28

05007534

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Agora SA

*CURRENT ADDRESS

PROCESSED
MAY 02 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4941 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/2/05

82-4941

12-31-04
AR/S

AGORA SA

CONSOLIDATED FINANCIAL STATEMENTS
AS AT 31 December 2004
prepared under
INTERNATIONAL FINANCIAL REPORTING STANDARDS

9

KPMG

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa, Polska

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
contact_us@kpmg.pl
www.kpmg.pl

Report of the independent auditor

To the shareholders of Agora S.A.

We have audited the accompanying consolidated balance sheet of the Agora S.A. Group ("the Group") as of 31 December 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as of 31 December 2004, and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

KPMG AUDYT SP. Z O.O.

KPMG Audyt Sp. z o.o.
12 April 2005

Spółka zarejestrowana w Sądzie Rejonowym dla m. st. Warszawy XIX Wydział Gospodarczy

Cysarz, Bogdan Dębicki, Leszek Dubicki, Zofia Popławska, Bożena Graczyk, Marek Strugała, Wojciech Stopka, Marcin

Contents

Agora SA

Consolidated balance sheet as at 31 December 2004

(all amounts in PLN thousands unless otherwise indicated)

	Note	As at 31 December 2004	As at 31 December 2003
Assets			
Non-current assets:			
Property, plant and equipment	2	742,632	820,079
Intangible assets	3	253,408	258,645
Investments	4	20,696	30,597
Investments in associates	5	5,180	8,602
Receivables and prepayments		1,415	1,055
Deferred tax assets	14	15,910	14,567
		1,039,241	1,133,545
Current assets:			
Inventories	6	18,586	15,166
Accounts receivable and prepayments	7	154,339	124,014
Income tax receivable		3,650	5,564
Short-term securities and other financial assets	8	142,571	49,288
Cash and cash equivalents	9	87,897	49,301
		407,043	243,333
Total assets		1,446,284	1,376,878

Agora SA

Consolidated balance sheet as at 31 December 2004

(all amounts in PLN thousands unless otherwise indicated)

	Note	As at 31 December 2004	As at 31 December 2003
Shareholders' equity and liabilities			
Shareholders' equity:			
Share capital	10	56,758	56,758
Share premium		353,646	353,646
Retained earnings and other reserves	11	714,286	654,842
		1,124,690	1,065,246
Minority interest	12	1,554	1,273
Non-current liabilities:			
Interest bearing loans and borrowings	13	104,721	139,564
Retirement severance provision	16	1,437	1,622
Deferred tax liabilities	14	49,003	42,318
Provisions	15	20	1,034
Deferred revenues and accruals	17	2,886	3,728
		158,067	188,266
Current liabilities:			
Retirement severance provision	16	20	22
Accounts payable	18	85,354	81,429
Income tax liabilities		10	253
Short-term borrowings	13	34,872	623
Provisions	15	2,566	8,118
Deferred revenues and accruals	17	39,151	31,648
		161,973	122,093
Total liabilities and shareholders' equity		1,446,284	1,376,878

See accompanying notes to the consolidated financial statements.

Agora SA

Consolidated income statement for the year ended 31 December 2004

(all amounts in PLN thousands unless otherwise indicated)

	Note	Year ended 31 December 2004	2003
Sales	19	1,001,087	853,507
Cost of sales	20	(598,342)	(561,586)
Gross profit		402,745	291,921
Selling expenses	20	(183,930)	(157,876)
Administrative expenses	20	(108,437)	(113,103)
Other operating income	21	18,392	23,669
Other operating expenses	22	(46,485)	(40,138)
Operating profit		82,285	4,473
Finance cost, net	27	(1,901)	(6,191)
Share of results of associates		(1,417)	(1,689)
Gain on disposal of shares in subsidiaries and associates		-	322
Allowance for losses on investments, net	4	(2,118)	(3,577)
Profit / (loss) before income taxes		76,849	(6,662)
Income tax (expense) / benefit	28	(9,453)	9,616
Minority interests		(1,080)	(836)
Net profit for the period		66,316	2,118
Earnings per share (in PLN)	30	1.17	0.04

See accompanying notes to the consolidated financial statements.

(all amounts in PLN thousands unless otherwise indicated)

	Share capital	Share premium	Retained earnings	Other	Total
Year ended 31 December 2003					
As at 31 December 2002	56,758	353,646	651,528	1,147	1,063,079
Adjustment from consolidation of subsidiary previously accounted for as an associate	-	-	49	-	49
Net profit for the period	-	-	2,118	-	2,118
As at 31 December 2003	56,758	353,646	653,695	1,147	1,065,246
Year ended 31 December 2004					
As at 31 December 2003	56,758	353,646	653,695	1,147	1,065,246
Change of accounting policy (Note 1)	-	-	(6,872)	-	(6,872)
Net profit for the period	-	-	66,316	-	66,316
As at 31 December 2004	56,758	353,646	713,139	1,147	1,124,690

See accompanying notes to the consolidated financial statements.

4

Agora SA

Consolidated cash flow statement for the year ended 31 December 2004

(all amounts in PLN thousands unless otherwise indicated)

	Year ended 31 December	
	2004	2003
Cash flows from operating activities		
Net profit / (loss) before income taxes	76,849	(6,662)
Adjustments for:		
Share of results of associates	1,417	1,689
Depreciation of property, plant and equipment	103,340	116,914
Amortisation of intangible assets and goodwill	20,931	20,344
Foreign exchange (gain) / loss	897	(31)
Interest, net	9,121	9,431
(Profit) / loss on investing activities	10,065	11,437
(Decrease) / increase in provisions	(6,761)	(4,032)
(Increase) / decrease in inventories	(3,420)	(426)
(Increase) / decrease in receivables and prepayments	(30,592)	11,699
(Decrease) / increase in payables	2,243	(27,039)
(Decrease) / increase in deferred revenues and accruals	6,909	1,453
Other adjustments	(463)	(320)
Cash generated from operations	190,536	134,457
Income taxes (paid) / returned	(2,351)	(1,566)
Net cash from operating activities	188,185	132,891
Cash flows from investing activities		
Proceeds from sale of property, plant and equipment and intangibles	1,197	843
Disposal of subsidiary (net of cash disposed) and associates	-	400
Disposal of financial assets	200	16,878
Loan repayment received	-	220
Interest received	3,421	1,532
Redemption/(acquisition) of short-term securities	(100,602)	(55,239)
Payment from former shareholders of AMS SA	-	10,000
Other	1,498	-
Purchase of property plant and equipment and intangibles	(30,195)	(44,019)
Acquisition of subsidiary (net of cash acquired) and associates	(4,722)	(14,693)
Dividends paid to minority shareholders	(799)	(1,008)
Loans granted	(9,819)	(11,185)
Other	-	(1,749)
Net cash used in investing activities	(139,821)	(98,020)

4

(all amounts in PLN thousands unless otherwise indicated)

	Year ended 31 December 2004	Year ended 31 December 2003
Cash flows from financing activities		
Proceeds from borrowings	2	-
Repayment of borrowings	(619)	(15,890)
Repayment of debt instruments issued	-	(9,000)
Payment of finance lease liabilities	-	(196)
Interest and fees paid	(9,151)	(9,965)
Net cash used in financing activities	(9,768)	(35,051)
Net increase / (decrease) in cash and cash equivalents	38,596	(180)
Cash and cash equivalents		
At start of period	49,301	49,481
At end of period	87,897	49,301
Including restricted cash	8,546	3,775

See accompanying notes to the consolidated financial statements.

(all amounts in PLN thousands unless otherwise indicated)

General information

Agora SA with its registered seat in Poland, 00-732 Warsaw, Czerska 8/10 street ("the Company", "parent company") principally produces, sells and promotes *Gazeta Wyborcza* the daily newspaper, magazines and other periodicals in Poland and controls or exercises significant influence over 27 radio operating companies (28 stations broadcasting at 31 December 2004). Additionally the Company is active in the outdoor segment through its subsidiary, Art Marketing Syndicate SA ("AMS").

The Group comprises Agora SA and 24 subsidiaries. Additionally Agora SA exercises significant influence over 7 associate companies. Details of Group companies are presented in note 38.

The Group operates in all the major cities in Poland.

The financial statements are presented for the year ended 31 December 2004, with comparative figures presented for the year ended 31 December 2003.

The financial statements were authorised for issue by the Management Board on 12 April 2005.

1. Summary of significant accounting policies

(a) Statement of compliance

The consolidated financial statements of the Agora SA Group ("the Group") are prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB.

International Accounting Standard 39 "Financial instruments: Recognition and Measurement" (revised 2003) (IAS 39) and International Accounting Standard 32 "Financial instruments: Disclosure and Presentation" (revised 2003) (IAS 32) have been adopted in the consolidated financial statements before their effective date of 1 January 2005, as described in note 40.

(b) Basis of preparation

The financial statements are presented in Polish zloty, rounded to the nearest thousand. They are prepared on the historical cost basis except that trading instruments and derivative financial instruments are stated at their fair value.

The accounting policies set out below were applied consistently to all periods presented in these consolidated financial statements, except for the changes described in note 40 "Changes in accounting policies and in presentation and classification of certain balances".

The accounting policies were applied consistently by Group entities.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

(Summary of significant accounting policies continued)

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group's interest in the entity. Unrealised gains arising from transactions with associates are eliminated against the investment in the associate. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(d) Property, plant and equipment

Items of property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any (see accounting policy x).

The cost of property, plant and equipment comprises costs incurred in their purchase or manufacture and includes capitalised borrowing costs.

Depreciation is calculated on the straight line basis or on the reducing balance basis over the estimated useful life of each asset, with the exception of low-value assets that are depreciated fully when brought into use. Estimated useful life of property, plant and equipment, by significant class of asset, is as follows:

Perpetual leasehold of land	86 - 93 years
Buildings	10 - 40 years
Plant and machinery	2 - 20 years
Other equipment and motor vehicles	3 - 8 years

Land is not depreciated.

Repairs and renewals are charged to the income statement when the expenditure is incurred; major improvements are capitalised when incurred, providing that they increase the future economic benefits embodied in the item of property, plant and equipment.

(e) Intangible assets

Goodwill arising on an acquisition represents the excess of the cost of the acquisition over the fair value of the net identifiable assets acquired. Goodwill is stated at cost less accumulated amortisation and impairment losses, if any (see accounting policy x).

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses, if any (see accounting policy x).

Estimated useful lives of intangible assets (amortised on a straight-line basis over the estimated useful lives) are as follows:

Acquired magazine titles	5 - 20 years
Goodwill	5 - 20 years
Other intangible assets (licences, copyrights, etc.)	3 - 7 years

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(f) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and demand deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

9

(Summary of significant accounting policies continued)

(g) Derivative financial instruments

At 31 December 2004 the Group was a party to contracts that contained derivative financial instruments embedded in rental and other non-financial instrument contracts denominated in foreign currencies. Upon acquisition of such financial instruments the Group assesses whether the economic characteristics of the embedded derivative instrument are closely related to the economic characteristics of the financial instrument ("host contract") and whether the financial instrument that embodies both the embedded derivative instrument and the host contract is currently measured at fair value with changes in fair value reported in earnings, and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. Derivatives embedded in foreign currency non-financial instrument contracts are not separated from the host contracts if these contracts are in currencies which are commonly used in the economic environment in which transactions take place. If the embedded derivative instrument is determined not to be closely related to the host contract and the embedded derivative instrument would qualify as a derivative instrument, the embedded derivative instrument is separated from the host contract and valued at fair value with changes recorded in the income statement.

Derivative financial instruments are recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The Group does not apply hedge accounting and any gain or loss relating to the change in the fair value of the derivative financial instrument is recognized in the income statement.

(h) Originated loans

Loans originated by the Group are financial assets created by the Group providing money, goods, or services to a debtor, other than those created with the intent to be sold in the short-term. Loans originated by the Group comprise loans provided to associate entities (refer to Note 4), other non-consolidated entities and loans originating on the buy-sell back treasury bonds (refer to note 8). Originated loans are carried at amortized cost, less impairment losses recognised (see accounting policy x). Accrued interest is included in net profit or loss for the period in which it arises. The Group immediately recognises impairment losses for all interest accrued on impaired loans.

(i) Trading instruments

Trading instruments are those that the Group principally holds for the purpose of short-term profit taking. Subsequent to initial recognition (at which date trading instruments are stated at cost), all trading instruments are measured at fair value. Gains or losses on trading instruments are recognised in net profit or loss for the period.

(j) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories of financial assets. Subsequent to initial recognition (at which date available-for-sale financial assets are stated at cost), all available-for-sale financial assets are measured at fair value. Unrealised gains or losses of available-for-sale financial assets are recognised in equity. For interest-bearing financial assets interest is calculated using the effective interest method and is recognised in the income statement.

(k) Derecognition of financial instruments

The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

(l) Foreign currency

Foreign currency transactions are translated at the foreign exchange rates prevailing at the date of the transactions, set either by the Company's bank, the National Bank of Poland or customs authorities as appropriate. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated income statement. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to PLN at the foreign exchange rate set by the National Bank of Poland ruling for that date.

9

(Summary of significant accounting policies continued)

(m) Receivables

Trade and other receivables are stated at their cost less impairment losses (refer to the accounting policy x). The Group recognises impairment losses for receivables in dispute, doubtful debts, including debts overdue 3 months or more. The losses are charged to operating or financial costs depending on the nature of the amount that was provided for.

(n) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined by the first-in, first-out (FIFO) method. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses.

(o) Equity

The share capital of the parent company is also the share capital of the Group and is presented at the nominal value of registered stock, in accordance with the parent company's statute and commercial registration.

The share premium is a capital reserve arising on the Group's initial public offering ("IPO") during 1999 and is presented net of the IPO costs, decreased by the tax shield on the costs.

Retained earnings represent accumulated net profits / losses.

(p) Income taxes and deferred income taxes

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is provided, using the balance sheet liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and for tax losses carried forward. The principal temporary differences arise on depreciation of property, plant and equipment and various transactions not considered to be taxable or tax-deductible until settlement. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(q) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

(r) Retirement severance provision

The Group's obligation in respect of retirement severance provision is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is based on a reliable estimate.

(Summary of significant accounting policies continued)

(s) Interest-bearing borrowings

Borrowings are recognised initially in the amount of proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method.

(t) Grants from the disabled fund

The Group's subsidiary (AMS SA) receives grants from the state to fund acquisition of fixed assets, which are recognised in the balance sheet initially as deferred income when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching thereto (related to employment of disabled persons). The grants are recognised in the income statement as revenue on a systematic basis over the useful life of the respective assets.

(u) Trade and other payables

Trade and other payables are stated at their cost.

(v) Revenue recognition

Sales revenue comprises revenue earned (net of value added tax (VAT), returns, discounts and allowances) from the provision of services or goods to third parties.

(i) Sale of goods

Revenues are recognised when the conditions of sale have been met and no significant uncertainties remain regarding the acceptance of the goods (significant risk and rewards of ownership have been transferred to the buyer).

(ii) Sale of services

Revenue from sales of advertising services is recognized as services are provided.

(iii) Interest income

Revenue is recognised as the interest accrues (using the effective interest method).

(iv) Dividend income

Dividend income is recognised when the right to receive payment is established.

(w) Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services (business segment), which is subject to risks and rewards that are different from those of other segments.

The Group is not segmented geographically.

(x) Impairment losses

The carrying amount of the Group's assets, other than inventories (see accounting policy n), and deferred tax assets (see accounting policy p), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amount is estimated (the higher of net selling price and value in use). The value in use is assumed to be a present value of discounted future economic benefits which will be generated by the assets.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

At each balance sheet date the Group reviews recognised impairment losses whether there is any indication showing that some of the recognised impairment losses should be reversed. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Reversal on an impairment loss is recognised in the income statement.

(y) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of

4

(Summary of significant accounting policies continued)

the total lease expense.

(z) Borrowing costs

Interest and other costs of borrowing are recorded in the income statement, unless directly related to investments in qualifying items of property, plant and equipment, in which case they are capitalised.

(aa) Employee incentive plans

The Group's employee incentive schemes valid until 2004 provided for performance related remuneration of management level and non-executive high performing employees in the form of a cash bonus and restricted stock.

The cost arising from the discretionary scheme, comprising the amount of cash bonus payable by the Group is estimated and accrued over the performance measurement period, and adjusted for final awards once determined.

One of the Group's shareholders (Agora Holding Sp. z o.o.) awards restricted stock to the Group's eligible employees. Restricted stock is awarded to the Group's employees from stock already in issue. The shares are awarded to the Group's eligible employees at a fixed price of PLN 1 per share.

New IFRS 2 "Share-based payment" is effective from 1 January 2005. The transitional provisions of IFRS 2 state that the standard should be applied to equity instruments that were granted after 7 November 2002 and had not yet vested at 1 January 2005. As all restricted stock was granted to employees either before 7 November 2002 or was vested before 1 January 2005, the Standard does not apply to the Group incentive plan valid until 2004. Consequently, the fair value of the shares granted by the end of 2004 is not reflected in the accompanied financial statements and will not affect the Group's accounts in the future.

(ab) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

(ac) Related parties

For the purposes of these financial statements, related parties comprise significant shareholders, non-consolidated subsidiaries, associated undertakings, members of the Management and Supervisory Boards of the Group entities and their immediate family, and entities under their control.

(ad) Accounting for tax exemption in Special Economic Zone (SEZ)

The Group's subsidiary (Agora Poligrafia Sp. z o.o.) operates in a Special Economic Zone. Income from activities in SEZ is exempt from taxation. The tax exemption is recognised in the Group's income statement in the period to which it relates.

(all amounts in PLN thousands unless otherwise indicated)

2. Property, plant and equipment

	Land and buildings	Plant, machinery and equipment	Assets under construction	Total
At 1 January 2004				
Cost	402,024	863,951	12,457	1,278,432
Accumulated depreciation	(61,895)	(395,017)	-	(456,912)
Accumulated impairment losses	(162)	(1,623)	-	(1,785)
Net book amount	339,967	467,311	12,457	819,735
Prepayments for property, plant and equipment				344
Net book amount				820,079
Year ended 31 December 2004				
Opening net book amount	339,967	467,311	12,457	819,735
Additions	4,445	26,389	18,417	49,251
Additions through business combinations	375	618	-	993
Disposals	(722)	(2,665)	-	(3,387)
Transfers	-	-	(18,990)	(18,990)
Depreciation charge	(16,226)	(87,114)	-	(103,340)
Impairment loss	(1,991)	(551)	-	(2,542)
Closing net book amount	325,848	403,988	11,884	741,720
At 31 December 2004				
Cost	405,539	875,293	11,884	1,292,716
Accumulated depreciation	(77,538)	(469,131)	-	(546,669)
Accumulated impairment losses	(2,153)	(2,174)	-	(4,327)
Net book amount	325,848	403 998	11,884	741,720
Prepayments for property, plant and equipment				912
Net book amount				742,632

The carrying amount of land and buildings includes perpetual usufruct of land in the amount of PLN 19,519 thousand.

(all amounts in PLN thousands unless otherwise indicated)

	Land and buildings	Plant, machinery and equipment	Assets under construction	Total
At 1 January 2003				
Cost	397,078	849,606	15,753	1,262,437
Accumulated depreciation	(46,278)	(311,771)	-	(358,049)
Net book amount	350,800	537,835	15,753	904,388
Prepayments for property, plant and equipment				39
Accumulated impairment losses				(987)
Net book amount				903,440
Year ended 31 December 2003				
Opening net book amount	350,800	537,835	15,753	904,388
Additions	4,881	35,750	21,601	62,232
Additions through business combinations	1,351	509	-	1,860
Disposals	(948)	(4,201)	-	(5,149)
Transfers	-	-	(24,897)	(24,897)
Depreciation charge	(15,955)	(100,959)	-	(116,914)
Closing net book amount	340,129	468,934	12,457	821,520
At 31 December 2003				
Cost	402,024	863,951	12,457	1,278,432
Accumulated depreciation	(61,895)	(395,017)	-	(456,912)
Accumulated impairment losses	(162)	(1,623)	-	(1,785)
Net book amount	339,967	467,311	12,457	819,735
Prepayments for property, plant and equipment				344
Net book amount				820,079

The carrying amount of land and buildings includes perpetual usufruct of land in the amount of PLN 19,747 thousand.

All assets included above are owned by the Group.

Depreciation of property, plant and equipment is recognised "cost of sales", "selling expenses" and "administrative expenses". Impairment losses are recognised in "other operating expenses" in the income statement.

(all amounts in PLN thousands unless otherwise indicated)

The following property, plant and equipment with their respective net book values as at 31 December 2004 are pledged as security for a PLN 500 million loan facility, which is fully described in note 13.

Assets	Net book value as at 31 December 2004
Perpetual usufruct	7,123
Land	8,604
Buildings	308,079
Printing presses	135,028
	458,834

Contractual capital and investment commitments are disclosed in note 34.

3. Intangible assets

	Magazine titles	Goodwill	Other intangible assets	Total
At 1 January 2004				
Cost	86,696	209,809	5,062	301,567
Accumulated amortisation	(8,783)	(31,727)	(2,412)	(42,922)
Net book amount	77,913	178,082	2,650	258,645
Year ended 31 December 2004				
Opening net book amount	77,913	178,082	2,650	258,645
Additions	-	-	1,818	1,818
Additions through business combinations	-	15,540	283	15,823
Disposals	(172)	-	(996)	(1,168)
Adjustments	17	-	-	17
Amortisation charge	(5,579)	(13,084)	(909)	(19,572)
Impairment loss	-	(2,019)	(136)	(2,155)
Closing net book amount	72,179	178,519	2,710	253,408
At 31 December 2004				
Cost	86,360	222,464	6,190	315,014
Accumulated amortisation	(14,181)	(43,945)	(3,344)	(61,470)
Accumulated impairment losses	-	-	(136)	(136)
Net book amount	72,179	178,519	2,710	253,408

(all amounts in PLN thousands unless otherwise indicated)

	Magazine titles	Goodwill	Other intangible assets	Total
At 1 January 2003				
Cost	82,518	200,720	8,041	291,279
Accumulated amortisation	(3,018)	(20,169)	(1,961)	(25,148)
Net book amount	79,500	180,551	6,080	266,131
Year ended 31 December 2003				
Opening net book amount	79,500	180,551	6,080	266,131
Reclassification	4,075	-	(4,075)	-
Additions	-	-	1,160	1,160
Additions through business combinations	-	9,089	80	9,169
Disposals	-	-	(59)	(45)
Adjustments	14	-	-	14
Amortisation charge	(5,676)	(11,558)	(536)	(17,770)
Closing net book amount	77,913	178,082	2,650	258,645
At 31 December 2003				
Cost	86,696	209,809	5,062	301,567
Accumulated amortisation	(8,783)	(31,727)	(2,412)	(42,922)
Net book amount	77,913	178,082	2,650	258,645

The reclassification relates to motor magazine titles previously shown in "other intangible assets".

The rights to magazine titles purchased are pledged as security for a PLN 500 million loan facility, which is fully described in note 13.

The additions to goodwill resulted from:

	2004	2003
Acquisitions of new subsidiaries during the period (note 31)	10,470	5,214
Reclassifications from associates (note 5)	5,020	3,016
Increase of interests in subsidiaries (note 31)	50	859
	15,540	9,089

Amortisation of goodwill is recognised in "other operating expenses" and amortisation of magazine titles and other intangible assets in "cost of sales", "selling expenses" and "administrative expenses".

Starting from 1 January 2005 the Group will not amortise goodwill following the implementation of the provisions of IFRS 3 "Business combinations".

(all amounts in PLN thousands unless otherwise indicated)

4. Investments

Investments include primarily shares in non-consolidated subsidiaries and associates, loans granted to non-consolidated subsidiaries and associates and advances for purchase of shares.

	2004	2003
Opening net book amount, including	30,597	27,826
- shares in non-consolidated subsidiaries and associates	3,073	2,218
- loans granted	17,889	13,966
- advances for purchase of shares	8,784	11,412
- other	851	230
Additions	15,355	20,340
- long-term loans granted and similar items	13,854	16,904
- acquisitions and increases in equity of non-consolidated subsidiaries and associates	1,501	3,436
Disposals and adjustments	(14,812)	(4,440)
Transfer to short term loans	-	(431)
Allowance for losses on investments	(10,444)	(12,698)
Closing net book amount, including:	20,696	30,597
- shares in non-consolidated subsidiaries and associates	3,149	3,073
- loans granted	14,441	17,889
- advances for purchase of shares	1,460	8,784
- other	1,646	851

Additions to long term loans granted and similar items in the amount of PLN 13,854 thousand include primarily loans granted in the amount of PLN 9,819 thousand and accrued interest in the amount of PLN 2,616 thousand. Loans are granted for the period from 4 to 20 years and are repayable in monthly instalments. Loans granted bear floating interest rate based on WIBOR plus margin.

Disposals and adjustments include primarily elimination of loans granted to subsidiaries previously accounted for using the equity method in the amount of PLN 4,827 thousand and decrease of advances for shares in the amount of PLN 7,379 thousand.

Allowance for losses on investments of PLN 10,444 thousand includes primarily an increase in allowance for a loan granted to an associate, Inforadio Sp. z o.o., of PLN 7,776 thousand and an increase of PLN 2,616 thousand in the allowance for accrued interest from associate companies (an allowance for accrued interest is included in "finance cost, net" in the income statement and decreases interest income – note 27). In the same period the Group released an allowance for a guarantee granted to Inforadio Sp. z o.o. in respect of bank loans in the amount of PLN 5,590 thousand. The net effect of an increase of allowance for a loan granted to an associate company and a release of an allowance for a guarantee granted in included "allowance for losses on investments, net" in the income statement.

(all amounts in PLN thousands unless otherwise indicated)

5. Investments in associates

	2004	2003
Share in equity of associates	87	47
Net goodwill at the end of the period	5,093	8,555
Total investments in associates	5,180	8,602

Gross goodwill at the beginning of the period	12,279	10,133
Additions	2,180	11,831
- acquisitions of associated entities (note 31)	2,180	11,831
Disposals	(4,837)	(9,685)
- reclassification to subsidiary	(4,081)	(3,350)
- share in net result	(756)	(6,257)
- disposal of a share in an associate	-	(78)
Gross goodwill at the end of the period	9,622	12,279
Write-off of goodwill at the beginning of the period	3,724	1,539
Write-off of goodwill during the period	805	2,185
- reclassification to subsidiary	(526)	(334)
- amortisation of goodwill and impairment losses	1,359	2,574
- share in losses	(28)	(55)
Write-off of goodwill at the end of the period	4,529	3,724
Net goodwill at the end of the period	5,093	8,555

Interest in results of associates	(1,417)	(1,689)

A listing of associates of the Group is set in Note 37.

6. Inventories

	2004	2003
Raw materials and consumables	16,241	15,052
Finished goods and goods held for resale	2,345	114
	18,586	15,166
Impairment losses recognised	1,274	6,562
Total inventories gross	19,860	21,728

The cost of inventories recognised as an expense amounted to PLN 190,622 thousand (2003: PLN 150,374 thousand) and is presented in "cost of sales" in the income statement.

(all amounts in PLN thousands unless otherwise indicated)

7. Accounts receivable and prepayments

	2004	2003
Trade receivables (net of impairment losses)	129,936	99,672
Other receivables	12,534	12,043
Prepayments and accrued income	7,517	6,470
Other taxes and social security	4,352	5,829
	154,339	124,014
Impairment losses recognised	44,636	53,064
Total receivable gross	198,975	177,078

Other receivables include loans granted to employees from the Group's social fund of PLN 11,013 thousand (31 December 2003: PLN 11,324 thousand). Loans are granted for the periods up to 5 years and are repayable in monthly instalments. Loans granted bear fixed interest rate of 3%.

Trade receivables are non-interest bearing and payment terms vary from 7 to 30 days. Tax and social security receivables are non-interest bearing.

Impairment losses recognised are included in "other operating expenses"; impairment losses reversed are included in "other operating income" in the income statement.

8. Short-term securities and other financial assets

	2004	2003
Buy-sell back treasury bonds	138,859	39,573
Certificates in investment funds	1,991	1,675
Loans granted	219	892
Short-term debt securities	1,502	188
Embedded financial instruments	-	6,960
	142,571	49,288

Buy-sell back treasury bonds earn interest at floating rates based on inter-bank money rates. Investments in treasury bonds are made for varying periods of between one and three weeks depending on the immediate cash requirements of the Group.

The carrying amount of financial assets approximates their fair value. The fair value of buy-sell back treasury bonds and certificates in investment funds is based on quotations. The fair value of loans granted and short-term debt securities is based on discounted expected future principal and interest cash flow.

9. Cash and cash equivalents

	2004	2003
Cash at bank and in hand	71,392	17,840
Short-term bank deposits	16,505	31,461
	87,897	49,301

Included in cash at bank is restricted cash in the amount PLN 8,546 thousand representing mainly cash administered by the Group's social fund (31 December 2003: PLN 3,690 thousand).

Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made generally for one-day periods and earn interest at the respective short-term deposit rates.

4

(all amounts in PLN thousands unless otherwise indicated)

10. Share capital

Number of shares as at 31 December 2004

"Registered A" shares of PLN 1.00 each	4,281,600
"Registered B" shares of PLN 1.00 each	39,108,900
"Registered C" shares of PLN 1.00 each	750,000
"Registered D" shares of PLN 1.00 each	2,267,025
"Bearer E" shares of PLN 1.00 each	9,000,000
"Bearer F" shares of PLN 1.00 each	1,350,000
	56,757,525

The number of shares has not changed in the 2004 and 2003 reporting periods.

Each Registered A share carries five votes at general meetings and Registered C shares carry up to five votes each limited to the overall percentage of shares owned.

Each B, D, E, F share carries one vote at a general meeting.

The total authorised number of ordinary shares is 99,325,668. All issued shares are fully paid.

Neither the Company itself, nor its subsidiaries owns the Company's shares.

The Registered B and D shares which are being distributed to employees of the Group by means of the incentive plans, are gradually converted to bearer shares in line with the rules of those plans and respective vesting periods.

11. Retained earnings and other reserves

Dividends

Retained earnings, as reported in accordance with Polish accounting regulations, may be distributed subject to certain minimum capital maintenance restrictions, stipulated in the commercial companies' code. Under the Statute of the Company, approval of a three-quarters majority vote of shareholders at the annual general meeting of shareholders is required to distribute retained earnings.

The Company announced its policy for returning profits to shareholders. The Company will propose and, upon Annual General Meeting's (AGM) approval, pay a dividend of PLN 0.5 per share annually. The Company intends to propose such a dividend annually, subject to the discretion of the Management Board/Supervisory Board and subject to the earnings and prospects of the Company and market conditions. If conditions warrant, the Company will also, from time to time, submit to the AGM a request for authorization of a share repurchase program (with cancellation) as a means of returning excess capital to shareholders.

12. Minority interest

Following the consolidation of subsidiaries the Company accounted for a minority interest which is presented below:

	2004	2003
At 1 January	1,273	1,476
Change for the period	1,080	836
On acquisition of subsidiaries	-	(31)
Dividends	(799)	(1,008)
At 31 December	1,554	1,273

(all amounts in PLN thousands unless otherwise indicated)

13. Interest bearing loans and borrowings and short-term borrowings

	2004	2003
Long term bank loan	104,610	139,480
Other	111	84
Total long term borrowings	104,721	139,564
Short term bank loans	34,872	623
Total short term borrowings	34,872	623
Total borrowings	139,593	140,187

As at 31 December 2004 the Group had a PLN 500 million long-term credit line available from Bank Pekao SA, pursuant to the loan agreement dated 5 April 2002. A pledge of the Group's property, plant and equipment and intangible assets constitutes the main collateral for the loan (see note 2 and 3 for details of the collateral).

According to the annex signed on 31 March 2005 the loan may be drawn in tranches until 30 March 2007 and may be used to finance Agora's new premises, purchase of property, plant and equipment, intangibles and financial assets, capital increases in media entities in which Agora may purchase shares, as well as current working capital needs. The base schedule set by the agreement provides for repayment of the principal of the loan in 16 equal quarterly instalments between 31 March 2007 and 31 December 2010. Interest is payable monthly or quarterly (at the borrower's election) and is set based on the WIBOR rate for the given interest period plus bank margin. WIBOR rate as at 31 December 2004 amounted to 6,7% (31 December 2003: 5,4%).

The amount of the loan drawn as at 31 December 2004 was PLN 139,480 thousand (of which PLN 104,610 thousand was classified as a long term and PLN 34,870 thousand as short term).

Debt repayment schedule:

	2004	2003
1 year or less	34,872	623
Between 1 and 2 years	69,796	69,804
Between 2 and 5 years	34,925	69,740
Over 5 years	-	20
	139,593	140,187

(all amounts in PLN thousands unless otherwise indicated)

14. Deferred income taxes

Recognised deferred tax assets and liabilities

Deductible temporary differences as at 31 December 2004 amounted to PLN 83,738 thousand (as at 31 December 2003 PLN 76,670 thousand).

Taxable temporary differences as at 31 December 2004 amounted to PLN 257,910 thousand (as at 31 December 2003 PLN 222,726 thousand).

Deferred income taxes are calculated using a rate of 19% (2003: 19%).

	Accruals and liabilities	Impairment losses	Deferred revenue and adjustments to revenue	Tax losses	Other	Total
Deferred tax assets						
At 1 January 2003	4,295	1,946	448	-	2,148	8,837
(Charged) / credited to the income statement	(1,052)	(1,058)	868	8,890	(1,918)	5,730
At 31 December 2003	3,243	888	1,316	8,890	230	14,567
At 1 January 2004	3,243	888	1,316	8,890	230	14,567
(Charged) / credited to the income statement	2,086	(60)	1,685	(2,692)	324	1,343
At 31 December 2004	5,329	828	3,001	6,198	554	15,910

	Investment relief	Accelerated depreciation	Other	Total
Deferred tax liabilities				
At 1 January 2003	15,807	31,536	876	48,219
Charged / (credited) to the income statement	(5,455)	281	(727)	(5,901)
At 31 December 2003	10,352	31,817	149	42,318
At 1 January 2004	10,352	31,817	149	42,318
Charged / (credited) to the income statement	(1,138)	7,571	341	6,774
Charged to equity	-	-	(89)	(89)
At 31 December 2004	9,214	39,388	401	49,003

(all amounts in PLN thousands unless otherwise indicated)

	2004	2003
Deferred tax assets:		
Deferred tax assets to be recovered after more than 12 months	701	4,502
Deferred tax assets to be recovered within 12 months	15,209	10,065
	15,910	14,567

Deferred tax liabilities:		
Deferred tax liabilities to be settled after more than 12 months	47,503	41,031
Deferred tax liabilities to be settled within 12 months	1,500	1,287
	49,003	42,318

Unrecognised tax assets

Due to uncertainty about availability of future tax profits or uncertainty as to realisation for tax purposes the Group did not recognise certain deferred tax assets. The amounts of deductible temporary differences and unused tax losses available together with expiry dates for which a deferred tax asset has not been recognised are shown in the table below:

	2004	2003	Expiry date
Unused tax losses	29,304	40,254	Up to 2009
Impairment allowances for receivables (net of VAT)	22,445	43,495	Unlimited
Other deductible temporary differences	17,082	8,624	Unlimited

Other deductible temporary differences include primarily accruals for costs and impairment losses for non-consolidated subsidiaries.

Temporary differences associated with investments in subsidiaries and associates for which deferred tax liabilities have not been recognised

Due to the long term nature of investments in subsidiaries and associates and the Group's ability to control reversals for tax purposes, the Group has not recognised temporary differences in the amount of PLN 27,021 thousand.

(all amounts in PLN thousands unless otherwise indicated)

15. Provisions

	Provision for guarantees	Other	Total
Long term provisions			
At 1 January 2003	9,712	707	10,419
Charged to the income statement			
- Additional provisions	327	-	327
- Unused amounts reversed / reclassification	(9,712)	-	(9,712)
Used during the year	-	-	
At 31 December 2003	327	707	1,034
At 1 January 2004	327	707	1,034
Charged to the income statement	(307)	(707)	(1,014)
- Additional provisions	-	-	-
- Unused amounts reversed / reclassification	(307)	(707)	(1,014)
Used during the year	-	-	-
At 31 December 2004	20	-	20

	Provision for guarantees	Restructuring	Provision for penalty interests and charges	Total
Short term provisions				
At 1 January 2003	1,399	715	2,214	4,328
Charged to the income statement				
- Additional provisions	7,125	-	554	7,679
- Unused amounts reversed / reclassification	(2,943)	-	(366)	(3,309)
Used during the year	-	(578)	(2)	(580)
At 31 December 2003	5,581	137	2,400	8,118
At 1 January 2004	5,581	137	2,400	8,118
Charged to the income statement				
- Additional provisions	9	8,565	2	8,576
- Unused amounts reversed / reclassification	(5,590)	(337)	(776)	(6,703)
Used during the year	-	(7,182)	(243)	(7,425)
At 31 December 2004	-	1,183	1,383	2,566

The provision for guarantees referred to Inforadio Sp. z o.o.; the release of the provision was caused by full repayment of the bank loan (see also note 4).

(all amounts in PLN thousands unless otherwise indicated)

16. Retirement severance provision

According to the Polish employment regulations, employees have the right to retirement severances payments. The amount provided as at 31 December 2004 amounted to PLN 1,457 thousand (31 December 2003: PLN 1,644 thousand). These liabilities result from the rights accrued to employees in the current year as well as in prior years.

17. Deferred revenues and accruals

	2004	2003
Long term		
Deferred revenue – financing from the disabled fund (AMS)	2,688	3,727
Other	198	1
	2,886	3,728
Short term		
Employee incentive plan	4,232	3,936
Payroll accrual	3,261	1,519
Holiday leave pay provision	9,273	9,598
Accrual for costs	12,534	7,330
Deferred revenue – prepayments for advertising services	7,077	5,607
Deferred revenue – financing from the disabled fund (AMS)	1,221	1,981
Other	1,553	1,677
	39,151	31,648

18. Accounts payable

	2004	2003
Trade payables	51,074	53,984
Other taxes and social security	16,021	11,220
Other payables	18,259	16,225
	85,354	81,429

Other payables include the Group's social fund and disabled fund of PLN 17,456 thousand (31 December 2003: PLN 14,973 thousand).

Trade payables are non-interest bearing and are normally settled within 14 days. Taxes and social security payables are non-interest bearing and are usually settled monthly.

19. Sales and segment information

(a) Segment information

The Group comprises the following main business segments:

- press and other media,
- outdoor advertising.

The majority of the press and other media segment sales and operating profit are derived from the principal activity of the Group which is copy sales and advertising sales of the *Gazeta Wyborcza* newspaper in Poland. Additionally, the segment also included the magazine business, radio business and internet.

The outdoor advertising segment is represented by the AMS Group.

Segment information is presented in respect of the Group's business segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income-earning assets and revenue, interest-bearing loans, borrowings and expenses, financial revenue and costs and income tax.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Inter-segment pricing is set on an arm's length basis.

(all amounts in PLN thousands unless otherwise indicated)

(a)Segment information, continued

	2004				2003			
	Press and other media	Outdoor	Consolidation eliminations	Consolidated	Press and other media	Outdoor	Consolidation eliminations	Consolidated
Revenue from external sales	893,793	107,294		1,001,087	763,582	89,925	-	853,507
Revenue from inter-segment sales	773	33,982	(34,755)	-	513	30,397	(30,910)	-
Total revenue	894,566	141,276	(34,755)	1,001,087	764,095	120,322	(30,910)	853,507
Costs of revenue from external customers	(806,390)	(97,969)	-	(904,359)	(745,842)	(89,125)	-	(834,967)
Costs of revenue from internal customers	(655)	(32,050)	32,705	-	(462)	(30,149)	30,612	-
Goodwill amortisation	(6,598)	(7,845)	-	(14,443)	(6,249)	(7,818)	-	(14,067)
Total operating costs	(813,643)	(137,864)	32,705	(918,802)	(752,554)	(127,092)	30,612	(849,034)
Operating profit – segment result	80,923	3,412	(2,050)	82,285	11,541	(6,770)	(298)	4,473
Net financial revenue and costs				(4,019)				(9,768)
Interest in results of associates				(1,417)				(1,689)
Gain on disposal of shares in an associate				-				322
Income taxes				(9,453)				9,616
Minority interests				(1,080)				(836)
Consolidated net profit for the period				66,316				2,118

(all amounts in PLN thousands unless otherwise indicated)

(a)Segment information, continued

	2004				2003			
	Press and other media	Outdoor	Consolidation eliminations	Consolidated	Press and other media	Outdoor	Consolidation eliminations	Consolidated
Assets	1,155,087	245,761	-	1,400,848	1,056,329	261,219	-	1,317,548
Investments in associates				5,180				8,602
Unallocated assets				40,256				50,728
Total Assets				1,446,284				1,376,878
Liabilities	98,846	34,142	-	132,988	91,939	37,642	-	129,581
Unallocated liabilities				188,606				182,051
Total liabilities				321,594				311,632
Capital expenditure	(17,810)	(12,000)	-	(29,810)	(27,584)	(13,288)	-	(40,872)
Depreciation and amortisation (excluding goodwill)	(90,511)	(19,317)	-	(109,828)	(103,418)	(19,773)	-	(123,191)
Impairment losses recognised in the profit and loss	(12,828)	(4,831)	9	(17,650)	(10,766)	(10,204)	114	(20,856)
Impairment losses reversed in the profit and loss	6,911	1,444	-	8,355	5,794	5,637	-	11,431

Impairment losses recognised relates mainly to impairment losses for receivables in the amount of PLN 12,266 thousand (2003: 13,939 thousand) and property, plant and equipment in the amount of PLN 5,193 thousand (2003: PLN 5,763 thousand).

Impairment losses reversed relates mainly to impairment losses for receivables in the amount of PLN 5,944 thousand (2003: 11,278 thousand).

(all amounts in PLN thousands unless otherwise indicated)

The majority of segmental impairment losses recognised and reversed refer to receivables according to the rules described in the Group's accounting policies.

(b) Sales information

	2004	2003
Sales of advertising services	642,050	581,476
Sales of newspapers and magazines	237,940	226,390
Other sales	121,097	45,641
	1,001,087	853,507

Included in sales of advertising services are barter sales of PLN 21,020 thousand (for the year ended 31 December 2003: PLN 19,232 thousand). The barter sales are recognised in accordance with SIC-31 "Revenue – Barter Transactions Involving Advertising Services".

20. Expenses by nature

	2004	2003
Raw materials and consumables	205,687	166,317
Advertising and promotion costs	99,539	75,472
Property operating lease rentals	8,038	8,832
Outdoor location lease rentals	57,356	56,951
Taxes and similar charges	8,918	7,973
Other external services rendered (telecommunication, printing, transport, IT, cleaning, maintenance)	173,604	165,573
Staff costs (Note 24)	227,739	228,256
Depreciation of property, plant and equipment (note 2)	103,340	116,914
Amortisation of intangible assets, excluding goodwill (Note 3)	6,488	6,277
Total cost of goods sold, selling and administrative expenses	890,709	832,565

21. Other operating income

	2004	2003
Gain on disposal of property, plant and equipment	926	324
Grants received	1,046	509
Reversal of impairment losses for receivables	5,944	11,278
Reversal of write-downs for inventories	387	173
Reversal of other provisions	2,159	733
Straight-line settlement of deferred grant revenue relating to property, plant and equipment financed from the disabled fund	1,677	4,860
Other	6,253	5,792
	18,392	23,669

(all amounts in PLN thousands unless otherwise indicated)

22. Other operating expenses

	2004	2003
Amortisation of goodwill, including associates	14,443	14,067
Impairment losses recognised for receivables	12,266	13,939
Impairment losses recognised for property, plant and equipment and intangible assets	5,193	5,763
Provisions recognised	409	872
Restructuring costs	10,538	-
Other	3,636	5,497
	46,485	40,138

23. Restructuring

In 2004 the Group implemented certain restructuring measures. These measures were aimed at increasing flexibility and improving the operational effectiveness of the Group in the context of increased competition. Part of the process is the reduction in operating costs through change in managing the business such as centralization of certain operations (finance, payroll) and optimization of material costs. Restructuring costs include payments resulting from headcount reduction, as well as other costs related to the implementation of the planned restructuring measures in the Group. Of the amount mentioned above, the net cost of PLN 9,955 thousand was incurred to the balance sheet day and the remaining PLN 583 thousand constitutes a restructuring provision (the remaining provision of PLN 600 thousand relates to other restructuring activities carried out within the Group). Total restructuring cost amounted to PLN 10,538 thousand, including PLN 2,020 thousand of non-cash expense.

24. Staff costs

	2004	2003
Wages and salaries	184,470	187,432
Social security costs	38,105	36,778
Employee incentive scheme costs	5,164	4,046
	227,739	228,256
Average number of persons employed	3,586	3,866

The headcount figure include employees of the companies consolidated using the full consolidation method (see note 30).

(all amounts in PLN thousands unless otherwise indicated)

25. Management Board and Supervisory Board remuneration

Remuneration of Management Board members of Agora SA paid pursuant to employment and management contracts:

	2004	2003
Wanda Rapaczynski	544	512
Piotr Niemczycki	536	519
Helena Luczywo (1)	303	410
Zbigniew Bak	782	704
Jarosław Szalinski (2)	244	-
	2,409	2,145

(1) remuneration for 2004 refers to the period of service as a member of the Board i.e. until 13 August 2004.

(2) remuneration for 2004 refers to the period of service as a member of the Board i.e. from 15 July 2004.

Total compensation paid during the year to the Supervisory Board members amounted to PLN 242 thousand (2003: PLN 242 thousand).

Total compensation paid to the management of associated and subsidiary companies:

	2004	2003
In consolidated companies		
Management Board members	6,189	7,992
Supervisory Board members	215	120
In companies excluded from consolidation		
Management Board members	116	492
Supervisory Board members	-	-

26. Employee share incentive plans

One of the Group's shareholders (Agora Holding Sp. z o.o.) awards restricted stock to the Group's eligible employees. Restricted stock is awarded to the Group's employees from stock already in issue. The shares sold by Agora Holding Sp. z o.o. have fixed price of PLN 1 and the following restrictions: the are registered ones, not admitted for public trade and cannot be sold for period from 2 to 10 years. Additionally, until vesting date Agora Holding Sp. z o.o. has irrevocable option to buy restricted stock back for fixed price of PLN 1 in case of non-compliance with conditions specified in the share incentive plan.

The shares are awarded to the Group's eligible employees pursuant to two plans:

a) Employee Stock Purchase Plans (ESPP)

The majority of the Group's employees (except those within the SIP below) were eligible and the number of shares granted was dependent on years of service.

Movements in the shares outstanding are as follows:

	2004	2003
At 1 January	2,245,113	-
Granted	-	2,245,113
Forfeited	(91,330)	-
Vested	(2,153,783)	-
At 31 December	-	2,245,113

(all amounts in PLN thousands unless otherwise indicated)

b) an ongoing management Stock Incentive Plan (SIP).

The SIP is designed to motivate managers. The number of shares granted depended on eligible managers meeting performance criteria (non-marketing conditions).

Movements in the shares outstanding are as follows (including shares granted to Management Board members):

	2004	2003
At 1 January	12,146,355	13,624,793
Granted	1,236,954	1,055,056
Forfeited	(219,380)	(54,395)
Vested	(5,144,586)	(2,479,099)
At 31 December	8,019,343	12,146,355

The shares under this scheme were granted in each year from 1998 (except for 1999) and vest gradually till 2010 (vesting period 5 or 10 years). The shares not yet vested as at 31 December 2004 were granted before 7 November 2002; consequently they are outside the scope of IFRS 2 "Share-based Payment".

The shares outstanding have full dividend and voting rights.

c) shares purchased by Management Board of Agora

Agora's shares owned by the Management Board members acquired in accordance with the employee incentive plans (see note 1 and 26: employee incentive plans for details) as well as following the change of the legal form of the Company:

	acquired in 2004	acquired in 2003	total shares owned at 31.12.2004	total shares owned at 31.12.2003
Wanda Rapaczynski	38,543	27,411	1,401,857	1,385,314
Piotr Niemczycki	37,981	27,011	1,748,373	1,882,691
Helena Luczywo (1)	-	21,625	-	1,300,193
Zbigniew Bak	85,486	59,466	155,850	140,728
Jarosław Szalinski	9,218	-	9,218	-

(1) Helena Luczywo resigned from the post of Vice-President and the member of the Management Board on 13 August 2004 and up until that date she did not purchase Agora's shares in 2004.

27. Finance cost, net

	2004	2003
Interest income	3,366	2,192
Income, other than dividends, from short-term investments	3,896	1,822
Revaluation of embedded derivative to fair value	-	2,216
	7,262	6,230
Interest and other expenses:		
Interest on loans payable	(9,145)	(10,059)
Foreign exchange translation gains / (losses)	(659)	(1,844)
Other financing costs, net	641	(518)
	(9,163)	(12,421)
	(1,901)	(6,191)

No interest was capitalised either in 2004 or in 2003.

(all amounts in PLN thousands unless otherwise indicated)

28. Income taxes

	2004	2003
Current domestic income taxes	4,022	2,018
Deferred income taxes	5,431	(11,634)
	9,453	(9,616)

Current tax receivables and liabilities are expected to be recovered or settled within one year.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate ruling in the particular year as follows:

	2004	2003
(Loss) / Profit before tax	76,849	(6,662)
Tax calculated at a tax rate of 19% (2003: 27%)	14,601	(1,799)
Tax effect of:		
Interests in results of associates	269	456
Tax losses of subsidiaries consolidated and other consolidation adjustments	521	13,341
The impact of income not subject to tax	(2,054)	(3,011)
Amortisation of goodwill	2,549	3,481
Other temporary differences on which deferred tax was not recognised	(5,289)	(10,142)
Other permanent differences	(233)	3,240
Utilisation of tax losses on which deferred tax was not recognised	(911)	(3,178)
Change of tax rate	-	(12,004)
Tax (recovery) / charge	9,453	(9,616)

29. Tax exemption in Special Economic Zone

The Group's subsidiary (Agora Poligrafia Sp. z o.o.) operates in a Special Economic Zone. Agora Poligrafia Sp. z o.o. was granted the right to tax exemption up to maximum amount of 75% of capital expenditures incurred since the date of permit for activity in the Special Economic Zone to 31 December 2006 (at 31 December 2004 qualifying capital expenditures amounted to PLN 70,297 thousand). As at 31 December 2004 the cumulative taxes not paid amounted to PLN 11,316 thousand (2003: PLN 9,262 thousand). The available discounted tax exemption as at 31 December 2004 amounted to PLN 27,144 thousand and it expires in 2016. The possibility to claim this tax exemption depends on the availability of future taxable income.

30. Earnings per share

In calculating earnings per share the following variables were used:

a) as numerators – net profits for the respective years,

b) as denominators - the average number of shares issued for the current year which is 56,757,525 for both 2004 and 2003.

There are no dilutive factors as at 31 December 2004 and 2003.

(all amounts in PLN thousands unless otherwise indicated)

31. Business combinations

Year ended 31 December 2004

	Radio Klakson Sp. z o.o.	Radio Wanda Sp. z o.o.	Tres Sp. z o.o.	Multimedia Sp. z o.o.	Total
The acquisition date	January 2004	January 2004	June 2004	July 2004	
% of voting equity instruments acquired	51.0%	73.0%	48.5%	52.0%	
% of voting equity instruments held after the transaction	100.0%	100.0%	48.5%	76.0%	
Net result included in the consolidated income statement / Share of results in associates	(671)	516	(154)	(171)	
Intangible assets	230	59	134	-	
Property, plant and equipment	128	772	57	93	
Operating working capital, except cash and cash equivalents	(213)	(842)	(130)	(111)	
Cash and cash equivalents	254	265	4	-	
Interest-bearing loans and borrowings	(2,564)	(1,749)	-	(1,126)	
	(2,165)	(1,495)	65	(1,144)	
Net identifiable assets and liabilities	(1,104)	(1,091)	32	(595)	
Other adjustments	268	381	-	(90)	
Goodwill on acquisition	4,297	4,680	1,988	1,493	12,458
Total consideration	3,461	3,970	2,020	808	10,259

(all amounts in PLN thousands unless otherwise indicated)

	Radio Klakson Sp. z o.o.	Radio Wanda Sp. z o.o.	Tres Sp. z o.o.	Multimedia Sp. z o.o.	Total
Purchase consideration settled in cash	3,461	3,970	2,020	808	10,259
Cash and cash equivalents in subsidiaries acquired	(254)	(265)	-	-	(519)
Cash outflow on acquisition	3,207	3,705	2,020	808	9,740
Less cash paid in the previous period					(6,739)
Other purchases					1,721
Acquisition of subsidiaries (net of cash acquired) and associates					4,722

Reconciliation of recognised goodwill:

	2004
Radio Klakson Sp. z o.o.	4,297
Radio Wanda Sp. z o.o.	4,680
Multimedia Sp. z o.o.	1,493
Other	50
Total goodwill on subsidiaries (note 3)	10,520
Tres Sp. z o.o.	1,988
Other	192
Total goodwill on associates (note 5)	2,180

Included in goodwill are intangible assets that cannot be individually separated and reliably measured from the acquiree due to their nature.

(all amounts in PLN thousands unless otherwise indicated)

Year ended 31 December 2003

	Wibor Sp. z o.o.	Radio Klakson Sp. z o.o.	Total
The acquisition date	December 2003	April 2003	
The percentage of voting equity instruments acquired	51.0%	45.0%	
The percentage of voting equity instruments after the transaction	100.0%	49.0%	
Net result included in the consolidated income statement / Share of results in associates	(296)	(614)	
Intangible assets	80	272	
Property, plant and equipment	1,860	122	
Operating working capital, except cash and cash equivalents	(8)	264	
Cash and cash equivalents	207	137	
Interest-bearing loans and borrowings	(803)	(2,202)	
	1,336	(1,407)	
Net identifiable assets and liabilities	682	(689)	
Other adjustments			
Goodwill on acquisition	5,214	4,153	9,367
Total consideration	5,896	3,464	9,360
Purchase consideration settled in cash	5,896	3,464	9,360
Cash and cash equivalents in subsidiaries acquired	(207)	-	(207)
Cash outflow on acquisition	5,689	3,464	9,153
Less cash paid in the previous period			(101)
Purchase of non-consolidated companies			3,073
Other purchases			2,568
Acquisition of subsidiary (net of cash acquired) and associates			14,693

32. Financial risk management

Credit risk

Financial assets which potentially subject the Group to concentration of credit risk consist principally of cash, short-term deposits and trade receivables. The Group's cash equivalents are placed with high credit quality financial institutions or with related entities. All investments are made subject to procedures approved by the Management Board.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. Credit risk with respect to trade receivables is limited due to the large number of customers comprising the Group's customer base and their dispersion across different industries. Accordingly, the Group has no significant concentration of credit risk.

Foreign currency risk

Accounts receivable in foreign currency amounted to PLN 1,130 thousand (31 December 2003: PLN 1,038

(all amounts in PLN thousands unless otherwise indicated)

thousand), principally in Euro.

Accounts payable requiring settlement in foreign currency amounted to PLN 7,340 thousand (31 December 2003: PLN 6,565 thousand), payable principally in Euro and USD.

Foreign exchange risk is related to purchases of newsprint which is contracted in Euro, fixed asset purchases and rent of premises which are also partly contracted in foreign currencies, mainly Euro and USD.

The Company does not hedge against exchange rate risk on a long term basis (because of the high cost of long term hedging). From time to time, the Company may still enter into short term forward currency contracts with maturity up to three months.

Interest rate risk

The Group invests in short-term deposits and short-term securities with variable interest rates specific to liquid financial instruments of minimum risk, or other securities paying a premium on redemption. All the deposits and securities mature within one year.

Additionally, the Group has interest bearing bank loans with interest at a floating rate based on WIBOR (refer to the note 13). The Group currently does not hedge against this cash flow risk.

Sensitivity analysis

Due to net cash position of the Group it is estimated that a general change of one percentage point in interest rates would not materially alter the Group's profit before tax.

33. Fair value of financial instruments

The carrying amount of financial instruments (except for bank loans) approximates their fair value because of the short maturity of these instruments. The carrying amount of bank loans approximate their fair value as these loans bear floating market interest rates.

34. Capital and investment commitments

Contractual capital and investment commitments existing at the balance sheet date amounted to PLN 7,622 thousand (31 December 2003: PLN 18,309 thousand).

As of 31 December 2004 future capital and investment expenditures budgeted by the Group for the following 12 months amounted to PLN 39,718 thousand (31 December 2003: PLN 53,260 thousand).

(all amounts in PLN thousands unless otherwise indicated)

35. Contingencies

As of 31 December 2004 the Company had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise, other than those noted below.

Benefiting party	Debtor	Valid till	Amount	Provisions booked
	Guarantees provided by Agora SA			
Bank BPH SA	BOR Sp. z o.o.	-	1,450	-
Pekao SA	Agora's employees	31.03.2008 / 31.05.2008	513	
	Guarantees provided by AMS SA			
VOX Chemia Sp. z o.o.	AMS SA	31.12.2012	1,467	-
PKiN Sp. z o.o.	AMS SA	31.01.2006	200	-
Other	AMS SA	30.12.2005 / 29.12.2006	90	-
			3,720	-

36. Commitments under operating leases

The future minimum lease payments under non-cancellable operating leases are primarily for the lease of outdoor locations for AMS panels, land and buildings and are summarised as follows :

	2004	2003
Within one year	43,140	43,283
Between:		
one and two years	35,177	37,611
two and three years	31,329	35,154
three and four years	27,567	32,999
four and five years	25,233	31,186
more than five years	1,763	33,231
Total minimum payments	164,209	213,464

The amounts disclosed above include 22% VAT that the Group will be able to recover.

(all amounts in PLN thousands unless otherwise indicated)

The majority of lease payments are denominated in PLN.

The total value of minimum lease payments denominated in foreign currencies amounts to EUR 1,720 thousand (2003: EUR 1,995 thousand) and USD 7,372 thousand (2003: USD 8,725 thousand) which is equivalent to PLN 29,794 thousand (2003: PLN 42,046 thousand).

A breakdown of the future minimum lease payments under non-cancellable operating leases to be paid by AMS is presented below:

	2004	2003
Within one year	39,026	37,590
Between:		
one and two years	32,125	34,456
two and three years	29,283	32,372
three and four years	26,294	30,666
four and five years	24,165	30,231
more than five years	121	29,625
Total minimum payments	151,014	194,940

The amount of minimum lease payments recognised in the income statements is shown in Note 20.

37. Group companies

The financial statements of the Group for 2004 include the following companies:

(all amounts in PLN thousands unless otherwise indicated)

	Companies consolidated in these financial statements	Group's equity holding 2004	Group's equity holding 2003
1	Agora SA, Warsaw	N/A	N/A
2	Agora Poligrafia Sp. z o.o., Tychy	100.0%	100.0%
3	Art Marketing Syndicate SA (AMS), Poznań	99.8%	99.8%
4	KKK FM S.A., Wrocław	84.2%	84.2%
5	Elita Sp. z o.o., Bydgoszcz	100.0%	99.8%
6	Radio Trefl Sp. z o.o., Sopot (2)	99.9%	99.9%
7	IM 40 Sp. z o.o., Warsaw	72.0%	72.0%
8	LRR Sp. z o.o., Warsaw	100.0%	100.0%
9	O'le Sp. z o.o., Opole (2)	100.0%	100.0%
10	Karolina Sp. z o.o., Tychy (2)	100.0%	100.0%
11	CITY Radio Sp. z o.o., Częstochowa	100.0%	100.0%
12	Radio Na Fali Sp. z o.o., Szczecin (2)	100.0%	100.0%
13	ROM Sp. z o.o., Warsaw (2)	100.0%	100.0%
14	Barys Sp. z o.o., Tychy (2)	89.8%	89.8%
15	Agencja Reklamowa Jowisz Sp. z o.o., Jelenia Góra (2)	100.0%	100.0%
16	Radio Pomoże Sp. z o.o., Bydgoszcz (2)	100.0%	100.0%
17	Twoje Radio Sp. z o.o., Wałbrzych (1) (2)	100.0%	100.0%
18	Wibor Sp. z o.o., Nowy Sącz (2)	100.0%	100.0%
19	Adpol Sp. z o.o., Warsaw	100.0%	100.0%
20	Akcent Media Sp. z o.o., Poznań	100.0%	100.0%
21	Radio Wanda Sp. z o.o., Cracow (2)	100.0%	27.0%
22	Radio Klakson Sp. z o.o., Wrocław	100.0%	49.0%
23	Multimedia Plus Sp. z o.o., Śrem	76.0%	24.0%
24	Lokalne Radio w Opolu Sp. z o.o., Opole (3)	100.0%	-
25	Radio Lokalne Zielona Góra Sp. z o.o., Zielona Góra (3)	100.0%	-

(1) indirectly, through Agencja Reklamowa Jowisz Sp. z o.o.
(2) directly and indirectly, through Lokalne Rozgłośnie Radiowe Sp. z o.o.
(3) demerged from Klakson Sp. z o.o.

	Companies accounted for using the equity method	Group's equity holding 2004	Group's equity holding 2003
26	Jan Babczyszyn Radio Jazz FM Sp. z o.o., Poznań	50.0%	42.0%
27	BOR Sp. z o.o., Poznań	50.0%	48.2%
28	Inforadio Sp. z o.o., Warsaw	45.3%	41.6%
29	Radio Mazowsze Sp. z o.o., Łomianki	23.9%	23.9%
30	Bis Media Sp. z o.o., Lublin	49.0%	49.0%
31	Regionalne Przedsiębiorstwo Związkowe Sp. z o.o., Tychy	49.0%	49.0%
32	Tres Sp. z o.o., Sieradz	48.5%	-

(all amounts in PLN thousands unless otherwise indicated)

The remaining companies in which Agora SA owns shares (not listed in the tables presented above) are not consolidated as they are immaterial.

38. Related-party transactions

There were no material transactions and balances with related parties other that disclosed below:

	2004	2003
Associates and non-consolidated subsidiaries		
Sales	5,073	4,912
Purchases of goods and services	(5,935)	(2,872)
Impairment losses on loans granted	(7,776)	(7,345)

Sales and purchases are conducted on the basis of the price lists in force with non-related parties.

	2004	2003
Associates and non-consolidated subsidiaries		
Receivables	1,540	3,058
Payables	1,207	540
Loans granted	12,883	15,909

39. Expiry of radio licences

Agora SA holds an interest in 27 radio companies in Poland, which control 27 local stations and the superregional radio station *TOK FM*. Radio stations operate under licences granted by the National Broadcasting Council (KRRiT). The concessions are granted for periods from 3 to 7 years in exchange for the licence fees payable upfront by a particular station. The fees are set in the licence based on the population in the area covered by particular station.

During the period of the concession the radio stations are, among others, obliged to comply with regulations in the Broadcasting Act, broadcast radio programmes as specified in the application for the concession approved by the National Broadcasting Council as well as provide the National Broadcasting Council with annual financial statements.

The certainty of the future cash flows from the radio business depends, among others, on the decisions of the National Broadcasting Council which may revoke the licence or refuse to renew it for non-compliance with the Broadcasting Act.

The breakdown of current year revenues of radio companies, consolidated using the full consolidation method, according to years when licences will expire is presented below:

Expiry date of radio licence	Number of radio companies concerned	Revenues for 2004
2005	2	2,934
2007	1	1,627
2008	4	2,984
2009	4	7,074
2010	3	7,044
2011	2	2,579
	16	24,242

9

(all amounts in PLN thousands unless otherwise indicated)

The breakdown of Agora's share in revenues of radio companies, consolidated using the equity method, according to years when licences will expire is presented below:

Expiry date of radio licence	Number of radio companies concerned	Share in revenues for 2004
2008	2	1,457
2009	1	21
2010	4	6,347
	7	7,825

40. Changes in accounting policies and changes in presentation and classification of certain balances

(i) changes in accounting policies

Beginning 1 January 2004 the Group adopted IAS 39 (revised 2003) and dated 31 March 2004 and IAS 32 (revised 2003), which, among others, specify that financial instruments such as derivatives embedded into foreign currency contracts are not separated from the host contracts if these contracts are in currencies which are commonly used in the economic environment in which transactions take place. The Group has outdoor location lease contracts and contracts for supply of services and goods denominated in foreign currencies (United States Dollars and Euro), which are commonly used currencies for these types of contracts in Poland. As a result of the early adoption of IAS 39, the Group derecognised financial derivatives embedded into the contracts described above in the amount of PLN 6,872 thousand, which represented the fair value of these embedded derivatives at 31 December 2003, net of deferred tax. The Group reduced the opening balance of consolidated equity at 1 January 2004 by the amount of PLN 6,872 thousand and no adjustments were made to the comparative information for the prior periods.

(ii) changes in presentation and classification of certain balances (in comparison to financial statements prepared as at 31 December 2003), intended to improve clarity of presentation:

- change to the balance sheet presentation of the certain short-term financial assets with maturities up to 3 months ("buy-sell back" treasury bonds and investment fund certificates), which are now presented as "Short-term securities and other financial assets", while they were presented as "Cash and cash equivalents" in the financial statements as at 31 December 2003. The balance sheet as at 31 December 2003 has been restated accordingly; "cash and cash equivalents" have been decreased and "short-term securities and other financial assets" have been increased by PLN 41,248 thousand.
- separate disclosure of deferred tax asset and deferred tax liability resulting in an increase in the balance sheet total in the amount of PLN 14,567 thousand as at 31 December 2003 (being the amount of the deferred tax asset),
- separate disclosure of "Non-current receivables and prepayments" previously shown in "Non-current investments" and "Accounts receivable and prepayments",
- disclosure of "Income tax receivable" and "Income tax liability" on the face of the balance sheet - previously shown in "Accounts receivable and prepayments" and "Accounts payable and accrued charges" respectively,
- separate disclosure of "Retirement severance provision" previously shown in "Long term provisions, deferred credits",
- separate disclosure of non-current and current "Deferred revenues and accruals" previously shown in "Accounts payable and accrued charges",
- separate disclosure of "Cost of sales", "Selling expenses", "Administrative expenses", "Other operating income" and "Other operating expenses"; all previously shown in "Operating costs",
- in the cash flow statement the change is the more detailed breakdown of cash flows from operating activities and separate disclosure of inflows and outflows from investing and financing activities. Additionally, dividends paid to minority shareholders have been transferred from financing to investing activities.

9

(all amounts in PLN thousands unless otherwise indicated)

As a consequence of the change in the balance sheet presentation of short-term financial assets, "net cash used in investing activities" for the year ended 31 December 2003 has been increased by PLN 39,208 thousand and "net cash from operating activities" decreased by PLN 1,469 thousand in comparison to previously reported figures.

The comparative information, except as stated otherwise, as at 31 December 2003 and for the year then ended have been restated, accordingly.

41. Events after the balance sheet date

On 24 January 2005 Agora sold 100% of the shares in Centrum Handlu Internetowego Sp. z o.o. for PLN 2,544 thousand. The carrying amount of these shares in the consolidated financial statements amounted to PLN 1,293 thousand.

On 31 March 2005 the annex No 4 was signed with Bank Pekao SA, which extended the drawing period and maturity of the loan by two years (note 13).

On 5 April 2005 Agora purchased 20.7% of shares in Inforadio Sp. z o.o. for the equivalent of EURO 2. Agora's share in Inforadio Sp. z o.o. after the transaction amounts to 66.1%.

The assets and liabilities arising from the acquisition are as follows:

Intangible assets	846
Property, plant and equipment	246
Operating working capital, except cash and cash equivalents	(883)
Cash and cash equivalents	243
Interest-bearing loans and borrowings	(52,624)
	(52,172)
Net identifiable assets and liabilities acquired	(10,800)
Adjustments resulting from initial consolidation of company previously accounted for using equity method and other adjustments	10,800
Goodwill on acquisition (1)	-
Total consideration	-
Purchase consideration settled in cash	-
Cash and cash equivalents in subsidiaries acquired	(243)
Cash inflow on acquisition	(243)

(1) the goodwill on acquisition has not been recognized due to difficult economic standing of Inforadio Sp. z o.o. The consolidation of Inforadio Sp. z o.o. will not have material effect on Group's equity.

Warsaw, 12 April 2005

Wanda Rapaczynski – President of the Management Board ....

Piotr Niemczycki – Deputy President of the Management Board ....

Zbigniew Bak – Deputy President of the Management Board ....

Jaroslaw Szalinski – Member of the Management Board ....

AGORA GROUP
MANAGEMENT DISCUSSION AND ANALYSIS (MD&A)
OF THE COMPANY'S RESULTS FOR THE YEAR 2004
PRESENTED ACCORDING TO
INTERNATIONAL FINANCIAL REPORTING STANDARDS

TABLE OF CONTENTS

AGORA GROUP
MANAGEMENT DISCUSSION AND ANALYSIS (MD&A)
OF THE COMPANY'S RESULTS FOR THE YEAR 2004
PRESENTED ACCORDING TO
INTERNATIONAL FINANCIAL REPORTING STANDARDS

REVENUE PLN 1 BILLION, EBITDA PLN 205 MILLION, OPERATING CASHFLOW PLN 188 MILLION

Unless indicated otherwise, all data presented herein represent the period of January – December 2004, while comparisons refer to the twelve months of 2004 versus twelve months of 2003. All data sources are presented in part IV of this MD&A.

Unless explicitly stated otherwise, advertising market data referred to herein are based on Agora's estimates adjusted for average discount rate and are stated in current prices. Given the discount pressure and advertising time and space sell-offs, these figures may not be fully reliable and will be adjusted in the consecutive reporting periods. The estimates refer to advertising expenditures in four media (TV, print, radio and outdoor), which in case of print do not include classifieds, inserts and obituaries. The estimates are based on rate card data obtained from the following sources: AGB Polska monitoring, CR Media monitoring, Agora Monitoring, Media Watch monitoring (distribution, copying and reproduction possible only under the permission of Media Watch, tel.+48 71 341 47 11).

In this MD&A Agora has corrected the advertising figures for 2003 and the previous years. The data referred to herein are based on the corrected estimates of the Company.

I. IMPORTANT EVENTS AND FACTORS WHICH INFLUENCE THE FINANCIALS OF THE GROUP

- Revenue of the Group exceeded PLN 1 billion and grew by 17% compared to 2003. Advertising sales increased by over 10%.
- In 2004, advertising spending grew 12% and was better than expected. The Group estimates 10% growth of the advertising market in 2005.
- *Gazeta* maintained a solid market position: in 2004, *Gazeta's* copy sales increased by 4.5%, while its share in the newspaper advertising market stood at close to 43%.
- 2004 revenue from book sales was over PLN 58 million. The project was profitable.
- Magazines, AMS, radios and internet met their 2004 operating targets.
- In 2004 the Group's EBITDA reached PLN 205 million, while its operating cashflow stood at PLN 188 million.
- Net profit of the Group was over PLN 66 million.
- The Management Board announces the Company's dividend policy.

Wanda Rapaczynski, President of the Management Board said:

"We have reasons to be pleased. In 2004, for the first time in our history, Agora's revenues crossed the one billion PLN threshold, while our profits grew strongly. *Gazeta's* position remained unshakeable - it grew copy sales and advertising revenues, *Fakt's* entry notwithstanding. Our new ideas - books, *Avanti* - met with our readers' approval and added scale. I'd like to underscore that all these accomplishments were accompanied by a steady and material improvements in efficiency. In 2005 we expect the advertising market to continue expanding and we are well prepared to benefit from the growth."

II. EXTERNAL AND INTERNAL FACTORS IMPORTANT FOR THE DEVELOPMENT OF THE GROUP

1. EXTERNAL FACTORS

1.1. Advertising market

In 2004, advertising spending increased by 12% and exceeded Group's expectations. The fastest growing segments were electronic media: television (13%) and radio (19%). This was due to increased spending by media (tough competition in the newspaper market) and FMCG advertisers. A significant surge was also recorded in construction, automotive and financial categories. Advertising spending for outdoor grew by 15% and for print by 9%. The growth of newspaper advertising was 9%, above Group's expectations.

1.2. Print market - competition

According to the Circulation Audit Office (ZKDP), the total number of copies sold by all newspapers in 2004 decreased by 2.6% yoy; excluding *Fakt,* it fell by 7.3%. Average copy sales of *Fakt* reached 536 thousand, while that of *Gazeta Wyborcza* 436 thousand copies. In 2004 *Gazeta Wyborcza* sold 4.5% copies more than in 2003.

In the fourth quarter of 2004, paid circulation of all newspapers declined by 3.4% (excluding *Fakt,* a decline of 6.3%). During the period, *Gazeta* maintained copy sales on the level comparable to the peak at the end of 2003 (442 thousand). At the same time, average paid circulation of *Fakt* fell below the half million mark and was 489 thousand copies.

A year after the launch, *Fakt* had negative impact on circulation of *Super Express* (15.6% decline of copy sales), while local newspapers which lost 10.7% copies sold.

Readership trails circulation. In 2004 *Gazeta's* readership reached 19.2% (18.8% a year before), *Fakt* had 22.6% reach, while *Super Express* 11.4% (13.4% in 2003).

According to Agora's estimates *Fakt's* share in the total newspaper advertising market was still small and stood at around 4%, which translates into an estimate of PLN 34 million in advertising revenues.

The entry of Axel Springer's tabloid toughened competition among newspapers. The publishers competed with one another through more attractive readership offers, promotions, new supplements and decreased cover prices. Free newspapers also became more active. Since 15 November 2004 Agora's Warsaw *Metro* was rolled out to 10 Polish cities. Now, its average circulation reaches 269 thousand copies. A daily *Metropol* and bi-daily *Dzień Dobry* broadened their reach as well.

According to the Circulation Audit Office (ZKDP) in the period of January - December 2004, paid circulation of national monthlies declined by 10%. (100 titles available in ZKDP records). Almost all women's magazines lost readers. This decline is attributed to a gadget war among publishers, who are under pressure to attach expensive gifts for readers to copies of magazines, while increasing cover prices.

2. INTERNAL FACTORS

2.1. Restructuring

In 2004 the Group implemented the first phase of restructuring measures. These measures were aimed at increasing flexibility and improving operational effectiveness of the Group in the context of increased competition. Results of the restructuring are reflected in the financial and market performance of the Group in 2004. According to Agora's estimates restructuring translates into savings in the amount of PLN 42 million annually from 2005. Savings come mainly from lay-offs, as well as reductions of production cost and fixed cost and will be reinvested in promotion of *Gazeta*, new projects and improvements of management quality. Most of the restructuring cost was mainly incurred in the first quarter of 2004 and reached PLN 10.5 million in the entire 2004 (including write-offs for assets shed from the magazine portfolio).

2.2. Promotion cost

In 2004 *Gazeta's* position in the newspaper market was of the primary importance to the Group. Increased spending on promotion and marketing of *Gazeta Wyborcza* was reflected in the newspaper's improved copy sales performance and market effectiveness. In 2004, total cost of promotion amounted to PLN 64 million (excluding the book project), of which PLN 54 million was spent in cash, and the reminder on barter (non-cash) contracts.

2.3. Publishing projects – books and encyclopedia

In June 2004 *Gazeta Wyborcza* started a big readership campaign. Every Tuesday a new book from the canon of the 20th century literature is sold together with *Gazeta* for PLN 15 plus the price of the newspaper. In 2004 the revenue from the sales of the book reached PLN 58.5 mln, and the project was profitable. The sales of the collection ended on 1 March 2005.

Popularity amongst readers and good results of the collection encouraged the Group to start a new publishing project - *Gazeta Wyborcza* Encyclopedia. First copy of the 20-volume encyclopedia hit the newsstands on 12 January 2005. The volumes are available on Wednesdays at the price of PLN 37 plus the price of the newspaper. The circulation of encyclopedia will be between 50-70% of *Gazeta's* Wednesday circulation. According to the business plan, the project shall enhance *Gazeta's* copy sales and will generate a profit.

2.4. New businesses - reaching operating targets

All new businesses met their operating targets. Magazines (excluding *Avanti*) and local radio stations (without *TOK FM* and new radio station in Lodz) reached positive EBITDA, while AMS generated PLN 5.6 million EBITDA.

3. PROSPECTS

3.1. Advertising market and revenue

Optimistic economic forecasts and improved growth rates for company investments are good signals for the advertising market in 2005. The Group expects a strengthening of growth trends in the durables: construction, real-estate, automotive and in finance.

According to Agora's estimates, total advertising spending in 2005 will increase by 10%. The fastest increase will be noted by TV (11%), which will increase its market share. Spending on press advertising will grow by slightly over 8%, out of which the newspapers will record an increase of almost 9%, and magazines of 8%. Outdoor and radio advertising will grow over 7%.

Please note, the market signals concerning planned or implemented price adjustments through increases of net rates, or rate cards increases (press, radio and outdoor) or decrease of discounts coupled with rate card adjustments (TV).

The Management Board would like to underscore that despite growing advertising expenditure for dailies in 2005, *Gazeta's* advertising sales are likely to grow at somewhat lower pace than the market due to the increased competition among newspapers.

3.2. Cost

In consequence of broadening of scale of operations through new publishing projects: expansion of free-of-charge newspaper Metro to 10 cities in Poland, collection of books, encyclopedia and *Gazeta Wyborcza's* other marketing projects, the Group plans to maintain high level of promotional spending in 2005.

Based on the estimated growth of advertising spending in 2005, the Group expects an increase in the cost of production and materials by 1%. Currently, production and materials cost constitutes 12% of the total operating cost; 10% of all cost is denominated in euro.

3.3. Agora's policy for returning profits to shareholders

Agora SA remains first and foremost focused on growth and expects to use its capital for expansion opportunities - both acquisitions and organic growth projects - that will enhance long-term shareholder value. At the same time, as appropriate and as authorized by the AGM, it will return excess capital to the shareholders through a dual mechanism of (i) a dividend and (ii) share repurchases.

The Company will propose and, upon AGM's approval, pay a dividend of PLN 0.5 per share annually. This dividend amount represents ca 1% yield which will satisfy certain shareholders seeking a current return and allow the company to potentially broaden its shareholder base. The Company intends to propose such a dividend annually, subject to the discretion of the Management Board/Supervisory Board and subject to the earnings and prospects of the Company and market conditions.

If conditions warrant, the Company will also, from time to time, submit to the AGM a request for authorization of a share repurchase program as a means of returning excess capital to shareholders. The Company will review its situation on an annual basis, prior to the AGM, and resolve whether to submit such a request. If a request is submitted, it will include all relevant terms and conditions of the repurchase program. If the program is approved, the company will periodically report its results.

3.4. Corporate Governance - introduction of orderly disposal rules

To further enhance the company's transparency, members of Agora's Management Board concluded agreements with Millennium Dom Maklerski concerning orderly disposal of the company's shares they hold. The agreements lay down the rules of completion of orders at the broker's discretion placed by the Management Board members.

In the agreements, each member of the Management Board indicated a number of shares to be disposed in particular quarters of 2005, as well as the minimum sell price. The agreements concern an orderly disposal of 330 thousand shares of the company in the year 2005, which constitutes 10.5% of total number of shares held by Agora's Management Board members as of the date of the agreement.

The broker responsible for particular order will have discretion over its completion, including decisions concerning trade sessions and the price at which the sales will be executed.

According to Polish Law, each transaction carried out in accordance with the agreement has to be disclosed to the public as a current disclosure. Execution of the agreement has a continuous character and thus the number of transactions and public disclosures is high.

3.5. Regulatory environment

3.5.1. New International Financial Reporting Standards

Beginning 1 January 2005, all public companies in the EU are obliged to report in accordance with International Financial Reporting Standards (IFRS). Heretofore, the Agora Group has been preparing its financial statements in accordance with both IFRS and Polish accounting regulations for many years. Starting from the first quarter of 2005, financial statements of the Agora Group companies will be prepared in accordance with IFRS only.

As on 1 January 2005 significant amendments to IFRS concerning goodwill treatment and share-based payments came into force.

As of the date of introduction of the new standards, goodwill amortization will not be reflected in profit and loss account (annual non-cash expense for goodwill amortization amounts to PLN 13 million). At the same time, the Group will be obliged to conduct an annual impairment test.

With regards to IFRS 2 "Share-based payments", all shares acquired by employees prior to the end of 2004 do not affect the Group's P&L. The potential impact of future stock incentive plans is still under review.

4

III. FINANCIAL RESULTS

1. THE AGORA GROUP

The consolidated financial statements of the Agora Group for the year 2004 include Agora SA, Agora Poligrafia Sp. z o.o., the Art Marketing Syndicate S.A. Group (AMS Group), and 27 subsidiary and associated companies of the radio business. Detailed list of companies of the Agora Group is presented in financial statements for 2004. In 2004 the following transactions took place:

- three radio related companies (Wanda Sp. z o.o., Klakson Sp. z o.o. and Multimedia Plus Sp. z o.o.) are now fully consolidated with the financials of the Agora Group, while as of 31 December 2003 they were accounted for using the equity method,
- 49% shares in 8 radio related companies and 29%, 90% and 100% in three others controlled by Agora were contributed in kind to LRR Sp. z o.o. (a 100% subsidiary of Agora),
- Agora acquired a 48.51% stake in Tres Sp. z o.o., a broadcaster of local radio program *Radio Pabianice*,
- in the fourth quarter of 2004 two companies – Lokalne Radio w Opolu Sp. z o.o. and Radio Lokalne Zielona Góra Sp. z o.o. was demerged from Radio Klakson Sp. z o.o. Agora SA controls 100% shares in all three companies.

2. PROFIT AND LOSS ACCOUNT OF THE AGORA GROUP

Tab. 1

in PLN million	2004	2003	% change yoy
Sales	1,001.1	853.5	17.3%
Advertising	642.1	581.5	10.4%
Copy sales	237.9	226.4	5.1%
Other	121.1	45.6	165.6%
Operating cost net, incl.:	(918.8)	(849.0)	8.2%
Raw materials, energy and consumables	(205.7)	(166.3)	23.7%
D&A	(109.8)	(123.2)	(10.9%)
Staff cost	(227.7)	(228.3)	(0.3%)
Promotion and marketing	(99.5)	(75.5)	31.8%
Goodwill amortization	(14.4)	(14.1)	2.1%
Restructuring	(10.5)	(0.5)	-
Operating profit / (loss) - EBIT	82.3	4.5	1,728.9%
Finance cost, net, incl.:	(4.1)	(9.5)	(56.8%)
Revenue from short-term investment	7.2	3.6	100.0%
Interest on loans	(9.3)	(10.1)	(7.9%)
Allowance for losses on investment, net	(2.1)	(3.6)	(41.7%)
Share of results of associates	(1.4)	(1.7)	(17.6%)
Profit / (loss) before income tax	76.8	(6.7)	-
Income tax expense	(9.5)	9.6	-
Minority interest	(1.0)	(0.8)	25.0%
Net profit / (loss) for the period	66.3	2.1	3,057.1%
EBIT margin (EBIT/Sales)	8.2%	0.5%	7.7pp
EBITDA	204.9	139.1	47.3%
EBITDA margin (EITDA/Sales)	20.5%	16.3%	4.2pp

Major products and services, as well as operating revenue and cost of the Agora Group are presented in detail in part IV of this MD&A ("Operating review – major lines of business of the Agora Group").

The impact of the operating results of particular businesses on the Group's financials is presented in the table under point 2.1. below.

Restructuring costs include payments resulting from headcount reduction, as well as other costs related to the implementation of the planned restructuring measures in the Group. Of the amount mentioned above, the net cost of PLN 9.9 million was incurred to the balance sheet day and the remaining PLN 0.6 million constitutes a restructuring provision. Total restructuring cost amounted to PLN 10.5 million, including PLN 2 million of non-cash expense.

Advertising market recovery and restructuring measures positively affected profitability ratios. All ratios presented in point 5 below improved.

2.1. Results presented according to major lines of business of the Agora Group

Tab. 2

	Press and the Internet	Magazines (1)	Outdoor	Radio	Unallocated amounts	Eliminations	Total (consolidated) 12 months 2004
Total sales	763.3	91.9	113.4	49.7	22.4	(39.6)	1,001.1
% Share	76.2%	9.2%	11.3%	5.0%	2.2%	(4.0%)	100.0%
Total operating cost	(628.5)	(104.3)	(125.9)	(48.1)	(41.2)	29.2	(918.8)
EBIT	134.8	(12.4)	(12.5)	1.6	(18.8)	(10.4)	82.3
Finance cost, net							(4.1)
Share of results of associates							(1.4)
Income tax expense							(9.5)
Minority interest							(1.0)
Net profit (loss)							66.3
EBITDA	205.5	(6.5)	5.6	3.7	(6.0)	2.6	204.9
CAPEX	(16.4)	(0.1)	(12.0)	(0.9)	(0.4)	-	(29.8)

(1) including expenditure related to launch of new titles

The column "unallocated amounts" includes amounts which were not allocated to any of Agora's lines of business: Agora's radio division, cost of the Company's headquarters and operating cost of new business development division.

2.2. Sales and markets of the Group

99.9% of the total sales of the Group was related to sales in the domestic market. Sales on foreign markets are realized mainly through press (foreign subscription).
The Group does not depend on a particular client. The biggest client of the Group (in respect of the turnover) is Ruch SA – press distributor (company unrelated to Agora SA). In 2004, the transaction value with this company exceeded 10% of the total revenue and amounted to approximately 12.5%.

2.3. Suppliers of the Group

The Group does not depend on a particular supplier. Paper and printing services are important cost items of the Group. Paper used for printing is purchased from several suppliers. In 2004 the value of transactions with any of the clients did not exceed 10% of the total revenue.

2.4. Finance cost, net

Higher revenue from short-term investment results from an increase in cash and monetary assets in 2004.

Lower financial interest on loans results from lower indebtedness (bank loans and commercial papers) of the AMS Group.

3. BALANCE SHEET OF THE AGORA GROUP

Tab. 3

in PLN million	31/12/2004	31/12/2003	% change to 31/12/2003
Non-current assets	1,039.3	1,133.6	(8.3%)
share in balance sheet total	71.9%	82.3%	(10.4pp)
Current assets	407.0	243.3	67.3%
share in balance sheet total	28.1%	17.7%	10.4pp
TOTAL ASSETS	1,446.3	1,376.9	5.0%
Equity	1,124.7	1,065.2	5.6%
share in balance sheet total	77.8%	77.3%	0.5pp
Minority interest	1.5	1.3	15.4%
share in balance sheet total	0.1%	0.1%	-
Non-current liabilities and provisions	158.1	188.3	(16.0%)
share in balance sheet total	10.9%	13.7%	(2.8pp)
Current liabilities and provisions	162.0	122.1	32.7%
share in balance sheet total	11.2%	8.9%	2.3pp
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,446.3	1,376.9	5.0%

3.1. Non-current assets

Lower value of fixed assets versus 31 December 2003 results from the depreciation of tangible fixed assets and amortization of intangible assets.

3.2. Current assets

The change in balance of current assets versus 31 December 2003 was affected mainly by the increase in short-term financial assets (increase in cash and short-term securities) and increase in receivables (effect of growing sales).

3.3. Non-current liabilities and provisions

Lower non-current liabilities as compared to 31 December 2003, result mainly from reclassification of the PLN 34.9 million long-term liability (bank loan) to current liabilities as of 31 December 2004.

3.4. Current liabilities and provisions

Increase in current liabilities over 31 December 2003 results from reclassification of the loan installment mentioned under point 3.3. above and increase in accruals. As at 31 December 2004 the short-term bank loans amounted to PLN 34.9 million. At the same time short-term provisions decreased mainly due to reversal of guarantee provision in the amount of PLN 5.6 million.

9

4. CASH FLOW STATEMENT OF THE AGORA GROUP

Tab. 4

in PLN million	2004	2003	% change yoy
Net cash from operating activities	188.2	132.9	41.6%
Net cash from investment activities	(139.8)	(98.0)	42.7%
Net cash from financing activities	(9.8)	(35.1)	(72.1%)
Total movement of cash and cash equivalents	38.6	(0.2)	-
Cash and cash equivalents at the end of period	87.9	49.3	78.3%

As at 31 December 2004, the Agora Group had PLN 228.8 million in cash and in short-term monetary assets, of which PLN 87.9 million was in cash and PLN 140.9 million in short-term monetary assets.

Considering the cash position and the available loan facility (PLN 500 million less the drawing of PLN 139.5 million), the Agora Group does not anticipate any liquidity problems with regard to its further investment plans.

4.1. Operating activities

Net cash from operating activities significantly improved in 2004 in comparison to last year. The main factors behind it were: enhancement of profitability (please refer to profitability ratios) and operating efficiency.

4.2. Investment activities

Higher net outflow from investing activities in 2004 was caused mainly by increased purchases of short-term securities (investments of free cash). In 2004 total net spending on short-term securities (treasury bonds and certificates in investment funds) amounted to PLN 99.2 million. Remaining outflows from investment activities related to purchases of fixed assets (PLN 30.1 million) and loans granted to related companies (PLN 9.8 million).

4.3. Financing activities

In 2004 net cash from financing activities mainly included interests paid, whereas in 2003 the Group additionally repaid its loans (PLN 15.9 million) and repurchased its commercial papers (PLN 9.0 million).

9

5. SELECTED FINANCIAL RATIOS [2]

Tab. 5

	2004	2003	% change yoy
Profitability ratios			
Net profit margin	6.6%	0.2%	6.4pp
Gross profit margin	40.2%	34.2%	6.0pp
Return on equity	6.1%	0.2%	5.9pp
Efficiency ratios			
Inventory turnover	10 days	10 days	-
Debtors days	41 days	44 days	(6.8%)
Creditors days	32 days	43 days	(25.6%)
Liquidity ratio			
Current ratio	2.5	2.0	25.0%
Financing ratios			
Gearing ratio (1)	-	3.6%	-
Interest cover	9.0	0.5	1,700.0%
Free cash flow interest cover	17.3	9.2	88.0%

(1) as at 31 December 2004 the Group had net cash position.

Definitions of financial ratios *[2]* are presented at the end of part IV of this MD&A *("Operating review – major lines of business of the Agora Group").*

IV. OPERATING REVIEW - MAJOR LINES OF BUSINESS OF THE AGORA GROUP

IV.A. PRESS AND THE INTERNET

Tab. 6

in PLN million	2004	2003	% change yoy
Total sales	763.3	657.3	16.1%
Copy sales	186.8	179.6	4.0%
incl. *Gazeta Wyborcza*	186.8	179.4	4.1%
Advertising revenue	446.3	423.4	5.4%
incl. *Gazeta Wyborcza*	441.1	415.1	6.3%
Revenue from Internet activity	11.9	8.1	46.9%
Other revenue	118.3	46.2	156.1%
incl. sales of printing services	43.4	30.0	44.7%
Total operating cost	(628.5)	(597.0)	5.3%
Raw materials, energy and consumables	(194.7)	(154.1)	26.3%
incl. newsprint for press (purchased by Agora)	(94.3)	(100.5)	(6.2%)
Staff cost	(172.1)	(178.0)	(3.3%)
D&A	(70.7)	(83.5)	(15.3%)
Other operating cost net, incl.:	(191.0)	(181.4)	5.3%
promotion and marketing (1)	(72.9)	(64.0)	13.9%
outsourced printing services	(32.0)	(37.6)	(14.9%)
restructuring	(7.1)	-	-
EBIT	134.8	60.3	123.5%
EBIT margin	17.7%	9.2%	8.5pp
EBITDA	205.5	143.8	42.9%
EBITDA margin	26.9%	21.9%	5.0pp
Full-time employment at the end of the period (2)	2,714	3,054	(11.1%)

(1) the amounts do not include the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation on space which was not sold to external clients

(2) includes employees in the period of notice due to restructuring of the Company

1. *GAZETA WYBORCZA*

1.1. Revenue

1.1.1. Copy sales

In 2004, average copy sales of *Gazeta Wyborcza* amounted to 436 thousand copies and increased by 4.5% versus last year.

1.1.2. Advertising sales

In 2004, *Gazet*a's advertising revenue grew by 6.3% (monitoring refers to display advertising, classifieds and inserts).

According to Agora's estimates (adjusted price-list data) in 2004, *Gazeta's* share in display advertising in national, Warsaw and local dailies amounted to 43%, about 1pp lower than last year.

Gazeta's share in the national display advertising stood at 50% and was down only 5pp, despite the entry of a new tabloid *Fakt*. The fall in *Gazeta's* share in the national newspaper advertising was stopped. Since the second quarter of 2004 *Gazeta's* share has been remaining on the same level.

Combined share of the Warsaw section of *Gazeta Wyborcza* and *Metro* in a very competitive Warsaw display advertising market remained at very high level from previous year. Free daily *Metro* grew advertising revenues by ca. 60%.

Revenues from display advertising in the local markets (outside Warsaw) increased by as much as 13% in 2004. Healthy sales growth translates into improved market share. According to Agora's estimates, *Gazeta's* share in local display advertising increased by over 2pp.

The share of ad pages in the total pagecount reached ca 42% (up nearly 6pp), while the average number of ad pages published daily in all local and national editions amounted to ca 264 (up by over 4%) *[3]*. Thanks to ongoing optimization of page space, the average daily number of editorial pages decreased by 9%.

1.1.3. Other revenues

Increase in other revenues was mainly attributed to a book project. Since June 2004, the books from the collection of international and Polish literature can be purchased together with *Gazeta Wyborcza* for PLN 15. Total revenues from the project amounted to PLN 58.5 million and the project was profitable. Due to popularity of the project, the series was enlarged to 40 editions. The project ended on 1 March 2005.

In 2004 the Group recorded a 44.7% increase in sale of printing services. This was caused both by growing sales to new and existing clients.

1.2. Cost of production of *Gazeta Wyborcza* (newsprint and printing services)

Tab. 7

Cost of production of *Gazeta Wyborcza* (newsprint and printing services) in PLN million	2004	2003	% change yoy
Fixed cost	67.8	73.6	(7.9%)
incl. D&A	38.4	40.5	(5.2%)
Variable cost	137.8	143.9	(4.2%)
incl. newsprint	110.8	118.7	(6.7%)
TOTAL fixed and variable cost	205.6	217.5	(5.5%)

In 2004, the production volume sold to external clients increased by 37% as compared to 2003.

1.2.1. Newsprint and printing services

The change of newsprint cost and cost of printing services in 2004 was mainly affected by the structure of production. Printing volume of *Gazeta Wyborcza* remained on the last year level, including a 16% decrease of printing volume in external printing plants. The main reasons for decreased production in external printing plants were changes in structure of printed titles and shift of *Duzy Format* (Large Format) production from external printing plant to Agora's in-house facility at the beginning of June 2004.

2. FREE PRESS

Until 15 November 2004, free daily *Metro* was distributed in Warsaw five times a week and its average daily circulation reached 133 thousand copies. On 15 November 2004 *Metro* was rolled out to 10 largest cities in Poland: Bydgoszcz, Katowice, Cracow, Lublin, Lodz, Poznan, Szczecin, Trojmiasto, Wroclaw and Warsaw with an average circulation of 269 thousand copies. Broadening of the newspaper's reach to 10 cities enhances Agora's offer in national and local advertising and strengthens its position in different advertising markets. A year since transferring *Metro* into a daily in Warsaw, the newspaper became one of the most widely read newspapers in Warsaw (during the week *Metro* is read by ca. 27% inhabitants of Warsaw). First December readership data – a month after a rollout - reflect *Metro's* potential to become one of the most frequently read newspaper in Poland (11% of weekly readership reach in 10 largest cities).

In 2004, *Metro* generated revenue of PLN 5.0 million, which was PLN 1.5 million more than in 2003. In 2004, *Metro's* production cost (newsprint and printing services) was PLN 4.1 million. *Metro's* share in the display advertising was ca 5% in 2004.

3. INTERNET *[4]*

The year 2004 was very successful for portal *Gazeta.pl*: the number of visitors and page views significantly improved. Revenue from Internet activity amounted to PLN 11.9 million – a 47% increase versus last year. Internet Division met its operating targets and recorded positive EBITDA in the second half of 2004.

The main source of revenue is advertising (over 75% of revenue). According to CR Media Consulting, *Gazeta.pl's* share in online advertising market amounted to 11%. Other sources of revenue are developed: display advertising, sale of content (*Gazeta Wyborcza's* archive), e-commerce commission. Since mid-year *Gazeta.pl* became a leading information provider of the newly established mobile platform *Swiat Idei* (Idea's World), run by PTK Centertel Sp. z o.o.

Gazeta.pl's strategy is the development of high quality news and content channels; popular and attractive to advertisers. The year 2004 brought significant changes. The group of news channels saw improvements – new *Wiadomosci* channel (*News* channel) is updated online, as expected by internet users, internet sites of *Tok FM* and *Metro* have been created. Business news channel has been enlarged and its page views grew by 100%. The offer of women services was greatly enlarged – thanks to synergies with Agora's magazines, *Avanti* and *Cztery Kąty* thematic channels have been created. Overall, thematic channels for women saw a 5 times higher page views than last year – up to 0.5 million of unique users monthly.

The number of unique users of *Forum* amounted to 1 million monthly, which is three times more than last year. *Forum* is a leader in Polish internet it its category. The group of community channels was enriched by an introduction of blogs – *Blox.pl.*

The number of unique users of *Gazeta.pl* increased by 68% in 2004 to 3.7 million in December 2004. The portal's reach by PBI (new standard in internet research) amounted to 27% in the fourth quarter of 2004.

IV.B. THE MAGAZINES

In March 2004 Agora launched *Avanti,* the first title in Poland of the increasingly popular category of the so-called *shopping magazines. Avanti* is a practical guide into the world of fashion and beauty, it gives advice and shows trends.
The debut of *Avanti* was successful despite strong competition and fall of copy sales in all segments of magazine market. Advertising revenue and copy sales exceeded expectations. Average copy sales of the first nine issues amounted to 157 thousand. In September the magazine *Avanti* was awarded a "Debut of the Year 2004" prize by *Media & Marketing Polska.* In Media Trendy contest *Avanti* received two awards – debut and magazine of the year.

In September 2004 Agora also introduced a new housekeeping type magazine *Nasz Poradnik.* Average copy sales of the first four issues amounted to 105 thousand.

In June 2004 Agora decided to close free monthly *City Magazine.* Prohibition of tobacco advertising, liberalizations of the law allowing beer commercials on t.v. and decrease in advertising spending of telecommunication companies significantly decreased advertising revenue of the magazine. Despite several restructuring attempts, the magazine became permanently unprofitable. One-time write-off of goodwill of *City Magazine* amounted to PLN 2 million.
In December 2004 Proszynski Media Sp. z o.o. purchased magazine *Wiedza i Zycie* from Agora. This was the transaction of sale of assets and rights to the title. Last issue prepared by Agora appeared in January.

Tab. 8

in PLN million	2004	2003	% change yoy
Total sales	91.9	78.4	17.2%
Copy sales	51.1	46.8	9.2%
Advertising revenue	40.5	31.5	28.6%
Other revenue	0.3	0.1	200.0%
Total operating cost	(104.3)	(89.9)	16.0%
Raw materials, energy and consumables	(0.9)	(0.6)	50.0%
Staff cost	(20.5)	(19.0)	7.9%
D&A	(5.9)	(6.7)	(11.9%)
Other operating cost net, incl.:	(77.0)	(63.6)	21.1%
promotion and marketing (1)	(29.8)	(23.5)	26.8%
outsourced printing services	(36.8)	(31.3)	17.6%
restructuring	(2.6)	-	-
EBIT	(12.4)	(11.5)	(7.8%)
EBIT margin	(13.5%)	(14.7%)	1.2pp
EBITDA	(6.5)	(4.8)	(35.4%)
EBITDA margin	(7.1%)	(6.1%)	(1.0pp)
Full-time employment at the end of the period	226	232	(2.6%)

(1) the amounts do not include the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation on space which was not sold to external clients

Magazine's EBITDA without new titles (*Avanti* and *Nasz Poradnik*) amounted to PLN 2.9 million in 2004.

9

1. REVENUE

1.1. Copy sales

Tab. 9

	2004	2003	% change yoy
Average copy sales (in thousand of copies)	1,054.1	1,010.4	4.3%

Increase of copy sales is mainly caused by new titles *Avanti* and *Nasz Poradnik.*

Copy sales of December issue of monthly *Dziecko* amounted to record 88.4 thousand copies (Agora's estimates). This is the highest circulation of *Dziecko* since 1996. The issue was accompanied with a choice of two Christmas fairy tales.

1.2. Advertising sales

Increase in advertising revenue was mainly attributed to the new title, *Avanti* (ca. 14.6%). The remaining increase (ca 14.0%) stems from content and layout changes, as well as restructuring of the sales team.

In 2004, the magazines occupied 5.4% share in the magazine advertising market, this is a 1.0pp increase versus the previous year.

The national magazine market grew by 10.1% in the said period.

2. COST

2.1. Cost of production of the Magazines (newsprint and printing services)

Printing services in external printing plants include the cost of newsprint and printing services. The printing cost was affected mainly by the introduction of *Avanti* and *Nasz Poradnik* (increase by PLN 6.1 million) and City Magazine discontinuance (decrease by PLN 0.6 million).

2.2. Other cost

Higher cost of payroll resulted from the introduction of new titles.
Higher promotion and marketing costs in 2004 resulted mainly from *Avanti's* promotion.

IV.C. OUTDOOR (AMS GROUP)

The AMS's estimated share in outdoor market stood at 29.2% *[5]*.

Tab. 10

in PLN million	2004	2003	% change yoy
Total sales (1)	113.4	102.6	10.5%
Advertising revenue	112.6	96.4	16.8%
Advertising revenue, one off	-	4,9	-
Other revenue	0.8	1.3	(38.5%)
Total operating cost	(125.9)	(116.2)	8.3%
Raw materials, energy and consumables	(9.7)	(8.2)	18.3%
Staff cost	(15.9)	(14.6)	8.9%
D&A	(19.8)	(20.3)	(2.5%)
Other operating cost net, incl.:	(80.5)	(73.1)	10.1%
rental fees for outdoor panels	(43.8)	(46.7)	(6.2%)
execution of campaigns	(32.3)	(27.1)	19.2%
EBIT	(12.5)	(13.6)	8.1%
EBIT margin	(11.0%)	(13.3%)	2.3pp
EBITDA	5.6	4.0	40.0%
EBITDA margin	4.9%	3.9%	1.0pp
Full-time employment at the end of the period	297	299	(0.7%)
Number of advertising faces (2)	23,824	22,849	4.3%

(1) the amounts do not include the revenue and direct and variable costs of cross-promotion of Agora's other media on AMS panels if such promotion was executed without prior reservation on space which was not sold to external clients.

(2) excluding advertising panels of Akcent Media Sp. z o.o. installed on petrol stations and small panels at bus shelters

1. REVENUE

In 2004, advertising revenue of AMS, excluding the one-off revenue of PLN 4.9 million in 2003 from making AMS's panels available to the former majority shareholder, increased by 16.8%. AMS's advertising revenue to external clients grew by 28.1% in 2004. The new sales policy, new sales offer of AMS and increased demand for outdoor advertising were the main factors behind this high growth.

2. OPERATING COST

Higher operating cost in 2004 results mainly from higher cost of execution of advertising campaigns (including printing services) which increased by PLN 5.2 million due to significant sales growth. Additionally, impairment losses for receivables increased by PLN 2.8 million in 2004.

3. IMPORTANT EVENTS

In February 2004, AMS S.A. and Clear Channel Polska Sp. z o.o., another significant player in the outdoor market, created Polskie Badania Outdooru Sp. z o.o. (PBO). The company continues research carried out by Polskie Badania Reklamy Zewnetrznej Sp. z o.o. (PBRZ), which was liquidated. AMS subscribed for 51% of shares in PBO. In February 2005 the owner of Institute SMG/KRC Millward Brown Company, Cavendish subscribed for 20% shares in PBO. Following the transaction the AMS's share in PBO decreased to 41%.
Since April 2004 PBO's research became available through the Internet *Authorisation Platform*. Hence, AMS started to use the results of research conducted in the last three years. This event positions outdoor as a well-ordered, transparent, measurable and client-friendly medium, similar to television, press and radio.
In May 2004 a new model of planning advertising campaigns was launched. The new IT system, for the first time in Poland, integrates all available and independent sources of data: Acxion (Claritas), PBO, SMG/KRC, IGRZ, GUS. This model enables to shift focus of campaign planning from a single panel to a given target group. Consequently,

the optimal usage of all kinds of AMS panels in advertising campaign is possible. Introduction of this system makes AMS the leader in advanced planning of advertising campaigns.
Since the beginning of 2004 AMS worked on the new product - ads on public transport vehicles. This project is an important element of the company's growth strategy. The product was made available to the clients in Warsaw in the fourth quarter of 2004. The demand for the new product was better than expected. Since January 2005 this product is also available in other 7 large cities.

IV.D. RADIO

Agora's radio group consists of: superregional news radio *TOK FM* broadcasting in 8 largest cities and 27 local radio stations. Some 16 *Oldies* format stations play a key role in the local radio group.

1. LOCAL RADIO STATIONS

In January 2004 *Blue FM* operated by Wibor Sp. z o.o. started broadcasting in Cracow. *Blue FM* has a HOT AC format. In May 2004 the new radio *Zlote Przeboje* that operates in the region of Pabianice and Lodz started broadcasting. The station belongs to Tres Sp. z o.o., is formatted to play *Golden Oldies.*

In April the increase in share capital of Lokalne Rozglosnie Radiowe Sp. z o.o. (LRR) was registered. This is another step in restructuring of the radio group.

The data presented below is the sum of financials of local radio stations operated by the 26 radio companies in which Agora owns shares (except for the financials of the group of stations based in Poznan, which has been consolidated pro forma due to its operating model). The data below excludes the financials of the Head Office of the Radio Division which constitutes part of the organization structure of Agora SA and supervises operational activities of radio stations, as well as carries out national sales (the financials of the Head Office of Radio Division are presented separately in point 2).

Tab. 11

in PLN million	2004	2003	% change yoy
Total sales	49.7	40.9	21.5%
Advertising revenue	45.6	38.3	19.1%
Other revenue	4.1	2.6	57.7%
Total operating cost	(48.1)	(50.5)	(4.8%)
Raw materials, energy and consumables	(1.1)	(1.2)	(8.3%)
Staff cost	(20.0)	(22.6)	(11.5%)
D&A	(2.1)	(2.4)	(12.5%)
Other operating cost net, incl.:	(24.9)	(24.3)	2.5%
promotion and marketing (1)	(6.6)	(4.8)	37.5%
restructuring	(0.1)	-	-
EBIT	1.6	(9.6)	-
EBIT margin	3.2%	(23.5%)	26.7pp
EBITDA	3.7	(7.2)	-
EBITDA margin	7.4%	(17.6%)	25.0pp
Full-time employment at the end of the period (2)	393	366	7.4%

(1) the amounts do not include the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation on space which was not sold to external clients

(2) including employment of Agora's radio division

1.1. Revenue

Local stations from Agora Group sell ads to local clients and, through national sales department in Radio Division in Agora, to national clients. Additionally national sales department is a broker for non-Agora's radio stations.

Market share of Agora's local radio stations group

Tab. 12

Cumulative:	Share in the advertising market	Share in the advertising market of local radio stations	Share in the audience market [6]	*Zlote Przeboje's* share in the audience market (1)
2004	10.6%	31.2%	11.2%	10.9%
2003	10.5%	32.0%	13.2%	10.9%

(1) without radio station in Lodz (Tres Sp. z o.o.), which was purchased in July 2004 (15 radio stations).

In 2004 Agora's local radio stations group maintained its position of the third largest radio player -behind *RMF FM* and *Radio Zet* - in the radio advertising market in Poland and in the audience market (in the cities of Agora's operations, 20-50 years of age, January –December 2004) *[6]*.

Higher advertising revenue in 2004 was driven by 23.1% growth of local radio segment. National market saw a growth of 16.9%, while total radio advertising increased by ca. 18.7%.

2004 was crucial for *Oldies* format as the stations received a common brand *Zlote Przeboje*. The rebranding without format modification proved successful: despite brand change *Oldies* stations maintained its 10.9% market share in the market (in the cities of Agora's operations, 30-50 years of age, January – December 2004).

1.2. Operating cost

In 2004, *Zlote Przeboje* was strongly promoted which translated into increase of promotion and marketing costs by ca PLN 1.8 million comparing to same period of 2003.

Decrease of operating costs in 2004 is caused by restructuring measures implemented in 2003 and continued in 2004. One of the outcomes is the reallocation of some costs to Radio Division in Agora.

2. RESULTS OF THE RADIO DIVISION IN THE STRUCTURE OF AGORA SA

The radio division oversees the operations of the radio group and supervises national sales.

In 2004, EBITDA was a negative of PLN 4.2 million (deterioration of PLN 2.1 million comparing to 2003).

3. SUPERREGIONAL RADIO *TOK FM*

In 2004, the revenue of the superregional radio station *TOK FM* reached PLN 1.9 million, EBITDA was a negative of PLN 3.8 million and net loss amounted to PLN 3.3 million.

As a result of the changes introduced in October 2003, in 2004 *TOK FM* achieved 2% audience share in the Warsaw market (compared to 1.7% in 2003, Warsaw and in the age group of 15-75).

NOTES

[1] The data on the number of copies sold of daily newspapers is based on the National Circulation Audit Office (ZKDP).The term "copy sales" used in this MD&A is consistent with the sales declarations of publishers to the National Circulation Audit Office.

Data on dailies' readership are based on PBC General(except for PBC Daily used for Metro data), research carried out by MillwardBrown SMG/KRC on a random. nationwide sample of Poles over 15 years of age. Weekly readership index was used - percentage of respondents reading at least one edition of the title within 7 days of the survey. Size of the samples: nationwide PBC General in 2003 = 36,145, 2004 = 36,193; PBC Daily: sample in 10 cities where Metro is distributed December2004 n = 1,096, 2004 Warsaw n = 4,083.

[2] Definition of ratios:

$$\text{Net profit margin} = \frac{\text{Net profit (loss)}}{\text{Sales of finished products. merchandise and materials}}$$

$$\text{Gross profit margin} = \frac{\text{Profit (loss) on sales}}{\text{Sales of finished products, merchandise and materials}}$$

$$\text{Return on equity} = \frac{\text{Net profit (loss)}}{\text{(Equity at the beginning of the period +Equity at the end of the period) / 2}}$$

$$\text{Debtors days} = \frac{\text{(Trade receivables at the beginning of the period + Trade receivables at the end of the period / 2}}{\text{Sales of finished products. merchandise and materials / no. of days}}$$

$$\text{Creditors days} = \frac{\text{(Trade creditors at the beginning of the period + Trade creditors at the end of the period) / 2}}{\text{Cost of sales / no. of days}}$$

$$\text{Inventory turnover} = \frac{\text{(Inventories at the beginning of the period + Inventories at the end of the period) / 2}}{\text{Cost f sales / no. of days}}$$

$$\text{Current ratio} = \frac{\text{Current Assets}}{\text{Current liabilities}}$$

$$\text{Gearing ratio} = \frac{\text{Current and non-current liabilities from loans – cash and cash equivalents – highly liquid short-term monetary assets}}{\text{Total liabilities}}$$

$$\text{Interest cover} = \frac{\text{Operating profit / (loss)}}{\text{Interest charge}}$$

$$\text{Free cash flow interest cover} = \frac{\text{Free cash flow}}{\text{Interest charge}}$$

[3] Data based on modified methodology of share of ad pages calculation, complying with regulations in VAT act.

[4] Data on the number of unique users: own calculation on the basis of GemiusTraffi, Gemius S.A. Portal reach estimated on the basis of MegaPanel PBI/Gemius, Polskie Badania Internetu Sp. z o.o. and Gemius S.A.. data. Share in online advertising market based on Ad Media Report 2005, CR Media Consulting.

[5] The data refer to campaigns carried out in 12 largest agglomerations.(source: MEDIA WATCH monitoring 2003-2004. distribution. copying and reproduction possible only under the permission of Media Watch. tel. +48 71 341 47 11). Data do not include advertising campaigns realized outside of the 12 largest agglomerations, where AMS is the leader.

[6] Audience market data referred herein are based on Radio Track surveys, carried out by SMG/KRC A MILLWARD BROWN COMPANY (all places, all days and all quarters of an hour of listening) for local radio stations: in the cities of broadcasting and in the age group of 20-50, from January to December; for TOK FM: in Warsaw from January to December; for Zlote Przeboje: in the cities of broadcasting and in the age group of 30-50 from January to December.

V. MANAGEMENT BOARD'S REPRESENTATIONS

1. Representation concerning accounting policies

Management Board of Agora confirms that, to the best knowledge, consolidated financial statements together with comparative figures, have been prepared according to all applicable accounting standards and give a true and fair view of the state of affairs of the Group at the end of the financial year and of the profit or loss of the Group for the year.

Management Discussion and Analysis shows true view of the state of affairs of the Group, including evaluation of risks and uncertainties.

2. Representation concerning election of the Company's auditor

Management Board of Agora confirms that the Company's auditor have been elected according to applicable rules and that the company auditing Agora's accounts and chartered accountants engaged in the audit of Agora met objectives to express objective and independent opinion.

VI. ADDITIONAL INFORMATION

VI.A. INFORMATION CONCERNING SIGNIFICANT CONTRACTS

In 2004 Agora SA did not enter into contracts that would be classified as significant according to the stipulations of the Cabinet Decree on disclosure obligations of public companies. On 13 December 2004, however, the Company entered into annex to the long-term consortium loan agreement dated 5 April 2002 concluded with the Bank Polska Kasa Opieki S.A. Subject to the Annex, a pledge by registration established on future rights of the trade mark *Wiedza i Życie* was annulled. The Annex also cancelled all other securities established on the title *Wiedza i Życie* for the purpose of securing the consumed amount of the loan.

1.1 Information concerning insurance and agreements of mutual aid and cooperation

Significant insurance contracts concluded by companies of the Agora Group in 2004 are listed below:

Agora SA.: ***Tab. 13***

Scope	Insurance agent	Subject of insurance
all risks including risk of theft with burglary and robbery	STU Ergo Hestia SA - 70% (leading) TU Allianz Polska SA - 30% (co-agent)	buildings, real estate, adaptation costs, machinery, forklifts, equipment, KBA printing machines, production materials and newsprint, promotion materials in stock, cash on hand and on delivery Warsaw plus all territorial branches (including plants)
all risks of material loss (section I)	STU Ergo Hestia SA - 70% (leading) TU Allianz Polska SA - 30% (co-agent)	electronic stationary equipment (owned and entrusted), electronic remote equipment Warsaw plus all territorial branches
damage of machines and equipment	STU Ergo Hestia SA - 70% (leading) TU Allianz Polska SA - 30% (co-agent)	KBA printing machines in all plants
civil liability	STU Ergo Hestia SA	civil liability for injuries to the person or material damage – resulting from business activity or owned estate; civil liability of tenant; civil liability of special events organizer, civil liability of employer
Business Travel	TUiR WARTA SA	business travel abroad, settled correspondents
Accident insurance	PZU SA	business travel abroad

Agora Poligrafia Sp. z o.o.:

Scope	Insurance agent	Subject of insurance
all risks including risk of theft with burglary and robbery	STU Ergo Hestia SA - 70% (leading) TU Allianz Polska SA - 30% (co-agent)	buildings and equipment Tychy
all risks of material loss (section I)	STU Ergo Hestia SA - 70% (leading) TU Allianz Polska SA - 30% (co-agent)	electronic stationary and remote equipment Tychy
civil liability	STU Ergo Hestia SA	civil liability for injuries to the person or material damages – resulting from business activity or owned estate, civil liability of the tenant, civil liability of special events organizer, civil liability of employer

AMS SA.:

Scope	Insurance agent	Subject of insurance
material loss – section I	STU Ergo Hestia SA	stationary and remote electronic equipment
fire and other casualties; excluding painting, smearing and vandalism on insured property	STU Ergo Hestia SA	office equipment, capital expenditure, current assets, cash, bus shelters, citylights in leased bus shelters, citylights in large formats, billboards
theft with burglary and robbery	STU Ergo Hestia SA	office equipment, current assets (including entrusted property), cash
civil liability	STU Ergo Hestia SA	civil liability resulting from business activity or property usufruct, excluding civil liability for product

Adpol Sp. z o.o.:

Scope	Insurance agent	Subject of insurance
theft with burglary and robbery	STU Ergo Hestia SA	office equipment, current assets (including entrusted property), cash
civil liability	STU Ergo Hestia SA	civil liability resulting from business activity or property usufruct, excluding civil liability for product
material loss – section I	STU Ergo Hestia SA	stationary and remote electronic equipment
fire and other casualties; excluding painting, smearing and vandalism on insured property	STU Ergo Hestia SA	office equipment, capital expenditures, current assets, cash, bus shelters

Media System Sp. z o.o.:

Scope	Insurance agent	Subject of insurance
fire and other casualties; excluding painting, smearing and vandalism on insured property	STU Ergo Hestia SA	large format panels
civil liability	STU Ergo Hestia SA	civil liability resulting from business activity or property usufruct, excluding civil liability for product
material loss – section I	STU Ergo Hestia SA	stationary electronic equipment

Akcent Media Sp. z o.o.:

civil liability for business activity including civil liability of tenant and subcontractor; clause of representative	TU Allianz Polska SA	civil liability towards third parties and their property
property	TU Allianz Polska SA	movable objects (appliances and equipment) – theft with burglary, stationary and remote electronic equipment - fire, explosion, lightning, calamities, etc.

In 2004 Agora SA did not enter into any material mutual aid or cooperation agreements.

VI.B. CHANGES OF CAPITAL AFFILIATIONS OF THE ISSUER WITH OTHER ENTITIES

- On 19 January 2004 Agora purchased shares in Radio Klakson Sp. z o.o. with its seat in Wroclaw – the broadcaster of a local radio program named *Radio Blue 106.1 FM* (Wroclaw), *Radio Blue 106.6 FM* (Opole) and *Radio Blue 101.7 FM* (Zielona Gora). After the transaction Agora's stake in the share capital of Radio Klakson Sp. z o.o. increased from 49% to 100%, which entitles the Company to exercise 100% of votes at the shareholders meeting.
- On 30 January 2004 Agora SA acquired shares in Radio Wanda Sp. z o.o. with its seat in Cracow – the broadcaster of a local radio program named *Zlote Przeboje Wanda 92.5 FM.* After the transaction Agora's stake in the share capital of Radio Wanda Sp. z o.o. increased from 27% to 100%. Agora is entitled to exercise 100% of votes at the shareholders meeting.
- On 23 February 2004 Agora's subsidiary- Art Marketing Syndicate SA. with its seat in Poznan (AMS) and the company Clear Channel Poland Sp.z o.o. with its seat in Warsaw (CCP) founded a limited liability company under the business name Polskie Badania Outdooru (PBO). AMS SA. held 51% of PBO share capital entitling it to exercise 51% of total number of votes at the shareholders meeting. The PBO's activities are research of outdoor advertising panels, authorizing the results of research in advertising campaigns and setting the standards of outdoor advertising research in Poland.
- On 28 April 2004 the increase of the initial capital of Lokalne Rozgłosnie Radiowe Sp. z o.o. (the subsidiary company of Agora SA) was registered. The increase was performed by the contribution in kind of shares of the subsidiary companies of Agora SA.
- On 24 June 2004 Agora purchased shares in Tres Sp. z o.o. with its seat in Sieradz - the broadcaster of a local radio program named *Radio Pabianice.* The acquired shares constitute a 48.51% stake in the share capital of Tres Sp. z o.o. and entitle the Company to exercise 48.51% of votes at the shareholders meetings.
- In July 2004 the Company acquired shares constituting 52% of share capital in the company Multimedia Plus Sp. z o.o. with its seat in Srem - the broadcaster of a local radio program named *Rock Radio Wielkopolska.* After the transaction Agora SA stake in the company's capital increased to 76% which entitles Agora to exercise 76% of votes at the General Meeting of Shareholders.

- On 4 December 2004 the Extraordinary General Meting of Shareholders of Agora's subsidiary – Radio Klakson Sp. z o.o. with its seat in Wroclaw – adopted a resolution on division of the company. As a result of the division, three companies were established: Radio Klakson Sp. z o.o. with its seat in Wroclaw, Radio Lokalne Zielona Góra Sp. z o.o. with its seat in Zielona Gora and Lokalne Radio w Opolu Sp. z o.o. with its seat in Opole. Agora SA holds 100% of shares in each of the three companies.
- On 10 December 2004 Agora's subsidiary - Art Marketing Syndicate S.A. with its seat in Poznan – sold the whole stake held in the company IDM Serwis Sp. z o.o.

VI.C. OTHER SUPPLEMENTARY INFORMATION

1. The shares in Agora SA and its affiliates owned by members of the Management Board

1.1. Shares in Agora SA

Tab. 14

	as of 31 December 2004	Nominal value (PLN)
Wanda Rapaczynski	1,401,857	1,401,857.00
Piotr Niemczycki	1,748,373	1,748,373.00
Zbigniew Bak	155,850	155,850.00
Jaroslaw Szalinski	9,218	9,218.00

1.2. Shares in the affiliated company Agora-Holding Sp. z o.o.

Tab. 15

	as of 31 December 2004	Nominal value (PLN)
Wanda Rapaczynski	1	10,427.84
Piotr Niemczycki	1	10,427.84
Zbigniew Bak	1	10,427.84

The stake held by each of the Management Board members constitutes 16.67% of the share capital and entitles them to exercise 16.67% of voting rights at the general meeting of Agora-Holding Sp. z o.o.

2. The shares in Agora SA and its affiliates owned by members of the Supervisory Board

2.1. Agora SA

Tab. 16

	as of 31 December 2004	Nominal value (PLN)
Anna Fornalczyk	0	0
Tomasz Sielicki	33	33
Stanislaw Soltysinski*(1)*	-	-
Louis Zachary	0	0
Sanford Schwartz	0	0

(1) Stanislaw Soltysinski invests in a „blind trust"fund

2.2. Shares in affiliated companies

According to the Company's best knowledge none of the Supervisory Board members held shares in Agora's affiliated companies.

3. The shares of Agora SA owned by Agora SA, group companies or parties acting on their behalf

The shares of Agora SA are not owned by Agora itself, group companies or parties acting on their behalf.

4. Changes to the basic rules of managing the issuer's company and its capital group. Description of changes in the organization of Agora's capital group

During 2004 no changes were introduced to the basic rules of managing the issuer's company and its capital group. Except for changes of the issuer's capital affiliations with other entities discussed in the MD&A, no other changes were introduced in the organization of Agora's capital group.

5. Changes in the composition of the Management and Supervisory Board

On 24 June 2004 the General Meeting of Shareholders appointed the following persons:

- Jaroslaw Szalinski as Management Board member (filed in the register on 15 July 2004),
- Anna Fornalczyk and Sanford Schwartz as Supervisory Board members.

Also, on 13 August 2004 Helena Luczywo handed in her resignation from the function of Deputy President of the Management Board and the post of member of the Management Board of Agora SA.

6. Remuneration and other benefits paid to the Management and Supervisory Board

Remuneration and other benefits paid to the Management and Supervisory Board members are disclosed in note 25 of the financial statements.

7. Shareholders entitled to exercise over 5% of total voting rights at the General Meeting of Shareholders. either directly or through affiliates

To the best of the Company's knowledge as of the day of publication of the report for 2004 the following shareholders are entitled to exercise over 5% of voting rights at the General Meeting of Shareholders in the Company:

Tab. 17

	no. of shares	% of share capital	no. of votes	% of voting rights
Agora-Holding Sp. z o.o.	10,458,636	18.43%	27,585,036	36.40%
Cox Poland Investment. Inc.	5,668,450	9.99%	7,568,663	9.99%

To the knowledge of Agora's Management Board here are no agreements which could result in future changes in the stakes held by its present shareholders, except for agreements in share distribution between Agora SA and Agora-Holding Sp. z o.o. concerning execution of participation plans in connection with the incentive plans carried out by Agora about which the Management Board informed on 18 December 2000 and two annexes to one of the above-mentioned agreements, whose main stipulations were announced in current reports of 14 April 2003 and 9 July 2003.

VII. EVENTS AFTER THE BALANCE SHEET DAY

Important post balance sheet events are described in the note 41 to the financial statements.

VIII. ADDITIONAL INFORMATION TO THE REPORT

- As of 31 December 2004, the Group has not entered into litigation or has been litigated for claims or liabilities that in total exceed 10% of the Group's equity.
- As of 31 December 2004 the Group has not granted guarantees for loans that in total exceed 10% of the Group's equity.
- The structure of main capital investments:

In 2004 capital investments made within the Group of the issuer increased by PLN 20.2 million and decreased by PLN 11.2 million, as shown in the table below:

Tab. 18

in PLN million	increase	decrease
stock and shares	3.9	0.0
contributions to capital	2.5	0.0
loans	12.3	11.0
securities	1.5	0.2
Total	20.2	11.2

In 2004 net capital investments outside the Group of the issuer amounted to PLN 95.8 million (buy-sell back treasury bills and certificates in investment funds).

Warsaw, 12 April 2005

Wanda Rapaczynski – President of the Management Board ....

Piotr Niemczycki – Deputy President of the Management Board ....

Zbigniew Bak – Deputy President of the Management Board ....

Jaroslaw Szalinski – Member of the Management Board ....

Letter to shareholders

Dear Shareholders,

Agora just completed a tough and very fruitful year. We entered into year 2004 uncertain how quickly the advertising market will rebound and what might be the impact of the new tabloid entrant on our flagship, Gazeta Wyborcza. We closed it with a solid success – one billion PLN in revenues and a spectacular improvement of financial results.

It is clear that our results owe much to the quickly growing advertising spending, a reflection of the rapid economic expansion and the improvement in business and consumer mood that went with it. After three years of decline, advertising market expanded in 2004 by 12%, benefiting all media segments. We expect further 10% growth in advertising spending in 2005. However, it should be kept in mind that in print media, Agora's core business, the growth has not yet compensated for the losses borne in the 2001-2003 period, when advertising revenue shrunk by a third. Newspapers need three more years of 10% growth in advertising to return to the 2000 spending levels, magazines – two more. So far, the increased advertising revenues in print come primarily from bigger volume of ads; we think it will take another year of systematic expansion of demand to see an upward pressure on rates.

The successes of 2004 represent first and foremost the fruits of talents and labor of the Agora team which fought and won on many fronts. Gazeta Wyborcza did very well, despite increased competitive pressure. Paid circulation was up by 4.5%, while other newspapers, naturally with the exception of the new tabloid, saw declines in copy sales. By year end, the gap in the circulation of Gazeta and Fakt contracted significantly (from 150 thou. at the beginning of the year to less than 50 thou. in December). Nevertheless, we are cognizant of the fact that the competitive pressures will not wane. Our media market, particularly after Poland's EU accession, is very attractive; in the future, the number of media offers may grow faster than the advertising market, fragmenting market shares.

We had several successful new projects. Gazeta's book collection, 40 classics of 20th century literature, sold huge editions, adding sizeable revenue and improving net profit. Avanti, our new monthly, became a significant market presence only a few months after launch. Metro, Agora's free newspaper, already is the number 3 national newspaper (after Gazeta Wyborcza and Fakt) in the 10 cities in which it appears since November.

AMS, magazines, radio and internet met challenging operational goals and had a positive EBITDA contribution. Simultaneously, by focusing on more effective ways of working, we significantly cut costs. Employment was reduced by over 12%. The decision to reduce staff, many of them long-term employees, was the most painful aspect of 2004. It should be noted that, as shown by the 2004 results, it did not affect the company's ability to compete in the market.

Our minds are on growth. The media industry is in the positive phase of the cycle. We need to use it well. We will continue guarding effectiveness, however, in the immediate future we will focus on taking advantage of the advertising upturn to build up Agora's market position and its share in the media market through acquisitions and de novo projects. Although the latter, funded from working capital, temporarily depress return of equity, we believe they are well worth it. We are focusing on Poland first and foremost, but do not exclude investments in the region provided they are sufficiently attractive.

Agora enters the next phase of development well prepared. Our financial position is strong; we have a clean balance sheet and a growing borrowing capacity, which we would like to put to work in the first place. Our team is strong, dedicated and full of zest, additionally motivated by sharing in the ownership of the company. And, after several years of restructuring effort, we have a very effective and entrepreneurial organization.

Since growth is our top priority, we intend to use the Company's resources primarily for investments. Yet, growth is a lumpy process – there will be times when we will be pursuing several projects simultaneously and times when there will be no investment opportunities. In periods in which the Company's financial resources will exceed the means needed to fund growth over the next 12 months, the company intends to return profits to shareholders by buying back and canceling shares. In addition, the Company will pay an annual dividend of 0.5 PLN per share.

We thank all our partners: our shareholders, clients and employees for the trust they put in Agora, our readers and listeners for their interest and for keeping in close touch with us.

Wanda Rapaczynski,
President of the Management Bard Agora SA

TRANSLATION

82-4941

RECEIVED

2005 APR 28 P 5:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AGORA S.A.

OPINION
OF THE INDEPENDENT AUDITOR
AND REPORT SUPPLEMENTING THE OPINION
ON THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR
ENDED 31 DECEMBER 2004

9

Translation

AGORA SA

FINANCIAL STATEMENTS, OPINION
AND REPORT OF THE INDEPENDENT AUDITOR
FOR THE FINANCIAL YEAR
FROM 1 JANUARY 2004 TO 31 DECEMBER 2004

Translation

Auditor's opinion and report.

9

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa, Polska

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
contact_us@kpmg.pl
www.kpmg.pl

OPINION OF THE INDEPENDENT AUDITOR

To the General Meeting of Agora S.A.

We have audited the accompanying financial statements of Agora S.A., seated in Warsaw, ul. Czerska 8/10, consisting of the introduction to the financial statements, the balance sheet as at 31 December 2004, with total assets of and total liabilities and equity of PLN 1,381,552 thousand; the profit and loss account for the year then ended with a net profit of PLN 55,302 thousand; the statement of changes in equity for the year then ended with an increase in equity of PLN 54,923 thousand; the cash flow statement for the year then ended with an increase in cash amounting to PLN 16,760 thousand and the supplementary information and explanations.

Management of the Company is responsible for the true and fair presentation of the financial statements and the accuracy of the accounting records. Our responsibility is to audit and express an opinion on the true and fair presentation of the financial statements and whether the financial statements are derived from properly maintained accounting records.

We conducted our audit in accordance with International Standards on Auditing as promulgated by the International Federation of Accountants, section 7 of the Polish Accounting Act dated 29 September 1994 (Official Journal from 2002, No. 76, item 694 with amendments) and the professional standards established by the Polish National Council of Certified Auditors. These standards require that we plan and perform the audit to obtain a reasonable basis for expressing an opinion on the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the audited financial statements of Agora S.A. have been prepared from properly maintained accounting records and present fairly, in all material aspects, the financial position of the Company as at 31 December 2004 and the results of its operations for the year then ended in accordance with the accounting standards as set out in the Polish Accounting Act dated 29 September 1994 and in compliance with the respective laws, requirements for issuers of publicly traded securities and regulations and the provisions of the Company's Statute that apply to the Company's financial statements.

As required under the Polish Accounting Act dated 29 September 1994 we also report that the Report on the Company's activities includes the information required by Art. 49 Note 2 of the Accounting Act and requirements of the Ministry of Finance Resolution dated 16 October 2001 on current and periodic information provided by issuers of publicly traded securities (Official Journal from 2001, No 139, item 1569 with amendments) and the information is consistent with the financial statements.

signed on the Polish original

....

Certified Auditor No. 90046/7419
Marcin Domagała,
Member of the Board of Directors

signed on the Polish original

....

For KPMG Audyt Sp. z o.o.
ul. Chłodna 51; 00-867 Warsaw
Certified Auditor No. 90046/7419
Marcin Domagała,
Member of the Board of Directors

Warsaw, 12 April 2005

Translation

AGORA SA

REPORT
OF THE INDEPENDENT AUDITOR

4

AGORA S.A.

REPORT SUPPLEMENTING THE OPINION ON THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

4

Contents

1 General

1.1 General information about Company

1.1.1 Company name

Agora S.A.

1.1.2 Registered office

ul. Czerska 8/10
00-732 Warszawa

1.1.3 Company 's registered office

Seat of the court:	Regional Court in Warsaw, XX Commercial Department
Date:	7 November 2001
Registration number:	KRS 0000059944

1.1.4 Tax Office and Provincial Statistical Office registration

NIP:	526-030-56-44
REGON:	011559486

1.2 Auditor information

KPMG Audyt Sp. z o.o.
ul. Chłodna 51,
00-867 Warsaw

KPMG Audyt Sp. z o.o. (prior to 9 May 2004, registered as KPMG Polska Audyt Sp. z o.o.) is registered as a company authorised to audit financial statements (number 458).

1.3 Legal status

1.3.1 Share capital

The Company was established for an indefinite period under the terms of its Statute dated 11 March 1998.

The share capital of the Company amounted to PLN 56,757,525.00 as at 31 December 2004 divided into 56,757,525 ordinary shares with a nominal value of PLN 1.00 each.

9

As at 31 December 2004, the shareholder structure was as follows:

Name of the Shareholder	Number of shares	Number of voting rights (in %)	Book value of shares PLN '000	Percentage of share capital (in %)
Agora - Holding Sp. z o.o.	10,458,536	36.4%	10,458.5	18.4%
Cox Poland Investments, Inc.	5,668,450	10.0%	5,668.5	10.0%
Deutsche Bank Trust	3,369,039	4.4%	3,369.0	5.9%
Others	37,261,500	49.2%	37,262.0	65.7%
	56,757,525	100.0%	56,758.0	100.0%

1.3.2 Related parties

The Company is a parent company of the Agora S.A. Group.

1.3.3 Management of the Company

The Board of Directors is responsible for management of the Company.

At 31 December 2004, the Board of Directors of the Company was comprised of the following members:

- Wanda Rapaczynski - President of the Board
- Piotr Niemczycki - Vice President of the Board
- Zbigniew Bąk - Vice President of the Board
- Jarosław Szaliński - Member of the Board

According to the resolution of the General Meeting dated 24 June 2004, Mr. Jarosław Szaliński was appointed to a Member of the Board of Directors, effective 15 July 2004.

On 13 August 2004 r., Mrs Helena Łuczywo resigned from the position of Vice President of the Board of Directors.

1.3.4 Scope of activities

The business activities listed in the Company's Statute include the following:

- newspaper publishing,
- book publishing,
- publishing magazines and periodicals,
- other publishing operations,
- newspaper printings,
- all other types of printing, otherwise not classified,
- composition of text and printing plates,
- other services related to printing,
- advertising,
- radio and television operations,
- releasing audio recordings,
- making films and video recordings,
- distribution of films and video recordings,

- rendering services related to installation, repair and maintenance of television and radio transmitters,
- rendering services related to installation, repair and maintenance of professional radio and television equipment as well as all equipment necessary to steer sound and picture,
- data processing,
- software related activities,
- rendering computer hardware related advice,
- fixed line telephony and telegraphy,
- data transmission and data communications,
- market research and opinion polls,
- operating galleries and exhibition halls,
- retail sale of books, newspapers, stationery articles,
- operation related to lotteries as well as sports and other bets placement,
- other sports related operations,
- other commercial operations otherwise unclassified,
- operations related to holding management,
- accounting and book keeping operations,
- advisory services related to conducting commercial activities and management,
- development and sale of real estate in its own name,
- purchase and sale of real estate in its own name,
- management of real properties used for housing purposes,
- management of real properties used for non-housing purposes,
- other forms of granting credit facilities,
- other financial agency services, otherwise unclassified,
- carrying on activities of an information agency,
- carrying on activities related to data bases,
- carrying on activities related to archives,
- operations of agents specialising in sale of specific type of goods or a specific group of goods, otherwise unclassified,
- operations of agents dealing in sale of various types of goods.

1.4 Prior period financial statements

The financial statements for the period ended 31 December 2003 were audited by KPMG Polska Audyt Sp. z o.o. and received an unqualified opinion.

The financial statements were approved at the General Meeting on 24 June 2004 where it was resolved to distribute the profit for the prior financial year of PLN 7,802 thousand as follows:

- PLN 7,423 thousand – to increase the reserve capital,
- PLN 379 thousand – to cover prior year losses resulting from the change of accounting policies.

The closing balances as at 31 December 2003 have been properly recorded as the opening balances of the audited year.

In the current year the Group has changed certain accounting principles and presentation of certain captions of the financial statements. Detailed description of these changes is presented in Note 16 of supplementary information and explanations. Comparative information for the year ended 31 December 2003 has been restated, accordingly.

The financial statements were submitted to the Registry Court on 1 July 2004 and were published in Monitor Polski B No. 1273 on 19 November 2004.

1.5 Audit scope and responsibilities

This report of the independent auditor was prepared for the General Meeting of Agora S.A., seated in Warsaw, ul. Czerska 8/10, and relates to the financial statements comprising: the introduction to the financial statements, the balance sheet as at 31 December 2004 with total assets of and total liabilities and equity of PLN 1,381,552 thousand, the profit and loss account for the year then ended with a net profit of PLN 55,302 thousand, the statement of changes in equity for the year then ended with an increase in equity of PLN 54,923 thousand, the cash flow statement for the year then ended with an increase in cash amounting to PLN 16,760 thousand, and the supplementary information and explanations.

The financial statements have been audited on the basis of the decision of the Board of Directors dated 4 October 1996 on the appointment of the auditor.

The financial statements have been audited in accordance with the contract dated 20 September 2004.

We conducted the audit in accordance with International Standards on Auditing as promulgated by the International Federation of Accountants, section 7 of the Polish Accounting Act dated 29 September 1994 (Revised Text, Official Journal from 2002, no 76, item 694 with amendments) and the professional standards established by the Polish National Council of Certified Auditors.

We have audited the financial statements in the Company's head office during the period from 30 August 2004 to 17 September 2004 and from 9 March 2005 to 25 March 2005.

We have conducted an independent audit of these financial statements in order to express an opinion thereon and present this, together with a written report of the independent auditor, to the Company's General Meeting.

On 12 April 2005, the Company's directors submitted a statement as to the completeness, fairness, clarity and accuracy of the financial statements presented for audit which confirmed that there were no undisclosed matters which could significantly influence the information presented in the financial statements for the audited year.

All our requests for additional documents and information necessary for expressing our opinion and preparing the report have been fulfilled.

The Management Board and Supervisory Board members of KPMG Audyt Sp. z o.o. and other persons related to the audit of financial statements of the Company meet the independence requirements. The scope of the work planned and performed has not been limited in any way. The method and scope of our audit is detailed in working papers prepared by us and retained in the offices of KPMG Audyt Sp. z o.o.

2 Financial analysis of the Company

2.1 Summary of the financial statements

2.1.1 Balance sheet

ASSETS	31.12.2004 PLN '000	% of total	31.12.2003 PLN '000	% of total
Non-current assets				
Intangible fixed assets	92,191	6.7	97,557	7.4
Tangible fixed assets	605,354	43.8	675,063	51.4
Long term receivables	62	-	120	-
Long term investments	312,945	22.7	327,350	24.9
Long term prepayments and deferred expenses	11,721	0.8	13,846	1.1
	1,022,273	74.0	1,113,936	84.8
Current assets				
Inventories	14,639	1.0	11,212	0.9
Short term receivables	129,515	9.4	105,673	8.0
Short term investments	211,427	15.3	79,309	6.0
Short term prepayments and deferred expenses	3,698	0.3	3,677	0.3
	359,279	26.0	199,871	15.2
TOTAL ASSETS	1,381,552	100.0	1,313,807	100.0

EQUITY AND LIABILITIES	31.12.2004 PLN '000	% of total	31.12.2003 PLN '000	% of total
Equity				
Share capital	56,758	4.1	56,758	4.3
Reserve capital	981,477	71.1	973,746	74.1
Revaluation reserve	180	-	488	0.1
Net profit	55,302	4.0	7,802	0.6
	1,093,717	79.2	1,038,794	79.1
Liabilities and provisions for liabilities				
Provisions for liabilities	50,764	3.7	49,343	3.7
Long term liabilities	104,630	7.6	139,500	10.6
Short term liabilities	106,859	7.7	65,527	5.0
Accruals and deferred income	25,582	1.8	20,643	1.6
	287,835	20.8	275,013	20.9
TOTAL EQUITY AND LIABILITIES	1,381,552	100.0	1,313,807	100.0

2.1.2 Profit and loss account (by type of activity)

	1.01.2004 - 31.12.2004 PLN '000	% of total sales	1.01.2003 - 31.12.2003 PLN '000	% of total sales
Net revenues from the sale of goods				
Net revenues from the sale of finished products	816,970	92.7	745,227	99.0
Net revenues from the sale of merchandise and raw materials	64,533	7.3	7,246	1.0
	881,503	100.0	752,473	100.0
Cost of finished products, merchandise and raw materials sold				
Cost of finished products sold	(463,814)	52.6	(468,474)	62.3
Cost of merchandise and raw materials sold	(46,369)	5.3	(3,932)	0.5
	(510,183)	57.9	(472,406)	62.8
Gross profit on sales	*371,320*	*42.1*	*280,067*	*37.2*
Selling expenses	(196,622)	22.3	(171,206)	22.7
Administrative and general expenses	(93,426)	10.6	(99,285)	13.2
Profit on sales	*81,272*	*9.2*	*9,576*	*1.3*
Other operating revenues				
Profit on the disposal of non-financial fixed assets	698	-	64	-
Donations	853	0.1	322	-
Other operating revenues	7,751	0.9	6,714	0.9
	9,302	1.0	7,100	0.9
Other operating expenses				
Revaluation of non-financial assets	(9,769)	1.1	(7,465)	1.0
Other operating costs	(14,295)	1.6	(5,411)	0.7
	(24,064)	2.7	(12,876)	1.7
Operating profit	*66,510*	*7.5*	*3,800*	*0.5*
Financial revenue				
Dividends received and share in profits	2,059	0.2	17,028	2.3
Interest	13,161	1.5	13,079	1.7
Profit on the disposal of investments	3,390	0.4	1,533	0.2
Revaluation of investments	3,980	0.5	1,311	0.2
Other	6,083	0.7	4,685	0.6
	28,673	3.3	37,636	5.0
Financial expenses				
Interest	(9,035)	1.0	(8,882)	1.2
Loss on the disposal of investments	-	-	(4)	-
Revaluation of investments	(16,406)	1.9	(30,965)	4.1
Other	(3,123)	0.3	(5,780)	0.8
	(28,564)	3.2	(45,631)	6.1
Gross profit/(loss) on business activities	*66,619*	*7.6*	*(4,195)*	*0.6*
Results of extraordinary events				
Extraordinary gains	-	-	28	-
Extraordinary losses	-	-	(2)	-
Gross profit/(loss)	*66,619*	*7.6*	*(4,169)*	*0.6*
Corporate income tax	(11,317)	1.3	11,971	1.6
Net profit	*55,302*	*6.3*	*7,802*	*1.0*

2.2 Selected financial ratios

	2004	2003	2002
1. Return on sales			
net profit x 100% / net revenues	6.3%	1.0%	9.8%
2. Debtors turnover			
average trade receivables (gross) x 365 days / net revenues	53 days	59 days	61 days
3. Debt ratio			
liabilities and provisions for liabilities x 100% / total equity and liabilities	20.8%	20.9%	22.0%
4. Current ratio			
current assets / current liabilities	2.7	2.2	1.7
5. Return on equity			
net profit x 100% / equity - net profit	5.3%	0.8%	7.6%

- Current assets exclude receivables due in more than 12 months.
- Current liabilities are comprised of short-term provisions for liabilities, short-term liabilities (excluding liabilities due in more than 12 months) and other short-term accruals.
- Net revenues are comprised of the sale of finished products, merchandise and raw materials.

2.3 Interpretation of selected financial ratios

Return on sales and return on equity
Increase of return on sales and return on equity is due to the increase in sales and net profit resulting from an improvement of advertising market and intensified promotional and marketing activities.

Debtors turnover
Debtors turnover increased in comparison to prior year primarily due to improvement in collection of accounts receivable.

Debt ratio
Debt ratio remains at the level comparable to the prior year.

Current ratio
The increase of current ratio as compared to prior year resulted primarily from higher balance of current assets, primarily short term investments.

3 Detailed report

3.1 Accounting records

The Company holds current documentation describing the applied accounting principles, approved by the Management Board and described in the introduction to the financial statements, to the extent required by the Accounting Act.

The financial statements were prepared on the basis of accounting records which are maintained in accordance with the requirements of section 2 "Maintenance of the accounting records" and section 8 "Data protection" of the Accounting Act dated 29 September 1994.

3.2 Internal control

Internal control is enforced by the Chief Accountant and the Board of Directors on a functional basis.

During our audit of the financial statements, we made an evaluation of the accounting system and underlying system of internal control in order to enable us to express an opinion on the financial statements.

Our review should not be relied upon to disclose all irregularities or material weaknesses in the system. Our procedures did not identify any significant irregularities in the accounting and internal control system.

3.3 Asset verification

The Company performed a physical verification of assets in accordance with the requirements and time frame specified in Art. No. 26 of the Accounting Act.

Count differences have been recorded in the period covered by the financial statements.

3.4 Introduction to the financial statements of the Company

All information included in the introduction to the financial statements is presented fairly by the Company when read in conjunction with the financial statements taken as a whole.

3.5 Supplementary information and explanations

All information included in the supplementary information and explanations is presented fairly by the Company when read in conjunction with the financial statements taken as a whole.

3.6 Report on the Company's activities

The report on the Company's activities includes information specified in Art. 49 Note 2 of the Polish Accounting Act and requirements of the Ministry of Finance Resolution dated 16 October 2001 on current and periodic information provided by issuers of publicly traded securities (Official Journal from 2001, No 139, item 1569 with amendments) and it is consistent with the data included in the financial statements.

3.7 Information on the opinion of the independent auditor

Based on our audit of the financial statements as at and for the year ended 31 December 2004, we have issued an unqualified.

signed on the Polish original

....

Certified Auditor No. 90046/7419
Marcin Domagała,
Member of the Board of Directors

signed on the Polish original

....

For KPMG Audyt Sp. z o.o.
ul. Chłodna 51, 00-867 Warsaw
Certified Auditor No. 90046/7419
Marcin Domagała,
Member of the Board of Directors

Warsaw, 12 April 2005

Translation

Letter of the Management Board President.

Letter to shareholders

Dear Shareholders,

Agora just completed a tough and very fruitful year. We entered into year 2004 uncertain how quickly the advertising market will rebound and what might be the impact of the new tabloid entrant on our flagship, Gazeta Wyborcza. We closed it with a solid success – one billion PLN in revenues and a spectacular improvement of financial results.

It is clear that our results owe much to the quickly growing advertising spending, a reflection of the rapid economic expansion and the improvement in business and consumer mood that went with it. After three years of decline, advertising market expanded in 2004 by 12%, benefiting all media segments. We expect further 10% growth in advertising spending in 2005. However, it should be kept in mind that in print media, Agora's core business, the growth has not yet compensated for the losses borne in the 2001-2003 period, when advertising revenue shrunk by a third. Newspapers need three more years of 10% growth in advertising to return to the 2000 spending levels, magazines – two more. So far, the increased advertising revenues in print come primarily from bigger volume of ads; we think it will take another year of systematic expansion of demand to see an upward pressure on rates.

The successes of 2004 represent first and foremost the fruits of talents and labor of the Agora team which fought and won on many fronts. Gazeta Wyborcza did very well, despite increased competitive pressure. Paid circulation was up by 4.5%, while other newspapers, naturally with the exception of the new tabloid, saw declines in copy sales. By year end, the gap in the circulation of Gazeta and Fakt contracted significantly (from 150 thou. at the beginning of the year to less than 50 thou. in December). Nevertheless, we are cognizant of the fact that the competitive pressures will not wane. Our media market, particularly after Poland's EU accession, is very attractive; in the future, the number of media offers may grow faster than the advertising market, fragmenting market shares.

We had several successful new projects. Gazeta's book collection, 40 classics of 20th century literature, sold huge editions, adding sizeable revenue and improving net profit. Avanti, our new monthly, became a significant market presence only a few months after launch. Metro, Agora's free newspaper, already is the number 3 national newspaper (after Gazeta Wyborcza and Fakt) in the 10 cities in which it appears since November.

AMS, magazines, radio and internet met challenging operational goals and had a positive EBITDA contribution. Simultaneously, by focusing on more effective ways of working, we significantly cut costs. Employment was reduced by over 12%. The decision to reduce staff, many of them long-term employees, was the most painful aspect of 2004. It should be noted that, as shown by the 2004 results, it did not affect the company's ability to compete in the market.

Our minds are on growth. The media industry is in the positive phase of the cycle. We need to use it well. We will continue guarding effectiveness, however, in the immediate future we will focus on taking advantage of the advertising upturn to build up Agora's market position and its share in the media market through acquisitions and de novo projects. Although the latter, funded from working capital, temporarily depress return of equity, we believe they are well worth it. We are focusing on Poland first and foremost, but do not exclude investments in the region provided they are sufficiently attractive.

Agora enters the next phase of development well prepared. Our financial position is strong; we have a clean balance sheet and a growing borrowing capacity, which we would like to put to work in the first place. Our team is strong, dedicated and full of zest, additionally motivated by sharing in the ownership of the company. And, after several years of restructuring effort, we have a very effective and entrepreneurial organization.

Since growth is our top priority, we intend to use the Company's resources primarily for investments. Yet, growth is a lumpy process – there will be times when we will be pursuing several projects simultaneously and times when there will be no investment opportunities. In periods in which the Company's financial resources will exceed the means needed to fund growth over the next 12 months, the company intends to return profits to shareholders by buying back and canceling shares. In addition, the Company will pay an annual dividend of 0.5 PLN per share.

We thank all our partners: our shareholders, clients and employees for the trust they put in Agora, our readers and listeners for their interest and for keeping in close touch with us.

Wanda Rapaczynski,
President of the Management Bard Agora SA

SECURITIES AND STOCK EXCHANGE BOARD

Translation

00-950 WARSZAWA PLAC POWSTAŃCÓW WARSZAWY 1

Year report SA-R 2004

According to the § 57 section 1 point 3 of the Cabinets Decree as at 16 October 2001 - Dz.U. Nr 139, poz. 1569

(for the issuer of securities providing production, building, trade or service business)

For the year comprising the period form: 1.01.2004 to 31.12.2004 — 15 April 2005
and for the previous year from 1.01.03 till 31.12.03 — issue date

AGORA Spólka Akcyjna (full name of the issuer)		
AGORA SA (short name of the issuer)	**MEDIA** (proper classification)	
00-732 (postal code)	**WARSZAWA** (locality)	
	Czerska (street name)	**8/10** (street number)
(0-22) 555-43-73 (telephone number)	(0-22) 840-00-67 (fax number)	investor@agora.pl (e-mail)
526-03-05-644 (NIP)	11559486 (REGON)	www.agora.pl (www)

KPMG Audyt Sp. z o.o.
(Enterprise entitled to perform audit)

Year report contains:

- [x] The opinion of the entitled entity to issue audit report
- [x] Letter of the Management Board President
- [x] Unconsolidated financial statements
  - [x] Introduction
  - [x] Balance
  - [x] Trade and profit and loss account
  - [x] Schedule of changes in the equity
  - [x] Cash flow
  - [x] Notes
- [x] Management Board's report on the Company performance
- [ ] Year financial statements under IAS / USGAAP for a leasing company, including:
- [ ] The report of the entity entitled to audit financial statements from the review of the half year financial statements
- [ ] The audit opinion of the entity entitled to audit financial statements from on the half year financial statements

SELECTED FINANCIAL DATA	thousand PLN		thousand EURO	
	year 2004	year 2003	year 2004	year 2003
I. Net sales of merchandise and finished products	881 503	752 473	195 243	169 981
II. Profit on operating activities	66 510	3 800	14 731	858
III. Profit before taxation	66 619	(4 169)	14 755	(942)
IV. Net profit (loss)	55 302	7 802	12 249	1 762
V. Net cash flow from operating activities	137 763	96 245	30 513	21 741
VI. Cash flow from investment activities	(111 835)	(90 587)	(24 770)	(20 463)
VII. Cash flow from financing activities	(9 168)	(9 411)	(2 031)	(2 126)
VIII. Total net cash flows	16 760	(3 753)	3 712	(848)
IX. Total assets	1 381 552	1 313 807	338 699	278 526
X. Liabilities and provisions for liabilities	287 835	275 013	70 565	58 303
XI. Long-term liabilities	104 630	139 500	25 651	29 574
XII. Short-term liabilities	106 859	65 527	26 197	13 892
XIII. Equity	1 093 717	1 038 794	268 134	220 223
XIV. Share capital	56 758	56 758	13 915	12 033
XV. Number of shares	56 757 525	56 757 525	56 757 525	56 757 525
XVI. Net profit per ordinary share (w PLN / EUR)	0,97	0,14	0,22	0,03
XVII. Diluted profit / (loss) after taxation per ordinary share (w PLN / EUR)	-	-	-	-
XVIII Book value per share (w PLN / EUR)	19,27	18,30	4,72	3,88
XIX. Diluted book value per share (w PLN / EUR)			-	-
XX. Declared dividend per one share (w PLN / EUR)			-	-

Year report according to the law should be passed on to the Securities and Stock Exchange Board,
Stock Exchange of Securities in Warsaw S.A. and Polish Press Agency.

AGORA SA SA_R 2004 in PLN thousands

INTRODUCTION TO THE FINANCIAL STATEMENTS

Main activities of the Agora SA (Company) are in media sector, that is mainly newspaper publishing – PKD 22.12.Z and advertising services PKD 74.40.Z (press advertisement), publishing of magazines and periodicals – PKD 22.13.Z, radio broadcasting through associates and subsidiaries and internet activities.
Agora SA with the seat in Warsaw, Czerska 8/10 street, is registered in Commercial Court in Warsaw, register no. 59944, at the 20th Commercial Department of the National Register Court.
Presented financial statements contain data for the year 2004 with comparative figures for the year 2003.

During the year 2004 the Management Board of Agora consisted of:
- Wanda Rapaczynski
- Piotr Niemczycki
- Zbigniew Bąk
- Jarosław Szaliński - since 15 July 2004
- Helena Łuczywo - till 13 August 2004

Agora SA Supervisory Board members:
- Stanisław Sołtysiński
- Anna Fornalczyk
- Tomasz Sielicki
- Louis Zachary
- Sanford Schwartz

There are no entities within the Company that prepare their own financial statements.
Agora SA is a parent company and a major investor, which prepares consolidated financial statements of the Agora Group.
The financial statements have been prepared on the assumption that the issuer is a going continue operating and there is no evidence against that assumption.

In 2004 the Company has changed accounting policies: presentation of deferred tax assets and liabilities separately, classification of monetary assets with maturities up to 3 months (treasury bonds and certificates in investment funds) and regulations on recognition and measurement of embedded derivatives.
Information about changes has been described in additional note no. 16 to the financial statements.

There have been no qualifications to auditor's opinions regarding Company's financial statements and comparative data.

I. PRINCIPAL ACCOUNTING POLICIES, METHODS FOR VALUATION OF ASSETS AND LIABILITIES, MEASURING OF THE PROFIT FOR THE YEAR AND PREPARATION OF THE FINANCIAL STATEMENTS

The Company is keeping its books in accordance with provisions of Accounting Act, dated 29 September 1994 (the Law Book of 2002 no 76, item 694).

The financial statements of the Company were prepared in accordance with provisions of Accounting Act, regulations issued based on that Act and the Cabinets Decree on specific conditions for prospectus and prospectus summary, dated 11 August 2004, (Law book no 186, item. 1921) and Polish accounting regulations.

1. Intangible fixed assets

Intangible fixed assets include property rights acquired by the company, except for investments, that are treated as fixed assets with economic useful life exceeding one year. The assets are supposed to be used by the Company, and include among other items:
a) copyright and similar laws, licences, concessions,
b) patents, trademark rights,
c) know – how.

Intangible fixed assets are valued at acquisition price or at development cost and are amortised using the straight-line method over their useful economic life periods.

AGORA SA SA_R 2004 in PLN thousands

Intangible fixed assets of a unit cost of less than PLN 3,500 are fully amortised in the month of acquisition or transfer from construction in progress.
Groups of intangible fixed assets of a unit cost of less than PLN 3,500 can be amortised over their useful economic life periods when it is material.
The principle amortisation rates used are as follows:

Computer software	10.0 – 50.0%
Licences, patents and trademarks	20.0%
Goodwill	10.0-20.0%
Magazine titles	5.0 – 20.0%
Other	20.0%

2. Tangible fixed assets

Tangible fixed assets include tangible assets acquired by the company, except for investments, that are treated as fixed assets with economic useful life exceeding one year. The assets are supposed to be used by the Company, and include among other items:
a) real estate including land and perpetual usufruct of land, buildings and constructions and other real estate properties,
b) machinery, equipment, vehicles and other,
c) leasehold improvements.

Tangible fixed assets are recorded at acquisition price or at the cost of production, reconstruction or improvement.
Tangible fixed assets are subject to periodical statutory revaluation in accordance with the Accounting Act dated 29 September 1994.
Assets of immaterial value are not treated as tangible fixed assets.

Tangible fixed assets are depreciated using the straight-line methods over their estimated useful lives. Depreciation commences from the month following the month in which a fixed asset was acquired or transferred from construction in progress. Tangible fixed assets of value lower then PLN 3,500 are fully depreciated in the month of acquisition or transfer from construction in progress.
Groups of intangible fixed assets of a unit cost of less than PLN 3,500 can be amortised over their useful economic life periods when it is material.
Land is not depreciated.

Expenditure on repairs or maintenance of tangible fixed assets which do not improve or extend the useful life of the asset are expensed as incurred; significant improvements are capitalised.

The principle depreciation rates used are as follows:

Buildings and constructions	2.5-10.0%
Plant and machinery	5.0-60.0%
Vehicles	12.5-20.0%
Perpetual usufruct of land	1.1%
Other	10.0- 33.0%

3. Assets under construction

Assets under construction are valued at either the acquisition price or the production cost of the tangible or intangible fixed assets which will be brought into use on completion, net of impairment losses.

Acquisition cost or purchase cost of assets under construction, tangible and intangible fixed assets includes all costs of construction, putting to use or improving of the fixed asset incurred up to the balance sheet date, including:
1) non deductible value added tax and excise tax,
2) costs of financing of the assets, including foreign exchange differences (net of revenues).

4. **Investments in subsidiaries, associates and other**

Shares, additional capital contributions and long term securities are carried at cost, less impairment losses, which are recognised as described in note 11.

Impairment losses are charged to financial costs.

5. **Inventory**

Inventory is valued at the lower of net realisable value and cost or cost of production which approximates actual cost.
The cost of inventories is assigned by using individual costs in case of printing-ink and first-in, first-out basis in case of other materials, goods for resale and finished goods.

Net realisable value is the estimated selling price (net of VAT and discounts) in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

In the balance sheet inventory is stated net of provisions made for slow moving or obsolete stock.

6. **Debtors, claims and payables**

As at the balance sheet date, debtors and claims are valued at amounts due, with application of a prudence concept.
The Company provides for receivables in dispute, doubtful debts including also all debts overdue for at least 3 months, except for those with valid agreements setting new payment dates. The provisions are charged to the other operating or financial cost depending on the nature of the amount that was provided for.
Debtors balances at the balance sheet are stated net of provisions for doubtful debts.

Payables at the balance sheet date are valued at amounts due, with application of a prudence concept.

Receipt of receivables or payment of liabilities made in foreign currencies is translated to PLN using the exchange rate of the bank which provides the service to the Company.

Financial liabilities, that are to be settled by providing other than monetary assets or exchanged for financial instruments, are stated at fair value.

7. **Originated loans**

Loans originated by the Company are financial assets created by the Company providing money, goods, or services to a debtor, other than those created with the intent to be sold in the short-term. Loans originated by the Company comprise loans provided to subsidiaries, associate entities, other non-consolidated entities and loans originating on buy-sell back treasury bonds. Originated loans are carried at amortized cost, less impairment losses recognised. Accrued interest is included in net profit or loss for the period in which it arises. The Company immediately recognises impairment losses for all interest accrued on impaired loans.

8. **Trading instruments**

Trading instruments are those that the Company principally holds for the purpose of short-term profit taking. Subsequent to initial recognition (at which date trading instruments are stated at cost), all trading instruments are measured at fair value.

9. **Available-for-sale financial assets**

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Subsequent to initial recognition (at which date available-for-sale financial assets are stated at cost), all available-for-sale financial assets are measured at fair value. Unrealised gains or losses of available-for-sale financial assets are recognised in equity. For interest-bearing financial assets interest is calculated using the effective interest method and is recognised in the income statement.

10. Derivative financial instruments

Upon acquisition of derivative financial instruments embedded into rental and other contracts denominated in foreign currencies the Company assesses whether the economic characteristics of the embedded derivative instrument are closely related to the economic characteristics of the financial instrument ("host contract") and whether the financial instrument that embodies both the embedded derivative instrument and the host contract is currently measured at fair value with changes in fair value reported in the income statement, and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. Derivatives embedded into foreign currency contracts are not separated from the host contract if these contracts are in currencies which are commonly used in the economic environment in which transactions take place. If the embedded derivative instrument is determined not to be closely related to the host contract and the embedded derivative instrument would qualify as a derivative instrument, the embedded derivative instrument is separated from the host contract and valued at fair value with changes recorded in the income statement.
Derivative financial instruments are recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The Company does not apply hedge accounting and any gain or loss relating to the change in the fair value of the derivative financial instrument is recognized in the income statement.

11. Impairment losses of assets

At each balance sheet date all assets, excluding inventory, deferred tax assets for which other measurement methods are applied should be tested for impairment.
Assessment whether there is any identification that an asset may be impaired is performed in accordance with provision of the IAS 36 "Impairment of assets" and IAS 39 "Financial instruments: recognition and measurement".

Impairment loss is recognised when there is a significant probability that the asset controlled by the Company will not generate future economic benefits in the amount at least equal to its carrying value.
In that situation an impairment loss is recognised that will reduce the carrying value of an asset to the higher of its net realisable value or value in use. The value in use is assumed to be a present value of discounted future economic benefits which will be generated by the assets.

Impairment losses are charged to costs in the income statement adequate to the nature of the impaired assets.

At each balance sheet date the Company reviews recognised impairment losses whether there is any indication showing that some of the recognised impairment losses should be reversed.
An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.
Reversal on an impairment loss is recognised in the income statement as other operating income or financial income depending of a nature of the asset for which the loss is reversed.

12. Equity

Share capital is disclosed in nominal value of registered shares, resulting from the Company's statute and commercial register. The share capital is PLN 56,757,525 and represented 56,757,525 shares of nominal value of PLN 1 each.

Share premium is a reserve capital from Agora's IPO in 1999 and is presented net of the IPO's costs decreased by the tax shield on the costs.

Reserve capital has been created by transfers from net income, reduction of share capital with no payments, reduction of revaluation reserve connected with sale or liquidation of revalued fixed assets and share premium. The creation of reserves is in accordance with the statues of the Company.

Costs of the share issue relating to the creation of a joint stock company or increasing of the share capital decrease the reserve capital up to the value of a difference between the value of the share issue and the nominal value of shares issued, any surplus costs are charged to financial costs.

13. Provisions

Provisions are set for liabilities that exist at the balance sheet date, of uncertain timing or amount, especially for:
- losses on operations, including losses on guarantees given, losses resulting from ongoing court proceedings,
- future liabilities resulting from restructuring programme, if in accordance with other regulations the Company is required to carry out the restructuring programme or binding agreements regarding restructuring have been set, or in other ways the Company has a constructive obligation to restructure that it cannot realistically withdraw from the restructuring, additionally existing restructuring plans allow to reliably measure the liabilities of restructuring.

Provisions shall be included in other operating or financial costs or in extraordinary losses, respectively, depending on the circumstances such future liabilities refer to.

Where the risk for which reserves have been created diminishes or ceases to exist, the amount of the unused reserves shall be added, respectively, to other operating or financial revenues or extraordinary profits as on the date they proved unnecessary.

Provisions are not recognised for future operating losses.

14. Inter-period settlements of costs and deferred income

Costs and revenues according to the accruals and matching concepts are deferred and apportioned in time.

Costs concerning future reporting periods are deferred and apportioned in time as prepayments (e.g. insurance costs) in a way that a portion of these costs is charged to appropriate accounting period, if it is material.

Accruals are reported in the amount of probable liabilities relating to the current reporting period and resulting in particular from costs of the accounting period, among other from:
- outstanding vacation days – in the amount of estimated salary to be paid to individuals when they take the outstanding days off,
- incentive plans for management and high performing employees - in the amount of the cash bonus that will be paid to the beneficiates of the plan,
- other costs that should be charged to the accounting period, that result from benefits delivered to the Company that will be invoiced and paid for in the future, when the amount of the liability can be measured reliably, e.g. salaries for a period, other operating costs that are usually invoiced with a delay, e.g. telecommunication costs.

Prepayments and accrued expenses may be absorbed on the time basis or on the basis of the amount of service.

If the contractual value of financial assets received is lower than the related liability (payable), which also refers to securities issued by an entity, the difference shall be charged to prepayments which shall be absorbed to financial costs in equal instalments throughout the period of the liability applying the amortised cost method.

Liabilities recognised as accrued expenses in prior periods shall be deducted from the costs of the reporting period in which it was proved that such liabilities did not arise or that their amount is lower.

The deferred income account kept under the principle of prudence, shall, in particular, include:
1) the equivalent of sums paid by or due from contracting parties and relating to benefits to be provided in following reporting periods;
2) cash means received for the purpose of financing the acquisition or production of fixed assets, including fixed assets under construction or development projects if they do not increase the Company's own capital (funds) under separate statutory law. The amounts included in the amounts of revenues shown as deferred income shall

gradually increase other operating revenues in parallel to depreciation or amortization write-offs taken from fixed assets or costs of development projects financed from those sources;

3) negative goodwill resulting from a merger or incorporation of other companies.

15. Revenues and expenses

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products or services to third parties. Revenues are recognised when the conditions of sale have been met and no significant uncertainties remain regarding the acceptance of the goods and/or services. Sales revenues are stated net of value added tax (VAT). Revenues and matching them costs are recognised on the accrual basis regardless the actual payment date.

16. Other operating revenue and expenses

Other operating revenue and expenses are connected with the Company's operations and have influence on the profit on operating activities. Revenues represent, among others: profit on sale of fixed assets, value of resolved provisions for doubtful debts and economy risk except for provisions connected with financial risk, fines and compensations received and fixed assets received as a contribution. Other operating costs represent, among others: loss on sale of fixed assets, provisions created for doubtful debts and economy risk except for provisions connected with financial risk, fines and compensations paid, contributions made and adjustments of stocks value.

17. Financial revenue and expenses

Financial revenue and expenses represent interests resulting from bank credits and loans given and received, foreign exchange differences, commissions, revenue and expenses connected with value adjustments of shares and other short term investments, including value of created and resolved provisions connected with financial risk, also interest received, realised results on short-term investments.

18. Foreign exchange differences

As at the balance sheet date assets and liabilities denominated in foreign currencies are translated into PLN using the average rate determined for a given currency by the National Bank of Poland as on the said date.

Business transactions denominated in foreign currencies shall be translated in books as on the date they are performed applying the exchange rate:
- the purchasing or selling rate of the bank whose services are used by the Company - in case of foreign currency sales or purchase transactions, as well as of the debt or liability payment transactions;
- the average rate specified for a given currency by the National Bank of Poland as on the transaction date, unless a customs declaration or other document binding for the Company indicates another rate - in the case of other transactions.

If assets and liabilities are denominated in currencies for which rates are not specified by the bank whose services are used by the Company or by the National Bank of Poland, the rates of such currencies shall be determined in relation to a reference currency indicated by the Company, whose rate is specified by the National Bank of Poland.

Foreign exchange differences arising from the balance sheet date translation of assets and liabilities denominated in foreign currencies and settlement of foreign currency receivables or payables, as well as selling foreign currencies are charged to net financial revenues or costs. The netting of realised and unrealised foreign exchange differences is done only for the purposes of presentation in the financial statements of these differences.

Differences in exchange rates referring to long-term investments denominated in foreign currencies and relating to the valuation at the balance sheet date thereof shall be calculated as follows:
- foreign exchange gains that increase the long-term investments are charged to the revaluation reserve,
- foreign exchange gains are charged to income up to the amount of foreign exchange losses previously recognised as costs for a specified investment,

9

- foreign exchange losses that decrease the value of the investment that previously was revalued, decrease revaluation reserve up to the amount that was previously posted to that reserve, in other cases they are charged to financial costs.

Exchange differences, relating to other assets and liabilities denominated in foreign currencies and resulting from the valuation thereof as on the date of such valuation or from the payment of debts and liabilities in foreign currencies as well as on the date of the currency sales, shall respectively be included in revenues or financial costs and, in substantiated cases, to the product manufacturing cost or goods acquisition price , as well as to the acquisition price or construction cost of the fixed assets, the fixed assets under construction or intangible assets.

19. Extraordinary gains and losses

Extraordinary gains and losses result from unrepeatable events that are not connected with regular Company's operation..

20. Obligatory charges to the profit or loss

An obligatory charge to the gross profit is represented by current corporate income tax and deferred income tax.

Current tax expense is calculated in accordance with the tax low.
The deferred tax charged to the income statement is the difference between the opening and closing balances of the deferred tax liability or asset.
Deferred tax liabilities or assets which arose on transactions that are posted to equity, are also posted to equity.
Deferred tax asset is calculated as a sum of amounts that will be deducted from future taxes payable, resulting from negative timing differences that will lower the future tax base as well as carried forward deductible tax losses. Prudence concept is applied in assessing the above amounts.
Deferred tax liability is calculated as amounts that will be payable as future taxes, resulting from positive timing differences that will increase the future tax base.

The deferred tax assets and liabilities are calculated using the corporate income tax rate ruling in the year when the tax becomes payable.

20. Investment relief

The fixed assets under the investment relief are depreciated using the rates set in the Company's depreciation plan. The depreciation of the finished assets under the scheme is not tax allowed cost up to the amount of an investment relief taken. The amount of investment tax relief which is an acceleration of depreciation of tangible fixed assets reduce profit/loss before taxation for calculation of the tax base. The Company creates deferred tax liability connected with the investment relief.

AGORA SA SA_R 2004 in PLN thousands

21. Presentation of financial information

Agora SA prepares the financial statements in a scope provided by adequate laws for public companies. The Company prepares calculative income statement, costs by type of expenditure are presented in an additional explanatory note in the semi annual and annual financial statements.

Cash flow statement is prepared in indirect form.

Agora SA is a parent company of a Capital Group of Agora SA which is preparing consolidated financial statements according to Polish accounting regulations and International Financial Reporting Standards (IFRS).

II. SELECTED FINANCIAL DATA FOR CURRENT AND PREVIOUS YEAR AND RULES FOR CONVERTING THEM INTO EURO

EXCHANGE RATES USED TO TRANSLATE PLN INTO EURO

Year	Average exchange rate	Minimal exchange rate	Maximum exchange rate	Year end exchange rate
year 2004	4,5149	4,0518	4,9149	4,0790
year 2003	4,4268	3,9773	4,7170	4,7170

	thousand PLN		thousand EURO	
SELECTED FINANCIAL DATA	year 2004	year 2003	year 2004	year 2003
I. Net sales of merchandise and finished products	881 503	752 473	195 243	169 981
II. Profit on operating activities	66 510	3 800	14 731	858
III. Profit before taxation	66 619	(4 169)	14 755	(942)
IV. Net profit (loss)	55 302	7 802	12 249	1 762
V. Net cash flow from operating activities	137 763	96 245	30 513	21 741
VI. Cash flow from investment activities	(111 835)	(90 587)	(24 770)	(20 463)
VII. Cash flow from financing activities	(9 168)	(9 411)	(2 031)	(2 126)
VIII. Total net cash flows	16 760	(3 753)	3 712	(848)
IX. Total assets	1 381 552	1 313 807	338 699	278 526
X. Liabilities and provisions for liabilities	287 835	275 013	70 565	58 303
XI. Long-term liabilities	104 630	139 500	25 651	29 574
XII. Short-term liabilities	106 859	65 527	26 197	13 892
XIII. Equity	1 093 717	1 038 794	268 134	220 223
XIV. Share capital	56 758	56 758	13 915	12 033
XV. Number of shares	56 757 525	56 757 525	56 757 525	56 757 525
XVI. Net profit per ordinary share (w PLN / EUR)	0,97	0,14	0,22	0,03
XVII. Diluted profit / (loss) after taxation per ordinary share (w PLN / EU	-	-	-	-
XVIII Book value per share (w PLN / EUR)	19,27	18,30	4,72	3,88
XIX. Diluted book value per share (w PLN / EUR)			-	-
XX. Declared dividend per one share (w PLN / EUR)			-	-

Selected financial data for the current year and comparative figures for the previous year were converted in the following way:

1. balance sheet figures were converted using the average exchange rate published by the National Bank of Poland for the last day of the year,
2. figures of income statement and cash flow statement were converted using the arithmetical average of average exchange rates published by the National Bank of Poland for the last day of every month of the year.

III. SIGNIFICANT DIFFERENCES BETWEEN THE PRESENTED FINANCIAL STATEMENTS PREPARED UNDER THE POLISH ACCOUNTING ACT (PAA) AND FINANCIAL STATEMENTS UNDER THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Since under IFRS Agora SA is obliged to prepare consolidated financial statements only, below are presented differences in accounting methods and policies adopted by the Company under the PAA in comparison to the IFRS, applicable to Company's operations:

1. In the IFRS financial statements computer software is disclosed as tangible fixed assets while under PAA it is classified as intangible fixed assets.
2. In the IFRS financial statements goodwill amortisation is presented in "operating costs", whereas in PAA financial statements in "goodwill amortisation from subordinated entities". Consequently the EBIT figures differ in both financial statements. In PAA financial statements EBIT does not include this charge; in IFRS financial statements EBIT is decreased by this charge.

There are no other material differences between accounting methods and policies adopted by the Company under the PAA in comparison to IFRS, applicable to Company's operations.

BALANCE SHEET '000 PLN	Note	31 December 2004	31 December 2003
Assets			
I. Fixed assets		**1 022 273**	**1 113 936**
1. Intangible fixed assets, including	1	92 191	97 557
- goodwill		2 419	4 910
2. Tangible fixed assets	2	605 354	675 063
3. Long-term debtors	3, 8	62	120
3.1. From related entities		-	-
3.2. From other entities		62	120
4. Long-term investments	4	312 945	327 350
4.1. Real estate property		-	-
4.2. Intangible fixed assets		-	-
4.3. Long-term financial assets		312 945	327 350
a) in related entities		309 791	323 546
- shares in subordinated entities accounted for under the equity method		-	-
b) in other entities		3 154	3 804
4.4. Other long-term investments		-	-
5. Long-term interperiod settlements	5	11 721	13 846
5.1. Assets from deferred income tax		11 465	13 842
5.2. Other		256	4
II. Current assets		**359 279**	**199 871**
1. Inventories	6	14 639	11 212
2. Short-term receivables	7, 8	129 515	105 673
2.1. From related entities		4 378	7 665
2.2. From other entities		125 137	98 008
3. Short-term investments		211 427	79 309
3.1. Short-term financial assets	9	211 427	79 309
a) in related entities		18 032	1 493
b) in other entities		138 859	40 040
c) cash and other cash assets		54 536	37 776
3.2. Other short-term investments		-	-
4. Short-term interperiod settlements	10	3 698	3 677
Total assets		**1 381 552**	**1 313 807**

Liabilities and shareholders' equity			
I. Equity		**1 093 717**	**1 038 794**
1. Share capital	12	56 758	56 758
2. Outstanding share capital contributions (negative figure)		-	-
3. Entity's own shares (negative figure)	13	-	-
4. Reserve capital	14	981 477	973 746
5. Revaluation reserve	15	180	488
6. Other reserve capital	16	-	-
7. Accumulated profit/(loss) from previous years		-	-
8. Net profit/(loss) for the year		55 302	7 802
9. Write-offs from net profit for the financial year (negative figure)	17	-	-

AGORA SA SA-R 2004 in PLN thousand

II. Liabilities and provisions for liabilities		**287 835**	**275 013**
1. Provisions for liabilities	18	50 764	49 343
1.1. Provision for deferred income tax		48 851	42 249
1.2. Provision for retirement and similar benefits		1 332	1 513
a) long-term provisions		1 312	1 491
b) short-term provisions		20	22
1.3. Other provisions		581	5 581
a) long-term provisions		-	-
b) short-term provisions		581	5 581
2. Long-term liabilities	19	104 630	139 500
2.1. To related entities		-	-
2.2. To other entities		104 630	139 500
3. Short-term liabilities	20	106 859	65 527
3.1. To related entities		11 660	9 387
3.2. To other entities		81 102	43 883
3.3. Special funds		14 097	12 257
4. Interperiod settlements	21	25 582	20 643
4.1. Negative goodwill		-	-
4.2. Other interperiod settlements		25 582	20 643
a) long-term		1	1
b) short-term		25 581	20 642
Total equity and liabilities		**1 381 552**	**1 313 807**

Book value		1 093 717	1 038 794
Number of shares		56 757 525	56 757 525
Book value per share in PLN	22	19,27	18,30
Predicted number of shares		-	-
Diluted book value per share in PLN	22	-	-

Since first quarter of 2004 Agora has presented the deferred tax assets and liabilities separately. Consequently deferred tax assets and deferred tax liabilities increased by PLN 13,842 thousand as at 31.12.2003.
Agora has changed the balance sheet presentation of monetary assets with maturities up to 3 months ("buy-sell back" treasury bonds and certificates in investment funds), which are now classified as "short term financial assets in other entities" whereas they used to be presented as "cash and cash equivalents". Consequently the balance of "Cash and cash equivalents" as at 31 December 2003 has been decreased and short term financial assets in other entities respectively increased by PLN 39,573 thousend in comparison to previously presented data.

OFF BALANCE SHEET ITEMS '000PLN	**note**	**31 December 2004**	**31 December 2003**
1. Contingent receivables	23	-	-
1.1. From related entities		-	-
- guarantees received		-	-
1.2. From other entities		-	-
- guarantees received		-	-
2. Contingent liabilities	23	**1 963**	**1 523**
2.1. To related entities		1 450	1 523
- guarantees given		1 450	1 523
2.2. To other entities		513	-
- guarantees given		513	-
3. Other		-	-
		-	-
Total off balance sheet positions		**1 963**	**1 523**

in PLN thousand

PROFIT AND LOSS	note	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
I. Net sales of finished products, merchandise and materials		**881 503**	**752 473**
- to related entities		26 509	25 114
1. Net sales of finished products	24	816 970	745 227
2. Net sales of merchandise and materials	25	64 533	7 246
II. Cost of finished products, merchandise and materials		**(510 183)**	**(472 406)**
- from affiliated entities		(20 996)	(20 639)
1. Cost of finished products sold	26	(463 814)	(468 474)
2. Cost of merchandise and materials sold		(46 369)	(3 932)
III. Gross profit on sales (I-II)		**371 320**	**280 067**
IV. Selling expenses	26	(196 622)	(171 206)
V. Administrative and general expenses	26	(93 426)	(99 285)
VI. Profit on sales (III-IV-V)		**81 272**	**9 576**
VII. Other operating revenues		9 302	7 100
1. Profit from disposal of non-financial fixed assets		698	64
2. Subsidies		853	322
3. Other operating revenues	27	7 751	6 714
VIII. Other operating expenses		(24 064)	(12 876)
1. Loss from disposal of non-financial fixed assets		-	-
2. Revaluation of non-financial assets		(9 769)	(7 465)
3. Other operating expenses	28	(14 295)	(5 411)
IX. Profit on operating activities (VI+VII-VIII)		**66 510**	**3 800**
X. Financial revenues	29	28 673	37 636
1. Dividends and shares in profits, including		2 059	17 028
- from related entities		2 059	17 028
2. Interest, including		13 161	13 079
- from related entities		8 006	7 756
3. Profit from investments transferred	31	3 390	1 533
4. Revaluation of investments		3 980	1 311
5. Other		6 083	4 685
XI. Financial expenses	30	(28 564)	(45 631)
1. Interest, including		(9 035)	(8 882)
- to related entities		-	-
2. Loss from investments transferred	31	-	(4)
3. Revaluation of investments		(16 406)	(30 965)
4. Other		(3 123)	(5 780)
XII. Profit on ordinary activities (IX+X-XI)		**66 619**	**(4 195)**
XIII. Extraordinary items (XIII.1. - XIII.2.)		-	26
1. Extraordinary gains	32	-	28
2. Extraordinary losses	33	-	(2)
XIV. Profit before taxation (XII+/-XIII)		**66 619**	**(4 169)**
XV. Corporate income tax	34	(11 317)	11 971
a) Current tax expense		(2 250)	-
b) Deferred tax expense		(9 067)	11 971
XVI. Other obligatory charges (increases of a loss)	35	-	-
XVII. Share in net results of subordinated entities accounted for under the equity method	36	-	-
XVIII. Net profit (Loss) (XIV-XV-XVI+/-XVII)		**55 302**	**7 802**

Profit / (Loss) after taxation (for 12 months)		55 302	7 802
Weighted average number of ordinary shares		56 757 525	56 757 525
Net profit per ordinary share in PLN	38	0,97	0,14
Weighted average diluted number of ordinary shares		-	-
Diluted profit / (loss) after taxation per ordinary share in PLN	38	-	-

in PLN thousand

CHANGES IN EQUITY	31 December 2004	31 December 2003
I. Equity opening balance	**1 038 794**	**1 030 993**
a) changes in the accounting policy	(378)	-
b) corrections of fundamental errors	-	-
I.a. Opening balance of equity after reconciliation to comparable data	**1 038 416**	**1 030 993**
1. Share capital opening balance	56 758	56 758
1.1. Changes in share capital	-	-
a) additions	-	-
- issue of shares	-	-
b) disposals	-	-
- company reorganisation	-	-
1.2. Share capital closing balance	56 758	56 758
2. Outstanding share capital contributions as at the beginning of the year	-	-
2.1. Changes in outstanding share capital contributions	-	-
a) additions	-	-
b) disposals	-	-
2.2. Outstanding share capital contributions as at the period end	-	-
3. Agora's own shares as the beginning of the year	-	-
3.1. Changes in Agora's own shares	-	-
a) additions	-	-
b) disposals	-	-
3.2. Agora's own shares as at the year ended	-	-
4. Reserve capital opening balance	*973 746*	*901 205*
4.1. Changes in capital reserves	7 731	72 541
a) additions	8 109	72 685
- share premium from IPO	-	-
- net profit appropriation (statutory)	-	-
- net profit appropriation (over statutory minimum value)	7 802	72 619
- fixed assets disposals	307	66
b) disposals	(378)	(144)
- cover of loss of City Magazine Sp. z o.o.	-	(144)
- cover of loss resulting from change of accounting policy	(378)	-
4.2. Reserve capital closing balance	981 477	973 746
5. Revaluation reserve opening balance	**488**	**555**
5.1. Changes in revaluation reserves	*(308)*	*(67)*
a) additions	-	-
b) disposals	(308)	(67)
- fixed assets disposals	(308)	(67)
5.2. Revaluation reserve closing balance	**180**	**488**
6. Other capital reserve opening balance	-	-
6.1. Changes in other capital reserves	-	-
a) additions	-	-
b) disposals	-	-
6.2. Other capital reserve closing balance	-	-
7. Accumulated profit (loss) from previous years, opening balance	7 802	72 475
7.1. Accumulated profit from previous years opening balance	7 802	72 619
a) changes in the accounting policy	-	-
b) corrections of fundamental errors	-	-

AGORA SA SA-R 2004 in PLN thousand

7.2. Opening balance of accumulated profit from previous years after reconciliation to comparable data	**7 802**	**72 619**
a) additions	-	-
- net profit appropriation	-	-
b) disposals	(7 802)	(72 619)
- transfer to capital reserves	(7 802)	(72 619)
7.3. Closing balance of accumulated profit from previous years	-	-
7.4. Opening balance of accumulated loss from the prior year	-	(144)
a) changes in the accounting policy	(378)	-
b) adjustments of fundamental errors	-	-
7.5. Opening balance of accumulated loss from the prior year after reconciliation to comparable data	(378)	(144)
a) additions	-	-
- transfer of loss to be covered	-	-
- loss of incorporated City Magazine Sp. z o.o. to be covered	-	-
b) disposals	378	144
- loss of incorporated City Magazine Sp. z o.o. covered	-	144
- cover of loss resulting from change of accounting policy	378	-
-	-	-
7.6. Closing balance of accumulated loss from the prior year	-	-
7.7. Closing balance of accumulated profit/(loss) from the prior year	-	-
8. Net result	55 302	7 802
a) net profit	55 302	7 802
b) net loss	-	-
c) profit write-offs	-	-
II. Equity closing balance	**1 093 717**	**1 038 794**
III. Equity after the proposed profit distribution or providing for a loss	**1 093 717**	**1 038 794**

Opening balance of equity has been decreased by PLN 378 thousand being the fair value of embedded derivatives net of deferred tax recognised as at 31 December 2003.

AGORA SA SA-R 2004 in PLN thousand

CASH FLOW STATEMENT	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
A. Cash flow from operating activities - indirect method	**137 763**	**96 245**
I. Profit after taxation	**55 302**	**7 802**
II. Total adjustments	**82 461**	**88 443**
1. Share in profit of companies consolidated under the equity method	-	-
2. Depreciation	87 503	100 804
3. Foreign exchange rates (gains) / losses	907	34
4. Interests and dividends	3 396	(9 409)
5. (Profit) / Loss on investment activity	8 187	20 925
6. Change in provisions	1 510	(9 794)
7. Change in inventory position	(3 426)	1 586
8. Change in accounts receivable position	(28 190)	1 237
9. Change in short-term liabilities (except for bank credits and loans)	5 833	(11 061)
10. Change in interperiod settlements	7 042	(7 041)
11. Other adjustments	(301)	1 162
III. Net cash flow from operating activities (I+/-II)	**137 763**	**96 245**
B. Cash flow from investment activities	**(111 835)**	**(90 587)**
I. Cash inflows from investing activities	**21 455**	**71 021**
1. Disposal of intangible fixed assets tangible fixed assets	863	106
2. Disposal of real estate property investments and intangible fixed assets	-	-
3. From financial assets, including:	20 262	70 915
a) assets in related entities	16 897	53 773
- financial assets transferred	345	600
- dividends and shares in profits	2 059	17 028
- repayment of long-term loans granted	10 963	34 993
- interests	3 530	1 152
- other inflows from financial assets	-	-
b) assets in other entities	3 365	17 142
- financial assets transferred	-	15 610
- dividends and shares in profits	-	-
- repayment of long-term loans granted	-	-
- interests	3 365	1 532
- other inflows from financial assets	-	-
4. Other investment inflows	330	-
II. Cash outflows from investing activities	**(133 290)**	**(161 608)**
1. Acquired intangible assets and tangible fixed assets	(16 089)	(27 374)
2. Investments in real estate property and intangible assets	-	-
3. On financial assets, including:	(117 201)	(133 719)
a) assets in related entities	(18 285)	(78 680)
- financial assets acquired	(5 976)	(44 938)
- long-term loans granted	(12 309)	(33 742)
b) assets in other entities	(98 916)	(55 039)
- financial assets acquired	(98 916)	(55 039)
- long-term loans granted	-	-
4. Other investment outflows	-	(515)
III. Cash flow from investment activities (I-II)	**(111 835)**	**(90 587)**

AGORA SA SA-R 2004 in PLN thousand

C. Cash flow from financing activities	(9 168)	(9 411)
I. Inflows from financing activities	-	-
1. Net inflows from issuing shares and other capital instruments and additional capital contributions	-	-
2. Bank credits and loans	-	-
3. Issue of debt securities	-	-
4. Other financial inflows	-	-
II. Cash outflows from financing activities	(9 168)	(9 411)
1. Entity's own shares acquired	-	-
2. Dividends and other payments to shareholders/owners	-	-
3. Payments, other than dividends to shareholders, distributions of profit	-	-
4. Bank credits and loans repaid	-	-
5. Debt securities redeemed	-	-
6. Other financial liabilities	-	-
7. Rentals paid under finance leasing contracts	-	-
8. Interest	(9 016)	(8 772)
9. Other financial outflows	(152)	(639)
III. Cash flow from financing activities (I-II)	(9 168)	(9 411)
D. Total net cash flows (A.III+/-B.III+/-C.III)	16 760	(3 753)
E. Change of cash position in balance sheet	16 760	(3 753)
- including change in cash position due to foreign exchange differences	(143)	(22)
F. Cash and cash equivalents at the beginning of the financial year	37 776	41 529
G. Cash and cash equivalents at the end of the financial year (F+/- D)	54 536	37 776
- including restricted cash	7 015	2 948

Due to change of presentation of certain items in cash flow statement the comparative figures for twelve months of 2003 have been restated in the following way:
- depreciation has been increased by PLN 615 thousand (transfer of goodwill amortisation from "other adjustments" in operating activities),
- items "change in interperiod settlements" and "change in provisions" has been changed by PLN 6,272 thousand - adjustment relates to separate disclosure of deferred tax assets and deferred tax liabilities,
- due to change of presentation of short term monetary assets closing balance of cash and cash equivalents as at 31.12.2003 decreased by PLN 39,573 thousand ,
- items "financial assets acquired" in cash outflows from investing activities increased by PLN 39,429 thousand (adjustment caused by change of presentation of short term monetary assets transfered from cash equivalents - purchases and sales are now presented net), "(profit) loss on investment activity" and "other adjustments" in operating activities decreased respectively by: PLN 1,227 thousand (result on sales of securities) and PLN 159 thousand (valuation of securities), "financial assets transferred in other entities" decreased by PLN 290 thousand, "inflows from financial assets in other entities - interests" increased by PLN 1,532 thousand.

AGORA SA SA-R 2004 in PLN thousand

OTHER INFORMATION AND EXPLANATORY NOTES

A. EXPLANATORY NOTES

NOTES TO THE BALANCE SHEET

Note 1.

INTANGIBLE FIXED ASSETS	31 December 2004	31 December 2003
a) Research and development expenditure	-	-
b) Goodwill	2 419	4 910
c) Concessions, patents, licenses and similar assets	16 862	13 685
- computer software	16 725	13 535
d) Other intangible assets	72 908	78 962
e) Prepayments for intangible fixed assets	2	-
Total intangible fixed assets	**92 191**	**97 557**

TABLE OF INTANGIBLE FIXED ASSETS MOVEMENTS **(by type of expenditure)**

	a	b	c		d	e	
	research and development	goodwill	concessions, patents, licences and similar assets	- computer software	other intangible fixed assets	prepayments for intangible fixed assets	**Total intangible fixed assets**
a) gross value at the beginning of the period	5	10 065	59 835	59 672	88 543	-	158 448
b) additions:	-	-	9 198	9 088	11	2	9 211
- purchases	-	-	3 606	3 496	11	2	3 619
- transfered form construction in progress	-	-	5 561	5 561	-	-	5 561
- other	-	-	31	31	-	-	31
c) disposals	(5)	(2 886)	(684)	(642)	(357)	-	(3 932)
- writing off fully depreciated assets	(5)	-	(684)	(642)	(4)	-	(693)
- liquidation	-	(2 886)	-	-	-	-	(2 886)
- sale	-	-	-	-	(353)	-	(353)
d) gross value at end of the period	-	7 179	68 349	68 118	88 197	2	163 727
e) accumulated amortisation at the beginning of the period	5	5 155	46 150	46 137	9 442	-	60 752
f) amortisation for the period	(5)	(395)	5 337	5 256	5 725	-	10 662
- planned	-	-	6 021	5 898	5 911	-	11 932
- writing off fully depreciated assets	(5)	-	(684)	(642)	(4)	-	(693)
- sale	-	-	-	-	(182)	-	(182)
- goodwill amortisation	-	471	-	-	-	-	471
- liquidation	-	(866)	-	-	-	-	(866)
g) accumulated amortisation at end of the period	-	4 760	51 487	51 393	15 167	-	71 414
h) opening balance of adjustments for permanent demunition in value	-	-	-	-	(139)	-	(139)
- additions	-	-	-	-	-	-	-
- disposals	-	-	-	-	17	-	17
i) closing balance of adjustments for permanent demunition in value	-	-	-	-	(122)	-	(122)
j) net value at end of the period	-	2 419	16 862	16 725	72 908	2	92 191

In 2004 fully amortized intangible fixed assets amounting to PLN 693 thousand have been removed from the books, and an adjustment for permanent diminution in value of intangibles amounting to PLN 17 thousand has been utilised.

in PLN thousand

INTANGIBLE FIXED ASSETS (OWNERSHIP STRUCTURE)	31 December 2004	31 December 2003
a) owned	92 191	97 557
b) used on the basis of rental, lease or other agreement of similar nature, including:	-	-
Total intangible fixed assets	92 191	97 557

Note 2.

FIXED TANGIBLE ASSETS	31 December 2004	31 December 2003
a) Fixed assets, including:	604 440	674 083
- freehold land (including right for perpetual usufruct)	27 239	27 467
- buildings and constructions	215 842	225 802
- equipment and machines	353 941	410 815
- vehicles	1 850	2 259
- other	5 568	7 740
b) construction in progress	770	636
c) prepayments for construction in progress	144	344
Total fixed tangible assets	605 354	675 063

No.	Assets	Net book value at 31 December 2004
1	Perpetual usufruct	7 123
2	Land	7 720
3	Buildings	250 603
4	Printing presses	135 028
5	Rights to titles and trademarks	72 179
	Total	472 653

'The schedule presents net book value as at 31 December 2004 of fixed assets and intangible fixed assets that are used as a pledge for bank credit facilities, which are in full described in a note 19.

in PLN thousand

TANGIBLE FIXED ASSETS MOVEMENTS (by group)

	- land including perpetual usufruct	- buildings	- machines and technical equipment	- vehicles	- other fixed assets	**fixed assets, Total**
a) opening balance of fixed assets, gross value	35 731	250 102	667 307	5 083	18 857	977 080
b) additions:	-	895	5 833	351	465	7 544
- purchases	-	839	3 589	351	465	5 244
- transfers from construction in progress	-	56	2 110	-	-	2 166
- built in-house	-	-	130	-	-	130
- others	-	-	4	-	-	4
c) disposals:	-	(149)	(2 793)	(312)	(191)	(3 445)
- sale	-	(3)	(154)	(245)	(55)	(457)
- liquidation	-	(146)	(2 041)	(67)	(136)	(2 390)
- other	-	-	-	-	-	-
- donations	-	-	(598)	-	-	(598)
d) closing balance of fixed assets, gross value	35 731	250 848	670 347	5 122	19 131	981 179
e) opening balance of cumulative depreciation	8 264	24 138	256 400	2 824	11 117	302 743
f) amortisation per period:	228	8 808	59 914	448	2 446	71 844
- planned	228	8 908	62 632	701	2 631	75 100
- liquidation	-	(99)	(1 973)	(60)	(135)	(2 267)
- sales	-	(1)	(147)	(193)	(50)	(391)
- donations	-	-	(598)	-	-	(598)
g) closing balance of cumulative depreciation	8 492	32 946	316 314	3 272	13 563	374 587
h) opening balances of value adjustments	-	(162)	(92)	-	-	(254)
- additions	-	(1 898)	-	-	-	(1 898)
- disposals	-	-	-	-	-	-
i) closing balances of value adjustments	-	(2 060)	(92)	-	-	(2 152)
j) closing balance of fixed assets, net value	27 239	215 842	353 941	1 850	5 568	604 440

AGORA SA SA-R 2004 in PLN thousand

FIXED ASSETS (OWNERSHIP STRUCTURE)	31 December 2004	31 December 2003
a) owned	604 440	674 083
b) used on the basis of rental, lease or other agreement of similar nature, including:	-	-
-	-	-
Total fixed assets	604 440	674 083

OFF-BALANCE FIXED ASSETS	31 December 2004	31 December 2003
Used on the basis of rental, lease or other agreement of similar nature, including:	-	-
- value of land under perpetual usufruct	-	-
-	-	-
Total off-balance fixed assets	-	-

Note 3.

LONG - TERM RECEIVABLES	31 December 2004	31 December 2003
a) from associated entities, including:	-	-
- from subsidiary companies	-	-
- purchased unpaid invoices	-	-
- from joint-venture companies	-	-
- from associated entities	-	-
- from major investor	-	-
- from parent entity	-	-
b) from other entities	62	120
- deposits	62	120
Net long-term receivables	**62**	**120**
c) provisions for value of receivables	30	30
Gross long-term receivables	**92**	**150**

CHANGE IN LONG TERM RECEIVABLES	31 December 2004	31 December 2003
a) value as at the beginning of the period	120	323
- deposits	120	39
- purchased unpaid invoices	-	284
b) additions:	361	102
- deposits	77	102
- transfer from short-term receivables	284	-
c) disposals	(419)	(305)
- transfer of receivables into loans	(284)	-
- other	(6)	-
- transfer from long term receivables to short term	-	(284)
- deposits returned	(129)	(21)
d) long term receivables as at the end of the period	62	120
- deposits	62	120

CHANGE IN PROVISIONS FOR VALUE OF LONG-TERM RECEIVABLES	31 December 2004	31 December 2003
Value of long-term receivables as at the beginning of the period	30	234
a) additions	258	7
- impairment losses recognised	18	7
- transfer of impairment losses for interest accrued from short term to long-term	240	-
b) disposals	(258)	(211)
- transfer of impairment losses for interest accrued from long term to short-term	-	(211)
- reclassification of impairment losses for interest accrued to loans	(258)	-
Provision for long-term receivables as at the end of the period	30	30

LONG TERM RECEIVABLES (BY CURRENCY STRUCTURE)	31 December 2004	31 December 2003
a) in Polish currency	63	133
b) in foreign currency (per currency translated into PLN)	29	17
b1. unit/currency thousand/USD	6	1
thousand PLN	17	3
b2. unit/currency thousand/EUR	3	3
thousand PLN	12	14
other currencies translated in thousand PLN	-	-
Total long term receivables	92	150

Note 4.

CHANGE IN VALUE OF REAL ESTATE	31 December 2004	31 December 2003
a) real estate at the beginning of the period	-	-
b) additions:	-	-
c) disposals	-	-
d) real estate at the end of the period	-	-

CHANGE IN INTANGIBLE FIXED ASSETS	31 December 2004	31 December 2003
a) at the beginning of the period	-	-
b) additions	-	-
c) disposals	-	-
d) value as at the end of the period	-	-

LONG-TERM FINANCIAL ASSETS	31 December 2004	31 December 2003
a) in associated entities	286 690	291 847
- shares	244 674	231 362
- debt securities	-	-
- other securities	-	-
- loans granted	36 434	53 124
- other long-term financial assets	5 582	7 361
- receivables for purchased loans	-	-
- additional capital contributions	5 557	7 361
- advance payment for shares	25	-
b) in subsidiaries	-	-
- shares	-	-
- debt securities	-	-
- other securities	-	-
- loans granted	-	-
- other long-term financial assets	-	-

AGORA SA SA-R 2004 in PLN thousand

c) in associated entities	23 101	31 699
- shares	10 088	9 686
- debt securities	-	-
- other securities	-	-
- loans granted	11 381	13 649
- other long-term financial assets	1 632	8 364
- receivables for purchased loans	-	-
- additional capital contributions	230	230
- advance payment for shares	1 402	8 134
d) in major investor	-	-
- shares	-	-
- debt securities	-	-
- other securities	-	-
- loans granted	-	-
- other long-term financial assets	-	-
e) in parent company	-	-
- shares	-	-
- debt securities	-	-
- other securities	-	-
- loans granted	-	-
- other long-term financial assets	-	-
f) in other entities	3 154	3 804
- shares	94	94
- debt securities	-	-
- other securities	-	-
- loans granted	3 060	3 060
- other long-term financial assets	-	650
- others	-	-
- additional capital contributions	-	-
- advance payment for shares	-	650
Total long-term financial assets	312 945	327 350

SHARES IN CONSOLIDATED COMPANIES VALUED USING EQUITY METHOD	31 December 2004	31 December 2003
a) goodwill of consolidated companies	-	-
- affiliate companies	-	-
- subsidiaries	-	-
- associated entities	-	-
b) negative goodwill of consolidated companies	-	-
- affiliate companies	-	-
- subsidiaries	-	-
- associated entities	-	-

CHANGE IN GOODWILL - SUBSIDIARIES	31 December 2004	31 December 2003
a) gross goodwill at the beginning of the period	-	-
b) additions	-	-
c) disposals	-	-
d) gross goodwill at the end of the period	-	-
e) write-off of goodwill at the beginning of the period	-	-
f) write-off of goodwill during the period	-	-
g) write-off of goodwill at the end of the period	-	-
h) net goodwill at the end of the period	-	-

CHANGE IN GOODWILL - JOINT-VENTURES	31 December 2004	31 December 2003
a) gross goodwill at the beginning of the period	-	-
b) additions	-	-
c) disposals	-	-
d) gross goodwill at the end of the period	-	-
e) write-off of goodwill at the beginning of the period	-	-
f) write-off of goodwill during the period	-	-
g) write-off of goodwill at the end of the period	-	-
h) net goodwill at the end of the period	-	-

Translation SA-R 2004 in PLN thousand

CHANGE IN GOODWILL - ASSOCIATED COMPANIES	31 December 2004	31 December 2003
a) gross goodwill at the beginning of the period	-	-
b) additions	-	-
c) disposals	-	-
d) gross goodwill at the end of the period	-	-
e) write-off of goodwill at the beginning of the period	-	-
f) write-off of goodwill during the period	-	-
g) write-off of goodwill at the end of the period	-	-
h) net goodwill at the end of the period	-	-

CHANGE IN NEGATIVE GOODWILL IN SUBSIDIARIES	31.12.2004 (rok bieżący)	31.12.2003 (rok poprzedni)
a) gross goodwill at the beginning of the period	-	-
b) additions	-	-
c) disposals	-	-
d) gross goodwill at the end of the period	-	-
e) write-off of goodwill at the beginning of the period	-	-
f) write-off of goodwill during the period	-	-
g) write-off of goodwill at the end of the period	-	-
h) net goodwill at the end of the period	-	-

CHANGE IN NEGATIVE GOODWILL IN JOINT-VENTURES	31 December 2004	31 December 2003
a) gross goodwill at the beginning of the period	-	-
b) additions	-	-
c) disposals	-	-
d) gross goodwill at the end of the period	-	-
e) write-off of goodwill at the beginning of the period	-	-
f) write-off of goodwill during the period	-	-
g) write-off of goodwill at the end of the period	-	-
h) net goodwill at the end of the period	-	-

CHANGE IN NEGATIVE GOODWILL IN ASSOCIATED COMPANIES	31 December 2004	31 December 2003
a) gross goodwill at the beginning of the period	-	-
b) additions	-	-
c) disposals	-	-
d) gross goodwill at the end of the period	-	-
e) write-off of goodwill at the beginning of the period	-	-
f) write-off of goodwill during the period	-	-
g) write-off of goodwill at the end of the period	-	-
h) net goodwill at the end of the period	-	-

in PLN thousand

CHANGE IN LONG-TERM FINANCIAL ASSETS (BY KIND)	31 December 2004	31 December 2003
a) value as at the beginning of the period	327 350	307 310
- shares	241 142	208 909
- loans granted	69 833	81 871
- other long-term financial assets, including:	16 375	16 530
- acquired loans	-	34
- additional capital contributions	7 591	4 744
- advance payment for shares	8 784	11 752
b) additions	36 654	90 806
- purchase of shares	10 613	44 256
- transfer of additional capital contributions in LRR into shares	2 999	-
- purchase of shares as a result of division of the company	945	
- loans to shares swap	220	-
- loans, including	20 601	42 171
- loans granted	12 309	33 742
- adjustments	-	-
- interests	3 942	7 596
- reversal of recognised impairment losses	-	-
- transfer of receivables into loans	4 328	493
- transfer of short-term into long-term loan	-	-
- other	22	340
- acquired loans, including:	57	6
- adjustments	-	-
- interests	24	-
- transfer of short-term into long-term receivable	33	-
- other	-	6
- additional capital contributions	1 195	3 123
- other	-	-
- advance payment for shares	24	1 250
c) disposals	(51 059)	(70 766)
- sales of shares	(118)	(404)
- division of a company	(945)	-
- impairment losses for shares	-	(11 619)
- loans, including	(39 559)	(54 209)
- loans repaid	(10 457)	(34 967)
- revaluation	(845)	-
- transfer into short-term loan	(16 283)	(1 033)
- impairment losses for interests	(3 942)	(7 606)
- impairment losses for loans	(7 858)	(10 450)
- change of loan into shares	(174)	-
- other	-	(153)
- acquired loans, including	(57)	(40)
- impairment losses for interests	-	-
- impairment losses for receivables	-	-
- transfer into short-term receivables	-	(34)
- transfer into loans	(33)	-
- transfer of interests into loans	(24)	-
- other	-	(6)
- Impairment losses of additional capital contributions	-	(276)
- transfer of additional capital contributions in LRR into shares	(2 999)	-
- advance payment for shares	(7 381)	(4 218)
d) value as at the end of the period	**312 945**	**327 350**
- shares	254 856	241 142
- loans granted	50 875	69 833
- other long-term financial assets	7 214	16 375
- acquired loans	-	-
- additional capital contributions	5 787	7 591
- other	-	-
- advance payment for shares	1 427	8 784

in PLN thousand

SHARES IN SUBSIDIARIES AND AFFILIATED COMPANIES (INVESTMENTS)

	a	b	c	d	e	f	g	h	i	j	k	l
	Company (with its legal status)	location	Company's activity	Kind of relation	consolidation method used	control overtaking/ influence date	shares purchase price	amounts provided for (total)	shares balance sheet value	percentage of share in share capital (efectively)	percentage of votes on shareholders meeting (efectively)	other than in j) or k) kind of domination
1	KKK FM SA	Wrocław	local radio station	direct subsidiary	full consolidation	01-02-98	1 668	-	1 668	84,18%	84,18%	Agora SA owns 80,01% in KKK FM and 100% in LRR which owns 4,17% of KKK FM
2	Inforadio Sp. z o.o.	Warszawa	supra-regional radio station	direct associate	equity method	01-02-98	6 781	(6 781)	-	45,34%	45,34%	-
3	Elita Sp. z o.o.	Bydgoszcz	local radio station	direct subsidiary	full consolidation	01-02-98	3 686	(1 295)	2 391	100,00%	100,00%	-
4	Radio Trefl Sp. z o.o.	Sopot	local radio station	direct subsidiary	full consolidation	01-02-98	1 373	-	1 373	99,96%	99,96%	Agora SA owns 50,99% in Radio Trefl and 100% in LRR which owns 48,97% of Radio Trefl
5	Jan Babczyszyn Radio Jazz FM Sp. z o.o.	Poznań	local radio station	direct associate	equity method	01-02-98	555	-	555	50,00%	50,00%	-
6	IM 40 Sp. z o.o.	Warszawa	local radio station	direct subsidiary	full consolidation	01-02-98	1 260	-	1 260	72,01%	72,01%	-
7	Radio Wawel Sp. z o.o. (the company has not started its operations)	Kraków	local radio station	direct subsidiary	exempt from consolidation	01-02-98	2	-	2	50,00%	50,00%	-
8	Lokalne Rozgłośnie Radiowe Sp. z o.o.	Warszawa	local radio station	direct subsidiary	full consolidation	01-02-98	21 391	(2 828)	18 563	100,00%	100,00%	-
9	O'LE Sp. z o.o.	Opole	local radio station	direct subsidiary	full consolidation	01-02-98	952	(952)	-	100,00%	100,00%	Agora SA owns 51,02% in O'le and 100% in LRR which owns 48,98% of Radio O'le
10	Karolina Sp. z o.o.	Tychy	local radio station	direct subsidiary	full consolidation	26-03-98	947	-	947	100,00%	100,00%	Agora SA owns 51% in Karolina and 100% in LRR which owns 49% of Karolina
11	CITY Radio Sp. z o.o.	Częstochowa	local radio station	direct subsidiary	full consolidation	25-06-98	1 699	(481)	1 218	100,00%	100,00%	-
12	Biuro Obsługi Radiowej Sp. z o.o.	Poznań	radio, TV, commercial services	direct associate	equity method	09-09-98	1 082	-	1 082	50,06%	50,06%	-
13	BARYS Sp. z o.o.	Tychy	local radio station	indirect subsidiary	full consolidation	17-12-99	-	-	-	89,78%	89,78%	Agora SA owns 100% in LRR which owns 89,78% of Barys
14	Radio Na fali Sp. z o.o.	Szczecin	local radio station	direct subsidiary	full consolidation	29-12-99	1 614	-	1 614	100,00%	100,00%	Agora SA owns 51% in Radio Na fali and 100% in LRR which owns 49% of Radio Na fali
15	Agora Poligrafia Sp. z o.o.	Tychy	newspaper printing	direct subsidiary	full consolidation	16-02-98	1 068	-	1 068	100,00%	100,00%	-
16	Centrum Handlu Internetowego Sp. z o.o.	Warszawa	e-commerce and trading, utilities, production - operations suspended	direct subsidiary	exempt from consolidation	15-11-00	1 293	-	1 293	100,00%	100,00%	-
17	ROM Sp. z o.o.	Warszawa	local radio station	direct subsidiary	full consolidation	12-01-00	694	-	694	100,00%	100,00%	Agora SA owns 51,06% in ROM and 100% in LRR which owns 48,94% of ROM
18	Radio Mazowsze Sp. z o.o.	Łomianki	local radio station	direct associate	equity method	14-11-02	4 265	-	4 265	24,00%	24,00%	-
19	Radio Wanda Sp. z o.o.	Kraków	local radio station	direct subsidiary	full consolidation	22-06-01	2 587	(1 065)	1 522	100,00%	100,00%	Agora SA owns 51% in Radio Wanda and 100% in LRR which owns 49% of Radio Wanda
20	Twoje Radio Sp. z o.o.	Wałbrzych	local radio station	direct subsidiary	full consolidation	06-08-01	128	-	128	100,00%	100,00%	Agora SA owns 100% in AR Jowisz, which owns 22,65% of Twoje Radio, and Agora SA owns 100% in LRR which owns 6,76% of Twoje Radio and Agora SA owns 70,59% of Twoje Radio
21	Agencja Reklamowa Jowisz Sp. z o.o.	Jelenia Góra	local radio station	indirect subsidiary	full consolidation	19-09-01	-	-	-	100,00%	100,00%	Agora SA owns 100% in LRR which owns 100% of AR Jowisz
22	Multimedia Plus Sp. z o.o.	Śrem	local radio station	direct subsidiary	full consolidation	11-12-01	1 212	-	1 212	76,00%	76,00%	-
23	Wibor Sp. z o.o.	Nowy Sącz	local radio station	direct subsidiary	full consolidation	10-12-01	4 764	-	4 764	100,00%	100,00%	Agora SA owns 51% in Wibor and 100% in LRR which owns 49% of Wibor
24	Radio Pomoże Sp. z o.o.	Bydgoszcz	local radio station	direct subsidiary	full consolidation	14-06-02	1 565	(536)	1 029	100,00%	100,00%	Agora SA owns 51% in Radio Pomoże and 100% in LRR which owns 49% of Radio Pomoże
25	Jamar Sp. z o.o.	Wrocław	radio, TV, advertising publishing	direct subsidiary	exempt from consolidation	08-04-02	52	-	52	100,00%	100,00%	-
26	Projekt Inwestycyjny Sp. z o.o.	Warszawa	radio, TV, advertising publishing	direct subsidiary	exempt from consolidation	22-05-02	52	-	52	100,00%	100,00%	-
27	Art Marketing Syndicate S.A.	Poznań	outdoor advertising	direct subsidiary	full consolidation	01-10-02	198 962	-	198 962	99,83%	99,86%	-
28	Polskie Badania Internetu Sp. z o.o.	Warszawa	internet research	direct associate	exempt from consolidation	29-03-02	83	-	83	20,00%	20,00%	-
29	Aktis Media Sp. z o.o. (in bankruptcy)	Poznań	outdoor advertising	indirect subsidiary	exempt from consolidation	01-10-02	-	-	-	-	-	AMS owns 90% stake
30	Polskie Badania Reklamy Zewnętrznej Sp. z o.o. (in the process of liquidation)	Warszawa	outdoor advertising	indirect subsidiary	exempt from consolidation	01-10-02	-	-	-	-	-	AMS owns 51% stake
31	Adpol sp. zo.o.	Warszawa	outdoor advertising	indirect subsidiary	full consolidation	01-10-02	-	-	-	-	-	AMS owns 100% stake
32	Akcent Media Sp. z o.o.	Poznań	outdoor advertising	indirect subsidiary	full consolidation	01-10-02	-	-	-	-	-	AMS owns 100% stake
33	Media System Sp. z o.o.	Warszawa	outdoor advertising	indirect subsidiary	exempt from consolidation	01-10-03	-	-	-	-	-	AMS owns 100% stake
34	Radio Klakson Sp. z o.o.	Wrocław	local radio station	direct subsidiary	full consolidation	07-04-03	6 080	(2 163)	3 917	100,00%	100,00%	-
35	Bis Media Sp. z o.o.	Lublin	local radio station	direct associate	equity method	08-07-03	2 969	(2 299)	670	49,00%	49,00%	-
36	Regionalne Przedsiębiorstwo Związkowe Sp. z o.o.	Katowice	local radio station	direct associate	equity method	16-10-03	1 413	-	1 413	49,00%	49,00%	-
37	Polskie Badania Outdooru Sp. z o.o.	Warszawa	market outdoor research	indirect subsidiary	consolidation	08-03-04	-	-	-	0,00%	0,00%	AMS owns 51% stake
38	Tres Sp. z o.o.	Sieradz	local radio station	direct associate	equity method	24-06-04	2 020	-	2 020	48,51%	48,51%	-
39	Lokalne Radio w Opolu Sp. z o.o.	Opole	local radio station	direct subsidiary	full consolidation	30-12-04	667	-	667	100,00%	100,00%	-
40	Radio Lokalne Zielona Góra Sp. z o.o.	Zielona Góra	local radio station	direct subsidiary	full consolidation	30-12-04	278	-	278	100,00%	100,00%	-

[redacted]

SH[redacted] IN SU[redacted]IARIES AND AFFILIATED COMPANIES (INVESTMENTS), cont.

in PLN thousand

No	a Company	m share capital of a company :	share capital	capital but not paid in (a negative figure)	reserve capital	other capital items	unappropriated result from previous years	net profit/(loss)	n Liabilities and provisions for liabilities, including:	- long-term	- short-term	o Company's receivables, including:	- long-term	- short-term	p Total Company assets	r Sales revenue	s Outstanding share capital contribution	t dividends/shares in profits for last accounting year received or receivable
1	KKK FM SA	(69)	1 947	-	-	(2 016)	(2 162)	146	2 277	-	2 170	598	-	598	2 208	3 559	-	-
2	Inforadio Sp. z o.o.	(49 934)	14 490	-	-	(64 424)	(61 775)	(3 289)	52 150	39 216	12 808	548	-	548	2 216	1 868	-	-
3	Elita Sp. z o.o.	(460)	3 629	-	-	(4 089)	(4 353)	(120)	1 384	1 135	190	267	-	267	924	1 232	-	-
4	Radio Trefl Sp. z o.o.	510	2 683	-	-	(2 173)	(3 405)	332	954	358	368	459	-	459	1 464	3 132	-	-
5	Jan Babczyszyn Radio Jazz FM Sp. z o.o.	173	600	-	-	(427)	(487)	60	677	-	461	70	-	70	850	1 224	-	-
6	IM 40 Sp. z o.o.	5 250	1 000	-	465	3 785	-	3 785	1 539	-	1 100	2 145	-	2 145	6 789	11 890	-	2 059
7	Radio Wawel Sp. z o.o. (the company has not started its operations)	-	4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
8	Lokalne Rozgłośnie Radiowe Sp. z o.o.	22 876	5 026	-	18 867	(1 017)	(2 212)	(55)	1 336	-	1 229	183	-	183	24 212	1 809	-	-
9	O'LE Sp. z o.o.	(581)	1 994	-	-	(2 575)	(3 904)	(417)	1 131	976	112	171	-	171	550	506	-	-
10	Karolina Sp. z o.o.	2 095	1 100	-	498	497	-	497	1 018	-	563	948	-	948	3 113	5 213	-	-
11	CITY Radio Sp. z o.o.	(3 034)	1 701	-	15	(4 750)	(5 226)	(430)	3 547	3 288	205	247	-	247	513	912	-	-
12	Biuro Obsługi Radiowej Sp. z o.o.	(3 748)	2 036	-	-	(5 784)	(6 392)	108	5 564	-	5 399	1 152	-	1 152	1 816	9 228	-	-
13	BARYS Sp. z o.o.	(4 579)	269	-	-	(4 848)	(4 396)	(452)	5 127	5 039	88	158	-	158	548	-	-	-
14	Radio Na Fali Sp. z o.o.	(386)	2 544	-	262	(3 192)	(3 788)	22	1 394	1 064	241	293	-	293	1 008	1 965	-	-
15	Agora Poligrafia Sp. z o.o.	82 467	1 000	-	67 606	13 861	-	13 861	4 853	-	4 724	6 703	-	6 703	87 320	55 629	-	-
16	Centrum Handlu Internetowego Sp. z o.o.	2 135	9 000	-	-	(6 865)	(6 920)	55	8	-	8	698	-	698	2 143	-	-	-
17	ROM Sp. z o.o.	(6 478)	684	-	-	(7 162)	(8 718)	(920)	7 328	6 878	273	555	-	555	850	111	-	-
18	Radio Mazowsze Sp. z o.o.	(4 421)	269	-	-	(4 690)	(4 679)	(725)	4 805	4 396	151	193	-	193	384	87	-	-
19	Radio Wanda Sp. z o.o.	(979)	250	-	-	(1 229)	(1 745)	516	3 067	-	2 985	741	23	718	2 088	3 931	-	-
20	Twoje Radio Sp. z o.o.	(2 865)	170	-	26	(3 061)	(2 248)	(813)	3 532	3 232	203	239	-	239	667	705	-	-
21	Agencja Reklamowa Jowisz Sp. z o.o.	(2 595)	114	-	-	(2 709)	(2 359)	(350)	2 839	2 804	18	41	-	41	244	53	-	-
22	Multimedia Plus Sp. z o.o.	(1 266)	1 121	-	-	(2 387)	(2 061)	(326)	1 326	1 260	66	21	-	21	60	37	-	-
23	Wibor Sp. z o.o.	405	3 300	-	-	(2 895)	(1 961)	(1 284)	1 891	1 241	543	437	-	437	2 296	2 253	-	-
24	Radio Pomoże Sp. z o.o.	(772)	20	-	-	(792)	(841)	(191)	1 150	932	195	203	-	203	378	1 039	-	-
25	Jamar Sp. z o.o.	14	50	-	-	(36)	(26)	(10)	-	-	-	7	-	7	14	-	-	-
26	Projekt Inwestycyjny Sp. z o.o.	15	50	-	-	(35)	(25)	(10)	-	-	-	7	-	7	15	-	-	-
27	Art Marketing Syndicate S.A.	45 306	9 797	-	31 274	4 235	(6 494)	10 729	67 016	20 000	30 744	20 136	8	20 128	112 322	142 694	-	-
28	Polskie Badania Internetu Sp. z o.o.	(68)	416	-	-	(484)	(387)	(97)	197	48	149	107	-	107	129	664	-	-
29	Aktis Media Sp. z o.o. (in bankruptcy)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30	Polskie Badania Reklamy Zewnętrznej Sp. z o.o. (in the process of liquidation)	(101)	150	-	3	(254)	(249)	(5)	101	-	101	-	-	-	-	-	-	-
31	Adpol sp. zo.o.	4 888	1 200	-	-	3 688	(2 386)	1 894	2 587	-	2 526	2 619	1	2 618	7 475	10 196	-	-
32	Akcent Media Sp. z o.o.	(1 002)	100	-	-	(1 102)	(1 324)	222	1 908	-	1 770	749	-	749	906	10 612	-	-
33	Media System Sp. z o.o.	615	750	-	-	(135)	(1 819)	(296)	1 274	-	808	352	-	352	1 889	2 445	-	-
34	Radio Klakson Sp. z o.o.	(2 766)	50	-	-	(2 816)	(2 216)	(615)	3 629	-	3 596	485	-	485	863	2 501	-	-
35	Bis Media Sp. z o.o.	(1 244)	1 000	-	-	(2 244)	(2 030)	(214)	1 814	1 504	243	283	-	283	570	1 711	-	-
36	Regionalne Przedsiębiorstwo Związkowe Sp z o.o.	(7 549)	50	-	504	(8 103)	(7 193)	(1 326)	8 253	7 670	342	335	-	335	704	1 263	-	-
37	Polskie Badania Outdooru Sp. z o.o.	151	150	-	-	1	-	1	140	-	140	156	-	156	291	515	-	-
38	Tres Sp. z o.o.	(538)	101	-	-	(639)	(3)	(636)	1 475	626	832	353	-	353	937	565	-	-
39	Lokalne Radio w Opolu Sp. z o.o.	29	50	-	-	(21)	-	(21)	2	-	2	-	-	-	31	-	-	-
40	Radio Lokalne Zielona Góra Sp. z o.o.	15	50	-	-	(35)	-	(35)	10	-	10	-	-	-	25	-	-	-

SHARES IN OTHER ENTITIES (INVESTMENTS)										
	a	b	c	d	e		f	g	h	i
					Share capital of a company :					
No.	Name of entity, legal form	Location	Activity	Book value of shares		- share capital	% of share capital	Share in the total number of votes on shareholders meeting	Value of shares unpaid by the Company	Dividends received or due for the last year
1	Others	-	-	94	-	-	less than 5% in each company	less than 5% in each company	-	-

Due to low value of other shares they are presented in total as others.

LONG-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS (BY CURRENCY)	31 December 2004	31 December 2003
a) in Polish currency	262 070	257 517
b) in foreign currency (per currency translated into PLN)	-	-
other currencies translated in thousand PLN	-	-
Total long-term securities, shares and financial assets	262 070	257 517

LONG-TERM SECURITIES, SHARES AND FINANCIAL ASSETS (BY LIQUIDITY)	31 December 2004	31 December 2003
A. Readily marketable securities, quoted on stock exchanges (balance-sheet value)	-	-
a) shares (balance-sheet value)	-	-
- value adjustments in the period	-	-
- value as at the beginning of the period	-	-
- purchase cost	-	-
b) bonds (balance-sheet value)	-	-
- value adjustments in the period	-	-
- value as at the beginning of the period	-	-
- purchase cost	-	-
c) other (balance-sheet value)	-	-
c1)	-	-
- value adjustments in the period	-	-
- value as at the beginning of the period	-	-
- purchase cost	-	-
B. Readily marketable securities, quoted on regulated, over-the counter-market (balance-sheet value)	-	-
a) shares (balance-sheet value)	-	-
- value adjustments in the period	-	-
- value as at the beginning of the period	-	-
- purchase cost	-	-
b) bonds (balance-sheet value)	-	-
- value adjustments in the period	-	-
- value as at the beginning of the period	-	-
- purchase cost	-	-
c) other (balance-sheet value)	-	-
c1)	-	-
- value adjustments in the period	-	-
- value as at the beginning of the period	-	-
- purchase cost	-	-

C. Readily marketable securities, not quoted on stock exchanges or regulated over-the-counter market (balance-sheet value)	-	-
a) shares (balance-sheet value)	-	-
- value adjustments in the period	-	-
- value as at the beginning of the period	-	-
- purchase cost	-	-
b) bonds (balance-sheet value)	-	-
- value adjustments in the period	-	-
- value as at the beginning of the period	-	-
- purchase cost	-	-
c) other (balance-sheet value)	-	-
c1)	-	-
- value adjustments in the period	-	-
- value as at the beginning of the period	-	-
- purchase cost	-	-
D. Securities with restricted marketability (balance-sheet value)	262 070	257 517
a) shares (balance-sheet value)	254 856	241 142
- value adjustments in the period	-	(11 619)
- value as at the beginning of the period	241 142	208 909
- purchase cost	273 256	259 543
b) bonds (balance-sheet value)	-	-
- value adjustments in the period	-	-
- value as at the beginning of the period	-	-
- purchase cost	-	-
c) other (balance-sheet value)	7 214	16 375
c1) additional capital contributions	5 787	7 591
- value adjustments in the period	-	(276)
- value as at the beginning of the period	7 591	4 744
- purchase cost	6 063	7 867
c2) other long-term financial assets	1 427	8 784
- value adjustments in the period	-	-
- value as at the beginning of the period	8 784	11 786
- purchase cost	1 427	8 784
Total purchase / acquisition cost	280 746	276 194
Total value as at the beginning of the period	257 517	225 439
Total valuation adjustments in the period	-	(11 895)
Total book value	**262 070**	**257 517**

LONG TERM LOANS GRANTED (BY CURRENCY)	31 December 2004	31 December 2003
a) in Polish currency	50 875	69 833
b) in foreign currency (per currency translated into PLN)	-	-
other currencies translated in thousand PLN	-	-
Total long-term loans granted	**50 875**	**69 833**

OTHER LONG TERM INVESTMENTS	31 December 2004	31 December 2003
-	-	-
Total other long term investments	-	-

CHANGE IN OTHER LONG TERM INVESTMENTS	31 December 2004	31 December 2003
a) balance as at the beginning of the period	-	-
b) additions	-	-
c) disposals	-	-
d) balance as at the end of the period	-	-

OTHER LONG TERM INVESTMENTS (BY CURRENCY)	31 December 2004	31 December 2003
a) in Polish currency	-	-
b) in foreign currency (per currency translated into PLN)	-	-
other currencies translated in thousand PLN	-	-
Total other long term investments	-	-

Note 5.

CHANGE IN DEFERRED TAX ASSETS	31 December 2004	31 December 2003
1. Deferred tax asset at beginning of period	**13 842**	**7 570**
a) posted to net result	13 842	7 570
- tax on accruals and liabilities	2 713	5 066
- tax on f/x differences	14	63
- tax on deferred revenues and adjustments to revenue	1 316	448
- tax on other provisions	288	399
- tax on impairment losses for tangible and intangible fixed assets	888	1 594
- tax loss	8 623	-
b) posted to equity	-	-
c) posted to goodwill or negative goodwill	-	-
2. Increases	**5 487**	**15 810**
a) posted to profit / loss for the period in connection with negative time differences:	5 487	3 555
- tax on accruals and liabilities	2 036	1 656
- tax on f/x differences	130	19
- tax on deferred revenues and adjustments to revenue	3 001	1 870
- tax on other provisions	-	10
- tax on impairment losses for tangible and intangible fixed assets	320	-
b) posted to profit / loss for the period in connection with tax loss	-	12 255
- tax loss	-	12 255
c) posted to equity in connection with negative time differences:	-	-
d) posted to equity in connection with tax loss	-	-
e) posted to goodwill or negative goodwill in connection with negative time differences:	-	-

AGORA SA SA-R 2004 in PLN thousand

3. Decreases	**(7 864)**	**(9 538)**
a) posted to profit / loss for the period in connection with negative time differences:	(3 482)	(9 538)
- tax on accruals and liabilities	(1 232)	(2 867)
- tax on f/x differences	(14)	(63)
- tax on deferred revenues and adjustments to revenue	(1 316)	(448)
- tax on other provisions	(35)	-
- tax on impairment losses for tangible and intangible fixed assets	(885)	(332)
- change of tax rate	-	(5 828)
b) posted to profit / loss for the period in connection with tax loss	(4 382)	-
- utilisation of tax loss	(4 382)	-
c) posted to equity in connection with negative time differences:	-	-
d) posted to equity in connection with a loss	-	-
e) posted to goodwill or negative goodwill in connection with negative time differences:	-	-
4. Total deferred tax asset at the end of period, including	**11 465**	**13 842**
a) posted to profit / loss	11 465	13 842
- tax on accruals and liabilities	3 517	2 713
- tax on f/x differences	130	14
- tax on deferred revenues and adjustments to revenue	3 001	1 316
- tax on other provisions	253	288
- tax on impairment losses for tangible and intangible fixed assets	323	888
- tax loss	4 241	8 623
b) posted to equity	-	-
c) posted to goodwill or negative goodwill	-	-

	negative timing differences	At 31.12.2004	At 31.12.2003	expiry date
1	Accruals and liabilities	18 511	14 280	after 2005
2	F/X differences	684	72	2005
3	Deferred revenue and adjustments to revenue	15 795	6 926	2005
4	Other provisions	1 332	1 513	after 2005
5	Impairement losses for tangible and intangible fixed assets	1 700	4 673	after 2005
6	Tax loss	22 321	45 387	2009
7	Other	0	-	
	Total	**60 343**	**72 851**	

OTHER PREPAID EXPENSES	**31 December 2004**	**31 December 2003**
a) prepaid expenses, including:	256	4
- import services	-	4
- technical service	256	-
b) other prepaid expenses, including:	-	-
Total other prepaid expenses	**256**	**4**

in PLN thousand

Note 6.

INVENTORY	31 December 2004	31 December 2003
a) Raw materials	12 162	11 016
b) Semi-products and work in progress	-	-
c) Finished products	-	-
d) Merchandise	2 345	110
e) Prepayments for inventory	132	86
Total inventory	**14 639**	**11 212**

Note 7.

CURRENT DEBTORS	31 December 2004	31 December 2003
a) from associated entities	4 378	7 665
- trade debtors due	4 341	7 377
- up to 12 months	4 341	7 377
- over 12 months	-	-
- other	37	288
- subject to legal proceedings	-	-
b) other entities	125 137	98 008
- trade debtors due	107 868	78 743
- up to 12 months	107 868	78 743
- over 12 months	-	-
- taxation, subsidy and social security debtors	5 994	8 049
- other	11 275	11 216
- subject to legal proceedings	-	-
Total net current debtors	129 515	105 673
c) Total impairment losses	28 349	30 852
Current debtors, gross value	**157 864**	**136 525**

CURRENT DEBTORS - ASSOCIATED COMPANIES	31 December 2004	31 December 2003
a) trade debtors due, including:	4 341	7 377
- from subsidiaries	3 319	5 242
- from co-owned subsidiaries	-	-
- from associated entities	1 022	2 135
- from major investor	-	-
- from parent company	-	-
b) other, including:	37	288
- from subsidiaries	33	284
- from co-owned subsidiaries	-	-
- from associated entities	4	4
- from major investor	-	-
- from parent company	-	-
c) subject to legal proceedings, including:	-	-
- from subsidiaries	-	-
- from co-owned subsidiaries	-	-
- from associated entities	-	-
- from major investor	-	-
- from parent company	-	-
Total net current debtors - related companies	4 378	7 665
d) Total impairment losses - related companies	16	620
Current debtors - related companies, gross value	**4 394**	**8 285**

6

CHANGE IN IMPAIRMENT LOSSES FOR CURRENT BAD DEBTS	31 December 2004	31 December 2003
a) Balance at the beginning of the year	30 852	36 842
b) Additions	9 941	9 465
- impairment loss for debts subject to legal proceedings	2 042	1 836
- impairment loss for outstanding interest	-	-
- impairment loss for doubtful debts	7 899	7 418
- reclassification of impairment loss for doubtful debts from long term part - provision for interests charged	-	211
b) decreases	(12 444)	(15 455)
- debts written-off	(2 548)	(3 432)
- penalty interest written-off	(4 341)	(6 131)
- repayment of debts	(5 315)	(5 876)
- repayment of debts - decrease of receivables relating to magazines purchase	-	(16)
-transfer of impairment losses from short term to long term	(240)	-
Debt provision closing balance	**28 349**	**30 852**

DEBTORS (BY CURRENCY)	31 December 2004	31 December 2003
a) in Polish currency	156 734	135 509
b) in foreign currency (per currency translated into PLN)	1 130	1 016
b1. unit/currency thousand/USD	81	26
thousand PLN	243	96
b2. unit/currency thousand/EUR	217	189
thousand PLN	885	891
other currencies translated in thousand PLN	2	29
Total current debtors	**157 864**	**136 525**

AGEING OF TRADE DEBTORS (NOMINAL VALUE) AS AT THE YEAR END	31 December 2004	31 December 2003
a) Due within 1 month	75 802	55 868
b) Due between 1 and 3 months	3 353	1 115
c) Due between 3 and 6 moths	234	146
d) Due between 6 months and 1 year	-	6
e) Due after 1 year	-	7
f) Overdue trade debtors	61 169	59 597
Total gross trade debtors	140 558	116 739
g) Impairment loss for trade debtors	(28 349)	(30 619)
Total net trade debtors	**112 209**	**86 120**

Usual payment terms for regular sales are:
- for advertisement 7 – 21 days,
- for newspapers and magazines 7 – 30 days.

AGEING OF OVERDUE TRADE DEBTORS (NOMINAL VALUE) AS AT THE YEAR END - UNSETTLED WITHIN:	31 December 2004	31 December 2003
a) 1 month	22 788	21 570
b) between 1 and 3 months	8 594	7 207
c) between 3 and 6 moths	4 131	2 565
d) between 6 months and 1 year	3 205	4 484
e) after 1 year	22 451	23 771
Total overdue trade debtors (nominal value)	61 169	59 597
f) Impairment loss for overdue trade debtors	(28 349)	(30 585)
Total net overdue trade debtors	**32 820**	**29 012**

in PLN thousand

Note 8.

Of the total receivables balance of PLN 157,864 thousand, overdue balances are:
- trade receivables balance of PLN 61,169 thousand, out of it PLN 32,820 thousand has not been provided for.

Ageing of the receivables includes also receivables at court.

Receivables at court amounted to PLN 2,913 thousand and were covered by full provision.

Receivables in dispute amount to PLN 3,257 thousand, out of it balance of PLN 7 thousand has not been provided for.

Adjustments to the value of receivables (bad debt provisions) amounting to PLN 28,349 thousand represent all doubtful debts and all debt overdue by more than 3 months, except for these subject to valid agreements with debtors, which set new due dates.

Comparative data for 2003:
Of the total receivables balance of PLN 136,525 thousand, overdue balances are:
- trade receivables balance of PLN 59,597 thousand, out of it PLN 29,012 thousand has not been provided for.

Ageing of the receivables includes also receivables at court.

Receivables at court amounted to PLN 3,508 thousand and were covered by full provision.

Receivables in dispute amount to PLN 4,869 thousand, out of it balance of PLN 1 thousand has not been provided for.

Adjustments to the value of receivables (bad debt provisions) amounting to PLN 30,619 thousand represent all doubtful debts and all debt overdue by more than 3 months, except for these subject to valid agreements with debtors, which set new due dates.
Impairment losses for other receivables amount to PLN 233 thousand.

Note 9.

SHORT TERM FINANCIAL ASSETS	31 December 2004	31 December 2003
a) in subsidiaries	17 124	652
- shares	-	-
- dividends	-	-
- debt securities	-	-
- other securities	-	-
- loans granted	17 124	619
- other short term financial assets	-	33
- acquired loans	-	33
b) in co-owned subsidiaries	-	-
- shares	-	-
- dividends	-	-
- debt securities	-	-
- other securities	-	-
- loans granted	-	-
- other short term financial assets	-	-
c) in associated companies	908	841
- shares	-	-
- dividends	-	-
- debt securities	-	-
- other securities	908	188
- commercial papers	908	188
- loans granted	-	653
- other short term financial assets	-	-
d) in major investor	-	-
- shares	-	-
- dividends	-	-
- debt securities	-	-
- other securities	-	-
- loans granted	-	-
- other short term financial assets	-	-

e) in parent company	-	-
- shares	-	-
- dividends	-	-
- debt securities	-	-
- other securities	-	-
- loans granted	-	-
- other short term financial assets	-	-
f) in other entities	138 859	40 040
- shares	-	-
- dividends	-	-
- debt securities	-	-
- other securities	138 859	39 573
- commercial papers	138 859	39 573
- investment funds certificates	-	-
-loans granted	-	-
-other short term financial assets	-	467
- embedded derivatives	-	467
g) cash and cash equivalents	54 536	37 776
- cash in hand and cash at bank	45 216	10 161
- other	9 320	27 615
- other monetary assets	-	-
Total short term financial assets	**211 427**	**79 309**

SHORT-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS (BY CURRENCY)	31 December 2004	31 December 2003
a) in Polish currency	139 767	40 261
b) in foreign currency (per currency translated into PLN)	-	-
other currencies translated in thousand PLN	-	-
Total short term securities, shares and financial assets	**139 767**	**40 261**

SHORT-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS (BY LIQUIDITY)	31 December 2004	31 December 2003
A. Readily marketable securities, quoted on stock exchanges (balance-sheet value)	-	-
a) shares (balance-sheet value)	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-
b) bonds (balance-sheet value)	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-
c) other (balance-sheet value)	-	-
c1)	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-

AGORA SA SA-R 2004 in PLN thousand

B. Readily marketable securities, quoted on regulated, over-the counter-market (balance-sheet value)	-	-
a) shares (balance-sheet value)	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-
b) bonds (balance-sheet value)	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-
c) other (balance-sheet value)	-	-
c1)	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-
C. Readily marketable securities, not quoted on stock exchanges or regulated over-the-counter market (balance-sheet value)	139 767	39 761
a) shares (balance-sheet value)	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-
b) bonds (balance-sheet value)	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-
c) other (balance-sheet value)	139 767	39 761
c1) commercial papers	908	188
- fair value	908	188
- market value	-	-
- purchase cost	874	187
c2) investment funds certificates	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-
c3) Treasury bonds	138 859	39 573
- fair value	138 859	39 573
- market value	-	-
- purchase cost	138 476	39 414
D. Securities with restricted marketability (balance-sheet value)	-	500
a) shares (balance-sheet value)	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-
b) bonds (balance-sheet value)	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-
c) other (balance-sheet value)	-	500
c1) receivables from acquired loans	-	33
- fair value	-	-
- market value	-	-
- purchase cost	-	33
c2) embedded derivative	-	467
- fair value	-	467
- market value	-	-
- purchase cost	-	-
Total purchase / acquisition cost	139 350	39 634
Total value as at the beginning of the period	40 261	1 217
Total valuation adjustments in the period	417	159
Total book value	**139 767**	**40 261**

SHORT TERM LOANS GRANTED (BY CURRENCY)	31 December 2004	31 December 2003
a) in Polish currency	17 124	1 272
b) in foreign currency (per currency translated into PLN)	-	-
other currencies translated in thousand PLN	-	-
Total short term loans granted	**17 124**	**1 272**

CASH AND EQUIVALENTS (BY CURRENCY)	31 December 2004	31 December 2003
a) in Polish currency	48 686	35 353
b) in foreign currency (per currency translated into PLN)	5 850	2 423
b1. unit/currency thousand/USD	384	392
thousand PLN	1 148	1 445
b2. unit/currency thousand/EUR	1 153	209
thousand PLN	4 702	970
other currencies translated in thousand PLN	-	8
Total cash and equivalents	**54 536**	**37 776**

OTHER SHORT TERM INVESTMENTS	31 December 2004	31 December 2003
-	-	-
Total other short term investments	**-**	**-**

OTHER SHORT TERM INVESTMENTS (BY CURRENCY)	31 December 2004	31 December 2003
a) in Polish currency	-	-
b) in foreign currency (per currency translated into PLN)	-	-
other currencies translated in thousand PLN	-	-
Total other short term investments	**-**	**-**

Note 10.

SHORT TERM PREPAID EXPENSES	31 December 2004	31 December 2003
a) prepaid expenses, including:	3 698	3 677
- insurance	152	124
- printing	1 165	920
- advertising	154	597
- import services	939	898
- subscription	34	24
- IT costs	203	212
- licences	694	512
- other	357	390
b) other prepaid expenses, including:	-	-
Total short term prepaid expenses	**3 698**	**3 677**

in PLN thousand

Note 11.

In 2004 the Company recognized impairment loss adjustments (provisions) of intangible assets and fixed assets in the amount of PLN 1,881 thousand.
In the current period the Company created value adjustments (provisions) amounting to PLN 66 thousand for inventory. The provisions in the amount of PLN 310 thousand have been reversed.

In the period from 1 January to 31 December 2004 the Company recognized impairment loss adjustments (provisions) for financial assets in the value of PLN 16,406 thousands, including:

- for loans granted to affiliated companies PLN 7,857 thousand,
- for interest accrued on loans granted PLN 8,549 thousand.

Impairment losses of the loans granted have been created because of bad economic standing of affiliated companies.

As described in Introduction to the financial statements it is Company policy to provide for doubtful and overdue debts, the impairment loss recognized as at 31 December 2004 amounted to PLN 28,349 thousand (see note 7).

Comparative information for 2003:
In 2003 the provision for impairement losses of intangible assets in the amount of PLN 16 thousand has been reversed. In the 2003 the Company created value adjustments (provisions) amounting to PLN 1,366 thousand for inventory (including PLN 888 thousand for promotional materials). The provisions in the amount of PLN 173 thousand have been reversed.

In the period from 1 January to 31 December 2003 the Company recognized impairment loss adjustments (provisions) for financial assets in the value of PLN 30,965 thousands, including:

- for loans granted to affiliated companies PLN 10,734 thousand,
- for value of shares in affiliated companies PLN 11,619 thousand,
- for value of additional capital contributions PLN 276 thousand,
- for interest accrued on loans granted PLN 8,305 thousand.

Impairment losses of the loans granted, shares and additional capital contributions have been created because of bad economic standing of affiliated companies.

As described in Introduction to the financial statements it is Company policy to provide for doubtful and overdue debts, the impairment loss recognized as at 31 December 2003 amounted to PLN 30,852 thousand (see note 7).

Note 12.

EQUITY								
Series/ issue	Type of shares	Type of preference	Type of restriction	Number of shares	Value of series/ issue in nominal value	Origin of capital	Registration date	Right to dividend (from date)
A	Registered	5 votes per share	none	4 281 600	4 282	conversion	1.04.98	1.01.97
B	ordinary and registered	none	none	39 108 900	39 109	conversion	1.04.98	1.01.97
C	Registered	5 votes per share	none	750 000	750	conversion	1.04.98	1.01.97
D	ordinary and registered	none	none	2 267 025	2 267	issued	29.03.99	1.01.98
E	ordinary	none	none	9 000 000	9 000	issued	29.03.99	1.01.98
F	ordinary	none	none	1 350 000	1 350	issued	29.03.99	1.01.98
				56 757 525				
Total number of shares					56 758			
Total equity								

AGORA SA SA-R 2004 in PLN thousand

Shareholders owning more than 5% of the shares as at 14 February 2005.

	Number of shares	Number of preference shares	% stake in share capital	Number of votes at AGM	% share in number of votes at AGM
Agora-Holding Sp. z o.o.	10 458 636	4 281 600	18,43%	27 585 036	36,40%
Cox Poland Investment, Inc.	5 668 450	750 000	9,99%	7 568 663	9,99%
Deutsche Bank Trust Company Americas	3 369 039		5,90%	3 369 039	4,40%

As at the day of publication of financial statements the Company has not received any notification about material changes in the amount of shares own by entities shown above.

Preference voting shares held by Agora Holding are of A series and carry in total 21,408,000 votes.
Preference voting shares held by Cox Poland Investments are of C series and carry in total 2,650,213 votes.
Deutsche Bank AG is a depositary bank for Agora's GDR program

Note 13.

OWN SHARES FOR SALE				
Amount	Purchase price	Book value	Purpose for purchasing	Purpose
-	-	-		

Note 14.

RESERVE CAPITAL	31 December 2004	31 December 2003
a) Share premium	353 646	353 646
b) Statutory reserves	-	-
c) Capital reserves established in accordance with the statue / (deed), in excess of legal requirements	626 708	619 284
d) Additional capital contributions from shareholders	1 038	1 038
e) Other	85	(222)
- from incorporation of City Magazine Sp. z o.o.	(1 040)	(1 040)
- other	1 125	818
Total reserve capital	981 477	973 746

As a result of incorporation of City Magazine Sp. z o.o. As at 31.10.2002, the reserve capital of Agora SA was decreased by PLN 1,040 thousand, representing the loss of the City Magazine.

Note 15.

REVALUATION RESERVE	31 December 2004	31 December 2003
a) from fixed assets revaluation	180	488
b) from profits / losses on valuation of financial instruments including:	-	-
- valuation of hedging assets	-	-
c) from deferred tax	-	-
d) foreign exchange differences on translation of foreign branches	-	-
e) other:	-	-
Revaluation reserve total	**180**	**488**

in PLN thousand

Note 16.

OTHER RESERVE CAPITAL (BY TYPE)	31 December 2004	31 December 2003
-	-	-
Total other reserve capital	-	-

Note 17.

NET PROFIT APPROPRIATIONS DURING THE YEAR:	31 December 2004	31 December 2003
-	-	-
Total net profit appropriations during the year	-	-

Note 18.

CHANGE IN DEFERRED TAX PROVISION	31 December 2004	31 December 2003
1. Deferred tax provision as at the beginning of the period, including:	42 249	47 947
a) posted to profit / loss	42 249	47 947
- tax on investment relief	10 352	15 806
- tax on a difference between tax and accounting depreciation	31 778	31 536
- tax on financial assets and liabilities	119	283
- tax on f/x differences	-	11
- other	-	311
b) posted to equity	-	-
c) posted to goodwill or negative goodwill	-	-
2. Increases	7 859	13 665
a) posted to profit / loss of the period resulting from positive time differences:	7 859	13 665
- tax on a difference between tax and accounting depreciation	7 497	13 622
- tax on financial assets and liabilities	79	43
- other	283	-
b) posted to equity in connection with positive time differences:	-	-
c) posted to goodwill or negative goodwill in connection with positive time differences:	-	-

AGORA SA SA-R 2004 in PLN thousand

3. Decreases	(1 257)	(19 363)
a) posted to profit / loss for the period in connection with positive time differences:	(1 168)	(19 363)
- tax on investment relief	(1 138)	(1 095)
- tax on financial assets and liabilities	(30)	(157)
- tax on f/x differences	-	(11)
- change of tax rate	-	(17 789)
- other	-	(311)
b) posted to equity in connection with positive time differences:	(89)	-
- derecognition of embedded derivatives	(89)	-
c) posted to goodwill or negative goodwill in connection with positive time differences:	-	-
4. Deferred tax provision balance at the end of a period	48 851	42 249
a) posted to net result	48 851	42 249
- tax on investment relief	9 214	10 352
- tax on a difference between tax and accounting depreciation	39 275	31 778
- tax on financial assets and liabilities	79	119
- other	283	-
b) posted to equity	-	-
c) posted to goodwill or negative goodwill	-	-
-	-	-

	positive timing differences	At 31.12.2004	At 31.12.2003	year when reverse
1	Depreciation of assets under the investment relief	48 495	54 483	2040
2	Difference between tax capital allowances and depreciation	206 711	167 252	2041
3	Financial assets and liabilities (revenues and costs accrued)	416	627	2005
4	Other	1 489	-	2005
	Total	**257 111**	**222 362**	

CHANGE IN A LONG TERM PROVISION FOR RETIREMENT PAY AND SIMILAR	**31 December 2004**	**31 December 2003**
a) opening balance:	1 491	1 442
- provision for retirement severances payments	1 491	1 442
b) increases:	-	49
- increase in a provision for retirement severances payments	-	49
c) utilisation:	-	-
d) release	(179)	-
- provision for retirement severances payments	(179)	-
e) closing balance	**1 312**	**1 491**
- provision for retirement severances payments	1 312	1 491

in PLN thousand

CHANGE IN A SHORT TERM PROVISION FOR RETIREMENT PAY AND SIMILAR	31 December 2004	31 December 2003
a) opening balance:	22	34
- provision for retirement severances payments	22	34
b) increases:	1	-
- provision for retirement severances payments	1	-
c) utilisation:	-	-
d) release	(3)	(12)
- provision for retirement severances payments	(3)	(12)
e) closing balance	**20**	**22**
- provision for retirement severances payments	20	22

CHANGE IN OTHER LONG TERM PROVISIONS	31 December 2004	31 December 2003
a) opening balance:	-	9 712
- for guarantees given for liabilities of Inforadio	-	9 712
b) increases:	-	-
c) utilisation:	-	-
d) release	-	(9 712)
- for guarantees given for liabilities of Inforadio	-	(2 739)
- reclassification of provision for guarantee relating to Inforadio Sp. z o.o. from long term to short term	-	(6 973)
e) closing balance	-	-
- provision for predicted losses	-	-
- provision for guarantees for liabilities of Inforadio	-	-

CHANGE IN OTHER SHORT TERM PROVISIONS	31 December 2004	31 December 2003
a) opening balance:	5 581	2
- provision for predicted losses	-	2
- for costs of group lay-offs	-	-
- provision for a guarantee for liabilities (Inforadio Sp. z o.o.)	5 581	-
b) increases:	7 772	6 973
- restructuring provision	7 763	-
- provision for a guarantee for liabilities (Inforadio Sp. z o.o.)	9	-
- reclassification of provision for guarantee relating to Inforadio Sp. z o.o. from long term to short term	-	6 973
c) utilisation:	(7 182)	(2)
- repayment	-	(2)
- restructuring provision	(7 182)	-
d) release	(5 590)	(1 392)
- provision for guarantees for liabilities of Inforadio	(5 590)	(1 392)
e) closing balance	**581**	**5 581**
- restructuring provision	581	-
- provision for guarantees for liabilities of Inforadio	-	5 581

Note 19.

LONG-TERM LIABILITIES	31 December 2004	31 December 2003
a) to subsidiaries	-	-
- bank and other loans	-	-
- from commercial papers issued	-	-
- other financial liabilities, including:	-	-
- finance leases	-	-
- other	-	-
b) to co-owned subsidiaries	-	-
- bank and other loans	-	-
- from commercial papers issued	-	-
- other financial liabilities, including:	-	-
- finance leases	-	-
- other	-	-
c) to associates	-	-
- loans	-	-
- from commercial papers issued	-	-
- other financial liabilities, including:	-	-
- finance leases	-	-
- other	-	-
d) to major investor	-	-
- bank and other loans	-	-
- from commercial papers issued	-	-
- other financial liabilities, including:	-	-
- finance leases	-	-
- other	-	-
e) to parent company	-	-
- bank and other loans	-	-
- from commercial papers issued	-	-
- other financial liabilities, including:	-	-
- finance leases	-	-
- other	-	-
f) to other	104 630	139 500
- bank and other loans	104 610	139 480
- from commercial papers issued	-	-
- other financial liabilities, including:	-	-
- foreign exchange risk hedging transactions	-	-
- finance leases	-	-
- other	20	20
- deposits	20	20
Total long term liabilities	**104 630**	**139 500**

AGEING OF LONG TERM LIABILITIES	31 December 2004	31 December 2003
a) between 1 and 3 years	69 740	69 740
b) between 3 and 5 years	34 870	69 740
c) after 5 years	20	20
Total long-term liabilities	**104 630**	**139 500**

LONG-TERM LIABILITIES (BY CURRENCY)	31 December 2004	31 December 2003
a) long-term liabilities in Polish currency	104 630	139 500
b) long-term liabilities in foreign currency (per currency translated into PLN)	-	-
other currencies translated in thousand PLN	-	-
Total long-term liabilities	104 630	139 500

LONG TERM LIABILITIES FROM LOANS

Name of an entity and its legal status	Location	Amount of loan according to the agreement		Amount of outstanding loan		Interest terms	Due date	Pledges	Other
		PLN	currency	PLN	currency				
Bank Polska Kasa Opieki SA	Warszawa, ul.Grzybowska 53/57	104 610	PLN	104 610	PLN	WIBOR 1M / 3M plus bank's commision	quarterly from 31.03.2006 till 31.12.2008	guarantee of Agora Poligrafia Sp. z o.o., pledges on fixed assets and insurance policies, pledges on company's bank accounts, pledges on trademarks or future trademarks relating to Agora's magazines, transfer of copyrights and transfer of rights from selected agreements relating to magazines	

As at 31 December 2004 the amount drawn was PLN 139,480 thousand (of which PLN 34,870 thousand presented as short term) out of loan facility of PLN 500 million long-term bank loan from Bank PEKAO SA, on the basis of a credit agreement dated 5 April 2002. The loan available amounts to PLN 360,520 thousand. The collaterals for the loan are among others, pledges on the Group's fixed assets, detailed information on the pledges is included in a note 2.

SHORT TERM LIABILITIES BY ISSUED DEBENTURE STOCK

Debenture stock by kind	Face value	Interest terms	Redemption date	Guarantees / pledges	Other rights	0	Other

in PLN thousand

Note 20.

SHORT-TERM LIABILITIES	31 December 2004	31 December 2003
a) to subsidiaries	10 859	8 864
- bank and other loans, including:	-	-
- long-term payable	-	-
- from commercial papers issued	-	-
- dividends payable	-	-
- other financial liabilities, including:	-	-
- trade payables, due within:	9 339	7 672
- 12 months	9 339	7 672
- more than 12 months	-	-
- prepayments received	-	-
- bills of exchange payable	-	-
- other:	1 520	1 192
- social fund	1 485	1 156
- other	35	36
b) to co-owned subsidiaries	-	-
- bank and other loans, including:	-	-
- long-term payable	-	-
- from commercial papers issued	-	-
- dividends payable	-	-
- other financial liabilities, including:	-	-
- trade payables, due within:	-	-
- 12 months	-	-
- more than 12 months	-	-
- prepayments received	-	-
- bills of exchange payable	-	-
- other:	-	-
c) to associates	801	523
- bank and other loans, including:	-	-
- long-term payable	-	-
- from commercial papers issued	-	-
- dividends payable	-	-
- other financial liabilities, including:	-	-
- trade payables, due within:	643	419
- 12 months	643	419
- more than 12 months	-	-
- prepayments received	-	-
- bills of exchange payable	-	-
- other:	158	104
- social fund	158	104
d) to major investor	-	-
- bank and other loans, including:	-	-
- long-term payable	-	-
- from commercial papers issued	-	-
- dividends payable	-	-
- other financial liabilities, including:	-	-
- trade payables, due within:	-	-
- 12 months	-	-
- more than 12 months	-	-
- prepayments received	-	-
- bills of exchange payable	-	-
- other:	-	-
e) to parent company	-	-
- bank and other loans, including:	-	-
- long-term payable	-	-
- from commercial papers issued	-	-
- dividends payable	-	-
- other financial liabilities, including:	-	-
- trade payables, due within:	-	-
- 12 months	-	-
- more than 12 months	-	-
- prepayments received	-	-
- bills of exchange payable	-	-
- other:	-	-

f) to other	81 102	43 883
- bank and other loans, including:	34 870	-
- long-term payable	34 870	-
- from commercial papers issued	-	-
- dividends payable	-	-
- other financial liabilities, including:	-	-
- trade payables, due within:	34 567	33 879
- 12 months	34 567	33 610
- more than 12 months	-	269
- prepayments received	-	-
- bills of exchange payable	-	-
- taxes, social security, insurance and other similar	11 190	8 882
- payroll	85	232
- other:	390	890
- payable to employees	103	143
- from foreign currency options	-	-
g) special funds	14 097	12 257
- social fund	14 097	12 257
Total short-term liabilities	**106 859**	**65 527**

SHORT-TERM LIABILITIES (BY CURRENCY)	31 December 2004	31 December 2003
a) in Polish currency	100 978	59 766
b) in foreign currency (per currency translated into PLN)	5 881	5 761
b1. unit/currency thousand/USD	495	328
thousand PLN	1 479	1 226
b2. unit/currency thousand/EUR	1 077	950
thousand PLN	4 395	4 483
other currencies translated in thousand PLN	7	52
Total short-term liabilities	**106 859**	**65 527**

SHORT TERM LIABILITIES FROM LOANS

Name of an entity and its legal status	Location	Amount of loan according to the agreement		Amount of outstanding loan		Interest terms	Due date	Pledges	Other
		PLN	currency	PLN	currency				
Bank Polska Kasa Opieki SA	Warszawa, ul.Grzybowska 53/57	34 870	PLN	34 870	PLN	WIBOR 1M / 3M plus bank's commision	quarterly from 31.03.2005 till 31.12.2005	guarantee of Agora Poligrafia Sp. z o.o., pledges on fixed assets and insurance policies, pledges on company's bank accounts, pledges on trademarks or future trademarks relating to Agora's magazines, transfer of copyrights and transfer of rights from selected agreements relating to magazines	

LIABILITIES RELATING TO SHORT-TERM DEBT SECURITIES

Debenture stock by kind	Face value	Interest terms	Redemption date	Guarantees / pledges	Other rights	Other
...						

in PLN thousand

Note 21.

CHANGE IN NEGATIVE GOODWILL	31 December 2004	31 December 2003
Opening balance	-	-
a) increases:	-	-
b) decreases:	-	-
- write-off	-	-
Closing balance of negative goodwill	-	-

OTHER ACCRUED EXPENSES	31 December 2004	31 December 2003
a) accrued expenses, including:	19 638	14 527
- long-term:	-	-
- short-term:	19 638	14 527
- holiday pay accrual	7 793	8 358
- accrual for employee incentive plan	4 232	3 740
- for salaries	2 177	1 016
- uninvoiced deliveries and services	5 436	1 413
b) deferred income	5 944	6 116
- long-term:	1	1
- prepayments received for advertisements	1	1
- short-term:	5 943	6 115
- prepayments for advertisements and subscriptions	4 502	4 469
- court costs to be recovered	1 256	1 272
- other	185	374
Total accrued expenses	**25 582**	**20 643**

Note 22.

Net book value per share figure was calculated by dividing the equity at the balance sheet date by the number of shares outstanding at the balance sheet date.
Since Agora does not plan to issue new shares the diluted net book value per share is equal to the net book value per share figure.

in PLN thousand

EXPLANATORY NOTES TO OFF-BALANCE SHEET ITEMS

Note 23.

CONTINGENT RECEIVABLES FROM RELATED ENTITIES:	31 December 2004	31 December 2003
a) received guarantees, including:	-	-
- from subsidiaries	-	-
- from joint-ventures	-	-
- from associates	-	-
- from major investor	-	-
- from a parent company	-	-
b) other:	-	-
- from subsidiaries	-	-
- from joint-ventures	-	-
- from associates	-	-
- from major investor	-	-
- from a parent company	-	-
Total contingent receivables from related entities:	-	-

CONTINGENT LIABILITIES TO RELATED ENTITIES:	31 December 2004	31 December 2003
a) given guarantees, including:	1 450	1 523
- to subsidiaries	-	-
- to co-owned subsidiaries	-	-
- to associates	1 450	1 523
- to major investor	-	-
- from a parent company	-	-
b) other:	-	-
- to subsidiaries	-	-
- to co-owned subsidiaries	-	-
- to associates	-	-
- to major investor	-	-
- to a parent company	-	-
Total contingent liabilities to related entities:	**1 450**	**1 523**

Additional information about guarantees given not disclosed above (as they were provided for) is presented in the additional explanatory note no 2.

AGORA SA SA-R 2004 in PLN thousand

EXPLANATORY NOTES TO INCOME STATEMENT

Note 24.

NET SALES OF FINISHED PRODUCTS (BY TYPE OF PRODUCTS)	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
- sale of advertising	514 415	467 152
- including to related entities	2 135	911
- sale of publications	237 941	226 390
- including to related entities	1	-
- other sales	64 614	51 685
- including to related entities	24 085	22 823
Total net sales of finished products	**816 970**	**745 227**
- including to related entities	**26 221**	**23 734**

NET SALES OF FINISHED PRODUCTS (BY GEOGRAPHIC AREA)	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a. Domestic sales	816 866	744 844
- including to related entities	26 221	23 734
b. Export sales	104	383
- including to related entities	-	-
Total net sales of finished products	816 970	745 227
- including to related entities	26 221	23 734

Note 25.

NET SALES OF MERCHANDISE AND MATERIALS (BY TYPE OF ACTIVITY)	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
- sales of materials	2 582	3 252
- including to related entities	288	1 380
- sales of meals and merchandise	3 516	3 879
- including to related entities	-	-
- sales of merchandise	58 435	115
- including to related entities	-	-
Total net sales of merchandise and materials	**64 533**	**7 246**
- including to related entities	288	1 380

NET SALES OF MERCHANDISE AND MATERIALS (BY GEOGRAPHIC AREA)	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a. Domestic sales	64 533	7 246
- including to related entities	288	1 380
b. Export sales	-	-
- including to related entities	-	-
Total net sales of finished products	**64 533**	**7 246**
- including to related entities	288	1 380

in PLN thousand

Note 26.

COST BY TYPE OF EXPENDITURE	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) depreciation and amortisation	87 032	100 189
b) materials and energy	136 263	139 638
c) external services	194 486	189 437
d) taxes and charges	7 800	6 183
e) payroll	158 207	161 970
f) social security and other employee benefits	31 835	30 503
g) other costs:	139 333	112 526
- advertising and representation	128 899	102 648
- business travel	3 232	2 990
- publishing licences	4 733	4 331
- insurance	1 099	1 164
- car allowances	839	890
- other	531	503
Total cost by type of expenditure	**754 956**	**740 446**
Changes in stock and prepaid and accrued expenses	-	-
Cost of production for in-house use	(1 094)	(1 481)
Selling costs (negative number)	(196 622)	(171 206)
Administrative and general expenses (negative number)	(93 426)	(99 285)
Cost of products sold	***463 814***	***468 474***

Note 27.

OTHER OPERATING INCOME	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) reversal of provisions and impairment losses	5 140	5 510
- payment of debts provided for	4 830	5 337
- reversal of impairment losses for inventory	310	173
b) other, including:	2 611	1 204
- donations obtained	1 558	174
- received contractual fines	-	-
- court fees returned	179	180
- liabilities written - off	197	164
- *written - off debts repaid*	*168*	*263*
- sundry income on taxes	35	41
- other	474	382
Total other operating income	**7 751**	**6 714**

Note 28.

OTHER OPERATING EXPENSES	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) provisions set for:	-	-
b) other, including:	14 295	5 411
- donations and related VAT	886	1 094
- receivables written-off	1 520	1 990
- legal charges and suit costs	460	229
- membership fees	292	292
- unplanned depreciation	124	70
- goodwill amortisation	470	615
- restructuring costs - write-off of goodwill on City Magazine	2 020	-
- restructuring costs	8 018	-
Total other operating expenses	**14 295**	**5 411**

in PLN thousand

Unplanned revaluation charges amounting to PLN 124 thousand reflect liquidation of fixed assets.

Impairment losses, which adjust value of the non-monetary assets, amounting to PLN 9,769 thousand, were recognized for:
- PLN 7,822 thousand – for overdue debts – following Company's policy to provide for debts outstanding for more than 3 months,
- PLN 66 thousand – for inventory
- PLN 1,881 thousand – for anticipated liquidation of intangible fixed assets and fixed assets

Comparative information for 2003:
Unplanned revaluation charges amounting to PLN 70 thousand reflect liquidation of fixed assets.

Impairment losses, which adjust value of the non-monetary assets, amounting to PLN 7,465 thousand, were recognized for:
- PLN 6,115 thousand – for overdue debts – following Company's policy to provide for debts outstanding for more than 3 months,
- PLN 1,366 thousand – for inventory ,including PLN 888 thousand for promotional materials,
- PLN 16 thousand – for anticipated liquidation of intangible fixed assets,

Note 29.

FINANCIAL INCOME FROM DIVIDENDS AND SHARE IN PROFITS	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) from related entities, including:	2 059	17 028
- from subsidiaries	2 059	17 028
- from joint-ventures	-	-
- from associates	-	-
- from major investor	-	-
- from a parent company	-	-
b) from other entities	-	-
Total financial income from dividends and share in profits	**2 059**	**17 028**

INTEREST FINANCIAL INCOME	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) on loans granted	8 548	8 294
- from related entities, including:	7 980	7 727
- from subsidiaries	5 507	5 186
- from co-owned subsidiaries	-	-
- from associates	2 473	2 541
- from major investor	-	-
- from a parent company	-	-
- from other entities	568	567
b) other interest	4 613	4 785
- from related entities, including:	26	29
- from subsidiaries	26	29
- from co-owned subsidiaries	-	-
- from associates	-	-
- from major investor	-	-
- from a parent company	-	-
- from other entities	4 587	4 756
Total interest financial income	**13 161**	**13 079**

in PLN thousand

OTHER FINANCIAL INCOME	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) foreign exchange gains	-	-
- realised	-	-
- unrealised	-	-
b) released provisions:	6 075	4 669
- paid penalty interest charged to customers	485	538
- released provision for guarantees to Inforadio	5 590	4 131
c) other, including:	8	16
- income on sold receivables	-	-
Total other financial income	6 083	4 685

Note 30.

INTEREST FINANCIAL COSTS	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) on bank credits and loans	9 016	8 772
- from related entities, including:	-	-
- from subsidiaries	-	-
- from co-owned subsidiaries	-	-
- from associates	-	-
- from major investor	-	-
- from a parent company	-	-
- from other entities	9 016	8 772
b) other interest	19	110
- from related entities, including:	-	-
- from subsidiaries	-	-
- from co-owned subsidiaries	-	-
- from associates	-	-
- from major investor	-	-
- from a parent company	-	-
- from other entities	19	110
Total interest financial costs	**9 035**	**8 882**

OTHER FINANCIAL COSTS	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) foreign exchange losses	503	1 771
- realised	(125)	1 549
- unrealised	628	222
b) provisions set up:	2 147	3 137
- for interest charged	2 138	3 137
- for guarantees given to Inforadio	9	-
c) other, including:	473	872
- bank loan fees	153	505
- other (advance payment for shares written - off)	320	-
Total other financial costs	**3 123**	**5 780**

Note 31.

in PLN thousand

Note 32.

EXTRAORDINARY GAINS	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) random effects	-	28
b) other:	-	-
Total extraordinary gains	-	28

Note 33.

EXTRAORDINARY LOSSES	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) random effects	-	2
b) other:	-	-
Total extraordinary losses	-	2

Note 34.

CURRENT CORPORATE INCOME TAX	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
1. Gross profit (loss)	*66 619*	*(4 169)*
2. Differences between gross profit (loss) and taxable income	(51 757)	(41 218)
- permanent differences between gross profit (loss) and taxable income	(4 654)	4 052
- non deductible depreciation and amortisation	2 411	592
- dividends	(2 059)	(17 028)
- non deductible impairment losses for bed debts	15 142	(1 683)
- non deductible impairment losses for other assets	8 574	28 367
- non taxable reversal of impairment losses for bad debts	(4 473)	(5 276)
- non taxable reversal of provisions and impairment losses for other assets	(5 590)	(4 131)
- other non deductible costs	5 385	2 451
- deductible costs	(19 232)	-
- other non taxable revenues	(9 402)	-
- other	4 590	760
- timing differences between gross profit (loss) and taxable income	**(47 103)**	**(45 270)**
- utilisation of investment relief	5 988	4 063
- difference between tax and accounting depreciation	(39 459)	(56 147)
- accruals	2 742	565
- financial revenues and costs	(258)	407
- f/x differences	616	(120)
- deferred revenues and adjustments to revenues	8 868	5 266
- other provisions	(181)	37
- impairement losses for tangible and intangible fixed assets	(3 095)	-
- utilisation of tax losses	(22 324)	-
- other	-	659
3. Tax base	14 862	(45 387)
4. Corporate income tax at 19%	2 824	-
5. Increase, abandonment, exemption, deduction and reduction of tax	(574)	-
6. Corporate income tax payable, including:	2 250	-
- current tax expense	2 250	-
- tax on items that increased or decreased equity	-	-
- tax on items that increased or decreased goodwill or negative goodwill	-	-

in PLN thousand

DEFERRED INCOME TAX REPORTED IN INCOME STATEMENT	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
- decrease (increase) due to increasing and reversing of timing differences	(9 067)	10
- decrease (increase) due to change in tax rates	-	11 961
- decrease (increase) due to tax loss, tax relief or timing difference that were not accounted for in previous periods	-	-
- decrease (increase) due to writing-off of deferred tax assets or no prospects for utilisation of provision for deferred tax	-	-
- other deferred tax items:	-	-
Total deferred income tax	(9 067)	11 971

TOTAL AMOUNT OF DEFERRED INCOME TAX	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
- taken to equity	-	-
- taken to goodwill or negative goodwill	-	-

INCOME TAX REPORTED IN INCOME STATEMENT RELATING TO:	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
- discontinued activities	-	-
- result on extraordinary items	-	-

Note 35.

OTHER OBLIGATORY REDUCTIONS OF PROFIT (LOSS), DUE TO:	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
-	-	-
Total other obligatory reductions of profit (loss)	-	-

Note 36.

SHARE IN NET PROFITS (LOSSES) OF RELATED ENTITIES VALUED USING THE EQUITY METHOD, INCLUDING:	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
- goodwill write-off	-	-
- negative goodwill write-off	-	-
- write-off of net assets revaluation difference	-	-

Note 37.

Distribution of profits:
Annual Shareholders Meeting of Agora SA on the 24 June 2004 decided to distribute the 2003 profit of PLN 7,801,792.66 as follows:
- PLN 378,590.76 to cover the loss resulting change in accounting policy being the derecognition of embedded derivatives,
- the remaining PLN 7,423,201.90 to retained earnings.

The Board of Agora SA will make a decision on the distribution of profit for the current financial year later.

in PLN thousand

Note 38.

Calculation of earnings per share and diluted earnings per share:
Earnings per share is calculated as net profit for the previous 12 months divided by the weighted average number of shares with the rights to receive dividends.

EXPLANATORY NOTES TO CASH FLOW STATEMENT

THE STRUCTURE OF CASH IN THE STATEMENT OF CASH FLOW	31 December 2004	31 December 2003
Cash on hand	8	161
Cash at bank	45 208	10 000
Bank deposits	9 240	27 444
Bills of exchange, cheques received	4	8
Cash in transit	76	163
Short term monetary assets	-	-
Total cash	54 536	37 776

Explanatory notes to cash flow statement

1. Change in receivables:	
change in opening and closing balance sheet balances	(23 842)
debt to shares swap	(36)
transfer from long term to short term loans	16 282
receivables to loan swap	(4 328)
loans repaid (granted as long term)	(506)
change in opening and closing balances of short term loans and long term receivables	(15 761)
other	1
Amount per cash flow statement	**(28 190)**
2. Change in payables	
change in opening and closing balances of short term liabilities (without loans)	6 462
investment payables	(664)
other	35
Amount per cash flow statement	**5 833**
3. Change in accruals and prepayments	
change in opening and closing balance of prepayments	2 104
change in opening and closing balance of accruals	4 939
other	(1)
Amount per cash flow statement	**7 042**

AGORA SA SA-R 2004 in PLN thousand

4. Purchase of intangible and tangible fixed assets

change in opening and closing balance of intangibles	5 366
change in opening and closing balance of tangibles	69 709
current year's depreciation	(87 032)
provision for intangibles and tangibles	(1 881)
net book value of fixed assets disposed of	(424)
investment payables	664
adjustment for City Magazine goodwill written off	(2 020)
goodwill amortisation	(470)
other	(1)
Amount per cash flow statement	**(16 089)**

5. Financial assets purchases

change in opening and closing balance of long term financial assets	14 405
change in opening and closing balance of short term financial assets (excluding cash)	(115 825)
difference in balances of loans (transferred to receivables)	15 819
loans to shares swap	36
transfer from long term to short term loans	(16 282)
revaluation of long term loans	(845)
impairment loss for financial fixed assets	(7 857)
result on sales of securities and f/x differences	3 581
loans repaid	(10 457)
net book value of KKK FM SA shares disposed of	(119)
clearing of a prepayment for purchase of shares in a radio station	(650)
interest on short term securities	(3 365)
receivables to loan swap	4 328
other	30
Amount per cash flow statement	**(117 201)**

6. "Other adjustments" to cash flows from operating activities

bank credit fees	118
revaluation of short term investments in the current period	(417)
other	(2)
Amount per cash flow statement	**(301)**

7. Other investment inflows

clearing of a prepayment for purchase of shares in a radio station	330
Amount per cash flow statement	**330**

8. Other financing expenditure

bank credit fees	(152)
Amount per cash flow statement	**(152)**

ADDITIONAL EXPLANATORY NOTES

1. Financial instruments

1.1 Financial instruments movement by group, PLN thousands

For the period from 1 January to 31 December 2004 PLN thousands

	opening balance	increases	decreases	closing balance
- held for trading financial assets				
embedded derivatives	467	-	467	-
- held for trading financial liabilities	-	-	-	-
- loans given and receivables originated by the Company				
loans granted	71,139	15,939	19,079	67,999
short term securities buy sell back	39,573	1,498,924	1,399,638	138,859
other receivables	284	-	284	-
bank deposits*	27,444	12,622,117	12,640,321	9,240
- held-to-maturity financial assets	-	-	-	-
- financial assets available for sale:				
securities	188	908	188	908

*do not include bank deposits placed by Company's Social Fund

Bank loans taken by the Company are described in note 19 to the financial statements.

For the period from 1 January to 31 December 2003 PLN thousands

	opening balance	increases	decreases	closing balance
- held for trading financial assets				
embedded derivatives	1,033	-	566	467
- held for trading financial liabilities	-	-	-	-
- loans given and receivables originated by the Company				
loans granted	82,445	34,431	45,737	71,139
short term securities buy sell back	-	1,096,865	1,057,292	39,573
other receivables	284	-	-	284
bank deposits*	17,803	3,918,565	3,908,924	27,444
- held-to-maturity financial assets	-	-	-	-
- financial assets available for sale:				
securities	184	15,798	15,794	188

*do not include bank deposits placed by Company's Social Fund

Comments on changes (increases and decreases):

- bank deposits and securities – movements reflect ordinary investing activities,
- loans - movements reflect respectively granting and providing as well as paying back the loans (mainly radio companies).

in PLN thousands

1.2.1. As at 31 December 2004 the Company held the following financial instruments:

	bank deposits	securities	commercial papers	loans granted to related entities
a) nature of the instrument, quantity	short-term low risk or risk free investments; total deposits PLN 9,240 th.	short-term low risk or risk free investments up to 3 months; treasury bills of balance sheet values – PLN 138,859 th.	2 commercial papers of an associate Jan Babczyszyn Radio Jazz FM Sp. z o.o. each at PLN 100 th., balance sheet value of PLN 186 th., 737 commercial papers of an associate Biuro Obslugi Radiowej Sp. z o.o., each at PLN 1 th., balance sheet value of PLN 722 th.	73 long-term and short-term loans granted to group companies. Balance sheet value of PLN 67,999 th.
b) purpose of the instrument,	investing of cash surpluses	investing of cash surpluses	short term financing of the associate company	mainly financing for related companies
c) underlying amount	total deposits PLN 9,240 th.	total value of papers PLN 138,859 th.	face value PLN 937 th.	face value of a loan
d) amount and timing of a future payments	interest depending on maturity	interest depending on maturity	discount of PLN 29 th.	interest depending on maturity date
e) Date of setting process, maturity or expiration or execution date	liquid, up to 3 months	liquid, up to 3 months or at certain date agreed with the bank (buy sell back transactions) with possibility of early execution	to be repurchased: - on 02.12.2005 purchase cost PLN 185 th. - on 22.04.2005 purchase cost PLN 690 th.	according to agreements
f) possibility to close before maturity	any time by closing of a deposit	any time by selling security and at agreed date for buy sell back transactions, with possibility of early execution	any time by repurchasing by associate company	by terminating, if borrower does not follow the contract, e.g. late payments.
g) execution price	face value plus interest	face value plus interest	PLN 937 th.	face value plus interest
h) possibility to exchange for another asset or liability	none	none	none	none
i) agreed rate or amount of interest, dividend or other income, and payment date	floating, WIBOR + premium or at bank's rate payment date – maturity of deposit	acc. to the valuation of the investment fund share; floating, WIBOR + premium or at bank's rate payment date – maturity of investment	return of : Radio Jazz Sp. z o.o. 8.22%, BOR Sp. z o.o. 6.86% payment date – maturity of investment	most often WIBOR+premium, constant or floating rate payment date – in instalments according to the agreements or at the maturity date
j) additional collateral accepted or received	none	none	none	majority of loans without collaterals, for others bills of exchange

	bank deposits	securities	commercial papers	loans granted to related entities
k) above information for the derivative the instrument can be exchanged for	not applicable	not applicable	not applicable	not applicable
l) other conditions	none	none	none	none
m) type of risk associated with the instrument e.g. interest rate risk	interest rate risk and credit risk of a financial institution	interest rate risk and credit risk of a financial institution	credit risk of Jan Babczyszyn Radio Jazz FM Sp. z o.o. and Biuro Obslugi Radiowej Sp. z o.o.	interest rate risk and credit risk
n) amount of the existing liabilities from the instruments	PLN 0	PLN 0	PLN 0	PLN 0

Interest rate risk

o) interest rate risk description	low risk – floating interest rate	low risk – floating interest rate	none	low risk – floating interest rate
p) early repurchase or valuation according to the contract	possible	fixed dates for available for sale securities, early repurchase possible for buy sell back transactions	fixed dates for available for sale securities	none
r) effective interest rate	effective interest rate close to nominal interest rate	effective interest rate close to nominal interest rate	effective interest rate close to nominal interest rate	effective interest rate close to nominal interest rate

Credit risk

s) credit risk description	Depending on creditworthiness of the bank *	Depending on creditworthiness of the financial institution *	Depending on creditworthiness of the associate	Depending on creditworthiness of the related parties
t) maximum amount of exposure	amount deposited less amount from BFG	amount deposited – PLN 138,859 th.	PLN 908 th.	net amount granted – PLN 67,999 th.

* cash equivalents are placed with high credit quality financial institutions

in PLN thousands

As at 31 December 2003 the Company held the following financial instruments:

	bank deposits	securities	commercial papers	loans granted to related entities	embedded financial derivatives
a) nature of the instrument, quantity	short-term low risk or risk free investments; total deposits PLN 27,444 th.	short-term low risk or risk free investments up to 3 months; treasury bills of balance sheet values– PLN 39,573 th.,	2 commercial papers at PLN 100 th. each. of an associate Jan Babczyszyn Radio Jazz FM Sp. z o.o. Balance sheet value of PLN 188 th.	286 long-term and short-term loans granted to group companies. Balance sheet value of PLN 71,139 th.	material embedded financial derivatives hosted in agreements of supply of services and goods. Balance sheet value of PLN 467 th.
b) purpose of the instrument,	investing of cash surpluses	investing of cash surpluses	short term financing of the associate company	mainly financing of related companies	instruments are hosted in main contract sign in regular operational activities
c) underlying amount	total deposits PLN 27,444 thousand	total value of papers PLN 39,573 th.	face value PLN 200 th.	face value of a loan	total future payments of the host contracts
d) amount and timing of a future payments	interest depending on maturity	interest depending on maturity	discount of PLN 12 th.	interest depending on maturity date	total future payments are ruled by the host contracts
e) Date of setting process, maturity or expiration or execution date	liquid, up to 3 months	liquid, up to 3 months or at certain date agreed with the bank (buy sell back transactions) with possibility of early execution	to be repurchased on 19.12.2004 purchase cost PLN 188 th.	according to agreements	the host contracts provide future payments up to 2012 valuation as described in accounting policies
f) possibility to close before maturity	any time by closing of a deposit	any time by selling security and at agreed date for buy sell back transactions, with possibility of early execution	any time by repurchasing by Radio Jazz Sp. z o.o	by terminating, if borrower does not follow the contract, e.g. late payments.	only by cancelling or amending the host contract
g) execution price	face value plus interest	face value plus interest	PLN 200 th.	face value plus interest	depends on future f/x rates – USD or EUR
h) possibility to exchange for another asset or liability	none	none	none	none	none
i) agreed rate or amount of interest, dividend or other income, and payment date	floating, WIBOR + premium or at bank's rate payment date – maturity of deposit	acc. to the valuation of the investment fund share; floating, WIBOR + premium or at bank's rate payment date – maturity of investment	return of 7% payment date – maturity of investment	most often WIBOR+premium, constant or floating rate payment date – in instalments according to the agreements or at the maturity date	n/a due to the nature of the embedded instruments
j) additional collateral accepted or received	none	none	none	majority of loans without collaterals, for others bills of exchange	none

	bank deposits	securities	commercial papers	loans granted to related entities	embedded financial
k) above information for the derivative the instrument can be exchanged for	not applicable	not applicable	not applicable	not applicable	not applicable
l) other conditions	none	none	none	none	none
m) type of risk associated with the instrument e.g. interest rate risk	interest rate risk and credit risk of a financial institution	interest rate risk and credit risk of a financial institution	credit risk of Jan Babczyszyn Radio Jazz FM Sp. z o.o.	interest rate risk and credit risk	f/x risk
n) amount of the existing liabilities from the instruments	PLN 0	PLN 0	PLN 0	PLN 0	PLN 0

Interest rate risk

o) interest rate risk description	low risk – floating interest rate	low risk – floating interest rate	none	low risk – floating interest rate	none
p) early repurchase or valuation according to the contract	possible	fixed dates for available for sale securities, early repurchase possible for buy sell back transactions	fixed dates for available for sale securities	none	none
r) effective interest rate	effective interest rate close to nominal interest rate	effective interest rate close to nominal interest rate	effective interest rate close to nominal interest rate	effective interest rate close to nominal interest rate	none

Credit risk

s) credit risk description	Depending on creditworthiness of the bank *	Depending on creditworthiness of the financial institution *	Depending on creditworthiness of the associate	Depending on creditworthiness of the related parties	none
t) maximum amount of exposure	amount deposited less amount from BFG	amount deposited – PLN 39,573 th.	PLN 188 th.	net amount granted – PLN 71,139 th.	none

* cash equivalents are placed with high credit quality financial institutions

b) Fair value of securities is estimated at their face value increased by an interest accrued to the balance sheet date. Loans granted and deposits are valued at the amortised cost less impairment losses recognised.
For all interest accrued on impaired loans granted full impairment losses are immediately recognised.

c) Adjustments to the fair value of financial instruments are posted to financial revenue or costs.

d) The Company did not purchase financial instruments at a regulated market.

e) The Company did not hedge against interest rate risk.

f) Credit risk is related to short term investments, debt collections and repayment of financing provided to the companies of the Group. The risks are mitigated by:

- placing investment only at financial institutions of a high financial standing according to procedures approved by a Management Board,
- large number of customers comprising the client base and their dispersion across different industries (receivables overdue more than 3 months are provided for).

1.2.2 As at 31 December 2004 the financial assets held for trading were valued at their fair value.

1.2.3 Financial assets (except for deposits) and liabilities were valued at their fair value, except for the loans granted, which are stated at their amortised cost less the fair value adjustments (provisions). The loans granted are not intended for sale, therefore according the Ministry of Finance Decree on detailed rules for recognition, valuation, disclosure and presentation requirements of the financial instruments dated 12 December 2001 they are not valued at fair value if fair value approximates their book value.

1.2.4 As at 31 December 2004 and 31 December 2003 the Company was not part of any contract aimed to exchange financial assets into securities or purchase – back contract.

1.2.5 In a year to 31 December 2004 (and in the preceding year) the Company did not reclassify financial assets from valued at fair value category to valued at adjusted purchase cost.

1.2.6 The Company changed the impairment losses in 2004 and 2003 as follows:

PLN thousand

impairment losses of:	as at 1.01.2004	reclassification	increases	decreases	as at 31.12.2004
loans granted	20,256		7,858	-	28,114
interest accrued on loans granted	15,995	257	8,548	3,562	21,238
interest on trade receivables purchased	232	(257)	25	-	-

PLN thousand

impairment losses of:	as at 1.01.2003	increases	decreases	as at 31.12.2003
loans granted	9,522	10,734	-	20,256
interest accrued on loans granted	8,842	8,305	1,152	15,995
interest on trade receivables purchased	204	28	-	232

Impairment losses were recognised for the loans granted to subsidiary Barys Sp. z o.o. and to associate company Inforadio Sp. z o.o.
For all interest accrued on impaired loans granted full impairment losses are recognised. Impairment loss for other interests relates to receivables purchased from subsidiary Twoje Radio Sp. z o.o.

1.2.7 Interest on loans granted and debt financial instruments (in PLN thousands)

Ageing of interest on loans earned in 2004 PLN thousand

accrued and realised	interest accrued but not realised, due within:				total interest
	till 3 month	3 - 12 months	over 12 months	total	
843	60	-	7,645	7,705	8,548
impairment losses recognised					8,548

Ageing of interest on loans earned in 2003 PLN thousand

accrued and realised	interest accrued but not realised, due within:				total interest
	till 3 month	3 - 12 months	over 12 months	total	
522	2,648	345	4,779	7,772	8,294
impairment losses recognised					8,305

Ageing of interest on trade receivables purchased earned in 2003 PLN thousand

accrued and realised	interest accrued but not realised, due within:				total interest
	till 3 month	3 - 12 months	over 12 months	total	
-	-	28	-	28	28
impairment losses recognised					28

Interest accrued on loans granted are fully provided for.

1.2.8 Value of unrealised interest accrued on loans granted that were fully provided for amounted to PLN thousands:

	2004	2003
interest amount	6,568	4,755

Total balance of the accrued interest is fully provided for.

1.2.9 Interest costs of financial liabilities

PLN thousand

Ageing of interest payable on financial liabilities in 2004

	accrued and realised	*interest accrued but not realised, payable within:*				*total interest*
		till 3 month	3 - 12 months	over 12 months	total	
Interest on bank loans	9,016	-	-	-	-	9,016

PLN thousand

Ageing of interest payable on financial liabilities in 2003

	accrued and realised	interest accrued but not realised, payable within:				total interest
		till 3 month	3 - 12 months	over 12 months	total	
Interest on bank loans	8,772	-	-	-	-	8,772

1.2.10 Major financial risks in the Company's activities are: credit risk, foreign exchange risk and interest rate risk.

Credit risk is mitigated by:
- placing investment only at financial institutions of a high financial standing according to procedures approved by the Management Board,
- large number of customers comprising the client base and their dispersion across different industries.

Foreign exchange risk is related to purchases of newsprint which are contracted in EUR, fixed asset purchases and office rent, which are also partly made in foreign currencies, mainly EUR and USD.
The Company does not hedge against exchange rate risk on a long term basis (because of high cost of long term hedging). From time to time, the Company may still enter into short term forward currency contracts with maturity up to three months.

In 2004 the loan facility with the limit of PLN 10 million has been arranged with PKO SA. The bank loan bears floating interest of WIBOR + bank's commission. The Company can use this loan to 30 April 2005.

As at 31 December 2004 Agora SA had outstanding loan of PLN 139,480 thousand from the available bank loan of PLN 500,000 thousand (credit agreement dated 5 April 2002). Still available amount is PLN 360,520 thousand. The bank loan bears floating interest of WIBOR + bank's commission.

1.2.11 No contracts were concluded to protect against particular transactions or liabilities.

1.2.12 In line with the Company's accounting policy losses or gains on adjustments to the value of hedging instruments were not posted to revaluation reserve but to financial income or costs.

1.3 As at 31 December 2004 the Company provided the following guarantees on loans of associate companies and Agora's employees (in PLN thousands):

Creditor	Debtor	Valid till	Amount	Provisions set up
Bank BPH SA	BOR Sp. z o.o.	indefinitely	1,450	-
Pekao SA	Agora's employees	31.03.2008	345	-
Pekao SA	Agora's employees	31.05.2008	168	-
Total			**1,963**	-

From the above amounts, the amounts that have not been provided for or recognised as liabilities, were presented as off-balance sheet liabilities in the schedule below balance sheet in the financial statements

As at 31 December 2003 the Company provided the following guarantees:

Creditor	Debtor	Valid till	Amount	Provisions set up
Deutsche Bank Polska S.A.	BOR Sp. z o.o.	14.10.2004	1,523	-
Raiffeisen Bank Polska S.A.	Inforadio Sp. z o.o.	30.12.2004	5,581	5,581
Total			**7,104**	**5,581**

2. The Company has no liability to the State, or local authorities pursuant to acquisition of buildings.

3. Until 31 December 2004 the Company has not discontinued any material activity and does not anticipate any discontinuance in the current year.

4. Cost of produced in-house for own use assets under construction and fixed assets:

PLN thousands

	2004	2003
Computers	27	391
Improvements to computers	103	356
Other	38	-
Total	168	747

5. Capital and investment expenditure in 2004 and planned for the following 12 months:

PLN thousand

EXPENDITURE	spent 1.01.2004 - 31.12.2004	planned 1.01.2005 - 31.12.2005
Non financial fixed assets, including:	**16,089**	**16,466**
printing, machinery	368	-
buildings	823	190
telecommunication, computer, radio, equipment,	14,293	14,932
other	605	1,345
Financial fixed assets, including:	**18,421**	**7,240**
loans,granted	12,309	6,376
additional capital paid in	1,195	-
purchased shares and advances for shares	3,906	-
increases in share capital and advances for increases	220	-
commercial papers	875	865

The Company did not incur direct expenditures for environmental protection. In the period from 1 January 2005 till 31 December 2005 no direct expenditures for environmental protection are planned.

Contracted capital commitments existing at the balance sheet date amounted to PLN 368 thousand, and as at 31 December 2003 to 2,505 thousand.

Capital and investment expenditure in 2003 and planned for the following 12 months:

PLN thousand

EXPENDITURE	spent 1.01.2003 - 31.12.2003	planned 1.01.2004 - 31.12.2004
Non financial fixed assets, including:	**27,671**	**11,751**
printing machinery	6,322	-
buildings	1,015	185
telecommunication, computer, radio equipment	18,776	9,718
other	1,558	1,848
Financial fixed assets, including:	**78,680**	**27,554**
loans granted	33,742	11,618
additional capital paid in	3,123	3,508
purchased shares and advances for shares	11,270	11,324
increases in share capital and advances for increases	30,358	-
commercial papers	187	1,104

The Company did not incur direct expenditures for environmental protection in 2003 and no such expenditures had been planned for 2004.

7.1 Material transactions with related parties in the year 2004:
All transactions with related parties were concluded on arm's length basis.

Name of the company	Type of transaction (s)	Amount PLN thousand
Agora SA	purchase of advertisements from related parties	52,694
Agora SA	sale of advertising services to related parties	2,701
Agora SA	purchase of printing services from related party	42,693
Agora SA	sale of advertisements to related parties	1,765
Agora SA	lease of printing machinery and equipment to related parties	13,507
Agora SA	rent of office space by related parties	1,788
Agora SA	sale of services to related parties	6,694
Agora SA	loans to shares swap	220
Agora SA	loans granted to related parties	16,762
Agora SA	repayment of loans granted by Agora SA	10,963
Agora SA	repayment of interests on loans granted by Agora SA	3,529
Agora SA	additional capital contributions in related parties	1,195
Agora SA	dividend from subsidiary	2,059
Agora SA	transfer of additional capital contributions in radio companies to Lokalne Rozgłośnie Radiowe Sp. z o.o.	2,999
Agora SA	contribution in kind of shares of the radio companies to Lokalne Rozgłośnie Radiowe Sp. z o.o.	17,587
Agora SA	purchase of commercial papers of related parties	875
Agora SA	sale of commercial papers of related parties	200
Agora SA	purchase of other services from related parties	601
Agora SA	donations received from related party	1,138
AMS SA	sale of following services to subsidiary: booking and inspection of panels, providing AS software, panels database maintenance	815
AMS SA	sale of following services to subsidiary: IT, finance, law, admin, marketing, telecommunication, panels media research	822
AMS SA	sale of trade services to subsidiary	1,411
AMS SA	rent of panels from subsidiary	9,408
AMS SA	repair and maintenence of panels, transport and storage services purchased from subsidiary	620
AMS SA	repayment of interests on loans granted by AMS SA to subsidiary	212
AMS SA	repayment of loans granted to subsidiary	2,500
AMS SA	rent of advertising space from subsidiary	9,226

Material transactions with related parties in the year 2003:

Name of the company	Type of transaction (s)	Amount PLN thousand
Agora SA	purchase of advertisements from related parties	35,828
Agora SA	purchase of printing services from related party	45,911
Agora SA	lease of printing machinery and equipment to related parties	14,181
Agora SA	rent of office space by related parties	836
Agora SA	sale of services to related parties	2,304
Agora SA	rent of office space from related entities	1,186
Agora SA	loans granted to related parties	33,748
Agora SA	repayment of loans granted by Agora SA	34,993
Agora SA	repayment of interests on loans granted by Agora SA	1,090
Agora SA	receivable to loan swap	493
Agora SA	additional capital contributions in related parties	3,123
Agora SA	dividends from subsidiaries	17,028
Agora SA	increase of share capital of related parties	30,350
Agora SA	sale of advertisements to related parties	1,486
Agora SA	purchase of fixed assets from related party	217
AMS S.A.	sale of following services to subsidiary: booking and inspection of panels, providing AS software, panels database maintenance	143
AMS S.A.	sale of trade services to related parties	1,210
AMS S.A.	sale of following services to subsidiary: IT, finance, law, admin, marketing, telecommunication, panels media research	393
AMS S.A.	sale of other services to related parties	1,208
AMS S.A.	increase of share capital of subsidiary	1,000
AMS S.A.	repayment of loans granted by AMS SA to subsidiaries	250
AMS S.A.	additional capital contributions in related parties	2,000
AMS S.A.	rent of panels from subsidiary	8,064
AMS S.A.	repair and maintenence of panels, transport and storage services purchased from subsidiary	2,008
AMS S.A.	repayment of interests on loans granted by AMS SA to subsidiary	431
AMS S.A.	rent of advertising space from subsidiary	2,807
AMS S.A.	sale of advertising services to related parties	261

7.2 Transactions of Agora SA with related entities (PLN thousands).
Balances of receivables, liabilities and loans granted as at 31 December 2004:

Company	% of owned capital (effectively)	share of votes in % (effectively)	Receivables (gross)	Liabilities	Loans granted gross with interest	Commercial papers
KKK FM SA	84.18%	84.18%	109	199	1,805	-
Jan Babczyszyn Radio Jazz FM Sp. z o.o.	50.00%	50.00%	43	-	-	186
IM 40 Sp. z o.o.	72.01%	72.01%	266	638	-	-
Radio Trefl Sp. z o.o.	99.96%	99.96%	106	209	358	-
Elita Sp. z o.o.	100.00%	100.00%	57	99	1,135	-
O'le Sp. z o.o.	100.00%	100.00%	20	80	976	-
Agora Poligrafia Sp. z o.o.	100.00%	100.00%	1,391	4,804	-	-
Inforadio Sp. z o.o.	45.34%	45.34%	69	109	29,643	-
Karolina Sp. z o.o.	100.00%	100.00%	177	481	-	-
Lokalne Rozgłośnie Radiowe Sp. z o.o.	100.00%	100.00%	78	63	1,050	-
City Radio Sp. z o.o.	100.00%	100.00%	69	119	3,288	-
BOR Sp. z o.o.	50.06%	50.06%	237	440	-	722
Radio Na Fali Sp. z o.o.	100.00%	100.00%	58	115	1,064	-
ROM Sp. z o.o.	100.00%	100.00%	205	26	6,878	-
Barys Sp. z o.o.	89.78%	89.78%	16	12	5,039	-
Radio Wanda Sp. z o.o.	100.00%	100.00%	193	204	2,590	-
Twoje Radio Sp. z o.o.	100.00%	100.00%	30	47	3,232	-
Agencja Reklamowa Jowisz Sp. z o.o.	100.00%	100.00%	-	-	2,804	-
Multimedia Plus Sp. z o.o.	76.00%	76.00%	16	-	1,149	-
Wibor Sp. z o.o.	100.00%	100.00%	263	118	1,241	-
Jamar Sp. z o.o.	100.00%	100.00%	-	-	-	-
Projekt Inwestycyjny Sp. z o.o.	100.00%	100.00%	1	-	-	-
Radio Pomoże Sp. z o.o.	100.00%	100.00%	62	59	933	-
AMS SA	99.83%	99.86%	107	3,498	32,043	-
Radio Mazowsze Sp. z o.o.	24.00%	24.00%	49	10	4,395	-
Polskie Badania Internetu Sp. z o.o.	20.00%	20.00%	-	-	-	-
Radio Klakson Sp. z o.o.	100.00%	100.00%	144	89	3,228	-
Regionalne Przedsiębiorstwo Związkowe Sp. z o.o.	49.00%	49.00%	166	53	7,670	-
Bis Media Sp. z o.o.	49.00%	49.00%	69	87	1,504	-
Tres Sp. z o.o.	48.51%	48.51%	393	101	626	-
Total			**4,394**	**11,660**	**112,651**	**908**

Revenues from transactions for 2004 in PLN thousands (PLN thousands)

Company	Sales of products and services	Sales of merchandise and materials	Interest on loans charged	Other income
Agora-Holding Sp. z o.o.	31	1	-	1,138
KKK FM SA	514	5	167	354
Jan Babczyszyn Radio Jazz FM Sp. z o.o.	75	-	-	13
IM 40 Sp.z o.o.	2,031	53	-	2,059
Radio Trefl Sp. z o.o.	519	-	49	145
Elita Sp. z o.o.	178	-	80	-
O'le Sp. z o.o.	124	-	74	-
Agora Poligrafia Sp. z o.o.	15,693	77	-	-
Inforadio Sp. z o.o.	855	66	1,374	6,048
Karolina Sp. z o.o.	956	5	-	-
Lokalne Rozgłośnie Radiowe Sp. z o.o.	142	-	100	10
City Radio Sp.z o.o.	230	3	245	14
BOR Sp.z o.o.	608	1	-	36
Radio na Fali Sp. z o.o.	419	9	87	15
ROM Sp.z o.o.	192	4	433	142
Barys Sp.z o.o.	7	-	438	81
CHI Sp.z o.o.	9	-	-	-
Radio Wanda Sp. z o.o.	573	-	231	135
Twoje Radio Sp. z o.o.	186	-	183	39
Agencja Reklamowa Jowisz Sp. z o.o.	4	-	248	-
Multimedia Plus Sp.z o.o.	12	-	102	-
Wibor Sp.z o.o.	403	4	73	-
Radio Pomoże Sp. z o.o.	167	-	76	-
Jamar Sp.z o.o.	9	-	-	-
Projekt Inwestycyjny Sp. z o.o.	9	-	-	-
Polskie Badania Internetu Sp. z o.o.	-	-	1	2
Radio Mazowsze Sp. z o.o.	127	4	361	-
AMS SA	679	50	2,696	2,891
Adpol Sp. z o.o.	-	-	-	-
Radio Klakson Sp. z o.o.	399	-	225	19
Regionalne Przedsiębiorstwo Związkowe Sp. z o.o.	324	-	609	-
Bis Media Sp. z o.o.	325	-	112	-
Tres Sp. z o.o.	421	6	16	-
Total	**26,221**	**288**	**7,980**	**13,141**

Costs from transactions for 2004 in PLN thousands

Company	Purchases of products and services	Cost of goods sold	Provision for interest	Other costs
Agora-Holding Sp. z o.o.	-	1	-	-
KKK FM SA	1,149	5	167	-
IM 40 Sp.z o.o.	5,388	53	-	-
Radio Trefl Sp. z o.o.	1,303	-	49	-
Elita Sp. z o.o.	395	-	80	-
O'le Sp. z o.o.	202	-	74	-
Agora Poligrafia Sp. z o.o.	43,789	46	-	139
Inforadio Sp. z o.o.	722	65	1,374	8,861
Karolina Sp. z o.o.	2,494	5	-	-
Lokalne Rozgłośnie Radiowe Sp. z o.o.	178	-	100	-
City Radio Sp.z o.o.	440	3	245	1
BOR Sp.z o.o.	2,396	1	-	-
Radio na Fali Sp. z o.o.	723	9	87	-
ROM Sp.z o.o.	70	4	433	-
Barys Sp.z o.o.	-	-	438	81
Radio Wanda Sp.z o.o.	1,313	-	231	-
Twoje Radio Sp. z o.o.	126	-	183	25
Agencja Reklamowa Jowisz Sp. z o.o.	-	-	248	-
Multimedia Plus Sp.z o.o.	-	-	102	-
Wibor Sp.z o.o.	482	4	73	-
Radio Pomoże Sp. z o.o.	295	-	76	-
Polskie Badania Internetu Sp. z o.o.	137	-	1	-
AMS SA	33,974	50	2,696	-
Radio Mazowsze Sp. z o.o.	76	4	361	-
Radio Klakson Sp. z o.o.	772	-	225	-
Regionalne Przedsiębiorstwo Związkowe Sp. z o.o.	317	-	608	-
Bis Media Sp. z o.o.	536	-	112	-
Tres Sp. z o.o.	220	2	16	-
Total	**97,497**	**252**	**7,979**	**9,107**

Balances as at 31 December 2003 in PLN thousands

Company	% of owned capital	share of votes in %	Receivables (gross)	Liabilities	Loans granted gross with interest	Commercial papers
KKK FM SA	84.18%	84.18%	81	162	1,777	-
Jan Babczyszyn Radio Jazz FM Sp. z o.o.	42.00%	42.00%	-	-	-	187
IM 40 Sp. z o.o.	72.01%	72.01%	185	415	-	-
Radio Trefl Sp. z o.o.	99.96%	99.96%	92	154	414	-
Elita Sp. z o.o.	99.75%	99.75%	247	80	653	-
O'le Sp. z o.o.	100.00%	100.00%	364	58	403	-
Agora Poligrafia Sp. z o.o.	100.00%	100.00%	1,874	4,309	-	-
Inforadio Sp. z o.o.	41.60%	41.60%	471	6	20,493	-
Karolina Sp. z o.o.	100.00%	100.00%	167	274	-	-
Lokalne Rozgłośnie Radiowe Sp. z o.o.	100.00%	100.00%	88	24	817	-
City Radio Sp.z o.o.	100.00%	100.00%	322	93	2,362	-
BOR Sp.z o.o.	48.16%	48.16%	671	158	-	-
Radio na Fali Sp. z o.o	100.00%	100.00%	308	86	726	-
ROM Sp.z o.o.	100.00%	100.00%	909	20	5,371	-
Barys Sp.z o.o.	89.78%	89.78%	89	12	4,518	-
Radio Wanda Sp.z o.o.	27.00%	27.00%	57	115	2,606	-
Twoje Radio Sp. z o.o.	100.00%	100.00%	598	29	2,098	-
Agencja Reklamowa Jowisz Sp. z o.o.	100.00%	100.00%	-	-	2,556	-
Multimedia Plus Sp.z o.o.	24.00%	24.00%	2	-	1,047	-
Wibor Sp.z o.o.	100.00%	100.00%	75	64	803	-
Jamar Sp.z o.o.	100.00%	100.00%	1	-	-	-
Projekt Inwestycyjny Sp. z o.o.	100.00%	100.00%	1	-	-	-
Radio Pomoże Sp. z o.o.	100.00%	100.00%	185	52	614	-
AMS SA	99.83%	99.86%	273	3,030	42,386	-
Radio Mazowsze Sp. z o.o.	24.00%	24.00%	338	14	3,503	-
Polskie Badania Internetu Sp. z o.o.	20.00%	20.00%	-	42	16	-
Radio Klakson Sp. z o.o.	49.00%	49.00%	229	65	2,565	-
Regionalne Przedsiębiorstwo Związkowe Sp. z o.o.	49.00%	49.00%	534	32	6,049	-
Bis Media Sp. z o.o.	49.00%	49.00%	124	93	1,080	-
Total			**8,285**	**9,387**	**102,857**	187

Revenues from transactions for 2003 in PLN thousands

Company	Sales of products and services	Sales of merchandise and materials	Interest on loans charged	Other income
Agora-Holding Sp.z o.o.	15	-	-	-
KKK FM SA	257	-	202	27
Jan Babczyszyn Radio Jazz FM Sp. z o.o.	-	-	-	15
IM 40 Sp.z o.o.	1,240	56	-	2,596
Radio Trefl Sp. z o.o.	261	-	50	35
Elita Sp. z o.o.	106	-	62	-
O'le Sp.z o.o.	108	-	52	-
Agora Poligrafia Sp. z o.o.	16,603	1,189	-	12,117
Inforadio Sp. z o.o.	549	38	1,041	4,131
Karolina Sp. z o.o.	560	4	-	2,316
Lokalne Rozgłośnie Radiowe Sp. z o.o.	117	-	105	-
City Radio Sp.z o.o.	210	3	382	-
BOR Sp.z o.o.	530	-	-	4
Radio na Fali Sp. z o.o.	285	-	72	6
ROM Sp.z o.o.	365	19	562	-
Barys Sp.z o.o.	88	-	450	-
CHI Sp.z o.o.	12	-	-	-
Radio Wanda Sp. z o.o.	233	1	245	-
Twoje Radio Sp. z o.o.	195	-	124	28
Agencja Reklamowa Jowisz Sp. z o.o.	13	-	268	-
Multimedia Plus Sp.z o.o.	-	-	106	-
Wibor Sp.z o.o.	200	-	50	-
Radio Pomoże Sp. z o.o.	133	-	65	-
Jamar Sp.z o.o.	9	-	-	-
Projekt Inwestycyjny Sp. z o.o.	9	-	-	-
Polskie Badania Internetu Sp. z o.o.	1	-	1	-
Radio Mazowsze Sp. z o.o.	345	20	336	-
AMS SA	453	50	2,742	1,089
Adpol Sp. z o.o.	12	-	-	-
Radio Klakson Sp. z o.o.	320	-	191	-
Regionalne Przedsiębiorstwo Związkowe Sp. z o.o.	345	-	531	-
Bis Media Sp. z o.o.	160	-	90	-
Total	**23,734**	**1,380**	**7,727**	**22,364**

Costs from transactions for 2003 in PLN thousands

Company	Purchases of products and services	Cost of goods sold	Provision for interest	Other costs
KKK FM SA	449	-	202	-
IM 40 Sp.z o.o.	2,166	56	-	-
Radio Trefl Sp. z o.o.	390	-	50	-
Elita Sp. z o.o.	142	-	62	1,295
O'le Sp. z o.o.	81	-	52	1,929
Agora Poligrafia Sp. z o.o.	47,123	1,155	-	139
Inforadio Sp. z o.o.	101	38	1,041	7,464
Karolina Sp. z o.o.	1,056	4	-	-
Lokalne Rozgłośnie Radiowe Sp. z o.o.	60	-	105	1,080
City Radio Sp.z o.o.	166	3	392	498
BOR Sp.z o.o.	773	-	-	-
Radio na Fali Sp. z o.o.	278	-	72	3
ROM Sp.z o.o.	49	21	560	16
Barys Sp.z o.o.	11	-	450	4,009
Radio Wanda Sp.z o.o.	420	1	245	1,065
Twoje Radio Sp. z o.o.	42	-	124	30
Agencja Reklamowa Jowisz Sp. z o.o.	-	-	268	-
Multimedia Plus Sp.z o.o.	44	-	106	-
Wibor Sp.z o.o.	141	-	50	-
Radio Pomoże Sp. z o.o.	130	-	65	1,051
Polskie Badania Internetu Sp. z o.o.	156	-	1	-
AMS SA	29,635	44	2,745	-
Radio Mazowsze Sp. z o.o.	36	20	336	-
Radio Klakson Sp. z o.o.	195	-	191	2,163
Regionalne Przedsiębiorstwo Związkowe Sp. z o.o.	104	-	531	-
Bis Media Sp. z o.o.	230	-	90	2,300
Total	**83,978**	**1,342**	**7,738**	**23,042**

Other data necessary to prepare consolidated accounts is presented in note 4.

8. The Company did not have any joint ventures with other entities exempt from consolidation .

9. Employment:

	2004	2003
The average number of employees in total, including:	2,858	3,103
journalists	919	905
white collars	1,652	1,871
blue collars	287	327

AGORA SA SA-R 2004 in PLN thousands

10. Remunerations paid to the management and supervisory boards members:

Remunerations paid by Agora SA to:

	2004	2003
Management Board members:	2,409	2,145
Wanda Rapaczynski	544	512
Piotr Niemczycki	536	519
Helena Łuczywo *	303	410
Zbigniew Bąk	782	704
Jarosław Szaliński **	244	-
Supervisory Board members:	242	242
Anna Fornalczyk	46	46
Sanford Schwartz	46	8
Tomasz Sielicki	46	46
Stanisław Soltysiński	58	58
Louis Zachary	46	46
Brian Cooper	-	38

* remuneration for 2004 refers to the period of service as a member of the Board i.e. until 13 August 2004.
** remuneration for 2004 refers to the period of service as a member of the Board i.e. from 15 July 2004.

Neither Management Board members of Agora SA, nor Agora's Supervisory Board members received any remunerations in the subsidiaries and associates.

Shares of Agora SA purchased by the Management Board members are disclosed in note 25.

11. As at 31 December 2004 Agora SA had no receivable from management board members of Agora SA.

12. The financial statements for the year 2004 included no items regarding previous years.

13. Significant events after the balance sheet date.

- On 24 January 2005 Agora sold 100% shares in Centrum Handlu Internetowego Sp. z o.o. for PLN 2,544 thousand. The carrying amount of these shares in financial statements amounted to PLN 1,293 thousand.

- On 31 March 2005 Agora executed annex no.4 to the long - term loan agreement up to 500,000,000 PLN entered into on 5 April 2002 with Bank Polska Kasa Opieki S.A. with its seat in Warsaw. The annex entered into on 31 March 2005 extended the drawing period of the loan by two years, i.e. up to 30 March 2007. Due to the above mentioned extension the repayment date has changed to 31 December 2010.

- On 5 April 2005 Agora purchased 20.7% of shares in Inforadio Sp. z o.o. for the equivalent of EURO 2. Agora's share in Inforadio Sp. z o.o. after the transaction amounts to 66.1%.

The assets and liabilities arising from the acquisition are as follows:

Intangible assets	964
Property, plant and equipment	128
Operating working capital, except cash and cash equivalents	(883)
Cash and cash equivalents	243
Interest-bearing loans and borrowings	(52,624)
	(52,172)
Net identifiable assets and liabilities acquired	(10,800)
Adjustments resulting from initial consolidation of company previously accounted for using equity method and other adjustments	10,800
Goodwill on acquisition (1)	-
Total consideration	-
Purchase consideration settled in cash	-
Cash and cash equivalents in subsidiaries acquired	(243)
Cash inflow on acquisition	(243)

(1) the goodwill on acquisition has not been recognized due to difficult economic standing of Inforadio Sp. z o.o. The consolidation of Inforadio Sp. z o.o. will not have material effect on Group's equity.

AGORA SA SA-R 2004 in PLN thousands

14. In the period covered by the financial statements there have been no relations between Agora SA and its legal predecessors companies.

15. The data reported by the Company has not been adjusted for the inflation rates, since the cumulated inflation rate for the last 3 year did not exceed a 100%.

16. Following the amendments to the Decree of the Ministry of Finance on detailed rules for recognition, valuation, disclosure and presentation requirements of the financial instruments of 12 December 2001 the Company has changed its accounting policy in respect to recognition and measurement of embedded derivatives. According to the new regulations if the contract, which is not a financial instrument, requires payments in foreign currency which is commonly used for this particular type of transaction on a particular market then it is assumed that economic characteristics and risks of embedded derivative are closely related to economic characteristics and risks of the host contract. Consequently companies are not obliged to separate and value derivatives embedded into foreign currency contracts denominated in currencies commonly used for particular type of transaction on the particular market. The Company has contracts for supply of services and goods denominated in foreign currencies (United States Dollars and Euro), which are commonly used currencies for these type of contracts in Poland. As a result the Company derecognised financial derivatives embedded into the contract described above in the amount of PLN 378 thousand, which represented the fair value of these embedded derivatives at 31 December 2003, net of deferred tax. The Company reduced the opening balance of consolidated equity at 1 January 2004 by the amount of PLN 378 thousand and no adjustments were made to the comparative information for the prior periods.

    Agora has changed the balance sheet presentation of monetary assets with maturities up to 3 months ("buy sell back" treasury bonds and certificates in investment funds), which are now classified as "short terms financial assets in other entities" whereas they used to be presented as "cash and cash equivalents". Consequently the balance of "Cash and cash equivalents" as at 31 December 2003 has been decreased and short term financial assets in other entities respectively increased by PLN 39,573 thousend.
    Agora presents the deferred tax assets and liabilities separately. Consequently deferred tax assets and deferred tax liabilities increased by PLN 13,842 thousand when compared to balances as at 31.12.2003.

    Due to change of presentation of certain items in cash flow statement the comparative figures for twelve months of 2003 have been restated in the following way:
    - depreciation has been increased by PLN 615 thousand (transfer of goodwill amortisation from "other adjustments" in operating activities),
    - items "change in interperiod settlements" and "change in provisions" has been changed by PLN 6,272 thousand - adjustment relates to separate disclosure of deferred tax assets and deferred tax liabilities,
    - due to change of presentation of short term monetary assets closing balance of cash and cash equivalents as at 31.12.2003 decreased by PLN 39,573 thousand,
    - items "financial assets acquired" in cash outflows from investing activities increased by PLN 39,429 thousand (adjustment caused by change of presentation of short term monetary assets transfered from cash equivalents - purchases and sales are now presented net), "(profit) loss on investment activity" and "other adjustments" in operating activities decreased respectively by: PLN 1,227 thousand (result on sales of securities) and PLN 159 thousand (valuation of securities), "financial assets transferred in other entities" decreased by PLN 290 thousand, "inflows from financial assets in other entities – interests" increased by PLN 1,532 thousand.

17. The Company did not change its accounting policies, except for certain changes of presentation described in note 16.

18. The financial statements do not contain corrections of fundamental errors.

19. Going concern assumption.
    The financial statements of the Company were prepared with the assumption that the Company would continue their business activities in the foreseeable future.

20. In the current period there was no merger with other companies

21. If the equity method had been applied to account for the interests in subsidiaries and associates it would have the following impact as at 31 December 2004 and 31 December 2003:

changes of balance sheet figures, in PLN thousands:

	2004	2003
Long term financial assets	- 132,401	- 158,934
Goodwill	182,356	183,282
Equity, including:	49,955	24,348
Reserve capital	39,635	31,825
Net profit, including:	10,320	- 7,477
Agora's share in net results of companies valued under the equity method	23,734	5,417
Goodwill amortisation	- 13,414	- 12,894

22. Not applicable. All consolidated companies have the same balance sheet date.

23. Agora SA prepares consolidated financial statements of the Agora Group.

24. Information on loans granted by Agora SA (nominal values and maturity according to agreements, without interest):

Company	**face value of loans granted at 31.12.2004**	**due to 31.12.2005**	**due to 31.12.2006**	**due to 31.12.2007**	**due after 31.12.2007**
Total to all companies	**96,501**	**10,844**	**26,218**	**12,314**	**47,125**
Total to related companies, including:	***93,441***	***10,844***	***26,218***	***12,314***	***44,065***
Agencja Reklamowa Jowisz Sp. z o.o.	***2,032***	-	-	*205*	*1,827*
AMS SA.	***30,000***	*10,000*	*20,000*	-	-
Barys Sp. z o.o.	***3,470***	-	-	*501*	*2,969*
Bis Media Sp. z o.o.	***1,250***	-	*158*	*158*	*934*
City Radio Sp. z o.o.	***2,088***	-	*176*	*176*	*1,736*
Elita Sp. z o.o.	***958***	-	*121*	*121*	*716*
Inforadio Sp. z o.o.	***24,644***	-	*3,309*	*8,341*	*12,994*
KKK FM SA	***1,624***	*274*	*235*	*235*	*880*
Lokalne Rozgłośnie Radiowe Sp. z o.o.	***634***	*160*	*161*	*161*	*152*
Multimedia Plus Sp. z o.o.	***850***	-	*107*	*108*	*635*
O'le Sp. z o.o.	***749***	-	-	*126*	*623*
Radio Klakson Sp. z o.o.	***2,753***	*232*	*233*	*233*	*2,055*
Radio Mazowsze Sp. z o.o.	***3,399***	-	*430*	*431*	*2,538*
Radio Na Fali Sp. z o.o.	***868***	-	*146*	*147*	*575*
Radio Pomoże Sp. z o.o.	***742***	-	*94*	*94*	*554*
Radio Trefl Sp. z o.o.	***340***	-	*115*	*115*	*110*
Radio Wanda Sp. z o.o.	***2,113***	*178*	*178*	*178*	*1,579*
Regionalne Przedsiębiorstwo Związkowe Sp. z o.o.	***6,121***	-	*309*	*310*	*5,502*
ROM Sp. z o.o.	***4,467***	-	-	*226*	*4,241*
Twoje Radio Sp. z o.o.	***2,624***	-	*133*	*133*	*2,358*
Wibor Sp. z o.o.	***1,104***	-	*159*	*160*	*785*
Tress Sp. z o.o.	***611***	-	*154*	*155*	*302*

AGORA SA SA-R 2004 in PLN thousands

As at 31 December 2003 (nominal values and maturity according to agreements, without interest):

Company	face value of loans granted at 31.12.2003	due to 31.12.2004	due to 31.12.2005	due to 31.12.2006	due after 31.12.2006
Total to all companies	**91,784**	**1,310**	**25,994**	**33,789**	**30,691**
Total to related companies, including:	***88,724***	***1,310***	***25,994***	***33,789***	***27,631***
Agencja Reklamowa Jowisz Sp. z o.o.	*2,032*	*46*	*218*	*619*	*1,149*
AMS S.A.	*40,147*	-	*20,147*	*20,000*	-
Barys Sp. z o.o.	*3,388*	-	*570*	*1,250*	*1,568*
Bis Media Sp. z o.o.	*940*	*45*	*271*	*362*	*262*
City Radio Sp. z o.o.	*1,781*	*17*	*392*	*930*	*442*
Elita Sp. z o.o.	*556*	-	*79*	*77*	*400*
Inforadio Sp. z o.o.	*16,868*	-	*495*	*2,407*	*13,966*
KKK FM SA	*1,434*	*292*	*326*	*326*	*490*
Lokalne Rozgłośnie Radiowe Sp. z o.o.	*500*	-	*202*	*199*	*99*
Multimedia Plus Sp. z o.o.	*850*	-	*215*	*215*	*420*
O'le Sp. z o.o.	*250*	-	*88*	*87*	*75*
Polskie Badania Internetu Sp. z o.o.	*15*	*15*	-	-	-
Radio Klakson Sp. Z o.o.	*2,296*	*50*	*431*	*1,239*	*576*
Radio Mazowsze Sp. z o.o.	*2,868*	-	*51*	*49*	*2,768*
Radio Na Fali Sp. z o.o.	*602*	-	*170*	*169*	*263*
Radio Pomoże Sp. z o.o.	*499*	*94*	*212*	*134*	*59*
Radio Trefl Sp. z o.o.	*300*	*76*	*76*	*76*	*72*
Radio Wanda Sp. z o.o.	*2,225*	*502*	*593*	*592*	*538*
Regionalne Przedsiębiorstwo Związkowe Sp. z o.o.	*5,109*	*51*	*396*	*3,425*	*1,237*
ROM Sp. z o.o.	*3,394*	*89*	*612*	*754*	*1,939*
Twoje Radio Sp. z o.o.	*1,931*	*33*	*322*	*626*	*950*
Wibor Sp. z o.o.	*739*	-	*128*	*253*	*358*

25. Amount of shares in Agora SA purchased by employees of the Group in accordance with the employees incentive scheme.

The shares were sold by Agora Holding Sp. z o.o. at PLN 1 per share.

	2004	2003
Number of employees participating (except Management Board)	298	3,782
including employees of Agora SA	255	3,001
Number of Agora SA shares sold to individuals (except those bought by the Management Board)	1,065,726	3,189,725
including those bought by employees of Agora SA	924,297	2,681,300

Agora's shares owned by the Management Board members acquired in accordance with the employee incentive plans as well as following the change of the legal form of the Company. The shares were sold by Agora Holding Sp. z o.o. at PLN 1 per share.

	acquired in 2004	acquired in 2003	total shares owned at 31.12.2004	total shares owned at 31.12.2003
Wanda Rapaczynski	38,543	27,411	1,401,857	1,385,314
Piotr Niemczycki	37,981	27,011	1,748,373	1,882,691
Helena Łuczywo*	-	21,625	-	1,300,193
Zbigniew Bąk	85,486	59,466	155,850	140,728
Jarosław Szaliński	9 218	-	9 218	-

* Helena Łuczywo resigned from the post of Vice-President and the member of the Management Board on 13 August 2004 and up until that date she did not purchase Agora's shares in 2004.

The shares are subject to vesting period from 2 to 10 years.

AGORA SA SA-R 2004 in PLN thousands

26. In 2004 the Company implemented certain restructuring measures. These measures were aimed at increasing flexibility and improving operational effectiveness of the Company in the context of increased competition. Part of the process is the reduction in operating costs through change in managing the business such as centralization of certain operations (finance, payroll) and optimization of material costs. Restructuring costs include payments resulting from headcount reduction, as well as other costs related to the implementation of the planned restructuring measures in the Company. Of the amount mentioned above, the net cost of PLN 9,457 thousand was incurred to the balance sheet day and the remaining PLN 581 thousand constitutes a restructuring provision. Total restructuring cost amounted to PLN 10,038 thousand, including PLN 2,020 thousand of non-cash expense.

27. Deferred tax – temporary differences for which deferred tax assets and liabilities have not been recognized
The Company has not recognized deferred tax asset on impairment losses for receivables following the prudence concept. The amount of temporary differences as at 31 December 2004 was PLN 11,176 thousand.

Additionally, due to long term nature of investments in subsidiaries and associates and the Company's ability to control realization of the value of the investment for tax purposes, the Company has not recognized temporary differences in respect of those investments.
The total value of deductible temporary differences for which deferred tax assets have not been recognized amounted to PLN 44,433 thousand (impairment losses for shares, additional capital contributions and loans granted).
The total value of taxable temporary differences for which deferred tax liabilities have not been recognized amounted to PLN 13,958 thousand (difference in value of shares for tax and accounting purposes).

28. The future minimum lease payments under non-cancellable operating leases:

	2004	2003
within 1 year	3,932	5,418
Between	2,837	3,151
one and two years	1,873	2,710
two and three years	1,158	1,576
three and four years	918	903
four and five years	1,324	1,533
more than five years	12,042	15,291

The amounts disclosed above include 22% VAT that the Company will be able to recover.

29. The exchange rates used to translate assets and liabilities denominated in foreign currencies as at balance sheet date and as at comparative reporting dates are as follows:

	USD	EUR
2004	2,9904	4,0790
2003	3,7405	4,7170

in PLN thousand

12 April 2005 Wanda Rapaczynski, President *signed on the Polish original*

12 April 2005 Piotr Niemczycki, Deputy President *signed on the Polish original*

12 April 2005 Zbigniew Bąk, Deputy President *signed on the Polish original*

12 April 2005 Jarosław Szaliński, Member of the Management Board *signed on the Polish original*

and signature of the person responsible for keeping the accounting records

12 April 2005 Anna Kacprowicz, Chief Accountant *signed on the Polish original*

Translation

Management Board's report on the Agora SA performance

AGORA
MANAGEMENT DISCUSSION AND ANALYSIS (MD&A)
OF THE COMPANY'S RESULTS FOR THE YEAR 2004
PRESENTED ACCORDING TO
POLISH ACCOUNTING STANDARDS

TABLE OF CONTENTS

G

AGORA
MANAGEMENT DISCUSSION AND ANALYSIS (MD&A) OF THE COMPANY'S RESULTS FOR THE YEAR 2004 PRESENTED ACCORDING TO POLISH ACCOUNTING STANDARDS

REVENUE PLN 882 MILLION, EBITDA PLN 154 MILLION, OPERATING CASHFLOW PLN 138 MILLION

Unless indicated otherwise, all data presented herein represent the period of January – December 2004, while comparisons refer to the twelve months of 2004 versus twelve months of 2003. All data sources are presented in part IV of this MD&A.

Unless explicitly stated otherwise, advertising market data referred to herein are based on Agora's estimates adjusted for average discount rate and are stated in current prices. Given the discount pressure and advertising time and space sell-offs, these figures may not be fully reliable and will be adjusted in the consecutive reporting periods. The estimates refer to advertising expenditures in four media (TV, print, radio and outdoor), which in case of print do not include classifieds, inserts and obituaries. The estimates are based on rate card data obtained from the following sources: AGB Polska monitoring, CR Media monitoring, Agora Monitoring, Media Watch monitoring (distribution, copying and reproduction possible only under the permission of Media Watch, tel.+48 71 341 47 11).

In this MD&A Agora has corrected the advertising figures for 2003 and the previous years. The data referred to herein are based on the corrected estimates of the Company.

I. IMPORTANT EVENTS AND FACTORS WHICH INFLUENCE THE FINANCIALS OF THE COMPANY

- Revenue of the Company amounted to PLN 882 million and grew by 17% compared to 2003. Advertising sales increased by over 10%.
- In 2004, advertising spending grew 12% and was better than expected. The Company estimates 10% growth of the advertising market in 2005.
- *Gazeta* maintained a solid market position: in 2004, *Gazeta's* copy sales increased by 4.5%, while its share in the newspaper advertising market stood at close to 43%.
- 2004 revenue from book sales was over PLN 58 million. The project was profitable.
- Magazines, AMS, radios and internet met their 2004 operating targets.
- In 2004 the Company's EBITDA reached PLN 154 million, while its operating cashflow stood at PLN 138 million.
- Net profit of the Company was over PLN 55 million.
- The Management Board announces the Company's dividend policy.

Wanda Rapaczynski, President of the Management Board said:

"We have reasons to be pleased. In 2004, for the first time in our history, Agora Group's revenues crossed the one billion PLN threshold, while our profits grew strongly. *Gazeta's* position remained unshakeable - it grew copy sales and advertising revenues, *Fakt's* entry notwithstanding. Our new ideas - books, *Avanti* - met with our readers' approval and added scale. I'd like to underscore that all these accomplishments were accompanied by a steady and material improvements in efficiency. In 2005 we expect the advertising market to continue expanding and we are well prepared to benefit from the growth."

II. EXTERNAL AND INTERNAL FACTORS IMPORTANT FOR THE DEVELOPMENT OF THE COMPANY

1. EXTERNAL FACTORS

1.1. Advertising market

In 2004, advertising spending increased by 12% and exceeded Company's expectations. The fastest growing segments were electronic media: television (13%) and radio (19%). This was due to increased spending by media (tough competition in the newspaper market) and FMCG advertisers. A significant surge was also recorded in construction, automotive and financial categories. Advertising spending for outdoor grew by 15% and for print by 9%. The growth of newspaper advertising was 9%, above Company's expectations.

1.2. Print market - competition

According to the Circulation Audit Office (ZKDP), the total number of copies sold by all newspapers in 2004 decreased by 2.6% yoy; excluding *Fakt*, it fell by 7.3%. Average copy sales of *Fakt* reached 536 thousand, while that of *Gazeta Wyborcza* 436 thousand copies. In 2004 *Gazeta Wyborcza* sold 4.5% copies more than in 2003.

In the fourth quarter of 2004, paid circulation of all newspapers declined by 3.4% (excluding *Fakt*, a decline of 6.3%). During the period, *Gazeta* maintained copy sales on the level comparable to the peak at the end of 2003 (442 thousand). At the same time, average paid circulation of *Fakt* fell below the half million mark and was 489 thousand copies.

A year after the launch, *Fakt* had negative impact on circulation of *Super Express* (15.6% decline of copy sales), while local newspapers which lost 10.7% copies sold.

Readership trails circulation. In 2004 *Gazeta's* readership reached 19.2% (18.8% a year before), *Fakt* had 22.6% reach, while *Super Express* 11.4% (13.4% in 2003).

According to Agora's estimates *Fakt's* share in the total newspaper advertising market was still small and stood at around 4%, which translates into an estimate of PLN 34 million in advertising revenues.

The entry of Axel Springer's tabloid toughened competition among newspapers. The publishers competed with one another through more attractive readership offers, promotions, new supplements and decreased cover prices. Free newspapers also became more active. Since 15 November 2004 Agora's Warsaw *Metro* was rolled out to 10 Polish cities. Now, its average circulation reaches 269 thousand copies. A daily *Metropol* and bi-daily *Dzień Dobry* broadened their reach as well.

According to the Circulation Audit Office (ZKDP) in the period of January - December 2004, paid circulation of national monthlies declined by 10%. (100 titles available in ZKDP records). Almost all women's magazines lost readers. This decline is attributed to a gadget war among publishers, who are under pressure to attach expensive gifts for readers to copies of magazines, while increasing cover prices.

2. INTERNAL FACTORS

2.1. Restructuring

In 2004 the Company implemented the first phase of restructuring measures. These measures were aimed at increasing flexibility and improving operational effectiveness of the Company in the context of increased competition. Results of the restructuring are reflected in the financial and market performance of the Company in 2004. According to Agora's estimates restructuring translates into savings in the amount of PLN 42 million annually from 2005. Savings come mainly from lay-offs, as well as reductions of production cost and fixed cost and will be reinvested in promotion of *Gazeta*, new projects and improvements of management quality. Most of the restructuring cost was mainly incurred in the first quarter of 2004 and reached PLN 10.0 million in the entire 2004 (including write-offs for assets shed from the magazine portfolio).

2.2. Promotion cost

In 2004 *Gazeta's* position in the newspaper market was of the primary importance to the Company. Increased spending on promotion and marketing of *Gazeta Wyborcza* was reflected in the newspaper's improved copy sales performance and market effectiveness. In 2004, total cost of promotion amounted to PLN 64 million (excluding the book project), of which PLN 54 million was spent in cash, and the reminder on barter (non-cash) contracts.

2.3. Publishing projects – books and encyclopedia

In June 2004 *Gazeta Wyborcza* started a big readership campaign. Every Tuesday a new book from the canon of the 20th century literature is sold together with *Gazeta* for PLN 15 plus the price of the newspaper. In 2004 the revenue from the sales of the book reached PLN 58.5 mln, and the project was profitable. The sales of the collection ended on 1 March 2005.

Popularity amongst readers and good results of the collection encouraged the Company to start a new publishing project - *Gazeta Wyborcza* Encyclopedia. First copy of the 20-volume encyclopedia hit the newsstands on 12 January 2005. The volumes are available on Wednesdays at the price of PLN 37 plus the price of the newspaper. The circulation of encyclopedia will be between 50-70% of *Gazeta's* Wednesday circulation. According to the business plan, the project shall enhance *Gazeta's* copy sales and will generate a profit.

2.4. New businesses - reaching operating targets

All new businesses met their operating targets. Magazines (excluding *Avanti*) and local radio stations (without *TOK FM* and new radio station in Lodz) reached positive EBITDA, while AMS generated PLN 5.6 million EBITDA.

3. PROSPECTS

3.1. Advertising market and revenue

Optimistic economic forecasts and improved growth rates for company investments are good signals for the advertising market in 2005. The Company expects a strengthening of growth trends in the durables: construction, real-estate, automotive and in finance.

According to Agora's estimates, total advertising spending in 2005 will increase by 10%. The fastest increase will be noted by TV (11%), which will increase its market share. Spending on press advertising will grow by slightly over 8%, out of which the newspapers will record an increase of almost 9%, and magazines of 8%. Outdoor and radio advertising will grow over 7%.

Please note, the market signals concerning planned or implemented price adjustments through increases of net rates, or rate cards increases (press, radio and outdoor) or decrease of discounts coupled with rate card adjustments (TV).

The Management Board would like to underscore that despite growing advertising expenditure for dailies in 2005, *Gazeta's* advertising sales are likely to grow at somewhat lower pace than the market due to the increased competition among newspapers.

3.2. Cost

In consequence of broadening of scale of operations through new publishing projects: expansion of free-of-charge newspaper Metro to 10 cities in Poland, collection of books, encyclopedia and *Gazeta Wyborcza's* other marketing projects, the Company plans to maintain high level of promotional spending in 2005.

Based on the estimated growth of advertising spending in 2005, the Company expects an increase in the cost of production and materials by 1%. Currently, production and materials cost constitutes 12% of the total operating cost; 10% of all cost is denominated in euro.

3.3. Agora's policy for returning profits to shareholders

Agora SA remains first and foremost focused on growth and expects to use its capital for expansion opportunities - both acquisitions and organic growth projects - that will enhance long-term shareholder value. At the same time, as appropriate and as authorized by the AGM, it will return excess capital to the shareholders through a dual mechanism of (i) a dividend and (ii) share repurchases.

The Company will propose and, upon AGM's approval, pay a dividend of PLN 0.5 per share annually. This dividend amount represents ca 1% yield which will satisfy certain shareholders seeking a current return and allow the company to potentially broaden its shareholder base. The Company intends to propose such a dividend annually, subject to the discretion of the Management Board/Supervisory Board and subject to the earnings and prospects of the Company and market conditions.

If conditions warrant, the Company will also, from time to time, submit to the AGM a request for authorization of a share repurchase program as a means of returning excess capital to shareholders. The Company will review its situation on an annual basis, prior to the AGM, and resolve whether to submit such a request. If a request is submitted, it will include all relevant terms and conditions of the repurchase program. If the program is approved, the company will periodically report its results.

3.4. Corporate Governance - introduction of orderly disposal rules

To further enhance the company's transparency, members of Agora's Management Board concluded agreements with Millennium Dom Maklerski concerning orderly disposal of the company's shares they hold. The agreements lay down the rules of completion of orders at the broker's discretion placed by the Management Board members.

In the agreements, each member of the Management Board indicated a number of shares to be disposed in particular quarters of 2005, as well as the minimum sell price. The agreements concern an orderly disposal of 330 thousand shares of the company in the year 2005, which constitutes 10.5% of total number of shares held by Agora's Management Board members as of the date of the agreement.

The broker responsible for particular order will have discretion over its completion, including decisions concerning trade sessions and the price at which the sales will be executed.

According to Polish Law, each transaction carried out in accordance with the agreement has to be disclosed to the public as a current disclosure. Execution of the agreement has a continuous character and thus the number of transactions and public disclosures is high.

3.5. Regulatory environment

3.5.1. New International Financial Reporting Standards

Beginning 1 January 2005, all public companies in the EU are obliged to report in accordance with International Financial Reporting Standards (IFRS). Heretofore, the Agora Group has been preparing its financial statements in accordance with both IFRS and Polish accounting regulations for many years. Starting from the first quarter of 2005, financial statements of the Agora Group companies will be prepared in accordance with IFRS only.

As on 1 January 2005 significant amendments to IFRS concerning goodwill treatment and share-based payments came into force.

As of the date of introduction of the new standards, goodwill amortization will not be reflected in profit and loss account (annual non-cash expense for goodwill amortization amounts to PLN 13 million). At the same time, the Company will be obliged to conduct an annual impairment test.

With regards to IFRS 2 "Share-based payments", all shares acquired by employees prior to the end of 2004 do not affect the Company's P&L. The potential impact of future stock incentive plans is still under review.

III. FINANCIAL RESULTS

1. PROFIT AND LOSS ACCOUNT OF AGORA

Tab. 1

in PLN million	2004	2003	% change yoy
Sales	881.5	752.5	17.1%
Advertising	514.4	467.2	10.1%
Copy sales	237.9	226.4	5.1%
Other	129.2	58.9	119.4%
Operating cost net, incl.:	(815.0)	(748.7)	8.9%
Raw materials, energy and consumables	(181.5)	(142.1)	27.7%
D&A	(87.0)	(100.2)	(13.2%)
Staff cost	(190.0)	(192.5)	(1.3%)
Promotion and marketing	(128.9)	(102.6)	25.6%
Restructuring	(10.0)	-	-
Operating profit / (loss) - EBIT	66.5	3.8	1,650.0%
Finance cost, net, incl.:	0.1	(8.0)	-
Revenue from short-term investment	6.2	3.3	87.9%
Interest on loans	(9.2)	(9.4)	(2.1%)
Allowance for losses on investment, net	(2.2)	(3.2)	(31.3%)
Profit / (loss) before income tax	66.6	(4.2)	-
Income tax expense	(11.3)	12.0	-
Net profit / (loss) for the period	55.3	7.8	609.0%
EBIT margin (EBIT/Sales)	7.5%	0.5%	7.0pkt %
EBITDA	153.5	104.0	47.6%
EBITDA margin (EITDA/Sales)	17.4%	13.8%	3.6pkt %

Major products and services, as well as operating revenue and cost of Agora are presented in detail in part IV of this MD&A ("Operating review – major lines of business of the Company").

The impact of the operating results of particular businesses on the Company's financials is presented in the table under point 2.1. below.

Restructuring costs include payments resulting from headcount reduction, as well as other costs related to the implementation of the planned restructuring measures in the Company. Of the amount mentioned above, the net cost of PLN 9.5 million was incurred to the balance sheet day and the remaining PLN 0.5 million constitutes a restructuring provision. Total restructuring cost amounted to PLN 10.0 million, including PLN 2 million of non-cash expense.

Advertising market recovery and restructuring measures positively affected profitability ratios. All ratios presented in point 5 below improved.

2.1. Results presented according to major lines of business of Agora

Tab. 2

	Press and the Internet	Magazines (1)	Unallocated amounts	Eliminations	Total 12 months 2004
Total sales	763.3	91.9	22.4	3.9	881.5
% Share	86.7%	10.4%	2.5%	0.4%	100.0%
Total operating cost	(628.5)	(104.3)	(41.2)	(41.0)	(815.0)
EBIT	134.8	(12.4)	(18.8)	(37.1)	66.5
Finance cost, net					0.1
Income tax expense					(11.3)
Net profit (loss)					55.3
EBITDA	205.5	(6.5)	(6.0)	(39.5)	153.5
CAPEX	(16.4)	(0.1)	(0.4)	-	(16.9)

(1) including expenditure related to launch of new titles

The column "unallocated amounts" includes amounts which were not allocated to any of Agora's lines of business: Agora's radio division, cost of the Company's headquarters and operating cost of new business development division.

2.2. Sales and markets of the Company

99.9% of the total sales of the Company was related to sales in the domestic market. Sales on foreign markets are realized mainly through press (foreign subscription).
The Company does not depend on a particular client. The biggest client of the Company (in respect of the turnover) is Ruch SA and Kolporter SA.– press distributors (companies unrelated to Agora SA). In 2004, the transaction value with these companies exceeded 10% of the total revenue and amounted to approximately 14.2% and 11.1% respectively.

2.3. Suppliers of the Company

The Company does not depend on a particular supplier. Paper and printing services are important cost items of the Group. Paper used for printing is purchased from several suppliers. In 2004 the value of transactions with any of the clients did not exceed 10% of the total revenue.

2.4. Finance cost, net

Higher revenue from short-term investment results from an increase in cash and monetary assets in 2004.

3. BALANCE SHEET OF AGORA

Tab. 3

in PLN million	31/12/2004	31/12/2003	% change to 31/12/2003
Non-current assets	1,022.3	1,113.9	(8.2%)
share in balance sheet total	74.0%	84.8%	(10.8pp)
Current assets	359.3	199.9	79.7%
share in balance sheet total	26.0%	15.2%	10.8 pp
TOTAL ASSETS	1,381.6	1,313.8	5.2%
Equity	1,093.7	1,038.8	5.3%
share in balance sheet total	79.2%	79.1%	0.1pp
Non-current liabilities and provisions	154.8	183.2	(15.5%)
share in balance sheet total	11.2%	13.9%	(2.7pp)
Current liabilities and provisions	133.1	91.8	45.0%
share in balance sheet total	9.6%	7.0%	2.6pp
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,381.6	1,313.8	5.2%

3.1. Non-current assets

Lower value of fixed assets versus 31 December 2003 results from the depreciation of tangible fixed assets and amortization of intangible assets.

3.2. Current assets

The change in balance of current assets versus 31 December 2003 was affected mainly by the increase in short-term financial assets (increase in cash and short-term securities) and increase in receivables (effect of growing sales).

3.3. Non-current liabilities and provisions

Lower non-current liabilities as compared to 31 December 2003, result mainly from reclassification of the PLN 34.9 million long-term liability (bank loan) to current liabilities as of 31 December 2004.

3.4. Current liabilities and provisions

Increase in current liabilities over 31 December 2003 results from reclassification of the loan installment mentioned under point 3.3. above and increase in accruals. As at 31 December 2004 the short-term bank loans amounted to PLN 34.9 million. At the same time short-term provisions decreased mainly due to reversal of guarantee provision in the amount of PLN 5.6 million.

4. CASH FLOW STATEMENT OF AGORA

Tab. 4

in PLN million	2004	2003	% change yoy
Net cash from operating activities	137.8	96.2	43.2%
Net cash from investment activities	(111.8)	(90.6)	23.4%
Net cash from financing activities	(9.2)	(9.4)	(2.1%)
Total movement of cash and cash equivalents	16.8	(3.8)	-
Cash and cash equivalents at the end of period	54.5	37.8	44.2%

As at 31 December 2004, the Company had PLN 193.4 million in cash and in short-term monetary assets, of which PLN 54.5 million was in cash and PLN 138.9 million in short-term monetary assets.

Considering the cash position and the available loan facility (PLN 500 million less the drawing of PLN 139.5 million), the Company does not anticipate any liquidity problems with regard to its further investment plans.

4.1. Operating activities

Net cash from operating activities significantly improved in 2004 in comparison to last year. The main factors behind it were: enhancement of profitability (please refer to profitability ratios) and operating efficiency.

4.2. Investment activities

Higher net outflow from investing activities in 2004 was caused mainly by increased purchases of short-term securities (investments of free cash). In 2004 total net spending on short-term securities (treasury bonds and certificates in investment funds) amounted to PLN 98.9 million. Remaining outflows from investment activities related to purchases of fixed assets (PLN 16.1 million) and loans granted to related companies (PLN 12.3 million).

4.3. Financing activities

In 2004 net cash from financing activities mainly included interests paid in the amount of PLN 9.0 million.

5. SELECTED FINANCIAL RATIOS [2]

Tab. 5

	2004	2003	% change yoy
Profitability ratios			
Net profit margin	6.3%	1.0%	5.3pp
Gross profit margin	42.1%	37.2%	4.9pp
Return on equity	5.2%	0.8%	4.4pp
Efficiency ratios			
Inventory turnover	9 days	9 days	-
Debtors days	40 days	42 days	(4.8%)
Creditors days	31 days	36 days	(13.9%)
Liquidity ratio			
Current ratio	2.7	2.2	22.7%
Financing ratios			
Gearing ratio (1)	-	4.7%	-
Interest cover	7.4	0.4	1,750.0%
Free cash flow interest cover	13.5	7.8	73.1%

(1) as at 31 December 2004 the Company had net cash position.

Definitions of financial ratios *[2]* are presented at the end of part IV of this MD&A *("Operating review – major lines of business of the Company").*

IV. OPERATING REVIEW - MAJOR LINES OF BUSINESS OF THE COMPANY

IV.A. PRESS AND THE INTERNET

Tab. 6

in PLN million	2004	2003	% change yoy
Total sales	763.3	657.3	16.1%
Copy sales	186.8	179.6	4.0%
incl. *Gazeta Wyborcza*	186.8	179.4	4.1%
Advertising revenue	446.3	423.4	5.4%
incl. *Gazeta Wyborcza*	441.1	415.1	6.3%
Revenue from Internet activity	11.9	8.1	46.9%
Other revenue	118.3	46.2	156.1%
incl. sales of printing services	43.4	30.0	44.7%
Total operating cost	(628.5)	(597.0)	5.3%
Raw materials, energy and consumables	(194.7)	(154.1)	26.3%
incl. newsprint for press (purchased by Agora)	(94.3)	(100.5)	(6.2%)
Staff cost	(172.1)	(178.0)	(3.3%)
D&A	(70.7)	(83.5)	(15.3%)
Other operating cost net, incl.:	(191.0)	(181.4)	5.3%
promotion and marketing (1)	(72.9)	(64.0)	13.9%
outsourced printing services	(32.0)	(37.6)	(14.9%)
restructuring	(7.1)	-	-
EBIT	134.8	60.3	123.5%
EBIT margin	17.7%	9.2%	8.5pp
EBITDA	205.5	143.8	42.9%
EBITDA margin	26.9%	21.9%	5.0pp
Full-time employment at the end of the period (2)	2,714	3,054	(11.1%)

(1) *the amounts do not include the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation on space which was not sold to external clients*

(2) *includes employees in the period of notice due to restructuring of the Company*

(3) *due to specific characteristic of the activities of the Agora Group, the table above includes consolidated data of Agora SA and Agora Poligrafia Sp. z o.o.*

1. *GAZETA WYBORCZA*

1.1. Revenue

1.1.1. Copy sales

In 2004, average copy sales of *Gazeta Wyborcza* amounted to 436 thousand copies and increased by 4.5% versus last year.

1.1.2. Advertising sales

In 2004, *Gazeta*'s advertising revenue grew by 6.3% (monitoring refers to display advertising, classifieds and inserts).

According to Agora's estimates (adjusted price-list data) in 2004, *Gazeta's* share in display advertising in national, Warsaw and local dailies amounted to 43%, about 1pp lower than last year.

Gazeta's share in the national display advertising stood at 50% and was down only 5pp, despite the entry of a new tabloid *Fakt*. The fall in *Gazeta's* share in the national newspaper advertising was stopped. Since the second quarter of 2004 *Gazeta's* share has been remaining on the same level.

Combined share of the Warsaw section of *Gazeta Wyborcza* and *Metro* in a very competitive Warsaw display advertising market remained at very high level from previous year. Free daily *Metro* grew advertising revenues by ca. 60%.

Revenues from display advertising in the local markets (outside Warsaw) increased by as much as 13% in 2004. Healthy sales growth translates into improved market share. According to Agora's estimates, *Gazeta's* share in local display advertising increased by over 2pp.

The share of ad pages in the total pagecount reached ca 42% (up nearly 6pp), while the average number of ad pages published daily in all local and national editions amounted to ca 264 (up by over 4%) *[3]*. Thanks to ongoing optimization of page space, the average daily number of editorial pages decreased by 9%.

1.1.3. Other revenues

Increase in other revenues was mainly attributed to a book project. Since June 2004, the books from the collection of international and Polish literature can be purchased together with *Gazeta Wyborcza* for PLN 15. Total revenues from the project amounted to PLN 58.5 million and the project was profitable. Due to popularity of the project, the series was enlarged to 40 editions. The project ended on 1 March 2005.

In 2004 the Group recorded a 44.7% increase in sale of printing services. This was caused both by growing sales to new and existing clients.

1.2. Cost of production of *Gazeta Wyborcza* (newsprint and printing services)

Tab. 7

Cost of production of *Gazeta Wyborcza (1)* (newsprint and printing services) in PLN million	2004	2003	% change yoy
Fixed cost	67.8	73.6	(7.9%)
incl. D&A	38.4	40.5	(5.2%)
Variable cost	137.8	143.9	(4.2%)
incl. newsprint	110.8	118.7	(6.7%)
TOTAL fixed and variable cost	205.6	217.5	(5.5%)

(1) the table includes total cost of the production of Gazeta Wyborcza, both in own printing plants and in printing plant of Agora Poligrafia Sp. z o.o.

In 2004, the production volume sold to external clients increased by 37% as compared to 2003.

1.2.1. Newsprint and printing services

The change of newsprint cost and cost of printing services in 2004 was mainly affected by the structure of production. Printing volume of *Gazeta Wyborcza* remained on the last year level, including a 16% decrease of printing volume in external printing plants. The main reasons for decreased production in external printing plants were changes in structure of printed titles and shift of *Duzy Format* (Large Format) production from external printing plant to Agora's in-house facility at the beginning of June 2004.

2. FREE PRESS

Until 15 November 2004, free daily *Metro* was distributed in Warsaw five times a week and its average daily circulation reached 133 thousand copies. On 15 November 2004 *Metro* was rolled out to 10 largest cities in Poland: Bydgoszcz, Katowice, Cracow, Lublin, Lodz, Poznan, Szczecin, Trojmiasto, Wroclaw and Warsaw with an average circulation of 269 thousand copies. Broadening of the newspaper's reach to 10 cities enhances Agora's offer in national and local advertising and strengthens its position in different advertising markets. A year since transferring *Metro* into a daily in Warsaw, the newspaper became one of the most widely read newspapers in Warsaw (during the week *Metro* is read by ca. 27% inhabitants of Warsaw). First December readership data – a month after a rollout

- reflect *Metro's* potential to become one of the most frequently read newspaper in Poland (11% of weekly readership reach in 10 largest cities).

In 2004, *Metro* generated revenue of PLN 5.0 million, which was PLN 1.5 million more than in 2003. In 2004, *Metro's* production cost (newsprint and printing services) was PLN 4.1 million. *Metro's* share in the display advertising was ca 5% in 2004.

3. INTERNET *[4]*

The year 2004 was very successful for portal *Gazeta.pl*: the number of visitors and page views significantly improved. Revenue from Internet activity amounted to PLN 11.9 million – a 47% increase versus last year. Internet Division met its operating targets and recorded positive EBITDA in the second half of 2004.

The main source of revenue is advertising (over 75% of revenue). According to CR Media Consulting, *Gazeta.pl's* share in online advertising market amounted to 11%. Other sources of revenue are developed: display advertising, sale of content (*Gazeta Wyborcza's* archive), e-commerce commission. Since mid-year *Gazeta.pl* became a leading information provider of the newly established mobile platform *Swiat Idei* (Idea's World), run by PTK Centertel Sp. z o.o.

Gazeta.pl's strategy is the development of high quality news and content channels; popular and attractive to advertisers. The year 2004 brought significant changes. The group of news channels saw improvements – new *Wiadomosci* channel (*News* channel) is updated online, as expected by internet users, internet sites of *Tok FM* and *Metro* have been created. Business news channel has been enlarged and its page views grew by 100%. The offer of women services was greatly enlarged – thanks to synergies with Agora's magazines, *Avanti* and *Cztery Kąty* thematic channels have been created. Overall, thematic channels for women saw a 5 times higher page views than last year – up to 0.5 million of unique users monthly.

The number of unique users of *Forum* amounted to 1 million monthly, which is three times more than last year. *Forum* is a leader in Polish internet it its category. The group of community channels was enriched by an introduction of blogs – *Blox.pl*.

The number of unique users of *Gazeta.pl* increased by 68% in 2004 to 3.7 million in December 2004. The portal's reach by PBI (new standard in internet research) amounted to 27% in the fourth quarter of 2004.

IV.B. THE MAGAZINES

In March 2004 Agora launched *Avanti,* the first title in Poland of the increasingly popular category of the so-called *shopping magazines. Avanti* is a practical guide into the world of fashion and beauty, it gives advice and shows trends.

The debut of *Avanti* was successful despite strong competition and fall of copy sales in all segments of magazine market. Advertising revenue and copy sales exceeded expectations. Average copy sales of the first nine issues amounted to 157 thousand. In September the magazine *Avanti* was awarded a "Debut of the Year 2004" prize by *Media & Marketing Polska.* In Media Trendy contest *Avanti* received two awards – debut and magazine of the year.

In September 2004 Agora also introduced a new housekeeping type magazine *Nasz Poradnik.* Average copy sales of the first four issues amounted to 105 thousand.

In June 2004 Agora decided to close free monthly *City Magazine.* Prohibition of tobacco advertising, liberalizations of the law allowing beer commercials on t.v. and decrease in advertising spending of telecommunication companies significantly decreased advertising revenue of the magazine. Despite several restructuring attempts, the magazine became permanently unprofitable. One-time write-off of goodwill of *City Magazine* amounted to PLN 2 million.

In December 2004 Proszynski Media Sp. z o.o. purchased magazine *Wiedza i Zycie* from Agora. This was the transaction of sale of assets and rights to the title. Last issue prepared by Agora appeared in January.

Tab. 8

in PLN million	2004	2003	% change yoy
Total sales	91.9	78.4	17.2%
Copy sales	51.1	46.8	9.2%
Advertising revenue	40.5	31.5	28.6%
Other revenue	0.3	0.1	200.0%
Total operating cost	(104.3)	(89.9)	16.0%
Raw materials, energy and consumables	(0.9)	(0.6)	50.0%
Staff cost	(20.5)	(19.0)	7.9%
D&A	(5.9)	(6.7)	(11.9%)
Other operating cost net, incl.:	(77.0)	(63.6)	21.1%
promotion and marketing (1)	(29.8)	(23.5)	26.8%
outsourced printing services	(36.8)	(31.3)	17.6%
restructuring	(2.6)	-	-
EBIT	(12.4)	(11.5)	(7.8%)
EBIT margin	(13.5%)	(14.7%)	1.2pp
EBITDA	(6.5)	(4.8)	(35.4%)
EBITDA margin	(7.1%)	(6.1%)	(1.0pp)
Full-time employment at the end of the period	226	232	(2.6%)

(1) the amounts do not include the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation on space which was not sold to external clients

Magazine's EBITDA without new titles (*Avanti* and *Nasz Poradnik*) amounted to PLN 2.9 million in 2004.

1. REVENUE

1.1. Copy sales

Tab. 9

	2004	2003	% change yoy
Average copy sales (in thousand of copies)	1,054.1	1,010.4	4.3%

Increase of copy sales is mainly caused by new titles *Avanti* and *Nasz Poradnik.*

Copy sales of December issue of monthly *Dziecko* amounted to record 88.4 thousand copies (Agora's estimates). This is the highest circulation of *Dziecko* since 1996. The issue was accompanied with a choice of two Christmas fairy tales.

1.2. Advertising sales

Increase in advertising revenue was mainly attributed to the new title, *Avanti* (ca. 14.6%). The remaining increase (ca 14.0%) stems from content and layout changes, as well as restructuring of the sales team.

In 2004, the magazines occupied 5.4% share in the magazine advertising market, this is a 1.0pp increase versus the previous year.

The national magazine market grew by 10.1% in the said period.

2. COST

2.1. Cost of production of the Magazines (newsprint and printing services)

Printing services in external printing plants include the cost of newsprint and printing services. The printing cost was affected mainly by the introduction of *Avanti* and *Nasz Poradnik* (increase by PLN 6.1 million) and City Magazine discontinuance (decrease by PLN 0.6 million).

2.2. Other cost

Higher cost of payroll resulted from the introduction of new titles.
Higher promotion and marketing costs in 2004 resulted mainly from *Avanti's* promotion.

4

NOTES

[1] The data on the number of copies sold of daily newspapers is based on the National Circulation Audit Office (ZKDP).The term "copy sales" used in this MD&A is consistent with the sales declarations of publishers to the National Circulation Audit Office.

Data on dailies' readership are based on PBC General(except for PBC Daily used for Metro data), research carried out by MillwardBrown SMG/KRC on a random. nationwide sample of Poles over 15 years of age. Weekly readership index was used - percentage of respondents reading at least one edition of the title within 7 days of the survey. Size of the samples: nationwide PBC General in 2003 = 36,145, 2004 = 36,193; PBC Daily: sample in 10 cities where Metro is distributed December2004 n = 1,096, 2004 Warsaw n = 4,083.

[2] Definition of ratios:

Net profit margin= $\dfrac{\text{Net profit (loss)}}{\text{Sales of finished products. merchandise and materials}}$

Gross profit margin= $\dfrac{\text{Profit (loss) on sales}}{\text{Sales of finished products, merchandise and materials}}$

Return on equity= $\dfrac{\text{Net profit (loss)}}{\text{(Equity at the beginning of the period +Equity at the end of the period) / 2}}$

Debtors days= $\dfrac{\text{(Trade receivables at the beginning of the period + Trade receivables at the end of the period / 2}}{\text{Sales of finished products. merchandise and materials / no. of days}}$

Creditors days= $\dfrac{\text{(Trade creditors at the beginning of the period + Trade creditors at the end of the period) / 2}}{\text{Cost of sales / no. of days}}$

Inventory turnover= $\dfrac{\text{(Inventories at the beginning of the period + Inventories at the end of the period) / 2}}{\text{Cost f sales / no. of days}}$

Current ratio = $\dfrac{\text{Current Assets}}{\text{Current liabilities}}$

Gearing ratio= $\dfrac{\text{Current and non-current liabilities from loans – cash and cash equivalents – highly liquid short-term monetary assets}}{\text{Total liabilities}}$

Interest cover= $\dfrac{\text{Operating profit / (loss)}}{\text{Interest charge}}$

Free cash flow interest cover= $\dfrac{\text{Free cash flow}}{\text{Interest charge}}$

[3] Data based on modified methodology of share of ad pages calculation, complying with regulations in VAT act.

[4] Data on the number of unique users: own calculation on the basis of GemiusTraffi, Gemius S.A. Portal reach estimated on the basis of MegaPanel PBI/Gemius, Polskie Badania Internetu Sp. z o.o. and Gemius S.A.. data. Share in online advertising market based on Ad Media Report 2005, CR Media Consulting.

V. MANAGEMENT BOARD'S REPRESENTATIONS

1. Representation concerning accounting policies

Management Board of Agora confirms that, to the best knowledge, consolidated financial statements together with comparative figures, have been prepared according to all applicable accounting standards and give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for the year.

Management Discussion and Analysis shows true view of the state of affairs of the Company, including evaluation of risks and uncertainties.

2. Representation concerning election of the Company's auditor

Management Board of Agora confirms that the Company's auditor have been elected according to applicable rules and that the company auditing Agora's accounts and chartered accountants engaged in the audit of Agora met objectives to express objective and independent opinion.

VI. ADDITIONAL INFORMATION

VI.A. INFORMATION CONCERNING SIGNIFICANT CONTRACTS

In 2004 Agora SA did not enter into contracts that would be classified as significant according to the stipulations of the Cabinet Decree on disclosure obligations of public companies. On 13 December 2004, however, the Company entered into annex to the long-term consortium loan agreement dated 5 April 2002 concluded with the Bank Polska Kasa Opieki S.A. Subject to the Annex, a pledge by registration established on future rights of the trade mark *Wiedza i Życie* was annulled. The Annex also cancelled all other securities established on the title *Wiedza i Życie* for the purpose of securing the consumed amount of the loan.

1.1 Information concerning insurance and agreements of mutual aid and cooperation

Significant insurance contracts concluded by the Company in 2004 are listed below:

Agora SA.: *Tab. 13*

Scope	Insurance agent	Subject of insurance
all risks including risk of theft with burglary and robbery	STU Ergo Hestia SA - 70% (leading) TU Allianz Polska SA - 30% (co-agent)	buildings, real estate, adaptation costs, machinery, forklifts, equipment, KBA printing machines, production materials and newsprint, promotion materials in stock, cash on hand and on delivery Warsaw plus all territorial branches (including plants)
all risks of material loss (section I)	STU Ergo Hestia SA - 70% (leading) TU Allianz Polska SA - 30% (co-agent)	electronic stationary equipment (owned and entrusted), electronic remote equipment Warsaw plus all territorial branches
damage of machines and equipment	STU Ergo Hestia SA - 70% (leading) TU Allianz Polska SA - 30% (co-agent)	KBA printing machines in all plants
civil liability	STU Ergo Hestia SA	civil liability for injuries to the person or material damage – resulting from business activity or owned estate; civil liability of tenant; civil liability of special events organizer, civil liability of employer
Business Travel	TUiR WARTA SA	business travel abroad, settled correspondents
Accident insurance	PZU SA	business travel abroad

In 2004 Agora SA did not enter into any material mutual aid or cooperation agreements.

VI.B. CHANGES OF CAPITAL AFFILIATIONS OF THE ISSUER WITH OTHER ENTITIES

- On 19 January 2004 Agora purchased shares in Radio Klakson Sp. z o.o. with its seat in Wroclaw – the broadcaster of a local radio program named *Radio Blue 106.1 FM* (Wroclaw), *Radio Blue 106.6 FM* (Opole) and *Radio Blue 101.7 FM* (Zielona Gora). After the transaction Agora's stake in the share capital of Radio Klakson Sp. z o.o. increased from 49% to 100%, which entitles the Company to exercise 100% of votes at the shareholders meeting.
- On 30 January 2004 Agora SA acquired shares in Radio Wanda Sp. z o.o. with its seat in Cracow – the broadcaster of a local radio program named *Zlote Przeboje Wanda 92.5 FM*. After the transaction Agora's stake in the share capital of Radio Wanda Sp. z o.o. increased from 27% to 100%. Agora is entitled to exercise 100% of votes at the shareholders meeting.
- On 23 February 2004 Agora's subsidiary- Art Marketing Syndicate SA. with its seat in Poznan (AMS) and the company Clear Channel Poland Sp.z o.o. with its seat in Warsaw (CCP) founded a limited liability company under the business name Polskie Badania Outdooru (PBO). AMS SA. held 51% of PBO share capital entitling it to exercise 51% of total number of votes at the shareholders meeting..The PBO's activities are research of outdoor advertising panels, authorizing the results of research in advertising campaigns and setting the standards of outdoor advertising research in Poland.
- On 28 April 2004 the increase of the initial capital of Lokalne Rozglosnie Radiowe Sp. z o.o. (the subsidiary company of Agora SA) was registered. The increase was performed by the contribution in kind of shares of the subsidiary companies of Agora SA.
- On 24 June 2004 Agora purchased shares in Tres Sp. z o.o. with its seat in Sieradz - the broadcaster of a local radio program named *Radio Pabianice*. The acquired shares constitute a 48.51% stake in the share capital of Tres Sp. z o.o. and entitle the Company to exercise 48.51% of votes at the shareholders meetings.
- In July 2004 the Company acquired shares constituting 52% of share capital in the company Multimedia Plus Sp. z o.o. with its seat in Srem - the broadcaster of a local radio program named *Rock Radio Wielkopolska*. After the transaction Agora SA stake in the company's capital increased to 76% which entitles Agora to exercise 76% of votes at the General Meeting of Shareholders.
- On 4 December 2004 the Extraordinary General Meting of Shareholders of Agora's subsidiary – Radio Klakson Sp. z o.o. with its seat in Wroclaw – adopted a resolution on division of the company. As a result of the division, three companies were established: Radio Klakson Sp. z o.o. with its seat in Wroclaw, Radio Lokalne Zielona Góra Sp. z o.o. with its seat in Zielona Gora and Lokalne Radio w Opolu Sp. z o.o. with its seat in Opole. Agora SA holds 100% of shares in each of the three companies.
- On 10 December 2004 Agora's subsidiary - Art Marketing Syndicate S.A. with its seat in Poznan – sold the whole stake held in the company IDM Serwis Sp. z o.o.

VI.C. OTHER SUPPLEMENTARY INFORMATION

1. The shares in Agora SA and its affiliates owned by members of the Management Board

1.1. Shares in Agora SA

Tab. 14

	as of 31 December 2004	Nominal value (PLN)
Wanda Rapaczynski	1,401,857	1,401,857.00
Piotr Niemczycki	1,748,373	1,748,373.00
Zbigniew Bak	155,850	155,850.00
Jaroslaw Szalinski	9,218	9,218.00

1.2. Shares in the affiliated company Agora-Holding Sp. z o.o.

Tab. 15

	as of 31 December 2004	Nominal value (PLN)
Wanda Rapaczynski	1	10,427.84
Piotr Niemczycki	1	10,427.84
Zbigniew Bak	1	10,427.84

The stake held by each of the Management Board members constitutes 16.67% of the share capital and entitles them to exercise 16.67% of voting rights at the general meeting of Agora-Holding Sp. z o.o.

2. The shares in Agora SA and its affiliates owned by members of the Supervisory Board

2.1. Agora SA

Tab. 16

	as of 31 December 2004	Nominal value (PLN)
Anna Fornalczyk	0	0
Tomasz Sielicki	33	33
Stanislaw Soltysinski*(1)*	-	-
Louis Zachary	0	0
Sanford Schwartz	0	0

(1) Stanislaw Soltysinski invests in a „blind trust"fund

2.2. Shares in affiliated companies

According to the Company's best knowledge none of the Supervisory Board members held shares in Agora's affiliated companies.

3. The shares of Agora SA owned by Agora SA, group companies or parties acting on their behalf

The shares of Agora SA are not owned by Agora itself, group companies or parties acting on their behalf.

4. Changes to the basic rules of managing the issuer's company and its capital group. Description of changes in the organization of Agora's capital group

During 2004 no changes were introduced to the basic rules of managing the issuer's company and its capital group. Except for changes of the issuer's capital affiliations with other entities discussed in the MD&A, no other changes were introduced in the organization of Agora's capital group.

5. Changes in the composition of the Management and Supervisory Board

On 24 June 2004 the General Meeting of Shareholders appointed the following persons:
- Jaroslaw Szalinski as Management Board member (filed in the register on 15 July 2004),
- Anna Fornalczyk and Sanford Schwartz as Supervisory Board members.

Also, on 13 August 2004 Helena Luczywo handed in her resignation from the function of Deputy President of the Management Board and the post of member of the Management Board of Agora SA.

6. Remuneration and other benefits paid to the Management and Supervisory Board

Remuneration and other benefits paid to the Management and Supervisory Board members are disclosed in additional explanatory note 10 to the financial statements.

7. Shareholders entitled to exercise over 5% of total voting rights at the General Meeting of Shareholders. either directly or through affiliates

To the best of the Company's knowledge as of the day of publication of the report for 2004 the following shareholders are entitled to exercise over 5% of voting rights at the General Meeting of Shareholders in the Company:

Tab. 17

	no. of shares	% of share capital	no. of votes	% of voting rights
Agora-Holding Sp. z o.o.	10,458,636	18.43%	27,585,036	36.40%
Cox Poland Investment. Inc.	5,668,450	9.99%	7,568,663	9.99%

To the knowledge of Agora's Management Board here are no agreements which could result in future changes in the stakes held by its present shareholders, except for agreements in share distribution between Agora SA and Agora-Holding Sp. z o.o. concerning execution of participation plans in connection with the incentive plans carried out by Agora about which the Management Board informed on 18 December 2000 and two annexes to one of the above-mentioned agreements, whose main stipulations were announced in current reports of 14 April 2003 and 9 July 2003.

8. Information about financial instruments

Information about financial statements in respect of:

a) risk: price risk, credit risk, material disruptions to cash flow and risk of liquidity problems and
b) goals and methods of financial risk management

is disclosed in additional explanatory note 1 to the financial statements.

VII. EVENTS AFTER THE BALANCE SHEET DAY

Important post balance sheet events are described in the additional explanatory note 13 to the financial statements.

VIII. ADDITIONAL INFORMATION TO THE REPORT

- As of 31 December 2004, the Company has not entered into litigation or has been litigated for claims or liabilities that in total exceed 10% of the Company's equity.
- As of 31 December 2004 the Company has not granted guarantees for loans that in total exceed 10% of the Company's equity.
- Detailed data regarding loans taken is included in additional note 19 and 20 to the financial statements.
- Detailed data regarding loans granted is included in additional explanatory note 23 to the financial statements.
- Transactions with related parties are described in additional explanatory note 7.1 and 7.2 to the financial statements.
- Comparable data was adjusted in accordance with the description in additional explanatory note 16 to the financial statements.
- Off-balance sheet items presented as per their subject, object and value are described in additional explanatory note 2 to the financial statements.
- Agora SA has 19 branches in following cities: Bialystok, Bydgoszcz, Czestochowa, Gdansk, Lodz, Olsztyn, Opole, Plock, Poznan, Radom, Pila, Rzeszow, Katowice, Kielce, Krakow, Lublin, Szczecin, Wroclaw, Zielona Gora. Agora does not have branches which prepare their own financial statements.

Warsaw, 12 April 2005

Wanda Rapaczynski – President of the Management Board *signed on Polish original*

Piotr Niemczycki – Deputy President of the Management Board *signed on Polish original*

Zbigniew Bak – Deputy President of the Management Board *signed on Polish original*

Jaroslaw Szalinski – Member of the Management Board *signed on Polish original*

Translation

AGORA SA GROUP

CONSOLIDATED FINANCIAL STATEMENTS, OPINION AND REPORT OF THE INDEPENDENT AUDITOR FOR THE FINANCIAL YEAR FROM 1 JANUARY 2004 TO 31 DECEMBER 2004

Translation

Auditor's opinion and report.

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa, Polska

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
contact_us@kpmg.pl
www.kpmg.pl

OPINION OF THE INDEPENDENT AUDITOR

To the General Meeting of Agora S.A.

We have audited the enclosed consolidated financial statements of the Agora S.A. Group, seated in Warsaw, ul. Czerska 8/10, consisting of the introduction to the consolidated financial statements, the consolidated balance sheet as at 31 December 2004, with total assets of and total liabilities and equity of PLN 1,446,284 thousand, the consolidated profit and loss account for the year then ended with a net profit of PLN 66,316 thousand, the statement of changes in consolidated equity for the year then ended with an increase in equity of PLN 59,444 thousand, the consolidated cash flow statement for the year then ended with an increase in cash amounting to PLN 38,596 thousand and the supplementary information and explanations.

Management of Agora S.A. is responsible for the true and fair presentation of the consolidated financial statements and the correctness of the consolidation documentation. Our responsibility is to audit and express an opinion on the true and fair presentation of the consolidated financial statements and correctness of the consolidation documentation the consolidated financial statements are based on.

We conducted the audit of the consolidated financial statements in accordance with International Standards on Auditing as promulgated by the International Federation of Accountants, section 7 of the Polish Accounting Act dated 29 September 1994 (Official Journal from 2002, No. 76, item 694 with amendments) and the professional standards established by the National Council of Certified Auditors. The regulations require that we plan and perform an audit to obtain a reasonable basis for expressing an opinion on the consolidated financial statements. The audit includes verification of the accounting principles applied by the entities of the Group and sample review of the source of the financial data and disclosures included in the consolidated financial statements, as well as overall assessment of the consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the audited consolidated financial statements of the Agora S.A. Group are based on correct consolidation documentation and present in all material aspects a true and fair view of the financial position of the Group as at 31 December 2004 and the results of its operations for the year then ended in accordance with the accounting standards established by the Accounting Act dated 29 September 1994 and related regulations as well as requirements for issuers of publicly traded securities and comply with legal regulations influencing the consolidated financial statements.

As required by the Accounting Act dated 29 September 1994 we also confirm that the Report on the Group's activities includes the information required by Art. 49 Note 2 of the Accounting Act and complies with the requirements of the Ministry of Finance Decree dated 16 October 2001 on current and periodic information provided by issuers of publicly traded securities (Official Journal from 2001, No 139, item 1569 with amendments), and the information is consistent with the consolidated financial statements.

Signed on the Polish original

....

Certified Auditor No. 90046/7419
Marcin Domagała,
Member of the Board of Directors

signed on the Polish original

....

For KPMG Audyt Sp. z o.o.
ul. Chłodna 51; 00-867 Warsaw
Certified Auditor No. 90046/7419
Marcin Domagała,
Member of the Board of Directors

Warsaw, 12 April 2005

Translation

AGORA SA GROUP

REPORT
OF THE INDEPENDENT AUDITOR

4

AGORA S.A. GROUP

REPORT SUPPLEMENTING THE OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004

Contents

9

1 General information

1.1 Identification of the Group

1.1.1 Name of the Group

Agora S.A. Group

1.1.2 Registered office of the parent company of the Group

ul. Czerska 8/10
00-732 Warszawa

1.1.3 Registration of the parent company in the National Court Register

Seat of the court:	Regional Court in Warsaw, XX Commercial Department
Date:	7 November 2001
Registration number:	KRS 0000059944

1.1.4 Registration of the parent company in the Tax Office and Statistical Office

NIP:	526-030-56-44
REGON:	011559486

1.2 Information about companies included in the Group

1.2.1 Companies included in the consolidated financial statements

As at 31 December 2004, the following companies belonging to the Group were consolidated:

Parent company:

- Agora S.A.

Subsidiaries consolidated based on "full consolidation" method:

- Agora Poligrafia Sp. z o.o.
- KKK FM S.A.
- Elita Sp. z o.o.
- Radio Trefl Sp. z o.o.
- IM 40 Sp. z o.o.
- Lokalne Rozgłośnie Radiowe Sp. z o.o.
- O'LE Sp. z o.o.
- Karolina Sp. z o.o.
- CITY Radio Sp. z o.o.
- BARYS Sp. z o.o.

- Radio na Fali Sp. z o.o. (former ZUH UZNAM Sp. z o.o.)
- ROM Sp. z o.o.
- Agencja Reklamowa Jowisz Sp. z o.o.
- Radio Pomoże Sp. z o.o.
- Twoje Radio Sp. z o.o.
- Wibor Sp. z o.o.
- Art Marketing Syndicate S.A.
- Adpol Sp. z o.o.
- Akcent Media Sp. z o.o.
- Radio Klakson Sp. z o.o.
- Radio Wanda Sp. z o.o.
- Multimedia Plus Sp. z o.o.
- Lokalne Radio w Opolu Sp. z o.o.
- Radio Lokalne Zielona Góra Sp. z o.o.

The following subsidiaries have been first time included in the consolidated financial statements for the year ended 31 December 2004, as a result of control established by the parent company:

- Radio Klakson Sp. z o.o. – included in the consolidated financial statements for the period since 19 January 2004 till 31 December 2004;
- Radio Wanda Sp. z o.o. – included in the consolidated financial statements for the period since 30 January 2004 till 31 December 2004;
- Multimedia Plus Sp. z o.o. – included in the consolidated financial statements for the period since 30 September 2004 till 31 December 2004;
- Lokalne Radio w Opolu Sp. z o.o. – included in the consolidated financial statements for the period since 30 December 2004 till 31 December 2004;
- Radio Lokalne Zielona Góra Sp. z o.o. – included in the consolidated financial statements for the period since 30 December 2004 till 31 December 2004.

1.2.2 Entities not included in the consolidated financial statements

Associate entities accounted for using equity method:

- Inforadio Sp. z o.o.,
- Jan Babczyszyn Radio Jazz FM Sp. z o.o.,
- Biuro Obsługi Radiowej Sp. z o.o.,
- Radio Mazowsze Sp. z o.o.,

- Bis Media Sp. z o.o.,
- Regionalne Przedsiębiorstwo Związkowe Sp. z o.o.,
- Tres Sp. z o.o.

The below mentioned companies belonging to the Group have not been consolidated in accordance with art. 58, note 1 of the Polish Accounting Act dated 29 September 1994 (Official Journal from 2002, No. 76, item 694 with amendments).

- Radio Wawel Sp. z o.o. (the company did not start its activity),
- Centrum Handlu Internetowego Sp. z o.o.,
- Jamar Sp. z o.o.,
- Projekt Inwestycyjny Sp. z o.o.,
- Polskie Badania Internetu Sp. z o.o.,
- Aktis Media Sp. z o.o. (in bankruptcy),
- Polskie Badania Reklamy Zewnętrznej Sp. z o.o. (in liquidation),
- Media System Sp. z o.o.,
- Polskie Badania Outdooru Sp. z o.o.

1.3 Information on auditor

KPMG Audyt Sp. z o.o.
ul. Chłodna 51,
00-867 Warsaw

KPMG Audyt Sp. z o.o. (prior to 9 May 2004, registered as KPMG Polska Audyt Sp. z o.o.) is registered as a certified financial statements auditor number 458.

1.4 Legal status

1.4.1 Share capital of the parent company

The parent company was established for an indefinite period under the terms of its Statute dated 11 March 1998.

The share capital of the parent company amounted to PLN 56,757,525.00 as at 31 December 2004 and was comprised of 56,757,525 ordinary shares with a nominal value of PLN 1.00 each.

As at 31 December 2004, the shareholder structure of the parent company was as follows:

Name of the Shareholder	Number of shares	Number of voting rights (in %)	Book value of shares PLN'000	Percentage of share capital (in %)
Agora - Holding Sp. z o.o.	10,458,536	36.4%	10,458.5	18.4%
Cox Poland Investments, Inc.	5,668,450	10.0%	5,668.5	10.0%
Deutsche Bank Trust	3,369,039	4.4%	3,369.0	5.9%
Others	37,261,500	49.2%	37,262.0	65.7%
	56,757,525	100.0%	56,758.0	100.0%

1.4.2 Management of the parent company

The Board of Directors is responsible for management of the parent company.

At 31 December 2004, the Board of Directors of the parent company comprised of the following members:

- Wanda Rapaczynski - President of the Board
- Piotr Niemczycki - Vice President of the Board
- Zbigniew Bąk - Vice President of the Board
- Jarosław Szaliński - Member of the Board

According to the resolution of the General Meeting dated 24 June 2004, Mr. Jarosław Szaliński was appointed to a Member of the Board of Directors, effective 15 July 2004.

On 13 August 2004, Mrs Helena Łuczywo resigned from the position of Vice President of the Board of Directors.

1.4.3 Scope of activities

The business activities listed in the parent company's Statute include the following:

- newspaper, book, magazines and periodicals publishing and other publishing operations,
- newspaper printings, all other types of printing, composition of text and printing plates and other services related to printing otherwise not classified
- advertising,
- radio and television operations, releasing audio recordings, making films and video recordings,
- rendering services related to installation, repair and maintenance of television and radio transmitters, rendering services related to installation, repair and maintenance of professional radio and television equipment as well as all equipment necessary to steer sound and picture,
- data processing,
- software related activities,
- rendering computer hardware related advice,
- fixed line telephony and telegraphy,
- data transmission and data communications,
- market research and opinion polls,
- operating galleries and exhibition halls,

- retail sale of books, newspapers, stationery articles,
- operation related to lotteries as well as sports and other bets placement,
- other sports related operations,
- other commercial operations otherwise unclassified,
- operations related to holding management,
- accounting and book keeping operations,
- advisory services related to conducting commercial activities and management,
- development and sale of real estate in its own name,
- purchase and sale of real estate in its own name,
- management of real properties used for housing purposes,
- management of real properties used for non-housing purposes,
- other forms of granting credit facilities,
- other financial agency services, otherwise unclassified,
- carrying on activities of an information agency,
- carrying on activities related to data bases,
- carrying on activities related to archives,
- operations of agents specialising in sale of specific type of goods or a specific group of goods, otherwise unclassified,
- operations of agents dealing in sale of various types of goods.

The main business activities of the subsidiaries belonging to the Group include the following:

- Agora Poligrafia Sp. z o.o. - printing;
- Art Marketing Syndicate S.A. ("AMS") and companies from AMS S.A. Group - advertising;
- radio companies - local radio operations.

1.5 Information on the prior period consolidated financial statements of the Group

The Agora S.A. Group consolidated financial statements for the period ended 31 December 2003 (here in and thereafter called the consolidated financial statements) were audited by KPMG Polska Audyt Sp. z o.o. and received an unqualified opinion.

The consolidated financial statements were approved by the General Meeting of Agora S.A. on 24 June 2004.

The consolidated financial statements were submitted to the Registry Court on 1 July 2004 and were published in Monitor Polski B No. 1273 on 19 November 2004.

The consolidated closing balances as at 31 December 2003 have been properly recorded as the consolidated opening balances of the audited year in the consolidation documentation.

In the current year the Group has changed certain accounting principles and presentation of certain captions of the consolidated financial statements. Detailed description of these changes is presented in Note 16 of supplementary information and explanations. Comparative information for the year ended 31 December 2003 has been restated, accordingly.

1.6 Audit scope and responsibilities

This report of the independent auditor was prepared for the General Meeting of Agora S.A., seated in Warsaw, ul. Czerska 8/10, and relates to the consolidated financial statements comprising the introduction to the consolidated financial statements, the balance sheet as at 31 December 2004, with total assets of and total liabilities and equity of PLN 1,446,284 thousand, the profit and loss account for the year then ended with a net profit of PLN 66,316 thousand, the statement of changes in consolidated equity for the year then ended with an increase in equity of PLN 59,444 thousand, the consolidated cash flow statement for the year then ended with an increase in cash amounting to PLN 38,596 thousand, and the supplementary information and explanations.

The consolidated financial statements have been audited based on the decision of the Board of Directors dated 4 October 1996 on the appointment of the auditor of the consolidated financial statements.

The consolidated financial statements have been audited in accordance with the contract dated 20 September 2004.

We conducted the audit of the consolidated financial statements in accordance with International Standards on Auditing as promulgated by the International Federation of Accountants, section 7 of the Accounting Act dated 29 September 1994 (Official Journal from 2002, no 76, item 694 with amendments) and the professional standards established by the National Council of Certified Auditors.

We have audited the consolidated financial statements in the parent company's head office during the period from 30 August 2004 until 17 September 2004 and from 9 March 2005 until 25 March 2005.

We have conducted an independent audit of the consolidated financial statements in order to express an opinion thereon and present this, together with a written report of the independent auditor, to the General Meeting of Agora S.A.

On 12 April 2005, the parent company's Board of Directors provided us with a statement as to the completeness, reliability, fairness and accuracy of the consolidated financial statements presented for audit, which also confirmed that there were no undisclosed matters till the moment of completion of the audit, which could significantly influence the information presented in the consolidated financial statements for the audited year.

The Board of Directors of Agora S.A. provided us with all documents and information necessary for expressing our opinion and preparation of the report of the independent auditor.

The Management Board and Supervisory Board members of KPMG Audyt Sp. z o.o. and other persons related to the audit of the consolidated financial statements of the Group meet the requirement for independence from the entities contributing to the Group. The scope of the work planned and performed has not been limited in any way. The method and scope of our audit is detailed in audit documentation held in the offices of KPMG Audyt Sp. z o.o.

1.7 Information about audits of financial statements of companies consolidated

Parent company	**Information on certified auditors and opinions issued**
Agora S.A.	The financial statements of the parent company for the year ended 31 December 2004 have been audited by KPMG Audyt Sp. z o.o., certified auditor number 458, and received an unqualified opinion.

Other consolidated entities	**Information on certified auditors and opinions issued**
Art Marketing Syndicate S.A.	The financial statements of the company for the year ended 31 December 2004 have been audited by KPMG Audyt Sp. z o.o., certified auditor number 458, and received an unqualified opinion.
Agora Poligrafia Sp. z o.o.	The financial statements of the company for the year ended 31 December 2004 have been audited by KPMG Audyt Sp. z o.o., certified auditor number 458, and received an unqualified opinion.
Adpol Sp. z o.o.	The financial statements of the company for the year ended 31 December 2004 have been audited by KPMG Audyt Sp. z o.o., a certified auditor number 458, and received an unqualified opinion.
Inforadio Sp. z o.o.	The financial statements of the company for the year ended 31 December 2004 have been audited by Polskie Centrum Audytu i Rachunkowości Sp. z o.o., a certified auditor number 162. As at the date of this report the audit has not been finalized.
KKK FM S.A.	The financial statements of the company for the year ended 31 December 2004 have been audited by Polskie Centrum Audytu i Rachunkowości Sp. z o.o., a certified auditor number 162. As at the date of this report the audit has not been finalized.

Other companies contributing to the Group were exempt from the obligation to audit the financial statements for the financial year ended 31 December 2004.

2 Financial analysis of the Group

2.1 Summary of the consolidated financial statements

2.1.1 Consolidated balance sheet

ASSETS	31.12.2004 PLN '000	% of total	31.12.2003 PLN '000	% of total
Non-current assets				
Intangible fixed assets	98,958	6.8	104,697	7.6
Goodwill of subsidiaries	176,964	12.2	176,941	12.9
Tangible fixed assets	725,211	50.2	805,641	58.5
Long term receivables	94	-	121	-
Long term investments	20,783	1.4	30,644	2.2
Long term prepayments and deferred expenses	17,231	1.2	15,501	1.1
	1,039,241	71.8	1,133,545	82.3
Current assets				
Inventories	18,586	1.3	15,166	1.1
Short term receivables	150,472	10.4	123,108	8.9
Short term investments	230,468	16.0	98,589	7.2
Short term prepayments and deferred expenses	7,517	0.5	6,470	0.5
	407,043	28.2	243,333	17.7
TOTAL ASSETS	1,446,284	100.0	1,376,878	100.0

EQUITY AND LIABILITIES	31.12.2004 PLN '000	% of total	31.12.2003 PLN '000	% of total
Equity				
Share capital	56,758	3.9	56,758	4.1
Reserve capital	1,007,930	69.7	1,015,997	73.8
Revaluation reserve	180	-	488	-
Accumulated loss from previous years	(6,494)	(0.4)	(10,115)	(0.7)
Net profit	66,316	4.6	2,118	0.2
	1,124,690	77.8	1,065,246	77.4
Minority interest	1,554	0.1	1,273	0.1
Liabilities and provisions for liabilities				
Provisions for liabilities	53,046	3.7	53,114	3.9
Long term liabilities	104,741	7.2	139,564	10.1
Short term liabilities	120,236	8.3	82,305	5.9
Accruals and deferred income	42,017	2.9	35,376	2.6
	320,040	22.1	310,359	22.5
TOTAL EQUITY AND LIABILITIES	1,446,284	100.0	1,376,878	100.0

2.1.2 Consolidated profit and loss account (by function)

	1.01.2004 - 31.12.2004 PLN'000	% of total sales	1.01.2003 - 31.12.2003 PLN'000	% of total sales
Net revenues from the sale of goods				
Net revenues from the sale of finished products	934,913	93.4	845,310	99.0
Net revenues from the sale of merchandise and raw materials	66,174	6.6	8,197	1.0
	1,001,087	100.0	853,507	100.0
Cost of finished products, merchandise and raw materials sold				
Cost of finished products sold	(551,359)	55.1	(556,380)	65.2
Cost of merchandise and raw materials sold	(46,983)	4.7	(5,206)	0.6
	(598,342)	59.8	(561,586)	65.8
Gross profit on sales	402,745	40.2	291,921	34.2
Selling expenses	(183,930)	18.4	(157,876)	18.5
Administrative and general expenses	(108,437)	10.8	(113,103)	13.3
Profit on sales	110,378	11.0	20,942	2.4
Other operating revenues				
Profit on the disposal of non-financial fixed assets	926	0.1	324	-
Donations	1,046	0.1	509	0.1
Other operating revenues	16,420	1.7	22,836	2.7
	18,392	1.9	23,669	2.8
Other operating expenses				
Revaluation of non-financial assets	(14,009)	1.4	(15,622)	1.8
Other operating costs	(19,062)	1.9	(11,651)	1.4
	(33,071)	3.3	(27,273)	3.2
Operating profit	*95,699*	*9.6*	*17,338*	*2.0*
Financial revenue				
Interest	8,983	0.9	8,571	1.0
Profit on the disposal of investments	3,413	0.3	1,580	0.2
Revaluation of investments	630	0.1	2,489	0.3
Other	7,174	0.7	6,291	0.7
	20,200	2.0	18,931	2.2
Financial expenses				
Interest	(9,498)	0.9	(10,059)	1.2
Revaluation of investments	(11,032)	1.1	(10,896)	1.3
Other	(3,689)	0.4	(7,744)	0.9
	(24,219)	2.4	(28,699)	3.4
Profit on the sale of all or part of shares of subordinated entities	-	-	322	0.0
Gross profit on business activities	*91,680*	*9.2*	*7,892*	*0.8*
Results of extraordinary events				
Extraordinary gains	-	-	31	-
Extraordinary losses	-	-	(2)	-
Amortisation of goodwill from subsidiaries	(13,414)	1.4	(12,894)	1.5
Gross profit/(loss)	78,266	7.8	(4,973)	0.7
Corporate income tax	(9,453)	1.0	9,616	1.1
Loss from shares in subordinated entities valued based on equity method	(1,417)	0.1	(1,689)	0.2
Loss of minority shareholders	(1,080)	0.1	(836)	-
Net profit	*66,316*	*6.6*	*2,118*	*0.2*

2.2 Selected financial ratios

	2004	2003	2002
1. Return on sales			
net profit x 100% / net revenues	6.6%	0.2%	6.7%
2. Debtors turnover			
average trade receivables (gross) x 365 days / net revenues	59 days	67 days	66 days
3. Debt ratio			
liabilities and provisions for liabilities x 100% / total equity and liabilities	22.2%	22.6%	25.8%
4. Current ratio			
current assets / current liabilities	2.5	2.0	1.3
5. Return on equity			
net profit x 100% / equity - net profit	6.3%	0.2%	5.2%

- Current assets exclude receivables due in more than 12 months.
- Current liabilities are comprised of short-term provisions for liabilities, short-term liabilities (excluding liabilities due in more than 12 months) and other short-term accruals.
- Net revenues are comprised of the sale of finished products, merchandise and raw materials.

2.3 Interpretation of selected financial ratios

Return on sales and return on equity

Increase of return on sales and return on equity is due to the increase in sales and net profit resulting from an improvement of advertising market and intensified promotional and marketing activities.

Debtors turnover

Debtors turnover increased in comparison to prior year primarily due to improvement in collection of accounts receivable.

Debt ratio

Debt ratio remains at the level comparable to the prior year.

Current ratio

The increase of current ratio as compared to prior year resulted primarily from higher balance of current assets, primarily short term investments.

3 Detailed report

3.1 Accounting principles

The parent company has current documentation describing the accounting principles applied in the Group, approved by the Board of Directors of the parent company.

The accounting principles are described in the introduction to the consolidated financial statements to the extent required by the Accounting Act and related regulations as well as requirements for issuers of publicly traded securities.

Entities contributing to the Group apply common accounting principles consistent with accounting principles applied by the parent company.

The financial statements of the entities included in the consolidated financial statements were prepared at the same balance sheet date as the financial statements of the parent company.

3.2 Principles of the preparation of the consolidated financial statements

The consolidated financial statements of the Agora S.A. Group were prepared in accordance with the accounting standards established by the Accounting Act dated 29 September 1994 and related regulations, as well as the requirements for issuers of publicly traded securities.

The consolidated financial statements were based on consolidation documentation complying with the Ministry of Finance Decree dated 12 December 2001 on standards for the preparation of the financial statements of related entities by companies other than banks and insurance companies, including in particular:

- financial statements of the related entities,
- adjustments and eliminations made during consolidation, necessary to prepare the consolidated financial statements,
- calculation of fair value of net assets of subsidiaries,
- calculation of goodwill and negative goodwill and their amortisation including adjustments,
- calculation of minority interest.

3.3 Method of consolidation

When preparing the consolidated financial statements, the consolidation of the subsidiaries was made based on "full consolidation" method.

3.4 Consolidation goodwill and/or negative consolidation goodwill and its amortisation

The method of calculating consolidation goodwill and/or negative consolidation goodwill has been described in note 24 of the introduction to the consolidated financial statements.

3.5 Consolidation of equity and calculation of minority interest

The share capital of the Group is equal to the share capital of the parent company.

Other equity items of the Group were calculated by adding positions of the equity of subsidiaries included in the consolidated financial statements, in the proportion reflecting the percentage share of the parent company in the subsidiaries' equity as at the balance sheet date to the corresponding positions of the equity of the parent company.

Only the portion of equity of the subsidiaries, created after the establishment of the control of the parent company, was included in the equity of the Group.

Minority interests in the subsidiaries included in the consolidated financial statements were calculated as the percentage share of minority shareholders in subsidiaries' equity as at the balance sheet date.

3.6 Consolidation eliminations

Settlements within the Group were eliminated in consolidation.

The consolidation eliminations have been based on the accounting records of Agora S.A. (or its subsidiaries) and agreed with its subsidiaries.

Consolidation eliminations included also: sales, other operating revenues and expenses and financial revenues and expenses, between companies included in the consolidated financial statements.

The consolidation eliminations have been based on the accounting records of Agora S.A. (or its subsidiaries) and agreed with its subsidiaries.

3.7 Additional information to the consolidated financial statements

Data included in the additional information to the consolidated financial statements have been fairly presented by the parent company. Additional information consisting of the introduction to the consolidated financial statements and supplementary information and explanations constitutes integral part of the consolidated financial statements.

3.8 Report on the Group's activities

The Report on the Group's activities was prepared in accordance with the requirements of Art 49. Note 2 of the Accounting Act and related regulations as well as the requirements for issuers of publicly traded securities.

The financial data included in the Report on the Group's activities are consistent with the consolidated financial statements.

3.9 Information on the opinion of the independent auditor

Based on our audit of the consolidated financial statements of the Group as at and for the year ended 31 December 2004, we have issued an unqualified opinion.

signed on the Polish original
....
Certified Auditor No. 90046/7419
Marcin Domagała,
Member of the Board of Directors

signed on the Polish original
....
For KPMG Audyt Sp. z o.o.
ul. Chłodna 51, 00-867 Warsaw
Certified Auditor No. 90046/7419
Marcin Domagała,
Member of the Board of Directors

Warsaw, 12 April 2005

Translation

Letter of the Management Board President.

Letter to shareholders

Dear Shareholders,

Agora just completed a tough and very fruitful year. We entered into year 2004 uncertain how quickly the advertising market will rebound and what might be the impact of the new tabloid entrant on our flagship, Gazeta Wyborcza. We closed it with a solid success – one billion PLN in revenues and a spectacular improvement of financial results.

It is clear that our results owe much to the quickly growing advertising spending, a reflection of the rapid economic expansion and the improvement in business and consumer mood that went with it. After three years of decline, advertising market expanded in 2004 by 12%, benefiting all media segments. We expect further 10% growth in advertising spending in 2005. However, it should be kept in mind that in print media, Agora's core business, the growth has not yet compensated for the losses borne in the 2001-2003 period, when advertising revenue shrunk by a third. Newspapers need three more years of 10% growth in advertising to return to the 2000 spending levels, magazines – two more. So far, the increased advertising revenues in print come primarily from bigger volume of ads; we think it will take another year of systematic expansion of demand to see an upward pressure on rates.

The successes of 2004 represent first and foremost the fruits of talents and labor of the Agora team which fought and won on many fronts. Gazeta Wyborcza did very well, despite increased competitive pressure. Paid circulation was up by 4.5%, while other newspapers, naturally with the exception of the new tabloid, saw declines in copy sales. By year end, the gap in the circulation of Gazeta and Fakt contracted significantly (from 150 thou. at the beginning of the year to less than 50 thou. in December). Nevertheless, we are cognizant of the fact that the competitive pressures will not wane. Our media market, particularly after Poland's EU accession, is very attractive; in the future, the number of media offers may grow faster than the advertising market, fragmenting market shares.

We had several successful new projects. Gazeta's book collection, 40 classics of 20th century literature, sold huge editions, adding sizeable revenue and improving net profit. Avanti, our new monthly, became a significant market presence only a few months after launch. Metro, Agora's free newspaper, already is the number 3 national newspaper (after Gazeta Wyborcza and Fakt) in the 10 cities in which it appears since November.

AMS, magazines, radio and internet met challenging operational goals and had a positive EBITDA contribution. Simultaneously, by focusing on more effective ways of working, we significantly cut costs. Employment was reduced by over 12%. The decision to reduce staff, many of them long-term employees, was the most painful aspect of 2004. It should be noted that, as shown by the 2004 results, it did not affect the company's ability to compete in the market.

Our minds are on growth. The media industry is in the positive phase of the cycle. We need to use it well. We will continue guarding effectiveness, however, in the immediate future we will focus on taking advantage of the advertising upturn to build up Agora's market position and its share in the media market through acquisitions and de novo projects. Although the latter, funded from working capital, temporarily depress return of equity, we believe they are well worth it. We are focusing on Poland first and foremost, but do not exclude investments in the region provided they are sufficiently attractive.

Agora enters the next phase of development well prepared. Our financial position is strong; we have a clean balance sheet and a growing borrowing capacity, which we would like to put to work in the first place. Our team is strong, dedicated and full of zest, additionally motivated by sharing in the ownership of the company. And, after several years of restructuring effort, we have a very effective and entrepreneurial organization.

Since growth is our top priority, we intend to use the Company's resources primarily for investments. Yet, growth is a lumpy process – there will be times when we will be pursuing several projects simultaneously and times when there will be no investment opportunities. In periods in which the Company's financial resources will exceed the means needed to fund growth over the next 12 months, the company intends to return profits to shareholders by buying back and canceling shares. In addition, the Company will pay an annual dividend of 0.5 PLN per share.

We thank all our partners: our shareholders, clients and employees for the trust they put in Agora, our readers and listeners for their interest and for keeping in close touch with us.

Wanda Rapaczynski,
President of the Management Bard Agora SA

SECURITIES AND STOCK EXCHANGE BOARD

Translation

00-950 WARSZAWA PLAC POWSTAŃCÓW WARSZAWY 1

Consolidated year report SA-RS 2004

According to the § 57 section 2 of the Cabinets Decree as at 16 October 2001 - Dz.U. Nr 139, poz. 1569

(for the issuer of securities providing production, building, trade or service business)

For the year comprising the period form: **1.01.2004** to **31.12.2005** — date 14 April 2005
and for the year of the previous year from 1.01.03 till 31.12.03 — issue date

AGORA Spółka Akcyjna (full name of the issuer)		
AGORA SA (short name of the issuer)		**MEDIA** (proper classification)
00-732 (postal code)		**WARSZAWA** (locality)
	Czerska (street name)	**8/10** (street number)
(0-22) 555-43-73 (telephone number)	(0-22) 840-00-67 (fax number)	investor@agora.pl (e-mail)
526-03-05-644 (NIP)	11559486 (REGON)	www.agora.pl (www)

KPMG Audyt Sp. z o.o.
(Enterprise entitiled to performe audit)

Consolidated year report contains:

- [x] The audit opinion and report of the entity entitled to audit financial statements on the year financial statements
- [x] Letter of the Management Board President
- [x] Consolidated financial statements
  - [x] Introduction
  - [x] Consolidated balance
  - [x] Consolideted trade and profit and loss account
  - [x] Schedule of changes in the consolideted equity
  - [x] Consolideted cash flow
  - [x] Notes
- [x] Management Board's report on the Company performance
- [ ] Year financial statements under MSR / US GAAP for a leasing company, including:
  - [ ] The audit opinion of the entity entitled to audit financial statements from the review of the half year financial statements

SELECTED FINANCIAL DATA	thousand PLN		thousand EURO	
	year 2004	year 2003	year 2004	year 2003
I. Net sales of merchandise and finished products	1 001 087	853 507	221 730	192 805
II. Profit on operating activities	95 699	17 338	21 196	3 917
III. Profit before taxation	78 266	(4 973)	17 335	(1 123)
IV. Net profit (loss)	66 316	2 118	14 688	478
V. Net cash flow from operating activities	188 185	132 891	41 681	30 020
VI. Cash flow from investment activities	(139 821)	(98 020)	(30 969)	(22 142)
VII. Cash flow from financing activities	(9 768)	(35 051)	(2 164)	(7 918)
VIII. Total net cash flows	38 596	(180)	8 549	(41)
IX. Total assets	1 446 284	1 376 878	354 568	291 897
X. Liabilities and provisions for liabilities	320 040	310 359	78 460	65 796
XI. Long-term liabilities	104 741	139 564	25 678	29 587
XII. Short-term liabilities	120 236	82 305	29 477	17 449
XIII. Equity	1 124 690	1 065 246	275 727	225 831
XIV. Share capital	56 758	56 758	13 915	12 033
XV. Number of shares	56 757 525	56 757 525	56 757 525	56 757 525
XVI. Net profit per ordinary share (w PLN / EUR)	1,17	0,04	0,26	0,01
XVII. Diluted profit / (loss) after taxation per ordinary share (w PLN / EUR)	-	-	-	-
XVIII Book value per share (w PLN / EUR)	19,82	18,77	4,86	3,98
XIX. Diluted book value per share (w PLN / EUR)	-	-	-	-
XX. Declared dividend per one share (w PLN / EUR)	-	-	-	-

Year report according to the law should be passed on to the Securities and Stock Exchange Board, Stock Exchange of Securities in Warsaw S.A. and Polish Press Agency.

CAPITAL GROUP OF AGORA SA SA_RS 2004 in PLN thousands

INTRODUCTION

Agora SA with the seat in Warsaw, Czerska 8/10 street, is registered in Commercial Court in Warsaw, register no. 59944, at the 20th Commercial Department of the National Register Court.
Main activities of the Agora SA (the Company) are in media sector (media industry in accordance with the classification of the Warsaw Stock Exchange) that is mainly newspaper publishing – PKD 22.12.Z and advertising services PKD 74.40.Z (press advertisement), publishing of magazines and periodicals – PKD 22.13.Z.
Agora SA is a parent company and a major investor in the Capital Group of Agora SA, manages the whole of the Group's activities, includes in its organisational structure all main activities of the Group, excluding outdoor and radio operations, which are carried through subordinated entities.

Main activities of the Group are:
- the copy sales and advertising sales of the Gazeta Wyborcza newspaper, which generates majority of the Group's revenue and profit,
- magazines and other periodical print media,
- outdoor,
- radio operations,
- internet.

Presented financial statements contain data for the year ended, and as at 31 December 2004 with comparative figures for the year ended, and as at 31 December 2003.

During the year 2004 the Management Board of Agora consisted of:
- Wanda Rapaczynski
- Piotr Niemczycki
- Zbigniew Bąk
- Jarosław Szaliński - since 15 July 2004
- Helena Łuczywo - till 13 August 2004

Agora SA Supervisory Board members:
- Stanisław Sołtysiński
- Anna Fornalczyk
- Tomasz Sielicki
- Louis Zachary
- Sanford Schwartz

There are no entities inside the Group that prepare their own financial statements.
Agora SA is a parent company and a major investor, which prepares consolidated financial statements of the Agora Group.

The consolidated financial statement of the Group was prepared with the assumption that the Group and its subsidiaries would continue their business activities in the foreseeable future. There are no threats that would prevent the companies from continuing their business operations, except for Barys Sp. z o.o. (radio company) and the subsidiaries of AMS SA, namely: Aktis Media Sp. z o.o and Polskie Badania Reklamy Zewnętrznej Sp. z o.o. The uncertainty in case of Barys Sp. z o.o. is that Polish National Broadcasting Council did not renew its licence therefore that company may be unable to continue its operations. Barys Sp. z o.o. has appealed against that decision but the results are unknown. Consolidation goodwill on acquisition of Barys Sp. z o.o. has been fully amortised in 2003.

In October and November 2002, the management boards of Aktis Media Sp. z .o.o., IDM Serwis sp. z o.o. and Active Media sp z o.o filed for bankruptcy with their respective courts. On 20 February 2003, the District Court in Poznań declared Aktis Media company bankrupt. In February 2004 the liquidation process of Polskie Badania Reklamy Zewnętrznej Sp. z o.o. started. On 10 February 2005 this company was removed from Commercial Department of the Register Court.
In December of 2004 AMS SA sold 13,400 shares constituting 58.26% of the share capital of a company IDM Serwis Sp. z o.o. with its seat in Poznan. The shares disposed of constituted the whole AMS's share in IDM Serwis.

CAPITAL GROUP OF AGORA SA SA_RS 2004 in PLN thousands

Organisational structure of the Group:


AGORA SA
Lokalne Rozgłośnie Radiowe Sp. z o.o (100.00%)
Radio Trefl Sp. z o.o. Agora SA (50.99%) LRR (48.97%)
Radio Wanda Sp. z o.o. Agora SA (51.00%) LRR (49.00%)
O'LE Sp. z o.o. Agora SA (51.02%) LRR(48.98%)
Radio Na fali Sp. z o.o. Agora SA (51.00%) LRR(49.00%)
Wibor Sp. z o.o. Agora SA 51.00%) LRR (49.00%)
Karolina Sp. z o.o. Agora SA (51.00%) LRR (49.00%)
ROM Sp. z o.o. Agora SA (51,06%) LRR(48,94%)
BARYS Sp. z o.o. (89.78%)
Agencja Reklamowa Jowisz Sp. z o.o. (ARJ) (100.00%)
Twoje Radio Sp. z o.o. Agora SA (70.59%) LRR (6.76%) ARJ (22.65%)
Radio Pomoże Sp. z o.o. Agora SA (51.00%) LRR (49.00%)
KKK FM SA Agora SA (80,01%) LRR (4,17%)
% of equity and votes
AGORA POLIGRAFIA Sp. z o.o 100,00%
Inforadio Sp. z o.o. 45,34%
Elita Sp. z o.o. 100,00%
Polskie Badania Internetu Sp. z o.o. 20,00%
Jan Babczyszyn Radio Jazz FM Sp. z o.o. 50,00%
IM 40 Sp. z o.o. 72,01%
Radio Wawel Sp. z o.o. 50,00%
Radio City Sp. z o.o. 100,00%
Biuro Obsługi Radiowej Sp. z o.o. 50,06%
Multimedia Plus Sp. z o.o. 76,00%
Jamar Sp. z o.o. 100,00%
Projekt Inwestycyjny Sp. z o.o. 100,00%
Centrum Handlu Internetowego Sp. z o.o. 100,00%
Radio Mazowsze Sp. z o.o. 24,00%
Radio Klakson Sp. z o.o. 100,00%
Bis Media Sp. z o.o. 49,00%
Regionalne Przedsiębiorstwo Związkowe Sp. z o.o. 49,00%
Tres Sp. z o.o. 48,51%
Lokalne Radio w Opolu Sp. z o.o. 100,00%
Radio Lokalne Zielona Góra Sp. z o.o. 100,00%
Art. Marketing Syndicate S.A. 99,83% i 99,86% respectively
Aktis Media Sp. z o.o. in the process of liquidation (90.00%)
Polskie Badania Reklamy Zewnętrznej Sp. z o.o. in the process of liquidation (51.33%)
Adpol Sp. z o.o. (100.00%)
Akcent Media Sp. z o.o (100.00%)
Media System Sp. zo.o. (100.00%)
Polskie Badania Outdooru Sp. z o.o. (51.00%)

Companies within the Group are capital – related.

In 2004 the consolidation included, in addition to Agora S.A., 31 companies, among which were Agora Poligrafia Sp. z o.o., Art Marketing Syndicate (3 companies) and 27 radio stations.

CAPITAL GROUP OF AGORA SA SA_RS 2004 in PLN thousands

LIST OF COMPANIES IN THE GROUP WHICH ARE CONSOLIDATED OR VALUED USING THE EQUITY METHOD.

No.	a	b	c	d	e	f
	Company (with its legal status)	location	Company's activity	registering Court	percentage of share effectively	percentage of votes effectively
companies in the group which are consolidated with full consolidation method						
1	Agora SA	Warszawa	copy sales of newspapers and magazines, advertising sales	Local Court in Warsaw, XX Commercial Department of the Register Court		
2	KKK FM SA	Wroclaw	local radio station	Local Court in Wroclaw Fabryczna, VI Commercial Department of the Register Court	84.18%	84.18%
3	Elita Sp. z o.o.	Bydgoszcz	local radio station	Local Court in Bydgoszcz, XIII Commercial Department of the Register Court	100.00%	100.00%
4	Radio Trefl Sp. z o.o.	Sopot	local radio station	Local Court in Gdańsk, XII Commercial Department of the Register Court	99.96%	99.96%
5	IM 40 Sp. z o.o.	Warszawa	local radio station	Local Court in Warsaw, XX Commercial Department of the Register Court	72.01%	72.01%
6	Lokalne Rozgłośnie Radiowe Sp. z o.o.	Warszawa	radio activity	Local Court in Warsaw, XX Commercial Department of the Register Court	100.00%	100.00%
7	O'LE Sp. z o.o.	Opole	local radio station	Local Court in Opole, VIII Commercial Department of the Register Court	100.00%	100.00%
8	Karolina Sp. z o.o.	Tychy	local radio station	Local Court in Katowice, Commercial Department of the Register Court	100.00%	100.00%
9	CITY Radio Sp. z o.o.	Częstochowa	local radio station	Local Court in Katowice, Commercial Department of the Register Court	100.00%	100.00%
10	BARYS Sp. z o.o.	Tychy	radio, TV, commercial, market research services	Local Court in Katowice, Commercial Department of the Register Court	89.78%	89.78%
11	Radio Na fali Sp. z o.o.	Szczecin	local radio station	Local Court in Szczecin, XVII Commercial Department of the Register Court	100.00%	100.00%
12	Agora Poligrafia Sp. z o.o.	Tychy	newspaper printing	Local Court in Katowice, Commercial Department of the Register Court	100.00%	100.00%
13	ROM Sp. z o.o.	Warszawa	local radio station	Local Court in Warsaw, XX Commercial Department of the Register Court	100.00%	100.00%
14	Agencja Reklamowa Jowisz Sp. z o.o.	Jelenia Góra	local radio station	Local Court in Wroclaw Fabryczna, Commercial Department of the Register Court	100.00%	100.00%
15	Radio Pomoże Sp. z o.o	Bydgoszcz	local radio station	Local Court in Bydgoszcz, XIII Commercial Department of the Register Court	100.00%	100.00%
16	Twoje Radio Sp. o.o.	Walbrzych	local radio station	Local Court in Wroclaw Fabryczna, IX Commercial Department of the Register Court	100.00%	100.00%

CAPITAL GROUP OF AGORA SA SA_RS 2004 in PLN thousands

17	Wibor Sp. z o.o.	Nowy Sacz	radio, TV, advertising	Local Court in Krakow, XII Commercial Department of the Register Court	100.00%	100.00%
18	Art Marketing Syndicate S.A.	Poznań	outdoor advertising	Local Court in Poznan, XXI Commercial Department of the Register Court	99.83%	99.86%
19	Adpol Sp. z o.o.	Warszawa	advertising	Local Court in Warsaw, XX Commercial Department of the Register Court	99.83%	99.86%
20	Akcent Media Sp. z o.o	Poznań	advertising	Local Court in Poznan, XXI Commercial Department of the Register Court	99.83%	99.86%
21	Radio Klakson Sp. z o.o	Wroclaw	local radio station	Local Court in Wroclaw Fabryczna, VI Commercial Department of the Register Court	100.00%	100.00%
22	Radio Wanda Sp. z o.o.	Krakow	radio, TV, commercial, market research services	Local Court in Krakow Centre, XI Commercial Department of the Register Court	100.00%	100.00%
23	Multimedia Plus Sp. z o.o.	Śrem	radio, TV, advertising	Local Court in Poznan,XXI Commercial Department of the Register Court	76.00%	76.00%
24	Lokalne Radio w Opolu Sp. z o.o.	Opole	radio, TV, commercial, market research services	Local Court in Opole, VIII Commercial Department of the Register Court	100.00%	100.00%
25	Radio Lokalne Zielona Góra Sp. z o.o.	Zielona Góra	radio, TV, commercial, market research services	Local Court in Zielona Góra, VIII Commercial Department of the Register Court	100.00%	100.00%

companies valued using the equity method						
26	Jan Babczyszyn Radio Jazz FM Sp. z o.o.	Poznań	local radio station	Local Court in Poznan,XXI Commercial Department of the Register Court	50.00%	50.00%
27	Biuro Obslugi Radiowej Sp. z o.o.	Poznań	radio, TV, commercial services	Local Court in Poznan,XXI Commercial Department of the Register Court	50.06%	50.06%
28	Inforadio Sp. z o.o.	Warszawa	supra regional radio station	Local Court in Warsaw, XX Commercial Department of the Register Court	45.34%	45.34%
29	Radio Mazowsze Sp. z o.o.	Lomianki	local radio station	Local Court in Warsaw, XXI Commercial Department of the Register Court	24.00%	24.00%
30	Bis Media Sp. z o.o.	Lublin	local radio station	Local Court in Lublin, XI Commercial Department of the Register Court	49.00%	49.00%
31	Regionalne Przedsiębiorstwo Związkowe Sp. z o.o.	Katowice	local radio station	Local Court in Katowice, Commercial Department of the Register Court	49.00%	49.00%
32	Tres Sp. z o.o.	Sieradz	local radio station	Local Court in Łódź Centre, XX Commercial Department of the Register Court	48.51%	48.51%

LIST OF COMPANIES IN THE GROUP WHICH ARE EXCLUDED FROM CONSOLIDATION OR VALUATION USING THE EQUITY METHOD

The Group excluded from the consolidation the following subsidiary and associated companies as not material based on art. 58 chapter 1 point 1 of the Accounting Act dated 29 September 1994 (the Law Book of 2002 no 76, item 694), further referred to as the Accounting Act.
Numbers are in PLN thousand, for the 12 months ended 31 December 2004:

No	Company	Net sales and financial revenue	net result	balance sheet total
1	Radio Wawel Sp. z o.o.	-	-	-
2	CHI Sp. z o.o.	69	55	2 143
3	Jamar Sp. z o.o.	-	(10)	14
4	Projekt Inwestycyjny Sp. z o.o.	-	(10)	15
5	Polskie Badania Internetu Sp. z o.o.	664	(97)	129
6	Aktis Media Sp. z o.o. (company in the process of liquidation)	Lack of information	-	-
7	Polskie Badania Reklamy Zewnętrznej Sp. z o.o. (company in the process of liquidation)	-	(5)	-
8	Media System Sp. z o.o.	2 449	(296)	1 889
9	Polskie Badania Outdooru Sp. z o.o.	515	1	291

Radio Wawel Sp. z o.o. has not commenced activities till 31 December 2004.
The value of shares in Aktis Media Sp z o.o., Polskie Badania Reklamy Zewnętrznej Sp. z o.o. was included in the revaluation write-off.

SHARE OF COMPANIES OF THE GROUP (exc. Agora SA) IN EQUITY OF OTHER COMPANIES OF THE GROUP

stake holder	company	share of equity
Agencja Reklamowa Jowisz Sp. z o.o.	Twoje Radio Sp. z o.o.	22.65%
Art Marketing Syndicate S.A.	Aktis Media Sp. z o.o.	90.00%
Art Marketing Syndicate S.A.	Polskie Badania Reklamy Zewnętrznej Sp. z o.o.	51.33%
Art Marketing Syndicate S.A.	Adpol Sp. z o.o.	100.00%
Art Marketing Syndicate S.A.	Akcent Media Sp. z o.o.	100.00%
Art Marketing Syndicate S.A.	Media System Sp. z o.o.	100.00%
Art Marketing Syndicate S.A.	Polskie Badania Outdooru Sp. z o.o.	51.00%
Lokalne Rozgłośnie Radiowe Sp. z o.o.	Radio Trefl Sp. z o.o.	48.97%
Lokalne Rozgłośnie Radiowe Sp. z o.o.	O'le Sp. z o.o.	48.98%
Lokalne Rozgłośnie Radiowe Sp. z o.o.	Karolina Sp. z o.o.	49.00%
Lokalne Rozgłośnie Radiowe Sp. z o.o.	Barys Sp. z o.o.	89.78%
Lokalne Rozgłośnie Radiowe Sp. z o.o.	Na fali Sp. z o.o.	49.00%
Lokalne Rozgłośnie Radiowe Sp. z o.o.	ROM Sp. z o.o.	48.94%
Lokalne Rozgłośnie Radiowe Sp. z o.o.	Radio Wanda Sp. z o.o.	49.00%
Lokalne Rozgłośnie Radiowe Sp. z o.o.	Radio Twoje Radio Sp. z o.o.	6.76%
Lokalne Rozgłośnie Radiowe Sp. z o.o.	Agencja Reklamowa Jowisz Sp. z o.o.	100.00%
Lokalne Rozgłośnie Radiowe Sp. z o.o.	Wibor Sp. z o.o.	49.00%
Lokalne Rozgłośnie Radiowe Sp. z o.o.	Radio Pomoże Sp. z o.o.	49.00%
Lokalne Rozgłośnie Radiowe Sp. z o.o.	KKK FM SA	4,17%

CAPITAL GROUP OF AGORA SA SA_RS 2004 in PLN thousands

In the first half year of 2004 Agora SA has purchased 48.51% shares in Tres Sp. z o.o. which were accounted using equity method. Its main financial figures for the year ended 31 December 2004 are included in a table below.

No	Company	equity, including:	share capital	reserve capital	profit (loss) from past years	Net profit (loss) for the period	liabilities and provisions	receivables	total assets	sales
1	Tres Sp. z o.o.	(538)	101	-	(3)	(636)	1 475	353	937	565

In 2004 Radio Wanda Sp. z o.o., Radio Klakson Sp. z o.o. and Multimedia Plus Sp. z o.o. became subsidiaries. As a consequence profit and loss and balance sheet of these companies have been included in the Group profit and loss and balance sheet using full consolidation method. In 2003 these companies were consolidated using equity method.
In December 2004 as a result of division of Radio Klakson Sp. z o.o. two companies were established - Lokalne Radio w Opolu Sp. z o.o. and Radio Lokalne Zielona Góra Sp. z o.o.. Agora SA holds 100% of shares in each of these companies.

Data for the 12 months ended 31 December 2004:

No	Company	equity, including:	share capital	reserve capital	profit (loss) from past years	Net profit (loss) for the period	liabilities and provisions	receivables	total assets	sales
1	Radio Klakson Sp. z o.o.	(2 766)	50	-	(2 216)	(615)	3 629	485	863	2 501
2	Radio Wanda Sp. z o.o.	(979)	250	-	(1 745)	516	3 067	741	2 088	3 931
3	Multimedia Plus Sp. z o.o.	(1 266)	1 121	-	(2 061)	(326)	1 326	21	60	37
4	Lokalne Radio w Opolu Sp. z o.o.	29	50	-	-	(21)	2	-	31	-
5	Radio Lokalne Zielona Góra Sp. z o.o.	15	50	-	-	(35)	10	-	25	-

In 2004 the Group has changed accounting policies: presentation of deferred tax assets and liabilities separately, classification of monetary assets with maturities up to 3 months (treasury bonds and certificates in investment funds) and regulations on recognition and measurement of embedded derivatives.
Information about changes has been described in additional note no. 16 to the financial statements.

There were no qualifications to auditor's opinions regarding Group's financial statements issued in prior years.

I. PRINCIPAL ACCOUNTING POLICIES, METHODS FOR VALUATION OF ASSETS AND LIABILITIES, MEASURING OF THE PROFIT FOR THE YEAR AND PREPARATION OF THE FINANCIAL STATEMENTS

Consolidated financial statements for the period from 1 January 2004 to the 31 December 2004 include financial statements of the parent's company Agora SA, and its subsidiary and associated companies in accordance with the list of companies included in the consolidation or equity method valuation. Other companies listed above were excluded from consolidation as not material based on art. 58 chapter 1 point 1 of the Accounting Act.

CAPITAL GROUP OF AGORA SA SA_RS 2004 in PLN thousands

The Group keeps books following the Accounting Act dated 29 September 1994 (the Law Book of 2002 no 76, item 694), further referred to as the Accounting Act.

The consolidated financial statements of the Group as well as non-consolidated financial statement of its subsidiaries, including the comparative data, were prepared in accordance with provisions of Accounting Act, regulations issued based on that Act and the Cabinets Decree on specific conditions for prospectus and prospectus summary, dated 11 August 2004, (Law book no 186, item. 1921) and Polish accounting regulations.

There are no threats that the Group is a going concern.

1. Intangible fixed assets

Intangible fixed assets include property rights acquired by the Group, except for investments, that are treated as fixed assets with economic useful life exceeding one year. The assets are supposed to be used by the Group, and include among other items:

a) copyright and similar laws, licences, concessions,
b) patents, trademark rights,
c) know – how.

Intangible fixed assets are valued at acquisition price or at development cost and are amortised using the straight-line method over their useful economic life periods.
Intangible fixed assets of a unit cost of less than PLN 3,500 are fully amortised in the month of acquisition or transfer from construction in progress.
Groups of intangible fixed assets of a unit cost of less than PLN 3,500 can be amortised over their useful economic life periods when it is material.

The principle amortisation rates used are as follows:

Computer software	10.0 - 50.0%
Licences, patents and trademarks	14 - 20.0%
Goodwill	5.0 - 20.0%
Magazine titles	5.0 - 20.0%
Other	20.0%

2. Tangible fixed assets

Tangible fixed assets include tangible assets acquired by the Group, except for investments, that are treated as fixed assets with economic useful life exceeding one year. The assets are supposed to be used by the Group, and include among other items:

a) real estate including land and perpetual usufruct of land, buildings and constructions and other real estate properties,
b) machinery, equipment, vehicles and other,
c) leasehold improvements.

Tangible fixed assets are recorded at acquisition price or at the cost of production, reconstruction or improvement.
Tangible fixed assets are subject to periodical statutory revaluation in accordance with the Accounting Act dated 29 September 1994.
Assets of immaterial value are not treated as tangible fixed assets.

Tangible fixed assets are depreciated using the straight-line or reducing balance methods over their estimated useful lives. Depreciation commences from the month following the month in which a fixed asset was acquired or transferred from construction in progress. Tangible fixed assets of value lower then PLN 3,500 are fully depreciated in the month of acquisition or transfer from construction in progress.

CAPITAL GROUP OF AGORA SA SA_RS 2004 in PLN thousands

Groups of intangible fixed assets of a unit cost of less than PLN 3,500 can be amortised over their useful economic life periods when it is material.
Land is not depreciated.

Expenditures on repairs or maintenance of tangible fixed assets which do not improve or extend the useful life of the asset are expensed as incurred; significant improvements are capitalised.

The principle depreciation rates used are as follows:

Buildings and constructions	2.5-10.0%
Plant and machinery	5.0-60.0%
Vehicles	12.5-20.0%
Perpetual usufruct of land	1.1%
Other	10.0- 33.0%

3. Assets under construction

Assets under construction are valued at either the acquisition price or the production cost of the tangible or intangible fixed assets which will be brought into use on completion, net of impairment losses.

Acquisition cost or purchase cost of assets under construction, tangible and intangible fixed assets includes all costs of construction, putting to use or improving of the fixed asset incurred up to the balance sheet date, including:

1) non deductible value added tax and excise tax,
2) costs of financing of the assets, including foreign exchange differences (net of revenues).

4. Investments in subsidiaries, associates and other (excluded from consolidation)

Shares, additional capital contributions and long term securities are carried at cost, less amounts recognised impairment losses, which are recognised as described in note 11.

Impairment losses are charged to financial costs.

5. Inventory

Inventory is valued at the lower of net realisable value and cost or cost of production which approximates actual cost.
The cost of inventories is assigned by using individual costs in case of printing-ink and first-in, first-out basis in case of other materials, goods for resale and finished goods.

Net realisable value is the estimated selling price (net of VAT and discounts) in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

In the balance sheet inventory is stated net of provisions made for slow moving or obsolete stock.

6. Debtors, claims and payables

As at the balance sheet date debtors and claims are valued at amounts due, with application of a prudence concept. The Group provides for receivables in dispute, doubtful debts including also all debts overdue for at least 3 months, except for those with valid agreements setting new payment dates. The provisions are charged to the other operating or financial cost depending on the nature of the amount that was provided for.
Debtors balances at the balance sheet are stated net of provisions for doubtful debts.

As at the balance sheet date payables are valued at amounts due, with application of a prudence concept.

Receipt of receivables or payment of liabilities made in foreign currencies is translated to PLN using the exchange rate of the bank which provides the service to the Group.

Financial liabilities, that are to be settled by providing other than monetary assets or exchanged for financial instruments, are stated at fair value.

7. Originated loans

Loans originated by the Group are financial assets created by the Group by providing money, goods, or services to a debtor, other than those created with the intent to be sold in the short-term. Loans originated by the Group comprise loans provided to associate entities, other non-consolidated entities and loans originating on buy-sell back treasury bonds. Originated loans are carried at amortized cost, less impairment losses recognised. Accrued interest is included in net profit or loss for the period in which it arises. The Group immediately recognises impairment losses for all interest accrued on impaired loans.

8. Trading instruments

Trading instruments are those that the Group principally holds for the purpose of short-term profit taking. Subsequent to initial recognition (at which date trading instruments are stated at cost), all trading instruments are measured at fair value.

9. Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Subsequent to initial recognition (at which date available-for-sale financial assets are stated at cost), all available-for-sale financial assets are measured at fair value. Unrealised gains or losses of available-for-sale financial assets are recognised in equity. For interest-bearing financial assets interest is calculated using the effective interest method and is recognised in the income statement.

10. Derivative financial instruments

Upon acquisition of derivative financial instruments embedded into rental and other contracts denominated in foreign currencies the Group assesses whether the economic characteristics of the embedded derivative instrument are closely related to the economic characteristics of the financial instrument ("host contract") and whether the financial instrument that embodies both the embedded derivative instrument and the host contract is currently measured at fair value with changes in fair value reported in the income statement, and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. Derivatives embedded into foreign currency contracts are not separated from the host contract if these contracts are in currencies which are commonly used in the economic environment in which transactions take place. If the embedded derivative instrument is determined not to be closely related to the host contract and the embedded derivative instrument would qualify as a derivative instrument, the embedded derivative instrument is separated from the host contract and valued at fair value with changes recorded in the income statement.
Derivative financial instruments are recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The Group does not apply hedge accounting and any gain or loss relating to the change in the fair value of the derivative financial instrument is recognized in the income statement.

11. Impairment losses of assets

At each balance sheet date all assets, excluding inventory, deferred tax assets for which other measurement methods are applied should be tested for impairment.
Assessment whether there is any identification that an asset may be impaired is performed in accordance with provision of the IAS 36 "Impairment of assets" and IAS 39 "Financial instruments: recognition and measurement".

Impairment loss is recognised when there is a significant probability that the asset controlled by the Group will not generate future economic benefits in the amount at least equal to its carrying value.

In that situation an impairment loss is recognised that will reduce the carrying value of an asset to the higher of its net realisable value or value in use. The value in use is assumed to be a present value of discounted future economic benefits which will be generated by the assets.

Impairment losses are charged to costs in the income statement adequate to the nature of the impaired assets.

At each balance sheet date the Group reviews recognised impairment losses whether there is any indication showing that some of the recognised impairment losses should be reversed.
An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.
Reversal on an impairment loss is recognised in the income statement as other operating income or financial income depending of a nature of the asset for which the loss is reversed.

12. Equity

Share capital of the parent company is also the share capital of the Group and is disclosed in nominal value of registered shares, resulting from the parent company's statute and commercial register. The share capital is PLN 56,757,525 and represented 56,757,525 shares of nominal value of PLN 1 each.

Reserve capital of the Group is composed of the reserve capital of the parent company and reserve capital of subordinated companies as described below.
Share premium is a reserve capital from Agora's IPO in 1999 and is presented net of the IPO's costs decreased by the tax shield on the costs.

Reserve capital has been created by transfers from net income, reduction of share capital with no payments, reduction of revaluation reserve connected with sale or liquidation of revalued fixed assets and share premium.

Costs of the share issue relating to the creation of a joint stock company or increasing of the share capital decrease the reserve capital up to the value of a difference between the value of the share issue and the nominal value of shares issued, any surplus costs are charged to financial costs.

Reserve capital of subordinated companies as at the date of purchase of shares, to the extent purchased by parent company is compensated with purchase price as stated in parent company's balance sheet as at the date of transaction (the difference is goodwill). Change of reserve capital of subordinated companies after the date of the transaction to the extent attributed to the Group is included in the Group reserve capital. Remaining part of reserve capital of subordinated companies is included in minority interests, as described below.

Consolidated profit (loss) is the sum of profit (loss) of the parent company, the parent's share in the profit (loss) of associate and subsidiary companies, after consolidation adjustments.

13. Minority interests

Minority interests are calculated as a share of minority shareholders in subordinate companies as at balance sheet date. This amount corresponds to the sum of minority interests at the beginning of the year and changes attributed to minority shareholders. Those changes result from:

- changes in minority shares in subordinated companies – such as purchase, sale, increase or decrease of share capital,
- changes other than resulting from changes in share in subordinated companies – such as increase or decrease in share capital with no effect on share in equity, additional contributions paid by minority shareholders, net result of the current period, revaluation made in the current period, distribution of prior period result.

Minority interests are not to be negative. In case when equity attributed to minority shareholders is negative, the loss attributed to minority shareholders in the amount exceeding minority interests is charged to the Group reserve capital. The whole profit made by a subsidiary in the next years is charged in full to the Group reserve capital to the extent the Group capital has already absorbed the losses attributed to minority shareholders.

14. Provisions

Provisions are set for liabilities that exist at the balance sheet date, of uncertain timing or amount, especially for:

- losses on operations, including losses on guarantees given, losses resulting from ongoing court proceedings,
- future liabilities resulting from restructuring programme, if in accordance with other regulations the Group is required to carry out the restructuring programme or binding agreements regarding restructuring have been set, or in other ways the Group has a constructive obligation to restructure that it cannot realistically withdraw from the restructuring, additionally existing restructuring plans allow to reliably measure the liabilities of restructuring.

Provisions shall be included in other operating or financial costs or in extraordinary losses, respectively, depending on the circumstances such future liabilities refer to.

Where the risk for which reserves have been created diminishes or ceases to exist, the amount of the unused reserves shall be added, respectively, to other operating or financial revenues or extraordinary profits as on the date they proved unnecessary.

Provisions are not recognised for future operating expenses.

15. Inter-period settlements of costs and deferred income

Costs and revenues according to the accruals and matching concepts are deferred and apportioned in time.

Costs concerning future reporting periods are deferred and apportioned in time as prepayments (e.g. insurance costs) in a way that a portion of these costs is charged to appropriate accounting period, if it is material.

Accruals are reported in the amount of probable liabilities relating to the current reporting period and resulting in particular from costs of the accounting period, among other from:

- outstanding vacation days – in the amount of estimated salary to be paid to individuals when they take the outstanding days off,
- incentive plans for management and high performing employees - in the amount of the cash bonus that will be paid to the beneficiates of the plan,
- other costs that should be charged to the accounting period, that result from benefits delivered to the Group that will be invoiced and paid for in the future, when the amount of the liability can be measured reliably, e.g. salaries for a period, other operating costs that are usually invoiced with a delay, e.g. telecommunication costs.

Prepayments and accrued expenses may be absorbed on the time basis or on the basis of the amount of service.

If the contractual value of financial assets received is lower than the related liability (payable), which also refers to securities issued by an entity, the difference shall be charged to prepayments which shall be absorbed to financial costs in equal instalments throughout the period of the liability applying the amortised cost method.

Liabilities recognised as accrued expenses in prior periods shall be deducted from the costs of the reporting period in which it was proved that such liabilities did not arise or that their amount is lower.

The deferred income account kept under the principle of prudence, shall, in particular, include:

1) the equivalent of sums paid by or due from contracting parties and relating to benefits to be provided in following reporting periods;
2) cash means received for the purpose of financing the acquisition or production of fixed assets, including fixed assets under construction or development projects if they do not increase the Group's own capital (funds) under separate statutory law. The amounts included in the amounts of revenues shown as deferred income shall gradually increase other operating revenues in parallel to depreciation or amortization write-offs taken from fixed assets or costs of development projects financed from those sources;
3) negative goodwill resulting from a merger or incorporation of other companies.

16. Revenues and expenses

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products or services to the third parties. Revenues are recognised when the conditions of sale have been met and no significant uncertainties remain regarding the acceptance of the goods and/or services. Sales revenues are stated net of value added tax (VAT). Revenues and matching them costs are recognised on the accrual basis regardless the actual payment date.

17. Other operating revenue and expenses

Other operating revenue and expenses are connected with the Group's operations and have influence on the profit on operating activities.
Other operating revenues mainly represent: profit on sale of fixed assets, value of resolved provisions for doubtful debts and economy risk except for provisions connected with financial risk, fines and compensations received and fixed assets received as a contribution.
Other operating costs mainly represent: loss on sale of fixed assets, provisions created for doubtful debts and economy risk except for provisions connected with financial risk, fines and compensations paid, contributions made and adjustments of stocks value.

18. Financial revenue and expenses

Financial revenue and expenses represent interests resulting from bank credits and loans given and received, foreign exchange differences, commissions, revenue and expenses connected with value adjustments of shares and other short term investments, including value of created and resolved provisions connected with financial risk, also interest received, realised results on short-term investments.

19. Foreign exchange differences

As at the balance sheet date assets and liabilities denominated in foreign currencies are translated into PLN using the average rate determined for a given currency by the National Bank of Poland as on the said date.

Business transactions denominated in foreign currencies shall be translated in books as on the date they are performed applying the exchange rate:
- the purchasing or selling rate of the bank whose services are used by the Group - in case of foreign currency sales or purchase transactions, as well as of the debt or liability payment transactions;
- the average rate specified for a given currency by the National Bank of Poland as on the transaction date, unless a customs declaration or other document binding for the Group indicates another rate - in the case of other transactions.

If assets and liabilities are denominated in currencies for which rates are not specified by the bank whose services are used by the Group or by the National Bank of Poland, the rates of such currencies shall be determined in relation to a reference currency indicated by the Group, whose rate is specified by the National Bank of Poland.

Foreign exchange differences arising from the balance sheet date translation of assets and liabilities denominated in foreign currencies and settlement of foreign currency receivables or payables, as well as selling foreign

currencies are charged to net financial revenues or costs. The netting of realised and unrealised foreign exchange differences is done only for the purposes of presentation in the financial statements of these differences.

Differences in exchange rates referring to long-term investments denominated in foreign currencies and relating to the valuation at the balance sheet date thereof shall be calculated as follows:
- foreign exchange gains that increase the long-term investments are charged to the revaluation reserve,
- foreign exchange gains are charged to income up to the amount of foreign exchange losses previously recognised as costs for a specified investment,
- foreign exchange losses that decrease the value of the investment that previously was revalued, decrease revaluation reserve up to the amount that was previously posted to that reserve, in other cases they are charged to financial costs.

Exchange differences, relating to other assets and liabilities denominated in foreign currencies and resulting from the valuation thereof as on the date of such valuation or from the payment of debts and liabilities in foreign currencies as well as on the date of the currency sales, shall respectively be included in revenues or financial costs and, in substantiated cases, to the product manufacturing cost or goods acquisition price , as well as to the acquisition price or construction cost of the fixed assets, the fixed assets under construction or intangible assets.

20. Extraordinary gains and losses

Extraordinary gains and losses result from unrepeatable events that are not connected with regular Group's operation.

20. Obligatory charges to the profit or loss

An obligatory charge to the gross profit is represented by current corporate income tax and deferred income tax.

Current tax expense is calculated in accordance with the tax law.

The deferred tax charged to the income statement is the difference between the opening and closing balances of the deferred tax liability and asset.
Deferred tax liabilities or assets which arose on transactions that are posted to equity, are also posted to equity.

Deferred tax asset is calculated as a sum of amounts that will be deducted from future taxes payable, resulting from negative timing differences that will lower the future tax base as well as carried forward deductible tax losses. Prudence concept is applied in assessing the above amounts.

Deferred tax liability is calculated as amounts that will be payable as future taxes, resulting from positive timing differences that will increase the future tax base.

The deferred tax assets and liabilities are calculated using the corporate income tax rate ruling in the year when the tax becomes payable.

21. Investment relief

The fixed assets under the investment relief are depreciated using the rates set in the Group's depreciation plan. The depreciation of the finished assets under the scheme is not tax allowed cost up to the amount of an investment relief taken.
The amount of investment tax relief which is an acceleration of depreciation of tangible fixed assets reduce profit/loss before taxation for calculation of the tax base. The Group creates deferred tax liability connected with the investment relief.

22. Accounting for tax exemption in Special Economic Zone (SEZ)

The Group's subsidiary (Agora Poligrafia Sp. z o.o.) operates in a Special Economic Zone. Income from activities in SEZ is exempt from taxation. The tax exemption is recognised in the Group's income statement in the period to which it relates.

23. Presentation of financial information

The Group prepares the financial statements in a scope provided by adequate laws for public companies.

The Group prepares calculative income statement, costs by type of expenditure are presented in an additional explanatory note in the semi annual and annual financial statements.

Cash flow statement is prepared in indirect form.

Agora SA is a parent company of a Capital Group of Agora SA which is preparing consolidated financial statements according to Polish accounting regulations and International Financial Reporting Standards (IFRS).

24. Consolidation of the Capital Group of Agora SA

Agora SA is a parent company and a major investor in the Capital Group of Agora SA, manages the whole of the Group's activities, includes in its organisational structure all main activities of the Group, excluding outdoor and radio operations, which are carried through subordinated entities.

Main activities of the Group are:
- the copy sales and advertising sales of the Gazeta Wyborcza newspaper, which generates majority of the Group's revenue and profit
- magazines and other periodical print media,
- outdoor,
- radio operations,
- internet

Consolidated financial statements include financial statements of the parent's company Agora SA, financial statements of its subsidiaries and shares in associate companies valuated using the equity method. Companies which are immaterial are excluded from consolidation based on art. 58 chapter 1 point 1 of the Accounting Act.

When the company became subordinated to Agora SA during the year, only the results from the date of acquisition are added to the consolidated results.
Subsidiaries are consolidated using the full consolidation method, interests in associate companies are valued using the equity method.

Full consolidation method assumes aggregating respective balance sheet, profit and loss account and cash flow statement items of Agora SA and its subsidiaries with deduction of the following items:
- value of the shares held by the parent company in its subsidiary and part of the net assets of the subsidiary as of the fair value at the date of inception,
- inter-company receivables and payables,
- inter-company revenues and costs,
- profits and losses of inter-company transactions included in the consolidated assets and equity and liabilities,
- dividends paid by the subsidiary to the parent company.

Under the equity method, fixed assets of a consolidated balance sheet shall include a separate item "interest in subordinated entities valuated with the equity method" showing the acquisition cost thereof adjusted by the difference between the share acquisition cost and Group's share in the entities' equity. The difference shall be shown as a separate consolidated balance sheet item, and it shall be charged to the consolidated profit and loss account according by goodwill amortisation charges.
The adjusted acquisition cost referred to above and assessed as on the date when a significant influence was gained or the control or joint-control started shall respectively be increased or reduced by a part of increases or decreases in the subordinated entity's own capital apportioned to a dominant entity or other consolidated capital group entity which occurred between the above-mentioned date and the balance sheet date including the reductions due to the settlements with its owners.

Total charges of goodwill amortisation and share in net losses of subsidiaries cannot exceed the cost of acquisition of shares in that company.

Goodwill on consolidation is calculated as the excess of the cost of acquisition of the company over the fair value of its net assets. The goodwill is presented as a separate long term asset "goodwill of subordinated entities" on the face of the balance sheet.
Goodwill is amortised over 20 years in case of AMS SA and up to 10 years in case of radio companies.

Negative goodwill is the excess of the fair value of the company's net assets over the cost of acquisition. The negative goodwill is presented as a separate item "negative goodwill" in the balance sheet.

The negative goodwill, up to the amount thereof not exceeding the fair value of the acquired fixed assets, with the exception of long-term financial assets quoted on regulated markets, shall be included by an entity in an account of prepayments and accruals for the period being a weighted average of the useful life of the acquired and depreciable assets. The amount of negative goodwill exceeding the fair value of fixed assets excluding the long-term financial assets quoted on regulated markets shall be included in revenues as on the date of gaining control or significant influence over the company.
The negative goodwill shall be charged to other operating revenues up to the amount thereof referring to the future losses and costs assessed in a reliable way and determined by the bidding company as on the date of acquisition but not constituting the liability existing at that date. The write-off shall be made in the reporting period in which the losses and costs influence the financial result. If such losses and costs have not been incurred in the previously anticipated reporting periods the negative goodwill shall be written off in the manner specified above.

CAPITAL GROUP OF AGORA SA SA_RS 2004 in PLN thousands

II. SELECTED FINANCIAL DATA FOR CURRENT AND PREVIOUS YEARS AND RULES FOR CONVERTING THEM INTO EURO

EXCHANGE RATES USED TO TRANSLATE PLN INTO EURO

Year	Average exchange rate	Minimal exchange rate	Maximum exchange rate	Year end exchange rate
year 2004	4,5149	4,0518	4,9149	4,0790
year 2003	4,4268	3,9773	4,7170	4,7170

SELECTED FINANCIAL DATA	thousand PLN		thousand EURO	
	year 2004	year 2003	year 2004	year 2003
I. Net sales of merchandise and finished products	1 001 087	853 507	221 730	192 805
II. Profit on operating activities	95 699	17 338	21 196	3 917
III. Profit before taxation	78 266	(4 973)	17 335	(1 123)
IV. Net profit (loss)	66 316	2 118	14 688	478
V. Net cash flow from operating activities	188 185	132 891	41 681	30 020
VI. Cash flow from investment activities	(139 821)	(98 020)	(30 969)	(22 142)
VII. Cash flow from financing activities	(9 768)	(35 051)	(2 164)	(7 918)
VIII. Total net cash flows	38 596	(180)	8 549	(41)
IX. Total assets	1 446 284	1 376 878	354 568	291 897
X. Liabilities and provisions for liabilities	320 040	310 359	78 460	65 796
XI. Long-term liabilities	104 741	139 564	25 678	29 587
XII. Short-term liabilities	120 236	82 305	29 477	17 449
XIII. Equity	1 124 690	1 065 246	275 727	225 831
XIV. Share capital	56 758	56 758	13 915	12 033
XV. Number of shares	56 757 525	56 757 525	56 757 525	56 757 525
XVI. Net profit per ordinary share (w PLN / EUR)	1,17	0,04	0,26	0,01
XVII. Diluted profit / (loss) after taxation per ordinary share (w PLN / EUR)	-	-	-	-
XVIII Book value per share (w PLN / EUR)	19,82	18,77	4,86	3,98
XIX. Diluted book value per share (w PLN / EUR)	-	-	-	-
XX. Declared dividend per one share (w PLN / EUR)	-	-	-	-

Selected financial date for the current year and comparative figures for previous year were converted to EURO in the following way:

1. balance sheet figures were converted using the average exchange rate published by the National Bank of Poland for the last day of the year,
2. figures of income statement and cash flow statement were converted using the arithmetical average of average exchange rates published by the National Bank of Poland for the last day of every month within year.

III. SIGNIFICANT DIFFERENCES BETWEEN THE PRESENTED FINANCIAL STATEMENTS PREPARED UNDER THE POLISH ACCOUNTING ACT (PAA) AND FINANCIAL STATEMENTS UNDER THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Since under IFRS Agora SA is obliged to prepare consolidated financial statements only, below are presented differences in accounting methods and policies adopted by the Group under the PAA in comparison to the IFRS, applicable to Group's operations:

1. In the IFRS financial statements computer software is disclosed as tangible fixed assets while under PAA it is classified as intangible fixed assets.
2. In the IFRS financial statements goodwill amortisation is presented in "other operating expenses", whereas in PAA financial statements in "goodwill amortisation from subordinated entities". Consequently the EBIT figures differ in both financial statements. In PAA financial statements EBIT does not include this charge; in IFRS financial statements EBIT is decreased by this charge.

There are no other material differences between accounting methods and policies adopted by the Company under the PAA in comparison to IFRS, applicable to Group's operations.

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

CONSOLIDATED BALANCE SHEET		31 December 2004	31 December 2003
		-	-
I. Fixed assets	-	**1 039 241**	**1 133 545**
1. Intangible fixed assets, including	1	98 958	104 697
- goodwill	-	6 648	9 696
2. Goodwill of subordinated entities	2	176 964	176 941
3. Tangible fixed assets	3	725 211	805 641
4. Long-term debtors	4, 9	94	121
4.1. From related entities	-	-	-
4.2. From other entities	-	94	121
5. Long-term investments	5	20 783	30 644
5.1. Real estate property	-	-	-
5.2. Intangible fixed assets	-	-	-
5.3. Long-term financial assets	-	20 783	30 644
a) in related entities	-	17 183	26 395
- shares in subordinated entities accounted for under the equity method	-	87	47
- shares in subsidiaries and co-owned subsidiaries excluded from consolidation	-	3 055	2 896
b) in other entities	-	3 600	4 249
5.4. Other long-term investments	-	-	-
6. Long-term interperiod settlements	6	17 231	15 501
6.1. Assets from deferred income tax	-	15 910	14 567
6.2. Other	-	1 321	934
II. Current assets	-	**407 043**	**243 333**
1. Inventories	7	18 586	15 166
2. Short-term receivables	8, 9	150 472	123 108
2.1. From related entities	-	1 540	3 058
2.2. From other entities	-	148 932	120 050
3. Short-term investments	10	230 468	98 589
3.1. Short-term financial assets	-	230 468	98 589
a) in related entities	-	1 721	1 080
b) in other entities	-	140 850	48 208
c) cash and other cash assets	-	87 897	49 301
3.2. Other short-term investments	-	-	-
4. Short-term interperiod settlements	11	7 517	6 470
Total assets	-	**1 446 284**	**1 376 878**

Liabilities and shareholders' equity	-	-	-
I. Equity	-	**1 124 690**	**1 065 246**
1. Share capital	13	56 758	56 758
2. Outstanding share capital contributions (negative figure)	-	-	-
3. Entity's own shares (negative figure)	14	-	-
4. Reserve capital	15	1 007 930	1 015 997
5. Revaluation reserve	16	180	488
6. Other reserve capital	17	-	-
7. Foreign exchange translation differences on consolidation	-	-	-
a) foreign exchange gains	-	-	-
b) foreign exchange losses	-	-	-
8. Accumulated profit/(loss) from previous years	-	(6 494)	(10 115)
9. Net profit/(loss) for the year	-	66 316	2 118
10. Write-offs from net profit for the financial year (negative figure)	18	-	-
II. Minority interest	19	**1 554**	**1 273**
III. Negative goodwill of subordinated entities	20	-	-
IV. Liabilities and provisions for liabilities	-	**320 040**	**310 359**
1. Provisions for liabilities	21	53 046	53 114
1.1. Provision for deferred income tax	-	49 003	42 318
1.2. Provision for retirement and similar benefits	-	1 457	1 644
a) long-term provisions	-	1 437	1 622
b) short-term provisions	-	20	22
1.3. Other provisions	-	2 586	9 152
a) long-term provisions	-	20	1 034
b) short-term provisions	-	2 566	8 118

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

2. Long-term liabilities	22	104 741	139 564
2.1. To related entities	-	111	64
2.2. To other entities	-	104 630	139 500
3. Short-term liabilities	23	120 236	82 305
3.1. To related entities	-	1 207	540
3.2. To other entities	-	101 573	66 792
3.3. Special funds	-	17 456	14 973
4. Interperiod settlements	24	42 017	35 376
4.1. Negative goodwill	-	-	-
4.2. Other interperiod settlements	-	42 017	35 376
a) long-term	-	2 866	3 728
b) short-term	-	39 151	31 648
Total equity and liabilities	-	1 446 284	1 376 878

Book value	-	1 124 690	1 065 246
Number of shares	-	56 757 525	56 757 525
Book value per share in PLN	25	19,82	18,77
Predicted number of shares	-	-	-
Diluted book value per share in PLN	25	-	-

Since first quarter of 2004 the Group has presented the deferred tax assets and liabilities separately. Consequently deferred tax assets and deferred tax liabilities increased by PLN 14,567 thousand as at 31.12.2003.

The Group has changed the balance sheet presentation of monetary assets with maturities up to 3 months ("buy- sell back" treasury bonds and certificates in investment funds), which are now classified as "short term financial assets in other entities" whereas they used to be presented as "cash and cash equivalents". Consequently the balance of "Cash and cash equivalents" as at 31 December 2003 has been decreased and "short term financial assets in other entities" increased by PLN 41,248 thousand in comparison to previously presented data.

OFF BALANCE SHEET ITEMS		31 December 2004	31 December 2003
1. Contingent receivables	26	-	-
1.1. From related entities	-	-	-
1.2. From other entities	-	-	-
2. Contingent liabilities	26	**3 720**	**3 624**
2.1. To related entities	-	1 450	1 931
- guarantees given	-	1 450	1 931
2.2. To other entities	-	2 270	1 693
- collateral for business contracts	-	797	200
- collateral for payment of services	-	1 473	1 493
3. Other	-	-	-
Total off balance sheet positions	-	**3 720**	**3 624**

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

CONSOLIDATED PROFIT AND LOSS		1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
I. Net sales of finished products, merchandise and materials	-	**1 001 087**	**853 507**
- to related entities	-	5 073	4 912
1. Net sales of finished products	27	934 913	845 310
2. Net sales of merchandise and materials	28	66 174	8 197
II. Cost of finished products, merchandise and materials	-	**(598 342)**	**(561 586)**
- from affiliated entities	-	(3 032)	(3 232)
1. Cost of finished products sold	29	(551 359)	(556 380)
2. Cost of merchandise and materials sold	-	(46 983)	(5 206)
III. Gross profit on sales (I-II)	-	**402 745**	**291 921**
IV. Selling expenses	29	(183 930)	(157 876)
V. Administrative and general expenses	29	(108 437)	(113 103)
VI. Profit on sales (III-IV-V)	-	**110 378**	**20 942**
VII. Other operating revenues	-	**18 392**	**23 669**
1. Profit from disposal of non-financial fixed assets	-	926	324
2. Subsidies	-	1 046	509
3. Other operating revenues	30	16 420	22 836
VIII. Other operating expenses	-	**(33 071)**	**(27 273)**
1. Loss from disposal of non-financial fixed assets	-	-	-
2. Revaluation of non-financial assets	-	(14 009)	(15 622)
3. Other operating expenses	31	(19 062)	(11 651)
IX. Profit on operating activities (VI+VII-VIII)	-	**95 699**	**17 338**
X. Financial revenues	**32**	**20 200**	**18 931**
1. Dividends and shares in profits, including	-	-	-
- from related entities	-	-	-
2. Interest, including	-	8 983	8 571
- from related entities	-	2 680	2 783
3. Profit from investments transferred	-	3 413	1 580
4. Revaluation of investments	-	630	2 489
5. Other	-	7 174	6 291
XI. Financial expenses	33	(24 219)	(28 699)
1. Interest, including	-	(9 498)	(10 059)
- to related entities	-	-	-
2. Loss from investments transferred	-	-	-
3. Revaluation of investments	-	(11 032)	(10 896)
4. Other	-	(3 689)	(7 744)
XII. Profit (loss) on sale of shares or part of shares in subordinated entities	34	-	322
XIII. Profit (loss) on ordinary activities (IX+X+XI+/-XII)	-	**91 680**	**7 892**
XIV Extraordinary items (XIV.1. - XIV.2.)	-	-	29
1. Extraordinary gains	35	-	31
2. Extraordinary losses	36	-	(2)
XV. Goodwill amortisation from subordinated entities	-	(13 414)	(12 894)
XVI. Negative goodwill amortisation from subordinated entities	-	-	-
XVII. Profit before taxation (XII+/-XIII)	-	**78 266**	**(4 973)**
XVIII. Corporate income tax	37	(9 453)	9 616
a) Current tax expense	-	(4 022)	(2 018)
b) Deferred tax expense	-	(5 431)	11 634
XIX. Other obligatory charges (increases of a loss)	38	-	-
XX. Share in net results of subordinated entities accounted for under the equity method	-	(1 417)	(1 689)
XXI. Minority interest's share in profit	-	(1 080)	(836)
XXII. Net profit (Loss) (XIV-XV-XVI+/-XVII)	39	**66 316**	**2 118**

Profit / (Loss) after taxation (for 12 months)	-	66 316	2 118
Weighted average number of ordinary shares	-	56 757 525	56 757 525
Net profit per ordinary share in PLN	40	1,17	0,04
Weighted average diluted number of ordinary shares	-	-	-
Diluted profit / (loss) after taxation per ordinary share in PLN	40	-	-

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

CHANGES IN CONSOLIDATED EQUITY	31 December 2004	31 December 2003
I. Equity opening balance	**1 065 246**	**1 063 079**
a) changes in the accounting policy	(6 872)	-
b) corrections of fundamental errors	-	-
I.a. Opening balance of equity after reconciliation to comparable	**1 058 374**	**1 063 079**
1. Share capital opening balance	**56 758**	**56 758**
1.1. Changes in share capital	-	-
a) additions	-	-
b) disposals	-	-
1.2. Share capital closing balance	**56 758**	**56 758**
2. Outstanding share capital contributions as at the beginning of the year	-	-
2.1. Changes in outstanding share capital contributions	-	-
a) additions	-	-
b) disposals	-	-
2.2. Outstanding share capital contributions as at the period end	-	-
3. Agora's own shares as the beginning of the year	-	-
3.1. Changes in Agora's own shares	-	-
a) additions	-	-
b) disposals	-	-
3.2. Agora's own shares as at the year ended	-	-
4. Reserve capital opening balance	**1 015 997**	**963 620**
4.1. Changes in capital reserves	(8 067)	52 377
a) additions	2 426	52 521
- net profit appropriation (over statutory minimum value)	2 118	52 405
- fixed assets disposals	308	67
- consolidation adjustments	-	49
b) disposals	(10 493)	(144)
- cover of loss of City Magazine Sp. z o.o.	-	(144)
- cover of loss resulting from change of accounting policy	(378)	-
- cover of loss from consolidation of radio companies	(10 115)	-
4.2. Reserve capital closing balance	**1 007 930**	**1 015 997**
5. Revaluation reserve opening balance	**488**	**555**
5.1. Changes in revaluation reserves	(308)	(67)
a) additions	-	-
b) disposals	(308)	(67)
- fixed assets disposals	(308)	(67)
5.2. Revaluation reserve closing balance	**180**	**488**
6. Other capital reserve opening balance	-	-
6.1. Changes in other capital reserves	-	-
a) additions	-	-
b) disposals	-	-
6.2. Other capital reserve closing balance	-	-
7. Foreign exchange differences form translation of subordinated entities	-	-
8. Accumulated profit (loss) from previous years, opening balance	(7 997)	42 146
8.1. Accumulated profit from previous years opening balance	**2 118**	**52 405**
a) changes in the accounting policy	-	-
b) corrections of fundamental errors	-	-
8.2. Opening balance of accumulated profit from previous years after reconciliation to comparable data	**2 118**	**52 405**
a) additions	-	-
- net profit appropriation	-	-
- loss of incorporated City Magazine Sp. z o.o. to be covered	-	-
b) disposals	(2 118)	(52 405)
- transfer to capital reserves	(2 118)	(52 405)
- consolidated adjustments of radiostations	-	-
8.3. Closing balance of accumulated profit from previous years	-	-

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

8.4. Opening balance of accumulated loss from the prior year	(10 115)	(10 259)
a) changes in the accounting policy	(6 872)	-
b) adjustments of fundamental errors	-	-
8.5. Opening balance of accumulated loss from the prior year after reconciliation to comparable data	(16 987)	(10 259)
a) additions	-	-
b) disposals	10 493	144
- cover of loss resulting from change of accounting policy	378	-
- loss of incorporated City Magazine Sp. z o.o. covered	-	144
- cover of loss from consolidation of radio companies	10 115	-
8.6. Closing balance of accumulated loss from the prior year	(6 494)	(10 115)
8.7. Closing balance of accumulated profit/(loss) from the prior year	(6 494)	(10 115)
9. Net result	66 316	2 118
a) net profit	66 316	2 118
b) net loss	-	-
c) profit write-offs	-	-
II. Equity closing balance	1 124 690	1 065 246
III. Equity after the proposed profit distribution or providing for a loss	1 124 690	1 065 246

Opening balance of equity has been decreased by PLN 6,872 thousand being the fair value of embedded derivatives net of deferred tax recognised as at 31 December 2003.

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

CONSOLIDATED CASH FLOW STATEMENT	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
A. Cash flow from operating activities - indirect method	188 185	132 891
I. Profit after taxation	**66 316**	**2 118**
II. Total adjustments	**121 869**	**130 773**
1. Profit (loss) of minority shareholders	1 080	805
2. Share in profit of companies consolidated under the equity method	1 417	1 689
3. Depreciation	124 271	137 258
- Goodwill or negative goodwill write-offs	13 414	12 894
4. Foreign exchange rates (gains) / losses	897	(31)
5. Interests and dividends	9 121	9 431
6. (Profit) / Loss on investment activity	10 065	11 437
7. Change in provisions	13	(9 933)
8. Change in inventory position	(3 420)	(426)
9. Change in accounts receivable position	(27 244)	13 837
10. Change in short-term liabilities (except for bank credits and loans)	2 000	(26 991)
11. Change in interperiod settlements	4 132	(6 014)
12. Other adjustments	(463)	(289)
III. Net cash flow from operating activities (I+/-II)	**188 185**	**132 891**
B. Cash flow from investment activities	(139 821)	(98 020)
I. Cash inflows from investing activities	**6 316**	**29 873**
1. Disposal of intangible fixed assets tangible fixed assets	1 197	843
2. Disposal of real estate property investments and intangible fixed assets	-	-
3. From financial assets, including:	4 789	29 030
a) assets in related entities	1 402	10 820
- financial assets transferred	200	600
- dividends and shares in profits	-	-
- repayment of long-term loans granted	-	220
- interests	34	-
- other inflows from financial assets	1 168	10 000
b) assets in other entities	3 387	18 210
- financial assets transferred	-	16 678
- dividends and shares in profits	-	-
- repayment of long-term loans granted	-	-
- interests	3 387	1 532
- other inflows from financial assets	-	-
4. Other investment inflows	330	-
II. Cash outflows from investing activities	**(146 137)**	**(127 893)**
1. Acquired intangible assets and tangible fixed assets	(29 426)	(43 722)
2. Investments in real estate property and intangible assets	-	-
3. On financial assets, including:	(115 143)	(81 117)
a) assets in related entities	(15 978)	(25 620)
- financial assets acquired	(6 159)	(14 435)
- long-term loans granted	(9 819)	(11 185)
b) assets in other entities	(99 165)	(55 497)
- financial assets acquired	(99 165)	(55 497)
- long-term loans granted	-	-
4. Dividends paid to minority shareholders	(799)	(1 008)
5. Other investment outflows	(769)	(2 046)
III. Cash flow from investment activities (I-II)	**(139 821)**	**(98 020)**
C. Cash flow from financing activities	(9 768)	(35 051)
I. Inflows from financing activities	**2**	-
1. Net inflows from issuing shares and other capital instruments and additional capital contributions	-	-
2. Bank credits and loans	2	-
3. Issue of debt securities	-	-
4. Other financial inflows	-	-

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

II. Cash outflows from financing activities	**(9 770)**	**(35 051)**
1. Entity's own shares acquired	-	-
2. Dividends and other payments to shareholders/owners	-	-
3. Payments, other than dividends to shareholders, distributions of profit	-	-
4. Bank credits and loans repaid	(619)	(15 890)
5. Debt securities redeemed	-	(9 000)
6. Other financial liabilities	-	-
7. Rentals paid under finance leasing contracts	-	(196)
8. Interest	(9 138)	(9 461)
9. Other financial outflows	(13)	(504)
III. Cash flow from financing activities (I-II)	**(9 768)**	**(35 051)**
D. Total net cash flows (A.III+/-B.III+/-C.III)	38 596	(180)
E. Change of cash position in balance sheet	38 596	(180)
- including change in cash position due to foreign exchange differences	(143)	(22)
F. Cash and cash equivalents at the beginning of the financial year	49 301	49 481
G. Cash and cash equivalents at the end of the financial year (F+/- D)	87 897	49 301
- including restricted cash	8 546	3 775

Due-to change of presentation of certain items in cash flow statement the comparative figures for twelve months of 2003 have been restated in the following way:

- depreciation has been increased by PLN 1,173 thousand (transfer of goodwill amortisation from "other adjustments" in operating activities),
- items "change in interperiod settlements" and "change in provisions" has been changed by PLN 5,730 thousand - adjustment relates to separate disclosure of deferred tax assets and deferred tax liabilities,
- due to change of presentation of short term monetary assets opening balance of cash and cash equivalents as at 31.12.2002 and closing balance as at 31.12.2003 decreased respectively by: PLN 1,579 thousand and PLN 41,248 thousand ,
- items "financial assets acquired" in cash outflows from investing activities increased by PLN 39,442 thousand (adjustment caused by change of presentation of short term monetary assets transfered from cash equivalents - purchases and sales are now presented net), "(profit) loss on investment activity" and "other adjustments" in operating activities decreased respectively by: PLN 1,227 thousand (result on sales of securities) and PLN 242 thousand (valuation of securities), "financial assets transferred in other entities" decreased by PLN 290 thousand, "inflows from financial assets in other entities - interests" increased by PLN 1,532 thousand.
- transfer of dividends paid to minority shareholders in the amount of PLN 1,008 thousand from financing activities to investment activities.

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

OTHER INFORMATION AND EXPLANATORY NOTES

A. EXPLANATORY NOTES
NOTES TO THE CONSOLIDATED BALANCE SHEET

Note 1.

INTANGIBLE FIXED ASSETS	31 December 2004	31 December 2003
a) Research and development expenditure	-	-
b) Goodwill	6 648	9 696
c) Concessions, patents, licenses and similar assets	19 335	16 034
- computer software	17 427	14 442
d) Other intangible assets	72 973	78 967
e) Prepayments for intangible fixed assets	2	-
Total intangible fixed assets	**98 958**	**104 697**

TABLE OF INTANGIBLE FIXED ASSETS MOVEMENTS (by type of expenditure)

in PLN thousand

	a	b	c		d	e	
	research and development	goodwill	concessions, patents, licences and similar assets	- computer software	other intangible fixed assets	prepayments for intangible fixed assets	**Total intangible fixed assets**
a) gross value at the beginning of the period	46	16 953	67 828	64 573	88 606	-	173 433
b) additions:	-	-	10 666	9 644	1 077	2	11 745
- purchases	-	-	4 534	3 971	13	2	4 549
- change of classification	-	-	32	10	1 048	-	1 080
- transfered form construction in progress	-	-	5 561	5 561	-	-	5 561
- other	-	-	31	31	-	-	31
- acquired together with purchase of subsidiary	-	-	508	71	16	-	524
c) disposals	(5)	(2 885)	(2 440)	(1 525)	(406)	-	(5 736)
- writing off fully depreciated assets	(5)	-	(1 078)	(978)	(19)	-	(1 102)
- change of classification	-	-	(1 048)	(547)	(32)	-	(1 080)
- liquidation	-	(2 885)	(314)	-	-	-	(3 199)
- sale	-	-	-	-	(355)	-	(355)
d) gross value at end of the period	41	14 068	76 054	72 692	89 277	2	179 442
e) accumulated amortisation at the beginning of the period	46	7 257	51 362	49 699	9 500	-	68 165
f) amortisation for the period	(5)	163	4 925	5 134	6 546	-	11 629
- planned	-	-	6 894	6 360	5 953	-	12 847
- writing off fully depreciated assets	(5)	-	(1 078)	(978)	(19)	-	(1 102)
- sale	-	-	-	-	(182)	-	(182)
- goodwill amortisation	-	1 029	-	-	-	-	1 029
- acquired together with purchase of subsidiary	-	-	207	53	8	-	215
- liquidation	-	(866)	(312)	(6)	-	-	(1 178)
- change of classification	-	-	(786)	(295)	786	-	-
g) accumulated amortisation at end of the period	41	7 420	56 287	54 833	16 046	-	79 794
h) opening balance of adjustments for permanent demunition in value	-	-	(432)	(432)	(139)	-	(571)
- additions	-	-	-	-	(136)	-	(136)
- disposals	-	-	-	-	17	-	17
i) closing balance of adjustments for permanent demunition in value	-	-	(432)	(432)	(258)	-	(690)
j) net value at end of the period	-	6 648	19 335	17 427	72 973	2	98 958

In the 2004 fully amortized intangibles amounting to PLN 1,102 thousand have been removed off the books.

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

INTANGIBLE FIXED ASSETS (OWNERSHIP STRUCTURE)	31 December 2004	31 December 2003
a) owned	98 958	104 697
b) used on the basis of rental, lease or other agreement of similar nature, including:	-	-
Total intangible fixed assets	98 958	104 697

Note 2.

GOODWILL OF SUBORDINATED ENTITIES	31 December 2004	31 December 2003
a) goodwill - subsidiaries	171 871	168 386
b) goodwill - co-owned subsidiaries	-	-
c) goodwill - associated entities	5 093	8 555
Goodwill of subordinated entities	176 964	176 941

CHANGE IN GOODWILL - SUBSIDIARIES	31 December 2004	31 December 2003
a) gross goodwill at the beginning of the period	185 807	176 386
b) additions	16 066	9 421
- acquisitions of subsidiaries entities	16 066	9 421
c) disposals	-	-
d) gross goodwill at the end of the period	201 873	185 807
e) write-off of goodwill at the beginning of the period	17 421	6 767
f) write-off of goodwill during the period	12 581	10 654
- amortisation of goodwill	12 055	10 320
- reclassification from associates	526	334
g) write-off of goodwill at the end of the period	30 002	17 421
h) net goodwill at the end of the period	171 871	168 386

CHANGE IN GOODWILL - CO-OWNED SUBSIDIARIES	31 December 2004	31 December 2003
a) gross goodwill at the beginning of the period	-	-
b) additions	-	-
c) disposals	-	-
d) gross goodwill at the end of the period	-	-
e) write-off goodwill at the beginning of the period	-	-
f) write-off goodwill during the period	-	-
g) write-off goodwill at the end of the period	-	-
h) net goodwill at the end of the period	-	-

CHANGE IN GOODWILL - ASSOCIATED	31 December 2004	31 December 2003
a) gross goodwill at the beginning of the period	12 279	10 133
b) additions	2 180	11 831
- opening balance of consolidated radiostations	-	-
- acquisitions of associated entities	2 180	11 831
c) disposals	(4 837)	(9 685)
- share in net assets	(756)	(6 257)
- sale of stake in an associate	-	(78)
- reclassification to subsidiaries	(4 081)	(3 350)
d) gross goodwill at the end of the period	9 622	12 279
e) write-off of goodwill at the beginning of the period	3 724	1 539
f) write-off of goodwill during the period	805	2 185
- opening balance of consolidated radiostations	-	-
- amortisation of goodwill	1 359	2 574
- share in losses	(28)	(55)
- reclassification to subsidiaries	(526)	(334)
g) write-off of goodwill at the end of the period	4 529	3 724
h) net goodwill at the end of the period	5 093	8 555

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

No	Company	gross goodwill at the end of the period	net assets acquired at fair values	goodwill write-off till 31.12.2004	acquisition cost
1	Agora Poligrafia Sp. z o.o.	428	(356)	428	72
2	KKK Fm S.A., Wrocław	1 046	740	605	1 786
3	Elita Sp. Z o.o., Bydgoszcz	2 593	1 093	1 158	3 686
4	Radio Trefl Sp. z o.o., Sopot	3 151	1 621	1 099	4 772
5	IM 40 Sp. z o.o., Warszawa	78	1 182	39	1 260
6	O'le Sp. z o.o., Opole	292	1 637	184	1 929
7	Karolina Sp. z o.o., Tychy	436	1 063	279	1 499
8	City Radio Sp. z o.o., Częstochowa	2 124	(425)	1 272	1 699
9	Radio Na fali Sp. z o.o., Szczecin	341	2 520	170	2 861
10	ROM Sp. z o.o., Warszawa	4 573	(3 129)	1 612	1 444
11	Barys Sp. z o.o., Tychy	590	(57)	590	533
12	Agencja Reklamowa Jowisz Sp. z o.o., Jelenia Góra	976	(714)	284	262
13	LRR Sp. z o.o., Warszawa	4	800	4	804
14	Radio Pomoże Sp. z o.o., Bydgoszcz	3 387	(320)	1 017	3 067
15	Twoje Radio Sp. z o.o., Wałbrzych	646	(390)	172	256
16	Wibor Sp. z o.o., Nowy Sącz	8 564	1 864	1 525	10 428
17	Radio Wanda Sp. z o.o., Kraków	5 839	(588)	777	5 251
18	Radio Klakson Sp. z o.o., Wrocław	7 319	(1 238)	911	6 081
19	Lokalne Radio w Opolu Sp. z o.o., Opole	796	(130)	99	666
20	Radio Lokalne Zielona Góra Sp. z o.o., Zielona Góra	335	(57)	42	278
21	Multimedia Plus Sp. z o.o., Śrem	1 727	(515)	88	1 212
22	Art Marketing Syndicate S.A., Poznań	156 628	42 334	17 647	198 962
	SUBSIDIARY COMPANIES - TOTAL	**201 873**	**46 936**	**30 002**	**248 809**
23	Jan Babczyszyn Radio Jazz FM Sp. z o.o., Poznań	446	109	187	555
24	BOR Sp. Z o.o. Poznań	761	146	761	1 081
25	Inforadio Sp. z o.o., Warszawa	0	0	0	0
26	Radio Mazowsze Sp. z o.o., Łomianki	3 432	(226)	1 390	4 265
27	Bis Media Sp. z o.o., Lublin	2 799	(440)	1 635	2 969
28	RPZ Sp. z o.o., Katowice	457	(2 507)	457	1 412
29	Tres Sp. z o.o., Sieradz	1 727	32	99	2 020
	ASSOCIATED ENTITIES - TOTAL	**9 622**	**(2 886)**	**4 529**	**12 302**

The above schedule does not include the goodwill and negative goodwill of subsidiaries of AMS SA: Akcent Media Sp. z o.o. i Adpol Sp. z o.o., which are fully amortised and their net book value is nil.

Note 3.

FIXED TANGIBLE ASSETS	**31 December 2004**	**31 December 2003**
a) Fixed assets, including:	712 415	792 840
- freehold land (including right for perpetual usufruct)	29 320	29 575
- buildings and constructions	296 528	310 392
- equipment and machines	359 737	416 852
- vehicles	2 784	2 724
- other	24 046	33 297
b) construction in progress	11 884	12 457
c) prepayments for construction in progress	912	344
Total fixed tangible assets	**725 211**	**805 641**

No.	**Assets**	**Net book value at 31 December 2004**
1	Perpetual usufruct	7 123
2	Land	8 604
3	Buildings	308 079
4	Printing presses	135 028
5	Rights to titles and trademarks	72 179
	Total	**531 013**

The schedule presents net book value as at 31 December 2004 of tangible and intangible fixed assets that are used as a pledge for bank loan facilities.

in PLN thousand

TANGIBLE FIXED ASSETS MOVEMENTS (by group)	- land including perpetual usufruct	- buildings	- machines and technical equipment	- vehicles	- other fixed assets	fixed assets, Total
a) opening balance of fixed assets, gross value	37 867	362 129	683 231	6 036	95 421	1 184 684
b) additions:	-	4 820	7 640	1 144	8 583	22 187
- purchases	-	1 033	4 151	1 144	886	7 214
- transfers from construction in progress	-	3 373	2 412	-	7 643	13 428
- built in-house	-	-	130	-	-	130
- other	-	-	31	-	-	31
- acquired together with purchase of subsidiary	-	414	916	-	54	1 384
c) disposals:	-	(1 305)	(4 106)	(574)	(9 460)	(15 445)
- sale	-	(3)	(994)	(483)	(263)	(1 743)
- liquidation	-	(1 302)	(2 449)	(91)	(9 197)	(13 039)
- other	-	-	-	-	-	-
- donations	-	-	(663)	-	-	(663)
d) closing balance of fixed assets, gross value	37 867	365 644	686 765	6 606	94 544	1 191 426
e) opening balance of cumulative depreciation	8 292	51 575	266 287	3 312	61 025	390 491
f) amortisation per period:	255	15 388	60 647	510	7 825	84 625
- planned	255	15 971	64 170	926	15 660	96 982
- liquidation	-	(621)	(2 298)	(65)	(7 684)	(10 668)
- sales	-	(1)	(931)	(351)	(202)	(1 485)
- others	-	-	(15)	-	-	(15)
- donations	-	-	(598)	-	-	(598)
- acquired together with purchase of subsidiary	-	39	319	-	51	409
g) closing balance of cumulative depreciation	8 547	66 963	326 934	3 822	68 850	475 116
h) opening balances of value adjustments	-	(162)	(92)	-	(1 099)	(1 353)
- additions	-	(1 991)	(2)	-	(1 789)	(3 782)
- disposals	-	-	-	-	1 240	1 240
i) closing balances of value adjustments	-	(2 153)	(94)	-	(1 648)	(3 895)
j) closing balance of fixed assets, net value	29 320	296 528	359 737	2 784	24 046	712 415

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

FIXED ASSETS (OWNERSHIP STRUCTURE)	31 December 2004	31 December 2003
a) owned	712 415	792 840
b) used on the basis of rental, lease or other agreement of similar nature, including:	-	-
Total fixed assets	**712 415**	**792 840**

OFF-BALANCE FIXED ASSETS	31 December 2004	31 December 2003
Used on the basis of rental, lease or other agreement of similar nature, including:	12	90
- value of land under perpetual usufruct	-	-
- leased vehicles	-	90
- leased computers	12	-
Total off-balance fixed assets	**12**	**90**

Note 4.

LONG - TERM RECEIVABLES	31 December 2004	31 December 2003
a) from associated entities, including:	-	-
- from subsidiary companies	-	-
- from joint-venture companies	-	-
- from associated entities	-	-
- from major investor	-	-
- from parent entity	-	-
b) from other entities	94	121
- deposits	85	121
- trade debtors due	9	-
Net long-term receivables	94	121
c) provisions for value of receivables	30	30
Gross long-term receivables	**124**	**151**

CHANGE IN LONG TERM RECEIVABLES	31 December 2004	31 December 2003
a) value as at the beginning of the period	121	39
- deposits	121	39
b) additions:	108	103
- deposits	77	103
- trade debtors due	9	-
- opening balance of companies consolidated for the first time	22	-
c) disposals	(135)	(21)
- other	(6)	-
- deposits returned	(129)	(21)
d) long term receivables as at the end of the period	94	121
- deposits	85	121
- trade debtors due	9	-

CHANGE IN PROVISIONS FOR VALUE OF LONG-TERM RECEIVABLES	31 December 2004	31 December 2003
Value of long-term receivables as at the beginning of the period	30	234
a) additions	-	7
- impairment losses recognised	-	7
- reclassification of other provision	-	-
b) disposals	-	(211)
- transfer of impairment losses for interest accrued from long term to short-term	-	(211)
Provision for long-term receivables as at the end of the period	**30**	**30**

LONG TERM RECEIVABLES (BY CURRENCY STRUCTURE)	31 December 2004	31 December 2003
a) in Polish currency	95	134
b) in foreign currency (per currency translated into PLN)	29	17
b1. unit/currency thousand/USD	6	1
thousand PLN	17	3
b2. unit/currency thousand/EUR	3	3
thousand PLN	12	14
other currencies translated in thousand PLN	-	-
Total long term receivables	**124**	**151**

Note 5.

CHANGE IN VALUE OF REAL ESTATE	31 December 2004	31 December 2003
a) real estate at the beginning of the period	-	-
b) additions:	-	-
c) disposals	-	-
d) real estate at the end of the period	-	-

CHANGE IN INTANGIBLE FIXED ASSETS	31 December 2004	31 December 2003
a) at the beginning of the period	-	-
b) additions	-	-
c) disposals	-	-
d) value as at the end of the period	-	-

LONG-TERM FINANCIAL ASSETS	31 December 2004	31 December 2003
a) in subsidiaries and co-owned subsidiaries excluded from consolidation	4 280	4 159
- shares	2 972	2 896
- shares in associates excluded from consolidation	83	83
- loans granted	-	2
- other long-term financial assets	1 225	1 178
- receivables for purchased loans	-	1 178
- additional capital contributions	1 200	-
- advance payment for shares	25	-
b) in subsidiaries, co-owned subsidiaries and associated entities valued using equity method	12 903	22 236
- shares	87	47
- loans granted	11 381	13 649
- other long-term financial assets	1 435	8 540
- advance payment for shares	1 435	8 134
- others	-	406
c) in other entities	3 600	4 249
- shares	94	94
- loans granted	3 060	3 060
- other long-term financial assets	446	1 095
- others	446	445
- advance payment for shares	-	650
Total long-term financial assets	**20 783**	**30 644**

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

CHANGE IN LONG-TERM FINANCIAL ASSETS (BY KIND)	31 December 2004	31 December 2003
a) value as at the beginning of the period	30 644	27 826
- shares	3 120	2 218
- loans granted	16 711	13 966
- other long-term financial assets, including:	10 813	11 642
- acquired loans	1 178	-
- additional capital contributions	-	230
- advance payment for shares	8 784	11 412
- others	851	-
b) additions	15 395	20 387
- purchase of shares	147	1 335
- loans, including	13 854	15 720
- loans granted	9 819	10 673
- interests	2 616	5 047
- transfer of receivables into loans	1 325	-
- transfer of short-term into long-term loan	94	-
- acquired loans, including:	-	1 184
- other	-	1 184
- additional capital contributions	1 252	-
- other	-	851
- advance payment for shares	55	1 250
- share of net assets in associates	87	47
c) disposals	(25 256)	(17 569)
- sales of shares	(118)	(404)
- impairment losses for shares	-	(76)
- loans, including	(16 124)	(12 975)
- revaluation	(905)	-
- transfer into short-term loan	-	(431)
- impairment losses for interests	(2 616)	(5 047)
- impairment losses for loans	(7 776)	(7 345)
- adjustment resulting from full consolidation of radio companies	(4 827)	(152)
- acquired loans, including	(1 178)	(6)
- repayment	(1 178)	-
- other	-	(6)
- Impairment losses of additional capital contributions	(52)	(230)
- advance payment for shares	(7 379)	(3 878)
- other	(405)	-
d) value as at the end of the period	20 783	30 644
- shares	3 236	3 120
- loans granted	14 441	16 711
- other long-term financial assets	3 106	10 813
- acquired loans	-	1 178
- additional capital contributions	1 200	-
- other	446	851
- advance payment for shares	1 460	8 784

SH[redacted] SUBSIDIARIES AND AFFILIATED COMPANIES (INVESTMENTS)

	a	b	c	d	e	f	g	h	i	j	k	l
	Company (with its legal status)	location	Company's activity	Kind of relation	consolidation method used	control overtaking/ influence date	shares purchase price	amounts provided for (total)	shares balance sheet value	percentage of share in share capital (efectively)	percentage of votes on Shareholders meeting (efectively)	other than in j) or k) kind of domination
1	KKK FM SA	Wrocław	local radio station	direct subsidiary	full consolidation	01-02-1998	1 813	(	1 813	84,18%	84,18%	Agora SA owns 80,01% in KKK FM and 100% in LRR which owns 4,17% of KKK FM
2	Inforadio Sp. z o.o.	Warszawa	supra-regional radio station	direct associate	equity method	01-02-1998	6 781	(6 781	0	45,34%	45,34%	
3	Elita Sp. z o.o.	Bydgoszcz	local radio station	direct subsidiary	full consolidation	01-02-1998	3 686	(1 295	2 391	100,00%	100,00%	
4	Radio Trefl Sp. z o.o.	Sopot	local radio station	direct subsidiary	full consolidation	01-02-1998	4 049	(	4 049	99,96%	99,96%	Agora SA owns 50,99% in Radio Trefl and 100% in LRR which owns 48,97% of Radio Trefl
5	Jan Babczyszyn Radio Jazz FM Sp. z o.o.	Poznań	local radio station	direct associate	equity method	01-02-1998	555	(	555	50,00%	50,00%	
6	IM 40 Sp. z o.o.	Warszawa	local radio station	direct subsidiary	full consolidation	01-02-1998	1 260	(	1 260	72,01%	72,01%	
7	Radio Wawel Sp. z o.o. (the company has not started its operations)	Kraków	local radio station	direct subsidiary	exempt from consolidation	01-02-1998	2	(	2	50,00%	50,00%	
8	Lokalne Rozgłośnie Radiowe Sp. z o.o.	Warszawa	local radio station	direct subsidiary	full consolidation	01-02-1998	21 391	(2 828	18 563	100,00%	100,00%	
9	O'LE Sp. z o.o.	Opole	local radio station	direct subsidiary	full consolidation	01-02-1998	1 475	(1 021	454	100,00%	100,00%	Agora SA owns 51,02% in O'le and 100% in LRR which owns 48,98% of Radio O'le
10	Karolina Sp. z o.o.	Tychy	local radio station	direct subsidiary	full consolidation	26-03-1998	9 868	(	9 868	100,00%	100,00%	Agora SA owns 51% in Karolina and 100% in LRR which owns 49% of Karolina
11	CITY Radio Sp. z o.o.	Częstochowa	local radio station	direct subsidiary	full consolidation	25-06-1998	1 699	(481	1 218	100,00%	100,00%	
12	Biuro Obsługi Radiowej Sp. z o.o.	Poznań	radio, TV, commercial services	direct associate	equity method	09-09-1998	1 082	(	1 082	50,06%	50,06%	
13	BARYS Sp. z o.o.	Tychy	local radio station	indirect subsidiary	full consolidation	17-12-1999	11	(	11	89,78%	89,78%	Agora SA owns 100% in LRR which owns 89,78% of Barys
14	Radio Na fali Sp. z o.o.	Szczecin	local radio station	direct subsidiary	full consolidation	29-12-1999	3 341	(	3 341	100,00%	100,00%	Agora SA owns 51% in Radio Na fali and 100% in LRR which owns 49% of Radio Na fali
15	Agora Poligrafia Sp. z o.o.	Tychy	newspaper printing	direct subsidiary	full consolidation	16-02-1998	1 068	(	1 068	100,00%	100,00%	
16	Centrum Handlu Internetowego Sp. z o.o.	Warszawa	e-commerce and trading, utilities, production - operations suspended	direct subsidiary	exempt from consolidation	15-11-2000	1 293	(	1 293	100,00%	100,00%	
17	ROM Sp. z o.o.	Warszawa	local radio station	direct subsidiary	full consolidation	12-01-2000	867	(	867	100,00%	100,00%	Agora SA owns 51,06% in ROM and 100% in LRR which owns 48,94% of ROM
18	Radio Mazowsze Sp. z o.o.	Łomianki	local radio station	direct associate	equity method	14-11-2002	4 265	(	4 265	24,00%	24,00%	
19	Radio Wanda Sp. z o.o.	Kraków	local radio station	direct subsidiary	full consolidation	22-06-2001	5 307	(1 065	4 242	100,00%	100,00%	Agora SA owns 51% in Radio Wanda and 100% in LRR which owns 49% of Radio Wanda
20	Twoje Radio Sp. z o.o.	Wałbrzych	local radio station	direct subsidiary	full consolidation	06-08-2001	222	(	222	100,00%	100,00%	Agora SA owns 100% in AR Jowisz, which owns 22,65% of Twoje Radio, and Agora SA owns 100% in LRR which owns 6,76% of Twoje Radio and Agora SA owns 70,59% of Twoje Radio
21	Agencja Reklamowa Jowisz Sp. z o.o.	Jelenia Góra	local radio station	indirect subsidiary	full consolidation	19-09-2001	11	(	11	100,00%	100,00%	Agora SA owns 100% in LRR which owns 100% of AR Jowisz
22	Multimedia Plus Sp. z o.o.	Śrem	local radio station	direct subsidiary	full consolidation	11-12-2001	1 212	(	1 212	76,00%	76,00%	
23	Wibor Sp. z o.o.	Nowy Sącz	local radio station	direct subsidiary	full consolidation	10-12-2001	10 235	(	10 235	100,00%	100,00%	Agora SA owns 51% in Wibor and 100% in LRR which owns 49% of Wibor
24	Radio Pomoze Sp. z o.o.	Bydgoszcz	local radio station	direct subsidiary	full consolidation	14-06-2002	2 464	(536	1 928	100,00%	100,00%	Agora SA owns 51% in Radio Pomoze and 100% in LRR which owns 49% of Radio Pomoze
25	Jamar Sp. z o.o.	Wrocław	radio, TV, advertising publishing	direct subsidiary	exempt from consolidation	08-04-2002	52	(	52	100,00%	100,00%	
26	Projekt Inwestycyjny Sp. z o.o.	Warszawa	radio, TV, advertising publishing	direct subsidiary	exempt from consolidation	22-05-2002	52	(	52	100,00%	100,00%	
27	Art Marketing Syndicate S.A.	Poznań	outdoor advertising	direct subsidiary	full consolidation	01-10-2002	198 962	(	198 962	99,83%	99,86%	
28	Polskie Badania Internetu Sp. z o.o.	Warszawa	internet research	direct associate	exempt from consolidation	29-03-2002	83	(	83	20,00%	20,00%	
29	Aktis Media Sp. z o.o. (in bankruptcy)	Poznań	outdoor advertising	indirect subsidiary	exempt from consolidation	01-10-2002	90	(90	0	89,85%	89,85%	AMS owns 90% stake
30	Polskie Badania Reklamy Zewnętrznej Sp. z o.o. (in the process of liquidation)	Warszawa	outdoor advertising	indirect subsidiary	exempt from consolidation	01-10-2002	77	(77	0	50,91%	50,91%	AMS owns 51% stake
31	Adpol sp. zo.o.	Warszawa	outdoor advertising	indirect subsidiary	full consolidation	01-10-2002	1 364	(	1 364	99,83%	99,83%	AMS owns 100% stake
32	Akcent Media Sp. z o.o.	Poznań	outdoor advertising	indirect subsidiary	full consolidation	01-10-2002	100	(100	0	99,83%	99,83%	AMS owns 100% stake
33	Media System Sp. z o.o.	Warszawa	outdoor advertising	indirect subsidiary	exempt from consolidation	01-10-2003	1 498	(	1 498	99,83%	99,83%	AMS owns 100% stake
34	Radio Klakson Sp. z o.o.	Wrocław	local radio station	direct subsidiary	full consolidation	07-04-2003	6 080	(2 163	3 917	100,00%	100,00%	
35	Bis Media Sp. z o.o.	Lublin	local radio station	direct associate	equity method	08-07-2003	2 969	(2 299	670	49,00%	49,00%	
36	Regionalne Przedsiębiorstwo Związkowe S	Katowice	local radio station	direct associate	equity method	16-10-2003	1 413	(	1 413	49,00%	49,00%	
37	Polskie Badania Outdooru Sp. z o.o.	Warszawa	market outdoor research	indirect subsidiary	exempt from consolidation	08-03-2004	76	(	76	50,91%	50,91%	AMS owns 51% stake
38	Tres Sp. z o.o.	Sieradz	local radio station	direct associate	equity method	24-06-2004	2 020	(	2 020	48,51%	48,51%	
39	Lokalne Radio w Opolu Sp. z o.o.	Opole	local radio station	direct subsidiary	full consolidation	30-12-2004	666	(	666	100,00%	100,00%	
40	Radio Lokalne Zielona Góra Sp. z o.o.	Zielona Góra	local radio station	direct subsidiary	full consolidation	30-12-2004	278	(	278	100,00%	100,00%	

Shares purchase price- it is a value of shares recorded in books of consolidated companies.

SHARES IN SUBSIDIARIES AND AFFILIATED COMPANIES (INVESTMENTS), cont.

in PLN thousand

	a	m							n			o			p	r	s	t
No.	Company	share capital of a company	share capital	capital but not paid in (a negative figure)	reserve capital	other capital items	unappropriated result from previous years	net profit/(loss)	Liabilities and provisions for liabilities, including:	- long-term	- short-term	Company's receivables, including:	- long-term	- short-term	Total Company assets	Sales revenue	Outstanding share capital contribution	Dividends/share in profits for last accounting year received or receivable
1	KKK FM SA	(69)	1 947	-	-	(2 016)	(2 162)	146	2 277	-	2 170	598	-	598	2 208	3 559	-	-
2	Inforadio Sp. z o.o.	(49 934)	14 490	-	-	(64 424)	(61 775)	(3 289)	52 150	39 216	12 808	548	-	548	2 216	1 868	-	-
3	Elita Sp. z o.o.	(460)	3 629	-	-	(4 089)	(4 353)	(120)	1 384	1 135	190	267	-	267	924	1 232	-	-
4	Radio Trefl Sp. z o.o.	510	2 683	-	-	(2 173)	(3 405)	332	954	358	368	459	-	459	1 464	3 132	-	-
5	Jan Babczyszyn Radio Jazz FM Sp. z o.o.	173	600	-	-	(427)	(487)	60	677	-	461	70	-	70	850	1 224	-	-
6	IM 40 Sp. z o.o.	5 250	1 000	-	465	3 785	-	3 785	1 539	-	1 100	2 145	-	2 145	6 789	11 890	-	2 059
7	Radio Wawel Sp. z o.o.		4	the company has not commenced activities				-	-	-	-	-	-	-	-	-	-	-
8	Lokalne Rozgłośnie Radiowe Sp. z o.o.	22 876	5 026	-	18 867	(1 017)	(2 212)	(55)	1 336	-	1 229	183	-	183	24 212	1 809	-	-
9	O'LE Sp. z o.o.	(581)	1 994	-	-	(2 575)	(3 904)	(417)	1 131	976	112	171	-	171	550	506	-	-
10	Karolina Sp. z o.o.	2 095	1 100	-	498	497	-	497	1 018	-	563	948	-	948	3 113	5 213	-	-
11	CITY Radio Sp. z o.o.	(3 034)	1 701	-	15	(4 750)	(5 226)	(430)	3 547	3 288	205	247	-	247	513	912	-	-
12	Biuro Obsługi Radiowej Sp. z o.o.	(3 748)	2 036	-	-	(5 784)	(6 392)	108	5 564	-	5 399	1 152	-	1 152	1 816	9 228	-	-
13	BARYS Sp. z o.o.	(4 579)	269	-	-	(4 848)	(4 396)	(452)	5 127	5 039	88	158	-	158	548	-	-	-
14	Radio Na fali Sp. z o.o.	(386)	2 544	-	262	(3 192)	(3 788)	22	1 394	1 064	241	293	-	293	1 008	1 965	-	-
15	Agora Poligrafia Sp. z o.o.	82 467	1 000	-	67 606	13 861	-	13 861	4 853	-	4 724	6 703	-	6 703	87 320	55 629	-	-
16	Centrum Handlu Internetowego Sp. z o.o.	2 135	9 000	-	-	(6 865)	(6 920)	55	8	-	8	698	-	698	2 143	-	-	-
17	ROM Sp. z o.o.	(6 478)	684	-	-	(7 162)	(8 718)	(920)	7 328	6 878	273	555	-	555	850	111	-	-
18	Radio Mazowsze Sp. z o.o.	(4 421)	269	-	-	(4 690)	(4 679)	(725)	4 805	4 396	151	193	-	193	384	87	-	-
19	Radio Wanda Sp. z o.o.	(979)	250	-	-	(1 229)	(1 745)	516	3 067	-	2 985	741	23	718	2 088	3 931	-	-
20	Twoje Radio Sp. z o.o.	(2 865)	170	-	26	(3 061)	(2 248)	(813)	3 532	3 232	203	239	-	239	667	705	-	-
21	Agencja Reklamowa Jowisz Sp. z o.o.	(2 595)	114	-	-	(2 709)	(2 359)	(350)	2 839	2 804	18	41	-	41	244	53	-	-
22	Multimedia Plus Sp. z o.o.	(1 266)	1 121	-	-	(2 387)	(2 061)	(326)	1 326	1 260	66	21	-	21	60	37	-	-
23	Wibor Sp. z o.o.	405	3 300	-	-	(2 895)	(1 961)	(1 284)	1 891	1 241	543	437	-	437	2 296	2 253	-	-
24	Radio Pomoże Sp. z o.o.	(772)	20	-	-	(792)	(841)	(191)	1 150	932	195	203	-	203	378	1 039	-	-
25	Jamar Sp. z o.o.	14	50	-	-	(36)	(26)	(10)	-	-	-	7	-	7	14	-	-	-
26	Projekt Inwestycyjny Sp. z o.o.	15	50	-	-	(35)	(25)	(10)	-	-	-	7	-	7	15	-	-	-
27	Art Marketing Syndicate S.A.	45 306	9 797	-	31 274	4 235	(6 494)	10 729	67 016	20 000	30 744	20 136	8	20 128	112 322	142 694	-	-
28	Polskie Badania Internetu Sp. z o.o.	(68)	416	-	-	(484)	(387)	(97)	197	48	149	107	-	107	129	664	-	-
29	Aktis Media Sp. z o.o. (in bankruptcy)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
30	Polskie Badania Reklamy Zewnętrznej Sp. z o.o. (in the process of liquidation)	(101)	150	-	3	(254)	(249)	(5)	101	-	101	-	-	-	-	-	-	-
31	Adpol sp. zo.o.	4 888	1 200	-	-	3 688	(2 386)	1 894	2 587	-	2 526	2 619	1	2 618	7 475	10 196	-	-
32	Akcent Media Sp. z o.o.	(1 002)	100	-	-	(1 102)	(1 324)	222	1 908	-	1 770	749	-	749	906	10 612	-	-
33	Media System Sp. z o.o.	615	750	-	-	(135)	(1 819)	(296)	1 274	-	808	352	-	352	1 889	2 445	-	-
34	Radio Klakson Sp. z o.o.	(2 766)	50	-	-	(2 816)	(2 216)	(615)	3 629	-	3 596	485	-	485	863	2 501	-	-
35	Bis Media Sp. z o.o.	(1 244)	1 000	-	-	(2 244)	(2 030)	(214)	1 814	1 504	243	283	-	283	570	1 711	-	-
36	Regionalne Przedsiębiorstwo Związkowe Sp. z o.o.	(7 549)	50	-	504	(8 103)	(7 193)	(1 326)	8 253	7 670	342	335	-	335	704	1 263	-	-
37	Polskie Badania Outdooru Sp. z o.o.	151	150	-	-	1	-	1	140	-	140	156	-	156	291	515	-	-
38	Tres Sp. z o.o.	(538)	101	-	-	(639)	(3)	(636)	1 475	626	832	353	-	353	937	565	-	-
39	Lokalne Radio w Opolu Sp. z o.o.	29	50	-	-	(21)	-	(21)	2	-	2	-	-	-	31	-	-	-
40	Radio Lokalne Zielona Góra Sp. z o.o.	15	50	-	-	(35)	-	(35)	10	-	10	-	-	-	25	-	-	-

SHARES IN OTHER ENTITIES (INVESTMENTS)										
	a	b	c	d	e		f	g	h	i
No.	Name of entity, legal form	Location	Activity	Book value of shares	Share capital of a company :	- share capital	% of share capital	Share in the total number of votes on shareholders meeting	Value of shares unpaid by the Company	Dividends received or due for the last year
1	Others	0	0	94	-	-	less than 5% in each company	less than 5% in each company	-	-

Due to low value of other shares they are presented in total as others.

LONG-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS (BY CURRENCY)	31 December 2004	31 December 2003
a) in Polish currency	6 342	12 915
b) in foreign currency (per currency translated into PLN)	-	1 018
b1. unit/currency thousand/USD	-	7
thousand PLN	-	25
b2. unit/currency thousand/EUR	-	211
thousand PLN	-	993
other currencies translated in thousand PLN	-	-
Total long-term securities, shares and financial assets	**6 342**	**13 933**

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

LONG-TERM SECURITIES, SHARES AND FINANCIAL ASSETS (BY LIQUIDITY)	31 December 2004	31 December 2003
A. Readily marketable securities, quoted on stock exchanges (balance-sheet value)	-	-
a) shares (balance-sheet value)	-	-
- value adjustments in the period	-	-
- value as at the beginning of the period	-	-
- purchase cost	-	-
b) bonds (balance-sheet value)	-	-
- value adjustments in the period	-	-
- value as at the beginning of the period	-	-
- purchase cost	-	-
c) other (balance-sheet value)	-	-
B. Readily marketable securities, quoted on regulated, over-the counter-market (balance-sheet value)	-	-
a) shares (balance-sheet value)	-	-
- value adjustments in the period	-	-
- value as at the beginning of the period	-	-
- purchase cost	-	-
b) bonds (balance-sheet value)	-	-
- value adjustments in the period	-	-
- value as at the beginning of the period	-	-
- purchase cost	-	-
c) other (balance-sheet value)	-	-
c1)	-	-
- value adjustments in the period	-	-
- value as at the beginning of the period	-	-
- purchase cost	-	-
C. Readily marketable securities, not quoted on stock exchanges or regulated over-the-counter market (balance-sheet value)	-	-
a) shares (balance-sheet value)	-	-
- value adjustments in the period	-	-
- value as at the beginning of the period	-	-
- purchase cost	-	-
b) bonds (balance-sheet value)	-	-
- value adjustments in the period	-	-
- value as at the beginning of the period	-	-
- purchase cost	-	-
c) other (balance-sheet value)	-	-
c1)	-	-
- value adjustments in the period	-	-
- value as at the beginning of the period	-	-
- purchase cost	-	-
D. Securities with restricted marketability (balance-sheet value)	6 342	13 933
a) shares (balance-sheet value)	3 236	3 120
- value adjustments in the period	-	(76)
- value as at the beginning of the period	3 120	2 218
- purchase cost	23 771	33 234
b) bonds (balance-sheet value)	-	-
- value adjustments in the period	-	-
- value as at the beginning of the period	-	-
- purchase cost	-	-
c) other (balance-sheet value)	3 106	10 813
c1) additional capital contributions	1 200	-
- value adjustments in the period	(52)	(230)
- value as at the beginning of the period	-	230
- purchase cost	1 252	230
c2) other long-term financial assets	1 906	10 813
- value adjustments in the period	-	-
- value as at the beginning of the period	10 813	11 412
- purchase cost	1 906	10 813
Total purchase / acquisition cost	26 929	44 277
Total value as at the beginning of the period	13 933	13 860
Total valuation adjustments in the period	(52)	(306)
Total book value	**6 342**	**13 933**

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

LONG TERM LOANS GRANTED (BY CURRENCY)	31 December 2004	31 December 2003
a) in Polish currency	14 441	16 711
b) in foreign currency (per currency translated into PLN)	-	-
Total long-term loans granted	**14 441**	**16 711**

OTHER LONG TERM INVESTMENTS	31 December 2004	31 December 2003
Total other long term investments	-	-

CHANGE IN OTHER LONG TERM INVESTMENTS	31 December 2004	31 December 2003
a) balance as at the beginning of the period	-	-
b) additions	-	-
c) disposals	-	-
d) balance as at the end of the period	-	-

OTHER LONG TERM INVESTMENTS (BY CURRENCY)	31 December 2004	31 December 2003
a) in Polish currency	-	-
b) in foreign currency (per currency translated into PLN)	-	-
Total other long term investments	-	-

Note 6.

CHANGE IN DEFERRED TAX ASSETS	31 December 2004	31 December 2003
1. Deferred tax asset at beginning of period	14 567	8 837
a) posted to net result	14 567	8 837
- tax on accruals and liabilities	2 936	3 897
- tax on f/x differences	14	472
- tax on interest liabilities	20	-
- tax on deferred revenues and adjustments to revenue	1 316	448
- tax on other provisions	287	398
- tax on impairment losses for tangible and intangible fixed assets	888	1 946
- tax loss	8 890	
- other	216	1 676
b) posted to equity	-	-
c) posted to goodwill or negative goodwill	-	-
2. Increases	9 966	16 213
a) posted to profit / loss for the period in connection with negative time differences:	8 010	3 692
- tax on accruals and liabilities	3 173	1 790
- tax on f/x differences	130	22
- tax on interest liabilities	492	-
- tax on deferred revenues and adjustments to revenue	3 001	1 870
- tax on other provisions	5	10
- tax on impairment losses for tangible and intangible fixed assets	825	-
- other	384	-

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

b) posted to profit / loss for the period in connection with tax loss	1 956	12 521
- tax loss	-	12 521
- unrecognised tax loss from the previous periods	1 956	-
c) posted to equity in connection with negative time differences:	-	-
d) posted to equity in connection with tax loss	-	-
e) posted to goodwill or negative goodwill in connection with negative time differences:	-	-
3. Decreases	(8 623)	(10 483)
a) posted to profit / loss for the period in connection with negative time differences:	(3 975)	(10 483)
- tax on accruals and liabilities	(1 463)	(1 519)
- tax on f/x differences	(14)	(67)
- tax on interest liabilities	(86)	-
- tax on deferred revenues and adjustments to revenue	(1 316)	(448)
- tax on other provisions	(35)	-
- tax on impairment losses for tangible and intangible fixed assets	(885)	(332)
- change of tax rate	-	(8 117)
- other	(176)	-
b) posted to profit / loss for the period in connection with tax loss	(4 648)	-
- utilisation of tax loss	(4 648)	-
c) posted to equity in connection with negative time differences:	-	-
d) posted to equity in connection with a loss	-	-
e) posted to goodwill or negative goodwill in connection with negative time differences:	-	-
4. Total deferred tax asset at the end of period, including	15 910	14 567
a) posted to profit / loss	15 910	14 567
- tax on accruals and liabilities	4 646	2 936
- tax on f/x differences	130	14
- tax on interest liabilities	426	20
- tax on deferred revenues and adjustments to revenue	3 001	1 316
- tax on other provisions	257	287
- tax on impairment losses for tangible and intangible fixed assets	828	888
- tax loss	6 198	8 890
- other	424	216
b) posted to equity	-	-
c) posted to goodwill or negative goodwill	-	-

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

	negative timing differences	As at 31.12.2004	As at 31.12.2003	Expiry date
1	- accruals and liabilities	24 453	15 454	after 2005
2	- f/x differences	684	72	2005
3	- interest liabilities	2 242	107	2005
4	- deferred revenue and adjustments to revenue	15 795	6 926	2005
5	- other provisions	1 353	1 513	2005 and later
6	- impairment losses for tangible and intangible fixed assets	4 358	4 673	after 2005
7	- tax losses	32 621	46 789	2009
8	- other	2 232	1 136	2006
	Total	**83 738**	**76 670**	

OTHER PREPAID EXPENSES	31 December 2004	31 December 2003
a) prepaid expenses, including:	1 321	933
- IT service	-	-
- rent paid in advance	1 065	933
- technical service	256	-
b) other prepaid expenses, including:	-	1
- press subscription	-	1
Total other prepaid expenses	**1 321**	**934**

Note 7.

INVENTORY	31 December 2004	31 December 2003
a) Raw materials	16 109	14 966
b) Semi-products and work in progress	-	-
c) Finished products	-	-
d) Merchandise	2 345	114
e) Prepayments for inventory	132	86
Total inventory	**18 586**	**15 166**

Note 8.

CURRENT DEBTORS	31 December 2004	31 December 2003
a) from associated entities	1 540	3 058
- trade debtors due	1 536	3 054
- up to 12 months	1 536	3 054
- over 12 months	-	-
- other	4	4
b) other entities	148 932	120 050
- trade debtors due	128 400	96 618
- up to 12 months	128 400	96 618
- over 12 months	-	-
- taxation, subsidy and social security debtors	8 002	11 393
- other	12 530	12 039
Total net current debtors	150 472	123 108
c) Total impairment losses	44 636	53 064
Current debtors, gross value	**195 108**	**176 172**

CURRENT DEBTORS - ASSOCIATED COMPANIES	31 December 2004	31 December 2003
a) trade debtors due, including:	1 536	3 054
- from subsidiaries	306	-
- from associated entities	1 230	3 054
b) other, including:	4	4
- from associated entities	4	4
c) subject to legal proceedings, including:	-	-
Total net current debtors - related companies	1 540	3 058
d) Total impairment losses - related companies	-	502
Current debtors - related companies, gross value	**1 540**	**3 560**

CHANGE IN IMPAIRMENT LOSSES FOR CURRENT BAD DEBTS	31 December 2004	31 December 2003
a) Balance at the beginning of the year	53 064	58 960
b) Additions	15 124	17 713
- impairment loss for debts subject to legal proceedings	2 233	2 604
- impairment loss for doubtful debts	11 852	14 807
- opening balance of impairment losses of companies consolidated for the first time	258	91
- reclassification to another provision	781	211
b) decreases	(23 552)	(23 609)
- debts written-off	(11 034)	(3 757)
- penalty interest written-off	(4 367)	(6 149)
- repayment of debts	(7 122)	(13 220)
- reclassification to another provision	(1 029)	(483)
Debt provision closing balance	**44 636**	**53 064**

DEBTORS (BY CURRENCY)	31 December 2004	31 December 2003
a) in Polish currency	193 978	175 134
b) in foreign currency (per currency translated into PLN)	1 130	1 038
b1. unit/currency thousand/USD	81	26
thousand PLN	243	96
b2. unit/currency thousand/EUR	217	194
thousand PLN	885	913
other currencies translated in thousand PLN	2	29
Total current debtors	**195 108**	**176 172**

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

AGEING OF TRADE DEBTORS (NOMINAL VALUE) AS AT THE YEAR END	31 December 2004	31 December 2003
a) Due within 1 month	82 203	56 282
b) Due between 1 and 3 months	3 486	1 115
c) Due between 3 and 6 moths	234	146
d) Due between 6 months and 1 year	-	20
e) Due after 1 year	-	7
f) Overdue trade debtors	85 904	92 196
Total gross trade debtors	171 827	149 766
g) Impairment loss for trade debtors	(41 891)	(50 094)
Total net trade debtors	**129 936**	**99 672**

Usual payment terms for regular sales are:
- for advertisement 7 – 30 days,
- for newspapers and magazines 7 – 30 days.

AGEING OF OVERDUE TRADE DEBTORS (NOMINAL VALUE) AS AT THE YEAR END - UNSETTLED WITHIN:	31 December 2004	31 December 2003
a) 1 month	28 756	30 312
b) between 1 and 3 months	12 958	10 513
c) between 3 and 6 moths	6 049	4 197
d) between 6 months and 1 year	4 649	5 815
e) after 1 year	33 492	41 359
Total overdue trade debtors (nominal value)	85 904	92 196
f) Impairment loss for overdue trade debtors	(41 891)	(50 094)
Total net overdue trade debtors	**44 013**	**42 102**

Note 9.

Of the total receivables balance of PLN 195,108 thousand, overdue balances are:
- trade receivables balance of PLN 85,904 thousand, out of it PLN 44,013 thousand has not been provided for.

Receivables at court amounted to PLN 4,488 thousand and were covered by full provision.

Receivables in dispute amounted to PLN 8,657 thousand, out of it balance of PLN 7 thousand has not been provided for.

Adjustments to the value of receivables (bad debt provisions) amounting to PLN 41,891 thousand represent all doubtful debts and all debt overdue by more than 3 months, except for these subject to valid agreements with debtors, which set new due days. Impairment losses for other receivables amounted to PLN 2,745 thousand.

Comparative data for the year 2003:

Of the total receivables balance of PLN 176,172 thousand, overdue balances are:
- trade receivables balance of PLN 92,196 thousand, out of it PLN 42,102 thousand has not been provided for.

Receivables at court amounted to PLN 5,607 thousand and were covered by full provision.

Receivables in dispute amounted to PLN 14,330 thousand, out of it balance of PLN 1 thousand has not been provided for.

Adjustments to the value of receivables (bad debt provisions) amounting to PLN 50,094 thousand represent all doubtful debts and all debt overdue by more than 3 months, except for these subject to valid agreements with debtors, which set new due days. Impairment losses for other receivables amounted to PLN 2,970 thousand.

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

Note 10.

SHORT TERM FINANCIAL ASSETS	31 December 2004	31 December 2003
a) in subsidiaries	219	239
- shares	-	-
- dividends	-	-
- debt securities	-	-
- other securities	-	-
- loans granted	219	239
- other short term financial assets	-	-
- acquired loans	-	-
b) in co-owned subsidiaries	-	-
- shares	-	-
- dividends	-	-
- debt securities	-	-
- other securities	-	-
- loans granted	-	-
- other short term financial assets	-	-
c) in associated companies	1 502	841
- shares	-	-
- dividends	-	-
- debt securities	-	-
- other securities	1 502	188
- commercial papers	1 502	188
- loans granted	-	653
- other short term financial assets	-	-
d) in major investor	-	-
- shares	-	-
- dividends	-	-
- debt securities	-	-
- other securities	-	-
- loans granted	-	-
- other short term financial assets	-	-
e) in parent company	-	-
- shares	-	-
- dividends	-	-
- debt securities	-	-
- other securities	-	-
- loans granted	-	-
- other short term financial assets	-	-
f) in other entities	140 850	48 208
- shares	-	-
- dividends	-	-
- debt securities	-	-
- other securities	140 850	41 248
- treasury bonds and commercial papers	138 859	39 573
- investment funds certificates	1 991	1 675
-loans granted	-	-
-other short term financial assets	-	6 960
- embedded derivatives	-	6 960
g) cash and cash equivalents	87 897	49 301
- cash in hand and cash at bank	70 645	18 879
- other	17 124	30 337
- other monetary assets	128	85
Total short term financial assets	**230 468**	**98 589**

SHORT-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS (BY CURRENCY)	31 December 2004	31 December 2003
a) in Polish currency	142 352	48 396
b) in foreign currency (per currency translated into PLN)	-	-
Total short term securities, shares and financial assets	**142 352**	**48 396**

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

SHORT-TERM SECURITIES, SHARES AND OTHER FINANCIAL ASSETS (BY LIQUIDITY)	31 December 2004	31 December 2003
A. Readily marketable securities, quoted on stock exchanges (balance-sheet value)	-	-
a) shares (balance-sheet value)	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-
b) bonds (balance-sheet value)	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-
c) other (balance-sheet value)	-	-
c1)	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-
B. Readily marketable securities, quoted on regulated, over-the counter-market (balance-sheet value)	-	-
a) shares (balance-sheet value)	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-
b) bonds (balance-sheet value)	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-
c) other (balance-sheet value)	-	-
C. Readily marketable securities, not quoted on stock exchanges or regulated over-the-counter market (balance-sheet value)	142 352	41 436
a) shares (balance-sheet value)	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-
b) bonds (balance-sheet value)	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-
c) other (balance-sheet value)	142 352	41 436
c1) commercial papers	1 502	188
- fair value	1 502	188
- market value	-	-
- purchase cost	1 442	187
c2) investment funds certificates	1 991	1 675
- fair value	1 991	1 675
- market value	-	-
- purchase cost	1 837	1 513
c3) Treasury bonds	138 859	39 573
- fair value	138 859	39 573
- market value	-	-
- purchase cost	138 476	39 414
D. Securities with restricted marketability (balance-sheet value)	-	6 960
a) shares (balance-sheet value)	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-
b) bonds (balance-sheet value)	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-

c) other (balance-sheet value)	-	6 960
c1) receivables from acquired loans	-	-
- fair value	-	-
- market value	-	-
- purchase cost	-	-
c2) embedded derivative	-	6 960
- fair value	-	6 960
- market value	-	-
- purchase cost	-	-
Total purchase / acquisition cost	141 755	41 114
Total value as at the beginning of the period	48 396	8 626
Total valuation adjustments in the period	508	242
Total book value	**142 352**	**48 396**

SHORT TERM LOANS GRANTED (BY CURRENCY)	31 December 2004	31 December 2003
a) in Polish currency	219	892
b) in foreign currency (per currency translated into PLN)	-	-
Total short term loans granted	**219**	**892**

CASH AND EQUIVALENTS (BY CURRENCY)	31 December 2004	31 December 2003
a) in Polish currency	82 047	46 878
b) in foreign currency (per currency translated into PLN)	5 850	2 423
b1. unit/currency thousand/USD	384	392
thousand PLN	1 148	1 445
b2. unit/currency thousand/EUR	1 153	209
thousand PLN	4 702	970
other currencies translated in thousand PLN	-	8
Total cash and equivalents	**87 897**	**49 301**

OTHER SHORT TERM INVESTMENTS	31 December 2004	31 December 2003
Total other short term investments	-	-

OTHER SHORT TERM INVESTMENTS (BY CURRENCY)	31 December 2004	31 December 2003
a) in Polish currency	-	-
b) in foreign currency (per currency translated into PLN)	-	-
Total other short term investments	-	-

Note 11.

SHORT TERM PREPAID EXPENSES	31 December 2004	31 December 2003
a) prepaid expenses, including:	7 511	6 307
- rents	3 350	2 341
- insurance	278	282
- printing	1 165	920
- advertising	154	597
- import services	939	898
- subscription	50	33
- IT costs	203	212
- licences	694	512
- other	678	511
b) other prepaid expenses, including:	6	163
- other	6	163
Total short term prepaid expenses	7 517	6 470

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

Note 12.

In the period from 1 January to 31 December 2004 the Group recognized impairment loss adjustments (provisions) in the value of PLN 11,032 thousand, including:
- for loans granted to Inforadio Sp. z o.o. of PLN 7,775 thousand,
- for interest accrued on loans granted of PLN 3,205 thousand,
- for additional capital contributions of PLN 52 thousand.

Impairment losses of the loans granted to Inforadio Sp. z o.o. have been created because of bad economic standing of the Company.
As described in Introduction to the financial statements it is Group policy to provide for doubtful and overdue debts, the impairment loss recognized as at 31 December 2004 amounted to PLN 44,636 thousand (see note 8).

Comparative data for the year 2003:
In the period from 1 January to 31 December 2003 the Group recognized impairment loss adjustments (provisions) in the value of PLN 10,896 thousand, including:
- for loans granted to Inforadio Sp. z o.o. of PLN 7,345 thousand,
- for interest accrued on loans granted of PLN 3,285 thousand.

Impairment losses of the loans granted to Inforadio Sp. z o.o. have been created because of bad economic standing of the Company.
As described in Introduction to the financial statements it is Group policy to provide for doubtful and overdue debts, the impairment loss recognized as at 31 December 2003 amounted to PLN 53,064 thousand (see note 8).

Note 13.

EQUITY								
Series/ issue	Type of shares	Type of preference	Type of restriction	Number of shares	Value of series/ issue in nominal value	Origin of capital	Registration date	Right to dividend (from date)
A	Registered	5 votes per share	none	4 281 600	4 282	conversion	1.04.98	1.01.97
B	ordinary and registered	none	none	39 108 900	39 109	conversion	1.04.98	1.01.97
C	Registered	5 votes per share	none	750 000	750	conversion	1.04.98	1.01.97
D	ordinary and registered	none	none	2 267 025	2 267	issued	29.03.99	1.01.98
E	ordinary	none	none	9 000 000	9 000	issued	29.03.99	1.01.98
F	ordinary	none	none	1 350 000	1 350	issued	29.03.99	1.01.98
				56 757 525				
Total number of shares					56 758			
Total equity								

Shareholders owing more than 5% of the shares as at 14 February 2005:

	Number of shares	Number of preference shares	% stake in share capital	Number of votes at AGM	% share in number of votes at AGM
- Agora -Holding Sp. z o.o.	10,458,636	4,281,600	18.43%	27,585,036	36.40%
- Cox Poland Investment, Inc.	5,668,450	750,000	9,99%	7,568,663	9,99%
- Deutsche Bank Trust Company Americas	3,369,039	-	5.9%	3,369,039	4.40%

As at the day of publication of financial statements the Company has not received any notification about material changes in the amount of shares own by entities shown above.

Preference voting shares held by Agora Holding are of A series and carry in total 21,408,000 votes.
Preference voting shares held by Cox Poland Investment, Inc. are of C and carry in total 2,650,213 votes.
Deutsche Bank Trust Company Americas is a depository bank of Agora's GDR program.

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

Note14.

OWN SHARES FOR SALE				
Amount	Purchase price	Book value	Purpose for purchasing	Purpose
0	0	0		

COMPANY'S SHARES OWNED BY SUBSIDIARY ENTITIES

Company's name	Amount	Purchase price	Book value

Note 15.

RESERVE CAPITAL	31 December 2004	31 December 2003
a) Share premium	353 646	353 646
b) Statutory reserves	-	-
c) Capital reserves established in accordance with the statue / (deed), in excess of legal requirements	652 418	660 785
d) Additional capital contributions from shareholders	1 038	1 526
e) Other	828	40
- from incorporation of City Magazine Sp. z o.o.	(1 040)	(1 040)
- other	1 868	1 080
Total reserve capital	**1 007 930**	**1 015 997**

As a result of incorporation of City Magazine Sp. z o.o., the reserve capital of Agora SA was decreased by PLN 1,040 thousand, representing the loss of the City Magazine.

Note 16.

REVALUATION RESERVE	31 December 2004	31 December 2003
a) from fixed assets revaluation	180	488
b) from profits / losses on valuation of financial instruments including:	-	-
c) from deferred tax	-	-
d) foreign exchange differences on translation of foreign branches	-	-
e) other:	-	-
Revaluation reserve total	**180**	**488**

Note 17.

OTHER RESERVE CAPITAL (BY TYPE)	31 December 2004	31 December 2003
Total other reserve capital	-	-

Note 18.

NET PROFIT APPROPRIATIONS DURING THE YEAR:	31 December 2004	31 December 2003
Total net profit appropriations during the year	-	-

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

Note 19.

CHANGE IN MINORITY INTEREST	31 December 2004	31 December 2003
Opening balance	1 273	1 476
a) additions	1 080	836
- from profits of subsidiaries	1 080	836
b) disposals	(799)	(1 039)
- dividends paid out	(799)	(1 008)
- due to new acquisitions	-	(31)
Minority equity closing balance	1 554	1 273

Note 20.

NEGATIVE GOODWILL OF SUBORDINATED ENTITIES	31 December 2004	31 December 2003
a) negative goodwill - subsidiaries	-	-
b) negative goodwill - co-owned subsidiaries	-	-
c) negative goodwill - associated	-	-
Total negative goodwill - subordinated entities	-	-

CHANGE IN NEGATIVE GOODWILL OF SUBSIDIARIES	31 December 2004	31 December 2003
a) gross negative goodwill at the beginning of the period	-	-
b) additions	-	-
c) disposals	-	-
d) gross negative goodwill at the end of the period	-	-
e) write-off of negative goodwill at the beginning of the period	-	-
f) write-off of negative goodwill during the period	-	-
g) off-off of negative goodwill at the end of the period	-	-
h) net negative goodwill at the end of the period	-	-

CHANGE IN NEGATIVE GOODWILL - CO-OWNED SUBSIDIARIES	31 December 2004	31 December 2003
a) gross negative goodwill at the beginning of the period	-	-
b) additions	-	-
c) disposals	-	-
d) gross negative goodwill at the end of the period	-	-
e) write-off negative goodwill at the beginning of the period	-	-
f) write-off negative goodwill during the period	-	-
g) off-off negative goodwill at the end of the period	-	-
h) net negative goodwill at the end of the period	-	-

CHANGE IN NEGATIVE GOODWILL -ASSOCIATES	31 December 2004	31 December 2003
a) gross negative goodwill at the beginning of the period	-	-
b) additions	-	-
c) disposals	-	-
d) gross negative goodwill at the end of the period	-	-
e) write-off negative goodwill at the beginning of the period	-	-
f) write-off negative goodwill during the period	-	-
off-off negative goodwill at the end of the period	-	-
h) net negative goodwill at the end of the period	-	-

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

Note 21

CHANGE IN DEFERRED TAX PROVISION	31 December 2004	31 December 2003
1. Deferred tax provision as at the beginning of the period, including:	42 318	48 219
a) posted to profit / loss	42 318	48 219
- tax on investment relief	10 352	15 807
- tax on a difference between tax and accounting depreciation	31 817	31 536
- tax on financial assets and liabilities	149	279
- tax on interests liabilities	-	118
- other	-	479
b) posted to equity	-	-
c) posted to goodwill or negative goodwill	-	-
2. Increases	7 989	15 927
a) posted to profit / loss of the period resulting from positive time differences:	7 989	15 927
- tax on a difference between tax and accounting depreciation	7 588	13 623
- tax on financial assets and liabilities	118	106
- tax on interests liabilities	-	362
- change of tax rate	-	121
- other	283	1 715
b) posted to equity in connection with positive time differences:	-	-
c) posted to goodwill or negative goodwill in connection with positive time differences:	-	-
3. Decreases	(1 304)	(21 828)
a) posted to profit / loss for the period in connection with positive time differences:	(1 215)	(21 828)
- tax on investment relief	(1 138)	(1 097)
- tax on a difference between tax and accounting depreciation	(17)	32
- tax on financial assets and liabilities	(60)	(109)
- tax on interests liabilities	-	(185)
- change of tax rate	-	(20 121)
- other	-	(348)
b) posted to equity in connection with positive time differences:	(89)	-
- derecognition of embedded derivatives	(89)	-
c) posted to goodwill or negative goodwill in connection with positive time differences:	-	-
4. Deferred tax provision balance at the end of a period	49 003	42 318
a) posted to net result	49 003	42 318
- tax on investment relief	9 214	10 352
- tax on a difference between tax and accounting depreciation	39 388	31 817
- tax on financial assets and liabilities	118	149
- other	283	-
b) posted to equity	-	-
c) posted to goodwill or negative goodwill	-	-

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

	positive timing differences	As at 31.12.2004	As at 31.12.2003	Expiry date
1	- depreciation of assets under investment relief	48 495	54 483	2040
2	- difference between tax capital allowances and depreciation	207 305	167 459	2041
3	- financial assets and liabilities (revenues and costs accrued)	621	789	2005
4	- other	1 489	0	2005
	Total	**257 910**	**222 731**	

CHANGE IN A LONG TERM PROVISION FOR RETIREMENT PAY AND SIMILAR	31 December 2004	31 December 2003
a) opening balance:	1 622	1 442
- provision for retirement severances payments	1 622	1 442
b) increases:	48	180
- increase in a provision for retirement severances payments	41	180
- opening balance of consolidated companies	7	-
c) utilisation:	-	-
d) release	(233)	-
- provision for retirement severances payments	(233)	-
e) closing balance	1 437	1 622
- provision for retirement severances payments	1 437	1 622

CHANGE IN A SHORT TERM PROVISION FOR RETIREMENT PAY AND SIMILAR	31 December 2004	31 December 2003
a) opening balance:	22	34
- provision for retirement severances payments	22	34
b) increases:	1	-
- provision for retirement severances payments	1	-
c) utilisation:	-	-
d) release	(3)	(12)
- provision for retirement severances payments	(3)	(12)
e) closing balance	20	22
- provision for retirement severances payments	20	22

CHANGE IN OTHER LONG TERM PROVISIONS	31 December 2004	31 December 2003
a) opening balance:	1 034	10 419
- provision for predicted losses	327	9 712
- for losses of CHI Sp. z o.o. excluded from consolidation	707	707
b) increases:	-	327
- for guarantees given for liabilities of Inforadio	-	327
c) utilisation:	-	-
d) release	(1 014)	(9 712)
- provision for predicted losses	(307)	(2 739)
- reclassification of provision for guarantee relating to Inforadio Sp. z o.o. from long term to short term	-	(6 973)
- for losses of CHI Sp. z o.o. excluded from consolidation	(707)	-
e) closing balance	20	1 034
- provision for predicted losses	20	327
- for losses of CHI Sp. z o.o. excluded from consolidation	-	707

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

CHANGE IN OTHER SHORT TERM PROVISIONS	31 December 2004	31 December 2003
a) opening balance:	8 118	4 328
- for interest on payables and other penalties	2 400	2 214
- for restructuring	137	715
- provision for a guarantee for liabilities	5 581	1 399
b) increases:	8 576	7 679
- restructuring provision	8 565	-
- provision for a guarantee for liabilities (Inforadio Sp. z o.o.)	9	-
- for interests and penalties	2	554
- for guarantees given	-	7 125
c) utilisation:	(7 425)	(2)
- repayment	-	(2)
- restructuring provision	(7 182)	-
- for interests and penalties	(243)	-
d) release	(6 703)	(3 887)
- provision for guarantees for liabilities of Inforadio	(5 590)	(2 943)
- reversal of provisions for restructuring	(337)	-
- provision for predicted losses	-	(366)
- for interests and penalties	(776)	(578)
e) closing balance	2 566	8 118
- provision for guarantees	-	5 581
- for interests and penalties	1 383	2 400
- provision for restructuring	1 183	137

Note 22.

LONG-TERM LIABILITIES	31 December 2004	31 December 2003
a) to subsidiaries	-	-
b) to co-owned subsidiaries	-	-
c) to associates	111	64
- loans	111	64
d) to major investor	-	-
e) to parent company	-	-
f) to other	104 630	139 500
- bank and other loans	104 610	139 480
- other	20	20
- deposits	20	20
Total long term liabilities	**104 741**	**139 564**

AGEING OF LONG TERM LIABILITIES	31 December 2004	31 December 2003
a) between 1 and 3 years	69 796	69 804
b) between 3 and 5 years	34 925	69 740
c) after 5 years	20	20
Total long-term liabilities	**104 741**	**139 564**

LONG-TERM LIABILITIES (BY CURRENCY)	31 December 2004	31 December 2003
a) long-term liabilities in Polish currency	104 741	139 564
b) long-term liabilities in foreign currency (per currency translated into	-	-
Total long-term liabilities	**104 741**	**139 564**

in PLN thousand

LONG TERM LIABILITIES FROM LOANS

0

Name of an entity and its legal status	Location	Amount of loan according to the agreement		Amount of outstanding loan		Interest terms	Due date	Pledges	Other
		PLN	currency	PLN	currency				
Bank Polska Kasa Opieki SA	Warszawa, ul.Grzybowska 53/57	104 610	PLN	104 610	PLN	WIBOR 1M / 3M plus bank's premium	quarterly from 31.03.2006 till 31.12.2008	guarantee of Agora Poligrafia Sp. z o.o., pledges on fixed assets and insurance policies, pledges on company's bank accounts, pledges on trademarks or future trademarks relating to Agora's magazines, transfer of copyrights and transfer of rights from selected agreements relating to magazines	-
Bor Sp. z o.o.	Poznań	105	PLN	111	PLN	WIBOR 1Y plus 1%	monthly from January 2007 to December 2009		

As at 31 December 2004 the amount drawn was PLN 139,480 thousand (of which PLN 34,870 thousand presented as short term) out of loan facility of PLN 500 million long-term bank loan from Bank PEKAO SA, on the basis of a credit agreement dated 5 April 2002. The loan available amounts to PLN 360,520 thousand. The collaterals for the loan are among others, pledges on the Group's fixed assets, detailed information on the pledges is included in a note 2.

SHORT TERM LIABILITIES BY ISSUED DEBENTURE STOCK

Debenture stock by kind	Interest terms	Redemption date	Guarantees / pledges	Other rights	0	Other
...						

Note 23.

SHORT-TERM LIABILITIES	31 December 2004	31 December 2003
a) to subsidiaries	246	109
- trade payables, due within:	246	109
- 12 months	246	109
- more than 12 months	-	-
b) to co-owned subsidiaries	-	-
c) to associates	961	431
- trade payables, due within:	803	431
- 12 months	803	431
- other:	158	-
- social fund	158	-
d) to major investor	-	-
e) to parent company	-	-
f) to other	101 573	66 792
- bank and other loans, including:	34 872	623
- long-term payable	34 872	623
- from commercial papers issued	-	-
- trade payables, due within:	50 025	53 444
- 12 months	50 025	53 175
- more than 12 months	-	269
- prepayments received	3	-
- taxes, social security, insurance and other similar	16 031	11 473
- payroll	130	277
- other:	512	975
- payable to employees	141	190
- other	371	785
g) special funds	17 456	14 973
- social fund	16 145	13 916
- company's fund for disabled people	1 311	1 057
Total short-term liabilities	**120 236**	**82 305**

SHORT-TERM LIABILITIES (BY CURRENCY)	31 December 2004	31 December 2003
a) in Polish currency	112 896	75 740
b) in foreign currency (per currency translated into PLN)	7 340	6 565
b1. unit/currency thousand/USD	495	328
thousand PLN	1 479	1 226
b2. unit/currency thousand/EUR	1 191	950
thousand PLN	4 859	4 483
b3. unit/currency thousand/SEK	2 200	1 547
thousand PLN	995	804
other currencies translated in thousand PLN	7	52
Total short-term liabilities	**120 236**	**82 305**

SHORT TERM LIABILITIES FROM LOANS

Name of an entity and its legal status	Location	Amount of loan according to the agreement		Amount of outstanding loan		Interest terms	Due date	Pledges	Other
		PLN	currency	PLN	currency				
Bank Polska Kasa Opieki SA	Warszawa, ul.Grzybowska 53/57	34 870	PLN	34 870	PLN	WIBOR 1M / 3M plus bank's premium	quarterly from 31.03.2005 till 31.12.2005	guarantee of Agora Poligrafia Sp. z o.o., pledges on fixed assets and insurance policies, pledges on company's bank accounts, pledges on trademarks and future trademarks relating to Agora's magazines, transfer of copyrights and transfer of rights from selected agrements relating to magazines	-
RAIFFEISEN BANK POLSKA S.A.	Warszawa	10 000	PLN	2	PLN	wibor 1W+bank premium	30-11-2005	transfer of ownership of 55 bus shelters in Wroclaw, 53 in Gdynia and 113 in Gdansk; pledge by registration of 100% shares in Adpol Sp. z o.o., transfer of receivables with turnover constituting 60% of company's turnover. Net value of bus shelters as at 31.12.04 = PLN 2.608 thousand.	
TOTAL	-	44 870	PLN	34 872	PLN	-	-	-	-

LIABILITIES RELATING TO SHORT-TERM DEBT SECURITIES

Debenture stock by kind	Face value	Interest terms	Redemption date	Guarantees / pledges	Other rights	Other

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

Note 24.

CHANGE IN NEGATIVE GOODWILL	31 December 2004	31 December 2003
Opening balance	-	-
a) increases:	-	-
b) decreases:	-	-
- write-off	-	-
Closing balance of negative goodwill	-	-

OTHER ACCRUED EXPENSES	31 December 2004	31 December 2003
a) accrued expenses, including:	29 477	22 383
- long-term:	177	-
-accrual for ZAIKS	177	-
- short-term:	29 300	22 383
- holiday pay accrual	9 273	9 598
- accrual for employee incentive plan	4 232	3 936
- for salaries	3 261	1 519
- uninvoiced deliveries and services	12 534	7 330
b) deferred income	12 540	12 993
- long-term:	2 689	3 728
- prepayments received for advertisements	1	1
- value of fixed assets financed by donations to be depreciated	2 688	3 727
- short-term:	9 851	9 265
- value of fixed assets financed by donations to be depreciated	1 221	1 981
- prepayments for advertisements and subscriptions	7 077	5 607
- court costs to be recovered	1 311	1 291
- other	242	386
Total accrued expenses	**42 017**	**35 376**

Note 25.

Net book value per share figure was calculated by dividing the equity at the balance sheet date by the number of shares outstanding at the balance sheet date.
Since Group does not plan to issue new shares the diluted net book value per share is equal to the net book value per share figure.

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

EXPLANATORY NOTES TO OFF-BALANCE SHEET ITEMS

Note 26.

CONTINGENT RECEIVABLES FROM RELATED ENTITIES:	31 December 2004	31 December 2003
a) received guarantees, including:	-	-
- from subsidiaries	-	-
- from joint-ventures	-	-
- from associates	-	-
- from major investor	-	-
- from a parent company	-	-
b) other:	-	-
Total contingent receivables from related entities:	-	-

CONTINGENT LIABILITIES TO RELATED ENTITIES:	31 December 2004	31 December 2003
a) given guarantees, including:	1 450	1 931
- to subsidiaries	-	408
- to associates	1 450	1 523
b) other:	-	-
Total contingent liabilities to related entities:	**1 450**	**1 931**

Additional information about guarantees given not disclosed above is presented in the additional explanatory note no 2.

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

EXPLANATORY NOTES TO THE CONSOLIDATED INCOME STATEMENT

Note 27

NET SALES OF FINISHED PRODUCTS (BY TYPE OF PRODUCTS)	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
- sale of advertising	642 050	581 476
- including to related entities	2 049	4 735
- sale of publications	237 940	226 390
- including to related entities	-	-
- other sales	54 923	37 444
- including to related entities	2 589	-
Total net sales of finished products	**934 913**	**845 310**
- including to related entities	**4 638**	**4 735**

NET SALES OF FINISHED PRODUCTS (BY GEOGRAPHIC AREA)	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a. Domestic sales	934 809	844 927
- including to related entities	4 638	4 735
b. Export sales	104	383
- including to related entities	-	-
Total net sales of finished products	**934 913**	**845 310**
- including to related entities	**4 638**	**4 735**

Note 28

NET SALES OF MERCHANDISE AND MATERIALS (BY TYPE OF ACTIVITY)	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
- sales of materials	4 223	4 203
- including to related entities	435	177
- sales of meals and merchandise	3 516	3 879
- sales of merchandise	58 435	115
Total net sales of merchandise and materials	**66 174**	**8 197**
- including to related entities	**435**	**177**

NET SALES OF MERCHANDISE AND MATERIALS (BY GEOGRAPHIC AREA)	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a. Domestic sales	66 174	8 197
- including to related entities	435	177
b. Export sales	-	-
Total net sales of finished products	**66 174**	**8 197**
- including to related entities	**435**	**177**

Note 29

COST BY TYPE OF EXPENDITURE	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) depreciation and amortisation	109 829	123 191
b) materials and energy	159 798	159 630
c) external services	223 342	219 626
d) taxes and charges	8 918	7 973
e) payroll	189 634	191 478
f) social security and other employee benefits	38 105	36 778
g) other costs:	115 194	90 164
- advertising and representation	99 539	75 472
- business travel	4 082	3 967
- publishing licences	8 048	6 044
- insurance	1 493	1 603
- car allowances	1 325	1 611
- other	707	1 467
Total cost by type of expenditure	844 820	828 840
Changes in stock and prepaid and accrued expenses	-	-
Cost of production for in-house use	(1 094)	(1 481)
Selling costs (negative number)	(183 930)	(157 876)
Administrative and general expenses (negative number)	(108 437)	(113 103)
Cost of products sold	551 359	556 380

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

Note 30

OTHER OPERATING INCOME	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) reversal of provisions and impairment losses	8 490	12 184
- payment of debts provided for	5 944	11 278
- reversal of impairment losses for inventory	387	173
- release of provision for restructuring	137	578
- release of other provisions	89	-
- release of impairment losses for fixed assets	634	25
- release of impairment losses for fixed assets under construction	592	130
- release of provision for losses of CHI	707	-
b) other, including:	7 930	10 652
- donations obtained	1 558	179
- received contractual fines	35	35
- court fees returned	198	281
- liabilities written - off	1 430	1 472
- written - off debts repaid	176	277
- sundry income on taxes	37	41
- subsidies for employment of disabled workers	1 677	4 860
- sale of receivables	-	509
- other	2 819	1 950
Total other operating income	**16 420**	**22 836**

Note 31

OTHER OPERATING EXPENSES	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) provisions set for:	409	872
- VAT tax on assets under construction abondoned	406	234
- loss on PKiN transaction	-	638
- other	3	-
b) other, including:	18 653	10 779
- donations and related VAT	1 035	1 632
- receivables written-off	1 570	2 266
- legal charges and suit costs	534	522
- membership fees	347	346
- unplanned depreciation	2 001	3 203
- goodwill amortisation	1 028	1 173
- restructuring costs	8 518	-
- restructuring costs - write-off of goodwill on City Magazine	2 020	-
Total other operating expenses	**19 062**	**11 651**

Unplanned revaluation charges amounting to PLN 2,001 thousand reflected liquidation of fixed assets.
Impairment losses for the non-monetary assets amounting to PLN 14,009 thousand, were recognised for:
- PLN 10,696 thousand – for overdue debts – following Company's policy to provide for all debts outstanding for more than 3 months,
- PLN 3,192 thousand for tangible and intangible fixed assets,
- PLN 121 thousand for inventory.

Comparative data for the 2003:
Unplanned revaluation charges amounting to PLN 3,203 thousand reflected liquidation of fixed assets.
Impairment losses for the non-monetary assets amounting to PLN 15,622 thousand, were recognised for:
- PLN 11,673 thousand – for overdue debts – following Company's policy to provide for all debts outstanding for more than 3 months,
- PLN 1,389 thousand for inventory (including PLN 888 thousand for advertising materials),
- PLN 2,560 thousand for tangible and intangible fixed assets.

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

Note 32

FINANCIAL INCOME FROM DIVIDENDS AND SHARE IN PROFITS	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) from related entities, including:	-	-
- from subsidiaries	-	-
- from joint-ventures	-	-
- from associates	-	-
- from major investor	-	-
- from a parent company	-	-
b) from other entities	-	-
Total financial income from dividends and share in profits	-	-

INTEREST FINANCIAL INCOME	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) on loans granted	3 247	3 350
- from related entities, including:	2 679	2 782
- from subsidiaries	206	241
- from associates	2 473	2 541
- from other entities	568	568
b) other interest	5 736	5 221
- from related entities, including:	1	1
- from subsidiaries	1	1
- from other entities	5 735	5 220
Total interest financial income	**8 983**	**8 571**

OTHER FINANCIAL INCOME	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) foreign exchange gains	-	-
- realised	-	-
- unrealised	-	-
b) released provisions:	7 007	5 531
- paid penalty interest charged to customers	536	554
- released provision for guarantees	5 590	4 977
- for receivables from companies in bankruptcy	257	-
- released provision for interests	624	-
c) other, including:	167	760
Total other financial income	**7 174**	**6 291**

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

Note 33

INTEREST FINANCIAL COSTS	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) on bank credits and loans	9 145	9 465
- from other entities	9 145	9 465
b) other interest	353	594
- from other entities	353	594
Total interest financial costs	**9 498**	**10 059**

OTHER FINANCIAL COSTS	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) foreign exchange losses	659	1 844
- realised	(32)	1 622
- unrealised	691	222
b) provisions set up:	2 421	3 385
- for interest charged	2 412	3 233
- for guarantee given to Aktis Media	-	152
- for guarantees given to Inforadio	9	-
c) other, including:	609	2 515
- bank loan fees	154	505
- allowance for financial receivables	81	1 502
- other	374	280
Total other financial costs	**3 689**	**7 744**

Note 34

PROFIT(LOSS) ON SALE OF SHARES OR PART OF SHARES OF SUBORDINATED ENTITIES	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) profit on sales of shares	-	322
- in associated	-	322
b) loss on sales of shares	-	-
Total profit (loss) on sale of shares or part of shares of subordinated entities	-	322

On the 31 March 2003 Agora sold shares constituting 24% of share capital of the Company Multimedia Plus Sp. z o.o. with its seat in Śrem, accounted for using equity method. The share sale price totaled PLN 400,000, the share in net assets and unamortised goodwill amounted to PLN 78 thousand.

Note 35

EXTRAORDINARY GAINS	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) random effects	-	31
b) other:	-	-
Total extraordinary gains	-	**31**

Note 36.

EXTRAORDINARY LOSSES	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) random effects	-	2
b) other:	-	-
Total extraordinary losses	-	2

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

Note 37.

CURRENT CORPORATE INCOME TAX	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
1. Gross profit (loss) (consolidated)	78 266	(4 973)
2. Consolidation adjustments	12 668	10 774
3. Differences between gross profit (loss) and taxable income	(66 795)	1 675
- permanent differences between gross profit (loss) and taxable income	(25 403)	850
- non deductible depreciation and amortisation	3 001	1 363
- dividends	(2 059)	(17 028)
- non deductible impairment losses for bed debts	18 553	(1 609)
- non deductible impairment losses for other assets	8 633	28 710
- non taxable reversal of impairment losses for bad debts	(6 093)	(6 394)
- non taxable reversal of provisions and impairment losses for other assets	(5 590)	(4 131)
- other non deductible costs	6 715	6 154
- deductible costs	(24 611)	(5 523)
- other non taxable revenues	(10 475)	(3 129)
- gross profit of Agora Poligrafia Sp. z o.o. excluded from taxation	(10 813)	(11 151)
- other	(2 664)	13 588
- timing differences between gross profit (loss) and taxable income	(44 884)	(50 706)
- utilisation of investment relief	5 988	4 063
- difference between tax and accounting depreciation	(39 926)	(56 660)
- accruals	7 771	4 014
- financial revenues and costs	(322)	324
- f/x differences	573	(161)
- interests (charged, paid)	1 562	2 338
- deferred revenues and adjustments to revenues	8 868	5 266
- other provisions	(274)	1 120
- impairement losses for tangible and intangible fixed assets	(3 527)	2 809
- impairement losses for financial fixed assets	(25)	-
- utilisation of tax losses	(27 120)	(11 772)
- other	1 548	(2 047)
- tax loss for the period of companies consolidated using full method	3 492	51 531
4. Tax base	24 139	7 476
5. Corporate income tax at 19%	4 588	2 018
6. Increase, abandonment, exemption, deduction and reduction of tax	(566)	-
7. Corporate income tax payable, including:	4 022	2 018
- current tax expense	4 022	2 018

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

DEFERRED INCOME TAX REPORTED IN INCOME STATEMENT	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
- decrease (increase) due to increasing and reversing of timing differences	(9 454)	(370)
- decrease (increase) due to change in tax rates	-	12 004
- decrease (increase) due to tax loss, tax relief or timing difference that were not accounted for in previous periods	4 023	-
Total deferred income tax	**(5 431)**	**11 634**

TOTAL AMOUNT OF DEFERRED INCOME TAX	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
- taken to equity	-	-
- taken to goodwill or negative goodwill	-	-

INCOME TAX REPORTED IN INCOME STATEMENT RELATING TO:	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
- discontinued activities	-	-
- result on extraordinary items	-	-

Corporate income tax by consolidated company of the Group

No	Company	Current tax expense	Deferred tax expense	Corporate income tax
1	Agora SA	(2 250)	(9 067)	(11 317)
2	KKK FM SA	-	(50)	(50)
3	Elita Sp. z o.o.	-	-	-
4	Radio Trefl Sp. z o.o.	-	(6)	(6)
5	IM 40 Sp. z o.o.	(826)	(85)	(911)
6	Lokalne Rozgłośnie Radiowe Sp. z o.o.	-	-	-
7	O'LE Sp. z o.o.	-	-	-
8	Karolina Sp. z o.o.	(143)	9	(134)
9	CITY Radio Sp. z o.o.	-	-	-
10	BARYS Sp. z o.o.	-	-	-
11	Radio Na Fali Sp. z o.o.	-	-	-
12	Agora Poligrafia Sp. z o.o.	(695)	13	(682)
13	ROM Sp. z o.o.	-	-	-
14	Twoje Radio Sp. z o.o.	-	-	-
15	Agencja Reklamowa Jowisz Sp. z o.o.	-	-	-
16	Radio Pomoże Sp. z o.o.	-	-	-
17	Art Marketing Syndicate SA	-	4 023	4 023
18	Adpol Sp. z o.o.	(108)	(268)	(376)
19	Akcent Media Sp. z o.o.	-	-	-
20	Wibor Sp. z o.o.	-	-	-
21	Klakson Sp. z o.o.	-	-	-
22	Wanda Sp. z o.o.	-	-	-
23	Multimedia Plus Sp. z o.o.	-	-	-
24	Lokalne Radio w Opolu Sp. z o.o.	-	-	-
25	Radio Lokalne Zielona Góra Sp. z o.o.	-	-	-
		(4 022)	(5 431)	(9 453)

Note 38

OTHER OBLIGATORY REDUCTIONS OF PROFIT (LOSS), DUE TO:	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
Total other obligatory reductions of profit (loss)	-	-

Note 39

NET PROFIT (LOSS)	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
a) net profit (loss) of parent company	55 302	7 802
b) net profit (loss) of subsidiaries	26 179	7 615
c) net profit (loss) of co-owned subsidiaries	-	-
d) net profit (loss) of associate companies	-	-
e) consolidation adjustments	(15 165)	(13 299)
Net profit (loss)	66 316	2 118

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

	1.01.2004 till 31.12.2004	1.01.2003 till 31.12.2003
Share in net results of subordinated entities accounted for under the equity method	(1 417)	(1 689)
- write-off of goodwill of subordinated entities	-	-
- write-off of negative goodwill of subordinated entities	-	-
- write-off of the difference in valuation of net assets	(1 417)	(1 689)

Distribution of profits:

Annual Shareholders Meeting of Agora SA on the 24 June 2004 decided to distribute the 2003 profit of PLN 7,801,792.66 as follows:

- PLN 378,590.76 to cover the loss resulting change in accounting policy being the derecognition of embedded derivatives,
- the remaining PLN 7,423,201.90 to retained earnings.

Shareholders of the subordinated companies decided to distribute the 2003 profits to retained earnings or to cover the losses of 2003 off the future profits, except for:

- Shareholders Meeting of IM40 Sp. z o.o. decided to distribute the 2003 profit amounting to PLN 2,858,785.50 to the shareholders as dividends in proportion to the stakes held.

Proposed distribution of net profits of companies of the Group:

The Management Board of Agora SA will decide about distribution of profit for 2004 at the future date.

The management boards of the consolidated companies propose to distribute the 2004 profits to accumulated losses and to reserve capital or cover 2004 losses from future profits, except for the following companies which propose to pay out the dividends:

- Management Board of Agora-Poligrafia Sp. z o.o. proposes to distribute the 2004 profit of PLN 13,861,197.72 for dividends,
- Management Board of Karolina Sp. z o.o. proposes to distribute the 2004 profit of PLN 497,351.41 for dividends,
- Management Board of IM 40 Sp. z o.o. proposes to distribute the 2004 profit of PLN 3,784,962.18 for dividends.

Note 40

Calculation of earnings per share and diluted earnings per share:

Earnings per share is calculated as net profit for the previous 12 months divided by the weighted average number of shares with the rights to receive dividends.

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

Note 41

Notes to the consolidated cash flow

THE STRUCTURE OF CASH IN THE STATEMENT OF CASH FLOW	31 December 2004	31 December 2003
Cash on hand	16	318
Cash at bank	71 295	17 005
Bank deposits	16 505	31 461
Bills of exchange, cheques received	4	8
Cash in transit	77	509
Total cash	**87 897**	**49 301**

1. Change in receivables:	
change in opening and closing balance sheet balances	(27 337)
transfer from short term to long term loans	(94)
receivables to loan swap	(1 325)
change in opening and closing balances of short term loans	673
other	1
adjustment for receivables of Wanda, Klakson and Multimedia Plus as at the date of acquisition	838
Amount per cash flow statement	**(27 244)**
2. Change in liabilities	
change in opening and closing balances of short term liabilities	37 931
change in opening and closing balances of long term liabilities	(34 823)
investment payables	(148)
adjustment for loans taken	(2)
adjustment for loans of Wanda ,Klakson and Multimedia Plus as at the date of acquisition	5 753
bank loans repaid	619
adjustment for the balance of liabilities of Klakson, Wanda and Multimedia Plus as at the date of acquisition	(7 330)
other	-
Amount per cash flow statement	**2 000**
3. Change in accruals and prepayments	
change in opening and closing balance of prepayments	(2 777)
change in opening and closing balance of accruals	6 641
adjustment for the balance of interperiod settlements of Klakson and Wanda as at the date of acquisition	(167)
reclassification of provision	435
Amount per cash flow statement	**4 132**

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

4. Purchase of intangible and tangible fixed assets	
change in opening and closing balance of intangibles	5 739
change in opening and closing balance of tangibles	80 430
current year's depreciation (excluding depreciation of goodwill)	(109 829)
impairment losses for intangibles and tangibles	(1 965)
net book value of fixed assets disposed of	(2 516)
investment payables	148
adjustment for City Magazine goodwill written off	(2 020)
increase in advances paid for tangible fixed assets	769
goodwill amortisation	(1 028)
reclassification of provision	(435)
adjustment for tangible and intangible fixed assets of Klakson, Wanda and Multimedia Plus as the date of acquisition	1 282
other	(1)
Amount per cash flow statement	**(29 426)**

5. Expenditure for acquisition of financial fixed assets	
change in opening and closing balance of long term financial assets	9 861
change in opening and closing balance of short term financial assets (excluding cash)	(93 283)
difference in balances of loans (transferred to receivables)	(673)
transfer of loans from short to long term	94
revaluation of long term loans	(904)
impairment loss for financial fixed assets	(7 828)
change in opening and closing balances of consolidation goodwill	(23)
result on sales of securities and f/x differences	3 695
share in losses of equity valued associates	(1 417)
derecognition of embedded financial derivatives	(6 961)
receivables to loan swap	1 325
repayment of receivables	(1 168)
advances for shares cleared	(650)
interest on short term securities	(3 387)
adjustment for loans of Wanda, Klakson and Multimedia Plusas at the date of acquisition	(5 753)
goodwill amortisation	(13 414)
adjustment for the balance of net assets of Klakson, Wanda and Multimedia Plus as at the date of acquisition	5 385
other	(42)
Amount per cash flow statement	**(115 143)**

6. Other investment expenditure	-
increase in prepayments for tangible fixed assets	(769)
Amount per cash flow statement	**(769)**

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

Note 42

Segment information

The Group comprises the following main business segments:
- press and other media,
- outdoor.

The majority of the press and other media segment sales and operating profit are derived from the principal activity of the Group which is copy sales and advertising sales of the Gazeta Wyborcza newspaper in Poland. Additionally the segment also included magazines business, radio business and internet.

The outdoor segment is represented by the AMS Group.

All the Group's assets are located in Poland. Segment information is presented in respect of the Group's business segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income-earning assets and revenue, interest-bearing loans, borrowings and expenses, financial revenue and costs and income tax.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.
Inter-segment pricing is set on an arm's length basis.

	2004				2003			
	Press and other media	Outdoor	Consolidation eliminations	Consolidated	Press and other media	Outdoor	Consolidation eliminations	Consolidated
Revenue from external sales	893 793	107 294	-	1 001 087	763 582	89 925	-	853 507
Revenue from inter-segment sales	773	33 982	(34 755)	-	513	30 397	(30 910)	-
Total revenue	894 566	141 276	(34 755)	1 001 087	764 095	120 322	(30 910)	853 507
Costs of revenue from external customers	(807 419)	(97 969)	-	(905 388)	(747 044)	(89 125)	-	(836 169)
Costs of revenue from internal customers	(655)	(32 050)	32 705	-	(462)	(30 149)	30 612	-
Total costs	(808 074)	(130 019)	32 705	(905 388)	(747 507)	(119 274)	30 612	(836 169)
Operating profit	86 492	11 257	(2 050)	95 699	16 588	1 048	(298)	17 338
Goodwill amortisation	(5 569)	(7 845)	-	(13 414)	(5 076)	(7 818)	-	(12 894)
Segment result	80 923	3 412	(2 050)	82 285	11 512	(6 770)	(298)	4 444
Net financial revenue and costs				(4 019)				(9 768)
Share of net losses of associates				(1 417)				(1 689)
Gain on disposal of shares of an associate or subsidiary				-				322
Income taxes				(9 453)				9 616
Result on extraordinary items				-				29
Minority interests				(1 080)				(836)
Consolidated net profit for the period				66 316				2 118
Assets	1 155 087	245 761	-	1 400 848	1 056 329	261 219	-	1 317 548
Investment in equity method associates				5 180				8 602
Unallocated assets				40 256				50 728
Total Assets				1 446 284				1 376 878
Liabilities	98 846	34 142	-	132 988	91 939	37 642	-	129 581
Unallocated liabilities				188 606				182 051
Total liabilities				321 594				311 632
Capital expenditure	(17 810)	(12 000)	-	(29 810)	(27 584)	(13 288)	-	(40 872)
Depreciation and amortisation	(91 540)	(19 317)	-	(110 857)	(104 591)	(19 773)	-	(124 364)
Non-cash expenses other than depreciation	(7 952)	(3 576)	9	(11 519)	(5 036)	(3 989)	114	(8 911)

ADDITIONAL EXPLANATORY NOTES

1. Financial instruments

1.1 Financial instruments movement by group, PLN thousands

For the period from 1 January to 31 December 2004 PLN thousands

	opening balance	increases	decreases	closing balance
- held for trading financial assets				
embedded derivatives	6,960	-	6,960	-
investment fund certificates	1,675	1,881	1,565	1,991
- held for trading financial liabilities	-	-	-	-
- loans given and receivables originated by the Company				
loans granted	17,603	8,137	11,080	14,660
short term securities buy sell back	39,573	1,498,924	1,399,638	138,859
bank deposits*	31,461	15,900,450	15,915,406	16,505
- held-to-maturity financial assets	-	-	-	-
- financial assets available for sale:				
securities	188	1,502	188	1,502

*do not include bank deposits placed by Company's Social Fund

Bank loans taken by the Group are described in note 22 and 23 to the financial statements.

For the period from 1 January to 31 December 2003 PLN thousands

	opening balance	increases	decreases	closing balance
- held for trading financial assets				
embedded derivatives	5,828	2,757	1,625	6,960
investment fund certificates	1,579	583	487	1,675
- held for trading financial liabilities	-	-	-	-
- loans given and receivables originated by the Company				
loans granted	14,314	11,053	7,764	17,603
short term securities buy sell back	-	1,096,865	1,057,292	39,573
bank deposits*	20,662	4,367,182	4,356,389	31,461
- held-to-maturity financial assets	-	-	-	-
- financial assets available for sale:				
securities	1,219	15,763	16,794	188

*do not include bank deposits placed by Group's Social Fund

Comments on changes (increases and decreases):

- bank deposits and securities – movements reflect ordinary investing activities,
- loans - movements reflect respectively granting and providing as well as paying back the loans (mainly radio companies).

in PLN thousands

1.2.1. As at 31 December 2004 the Company held the following financial instruments:

	bank deposits	securities	commercial papers	loans granted to related entities
a) nature of the instrument, quantity	short-term low risk or risk free investments; total deposits PLN 16,505 th.	short-term low risk or risk free investments up to 3 months; securities of balance sheet values: Treasury bonds – PLN 138,859 th. and Investment funds certificates – PLN 1,991 th.	commercial papers of an associate: 2 - Jan Babczyszyn Radio Jazz FM Sp. z o.o each at PLN 100 th., 1,344 – Biuro Obsługi Radiowej Sp. z o.o. each at PLN 1 th. Total balance sheet value of PLN 1,502 th.	18 long-term and short-term loans granted to group companies. Balance sheet value of PLN 14,660 th.
b) purpose of the instrument,	investing of cash surpluses	investing of cash surpluses	short term financing of the associate company	mainly financing for related companies
c) underlying amount	total deposits PLN 16,505 th.	total value of papers PLN 140,850 th.	face value PLN 1,544th.	face value of a loan
d) amount and timing of a future payments	interest depending on maturity	interest depending on maturity	discount of PLN 42 th.	interest depending on maturity date
e) Date of setting process, maturity or expiration or execution date	liquid, up to 3 months	liquid, up to 3 months or at certain date agreed with the bank (buy sell back transactions) with possibility of early execution	BOR's commercial papers to be repurchased on 02.12.2005 purchase cost PLN 185 th., Jazz's commercial papers to be repurchased : on 22.04.2005 purchase cost PLN 690 th on 28.04.2005 purchase cost PLN 530 th on 28.04.2005 purchase cost PLN 37 th	according to agreements
f) possibility to close before maturity	any time by closing of a deposit	any time by selling security and at agreed date for buy sell back transactions, with possibility of early execution	any time by repurchasing by associate company	by terminating, if borrower does not follow the contract, e.g. late payments.
g) execution price	face value plus interest	face value plus interest	PLN 1,544 th.	face value plus interest
h) possibility to exchange for another asset or liability	none	none	none	none
i) agreed rate or amount of interest, dividend or other income, and payment date	floating, WIBOR + premium or at bank's rate payment date – maturity of deposit	acc. to the valuation of the investment fund share; floating, WIBOR + premium or at bank's rate payment date – maturity of investment	Return of: Radio Jazz Sp. z o.o. 8.22 % BOR Sp. z o.o. 6.86%; 6.88% payment date – maturity of investment	most often WIBOR+premium, constant or floating rate payment date – in instalments according to the agreements or at the maturity date
j) additional collateral accepted or received	none	none	none	majority of loans without collaterals, for others bills of exchange

	bank deposits	securities	commercial papers	loans granted to related entities
k) above information for the derivative the instrument can be exchanged for	not applicable	not applicable	not applicable	not applicable
l) other conditions	none	none	none	none
m) type of risk associated with the instrument e.g. interest rate risk	interest rate risk and credit risk of a financial institution	interest rate risk and credit risk of a financial institution	credit risk of Jan Babczyszyn Radio Jazz FM Sp. z o.o. and Biuro Obsługi Radiowej Sp. z o.o.	interest rate risk and credit risk
n) amount of the existing liabilities from the instruments	PLN 0	PLN 0	PLN 0	PLN 0

Interest rate risk

o) interest rate risk description	low risk – floating interest rate	low risk – floating interest rate	none	low risk – floating interest rate
p) early repurchase or valuation according to the contract	possible	fixed dates for available for sale securities, early repurchase possible for buy sell back transactions	fixed dates for available for sale securities	none
r) effective interest rate	effective interest rate close to nominal interest rate	effective interest rate close to nominal interest rate	effective interest rate close to nominal interest rate	effective interest rate close to nominal interest rate

Credit risk

s) credit risk description	Depending on creditworthiness of the bank *	Depending on creditworthiness of the financial institution *	Depending on creditworthiness of the associate	Depending on creditworthiness of the related parties
t) maximum amount of exposure	amount deposited less amount from BFG	amount deposited – PLN 140,850 th.	PLN 1,502 th.	net amount granted – PLN 14,660 th.

* cash equivalents are placed with high credit quality financial institutions

in PLN thousands

As at 31 December 2003 the Company held the following financial instruments:

	bank deposits	**securities**	**commercial papers**	**loans granted to related entities**	**embedded financial derivatives**
a) nature of the instrument, quantity	short-term low risk or risk free investments; total deposits PLN 31,461 th.	short-term low risk or risk free investments up to 3 months; treasury bills of balance sheet values– PLN 39,573 th., investment fund certificates of balance sheet values– PLN 1,675 th	2 commercial papers at PLN 100 th. each. of an associate Jan Babczyszyn Radio Jazz FM Sp. z o.o. Balance sheet value of PLN 188 th.	144 long-term and short-term loans granted to group companies. Balance sheet value of PLN 17,603 th.	material embedded financial derivatives hosted in agreements of supply of services and goods. Balance sheet value of PLN 6,960 th.
b) purpose of the instrument,	investing of cash surpluses	investing of cash surpluses	short term financing of the associate company	mainly financing for related companies	instruments are hosted in main contract sign in regular operational activities
c) underlying amount	total deposits PLN 31,461 thousand	total value of papers PLN 41,248 th.	face value PLN 200 th.	face value of a loan	total future payments of the host contracts
d) amount and timing of a future payments	interest depending on maturity	interest depending on maturity	discount of PLN 12 th.	interest depending on maturity date	total future payments are ruled by the host contracts
e) Date of setting process, maturity or expiration or execution date	liquid, up to 3 months	liquid, up to 3 months or at certain date agreed with the bank (buy sell back transactions) with possibility of early execution	to be repurchased on 19.12.2004 purchase cost PLN 188 th.	according to agreements	the host contracts provide future payments up to 2012 valuation as described in accounting policies
f) possibility to close before maturity	any time by closing of a deposit	any time by selling security and at agreed date for buy sell back transactions, with possibility of early execution	any time by repurchasing by Jan Babczyszyn Radio Jazz FM Sp. z o.o	by terminating, if borrower does not follow the contract, e.g. late payments.	only by cancelling or amending the host contract
g) execution price	face value plus interest	face value plus interest	PLN 200 th.	face value plus interest	depends on future f/x rates – USD or EUR
h) possibility to exchange for another asset or liability	none	none	none	none	none
i) agreed rate or amount of interest, dividend or other income, and payment date	floating, WIBOR + premium or at bank's rate payment date – maturity of deposit	acc. to the valuation of the investment fund share; floating, WIBOR + premium or at bank's rate payment date – maturity of investment	return of 7% payment date – maturity of investment	most often WIBOR+premium, constant or floating rate payment date – in instalments according to the agreements or at the maturity date	n/a due to the nature of the embedded instruments
j) additional collateral accepted or received	none	none	none	majority of loans without collaterals, for others bills of exchange	none
k) above information for the derivative the instrument can be exchanged for	not applicable	not applicable	not applicable	not applicable	not applicable

	bank deposits	securities	commercial papers	loans granted to related entities	embedded financial
l) other conditions	none	none	none	none	none
m) type of risk associated with the instrument e.g. interest rate risk	interest rate risk and credit risk of a financial institution	interest rate risk and credit risk of a financial institution	credit risk of Jan Babczyszyn Radio Jazz FM Sp. z o.o.	interest rate risk and credit risk	f/x risk
n) amount of the existing liabilities from the instruments	PLN 0	PLN 0	PLN 0	PLN 0	PLN 0
Interest rate risk					
o) interest rate risk description	low risk – floating interest rate	low risk – floating interest rate	none	low risk – floating interest rate	none
p) early repurchase or valuation according to the contract	possible	fixed dates for available for sale securities, early repurchase possible for buy sell back transactions	fixed dates for available for sale securities	none	none
r) effective interest rate	effective interest rate close to nominal interest rate	effective interest rate close to nominal interest rate	effective interest rate close to nominal interest rate	effective interest rate close to nominal interest rate	none
Credit risk					
s) credit risk description	Depending on creditworthiness of the bank *	Depending on creditworthiness of the financial institution *	Depending on creditworthiness of the associate	Depending on creditworthiness of the related parties	none
t) maximum amount of exposure	amount deposited less amount from BFG	amount deposited – PLN 41,248 th.	PLN 188 th.	net amount granted – PLN 17,603 th.	none

* cash equivalents are placed with high credit quality financial institutions

b) Fair value of securities is estimated at their face value increased by an interest accrued to the balance sheet date.
Loans granted and deposits are valued at the amortised cost less impairment losses recognised.
For all interest accrued on impaired loans granted full impairment losses are immediately recognised.

c) Adjustments to the fair value of financial instruments are posted to financial revenue or costs.

d) The Group did not purchase financial instruments at a regulated market.

e) The Group did not hedge against interest rate risk.

f) Credit risk is related to short term investments, debt collections and repayment of financing provided to the companies of the Group. The risks are mitigated by:
- placing investment only at financial institutions of a high financial standing according to procedures approved by a Management Board,
- large number of customers comprising the client base and a and their dispersion across different industries (receivables overdue more than 3 months are provided for).

1.2.2 As at 31 December 2004 the financial assets held for trading and available for sale financial assets were valued at their fair value.

1.2.3 Financial assets (except for deposits) and liabilities were valued at their fair value, except for the loans granted, which are stated at their amortised cost less the fair value adjustments (provisions). The loans granted are not intended for sale, therefore according the Ministry of Finance Decree on detailed rules for recognition, valuation, disclosure and presentation requirements of the financial instruments dated 12 December 2001 they are not valued at fair value if fair value approximates their book value.

1.2.4 As at 31 December 2004 and 31 December 2003 the Group was not part of any contract aimed to exchange financial assets into securities or purchase – back contract.

1.2.5 In a year to 31 December 2004 (and in the preceding year) the Group did not reclassify financial assets from valued at fair value category to valued at adjusted purchase cost.

1.2.6 The Group changed the impairment losses in 2004 and 2003 as follows:

PLN thousand

impairment losses of:	as at 1.01.2004	change of consolidation method	increases	decreases	as at 31.12.2004
loans granted	19,133	-	7,776	2,265	24,644
interest accrued on loans granted	8,113	(847)	3,006	419	9,853

PLN thousand

impairment losses of:	as at 1.01.2003	reclassification	increases	decreases	as at 31.12.2003
loans granted	11,901	(234)	7,466	-	19,133
interest accrued on loans granted	4,568	234	3,325	14	8,113

Impairment losses were recognised for the loans granted to Inforadio Sp. z o.o. and IDM Serwis Sp. z o.o.
For all interest accrued on impaired loans granted full impairment losses are recognised.

1.2.7 Interest on loans granted and debt financial instruments (in PLN thousands)

Ageing of interest on loans earned in 2004 PLN thousand

accrued and realised	interest accrued but not realised, due within:				total interest
	till 3 month	3 - 12 months	over 12 months	total	
187	19	-	3,041	3,060	3,247
impairment losses recognised					3,006

Ageing of interest on loans earned in 2003

PLN thousand

accrued and realised	interest accrued but not realised, due within:				total interest
	till 3 month	3 - 12 months	over 12 months	total	
-	420	102	2,778	3,300	3,300
impairment losses recognised					3,325

Interests accrued on loans granted were fully provided for.

1.2.8 Value of unrealised interest accrued on loans granted that were fully provided for amounted to PLN thousands:

	2004	2003
interest amount	4,999	4,076

Total balance of the accrued interest is fully provided for.

1.2.9 *Interest costs of financial liabilities*

PLN thousand

Ageing of interest payable on financial liabilities in 2004

	accrued and realised	interest accrued but not realised, payable within:				total interest
		till 3 month	3 - 12 months	over 12 months	total	
Interest on bank loans and commercial papers	9,139	-	-	-	-	9,139
Interests on loans	-	-	-	6	6	6

PLN thousand

Ageing of interest payable on financial liabilities in 2003

	accrued and realised	interest accrued but not realised, payable within:				total interest
		till 3 month	3 - 12 months	over 12 months	total	
Interest on bank loans and commercial papers	9,449	-	-	-	-	9,449
Interests on loans	6	-	-	-	-	6
Interest on financial leasing	13	-	-	-	-	13

1.2.10 Major financial risks in the Group's activities are: credit risk, foreign exchange risk and interest rate risk.

Credit risk is mitigated by:

- placing investment only at financial institutions of a high financial standing according to procedures approved by the Management Board,
- large number of customers comprising the client base and their dispersion across different industries.

Foreign exchange risk is related to purchases of newsprint which are contracted in EUR, fixed asset purchases and rent of space, which are also partly made in foreign currencies, mainly EUR and USD.
The Company does not hedge against exchange rate risk on a long term basis (because of high cost of long term hedging). From time to time, the Company may still enter into short term forward currency contracts with maturity up to three months.

In 2004 the loan facility with the limit of PLN 10 million has been arranged with PKO SA by Agora SA. The bank loan bears floating interest of WIBOR + bank's commission. The Group can use this loan to 30 April 2005.

As at 31 December 2004 Agora SA had outstanding loan of PLN 139,480 thousand from the available bank loan of PLN 500,000 thousand (credit agreement dated 5 April 2002). Still available amount is PLN 360,520 thousand. The bank loan bears floating interest of WIBOR + bank's commission.

1.2.11 No contracts were concluded to protect against particular transactions or liabilities.

1.2.12 In line with the Group's accounting policy losses or gains on adjustments to the value of hedging instruments were not posted to revaluation reserve but to financial income or costs.

2. *As at 31 December 2004 the Group provided the following guarantees (in PLN thousands):*

Creditor	Debtor	Valid till	Amount	Provisions set up or liabilities recognised
Guarantees made by Agora SA				
Bank BPH SA	BOR Sp. z o.o.	indefinitely	1,450	-
Pekao SA	Agora's employees	31.03.2008	345	-
Pekao SA	Agora's employees	31.05.2008	168	-
Guarantees made by AMS SA				
VOX Chemia Sp. z o.o.	AMS SA	31.12.2012	1,467	-
PKiN Sp. zo.o. Warszawa	AMS SA	31.01.2006	200	-
Other	AMS SA	30.12.2005 / 29.12.2006	90	-
Total			**3,720**	**-**

From the above amounts, the amounts that have not been provided for or recognised as liabilities, were presented as off-balance sheet liabilities in the schedule below balance sheet in the financial statements.

As at 31 December 2003 the Group provided the following guarantees (in PLN thousands):

Creditor	Debtor	Valid till	Amount	Provisions set up or liabilities recognised
Guarantees to related parties made by Agora SA				
Deutsche Bank Polska S.A.	BOR Sp. z o.o.	14.10.2004	1,523	-
Raiffeisen Bank Polska S.A.	Inforadio Sp. z o.o.	30.12.2004	5,581	5,581
Guarantees to related parties made by AMS SA				
Wrocław municipality	Akcent Media Sp. z o.o.	16.02.2004	408	-
Other entities				
VOX Chemia Sp. z o.o.	AMS SA	31.12.2012	1,467	-
PKiN Sp. zo.o. Warszawa	AMS SA	31.01.2006	200	-
BP Poland Sp. z o.o.	AMS SA	-	20	-
Zakład Gospodarki Mieszkaniowej Bielsko Biała	AMS SA	-	6	-
Total			**9,205**	**5,581**

3. The Group has no liability to the State, or local authorities pursuant to acquisition of buildings.

4. Until 31 December 2004 the Group has not discontinued any material activity and does not anticipate any discontinuance in the current year.

5. *Cost of produced in-house for own use assets under construction and fixed assets:*

PLN thousands

	2004	2003
computers	27	455
improvements to computers	103	357
other	38	-
Total	168	812

6. Capital and investment expenditure in 2004 and planned for the following 12 months:

PLN thousand

EXPENDITURE	spent 1.01.2004 - 31.12.2004	planned 1.01.2005 - 31.12.2005
Non financial fixed assets, including:	**30,196**	**35,014**
printing machinery	368	-
buildings	847	267
telecommunication, computer, radio equipment	14,489	15,598
outdoor	13,286	13,963
licences	525	531
other	682	4,654
Financial fixed assets, including:	**16,498**	**4,704**
loans granted	9,819	3,840
purchased shares and advances for shares	3,984	-
increases in share capital and advances for increases	1,252	-
commercial papers	1,443	865
other	-	-

The Group did not incur direct expenditures for environmental protection. In the period from 1 January 2005 till 31 December 2005 no direct expenditures for environmental protection are planned.

Contracted capital commitments existing at the balance sheet date amounted to PLN 7,622 thousand, and as at 31 December 2003 to 18,309 thousand.

Capital and investment expenditure in 2003 and planned for the following 12 months:

PLN thousand

EXPENDITURE	spent 1.01.2003 - 31.12.2003	planned 1.01.2004 - 31.12.2004
Non financial fixed assets, including:	**44,019**	**30,446**
printing machinery	6,322	-
buildings	1,015	185
telecommunication, computer, radio equipment	19,002	11,485
outdoor	14,527	15,160
licences	888	373
other	2,265	3,243
Financial fixed assets, including:	**26,065**	**22,814**
loans granted	12,315	10,386
purchased shares and advances for shares	12,768	11,324
increases in share capital and advances for increases	350	-
commercial papers	187	1,104
other	445	-

The Group did not incur direct expenditures for environmental protection in 2003 and no such expenditures had been planned for 2004.

7.1 Material transactions with related parties in the year 2004:
All transactions with related parties were concluded on arm's length basis.

Name of the company	***Type of transaction (s)***	***Amount PLN thousand***
Agora SA	purchase of advertisements from related parties	52,694
Agora SA	sale of advertising services to related parties	2,701
Agora SA	purchase of printing services from related party	42,693
Agora SA	sale of advertisements to related parties	1,765
Agora SA	lease of printing machinery and equipment to related parties	13,507
Agora SA	rent of office space by related parties	1,788
Agora SA	sale of services to related parties	6,694
Agora SA	loans to shares swap	220
Agora SA	loans granted to related parties	16,762
Agora SA	repayment of loans granted by Agora SA	10,963
Agora SA	repayment of interests on loans granted by Agora SA	3,529
Agora SA	additional capital contributions in related parties	1,195
Agora SA	dividend from subsidiary	2,059
Agora SA	transfer of additional capital contributions in radio companies to Lokalne Rozgłośnie Radiowe Sp. z o.o.	2,999
Agora SA	contribution in kind of shares of the radio companies to Lokalne Rozgłośnie Radiowe Sp. z o.o.	17,587
Agora SA	*purchase of commercial papers of related parties*	875
Agora SA	sale of commercial papers of related parties	200
Agora SA	purchase of other services from related party	601
Agora SA	donations received from related party	1,138
AMS SA	sale of following services to subsidiary: booking and inspection of panels, providing AS software, panels database maintenance	815
AMS SA	sale of following services to subsidiary: IT, finance, law, admin, marketing, telecommunication, panels media research	822
AMS SA	sale of trade services to subsidiary	1,411
AMS SA	rent of panels from subsidiary	9,408
AMS SA	repair and maintenence of panels, transport and storage services purchased from subsidiary	620
AMS SA	repayment of interests on loans granted by AMS SA to subsidiary	212
AMS SA	repayment of loans granted to subsidiary	2,500
AMS SA	rent of advertising space from subsidiary	9,226

Material transactions with related parties in the year 2003:

Name of the company	Type of transaction (s)	Amount PLN thousand
Agora SA	purchase of advertisements from related parties	35,828
Agora SA	purchase of printing services from related party	45,911
Agora SA	lease of printing machinery to related party	14,181
Agora SA	rent of office space by related parties	836
Agora SA	sale of services to related parties	2,304
Agora SA	rent of office space from related entities	1,186
Agora SA	loans granted to related parties	33,748
Agora SA	repayment of loans granted by Agora SA	34,993
Agora SA	repayment of interests on loans granted by Agora SA	1,090
Agora SA	receivable to loan swap	493
Agora SA	additional capital contributions in related parties	3,123
Agora SA	dividends from subsidiaries	17,028
Agora SA	increase of share capital of related parties	30,350
Agora SA	sale of advertisements to related parties	1,486
Agora SA	purchase of fixed assets from related party	217
AMS S.A.	sale of following services to subsidiary: booking and inspection of panels, providing AS software, panels database maintenance	143
AMS S.A.	sale of trade services to related parties	1,210
AMS S.A.	sale of following services to subsidiary: IT, finance, law, admin, marketing, telecommunication, panels media research	393
AMS S.A.	sale of other services to related parties	1,208
AMS S.A.	increase of share capital of subsidiary	1,000
AMS S.A.	repayment of loans granted by AMS SA to subsidiaries	250
AMS S.A.	additional capital contributions in related parties	2,000
AMS S.A.	rent of panels from subsidiary	8,064
AMS S.A.	repair and maintenence of panels, transport and storage services purchased from subsidiary	2,008
AMS S.A.	repayment of interests on loans granted by AMS SA to subsidiary	431
AMS S.A.	rent of advertising space from subsidiary	2,807
AMS S.A.	sale of advertising services to related parties	261

7.2 Transactions of Agora SA with related entities (PLN thousands)

Balances of receivables, liabilities and loans granted as at 31 December 2004:

Company	% of owned capital (effectively)	share of votes in % (effectively)	Receivables (gross)	Liabilities	Loans granted gross with interest	Commercial papers
KKK FM SA	84.18%	84.18%	109	199	1,805	-
Jan Babczyszyn Radio Jazz FM Sp. z o.o.	50.00%	50.00%	43	-	-	186
IM 40 Sp.z o.o.	72.01%	72.01%	266	638	-	-
Radio Trefl Sp. z o.o.	99.96%	99.96%	106	209	358	-
Elita Sp. z o.o.	100.00%	100.00%	57	99	1,135	-
O'le Sp. z o.o.	100.00%	100.00%	20	80	976	-
Agora Poligrafia Sp. z o.o.	100.00%	100.00%	1,391	4,804	-	-
Inforadio Sp. z o.o.	45.34%	45.34%	69	109	29,643	-
Karolina Sp. z o.o.	100.00%	100.00%	177	481	-	-
Lokalne Rozgłośnie Radiowe Sp. z o.o.	100.00%	100.00%	78	63	1,050	-
City Radio Sp. z o.o.	100.00%	100.00%	69	119	3,288	-
BOR Sp. z o.o.	50.06%	50.06%	237	440	-	722
Radio Na Fali Sp. z o.o.	100.00%	100.00%	58	115	1,064	-
ROM Sp. z o.o.	100.00%	100.00%	205	26	6,878	-
Barys Sp. z o.o.	89.78%	89.78%	16	12	5,039	-
Radio Wanda Sp. z o.o.	100.00%	100.00%	193	204	2,590	-
Twoje Radio Sp. z o.o.	100.00%	100.00%	30	47	3,232	-
Agencja Reklamowa Jowisz Sp. z o.o.	100.00%	100.00%	-	-	2,804	-
Multimedia Plus Sp. z o.o.	76.00%	76.00%	16	-	1,149	-
Wibor Sp. z o.o.	100.00%	100.00%	263	118	1,241	-
Jamar Sp. z o.o.	100.00%	100.00%	-	-	-	-
Projekt Inwestycyjny Sp. z o.o.	100.00%	100.00%	1	-	-	-
Radio Pomoże Sp. z o.o.	100.00%	100.00%	62	59	933	-
AMS SA	99.83%	99.86%	107	3,498	32,043	-
Radio Mazowsze Sp. z o.o.	24.00%	24.00%	49	10	4,395	-
Polskie Badania Internetu Sp. z o.o.	20.00%	20.00%	-	-	-	-
Radio Klakson Sp. z o.o.	100.00%	100.00%	144	89	3,228	-
Regionalne Przedsiębiorstwo Związkowe Sp. z o.o.	49.00%	49.00%	166	53	7,670	-
Bis Media Sp. z o.o.	49.00%	49.00%	69	87	1,504	-
Tres Sp. z o.o.	48.51%	48.51%	393	101	626	-
Total			**4,394**	**11,660**	**112,651**	**908**

Revenues from transactions for 2004 in PLN thousands

Company	Sales of products and services	Sales of merchandise and materials	Interest on loans charged	Other income
Agora-Holding Sp.z o.o.	31	1	-	1,138
KKK FM SA	514	5	167	354
Jan Babczyszyn Radio Jazz FM Sp.z o.o.	75	-	-	13
IM 40 Sp.z o.o.	2,031	53	-	2,059
Radio Trefl Sp.z o.o.	519	-	49	145
Elita Sp.z o.o.	178	-	80	-
O'le Sp.z o.o.	124	-	74	-
Agora Poligrafia Sp.z o.o.	15,693	77	-	-
Inforadio Sp. z o.o.	855	66	1,374	6,048
Karolina Sp.z o.o.	956	5	-	-
Lokalne Rozgłośnie Radiowe Sp.z o.o.	142	-	100	10
City Radio Sp.z o.o.	230	3	245	14
BOR Sp.z o.o.	608	1	-	36
Radio na Fali Sp. z o.o.	419	9	87	15
ROM Sp.z o.o.	192	4	433	142
Barys Sp.z o.o.	7	-	438	81
CHI Sp.z o.o.	9	-	-	-
Radio Wanda Sp.z o.o.	573	-	231	135
Twoje Radio Sp.z o.o.	186	-	183	39
Agencja Reklamowa Jowisz Sp.z o.o.	4	-	248	-
Multimedia Plus Sp.z o.o.	12	-	102	-
Wibor Sp.z o.o.	403	4	73	-
Radio Pomoże Sp. z o.o.	167	-	76	-
Jamar Sp.z o.o.	9	-	-	-
Projekt Inwestycyjny Sp. z o.o.	9	-	-	-
Polskie Badania Internetu Sp. z o.o.	-	-	1	2
Radio Mazowsze Sp. z o.o.	127	4	361	-
AMS SA	679	50	2,696	2,891
Adpol Sp. z o.o.	-	-	-	-
Radio Klakson Sp. z o.o.	399	-	225	19
Regionalne Przedsiębiorstwo Związkowe Sp. z o.o.	324	-	609	-
Bis Media Sp. z o.o.	325	-	112	-
Tres Sp. z o.o.	421	6	16	-
Total	**26,221**	**288**	**7,980**	**13,141**

Costs from transactions for 2004 in PLN thousands

Company	Purchases of products and services	Cost of goods sold	Provision for interest	Other costs
Agora-Holding Sp.z o.o.	-	1	-	-
KKK FM SA	1,149	5	167	-
IM 40 Sp.z o.o.	5,388	53	-	-
Radio Trefl Sp.z o.o.	1,303	-	49	-
Elita Sp.z o.o.	395	-	80	-
O'le Sp.z o.o.	202	-	74	-
Agora Poligrafia Sp.z o.o.	43,789	46	-	139
Inforadio Sp. z o.o.	722	65	1,374	8,861
Karolina Sp.z o.o.	2,494	5	-	-
Lokalne Rozgłośnie Radiowe Sp.z o.o.	178	-	100	-
City Radio Sp.z o.o.	440	3	245	1
BOR Sp.z o.o.	2,396	1	-	-
Radio na Fali Sp. z o.o.	723	9	87	-
ROM Sp.z o.o.	70	4	433	-
Barys Sp.z o.o.	-	-	438	81
Radio Wanda Sp.z o.o.	1,313	-	231	-
Twoje Radio Sp.z o.o.	126	-	183	25
Agencja Reklamowa Jowisz Sp.z o.o.	-	-	248	-
Multimedia Plus Sp.z o.o.	-	-	102	-
Wibor Sp.z o.o.	482	4	73	-
Radio Pomoże Sp. z o.o.	295	-	76	-
Polskie Badania Internetu Sp. z o.o.	137	-	1	-
AMS SA	33,974	50	2,696	-
Radio Mazowsze Sp. z o.o.	76	4	361	-
Radio Klakson Sp. z o.o.	772	-	225	-
Regionalne Przedsiębiorstwo Związkowe Sp. z o.o.	317	-	608	-
Bis Media Sp. z o.o.	536	-	112	-
Tres Sp. z o.o.	220	2	16	-
Total	**97,497**	**252**	**7,979**	**9,107**

Balances as at 31 December 2003 in PLN thousands

Company	% of owned capital	share of votes in %	Receivables (gross)	Liabilities	Loans granted gross with interest	Commercial papers
KKK FM SA	84.18%	84.18%	81	162	1,777	-
Jan Babczyszyn Radio Jazz FM Sp. z o.o.	42.00%	42.00%	-	-	-	187
IM 40 Sp.z o.o.	72.01%	72.01%	185	415	-	-
Radio Trefl Sp. z o.o.	99.96%	99.96%	92	154	414	-
Elita Sp. z o.o.	99.75%	99.75%	247	80	653	-
O'le Sp.z o.o.	100.00%	100.00%	364	58	403	-
Agora Poligrafia Sp. z o.o.	100.00%	100.00%	1,874	4,309	-	-
Inforadio Sp. z o.o.	41.60%	41.60%	471	6	20,493	-
Karolina Sp.z o.o.	100.00%	100.00%	167	274	-	-
Lokalne Rozgłośnie Radiowe Sp. z o.o.	100.00%	100.00%	88	24	817	-
City Radio Sp.z o.o.	100.00%	100.00%	322	93	2,362	-
BOR Sp.z o.o.	48.16%	48.16%	671	158	-	-
Radio na Fali Sp. z o.o	100.00%	100.00%	308	86	726	-
ROM Sp.z o.o.	100.00%	100.00%	909	20	5,371	-
Barys Sp.z o.o.	89.78%	89.78%	89	12	4,518	-
Radio Wanda Sp.z o.o.	27.00%	27.00%	57	115	2,606	-
Twoje Radio Sp. z o.o.	100.00%	100.00%	598	29	2,098	-
Agencja Reklamowa Jowisz Sp. z o.o.	100.00%	100.00%	-	-	2,556	-
Multimedia Plus Sp.z o.o.	24.00%	24.00%	2	-	1,047	-
Wibor Sp.z o.o.	100.00%	100.00%	75	64	803	-
Jamar Sp.z o.o.	100.00%	100.00%	1	-	-	-
Projekt Inwestycyjny Sp. z o.o.	100.00%	100.00%	1	-	-	-
Radio Pomoże Sp. z o.o.	100.00%	100.00%	185	52	614	-
AMS SA	99.83%	99.86%	273	3,030	42,386	-
Radio Mazowsze Sp. z o.o.	24.00%	24.00%	338	14	3,503	-
Polskie Badania Internetu Sp. z o.o.	20.00%	20.00%	-	42	16	-
Radio Klakson Sp. z o.o.	49.00%	49.00%	229	65	2,565	-
Regionalne Przedsiębiorstwo Związkowe Sp. z o.o.	49.00%	49.00%	534	32	6,049	-
Bis Media Sp. z o.o.	49.00%	49.00%	124	93	1,080	-
Total			8,285	9,387	102,857	187

Revenues from transactions for 2003 in PLN thousands

Company	Sales of products and services	Sales of merchandise and materials	Interest on loans charged	Other income
Agora-Holding Sp.z o.o.	15	-	-	-
KKK FM SA	257	-	202	27
Jan Babczyszyn Radio Jazz FM Sp. z o.o.	-	-	-	15
IM 40 Sp.z o.o.	1,240	56	-	2,596
Radio Trefl Sp. z o.o.	261	-	50	35
Elita Sp. z o.o.	106	-	62	-
O'le Sp. z o.o.	108	-	52	-
Agora Poligrafia Sp. z o.o.	16,603	1,189	-	12,117
Inforadio Sp. z o.o.	549	38	1,041	4,131
Karolina Sp.z o.o.	560	4	-	2,316
Lokalne Rozgłośnie Radiowe Sp. z o.o.	117	-	105	-
City Radio Sp.z o.o.	210	3	382	-
BOR Sp.z o.o.	530	-	-	4
Radio na Fali Sp. z o.o	285	-	72	6
ROM Sp.z o.o.	365	19	562	-
Barys Sp.z o.o.	88	-	450	-
CHI Sp.z o.o.	12	-	-	-
Radio Wanda Sp. z o.o.	233	1	245	-
Twoje Radio Sp. z o.o.	195	-	124	28
Agencja Reklamowa Jowisz Sp. z o.o.	13	-	268	-
Multimedia Plus Sp.z o.o.	-	-	106	-
Wibor Sp.z o.o.	200	-	50	-
Radio Pomoże Sp. z o.o.	133	-	65	-
Jamar Sp.z o.o.	9	-	-	-
Projekt Inwestycyjny Sp. z o.o.	9	-	-	-
Polskie Badania Internetu Sp. z o.o.	1	-	1	-
Radio Mazowsze Sp. z o.o.	345	20	336	-
AMS SA	453	50	2,742	1,089
Adpol Sp. z o.o.	12	-	-	-
Radio Klakson	320	-	191	-
Regionalne Przedsiębiorstwo Związkowe Sp. z o.o.	345	-	531	-
Bis.Media Sp. z o.o.	160	-	90	-
Total	**23,734**	**1,380**	**7,727**	**22,364**

Costs from transactions for 2003 in PLN thousands

Company	Purchases of products and services	Cost of goods sold	Provision for interest	Other costs
KKK FM SA	449	-	202	-
IM 40 Sp.z o.o.	2,166	56	-	-
Radio Trefl Sp. z o.o.	390	-	50	-
Elita Sp. z o.o.	142	-	62	1,295
O'le Sp. z o.o.	81	-	52	1,929
Agora Poligrafia Sp. z o.o.	47,123	1,155	-	139
Inforadio Sp. z o.o.	101	38	1,041	7,464
Karolina Sp. z o.o.	1,056	4	-	-
Lokalne Rozgłośnie Radiowe Sp. z o.o.	60	-	105	1,080
City Radio Sp.z o.o.	166	3	392	498
BOR Sp.z o.o.	773	-	-	-
Radio na Fali Sp. z o.o.	278	-	72	3
ROM Sp.z o.o.	49	21	560	16
Barys Sp.z o.o.	11	-	450	4,009
Radio Wanda Sp.z o.o.	420	1	245	1,065
Twoje Radio Sp. z o.o.	42	-	124	30
Agencja Reklamowa Jowisz Sp. z o.o.	-	-	268	-
Multimedia Plus Sp.z o.o.	44	-	106	-
Wibor Sp.z o.o.	141	-	50	-
Radio Pomoże Sp. z o.o.	130	-	65	1,051
Polskie Badania Internetu Sp. z o.o.	156	-	1	-
AMS SA	29,635	44	2,745	-
Radio Mazowsze Sp. z o.o.	36	20	336	-
Radio Klakson Sp. z o.o.	195	-	191	2,163
Regionalne Przedsiębiorstwo Związkowe Sp. z o.o.	104	-	531	-
Bis Media Sp. z o.o.	230	-	90	2,300
Total	**83,978**	**1,342**	**7,738**	**23,042**

Other data necessary to prepare consolidated accounts is presented in note 2 and 4.

8. The Group did not have any joint ventures with other entities exempt from consolidation .

9. Employment:

	2004	2003
The average number of employees in total, including:	3,586	3,866
journalists	1,005	944
white collars	2,116	2,391
blue collars	465	531

10. Remunerations paid to the management and supervisory boards members:
Remunerations paid by Agora SA to:

	2004	2003
Management Board members:	2,409	2,145
Wanda Rapaczynski	544	512
Piotr Niemczycki	536	519
Helena Łuczywo *	303	410
Zbigniew Bąk	782	704
Jarosław Szaliński **	244	-
Supervisory Board members:	242	242
Anna Fornalczyk	46	46
Sanford Schwartz	46	8
Tomasz Sielicki	46	46
Stanisław Sołtysiński	58	58
Louis Zachary	46	46
Brian Cooper	-	38

* remuneration for 2004 refers to the period of service as a member of the Board i.e. until 13 August 2004.
** remuneration for 2004 refers to the period of service as a member of the Board i.e. from 15 July 2004.

Neither Management Board members of Agora SA, nor Agora's Supervisory Board members received any remunerations in the subsidiaries and associates.

Shares of Agora SA purchased by the Management Board members are disclosed in note 28.

Remunerations paid by the Group to members of Management Boards and members of Supervisory Boards of other companies of the Group :

PLN thousands

	2004	2003
in consolidated companies:		
Members of Management Boards	6,189	7,992
Supervisory Board Members	215	120
in companies excluded from consolidation:		
Members of Management Boards	116	492
Supervisory Board Members	-	-

11. As at 31 December 2004 Agora SA had no receivable from management board members of Agora SA.
As at 31 December 2004 Agora SA had PLN 313 thousand of receivable from management board members of the companies of the Group, being mainly loans taken from the Company's Social Fund, which bear annual interest of 3% and receivables resulting from private phone calls.
As at 31 December 2004 Agora SA had PLN 12 thousand of receivable from supervisory board member being loan taken from the Company's Social Fund, which bear annual interest of 3%.

12. The financial statements for the year 2004 included no items regarding previous years.

13. Events after the balance sheet date.

- On 24 January 2005 Agora sold 100% shares in Centrum Handlu Internetowego Sp. z o.o. for PLN 2,544 thousand. The carrying amount of these shares in financial statements amounted to PLN 1,293 thousand.
- On 31 March 2005 Agora executed annex no.4 to the long - term loan agreement up to 500,000,000 PLN entered into on 5 April 2002 with Bank Polska Kasa Opieki S.A. with its seat in Warsaw. The annex entered into on 31 March 2005 extended the drawing period of the loan by two years, i.e. up to 30 March 2007. Due to the above mentioned extension the repayment date has changed to 31 December 2010.
- On 5 April 2005 Agora purchased 20.7% of shares in Inforadio Sp. z o.o. for the equivalent of EURO 2. Agora's share in Inforadio Sp. z o.o. after the transaction amounts to 66.1%.

Capital group of AGORA SA SA-RS 2004 in PLN thousands

The assets and liabilities arising from the acquisition are as follows:

Intangible assets	964
Property, plant and equipment	128
Operating working capital, except cash and cash equivalents	(883)
Cash and cash equivalents	243
Interest-bearing loans and borrowings	(52,624)
	(52,172)
Net identifiable assets and liabilities acquired	(10,800)
Adjustments resulting from initial consolidation of company previously accounted for using equity method and other adjustments	10,800
Goodwill on acquisition (1)	-
Total consideration	-
Purchase consideration settled in cash	-
Cash and cash equivalents in subsidiaries acquired	(243)
Cash inflow on acquisition	(243)

(1) the goodwill on acquisition has not been recognized due to difficult economic standing of Inforadio Sp. z o.o. The consolidation of Inforadio Sp. z o.o. will not have material effect on Group's equity.

14. In the period covered by the financial statements there have been no relations between Agora SA and its legal predecessors companies.

15. The data reported by the Group has not been adjusted for the inflation rates, since the cumulated inflation rate for the last 3 year did not exceed a 100%.

16. Following the amendments to the Decree of the Ministry of Finance on detailed rules for recognition, valuation, disclosure and presentation requirements of the financial instruments of 12 December 2001 the Group has changed its accounting policy in respect to recognition and measurement of embedded derivatives. According to the new regulations if the contract, which is not a financial instrument, requires payments in foreign currency which is commonly used for this particular type of transaction on a particular market then it is assumed that economic characteristics and risks of embedded derivative are closely related to economic characteristics and risks of the host contract. Consequently companies are not obliged to separate and value derivatives embedded into foreign currency contracts denominated in currencies commonly used for particular type of transaction on the particular market. The Group has outdoor locations lease contracts and contracts for supply of services and goods denominated in foreign currencies (United States Dollars and Euro), which are commonly used currencies for these type of contracts in Poland. As a result the Company derecognised financial derivatives embedded into the contract described above in the amount of PLN 6,872 thousand, which represented the fair value of these embedded derivatives at 31 December 2003, net of deferred tax. The Group reduced the opening balance of consolidated equity at 1 January 2004 by the amount of PLN 6,872 thousand and no adjustments were made to the comparative information for the prior periods.

The Group has changed the balance sheet presentation of monetary assets with maturities up to 3 months ("buy sell back" treasury bonds and certificates in investment funds), which are now classified as "short terms financial assets in other entities" whereas they used to be presented as "cash and cash equivalents". Consequently the balance of "Cash and cash equivalents" as at 31 December 2003 has been decreased and short term financial assets in other entities respectively increased by PLN 41,248 thousand.

The Group presents the deferred tax assets and liabilities separately. Consequently deferred tax assets and deferred tax liabilities increased by PLN 14,567 thousand when compared to balances as at 31.12.2003.

Due to change of presentation of certain items in cash flow statement the comparative figures for twelve months of 2003 have been restated in the following way:

- depreciation has been increased by PLN 1,173 thousand (transfer of goodwill amortisation from "other adjustments" in operating activities),
- items "change in interperiod settlements" and "change in provisions" has been changed by PLN 5,730 thousand - adjustment relates to separate disclosure of deferred tax assets and deferred tax liabilities,
- due to change of presentation of short term monetary assets opening balance of cash and cash equivalents as at 31.12.2002 and closing balance as at 31.12.2003 decreased respectively by: PLN 1,579 thousand and PLN 41,248 thousand,

Capital group of AGORA SA SA-RS 2004 in PLN thousands

- items "financial assets acquired" in cash outflows from investing activities increased by PLN 39,442 thousand (adjustment caused by change of presentation of short term monetary assets transfered from cash equivalents - purchases and sales are now presented net), "(profit) loss on investment activity" and "other adjustments" in operating activities decreased respectively by: PLN 1,227 thousand (result on sales of securities) and PLN 242 thousand (valuation of securities), "financial assets transferred in other entities" decreased by PLN 290 thousand, "inflows from financial assets in other entities – interests" increased by PLN 1,532 thousand.
- transfer of dividends paid to minority shareholders in the amount of PLN 1,008 thousand from financing activities to investment activities.

17. The Group did not change its accounting policies, except for certain changes of presentation described in note 16.

18. The financial statements do not contain corrections of fundamental errors.

19. Going concern assumption.
The consolidated financial statement of the Group was prepared with the assumption that the Group and its subsidiaries would continue their business activities in the foreseeable future. There are no threats that would prevent the companies from continuing their business operations, except for Barys Sp. z o.o. (radio company) and the subsidiaries of AMS SA, namely, Aktis Media Sp. z o.o. and Polskie Badania Reklamy Zewnętrznej Sp z o.o.
Continuity of activity in case of Barys Sp. z o.o. is threatened by the fact that the licence for broadcasting has not been renewed and the company will probably cease its activity. The company has appealed but the outcome is not known yet. The goodwill resulting from purchase of Barys shares was fully amortised.

In October and November of 2002, the management boards of Aktis Media Sp. z .o.o., IDM Serwis sp. z o.o. and Active Media sp z o.o filed for bankruptcy with their respective courts. On 20 February 2003 the District Court in Poznań declared Aktis Media Sp. z o.o. bankrupt. In February 2004 the liquidation process of Polskie Badania Reklamy Zewnętrznej Sp. z o.o. started. On 10 February 2005 this company was removed from Commercial Department of the Register Court.
In December 2004 AMS SA sold 13,400 shares constituting 58.26% of the share capital of a company IDM Serwis Sp. z o.o. with its seat in Poznan. The shares disposed of constituted the whole AMS's share in IDM Serwis.

20. In the current period there was no merger with other companies.

21. In the consolidated financial statements of Agora Group all material related companies are consolidated. Subsidiaries are consolidated using full consolidation method while associates are valued under the equity method. Therefore applying the equity method to value shares in companies that are excluded from the consolidation does not have any material effect to the financial statements as at 31 December 2004 and consequently the effect of it is not reported.
Due to sale of CHI Sp. z o.o., the provision for losses in the amount of PLN 707 thousand has been released.

22. Not applicable. All consolidated companies have the same balance sheet date.

23. Agora SA prepares consolidated financial statements of the Agora Group.

24. The Group excluded from the consolidation the following subsidiary and associated companies as not material based on art. 58 chapter 1 point 1 of the Accounting Act from 29 September 1994.

Numbers are in PLN thousand, for the 12 months period ended 31 December 2004:

No	Company	Sales and financial revenue	Net result	Equity, including:				Fixed assets	Average employment
					share capital	reserve capital	other equity		
1	Radio Wawel Sp. z o.o.	-	-	4	4	-	-	-	-
2	CHI Sp. z o.o.	69	55	2,135	9,000	-	(6,865)	-	-
3	Jamar Sp. z o.o.	-	(10)	14	50	-	(36)	-	-
4	Projekt Inwestycyjny Sp. z o.o.	-	(10)	15	50	-	(35)	-	-
5	Polskie Badania Internetu Sp. z o.o.	664	(97)	(68)	416	-	(484)	10	-
6	Aktis Media Sp. z o.o.	-	-	-	-	-	-	-	-
7	Polskie Badania Reklamy Zewnętrznej Sp. z o.o.	-	(5)	(101)	150	3	(254)	-	-
8	Media System Sp. z o.o.	2 449	(296)	615	750	-	(135)	1,216	3
9	Polskie Badania Outdooru Sp. z o.o.	515	1	151	150	-	1	-	1

Radio Wawel Sp. z o.o. has not started its operations until 31 December 2004.

Numbers are in PLN thousand, for the 12 months period ended 31 December 2003:

No	Company	Sales and financial revenue	Net result	Equity, including:				Fixed assets	Average employment
					share capital	reserve capital	other equity		
1	Radio Wawel Sp. z o.o.	-	-	4	4	-	-	-	-
2	CHI Sp. z o.o.	60	42	2,080	9,000	-	(6,920)	-	-
3	Jamar Sp. z o.o.	-	(10)	24	50	-	(26)	-	-
4	Projekt Inwestycyjny Sp. z o.o.	-	(10)	25	50	-	(25)	-	-
5	Polskie Badania Internetu Sp. z o.o.	785	60	29	416	-	(387)	-	-
6	Aktis Media Sp. z o.o.	-	-	-	-	-	-	-	-
7	IDM Serwis Sp. z o.o.	-	(174)	(5,621)	11,500	-	(17,121)	-	-
8	Polskie Badania Reklamy Zewnętrznej Sp. z o.o.	287	(124)	(88)	150	3	(241)	7	2
9	Active Media Sp. z o.o.	-	-	-	-	-	-	-	-
10	Media System sp. z o.o.	2,577	(604)	(287)	750	780	(1,817)	1,276	4

Capital group of AGORA SA SA-RS 2004 in PLN thousands

25. Information on loans granted by Agora SA (nominal values and maturity according to agreements, without interest):

Company	face value of loans granted at 31.12.2004	due to 31.12.2005	due to 31.12.2006	due to 31.12.2007	due after 31.12.2007
Total to all companies	96,501	10,844	26,218	12,314	47,125
Total to related companies, including:	*93,441*	*10,844*	*26,218*	*12,314*	*44,065*
Agencja Reklamowa Jowisz Sp. z o.o.	***2,032***	-	*0*	*205*	*1,827*
AMS SA.	***30,000***	*10,000*	*20,000*	*0*	*0*
Barys Sp. z o.o.	***3,470***	-	*0*	*501*	*2,969*
Bis Media Sp. z o.o.	***1,250***	-	*158*	*158*	*934*
City Radio Sp. z o.o.	***2,088***	-	*176*	*176*	*1,736*
Elita Sp. z o.o.	***958***	-	*121*	*121*	*716*
Inforadio Sp. z o.o.	***24,644***	-	*3,309*	*8,341*	*12,994*
KKK FM SA	***1,624***	*274*	*235*	*235*	*880*
Lokalne Rozgłośnie Radiowe Sp. z o.o.	***634***	*160*	*161*	*161*	*152*
Multimedia Plus Sp. z o.o.	***850***	-	*107*	*108*	*635*
O'le Sp. z o.o.	***749***	-	*0*	*126*	*623*
Radio Klakson Sp. Z o.o.	***2,753***	*232*	*233*	*233*	*2,055*
Radio Mazowsze Sp. z o.o.	***3,399***	-	*430*	*431*	*2,538*
Radio Na Fali Sp. z o.o.	***868***	-	*146*	*147*	*575*
Radio Pomoże Sp. z o.o.	***742***	-	*94*	*94*	*554*
Radio Trefl Sp. z o.o.	***340***	-	*115*	*115*	*110*
Radio Wanda Sp. z o.o.	***2,113***	*178*	*178*	*178*	*1,579*
Regionalne Przedsiębiorstwo Związkowe Sp. z o.o.	***6,121***	-	*309*	*310*	*5,502*
ROM Sp. z o.o.	***4,467***	-	*0*	*226*	*4,241*
Twoje Radio Sp. z o.o.	***2,624***	-	*133*	*133*	*2,358*
Wibor Sp. z o.o.	***1,104***	-	*159*	*160*	*785*
Tress Sp. z o.o.	***611***	-	*154*	*155*	*302*

Capital group of AGORA SA SA-RS 2004 in PLN thousands

As at 31 December 2003 (nominal values and maturity according to agreements, without interest):

Company	face value of loans granted at 31.12.2003	due to 31.12.2004	due to 31.12.2005	due to 31.12.2006	due after 31.12.2006
Total to all companies	91,784	1,310	25,994	33,789	30,691
Total to related companies, including:	*88,724*	*1,310*	*25,994*	*33,789*	*27,631*
Agencja Reklamowa Jowisz Sp. z o.o.	***2,032***	*46*	*218*	*619*	*1,149*
AMS S.A.	***40,147***	-	*20,147*	*20,000*	-
Barys Sp. z o.o.	***3,388***	-	*570*	*1,250*	*1,568*
Bis Media Sp. z o.o.	***940***	*45*	*271*	*362*	*262*
City Radio Sp. z o.o.	***1,781***	*17*	*392*	*930*	*442*
Elita Sp. z o.o.	***556***	-	*79*	*77*	*400*
Inforadio Sp. z o.o.	***16,868***	-	*495*	*2,407*	*13,966*
KKK FM SA	***1,434***	*292*	*326*	*326*	*490*
Lokalne Rozgłośnie Radiowe Sp. z o.o.	***500***	-	*202*	*199*	*99*
Multimedia Plus Sp. z o.o.	***850***	-	*215*	*215*	*420*
O'le Sp. z o.o.	***250***	-	*88*	*87*	*75*
Polskie Badania Internetu Sp. z o.o.	***15***	*15*	-	-	-
Radio Klakson Sp. Z o.o.	***2,296***	*50*	*431*	*1,239*	*576*
Radio Mazowsze Sp. z o.o.	***2,868***	-	*51*	*49*	*2,768*
Radio Na Fali Sp. z o.o.	***602***	-	*170*	*169*	*263*
Radio Pomoże Sp. z o.o.	***499***	*94*	*212*	*134*	*59*
Radio Trefl Sp. z o.o.	***300***	*76*	*76*	*76*	*72*
Radio Wanda Sp. z o.o.	***2,225***	*502*	*593*	*592*	*538*
Regionalne Przedsiębiorstwo Związkowe Sp. z o.o.	***5,109***	*51*	*396*	*3,425*	*1,237*
ROM Sp. z o.o.	***3,394***	*89*	*612*	*754*	*1,939*
Twoje Radio Sp. z o.o.	***1,931***	*33*	*322*	*626*	*950*
Wibor Sp. z o.o.	***739***	-	*128*	*253*	*358*

26. The future minimum lease payments under non-cancellable operating leases:

	2004	2003
within 1 year	43,140	43,283
Between		
one and two years	35,177	37,611
two and three years	31,329	35,154
three and four years	27,567	32,999
four and five years	25,233	31,186
more than five years	1,763	33,231
Total minimum payments	164,209	213,464

The amounts disclosed above include 22% VAT that the Group will be able to recover.

Capital group of AGORA SA SA-RS 2004 in PLN thousands

The table below shows the impact of AMS minimum lease payments on total minimum lease payments:

	2004	2003
within 1 year	39,026	37,590
Between		
one and two years	32,125	34,456
two and three years	29,283	32,372
three and four years	26,294	30,666
four and five years	24,165	30,231
more than five years	121	29,625
Total minimum payments	151,014	194,940

27. Amortisation period of goodwill on consolidation of AMS SA
According to the accounting policy of Group, the goodwill on consolidation of AMS SA is depreciated over a period of 20 years from 1 October 2002. The decision is supported by the following arguments:
- long term perspective of the investment in AMS SA,
- the most important asset of AMS SA are rights to lease locations of outdoor billboards which come from approximately 6,000 contract with various entities throughout Poland. The contracts are signed for different periods, with options to extend them. Large quantity of the agreements guarantees that the asset will exist in a long time period.

Consequently, the Group believes that it will benefit form the acquired assets of AMS SA for at least 20 years.

28. Amount of shares in Agora SA purchased by employees of the Group in accordance with the employees incentive scheme.

The shares were sold by Agora Holding Sp. z o.o. at PLN 1 per share.

	2004	2003
Number of employees participating (except Management Board), including:	298	3,782
employees of Agora SA	255	3,001
Number of Agora SA shares sold to individuals (except those bought by the Management Board), including	1,065,726	3,189,725
those bought by employees of Agora SA	924,297	2,681,300

Agora's shares owned by the Management Board members acquired in accordance with the employee incentive plans as well as following the change of the legal form of the Company. The shares were sold by Agora Holding Sp. z o.o. at PLN 1 per share.

	acquired in 2004	acquired in 2003	total shares owned at 31.12.2004	total shares owned at 31.12.2003
Wanda Rapaczynski	38,543	27,411	1,401,857	1,385,314
Piotr Niemczycki	37,981	27,011	1,748,373	1,882,691
Helena Łuczywo*	-	21,625	-	1,300,193
Zbigniew Bąk	85,486	59,466	155,850	140,728
Jarosław Szaliński	9,218	-	9,218	-

* Helena Łuczywo resigned from the post of Vice-President and the member of the Management Board on 13 August 2004 and up until that date she did not purchase Agora's shares in 2004.

The shares are subject to vesting period from 2 to 10 years.

29. Licences of radio stations
Agora SA holds an interest in 27 radio companies in Poland, which control 27 local stations and the superregional radio station TOK FM. Radio stations operates under licences granted by the National Broadcasting Council (KRRiT). The concessions are granted for periods from 3 to 7 years in exchange for the licence fees payable upfront by a particular station. The fees are set in the licence based on population in the area covered by a particular station.
During the period of the concession the radio stations are, among others, obliged to comply with regulations in the Broadcasting Act, broadcast radio programmes as specified in the application for the concession approved by the National Broadcasting Council as well as provide the National Broadcasting Council with yearly financial statements.

The certainty of the future cash flows from the radio business depends, among others, on the decisions of the National Broadcasting Council which may revoke the licence or refuse to renew it for non-compliance with the Broadcasting Act.

Capital group of AGORA SA SA-RS 2004 in PLN thousands

The breakdown of current year revenues of radio companies, consolidated using the full method, according to years when licences will expire (expired) is presented below:

Expiry date of radio licence	Number of radio companies concerned	Non group revenues for 2004
2005	2	2,934
2007	1	1,627
2008	4	2,984
2009	4	7,074
2010	3	7,044
2011	2	2,579
	16	24,242

The breakdown of Agora's share in revenues of radio companies, consolidated using the equity method, according to years when licences will expire is presented below

Expiry date of radio licence	Number of radio companies concerned	Group's share in revenues for 2004
2008	2	1,457
2009	1	21
2010	4	6,347
	7	7,825

30. In 2004 the Group implemented certain restructuring measures. These measures were aimed at increasing flexibility and improving operational effectiveness of the Group in the context of increased competition. Part of the process is the reduction in operating costs through change in managing the business such as centralization of certain operations (finance, payroll) and optimization of material costs. Restructuring costs include payments resulting from headcount reduction, as well as other costs related to the implementation of the planned restructuring measures in the Group. Of the amount mentioned above, the net cost of PLN 9,957 thousand was incurred to the balance sheet day and the remaining PLN 581 thousand constitutes a restructuring provision (the remaining provision of PLN 600 thousand relates to other restructuring activities carried out within the Group). Total restructuring cost amounted to PLN 10,538 thousand, including PLN 2,020 thousand of non-cash expense.

31. Deferred tax – temporary differences for which deferred tax assets and liabilities not been recognized
The Group has not recognized deferred tax asset on some deductible temporary differences and unused tax losses due to low probability of realization for tax purposes or uncertainty concerning availability of future taxable income (in case of some subsidiaries). The amount of temporary differences and tax losses as at 31 December 2004 was PLN 68,831 thousand and related mainly to impairment losses for receivables and unused tax losses of subsidiaries.

Additionally, due to long term nature of investments in subsidiaries and associates and the Group's ability to control realization of the value of the investment for tax purposes, the Group has not recognized temporary differences in respect of those investments.
The total value of taxable temporary differences for which deferred tax liabilities have not been recognized amounted to PLN 27,021 thousand.

Capital group of AGORA SA   SA-RS 2004   in PLN thousands

32. Acquisitions of radio companies

In the 2004 Agora SA increased its interests in radio companies. Assets and liabilities acquired are summarised in the table below:

	Radio Klakson Sp. z o.o.	Radio Wanda Sp. z o.o.	Tres Sp. z o.o.	Multimedia Sp. z o.o.	Total
The acquisition date	January 2004	January 2004	June 2004	July 2004	
The percentage of voting equity instruments acquired	51.0%	73.0%	48.5%	52.0%	
The percentage of voting equity instruments after the transaction	100.0%	100.0%	48.5%	76.0%	
Net result included in the consolidated income statement / Share of results in associates	(671)	516	(154)	(122)	
Intangible assets	241	66	134	-	
Property, plant and equipment	117	765	57	93	
Operating working capital, except cash and cash equivalents	(213)	(842)	(130)	(111)	
Cash and cash equivalents	254	265	4	-	
Interest-bearing loans and borrowings	(2,564)	(1,749)	-	(1,126)	
	(2,165)	(1,495)	65	(1,144)	
Net identifiable assets and liabilities	(1,104)	(1,091)	32	(595)	
Other adjustments	268	381	-	(90)	
Goodwill on acquisition	4,297	4,680	1,988	1,493	12,458
Total consideration	3,461	3,970	2,020	808	10,259
Purchase consideration settled in cash	3,461	3,970	2,020	808	10,259
Cash and cash equivalents in subsidiaries acquired	(254)	(265)	-	-	(519)
Cash outflow on acquisition	3,207	3,705	2,020	808	9,740
Less cash paid in the previous period					(6,739)
Other purchases					1,721
Acquisition of subsidiaries (net of cash acquired) and associates					4,722

33. The exchange rates used to translate assets and liabilities denominated in foreign currencies as at balance sheet date and as at comparative reporting dates are as follows:

	USD	EUR	SEK
2004	2,9904	4,0790	0,4521
2003	3,7405	4,7170	0,5192

CAPITAL GROUP OF AGORA SA Translation SA-RS 2004 in PLN thousand

Signatures of the Management Board Members:

12 April 2005, Wanda Rapaczynski, President *signed on the Polish original*

12 April 2005, Piotr Niemczycki, Deputy President *signed on the Polish original*

12 April 2005, Zbigniew Bąk, Deputy President *signed on the Polish original*

12 April 2005, Jarosław Szaliński, Member of the Management Board *signed on the Polish original*

and signature of the person responsible for keeping the accounting records

12 April 2005, Anna Kacprowicz, Chief Accountant *signed on the Polish original*

Translation

Management Board's report on the Group's performance.

AGORA GROUP
MANAGEMENT DISCUSSION AND ANALYSIS (MD&A)
OF THE COMPANY'S RESULTS FOR THE YEAR 2004
PRESENTED ACCORDING TO
POLISH ACCOUNTING STANDARDS

TABLE OF CONTENTS

AGORA GROUP
MANAGEMENT DISCUSSION AND ANALYSIS (MD&A) OF THE COMPANY'S RESULTS FOR THE YEAR 2004 PRESENTED ACCORDING TO POLISH ACCOUNTING STANDARDS

REVENUE PLN 1 BILLION, EBITDA PLN 205 MILLION, OPERATING CASHFLOW PLN 188 MILLION

Unless indicated otherwise, all data presented herein represent the period of January – December 2004, while comparisons refer to the twelve months of 2004 versus twelve months of 2003. All data sources are presented in part IV of this MD&A.

Unless explicitly stated otherwise, advertising market data referred to herein are based on Agora's estimates adjusted for average discount rate and are stated in current prices. Given the discount pressure and advertising time and space sell-offs, these figures may not be fully reliable and will be adjusted in the consecutive reporting periods. The estimates refer to advertising expenditures in four media (TV, print, radio and outdoor), which in case of print do not include classifieds, inserts and obituaries. The estimates are based on rate card data obtained from the following sources: AGB Polska monitoring, CR Media monitoring, Agora Monitoring, Media Watch monitoring (distribution, copying and reproduction possible only under the permission of Media Watch, tel.+48 71 341 47 11).

In this MD&A Agora has corrected the advertising figures for 2003 and the previous years. The data referred to herein are based on the corrected estimates of the Company.

I. IMPORTANT EVENTS AND FACTORS WHICH INFLUENCE THE FINANCIALS OF THE GROUP

- Revenue of the Group exceeded PLN 1 billion and grew by 17% compared to 2003. Advertising sales increased by over 10%.
- In 2004, advertising spending grew 12% and was better than expected. The Group estimates 10% growth of the advertising market in 2005.
- *Gazeta* maintained a solid market position: in 2004, *Gazeta's* copy sales increased by 4.5%, while its share in the newspaper advertising market stood at close to 43%.
- 2004 revenue from book sales was over PLN 58 million. The project was profitable.
- Magazines, AMS, radios and internet met their 2004 operating targets.
- In 2004 the Group's EBITDA reached PLN 205 million, while its operating cashflow stood at PLN 188 million.
- Net profit of the Group was over PLN 66 million.
- The Management Board announces the Company's dividend policy.

Wanda Rapaczynski, President of the Management Board said:

"We have reasons to be pleased. In 2004, for the first time in our history, Agora's revenues crossed the one billion PLN threshold, while our profits grew strongly. *Gazeta's* position remained unshakeable - it grew copy sales and advertising revenues, *Fakt's* entry notwithstanding. Our new ideas - books, *Avanti* - met with our readers' approval and added scale. I'd like to underscore that all these accomplishments were accompanied by a steady and material improvements in efficiency. In 2005 we expect the advertising market to continue expanding and we are well prepared to benefit from the growth."

II. EXTERNAL AND INTERNAL FACTORS IMPORTANT FOR THE DEVELOPMENT OF THE GROUP

1. EXTERNAL FACTORS

1.1. Advertising market

In 2004, advertising spending increased by 12% and exceeded Group's expectations. The fastest growing segments were electronic media: television (13%) and radio (19%). This was due to increased spending by media (tough competition in the newspaper market) and FMCG advertisers. A significant surge was also recorded in construction, automotive and financial categories. Advertising spending for outdoor grew by 15% and for print by 9%. The growth of newspaper advertising was 9%, above Group's expectations.

1.2. Print market - competition

According to the Circulation Audit Office (ZKDP), the total number of copies sold by all newspapers in 2004 decreased by 2.6% yoy; excluding *Fakt*, it fell by 7.3%. Average copy sales of *Fakt* reached 536 thousand, while that of *Gazeta Wyborcza* 436 thousand copies. In 2004 *Gazeta Wyborcza* sold 4.5% copies more than in 2003.

In the fourth quarter of 2004, paid circulation of all newspapers declined by 3.4% (excluding *Fakt*, a decline of 6.3%). During the period, *Gazeta* maintained copy sales on the level comparable to the peak at the end of 2003 (442 thousand). At the same time, average paid circulation of *Fakt* fell below the half million mark and was 489 thousand copies.

A year after the launch, *Fakt* had negative impact on circulation of *Super Express* (15.6% decline of copy sales), while local newspapers which lost 10.7% copies sold.

Readership trails circulation. In 2004 *Gazeta's* readership reached 19.2% (18.8% a year before), *Fakt* had 22.6% reach, while *Super Express* 11.4% (13.4% in 2003).

According to Agora's estimates *Fakt's* share in the total newspaper advertising market was still small and stood at around 4%, which translates into an estimate of PLN 34 million in advertising revenues.

The entry of Axel Springer's tabloid toughened competition among newspapers. The publishers competed with one another through more attractive readership offers, promotions, new supplements and decreased cover prices. Free newspapers also became more active. Since 15 November 2004 Agora's Warsaw *Metro* was rolled out to 10 Polish cities. Now, its average circulation reaches 269 thousand copies. A daily *Metropol* and bi-daily *Dzień Dobry* broadened their reach as well.

According to the Circulation Audit Office (ZKDP) in the period of January - December 2004, paid circulation of national monthlies declined by 10%. (100 titles available in ZKDP records). Almost all women's magazines lost readers. This decline is attributed to a gadget war among publishers, who are under pressure to attach expensive gifts for readers to copies of magazines, while increasing cover prices.

2. INTERNAL FACTORS

2.1. Restructuring

In 2004 the Group implemented the first phase of restructuring measures. These measures were aimed at increasing flexibility and improving operational effectiveness of the Group in the context of increased competition. Results of the restructuring are reflected in the financial and market performance of the Group in 2004. According to Agora's estimates restructuring translates into savings in the amount of PLN 42 million annually from 2005. Savings come mainly from lay-offs, as well as reductions of production cost and fixed cost and will be reinvested in promotion of *Gazeta*, new projects and improvements of management quality. Most of the restructuring cost was mainly incurred in the first quarter of 2004 and reached PLN 10.5 million in the entire 2004 (including write-offs for assets shed from the magazine portfolio).

2.2. Promotion cost

In 2004 *Gazeta's* position in the newspaper market was of the primary importance to the Group. Increased spending on promotion and marketing of *Gazeta Wyborcza* was reflected in the newspaper's improved copy sales performance and market effectiveness. In 2004, total cost of promotion amounted to PLN 64 million (excluding the book project), of which PLN 54 million was spent in cash, and the reminder on barter (non-cash) contracts.

2.3. Publishing projects – books and encyclopedia

In June 2004 *Gazeta Wyborcza* started a big readership campaign. Every Tuesday a new book from the canon of the 20th century literature is sold together with *Gazeta* for PLN 15 plus the price of the newspaper. In 2004 the revenue from the sales of the book reached PLN 58.5 mln, and the project was profitable. The sales of the collection ended on 1 March 2005.

Popularity amongst readers and good results of the collection encouraged the Group to start a new publishing project - *Gazeta Wyborcza* Encyclopedia. First copy of the 20-volume encyclopedia hit the newsstands on 12 January 2005. The volumes are available on Wednesdays at the price of PLN 37 plus the price of the newspaper. The circulation of encyclopedia will be between 50-70% of *Gazeta's* Wednesday circulation. According to the business plan, the project shall enhance *Gazeta's* copy sales and will generate a profit.

2.4. New businesses - reaching operating targets

All new businesses met their operating targets. Magazines (excluding *Avanti*) and local radio stations (without *TOK FM* and new radio station in Lodz) reached positive EBITDA, while AMS generated PLN 5.6 million EBITDA.

3. PROSPECTS

3.1. Advertising market and revenue

Optimistic economic forecasts and improved growth rates for company investments are good signals for the advertising market in 2005. The Group expects a strengthening of growth trends in the durables: construction, real-estate, automotive and in finance.

According to Agora's estimates, total advertising spending in 2005 will increase by 10%. The fastest increase will be noted by TV (11%), which will increase its market share. Spending on press advertising will grow by slightly over 8%, out of which the newspapers will record an increase of almost 9%, and magazines of 8%. Outdoor and radio advertising will grow over 7%.

Please note, the market signals concerning planned or implemented price adjustments through increases of net rates, or rate cards increases (press, radio and outdoor) or decrease of discounts coupled with rate card adjustments (TV).

The Management Board would like to underscore that despite growing advertising expenditure for dailies in 2005, *Gazeta's* advertising sales are likely to grow at somewhat lower pace than the market due to the increased competition among newspapers.

3.2. Cost

In consequence of broadening of scale of operations through new publishing projects: expansion of free-of-charge newspaper Metro to 10 cities in Poland, collection of books, encyclopedia and *Gazeta Wyborcza's* other marketing projects, the Group plans to maintain high level of promotional spending in 2005.

Based on the estimated growth of advertising spending in 2005, the Group expects an increase in the cost of production and materials by 1%. Currently, production and materials cost constitutes 12% of the total operating cost; 10% of all cost is denominated in euro.

3.3. Agora's policy for returning profits to shareholders

Agora SA remains first and foremost focused on growth and expects to use its capital for expansion opportunities - both acquisitions and organic growth projects - that will enhance long-term shareholder value. At the same time, as appropriate and as authorized by the AGM, it will return excess capital to the shareholders through a dual mechanism of (i) a dividend and (ii) share repurchases.

The Company will propose and, upon AGM's approval, pay a dividend of PLN 0.5 per share annually. This dividend amount represents ca 1% yield which will satisfy certain shareholders seeking a current return and allow the company to potentially broaden its shareholder base. The Company intends to propose such a dividend annually, subject to the discretion of the Management Board/Supervisory Board and subject to the earnings and prospects of the Company and market conditions.

If conditions warrant, the Company will also, from time to time, submit to the AGM a request for authorization of a share repurchase program as a means of returning excess capital to shareholders. The Company will review its situation on an annual basis, prior to the AGM, and resolve whether to submit such a request. If a request is submitted, it will include all relevant terms and conditions of the repurchase program. If the program is approved, the company will periodically report its results.

3.4. Corporate Governance - introduction of orderly disposal rules

To further enhance the company's transparency, members of Agora's Management Board concluded agreements with Millennium Dom Maklerski concerning orderly disposal of the company's shares they hold. The agreements lay down the rules of completion of orders at the broker's discretion placed by the Management Board members.

In the agreements, each member of the Management Board indicated a number of shares to be disposed in particular quarters of 2005, as well as the minimum sell price. The agreements concern an orderly disposal of 330 thousand shares of the company in the year 2005, which constitutes 10.5% of total number of shares held by Agora's Management Board members as of the date of the agreement.

The broker responsible for particular order will have discretion over its completion, including decisions concerning trade sessions and the price at which the sales will be executed.

According to Polish Law, each transaction carried out in accordance with the agreement has to be disclosed to the public as a current disclosure. Execution of the agreement has a continuous character and thus the number of transactions and public disclosures is high.

3.5. Regulatory environment

3.5.1. New International Financial Reporting Standards

Beginning 1 January 2005, all public companies in the EU are obliged to report in accordance with International Financial Reporting Standards (IFRS). Heretofore, the Agora Group has been preparing its financial statements in accordance with both IFRS and Polish accounting regulations for many years. Starting from the first quarter of 2005, financial statements of the Agora Group companies will be prepared in accordance with IFRS only.

As on 1 January 2005 significant amendments to IFRS concerning goodwill treatment and share-based payments came into force.

As of the date of introduction of the new standards, goodwill amortization will not be reflected in profit and loss account (annual non-cash expense for goodwill amortization amounts to PLN 13 million). At the same time, the Group will be obliged to conduct an annual impairment test.

With regards to IFRS 2 "Share-based payments", all shares acquired by employees prior to the end of 2004 do not affect the Group's P&L. The potential impact of future stock incentive plans is still under review.

III. FINANCIAL RESULTS

1. THE AGORA GROUP

The consolidated financial statements of the Agora Group for the year 2004 include Agora SA, Agora Poligrafia Sp. z o.o., the Art Marketing Syndicate S.A. Group (AMS Group), and 27 subsidiary and associated companies of the radio business. Detailed list of companies of the Agora Group is presented in financial statements for 2004. In 2004 the following transactions took place:

- three radio related companies (Wanda Sp. z o.o., Klakson Sp. z o.o. and Multimedia Plus Sp. z o.o.) are now fully consolidated with the financials of the Agora Group, while as of 31 December 2003 they were accounted for using the equity method,
- 49% shares in 8 radio related companies and 29%, 90% and 100% in three others controlled by Agora were contributed in kind to LRR Sp. z o.o. (a 100% subsidiary of Agora),
- Agora acquired a 48.51% stake in Tres Sp. z o.o., a broadcaster of local radio program *Radio Pabianice*,
- in the fourth quarter of 2004 two companies – Lokalne Radio w Opolu Sp. z o.o. and Radio Lokalne Zielona Góra Sp. z o.o. was demerged from Radio Klakson Sp. z o.o. Agora SA controls 100% shares in all three companies.

2. PROFIT AND LOSS ACCOUNT OF THE AGORA GROUP

Tab. 1

in PLN million	2004	2003	% change yoy
Sales	1,001.1	853.5	17.3%
Advertising	642.1	581.5	10.4%
Copy sales	237.9	226.4	5.1%
Other	121.1	45.6	165.6%
Operating cost net, incl.:	(918.8)	(849.0)	8.2%
Raw materials, energy and consumables	(205.7)	(166.3)	23.7%
D&A	(109.8)	(123.2)	(10.9%)
Staff cost	(227.7)	(228.3)	(0.3%)
Promotion and marketing	(99.5)	(75.5)	31.8%
Goodwill amortization	(14.4)	(14.1)	2.1%
Restructuring	(10.5)	(0.5)	-
Operating profit / (loss) - EBIT	82.3	4.5	1,728.9%
Finance cost, net, incl.:	(4.1)	(9.5)	(56.8%)
Revenue from short-term investment	7.2	3.6	100.0%
Interest on loans	(9.3)	(10.1)	(7.9%)
Allowance for losses on investment, net	(2.1)	(3.6)	(41.7%)
Share of results of associates	(1.4)	(1.7)	(17.6%)
Profit / (loss) before income tax	76.8	(6.7)	-
Income tax expense	(9.5)	9.6	-
Minority interest	(1.0)	(0.8)	25.0%
Net profit / (loss) for the period	66.3	2.1	3,057.1%

EBIT margin (EBIT/Sales)	8.2%	0.5%	7.7pp
EBITDA	204.9	139.1	47.3%
EBITDA margin (EITDA/Sales)	20.5%	16.3%	4.2pp

In the income statements above goodwill amortization decreases operating result of the Group and share of results of associates is presented above profit before income tax.

Major products and services, as well as operating revenue and cost of the Agora Group are presented in detail in part IV of this MD&A ("Operating review – major lines of business of the Agora Group").

9

The impact of the operating results of particular businesses on the Group's financials is presented in the table under point 2.1. below.

Restructuring costs include payments resulting from headcount reduction, as well as other costs related to the implementation of the planned restructuring measures in the Group. Of the amount mentioned above, the net cost of PLN 9.9 million was incurred to the balance sheet day and the remaining PLN 0.6 million constitutes a restructuring provision. Total restructuring cost amounted to PLN 10.5 million, including PLN 2 million of non-cash expense.

Advertising market recovery and restructuring measures positively affected profitability ratios. All ratios presented in point 5 below improved.

2.1. Results presented according to major lines of business of the Agora Group

Tab. 2

	Press and the Internet	Magazines (1)	Outdoor	Radio	Unallocated amounts	Eliminations	Total (consolidated) 12 months 2004
Total sales	763.3	91.9	113.4	49.7	22.4	(39.6)	1,001.1
% Share	76.2%	9.2%	11.3%	5.0%	2.2%	(4.0%)	100.0%
Total operating cost	(628.5)	(104.3)	(125.9)	(48.1)	(41.2)	29.2	(918.8)
EBIT	134.8	(12.4)	(12.5)	1.6	(18.8)	(10.4)	82.3
Finance cost, net							(4.1)
Share of results of associates							(1.4)
Income tax expense							(9.5)
Minority interest							(1.0)
Net profit (loss)							66.3
EBITDA	205.5	(6.5)	5.6	3.7	(6.0)	2.6	204.9
CAPEX	(16.4)	(0.1)	(12.0)	(0.9)	(0.4)	-	(29.8)

(1) including expenditure related to launch of new titles

The column "unallocated amounts" includes amounts which were not allocated to any of Agora's lines of business: Agora's radio division, cost of the Company's headquarters and operating cost of new business development division.

2.2. Sales and markets of the Group

99.9% of the total sales of the Group was related to sales in the domestic market. Sales on foreign markets are realized mainly through press (foreign subscription).
The Group does not depend on a particular client. The biggest client of the Group (in respect of the turnover) is Ruch SA – press distributor (company unrelated to Agora SA). In 2004, the transaction value with this company exceeded 10% of the total revenue and amounted to approximately 12.5%.

2.3. Suppliers of the Group

The Group does not depend on a particular supplier. Paper and printing services are important cost items of the Group. Paper used for printing is purchased from several suppliers. In 2004 the value of transactions with any of the clients did not exceed 10% of the total revenue.

2.4. Finance cost, net

Higher revenue from short-term investment results from an increase in cash and monetary assets in 2004.

Lower financial interest on loans results from lower indebtedness (bank loans and commercial papers) of the AMS Group.

3. BALANCE SHEET OF THE AGORA GROUP

Tab. 3

in PLN million	31/12/2004	31/12/2003	% change to 31/12/2003
Non-current assets	1,039.3	1,133.6	(8.3%)
share in balance sheet total	71.9%	82.3%	(10.4pp)
Current assets	407.0	243.3	67.3%
share in balance sheet total	28.1%	17.7%	10.4pp
TOTAL ASSETS	1,446.3	1,376.9	5.0%
Equity	1,124.7	1,065.2	5.6%
share in balance sheet total	77.8%	77.3%	0.5pp
Minority interest	1.5	1.3	15.4%
share in balance sheet total	0.1%	0.1%	-
Non-current liabilities and provisions	158.1	188.3	(16.0%)
share in balance sheet total	10.9%	13.7%	(2.8pp)
Current liabilities and provisions	162.0	122.1	32.7%
share in balance sheet total	11.2%	8.9%	2.3pp
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,446.3	1,376.9	5.0%

3.1. Non-current assets

Lower value of fixed assets versus 31 December 2003 results from the depreciation of tangible fixed assets and amortization of intangible assets.

3.2. Current assets

The change in balance of current assets versus 31 December 2003 was affected mainly by the increase in short-term financial assets (increase in cash and short-term securities) and increase in receivables (effect of growing sales).

3.3. Non-current liabilities and provisions

Lower non-current liabilities as compared to 31 December 2003, result mainly from reclassification of the PLN 34.9 million long-term liability (bank loan) to current liabilities as of 31 December 2004.

3.4. Current liabilities and provisions

Increase in current liabilities over 31 December 2003 results from reclassification of the loan installment mentioned under point 3.3. above and increase in accruals. As at 31 December 2004 the short-term bank loans amounted to PLN 34.9 million. At the same time short-term provisions decreased mainly due to reversal of guarantee provision in the amount of PLN 5.6 million.

4. CASH FLOW STATEMENT OF THE AGORA GROUP

Tab. 4

in PLN million	2004	2003	% change yoy
Net cash from operating activities	188.2	132.9	41.6%
Net cash from investment activities	(139.8)	(98.0)	42.7%
Net cash from financing activities	(9.8)	(35.1)	(72.1%)
Total movement of cash and cash equivalents	38.6	(0.2)	-
Cash and cash equivalents at the end of period	87.9	49.3	78.3%

As at 31 December 2004, the Agora Group had PLN 228.8 million in cash and in short-term monetary assets, of which PLN 87.9 million was in cash and PLN 140.9 million in short-term monetary assets.

Considering the cash position and the available loan facility (PLN 500 million less the drawing of PLN 139.5 million), the Agora Group does not anticipate any liquidity problems with regard to its further investment plans.

4.1. Operating activities

Net cash from operating activities significantly improved in 2004 in comparison to last year. The main factors behind it were: enhancement of profitability (please refer to profitability ratios) and operating efficiency.

4.2. Investment activities

Higher net outflow from investing activities in 2004 was caused mainly by increased purchases of short-term securities (investments of free cash). In 2004 total net spending on short-term securities (treasury bonds and certificates in investment funds) amounted to PLN 99.2 million. Remaining outflows from investment activities related to purchases of fixed assets (PLN 30.1 million) and loans granted to related companies (PLN 9.8 million).

4.3. Financing activities

In 2004 net cash from financing activities mainly included interests paid, whereas in 2003 the Group additionally repaid its loans (PLN 15.9 million) and repurchased its commercial papers (PLN 9.0 million).

5. SELECTED FINANCIAL RATIOS [2]

Tab. 5

	2004	2003	% change yoy
Profitability ratios			
Net profit margin	6.6%	0.2%	6.4pp
Gross profit margin	40.2%	34.2%	6.0pp
Return on equity	6.1%	0.2%	5.9pp
Efficiency ratios			
Inventory turnover	10 days	10 days	-
Debtors days	41 days	44 days	(6.8%)
Creditors days	32 days	43 days	(25.6%)
Liquidity ratio			
Current ratio	2.5	2.0	25.0%
Financing ratios			
Gearing ratio (1)	-	3.6%	-
Interest cover	9.0	0.5	1,700.0%
Free cash flow interest cover	17.3	9.2	88.0%

(1) as at 31 December 2004 the Group had net cash position.

Definitions of financial ratios *[2]* are presented at the end of part IV of this MD&A *("Operating review – major lines of business of the Agora Group").*

IV. OPERATING REVIEW - MAJOR LINES OF BUSINESS OF THE AGORA GROUP

IV.A. PRESS AND THE INTERNET

Tab. 6

in PLN million	2004	2003	% change yoy
Total sales	763.3	657.3	16.1%
Copy sales	186.8	179.6	4.0%
incl. *Gazeta Wyborcza*	186.8	179.4	4.1%
Advertising revenue	446.3	423.4	5.4%
incl. *Gazeta Wyborcza*	441.1	415.1	6.3%
Revenue from Internet activity	11.9	8.1	46.9%
Other revenue	118.3	46.2	156.1%
incl. sales of printing services	43.4	30.0	44.7%
Total operating cost	(628.5)	(597.0)	5.3%
Raw materials, energy and consumables	(194.7)	(154.1)	26.3%
incl. newsprint for press (purchased by Agora)	(94.3)	(100.5)	(6.2%)
Staff cost	(172.1)	(178.0)	(3.3%)
D&A	(70.7)	(83.5)	(15.3%)
Other operating cost net, incl.:	(191.0)	(181.4)	5.3%
promotion and marketing (1)	(72.9)	(64.0)	13.9%
outsourced printing services	(32.0)	(37.6)	(14.9%)
restructuring	(7.1)	-	-
EBIT	134.8	60.3	123.5%
EBIT margin	17.7%	9.2%	8.5pp
EBITDA	205.5	143.8	42.9%
EBITDA margin	26.9%	21.9%	5.0pp
Full-time employment at the end of the period (2)	2,714	3,054	(11.1%)

(1) the amounts do not include the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation on space which was not sold to external clients

(2) includes employees in the period of notice due to restructuring of the Company

1. *GAZETA WYBORCZA*

1.1. Revenue

1.1.1. Copy sales

In 2004, average copy sales of *Gazeta Wyborcza* amounted to 436 thousand copies and increased by 4.5% versus last year.

1.1.2. Advertising sales

In 2004, *Gazeta*'s advertising revenue grew by 6.3% (monitoring refers to display advertising, classifieds and inserts).

According to Agora's estimates (adjusted price-list data) in 2004, *Gazeta's* share in display advertising in national, Warsaw and local dailies amounted to 43%, about 1pp lower than last year.

Gazeta's share in the national display advertising stood at 50% and was down only 5pp, despite the entry of a new tabloid *Fakt*. The fall in *Gazeta's* share in the national newspaper advertising was stopped. Since the second quarter of 2004 *Gazeta's* share has been remaining on the same level.

Combined share of the Warsaw section of *Gazeta Wyborcza* and *Metro* in a very competitive Warsaw display advertising market remained at very high level from previous year. Free daily *Metro* grew advertising revenues by ca. 60%.

Revenues from display advertising in the local markets (outside Warsaw) increased by as much as 13% in 2004. Healthy sales growth translates into improved market share. According to Agora's estimates, *Gazeta's* share in local display advertising increased by over 2pp.

The share of ad pages in the total pagecount reached ca 42% (up nearly 6pp), while the average number of ad pages published daily in all local and national editions amounted to ca 264 (up by over 4%) *[3]*. Thanks to ongoing optimization of page space, the average daily number of editorial pages decreased by 9%.

1.1.3. Other revenues

Increase in other revenues was mainly attributed to a book project. Since June 2004, the books from the collection of international and Polish literature can be purchased together with *Gazeta Wyborcza* for PLN 15. Total revenues from the project amounted to PLN 58.5 million and the project was profitable. Due to popularity of the project, the series was enlarged to 40 editions. The project ended on 1 March 2005.

In 2004 the Group recorded a 44.7% increase in sale of printing services. This was caused both by growing sales to new and existing clients.

1.2. Cost of production of *Gazeta Wyborcza* (newsprint and printing services)

Tab. 7

Cost of production of *Gazeta Wyborcza* (newsprint and printing services) in PLN million	2004	2003	% change yoy
Fixed cost	67.8	73.6	(7.9%)
incl. D&A	38.4	40.5	(5.2%)
Variable cost	137.8	143.9	(4.2%)
incl. newsprint	110.8	118.7	(6.7%)
TOTAL fixed and variable cost	205.6	217.5	(5.5%)

In 2004, the production volume sold to external clients increased by 37% as compared to 2003.

1.2.1. Newsprint and printing services

The change of newsprint cost and cost of printing services in 2004 was mainly affected by the structure of production. Printing volume of *Gazeta Wyborcza* remained on the last year level, including a 16% decrease of printing volume in external printing plants. The main reasons for decreased production in external printing plants were changes in structure of printed titles and shift of *Duzy Format* (Large Format) production from external printing plant to Agora's in-house facility at the beginning of June 2004.

2. FREE PRESS

Until 15 November 2004, free daily *Metro* was distributed in Warsaw five times a week and its average daily circulation reached 133 thousand copies. On 15 November 2004 *Metro* was rolled out to 10 largest cities in Poland: Bydgoszcz, Katowice, Cracow, Lublin, Lodz, Poznan, Szczecin, Trojmiasto, Wroclaw and Warsaw with an average circulation of 269 thousand copies. Broadening of the newspaper's reach to 10 cities enhances Agora's offer in national and local advertising and strengthens its position in different advertising markets. A year since transferring *Metro* into a daily in Warsaw, the newspaper became one of the most widely read newspapers in Warsaw (during the week *Metro* is read by ca. 27% inhabitants of Warsaw). First December readership data – a month after a rollout - reflect *Metro's* potential to become one of the most frequently read newspaper in Poland (11% of weekly readership reach in 10 largest cities).

In 2004, *Metro* generated revenue of PLN 5.0 million, which was PLN 1.5 million more than in 2003. In 2004, *Metro's* production cost (newsprint and printing services) was PLN 4.1 million. *Metro's* share in the display advertising was ca 5% in 2004.

3. INTERNET *[4]*

The year 2004 was very successful for portal *Gazeta.pl*: the number of visitors and page views significantly improved. Revenue from Internet activity amounted to PLN 11.9 million – a 47% increase versus last year. Internet Division met its operating targets and recorded positive EBITDA in the second half of 2004.

The main source of revenue is advertising (over 75% of revenue). According to CR Media Consulting, *Gazeta.pl's* share in online advertising market amounted to 11%. Other sources of revenue are developed: display advertising, sale of content (*Gazeta Wyborcza's* archive), e-commerce commission. Since mid-year *Gazeta.pl* became a leading information provider of the newly established mobile platform *Swiat Idei* (Idea's World), run by PTK Centertel Sp. z o.o.

Gazeta.pl's strategy is the development of high quality news and content channels; popular and attractive to advertisers. The year 2004 brought significant changes. The group of news channels saw improvements – new *Wiadomosci* channel (*News* channel) is updated online, as expected by internet users, internet sites of *Tok FM* and *Metro* have been created. Business news channel has been enlarged and its page views grew by 100%. The offer of women services was greatly enlarged – thanks to synergies with Agora's magazines, *Avanti* and *Cztery Kąty* thematic channels have been created. Overall, thematic channels for women saw a 5 times higher page views than last year – up to 0.5 million of unique users monthly.

The number of unique users of *Forum* amounted to 1 million monthly, which is three times more than last year. *Forum* is a leader in Polish internet it its category. The group of community channels was enriched by an introduction of blogs – *Blox.pl*.

The number of unique users of *Gazeta.pl* increased by 68% in 2004 to 3.7 million in December 2004. The portal's reach by PBI (new standard in internet research) amounted to 27% in the fourth quarter of 2004.

IV.B. THE MAGAZINES

In March 2004 Agora launched *Avanti,* the first title in Poland of the increasingly popular category of the so-called *shopping magazines. Avanti* is a practical guide into the world of fashion and beauty, it gives advice and shows trends.
The debut of *Avanti* was successful despite strong competition and fall of copy sales in all segments of magazine market. Advertising revenue and copy sales exceeded expectations. Average copy sales of the first nine issues amounted to 157 thousand. In September the magazine *Avanti* was awarded a "Debut of the Year 2004" prize by *Media & Marketing Polska.* In Media Trendy contest *Avanti* received two awards – debut and magazine of the year.

In September 2004 Agora also introduced a new housekeeping type magazine *Nasz Poradnik.* Average copy sales of the first four issues amounted to 105 thousand.

In June 2004 Agora decided to close free monthly *City Magazine.* Prohibition of tobacco advertising, liberalizations of the law allowing beer commercials on t.v. and decrease in advertising spending of telecommunication companies significantly decreased advertising revenue of the magazine. Despite several restructuring attempts, the magazine became permanently unprofitable. One-time write-off of goodwill of *City Magazine* amounted to PLN 2 million.
In December 2004 Proszynski Media Sp. z o.o. purchased magazine *Wiedza i Zycie* from Agora. This was the transaction of sale of assets and rights to the title. Last issue prepared by Agora appeared in January.

Tab. 8

in PLN million	2004	2003	% change yoy
Total sales	91.9	78.4	17.2%
Copy sales	51.1	46.8	9.2%
Advertising revenue	40.5	31.5	28.6%
Other revenue	0.3	0.1	200.0%
Total operating cost	(104.3)	(89.9)	16.0%
Raw materials, energy and consumables	(0.9)	(0.6)	50.0%
Staff cost	(20.5)	(19.0)	7.9%
D&A	(5.9)	(6.7)	(11.9%)
Other operating cost net, incl.:	(77.0)	(63.6)	21.1%
promotion and marketing (1)	(29.8)	(23.5)	26.8%
outsourced printing services	(36.8)	(31.3)	17.6%
restructuring	(2.6)	-	-
EBIT	(12.4)	(11.5)	(7.8%)
EBIT margin	(13.5%)	(14.7%)	1.2pp
EBITDA	(6.5)	(4.8)	(35.4%)
EBITDA margin	(7.1%)	(6.1%)	(1.0pp)
Full-time employment at the end of the period	226	232	(2.6%)

(1) the amounts do not include the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation on space which was not sold to external clients

Magazine's EBITDA without new titles (*Avanti* and *Nasz Poradnik*) amounted to PLN 2.9 million in 2004.

1. REVENUE

1.1. Copy sales

Tab. 9

	2004	2003	% change yoy
Average copy sales (in thousand of copies)	1,054.1	1,010.4	4.3%

Increase of copy sales is mainly caused by new titles *Avanti* and *Nasz Poradnik.*

Copy sales of December issue of monthly *Dziecko* amounted to record 88.4 thousand copies (Agora's estimates). This is the highest circulation of *Dziecko* since 1996. The issue was accompanied with a choice of two Christmas fairy tales.

1.2. Advertising sales

Increase in advertising revenue was mainly attributed to the new title, *Avanti* (ca. 14.6%). The remaining increase (ca 14.0%) stems from content and layout changes, as well as restructuring of the sales team.

In 2004, the magazines occupied 5.4% share in the magazine advertising market, this is a 1.0pp increase versus the previous year.

The national magazine market grew by 10.1% in the said period.

2. COST

2.1. Cost of production of the Magazines (newsprint and printing services)

Printing services in external printing plants include the cost of newsprint and printing services. The printing cost was affected mainly by the introduction of *Avanti* and *Nasz Poradnik* (increase by PLN 6.1 million) and City Magazine discontinuance (decrease by PLN 0.6 million).

2.2. Other cost

Higher cost of payroll resulted from the introduction of new titles.
Higher promotion and marketing costs in 2004 resulted mainly from *Avanti's* promotion.

IV.C. OUTDOOR (AMS GROUP)

The AMS's estimated share in outdoor market stood at 29.2% *[5]*.

Tab. 10

in PLN million	2004	2003	% change yoy
Total sales (1)	113.4	102.6	10.5%
Advertising revenue	112.6	96.4	16.8%
Advertising revenue, one off	-	4,9	-
Other revenue	0.8	1.3	(38.5%)
Total operating cost	(125.9)	(116.2)	8.3%
Raw materials, energy and consumables	(9.7)	(8.2)	18.3%
Staff cost	(15.9)	(14.6)	8.9%
D&A	(19.8)	(20.3)	(2.5%)
Other operating cost net, incl.:	(80.5)	(73.1)	10.1%
rental fees for outdoor panels	(43.8)	(46.7)	(6.2%)
execution of campaigns	(32.3)	(27.1)	19.2%
EBIT	(12.5)	(13.6)	8.1%
EBIT margin	(11.0%)	(13.3%)	2.3pp
EBITDA	5.6	4.0	40.0%
EBITDA margin	4.9%	3.9%	1.0pp
Full-time employment at the end of the period	297	299	(0.7%)
Number of advertising faces (2)	23,824	22,849	4.3%

(1) the amounts do not include the revenue and direct and variable costs of cross-promotion of Agora's other media on AMS panels if such promotion was executed without prior reservation on space which was not sold to external clients.

(2) excluding advertising panels of Akcent Media Sp. z o.o. installed on petrol stations and small panels at bus shelters

1. REVENUE

In 2004, advertising revenue of AMS, excluding the one-off revenue of PLN 4.9 million in 2003 from making AMS's panels available to the former majority shareholder, increased by 16.8%. AMS's advertising revenue to external clients grew by 28.1% in 2004. The new sales policy, new sales offer of AMS and increased demand for outdoor advertising were the main factors behind this high growth.

2. OPERATING COST

Higher operating cost in 2004 results mainly from higher cost of execution of advertising campaigns (including printing services) which increased by PLN 5.2 million due to significant sales growth. Additionally, impairment losses for receivables increased by PLN 2.8 million in 2004.

3. IMPORTANT EVENTS

In February 2004, AMS S.A. and Clear Channel Polska Sp. z o.o., another significant player in the outdoor market, created Polskie Badania Outdooru Sp. z o.o. (PBO). The company continues research carried out by Polskie Badania Reklamy Zewnetrznej Sp. z o.o. (PBRZ), which was liquidated. AMS subscribed for 51% of shares in PBO. In February 2005 the owner of Institute SMG/KRC Millward Brown Company, Cavendish subscribed for 20% shares in PBO. Following the transaction the AMS's share in PBO decreased to 41%.
Since April 2004 PBO's research became available through the Internet *Authorisation Platform*. Hence, AMS started to use the results of research conducted in the last three years. This event positions outdoor as a well-ordered, transparent, measurable and client-friendly medium, similar to television, press and radio.
In May 2004 a new model of planning advertising campaigns was launched. The new IT system, for the first time in Poland, integrates all available and independent sources of data: Acxion (Claritas), PBO, SMG/KRC, IGRZ, GUS. This model enables to shift focus of campaign planning from a single panel to a given target group. Consequently,

the optimal usage of all kinds of AMS panels in advertising campaign is possible. Introduction of this system makes AMS the leader in advanced planning of advertising campaigns.
Since the beginning of 2004 AMS worked on the new product - ads on public transport vehicles. This project is an important element of the company's growth strategy. The product was made available to the clients in Warsaw in the fourth quarter of 2004. The demand for the new product was better than expected. Since January 2005 this product is also available in other 7 large cities.

IV.D. RADIO

Agora's radio group consists of: superregional news radio *TOK FM* broadcasting in 8 largest cities and 27 local radio stations. Some 16 *Oldies* format stations play a key role in the local radio group.

1. LOCAL RADIO STATIONS

In January 2004 *Blue FM* operated by Wibor Sp. z o.o. started broadcasting in Cracow. *Blue FM* has a HOT AC format. In May 2004 the new radio *Zlote Przeboje* that operates in the region of Pabianice and Lodz started broadcasting. The station belongs to Tres Sp. z o.o., is formatted to play *Golden Oldies*.

In April the increase in share capital of Lokalne Rozglosnie Radiowe Sp. z o.o. (LRR) was registered. This is another step in restructuring of the radio group.

The data presented below is the sum of financials of local radio stations operated by the 26 radio companies in which Agora owns shares (except for the financials of the group of stations based in Poznan, which has been consolidated pro forma due to its operating model). The data below excludes the financials of the Head Office of the Radio Division which constitutes part of the organization structure of Agora SA and supervises operational activities of radio stations, as well as carries out national sales (the financials of the Head Office of Radio Division are presented separately in point 2).

Tab. 11

in PLN million	2004	2003	% change yoy
Total sales	49.7	40.9	21.5%
Advertising revenue	45.6	38.3	19.1%
Other revenue	4.1	2.6	57.7%
Total operating cost	(48.1)	(50.5)	(4.8%)
Raw materials, energy and consumables	(1.1)	(1.2)	(8.3%)
Staff cost	(20.0)	(22.6)	(11.5%)
D&A	(2.1)	(2.4)	(12.5%)
Other operating cost net, incl.:	(24.9)	(24.3)	2.5%
promotion and marketing (1)	(6.6)	(4.8)	37.5%
restructuring	(0.1)	-	-
EBIT	1.6	(9.6)	-
EBIT margin	3.2%	(23.5%)	26.7pp
EBITDA	3.7	(7.2)	-
EBITDA margin	7.4%	(17.6%)	25.0pp
Full-time employment at the end of the period (2)	393	366	7.4%

(1) the amounts do not include the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation on space which was not sold to external clients
(2) including employment of Agora's radio division

1.1. Revenue

Local stations from Agora Group sell ads to local clients and, through national sales department in Radio Division in Agora, to national clients. Additionally national sales department is a broker for non-Agora's radio stations.

Market share of Agora's local radio stations group

Tab. 12

Cumulative:	Share in the advertising market	Share in the advertising market of local radio stations	Share in the audience market [6]	*Zlote Przeboje*'s share in the audience market (1)
2004	10.6%	31.2%	11.2%	10.9%
2003	10.5%	32.0%	13.2%	10.9%

(1) without radio station in Lodz (Tres Sp. z o.o.), which was purchased in July 2004 (15 radio stations).

In 2004 Agora's local radio stations group maintained its position of the third largest radio player -behind *RMF FM* and *Radio Zet* - in the radio advertising market in Poland and in the audience market (in the cities of Agora's operations, 20-50 years of age, January –December 2004) *[6]*.

Higher advertising revenue in 2004 was driven by 23.1% growth of local radio segment. National market saw a growth of 16.9%, while total radio advertising increased by ca. 18.7%.

2004 was crucial for *Oldies* format as the stations received a common brand *Zlote Przeboje*. The rebranding without format modification proved successful: despite brand change *Oldies* stations maintained its 10.9% market share in the market (in the cities of Agora's operations, 30-50 years of age, January – December 2004).

1.2. Operating cost

In 2004, *Zlote Przeboje* was strongly promoted which translated into increase of promotion and marketing costs by ca PLN 1.8 million comparing to same period of 2003.

Decrease of operating costs in 2004 is caused by restructuring measures implemented in 2003 and continued in 2004. One of the outcomes is the reallocation of some costs to Radio Division in Agora.

2. RESULTS OF THE RADIO DIVISION IN THE STRUCTURE OF AGORA SA

The radio division oversees the operations of the radio group and supervises national sales.

In 2004, EBITDA was a negative of PLN 4.2 million (deterioration of PLN 2.1 million comparing to 2003).

3. SUPERREGIONAL RADIO *TOK FM*

In 2004, the revenue of the superregional radio station *TOK FM* reached PLN 1.9 million, EBITDA was a negative of PLN 3.8 million and net loss amounted to PLN 3.3 million.

As a result of the changes introduced in October 2003, in 2004 *TOK FM* achieved 2% audience share in the Warsaw market (compared to 1.7% in 2003, Warsaw and in the age group of 15-75).

NOTES

[1] The data on the number of copies sold of daily newspapers is based on the National Circulation Audit Office (ZKDP).The term "copy sales" used in this MD&A is consistent with the sales declarations of publishers to the National Circulation Audit Office.

Data on dailies' readership are based on PBC General(except for PBC Daily used for Metro data), research carried out by MillwardBrown SMG/KRC on a random. nationwide sample of Poles over 15 years of age. Weekly readership index was used - percentage of respondents reading at least one edition of the title within 7 days of the survey. Size of the samples: nationwide PBC General in 2003 = 36,145, 2004 = 36,193; PBC Daily: sample in 10 cities where Metro is distributed December2004 n = 1,096, 2004 Warsaw n = 4,083.

[2] Definition of ratios:

$$\text{Net profit margin} = \frac{\text{Net profit (loss)}}{\text{Sales of finished products. merchandise and materials}}$$

$$\text{Gross profit margin} = \frac{\text{Profit (loss) on sales}}{\text{Sales of finished products, merchandise and materials}}$$

$$\text{Return on equity} = \frac{\text{Net profit (loss)}}{\text{(Equity at the beginning of the period +Equity at the end of the period) / 2}}$$

$$\text{Debtors days} = \frac{\text{(Trade receivables at the beginning of the period + Trade receivables at the end of the period / 2}}{\text{Sales of finished products. merchandise and materials / no. of days}}$$

$$\text{Creditors days} = \frac{\text{(Trade creditors at the beginning of the period + Trade creditors at the end of the period) / 2}}{\text{Cost of sales / no. of days}}$$

$$\text{Inventory turnover} = \frac{\text{(Inventories at the beginning of the period + Inventories at the end of the period) / 2}}{\text{Cost f sales / no. of days}}$$

$$\text{Current ratio} = \frac{\text{Current Assets}}{\text{Current liabilities}}$$

$$\text{Gearing ratio} = \frac{\text{Current and non-current liabilities from loans – cash and cash equivalents – highly liquid short-term monetary assets}}{\text{Total liabilities}}$$

$$\text{Interest cover} = \frac{\text{Operating profit / (loss)}}{\text{Interest charge}}$$

$$\text{Free cash flow interest cover} = \frac{\text{Free cash flow}}{\text{Interest charge}}$$

[3] Data based on modified methodology of share of ad pages calculation, complying with regulations in VAT act.

[4] Data on the number of unique users: own calculation on the basis of GemiusTraffi, Gemius S.A. Portal reach estimated on the basis of MegaPanel PBI/Gemius, Polskie Badania Internetu Sp. z o.o. and Gemius S.A.. data. Share in online advertising market based on Ad Media Report 2005, CR Media Consulting.

[5] The data refer to campaigns carried out in 12 largest agglomerations.(source: MEDIA WATCH monitoring 2003-2004. distribution. copying and reproduction possible only under the permission of Media Watch. tel. +48 71 341 47 11). Data do not include advertising campaigns realized outside of the 12 largest agglomerations, where AMS is the leader.

[6] Audience market data referred herein are based on Radio Track surveys, carried out by SMG/KRC A MILLWARD BROWN COMPANY (all places, all days and all quarters of an hour of listening) for local radio stations: in the cities of broadcasting and in the age group of 20-50, from January to December; for TOK FM: in Warsaw from January to December; for Zlote Przeboje: in the cities of broadcasting and in the age group of 30-50 from January to December.

V. MANAGEMENT BOARD'S REPRESENTATIONS

1. Representation concerning accounting policies

Management Board of Agora confirms that, to the best knowledge, consolidated financial statements together with comparative figures, have been prepared according to all applicable accounting standards and give a true and fair view of the state of affairs of the Group at the end of the financial year and of the profit or loss of the Group for the year.
Management Discussion and Analysis shows true view of the state of affairs of the Group, including evaluation of risks and uncertainties.

2. Representation concerning election of the Company's auditor

Management Board of Agora confirms that the Company's auditor have been elected according to applicable rules and that the company auditing Agora's accounts and chartered accountants engaged in the audit of Agora met objectives to express objective and independent opinion.

VI. ADDITIONAL INFORMATION

VI.A. INFORMATION CONCERNING SIGNIFICANT CONTRACTS

In 2004 Agora SA did not enter into contracts that would be classified as significant according to the stipulations of the Cabinet Decree on disclosure obligations of public companies. On 13 December 2004, however, the Company entered into annex to the long-term consortium loan agreement dated 5 April 2002 concluded with the Bank Polska Kasa Opieki S.A. Subject to the Annex, a pledge by registration established on future rights of the trade mark *Wiedza i Życie* was annulled. The Annex also cancelled all other securities established on the title *Wiedza i Życie* for the purpose of securing the consumed amount of the loan.

1.1 Information concerning insurance and agreements of mutual aid and cooperation

Significant insurance contracts concluded by companies of the Agora Group in 2004 are listed below:

Agora SA.: ***Tab. 13***

Scope	Insurance agent	Subject of insurance
all risks including risk of theft with burglary and robbery	STU Ergo Hestia SA - 70% (leading) TU Allianz Polska SA - 30% (co-agent)	buildings, real estate, adaptation costs, machinery, forklifts, equipment, KBA printing machines, production materials and newsprint, promotion materials in stock, cash on hand and on delivery Warsaw plus all territorial branches (including plants)
all risks of material loss (section I)	STU Ergo Hestia SA - 70% (leading) TU Allianz Polska SA - 30% (co-agent)	electronic stationary equipment (owned and entrusted), electronic remote equipment Warsaw plus all territorial branches
damage of machines and equipment	STU Ergo Hestia SA - 70% (leading) TU Allianz Polska SA - 30% (co-agent)	KBA printing machines in all plants
civil liability	STU Ergo Hestia SA	civil liability for injuries to the person or material damage – resulting from business activity or owned estate; civil liability of tenant; civil liability of special events organizer, civil liability of employer
Business Travel	TUiR WARTA SA	business travel abroad, settled correspondents
Accident insurance	PZU SA	business travel abroad

Agora Poligrafia Sp. z o.o.:

Scope	Insurance agent	Subject of insurance
all risks including risk of theft with burglary and robbery	STU Ergo Hestia SA - 70% (leading) TU Allianz Polska SA - 30% (co-agent)	buildings and equipment Tychy
all risks of material loss (section I)	STU Ergo Hestia SA - 70% (leading) TU Allianz Polska SA - 30% (co-agent)	electronic stationary and remote equipment Tychy
civil liability	STU Ergo Hestia SA	civil liability for injuries to the person or material damages – resulting from business activity or owned estate, civil liability of the tenant, civil liability of special events organizer, civil liability of employer

AMS SA.:

Scope	Insurance agent	Subject of insurance
material loss – section I	STU Ergo Hestia SA	stationary and remote electronic equipment
fire and other casualties; excluding painting, smearing and vandalism on insured property	STU Ergo Hestia SA	office equipment, capital expenditure, current assets, cash, bus shelters, citylights in leased bus shelters, citylights in large formats, billboards
theft with burglary and robbery	STU Ergo Hestia SA	office equipment, current assets (including entrusted property), cash
civil liability	STU Ergo Hestia SA	civil liability resulting from business activity or property usufruct, excluding civil liability for product

Adpol Sp. z o.o.:

Scope	Insurance agent	Subject of insurance
theft with burglary and robbery	STU Ergo Hestia SA	office equipment, current assets (including entrusted property), cash
civil liability	STU Ergo Hestia SA	civil liability resulting from business activity or property usufruct, excluding civil liability for product
material loss – section I	STU Ergo Hestia SA	stationary and remote electronic equipment
fire and other casualties; excluding painting, smearing and vandalism on insured property	STU Ergo Hestia SA	office equipment, capital expenditures, current assets, cash, bus shelters

Media System Sp. z o.o.:

Scope	Insurance agent	Subject of insurance
fire and other casualties; excluding painting, smearing and vandalism on insured property	STU Ergo Hestia SA	large format panels
civil liability	STU Ergo Hestia SA	civil liability resulting from business activity or property usufruct, excluding civil liability for product
material loss – section I	STU Ergo Hestia SA	stationary electronic equipment

Akcent Media Sp. z o.o.:

civil liability for business activity including civil liability of tenant and subcontractor; clause of representative	TU Allianz Polska SA	civil liability towards third parties and their property
property	TU Allianz Polska SA	movable objects (appliances and equipment) – theft with burglary, stationary and remote electronic equipment - fire, explosion, lightning, calamities, etc.

In 2004 Agora SA did not enter into any material mutual aid or cooperation agreements.

VI.B. CHANGES OF CAPITAL AFFILIATIONS OF THE ISSUER WITH OTHER ENTITIES

- On 19 January 2004 Agora purchased shares in Radio Klakson Sp. z o.o. with its seat in Wroclaw – the broadcaster of a local radio program named *Radio Blue 106.1 FM* (Wroclaw), *Radio Blue 106.6 FM* (Opole) and *Radio Blue 101.7 FM* (Zielona Gora). After the transaction Agora's stake in the share capital of Radio Klakson Sp. z o.o. increased from 49% to 100%, which entitles the Company to exercise 100% of votes at the shareholders meeting.
- On 30 January 2004 Agora SA acquired shares in Radio Wanda Sp. z o.o. with its seat in Cracow – the broadcaster of a local radio program named *Zlote Przeboje Wanda 92.5 FM*. After the transaction Agora's stake in the share capital of Radio Wanda Sp. z o.o. increased from 27% to 100%. Agora is entitled to exercise 100% of votes at the shareholders meeting.
- On 23 February 2004 Agora's subsidiary- Art Marketing Syndicate SA. with its seat in Poznan (AMS) and the company Clear Channel Poland Sp.z o.o. with its seat in Warsaw (CCP) founded a limited liability company under the business name Polskie Badania Outdooru (PBO). AMS SA. held 51% of PBO share capital entitling it to exercise 51% of total number of votes at the shareholders meeting. The PBO's activities are research of outdoor advertising panels, authorizing the results of research in advertising campaigns and setting the standards of outdoor advertising research in Poland.
- On 28 April 2004 the increase of the initial capital of Lokalne Rozgłosnie Radiowe Sp. z o.o. (the subsidiary company of Agora SA) was registered. The increase was performed by the contribution in kind of shares of the subsidiary companies of Agora SA.
- On 24 June 2004 Agora purchased shares in Tres Sp. z o.o. with its seat in Sieradz - the broadcaster of a local radio program named *Radio Pabianice*. The acquired shares constitute a 48.51% stake in the share capital of Tres Sp. z o.o. and entitle the Company to exercise 48.51% of votes at the shareholders meetings.
- In July 2004 the Company acquired shares constituting 52% of share capital in the company Multimedia Plus Sp. z o.o. with its seat in Srem - the broadcaster of a local radio program named *Rock Radio Wielkopolska*. After the transaction Agora SA stake in the company's capital increased to 76% which entitles Agora to exercise 76% of votes at the General Meeting of Shareholders.

- On 4 December 2004 the Extraordinary General Meting of Shareholders of Agora's subsidiary – Radio Klakson Sp. z o.o. with its seat in Wroclaw – adopted a resolution on division of the company. As a result of the division, three companies were established: Radio Klakson Sp. z o.o. with its seat in Wroclaw, Radio Lokalne Zielona Góra Sp. z o.o. with its seat in Zielona Gora and Lokalne Radio w Opolu Sp. z o.o. with its seat in Opole. Agora SA holds 100% of shares in each of the three companies.
- On 10 December 2004 Agora's subsidiary - Art Marketing Syndicate S.A. with its seat in Poznan – sold the whole stake held in the company IDM Serwis Sp. z o.o.

VI.C. OTHER SUPPLEMENTARY INFORMATION

1. The shares in Agora SA and its affiliates owned by members of the Management Board

1.1. Shares in Agora SA

Tab. 14

	as of 31 December 2004	Nominal value (PLN)
Wanda Rapaczynski	1,401,857	1,401,857.00
Piotr Niemczycki	1,748,373	1,748,373.00
Zbigniew Bak	155,850	155,850.00
Jaroslaw Szalinski	9,218	9,218.00

1.2. Shares in the affiliated company Agora-Holding Sp. z o.o.

Tab. 15

	as of 31 December 2004	Nominal value (PLN)
Wanda Rapaczynski	1	10,427.84
Piotr Niemczycki	1	10,427.84
Zbigniew Bak	1	10,427.84

The stake held by each of the Management Board members constitutes 16.67% of the share capital and entitles them to exercise 16.67% of voting rights at the general meeting of Agora-Holding Sp. z o.o.

2. The shares in Agora SA and its affiliates owned by members of the Supervisory Board

2.1. Agora SA

Tab. 16

	as of 31 December 2004	Nominal value (PLN)
Anna Fornalczyk	0	0
Tomasz Sielicki	33	33
Stanislaw Soltysinski*(1)*	-	-
Louis Zachary	0	0
Sanford Schwartz	0	0

(1) Stanislaw Soltysinski invests in a „blind trust"fund

2.2. Shares in affiliated companies

According to the Company's best knowledge none of the Supervisory Board members held shares in Agora's affiliated companies.

3. The shares of Agora SA owned by Agora SA, group companies or parties acting on their behalf

The shares of Agora SA are not owned by Agora itself, group companies or parties acting on their behalf.

4. Changes to the basic rules of managing the issuer's company and its capital group. Description of changes in the organization of Agora's capital group

During 2004 no changes were introduced to the basic rules of managing the issuer's company and its capital group. Except for changes of the issuer's capital affiliations with other entities discussed in the MD&A, no other changes were introduced in the organization of Agora's capital group.

5. Changes in the composition of the Management and Supervisory Board

On 24 June 2004 the General Meeting of Shareholders appointed the following persons:

- Jaroslaw Szalinski as Management Board member (filed in the register on 15 July 2004),
- Anna Fornalczyk and Sanford Schwartz as Supervisory Board members.

Also, on 13 August 2004 Helena Luczywo handed in her resignation from the function of Deputy President of the Management Board and the post of member of the Management Board of Agora SA.

6. Remuneration and other benefits paid to the Management and Supervisory Board

Remuneration and other benefits paid to the Management and Supervisory Board members are disclosed in additional explanatory note 10 to the financial statements.

7. Shareholders entitled to exercise over 5% of total voting rights at the General Meeting of Shareholders. either directly or through affiliates

To the best of the Company's knowledge as of the day of publication of the report for 2004 the following shareholders are entitled to exercise over 5% of voting rights at the General Meeting of Shareholders in the Company:

Tab. 17

	no. of shares	% of share capital	no. of votes	% of voting rights
Agora-Holding Sp. z o.o.	10,458,636	18.43%	27,585,036	36.40%
Cox Poland Investment. Inc.	5,668,450	9.99%	7,568,663	9.99%

To the knowledge of Agora's Management Board here are no agreements which could result in future changes in the stakes held by its present shareholders, except for agreements in share distribution between Agora SA and Agora-Holding Sp. z o.o. concerning execution of participation plans in connection with the incentive plans carried out by Agora about which the Management Board informed on 18 December 2000 and two annexes to one of the above-mentioned agreements, whose main stipulations were announced in current reports of 14 April 2003 and 9 July 2003.

8. Information about financial instruments

Information about financial statements in respect of:

a) risk: price risk, credit risk, material disruptions to cash flow and risk of liquidity problems and
b) goals and methods of financial risk management

is disclosed in additional explanatory note 1 to the financial statements.

VII. EVENTS AFTER THE BALANCE SHEET DAY

Important post balance sheet events are described in the additional explanatory note 13 to the financial statements.

VIII. ADDITIONAL INFORMATION TO THE REPORT

- As of 31 December 2004, the Group has not entered into litigation or has been litigated for claims or liabilities that in total exceed 10% of the Group's equity.
- As of 31 December 2004 the Group has not granted guarantees for loans that in total exceed 10% of the Group's equity.
- Detailed data regarding loans taken is included in additional note 22 and 23 to the financial statements.
- Detailed data regarding loans granted is included in additional explanatory note 25 to the financial statements.
- Transactions with related parties are described in additional explanatory note 7.1 and 7.2 to the financial statements.
- Comparable data was adjusted in accordance with the description in additional explanatory note 16 to the financial statements.
- Off-balance sheet items presented as per their subject, object and value are described in additional explanatory note 2 to the financial statements.
- Agora SA has 19 branches in following cities: Bialystok, Bydgoszcz, Czestochowa, Gdansk, Lodz, Olsztyn, Opole, Plock, Poznan, Radom, Pila, Rzeszow, Katowice, Kielce, Krakow, Lublin, Szczecin, Wroclaw, Zielona Gora. Agora does not have branches which prepare their own financial statements.
- The structure of main capital investments:

In 2004 capital investments made within the Group of the issuer (shares, contributions to capital, loans) increased by PLN 20.2 million and decreased by PLN 11.2 million, as shown in the table below:

Tab. 18

in PLN million	increase	decrease
stock and shares	3.9	0.0
contributions to capital	2.5	0.0
loans	12.3	11.0
securities	1.5	0.2
Total	20.2	11.2

In 2004 net capital investments outside the Group of the issuer amounted to PLN 95.8 million (buy-sell back treasury bills and certificates in investment funds).

Warsaw, 12 April 2005

Wanda Rapaczynski – President of the Management Board *signed on Polish original*

Piotr Niemczycki – Deputy President of the Management Board *signed on Polish original*

Zbigniew Bak – Deputy President of the Management Board *signed on Polish original*

Jaroslaw Szalinski – Member of the Management Board *signed on Polish original*

Appointment of the Supervisory Board member

19-11-2003

The Management Board of Agora SA with its seat in Warsaw hereby informs on the appointment on November 18, 2003 of a Supervisory Board member of Agora - Mr. Sanford Schwartz.

Subject to the expiration of mandate of Mr. Brian Cooper due to his resignation of which the Company informed in the current report dated November 6, 2003, acting on the basis of the stipulations of §21 section 5 of Agora's Statutes the Supervisory Board adopted a resolution on the appointment of a new member of the Board. Mr. Sanford Schwartz will hold the function of the Board's member until a new member of the Supervisory Board is appointed by the Company's General Meeting of Shareholders no longer, however, than until the termination of office of his predecessor.

Mr. Sanford Schwartz (aged 50) is an experienced manager who is currently holding the position of Vice President & General Manager of the Atlanta Journal-Constitution. Effective January 1, 2004 he will become Executive Vice President of Cox Newspapers, Inc.

Since the beginnings of his professional career Mr. Sanford Schwartz has been involved in the newspaper and publishing market. He started his work in the Columbus Citizen Journal in 1974. In 1985 he started his career in the Cox Enterprises, Inc. in Tribune Newspapers, where - after ten years - he was named President and Publisher in January 1995. In years 1996 - 2001 Mr. Sanford Schwartz was Executive Vice President and General Manager of the Austin American Statesman as well as President and Publisher of Cox Arizona Publications, Inc.

Mr. Schwartz's activities are not competitive to Agora. Mr. Sanford Schwarz does not participate in a partnership or a company that is competitive to Agora either as a partner or Director.

Mr. Sanford Schwartz is not registered in a registry of the insolvent debtors, kept on the basis of the National Court Registry Law.

Depositary Bank decreases holding in Company

19-11-2003

The Management Board of Agora SA with its seat in Warsaw ("Agora" or " the Company") hereby informs that Deutsche Bank Company Americas ("the Depositary") currently holds a stake of Agora's shares which entitles the Depositary to 4.92% voting rights at the General Meeting of Shareholders.

According to the contents of the notification handed to the Company by the Depositary on November 18, 2003 subject to Article 147 item 1 p. 2 of the Act on Public Trading of Securities of August 21, 1997, The Depositary holds 3,727,976 ordinary bearer shares of Agora SA and 3,727,976 votes at the Company's General Meeting of Shareholders. Shares owned by the Depositary constitute 6.57% of the Company's share capital.

The obligation to notify under Article 147 of the Act on Public Trading of Securities occurred as a result of cumulative movements since the last notification on August 23, 2002.

Increasing stake in Wibor Sp. z o.o.

10-12-2003

The Management Board of Agora SA with its seat in Warsaw (the "Company") hereby informs of acquiring of 51.01% of the share capital in the company under the business name "Wibor" Sp. z o.o. with its seat in Nowy Sącz (Wibor), the broadcaster of a local radio programs "Radio Echo Kraków" i "Radio Echo Nowy Sącz". As a result of the acquisition of the above-mentioned stake, Agora SA holds 100.00% in Wibor share capital, which entitles the Company to 100.00% of voting rights at the General Meeting of Shareholders.

Additional information:

1) The investment was financed from the Company's equity.

2) The investment in Wibor is of a long-term nature.

3) Agora SA acquired 11,223 (eleven thousand two hundred twenty three) shares of Wibor of a total nominal value of PLN 1,683,450.00.

4) The acquisition of shares took place on December 3, 2003, on the basis of a share disposal agreement entered into between Agora SA and the vendor of shares - a natural person on July 23, 2003.

5) Both the vendor and Agora SA were shareholders in Wibor, in which company Agora had previously held 48.99% of the share capital entitling it to exercise 48.99% of voting rights at the General Meeting of Shareholders.

Financial reports timetable

10-12-2003

In reference to § 58 of the Cabinet Decree of October 16, 2001 on current and regulatory information disclosed by issuers of securities ("the Decree") the Management Board of Agora SA hereby informs about its intention to consistently present in the year 2004 consolidated quarterly reports including extracts from quarterly reports referred to in § 58 item 1 of the Decree as well as to present the consolidated interim report for 1H2004 including extracts from interim report referred to in § 58 item 3 of the Decree.

The Management Board of Agora SA hereby presents the dates of release of financial reports in 2004:

I. Consolidated quarterly reports:

for 4Q2003: February 16, 2004;
for 1Q2004: May 13, 2004;
for 2Q2004: August 5, 2004;
for 3Q2004: November 5, 2004.

II. Annual report and consolidated annual report for 2003: April 16, 2004.

III. Interim consolidated report for 1H2004: September 30, 2004

Purchase of shares by employees according to incentive programs

23-12-2003

The Management Board of Agora SA with its seat in Warsaw ("Agora") hereby informs that on December 22, 2003 four members of the Management Board acquired from Agora Holding Sp. z o.o. ("Agora Holding") 5,489 series D ordinary bearer shares and 130,024 series B ordinary bearer shares of Agora SA. Acquisition of the above-mentioned shares was executed as a result of exercising the contingent right to shares granted in incentive plans carried out jointly by Agora and Agora Holding. The contingent right to shares was approved by the General Shareholders Meeting on June 24, 2003.

The tables below illustrate changes in the ownership of shares and the right to shares resulting from the acquisition:

a. Shares:

.	as of Dec 21, 2003	change	as of Dec 22, 2003
Zbigniew Bąk	81.262	59.466	140.728
Helena Łuczywo	1.278.568	21.625	1.300.193
Piotr Niemczycki	1.855.680	27.011	1.882.691
Wanda Rapaczynski	1.357.903	27.411	1.385.314

b. Contingent right to acquire shares:

.	as of Dec 21, 2003	change	as of Dec 22, 2003
Zbigniew Bąk	59.466	-59.466	0
Helena Łuczywo	21.625	-21.625	0
Piotr Niemczycki	27.011	-27.011	0
Wanda Rapaczynski	27.411	-27.411	0

Moreover, on December 22, 2003 42 natural persons - beneficiaries of Agora's incentive plans - acquired from Agora Holding 8,420 series D ordinary bearer shares of Agora SA, 105 natural persons - as above - acquired from Agora Holding 25,069 series B ordinary bearer shares in place of series D shares as well as 295 natural persons - as above - acquired from Agora Holding 911,123 series B ordinary bearer shares of Agora SA. Similarly as in the case of the Management Board members, acquisition of shares was exercised as a result of executing the contingent right to shares granted in incentive plans carried out mutually by Agora and Agora Holding. The contingent right to acquire shares was approved by the General Shareholders Meeting on June 25, 2003.

The purchase price of the shares is PLN 1.00 per share. Series D shares and series B shares purchased in place of series D shares are subject to lock-up by July 2005. Series B shares are subject to lock-up by July 2008 in such a manner that each year the lock-up will expire in respect of 20% of the acquired number of shares unless certain conditions delineated in the agreement between Agora Holding and Agora or in the lock-up agreements concluded by Agora Holding and each of the purchasers of the shares occur.

Simultaneously, on December 22, 2003 3611 natural persons - participants of the 2003 Share Purchase Plan carried out by Agora Holding in co-operation with Agora in connection with Agora's 15th anniversary - acquired from Agora Holding 2,245,113 series B ordinary bearer shares of Agora SA. Acquisition of shares was exercised as a result of executing the contingent right to shares approved by Agora's General Shareholders Meeting on June 25, 2003.

Series B shares purchased in the 2003 Share Purchase Plan are subject to lock-up by July 2005 in such a manner that each year the lock-up will expire in respect of 50% of the acquired number of shares unless certain conditions delineated in the agreement between Agora Holding and Agora or in the lock-up agreements concluded by Agora Holding and each of the purchasers of the shares occur

The Management Board of Agora does not intend to apply for listing shares subject to lock-ups on the Warsaw Stock Exchange by the time these lock-ups expire.

On December 23, 2003 Agora Holding notified Agora of the disposal of the above-mentioned shares. As a result, Agora Holding holds 11,384,738 of Agora SA shares constituting 20.00% of Agora's share capital and entitling to exercising 28,475,138 of votes i.e. 37.55% of the overall voting rights at Agora's General Shareholders Meeting.

Purchase of shares by employees according to incentive programs - correction

31-12-2003

The Management Board of Agora SA with its seat in Warsaw hereby informs that in the current report with the headline "Acquisition of shares of Agora SA" released on December 23, 2003 an incorrect number of shares hel by Agora Holding Sp.z o.o. after the transaction of acquisition of shares of Agora SA by the Company's employees in the 2003 Share Purchase Program and the incentive plans for the year 2002 was stated. Instead the correct number of 11,348,738 shares the incorrect number of 11,384,738 shares was given.

The correct information is as follows:

"On December 23, 2003 Agora Holding notified Agora of the disposal of the above-mentioned shares. As a result, Agora Holding holds 11,348,738 of Agora SA shares constituting 20.00% of Agora's share capital and entitling to exercising 28,475,138 of votes i.e. 37.55% of the overall voting rights at Agora's General Shareholders Meeting."

Below, the correct contents of the report is given:

The Management Board of Agora SA with its seat in Warsaw ("Agora") hereby informs that on December 22, 2003 four members of the Management Board acquired from Agora Holding Sp. z o.o. ("Agora Holding") 5,489 series D ordinary bearer shares and 130,024 series B ordinary bearer shares of Agora SA. Acquisition of the above-mentioned shares was executed as a result of exercising the contingent right to shares granted in incentive plans carried out jointly by Agora and Agora Holding. The contingent right to shares was approved by the General Shareholders Meeting on June 24, 2003.

The tables below illustrate changes in the ownership of shares and the right to shares resulting from the acquisition:

a. Shares:

-	As of Dec 21, 2003	change	As of Dec 22, 2003
Zbigniew Bak	81,262	59,466	140,728
Helena Luczywo	1,278,568	21,625	1,300,193
Piotr Niemczycki	1,855,680	27,011	1,882,691
Wanda Rapaczynski	1,357,903	27,411	1,385,314

b. Contingent right to acquire shares:

-	As of Dec 21, 2003	change	As of Dec 22, 2003
Zbigniew Bak	59,466	-59,466	0
Helena Luczywo	21,625	-21,625	0
Piotr Niemczycki	27,011	-27,011	0
Wanda Rapaczynski	27,411	-27,411	0

Moreover, on December 22, 2003 42 natural persons - beneficiaries of Agora's incentive plans - acquired from Agora Holding 8,420 series D ordinary bearer shares of Agora SA, 105 natural persons - as above - acquired from Agora Holding 25,069 series B ordinary bearer shares in place of series D shares as well as 295 natural persons - as above - acquired from Agora Holding 911,123 series B ordinary bearer shares of Agora SA. Similarly as in the case of the Management Board members, acquisition of shares was exercised as a result of executing the contingent right to shares granted in incentive plans carried out mutually by Agora and Agora Holding. The contingent right to acquire shares was approved by the General Shareholders Meeting on June 25 2003.

The purchase price of the shares is PLN 1.00 per share. Series D shares and series B shares purchased in place of series D shares are subject to lock-up by July 2005. Series B shares are subject to lock-up by July 2008 in such a manner that each year the lock-up will expire in respect of 20% of the acquired number of shares unles certain conditions delineated in the agreement between Agora Holding and Agora or in the lock-up agreements concluded by Agora Holding and each of the purchasers of the shares occur.

Simultaneously, on December 22, 2003 3611 natural persons - participants of the 2003 Share Purchase Plan carried out by Agora Holding in co-operation with Agora in connection with Agora's 15th anniversary - acquired from Agora Holding 2,245,113 series B ordinary bearer shares of Agora SA. Acquisition of shares was exercisec as a result of executing the contingent right to shares approved by Agora's General Shareholders Meeting on June 25, 2003.

Series B shares purchased in the 2003 Share Purchase Plan are subject to lock-up by July 2005 in such a manner that each year the lock-up will expire in respect of 50% of the acquired number of shares unless certai conditions delineated in the agreement between Agora Holding and Agora or in the lock-up agreements concluded by Agora Holding and each of the purchasers of the shares occur.

The Management Board of Agora does not intend to apply for listing shares subject to lock-ups on the Warsaw Stock Exchange by the time these lock-ups expire.

On December 23, 2003 Agora Holding notified Agora of the disposal of the above-mentioned shares. As a result, Agora Holding holds 11,348,738 of Agora SA shares constituting 20.00% of Agora's share capital and entitling to exercising 28,475,138 of votes i.e. 37.55% of the overall voting rights at Agora's General Shareholders Meeting.

The article comes from Agora.pl

Annex to loan agreement with Pekao S.A.

31-12-2003

The Management Board of Agora SA with its seat in Warsaw informs that on 30 December 2003 Agora SA executed annex no. 2 to the long-term loan agreement up to 500,000,000 PLN entered into on 5 April 2002 with Bank Polska Kasa Opieki S.A. with its seat in Warsaw. Agora SA informed about the loan agreement in the current report on April 5, 2003.

The annex entered into on 30 December 2003 extended that drawing period of the loan by a year, i.e. up to 31 March 2005. In connection with this extension the repayment dates have also been changed - in accordance with the annex the principal of the loan will be repaid in 16 equal quarterly installments in the period starting 31 March 2005 and ending on 31 December 2008. Also, additional security was established for the loan by way of registered pledges on 17 protective rights or future protective rights resulting from trademarks related to the magazines published by Agora SA, a conditional transfer of rights resulting from certain agreements related to the magazines published by Agora SA as well as a conditional transfer of certain copyrights related to the magazines published by Agora SA. The establishment of the above security will enable Agora SA to use a higher amount of the loan than previously without the necessity to establish additional security.

Restructuring in Agora

29-01-2004

The Management Board of Agora SA with its seat in Warsaw hereby inform that - on the basis of the stipulations of Art. 4 item 1 of the Act dated 13 March 2003 on specific rules of terminating employment relationships due to caused unrelated to the employee - on January 5, 2004 and January 28, 2004 the Management notified the Employment Office of the planned group lay-offs. In the first half of the year the lay-offs will concern about 500 persons.

The Company is implementing yet another phase of organizational transformation that aims at increasing effectiveness of its operations within altering market conditions.

At the meeting on January 28, 2004 the Management Board adopted an appropriate restructuring resolution.

The article comes from Agora.pl

Increasing stake in Radio Klakson Sp. z o.o.

29-01-2004

The Management Board of Agora SA with its seat in Warsaw ("Agora", "the Company") hereby inform of acquiring of 51% stake in the share capital of the company under the business name "Radio Klakson" Sp. z o.o. with its seat in Wroclaw (Radio Klakson), the broadcaster of local radio programs "Radio Blue 106.1 FM" (Wroclaw), "Radio Blue 106.6 FM" (Opole) and "Radio Blue 101.7 FM" (Zielona Gora). As a result of the acquisition of the above-mentioned stake, Agora holds 100.00% in Radio Klakson share capital entitling the Company to 100.00% of voting rights at the General Meeting of Shareholders.

Additional information:

1) The investment was financed from Agora's equity.

2) The investment in Radio Klakson is of a long-term nature.

3) Agora acquired 51 (fifty one) shares of Radio Klakson of a total nominal value of PLN 25,500.00.

4) The acquisition of shares took place on January 19, 2004, on the basis of a share disposal agreement entered into between Agora and the vendor of shares - a natural person.

5) Both the vendor and Agora were shareholders in Radio Klakson, in which company Agora had previously held 49% of the share capital entitling the Company to 49% of voting rights at the General Meeting of Shareholders.

Increasing stake in Radio Wanda Sp. z o.o.

06-02-2004

The Management Board of Agora SA with its seat in Warsaw ("Agora", "the Company") hereby inform of acquiring of 73% stake in the share capital of the company under the business name "Radio Wanda" Sp. z o.o. (Radio Wanda) with its seat in Krakow, the broadcaster of local radio programs "Złote Przeboje Wanda 92,5 FM". As a result of the acquisition of the above-mentioned stake, Agora holds 100.00% in Radio Wanda share capital entitling the Company to 100.00% of voting rights at the General Meeting of Shareholders.

Additional information:

1) The investment was financed from Agora's equity.

2) The investment in Radio Wanda is of a long-term nature.

3) Agora acquired 73 (seventy three) shares of Radio Klakson of a total nominal value of PLN 182,500.00.

4) The acquisition of shares took place on January 30, 2004, on the basis of a share disposal agreement entered into between Agora and the vendor of shares - a natural person.

5) Both the vendor and Agora were shareholders in Radio Wanda, in which company Agora had previously held 27% of the share capital entitling the Company to 27% of voting rights at the General Meeting of Shareholders.

Formation of Polskie Badania Outdooru Sp.z o.o.

24-02-2004

The Management Board of Agora SA with its seat in Warsaw (Agora) hereby informs of formation on February 23, 2004 of a limited liability company under the business name Polskie Badania Outdooru (the "PBO") by Agora's subordinate entity - Art Marketing Syndicate S.A. with its seat in Poznan (the "AMS") and the company Clear Channel Poland Sp.z o.o. with its seat in Warsaw (CCP).

The objects of the PBO shall include research as regards means of outdoor advertising, authorizing results of such research in campaigns offered to customers as well as establishing rules and standards of research in outdoor advertising in Poland. In its activities the PBO shall make use of support of the SMG/KRC Poland-Media SA institute and the research records of the AMS's subordinate entity - Polskie Badania Reklamy Zewnętrznej Sp. z o.o.

Additional information:

1) The initial share capital of the PBO shall equal PLN 150,000 and be divided into 100 equal and indivisible shares of the nominal value PLN 1,500 each. The AMS shall subscribe for 51 shares constituting 51% of the PBO share capital and entitling to exercising 51 votes (that is 51% of total voting rights) at the general meeting in the company.

2) Total nominal value of shares subscribed for in the PBO by AMS S.A. equaled PLN 76,500. AMS investment in PBO Sp. z o.o. is of a long term nature.

3) The current report is being publicly announced due to the fact that the subscribed for assets represent at least 20% of share capital of the entity whose shares constitute financial assets of Agora's subordinate entity;

4) The assets were financed from the issuer's equity;

5) The subscribed for assets shall be presented in the AMS books on receipt of the registry court's decision concerning filing the company in register.

Member of the board announces stock sale

01-03-2004

The Management Board of Agora SA with its seat in Warsaw hereby informs about having been notified that on 1 March 2004 the Vice President of the Board - Ms. Helena Luczywo - received information regarding settlement of a share disposal order placed on 24 February 2004 and the sale of 17,404 (say: seventeen thousand and four hundred and four) ordinary bearer shares of Agora SA. The transactions were carried out during the Warsaw Stock Exchange sessions that took place between 24 and 27 February 2004. The average sales price was PLN. 44,18 per share.

Shares sold by Ms. Helena Luczywo as a result of completion of the order placed on 24 February 2004 constituted 1.3% of the total number of shares held by Ms. Luczywo on 23 February 2004.

After the transaction Helena Luczywo holds 1.282.789 shares of Agora SA.

Liquidation of Polskie Badania Reklamy Zewnetrznej Sp. z o.o.

17-03-2004

The Management Board of Agora SA with its seat in Warsaw hereby informs that the subsidiary company of Agora SA - Polskie Badania Reklamy Zewnętrznej Sp. z o.o. (Polish Research of Outdoor Advertising - "PBRZ") will be liquidated.

PBRZ is a subsidiary of Art Marketing Syndicate S.A. (AMS), subsidiary of Agora SA.

The research project concerning audience of outdoor advertising will be continued by AMS within the company Polskie Badania Outdooru Sp. z o.o. (Polish Outdoor Research - "PBO"), which was set up with Clear Channel Poland Sp. z o.o. Agora informed about setting up PBO on 24th February 2004.

Member of the board announces stock sale

23-03-2004

The Management Board of Agora SA with the seat in Warsaw hereby informs about the sale of 10,000 (say: ten thousand) ordinary bearer shares of Agora SA by President of the Board - Mrs. Wanda Rapaczynski. The sale was carried out during the Warsaw Stock Exchange session on March 22, 2004 on the basis of the disposal order placed on the same day. The sale price stood at PLN 41.88 per share. The shares sold constituted 0.7% of the total number of shares held by Mrs. Wanda Rapaczynski on March 21, 2004. After the transaction Mrs. Wanda Rapaczynski holds 1,375,314 shares in Agora SA.

Member of the board announces stock sale

26-04-2004

The Management Board of Agora SA with its seat in Warsaw hereby informs about the sale of 25,000 (say: twenty five thousand) ordinary bearer shares of Agora SA by Mr. Piotr Niemczycki, Vice President of the Management Board. The sale was carried on the basis of the order within broker's discretion, submitted on March 26th, 2004. The final transaction within this order was executed on March 31st, 2004. The average sale price stood at PLN 44.30 per share .

Mr. Niemczycki and the Company were informed about the order execution on April 26th, 2004.

Cumulatively on the basis of orders within broker's discretion submitted on March 26th, 2004 Piotr Niemczycki sold 172,299 shares. The shares sold constituted 9,2% of the total number of shares held by Mr. Niemczycki. The Company informed about execution of these orders in disclosures submitted on March 26th, April 5th 2004 and in the current disclosure. After the sale of shares Mr. Niemczycki holds 1,710,392 shares in Agora SA.

The board member annouces stock sale

(05-04-2004)

The Management Board of Agora SA with its seat in Warsaw hereby informs about the sale of 125,000 (say: one hundred twenty five thousand) ordinary bearer shares of Agora SA by Mr. Piotr Niemczycki, Vice President of the Management Board. The sale was carried on the basis of the order within broker's discretion, submitted on March 26, 2004. The final transaction within this order was executed on April 2nd, 2004. The average sale price stood at PLN 45.34 per share .

Mr. Niemczycki and the Company were informed about the order execution on April 5, 2004 .

The shares sold constituted 6,7% of the total number of shares held by Mr. Piotr Niemczycki. After the sale of shares Mr. Niemczycki holds 1,735,392 shares in Agora SA.

The Company's statement concerning compliance with the rules of "Best practices in public companies"

16-04-2004

According to the requirement of the Warsaw Stock Exchange, the Management Board of Agora SA with its seat in Warsaw (the "Company") hereby announces the statement concerning adoption by the Company of the rules of "Best practices in public companies" (in the column "Comments and Recommendations" called the "Code"):

RULE	COMPLIANCE	COMMENTS AND RECOMMENDATIONS
I. Objective of the Company The basic objective of operations of a company's authorities is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	COMPLIANT	-
II. Majority Rule and Protection of Minority A joint-stock company is a capital venture, and, therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributed bigger capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by the law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	NON-COMPLIANT	In 1998 the Company issued registered shares which give their holders certain privileges. Series A registered shares enjoy voting preference that gives their holders 5 votes per share. Series C registered shares enjoy 5 votes per share preference provided their shareholders' total voting rights share shall not be higher than the holders' share in the Company's share capital. Furthermore, series A registered shares provide their holders with privileges which limit the rights of other shareholders including the right to nominate candidatures to the Company's Management and Supervisory Board (the shareholders specified in § 21 item 1 point a) letter (ii) are also eligible to nominate the candidates to the Supervisory Board). Since the Company's IPO Agora-Holding Sp. z o.o. has held all series A registered shares. Agora's share capital structure was subjected to the idea of maintaining "Gazeta Wyborcza's" autonomy which, among others, constitutes the fundamental factor of the Company's value. Such a structure reflects solutions applied in countries of developed capital markets and was adopted prior to the Company's IPO. The preferences ascribed to series A and C registered shares were disclosed by the Company in its Initial Offering Circular.
III. Honest Intentions and No-Abuse of Rights The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set and, thus, constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus, ensuring the best protection of equitable interests of the shareholders and other market participants.	COMPLIANT	-
IV. Court Control The company's authorities and persons chairing a general meeting cannot decide on issues which should be resolved by court judgments. This does not apply to activities which are within the powers of the	COMPLIANT	-

company's authorities and persons chairing general meetings or which they are obliged to undertake by force of law.		
V. Independent Opinions Ordered by the Company When choosing an entity which is to provide expert services, including, in particular, the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	COMPLIANT	-
BEST PRACTICES OF GENERAL MEETINGS 1. A general meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	COMPLIANT	-
2. A request for convening a general meeting and placing certain issues on its agenda, made by parties entitled to do that, should be justified. Draft resolutions proposed to be adopted by the general meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the supervisory board prior to the general meeting, in advance so as to allow them to review and evaluate the same.	COMPLIANT	-
3. The general meeting convened at the request of shareholders should be held on a date given in the request, and if this date cannot be kept, on the closest date which will allow the general meeting to settle the issues placed on its agenda.	COMPLIANT	In case such a request is made the Company shall comply with the Code's recommendations.
4. A general meeting whose agenda includes certain issues at the request of authorized entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a general meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the general meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.	COMPLIANT	General Meetings of Shareholders have not been cancelled by the Company. In case of deciding upon cancellation of the General Meeting of Shareholders in the future the Company shall comply with the Code's recommendations.
5. In order for a representative of a shareholder to participate in a general meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a general meeting is in conformity with the law and does not require any additional confirmations and acknowledgement unless its authenticity or validity prima facie raises doubts of the company's management board (upon drawing-up the attendance list) or the chairman of the general meeting.	COMPLIANT	-
6. The general meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections, including elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into	PARTIALLY COMPLIANT	The by-laws of the General Meeting of Shareholders was adopted on May 8, 1998. Amendments to the by-laws were made on December 1, 1998 - in relation to the Company's planned IPO - as well as on June 24, 2002 - to adjust the by-laws to amendments of the commercial law.

force as of the subsequent general meeting.		
7. A person opening the general meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	COMPLIANT	-
8. The chairman of the general meeting ensures an efficient conduct of the meeting and observance of the rights and interests of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.	COMPLIANT	-
9. A general meeting should be attended by members of the supervisory board and the management board. An expert auditor should be present at a n annual general meeting and at an extraordinary general meeting if financial matters of the company are to be discussed thereat.	COMPLIANT	-
10. Members of the supervisory board and the management board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the general meeting, provide the participants of the meeting with explanations and information concerning the company.	COMPLIANT	-
11. All answers provided by the management board to the questions posed by the general meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	COMPLIANT	-
12. Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	COMPLIANT	In case of announcing a short break in the session the Company shall comply with the stipulations of the General Meeting by-laws which remain in conformity with the Code's recommendations.
13. Voting on issues placed on the agenda may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	COMPLIANT	-
14. A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by sound reasons. A motion in this respect should be accompanied by a detailed justification. The general meeting cannot adopt resolutions to remove an item from the agenda or not to consider an issue placed on the agenda at the request of the shareholders.	COMPLIANT	The statutes provide that: "Removal of any matters from the agenda of a General Meeting of the Shareholders at the request made on the basis of Article 400 of the Commercial Companies Code by a shareholder representing at least one tenth of the Company's share capital, shall require consent of the shareholder who made such request."
15. A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	COMPLIANT	-
16. Due to the fact that the Code of Commercial Companies does not provide for court control in the event where a resolution is not adopted by the general meeting, the management board or the chairman of the meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, have the possibility of challenging the same; provided that he is entitled to do so.	COMPLIANT	-

17. At the request of a participant in the general meeting, his written statement is recorded in the minutes.	COMPLIANT	In case of such request the Company shall comply with the recommendations of the Code.
BEST PRACTICES OF SUPERVISORY BOARDS 18. The supervisory board submits to the general meeting an annual concise evaluation of the company's standing. The evaluation should be part of the annual report of the company, made available to all shareholders early enough to allow them to become acquainted with the same before the annual general meeting.	COMPLIANT	As the Supervisory Board meeting concerning the annual report was scheduled after the disclosure of this report, the Board's evaluation of the company's standing will be presented in a separate disclosure in compliance with timing requirements of the Rule 18.
19. A member of the supervisory board should have relevant education, professional and practical experience, be of high morale and be able to devote all time required to properly perform the function on the supervisory board. Candidates for members of the supervisory board should be presented and supported by reasons in sufficient detail to allow an educated choice.	COMPLIANT	-
20. (a) At least one-half of members of the supervisory board should be independent members. Independent members of the supervisory board should not have any relations wit h the company and its shareholders or employees, which relations could have significant impact on the ability of the independent member to make impartial decisions. (b) Detailed criteria of independence should be laid down in the statutes of the company. (c) Without consent of at least one independent member of the supervisory board, no resolutions should be adopted on the following issues: - performances of any kind by the company and any entities associated with the company in favor of members of the management board; - consent to the execution by the company or its subsidiary of a key agreement with an entity associated with the company, member of the supervisory board or the management board, and with their associated entities; and - appointment of an expert auditor to audit the financial statements of the company. *The above rule may be implemented by the company on a date different than that for the remaining rules of the set, but no later than by the end of 2004.*	COMPLIANT	§ 20 item 6 of the statutes requires that at least three out of five members of the Supervisory Board shall be independent and specifies that such a person satisfies the following conditions: is not an Affiliate of the Company (except for being a member of the Company's Supervisory Board) nor is an Affiliate of an entity controlling or controlled by the Company or an Affiliate of an entity controlled by an entity controlling the Company, within the meaning of the Law on the Public Trading of Securities, collectively, the "Agora Group"; and is not related to, or of kin to a second degree, to an employee of an entity included in the Agora Group.
21. A supervisory board member should, most of all, bear in mind the interests of the company.	COMPLIANT	-
22. Members of the supervisory board should take relevant actions in order to receive from the management board regular and complete information on any and all significant issues concerning the company's operations and on the risk related to the carried out business and ways of managing such risk.	COMPLIANT	-
23. A supervisory board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	COMPLIANT	Such a situation shall be regulated accordingly with the resolution of the Supervisory Board of May 14, 2003 concerning the duties of the Supervisory Board and performance of the mandate of the Supervisory Board member which remains in conformity with the Code's recommendations.
24. Information on personal, actual, and organizational connections of a supervisory	COMPLIANT	-

board member with a given shareholder, and, in particular, with the majority shareholder, should be available to public. The company should have a procedure in place for obtaining information from members of the supervisory board and for making it available to the public.		
25. Supervisory board meetings, save for issues which directly concern the management board or its members, and, in particular, removal, liability, and setting remuneration, should be accessible and open to members of the management board.	COMPLIANT	-
26. A supervisory board member should enable the management board to present publicly and in an appropriate manner information on the transfer or acquisition of the shares of the company or of its dominant company or a subsidiary, and of transactions with such companies, provided that such information is relevant for his financial standing.	COMPLIANT	-
27. Remuneration of members of the supervisory board should be fair, but should not constitute a significant cost item in the company's business or have material impact on its financial results. The remuneration should be in reasonable relation to the remuneration of members of the management board. The aggregate remuneration of all members of the supervisory board should be disclosed in the annual report.	COMPLIANT	-
28. The supervisory board should operate in accordance with its by-laws which should be available to the public.	NON-COMPLIANT	Main issues concerning the functioning of the Supervisory Board including among others, means of convening meetings, conditions for validity of resolutions, rights of the Chairman as well as participating in meeting with the use of remote means of communication are provided by the statutes. Other issues connected with the functioning of the Supervisory Board including the regulations of the Best Practices Code were regulated by the resolution of the Supervisory Board of May 14, 2003 concerning the duties of the Supervisory Board and performance of the mandate of the Supervisory Board member.
29. The agenda of a supervisory board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the supervisory board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the supervisory board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a supervisory board member and the company.	COMPLIANT	-
30. A supervisory board member delegated by a group of shareholders to permanently exercise supervision should submit to the supervisory board detailed reports on the performance of his task.	COMPLIANT	In case such situation takes place, a member of the Supervisory Board delegated to perform permanent supervision shall be obliged by the resolution of the Supervisory Board of May 14, 2003 concerning the duties of the Supervisory Board and performance of the mandate of the Supervisory Board member which resolution regulates such duties.
31. A supervisory board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and, in particular, if it could hinder the timely adoption of an important resolution.	COMPLIANT	The statutes also provides that in case a member of the Supervisory Board resigns from the post, the Supervisory Board is in the position to appoint a new member whose term of office shall end at the nearest General Meeting.

BEST PRACTICES OF MANAGEMENT BOARDS 32. Bearing in mind the interest of the company, the management board sets forth the strategy and the main objects of the company's operations, and submits them to the supervisory board. The management board is liable for the implementation and performance of the same. The management board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with the legal regulations and best practice.	COMPLIANT	-
33. While making decisions on corporate issues, members of the management board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the management board, should be taken into account in a given case in view of the company's interest. While determining the interest of the company, one should keep in mind the justified in long term perspective interests of the shareholders, creditors, employees of the company and other entities and persons cooperating with the company, as well as the interests of local community.	COMPLIANT	-
34. In transactions with shareholders and other persons whose interests have impact on the interest of the company, the management board should act with utmost care to ensure that the transactions are at arms' length.	COMPLIANT Provisions of § 19 sec. 1 point b of the Articles of Association.	-
35. A management board member should display full loyalty towards the company and avoid actions which could lead to implementing exclusively own material interest. If a management board member receives information on the possibility of making an investment or another advantageous transaction concerning the objects of the company, he should present such information immediately to the management board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the management board and only when this does not infringe the company's interest.	COMPLIANT	-
36. A management board member should treat his shares in the company and in its dominant companies and subsidiaries as a long-term investment.	COMPLIANT	-
37. Management board members should inform the supervisory board of each conflict of interest in connection with the performed function or of the risk of such conflict.	COMPLIANT	-
38. The remuneration of management board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be in reasonable relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.	COMPLIANT	Members of the Management Board obtain fixed remuneration connected with the functions of the board's members as well as with the functions of the managing directors. Once a year members of the Management Board may obtain cash incentive bonus dependent on the Company's realization of the forecasted financial results. The remuneration of Agora's Management Board members is lower than in other companies of comparable size. Furthermore, members of the Management Board are subject to incentive plans carried out by Agora-Holding Sp. z o.o. in co-operation with Agora SA. Under these plans,

		members of the Management Board may obtain the right to purchase from Agora-Holding Agora's shares which are subject to 5 years' lock-up.
39. The aggregate remuneration of all members of the management board should be disclosed and itemized in the annual report. If the amount of remuneration of individual members of the management board significantly differs, it is recommended that a relevant explanation be published.	COMPLIANT	The Company disclosed total amount of remunerations paid to the members of the Management Board. Starting with the interim report for the first half of 2003 the Company shall disclose total amounts of fixed remuneration and variable, incentive remuneration.
40. The management board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	COMPLIANT	-
BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS 41. The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	COMPLIANT	-
42. In order to ensure proper impartiality of opinion, the company should change the expert auditor at least once every five years.	COMPLIANT	-
43. The expert auditor should be selected by the supervisory board or general meeting of the company, upon receiving recommendations from the supervisory board.	COMPLIANT	In case of change of the auditor the Management Board recommends candidates to the Supervisory Board for approval.
44. An auditor auditing annual accounts of a company or its subsidiaries cannot act as a special purpose auditor for the same company.	COMPLIANT	In case of a necessity to appoint such an auditor the Company shall comply with the Code's recommendations.
45. A company should acquire its own shares in such a way that no group of shareholders be privileged.	COMPLIANT	In case of a decision to acquire its own shares the Company shall comply with the Code's recommendations.
46. The statutes of the company, its basic internal regulations, information and documents related to general meetings, and the financial statements should be made available in the registered office of the company and on its website.	COMPLIANT	www.agora.pl
47. The Company should have proper media relations procedures and regulations and an information policy, ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operation and business, standing, and enable their presence at general meetings.	COMPLIANT	-
48. In its annual report, a company should make public its statement on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publicly explain this fact.	COMPLIES	The statement concerning the application of corporate governance standards is made public by announcing the report herein.

Member of the board announces stock sale

22-04-2004

The Management Board of Agora SA with its seat in Warsaw hereby informs about the sale of 54,367 (say: fifty four thousand three hundred sixty seven) ordinary bearer shares of Agora SA by Ms. Helena Luczywo, Vice President of the Management Board. The sale was carried out on the basis of the orders within broker's discretion, placed on 27 February and 8 March 2004. The final transaction within these orders was executed on 21 April 2004. The average sale price stood at PLN 47.25 per share.

Ms. Luczywo and the Company were informed about the order execution on 21 April 2004.

The sold shares constituted 4.2% of total number of shares held by Ms. Helena Luczywo. After the sale of shares Ms. Luczywo holds 1,228,422 shares in Agora SA.

Member of the board announces stock sale

26-04-2004

The Management Board of Agora SA with its seat in Warsaw hereby informs about the sale of 25,000 (say: twenty five thousand) ordinary bearer shares of Agora SA by Mr. Piotr Niemczycki, Vice President of the Management Board. The sale was carried on the basis of the order within broker's discretion, submitted on March 26th, 2004. The final transaction within this order was executed on March 31st, 2004. The average sale price stood at PLN 44.30 per share .

Mr. Niemczycki and the Company were informed about the order execution on April 26th, 2004.

Cumulatively on the basis of orders within broker's discretion submitted on March 26th, 2004 Piotr Niemczycki sold 172,299 shares. The shares sold constituted 9,2% of the total number of shares held by Mr. Niemczycki. The Company informed about execution of these orders in disclosures submitted on March 26th, April 5th 2004 and in the current disclosure. After the sale of shares Mr. Niemczycki holds 1,710,392 shares in Agora SA.

The article comes from Agora.pl

Share capital increase of Lokalne Rozgłośnie Radiowe Sp. z o.o.

11-05-2004

The Management Board of Agora SA with its seat in Warsaw hereby informs that on April 28, 2004 the increase of the initial capital of Lokalne Rozgłośnie Radiowe Sp. z o.o. (the LRR) - the subsidiary company of Agora SA - the broadcaster of the local radio programme in Poznań and Rzeszów, was registered.

The increase was performed by the contribution in kind of shares of the subsidiary companies of Agora SA. The names of the companies and the structure of the stock capital resulting from the contribution in kind of shares are presented in the table below.

Name of the company	Name of the local radio station	The company's seat	Shareholders
Radio Trefl Sp.z o.o.	Radio Złote Przeboje Trefl	Sopot	Agora SA - 50,99%; LRR Sp. z o.o. - 48,97%; natural person - 0,04%
Radio Wanda Sp.z o.o.	Radio Złote Przeboje Wanda	Kraków	Agora SA - 51%; LRR Sp. z o.o. - 49%
O'LE Sp.z o.o.	Radio Złote Przeboje O'le	Opole	Agora SA - 51%; LRR Sp. z o.o. - 49%
Radio na Fali Sp.z o.o.	Radio Złote Przeboje Na Fali	Szczecin	Agora SA - 51%; LRR Sp. z o.o. - 49%
Wibor Sp.z o.o.	1. Radio Złote Przeboje Echo; 2. Radio BLUE FM Kraków	Nowy Sącz	Agora SA - 51%; LRR Sp. z o.o. - 49%
Karolina Sp.z o.o.	Radio Złote Przeboje Karolina	Tychy	Agora SA - 51%; LRR Sp. z o.o. - 49%
ROM Sp.z o.o.	Radio Klasyka FM	Warszawa	Agora SA - 51%; LRR Sp. z o.o. - 49%
Radio Pomoże Sp.z o.o.	Radio BLUE FM Bydgoszcz	Bydgoszcz	Agora SA - 51%; LRR Sp. z o.o. - 49%
Barys Sp.z o.o.	-	Tychy	LRR Sp. z o.o. - 90%; natural person - 10%
Agencja Reklamowa Jowisz Sp.z o.o.	-	Jelenia Góra	LRR Sp. z o.o. - 100%
Twoje Radio Sp. z o.o.	1. Radio Złote Przeboje Zielona Góra; 2.Radio Złote Przeboje Jelenia Góra	Wałbrzych	Agora SA - 70,59%; Agencja Reklamowa Jowisz Sp. z o.o. - 22,65%; LRR Sp. z o.o. - 6,76%

The Management Board of Agora SA has undertaken actions aiming at increasing the efficiency of the Agora Group functioning, including the transfer of the ownership supervision over the radio stations to the LRR. The change of the stock capital structure presented above constitutes the first phase of restructuring, the following phases of which may be carried out after the company is granted the appropriate licenses by the National Broadcast Council.

Additional information

Agora SA owns 100% of shares which entitle Agora to 100% of votes at the shareholders meeting of the LRR.

After the increase the initial capital of the LRR amounts to 5,026,000.00 PLN.

Total number of votes resulting from all shares after the increase of the initial capital had been registered amounts to 10,052 of votes (1 vote per 1 share)

The value of non-monetary assets amounts to 23,064,001.00 PLN. The value was estimated on the basis of valuation of an independent expert.

The book value of assets contributed in the form of non-monetary shares in Agora book equals to 15,562,989.69 PLN.

Member of the board announces stock sale

21-05-2004

The Management Board of Agora SA with the seat in Warsaw hereby informs about the sale of 10,000 (say: ten thousand) ordinary bearer shares of Agora SA by President of the Board - Mrs. Wanda Rapaczynski. The sale was carried out during the Warsaw Stock Exchange session on May 20, 2004 on the basis of the disposal order placed on May 13, 2004. The sale price was PLN 45.36 per share. The shares sold constituted 0.7% of the total number of shares held by Mrs. Wanda Rapaczynski on May 20, 2004. After the transaction Mrs. Wanda Rapaczynski holds 1,365,314 shares in Agora SA.

Notice of GMS

27-05-2004

The Management Board of Agora SA with its registered seat in Warsaw, ul. Czerska 8/10 (the Company), acting pursuant to Art. 395 and 399 § 1 of the Commercial Code, hereby convenes for 24 June 2004, at 11:00 hours ordinary General Meeting of Shareholders which will be held in Warsaw at ul. Czerska 8/10.

Agenda:

1) Opening of the Meeting;

2) Election of a chairman of the General Meeting and other formal and order issues;

3) Management Board's presentation of the annual financial statement and the Management Board's report of the Company's operations for 2003, and of consolidated financial statements and report of the Group's activities in the fiscal year of 2003;

4) Review and adoption of the annual financial statement and the Management Board's report of the Company's operations in the fiscal year of 2003;

5) Review and adoption of the annual financial statement and the report of the Group's activities in the fiscal year of 2003;

6) Adoption of the resolution on the division of profit for 2003;

7) Adoption of the resolution on approving the Management Board's performance of their duties in 2003;

8) Adoption of the resolution on approving the Supervisory Board's performance of their duties in 2003;

9) Adoption of the resolution on appointing two members of the Supervisory Board due to term of office expiration;

10) Adoption of the resolution on the series B shares for the employees participating in the stock participating plan;

11) Adoption of the resolution on amending the Company's statute;

12) Adoption of the resolution on appointing a new member of the Management Board;

13) Adopting unified text of the Company's statute;

14) Closing of the General Meeting of Shareholders.

Pursuant to Art. 402 of the Commercial Code, the proposed changes to the statue are as follows:

§ 8 clause1

current wording:

"1. In the three year period after registration of this amendment of the Statutes, the Company's Management Board shall be authorised to make one or several increases of the share capital by a total amount not greater than PLN 42,568,143 (authorised capital)."

proposed wording:

"1. In the period until June 30th, 2007 , the Company's Management Board shall be authorised to make one or several increases of the share capital by a total amount not greater than PLN 42,568,143 (authorised capital)."

§ 19 clause 3 letter e

current wording:

"e) the Company is the sole shareholder of the Affiliate,"

proposed wording:

"e) the Company is the shareholder of at least 95% of the shares entitling the Company to exercise at least 95% of total voting rights at the shareholders meeting or the general shareholder meeting of the Affiliate,"

§ 28 clause 2

current wording:

"2. Subject to the provisions of Section 3 of this paragraph, the Management Board shall be composed of either 3 or 4 members with the exact number determined by the shareholders holding the majority of preferred series A shares, and following the expiration of such preferred status of all series A shares, by the Supervisory Board. All decisions concerning the number of members of the Management Board must be presented to the chairman of the General Shareholders Meeting."

proposed wording:

"2. Subject to the provisions of Section 3 of this paragraph, the Management Board shall be composed of either 3, 4 or 5 members with the exact number determined by the shareholders holding the majority of preferred series A shares, and following the expiration of such preferred status of all series A shares, by the Supervisory Board. All decisions concerning the number of members of the Management Board must be presented to the chairman of the General Shareholders Meeting."

The proposed unified text of the Company's statute with the indication of the above changes can be found at www.agora.pl in the "Investor Relations" section.

The Management Board of the Company informs that the shareholders who submit deposit receipts issued as a confirmation of the ownership of Agora SA shares and the number of deposited shares, stating that the shares will be blocked until the end of the General Meeting, will be entitled to participate in the General Meeting of Shareholders.

The deposit receipts mentioned above shall be submitted to the Company's Secretary, in Warsaw at ul. Czerska 8/10 by June 17, 2004 , by 18:00 hours.

Resolution proposal regarding the distribution of net profit for fiscal year 2003

27-05-2004

The Management Board of Agora SA informs that it will propose to the Annual General Meeting of Shareholders, convened on June 24, 2004, adopting the following resolution regarding distribution of net profit for fiscal year 2003:

"In accordance with article 395 § 2 clause 2 of the Commercial Code and § 13 of the Company's statute, the Annual General Meeting of Shareholders resolves to distribute net profit for fiscal year 2003 in the amount of PLN 7,801,792.66 (say: seven million eight hundred one thousand seven hundred ninety two and 66/100) in the following manner:

- to cover loss from previous years resulting from a change in accounting policies, i.e. derecognition of embedded derivatives - in the amount of PLN 378,590.76 (say: three hundred seventy eight thousand five hundred ninety and 76/100),

- to increase the reserve capital of the Company - in the amount of PLN 7,423,201.90 (say: seven million four hundred twenty three thousand two hundred one and 90/100)."

Candidates to the Agora's Management Board and Supervisory Board

27-05-2004

The Management Board of Agora SA informs that Agora-Holding Sp. z o.o., the holder of privileged series A shares of Agora SA, proposed the following candidates to the governing bodies of the Company:

A. To Management Board

Jaroslaw Szalinski, Chief Financial Officer of Agora SA

Jaroslaw Szalinski started his career with Agora in July 2003 as a Chief Financial Officer.

Before that he worked for Lu Polska (Danone Group) where, since March of 2002, he was a member of the Management Board and a financial director. Before that he was with Unilever where for 8 years he worked as an industrial controller, chief accountant, financial director and a member of the Management Board of Algida Division.

Jaroslaw Szalinski was born in 1965. He graduated from the Silesian International Business School as well as the Faculty of Chemistry at the University of Silesia.

B. To Supervisory Board, due to upcoming expiration of the term of office, current members of the Supervisory Board - Anna Fornalczyk and Sandford Schwartz

Anna Fornalczyk:
She is the owner of COMPER - Competition Development Center and a member of Protection of Consumers' Interest Deparment of OCCP, Science Council of Polish Chamber of Pension Funds as well as Polish-American Freedom Foundation Directors' Council. From 1990 to 1995 Fornalczyk headed Antimonopoly Office (today's Office for Competition and Consumer Protection). She led negotiations regarding the competition rules with Commission of the European Communities. She served as a competition advisor to the World Bank. From 1995 to 1996 she was delegated by the EU Committee to act as a consultant for Antimonopoly Committee in Russia. From 1995 to 2001 she was a member of supervisory boards of PBG, Bank Inicjatyw Gospodarczych, Softbank and Delecta. She is an author of many publications on microeconomy and competition. Anna Fornalczyk graduated from Faculty of Economy and Social Studies of Lodz University. She holds a title of Professor of Economy.

Sandford Schwartz:
Executive Vice President of Cox Newspapers, Inc. Before that he was Vice President & General Manager of the Atlanta Journal-Constitution. Since the beginnings of his professional career Sanford Schwartz has been involved in the newspaper and publishing market. He started his work in the Columbus Citizen Journal in 1974. In 1985 he started his career in Cox Enterprises, Inc. in Tribune Newspapers, where - after ten years - he was named President and Publisher in January 1995. In 1996 - 2001 Sanford Schwartz was Executive Vice President and General Manager of the Austin American Statesman as well as President and Publisher of Cox Arizona Publications, Inc.

Resolution of the Agora's Supervisory Board regarding the concise evaluation of the Company in 2003.

27-05-2004

The management Board of Agora SA according to point 18 of the "Corporate Governance" provisions and on the basis of Art. 22a point 2 of the Warsaw Stock Exchange Bylaws, submits below a text of the resolution of the Agora's Supervisory Board regarding the concise evaluation of the Company in 2003.

"With regard to the adoption by the Company of the "Corporate Governance" provisions resolved on the basis of § 27 of the Warsaw Stock Exchange S.A. Bylaws, the Supervisory Boards resolves as follows:

1. The Supervisory Board has evaluated the situation of the Company in 2003. The Supervisory Board has formulated its evaluation on the basis of the review of the Company's affairs and the discussions with the Management Board taking place mainly during the quarterly Supervisory Board meetings held with the participation of the Management Board. The Supervisory Board has also taken into consideration the evaluation of the financial statements for the first quarter of 2004 and the financial year 2003 prepared by the Audit Committee, whose meetings were held with the participation of the representatives of the Company's auditor.

The Supervisory Board indicates that the Company's liquidity is very good, the Company has a transparent financial reporting policy and its financial statements are consistent with the ledgers and accounting documentations and provide true and fair description of the financial situation of the Company. Since 1999 the Company has maintained firm standing among the domestic and international investors.

In 2003 Agora had to face the economic recession, new competition on the daily newspaper market, and the restructuring of the new businesses acquired in 2002. In the Supervisory Board opinion the Company has achieved considerable success in increasing the scale and profitability of the outdoor and magazine publishing business lines. At the same time the market position of "Gazeta Wyborcza" has been maintained. This venture is profitable despite of difficult market.

The Supervisory Board also points out that due to external circumstances, precluding the Company from implementation of the development plans concerning acquisitions in the sector of broadcast television and educational publishing, the Management Board ought to formulate the alternative strategy of the Company's development, with which the Supervisory Board would like to become acquainted before the end of this year.

2. The Supervisory Board has favorably evaluated the difficult process of restructuring the organization, the management of business processes and human resources, which was undertaken by the Management Board and which includes AGORA SA and the affiliate companies. The process should be completed by the end of this financial year.

3. The Supervisory Board has also favorably evaluated the innovations implemented at the turn of 2003 in the scope of "Gazeta Wyborcza" promotion. It shall be noted that the sale of "Gazeta Wyborcza" increased in March and April 2004 and reached the average daily amount of 458,000 and 489,000 copies.

4. The resolution comes into force as of the date of its taking."

Draft resolutions of the GMS on June 24, 2004

02-06-2004

The Management Board hereby announces the contents of draft resolutions of the Annual General Meeting of Shareholders convened for 24 June 2004:

"Resolution no. 1

Pursuant to the provisions of article 393 item 1 and 395 § 2 item 1 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves on approving the Management Board's report on the Company's activity and the financial statement for 2003".

"Resolution no 2

Pursuant to the provisions of article 55 and article 63 c section 4 of the Accounting Act, the General Meeting of Shareholders resolves on approving the consolidated financial statement including the Company and the affiliate or associated companies, and the report on the Group activity in 2003".

"Resolution no. 3

Pursuant to the provisions of article 395 § 2 item 2 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves on allocating net profit of the Company for the financial year 2003 in the amount of PLN 7,801,792.66 (say seven million eight hundred one thousand seven hundred ninety two and 66/100) to cover loss from previous years resulting from a change in accounting policies, namely derecognition of embedded derivatives - in the amount of PLN 378,590.76 (say: three hundred seventy eight thousand five hundred ninety and 76/100), and the remaining amount of PLN 7,423,201.90 (say: seven million four hundred twenty three thousand two hundred one and 90/100) to increase the reserve capital of the Company".

"Resolution no. 4

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mrs. Wanda Rapaczynski, of the performance of her duties in 2003".

"Resolution no. 5

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mr. Piotr Niemczycki, of the performance of his duties in 2003".

"Resolution no. 6

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mrs. Helena Łuczywo, of the performance of her duties in 2003".

"Resolution no. 7

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mr. Zbigniew Bąk, of the performance of his duties in 2003".

"Resolution no. 8

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code, and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mrs. Anna Fornalczyk of the performance of her duties in the financial year 2003".

"Resolution no. 9

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Stanisław Sołtysiński of the performance of his duties in the financial year 2003".

"Resolution no. 10

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Tomasz Sielicki of the performance of his duties in the financial year 2003".

"Resolution no. 11

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Louis Zachary of the performance of his duties in the financial year 2003".

"Resolution no. 12

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Brian Cooper of the performance of his duties in the financial year 2003".

"Resolution no. 13

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Sandford Schwartz of the performance of his duties in the financial year 2003".

"Resolution no. 14

Pursuant to Art. 385 § 1 of the Commercial Companies Code as well as the provisions of § 18 section 2, § 20 section 2 letter c. and § section 2 of the Company's Statutes, the General Meeting of Shareholders hereby resolves to appoint Mrs. Anna Fornalczyk to the Supervisory Board of Agora SA".

"Resolution no. 15

Pursuant to Art. 385 § 1 of the Commercial Companies Code as well as the provisions of § 18 section 2, § 20 section 2 letter c. and § 21 section 2 of the Company's Statutes, the General Meeting of Shareholders hereby resolves to appoint Mr. Sandford Schwartz to the Supervisory Board of Agora SA".

"Resolution no. 16

In relation to the representation of Agora - Holding Spolka z ograniczoną odpowiedzialnoscia (Agora - Holding) of 11 March 1998 (notarial deed rep. A No. 1092/98) on its accession to AGORA Spółka Akcyjna with its registered seat in Warsaw (Agora) as well as the resolution of extraordinary Meeting of Shareholders of Agora - Holding of 28 May 1998 (notarial deed rep. A No. 4629/98) on the terms and conditions of sale by Agora - Holding of registered series B shares of Agora, subscribed for by Agora - Holding for the purposes of transferring the ownership title to a part of such shares to persons participating in the incentive plans and other similar incentive programs at Agora, such persons being authorised to purchase shares on the basis of a resolution of the General Meeting of Agora (Series B Shares), approval is hereby granted for the list of persons conditionally authorised to purchase series B shares totalling 45,133 (say: forty five thousand one hundred thirty three) which list was approved by Agora-Holding and included in attachment 2 to the Management Board's resolution no. 1 of 28 May 2004 and in the Supervisory Board's resolution of 14 May 2004."

"Resolution no. 17

In relation to the representation of Agora - Holding Spolka z ograniczoną odpowiedzialnoscia (Agora - Holding) of 11 March 1998 (notarial deed rep. A No. 1092/98) on its accession to AGORA Spółka Akcyjna with its registered seat in Warsaw (Agora) as well as the resolution of extraordinary Meeting of Shareholders of Agora - Holding of 28 May 1998 (notarial deed rep. A No. 4629/98) on the terms and conditions of sale by Agora - Holding of registered series B shares of Agora, subscribed for by Agora - Holding for the purposes of transferring the ownership title to a part of such shares to persons participating in the incentive plans and other similar incentive programs at Agora, such persons being authorised to purchase shares on the basis of a resolution of the General Meeting of Agora (Series B Shares), approval is hereby granted for the list of persons conditionally authorised to purchase series B shares totalling 1,222,327 (say: one million two hundred twenty two thousand three hundred twenty seven) which list was approved by Agora-Holding and included in attachment to the Management Board's resolution no. 2 of 28 May 2004."

"Resolution no. 18

Pursuant to the provisions of article 430 § 1 and article 444 § 2 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statute in the following manner:

1. § 8 section 1 shall have the following wording:

"1. In the period until June 30th, 2007 , the Company's Management Board shall be authorised to make

one or several increases of the share capital by a total amount not greater than PLN 42,568,143 (authorised capital)."

2. § 19 section 3 letter e shall have the following wording:

"e) the Company is the holder of at least 95% of the shares entitling the Company to exercise at least 95% of total voting rights at the shareholders meeting of the Affiliate."

3. § 28 section 2 shall have the following wording:

"2. Subject to the provisions of Section 3 of this paragraph, the Management Board shall be composed of from three to six members with the exact number determined by the shareholders holding the majority of preferred series A shares, and following the expiration of such preferred status of all series A shares, by the Supervisory Board. All decisions concerning the number of members of the Management Board must be presented to the chairman of the General Shareholders Meeting."

"Resolution no. 19

Pursuant to Art. 368 § 4 of the Polish Commercial Companies Code as well as § 28 of the Company's Statutes, the General Meeting of Shareholders hereby resolves to appoint Mr. Jarosław Szaliński to the Management Board of Agora SA, which resolution comes into force as of the date of registering by the court of the amendment to the Company's Statute concerning § 28 section 1 of the Company's Statute approved by the resolution no. 18 of the General Meeting of Shareholders."

"Resolution no. 20

Pursuant to article 430 of the Commercial Companies Code and article 9 section 4 of the Act of 20 August 1997on the National Court Registry, the General Meeting of Shareholders hereby approves the unified text of the Company's Statute, which includes the amendments approved by the resolution no. 18 of the General Meeting of Shareholders:

STATUTES OF "AGORA" JOINT STOCK COMPANY

I. GENERAL PROVISIONS

§ 1.

The Company shall operate under the name of "AGORA, Spółka Akcyjna", hereinafter referred to as the "Company".

§ 2

The Company was created as a result of the transformation of a company under the name of "Agora - Gazeta", a limited liability company headquartered in Warsaw, entered into the Commercial Register under the number of RHB 25478, kept by the District Court for the capital city of Warsaw, XVI Economic Department.

§ 3

The Company's registered seat shall be in the capital city of Warsaw.

§ 4

1. The Company shall operate within the territory of Poland and abroad.

2. Within the territory of its operation, the Company may establish branch offices and other organisational units, establish companies and join existing companies, as well as participate in all organisational and legal arrangements permitted under law.

II. SCOPE OF BUSINESS

§ 5

1. The scope of Company's business shall be:

1) newspaper publishing (22.12.Z);
2) book publishing (22.11.Z);
3) publishing magazines and periodicals (22.13.Z);
4) other publishing operations (22.15.Z);
5) newspaper printing (22.21.Z);
6) all other types of printing, otherwise not classified (22.22.Z);
7) composition of text and printing plates (22.24.Z);

8) other services related to printing (22.25.Z);
9) advertising (74.40.Z);
10) radio and television operations (92.20.Z);
11) releasing audio recordings (22.14.Z);
12) making films and video recordings (92.11.Z);
13) distribution of films and video recordings (92.12.Z);
14) rendering services related to installation, repair and maintenance of television and radio transmitters (32.20.B);
15) rendering services related to installation, repair and maintenance of professional radio and television equipment as well as all equipment necessary to steer sound and picture (32.30.B);
16) data processing (72.30.Z);
17) software related activities (72.20.Z):
18) rendering computer hardware related advice (72.10.Z);
19) fixed line telephony and telegraphy (64.20.A);
20) data transmission and data communications (64.20.C);
21) other telecommunication services (64.20.G);
22) market research and opinion polls (74.13.Z);
23) operating galleries and exhibition halls (92.31.E);
24) retail sale of books, newspapers, stationery articles (52.47.Z);
25) operation related to lotteries as well as sports and other bets placement (92.71.Z);
26) other sports related operations (92.62.Z);
27) other commercial operations otherwise unclassified (74.84.B);
28) operations related to holding management (74.15.Z);
29) accounting and book keeping operations (74.12.Z);
30) advisory services related to conducting commercial activities and management (74.14.A);
31) development and sale of real estate in its own name (70.11.Z);
32) purchase and sale of real estate in its own name (70.20.Z);
33) lease of real estate in its own name (70.20.Z);
34) management of real properties used for housing purposes (70.32.A);
35) management of real properties used for non-housing purposes (70.32.B);
36) other forms of granting credit facilities (65.22.Z);
37) other financial agency services, otherwise unclassified (65.23.Z);
38) carrying on activities of an information agency (92.40.Z);
39) carrying on activities related to data bases (72.40.Z);
40) carrying on activities related to archives (92.51.C);
41) operations of agents specialising in sale of specific type of goods or a specific group of goods, otherwise unclassified (51.18.Z);
42) operations of agents dealing in sale of various types of goods (51.19.Z).

2.The operations referred to in the above section may be conducted on the Company's own account and on the account of others, including in cooperation with domestic and foreign entrepreneurs.

§ 6

Subject to applicable laws, an amendment to the Company's scope of business may be made without the requirement to purchase shares from those shareholders who do not agree to such amendment.

III. SHARE CAPITAL. SHARES

§ 7

1. The share capital of the Company amounts to 56,757,525 (fifty six million seven hundred fifty seven and five hundred twenty five) zloty and is divided 56,757,525 (fifty six million seven hundred fifty seven and five hundred twenty five) series A, B, C, D, E and F shares with a nominal value of 1 (one) zloty each, including:

a) 4,281,600 (four million two hundred eighty one thousand six hundred) registered series A shares numbered from No. A000001 to No. A4281600;

b) 39,108,900 (thirty nine million one hundred and eight thousand nine hundred) registered series B shares numbered from No. B000001 to No. B39108900;

e) c) 750,000 (seven hundred and fifty thousand) registered series C shares numbered from No. C000001 to No. C750000

d) 2,267,025 (two million two hundred sixty seven thousand twenty five) registered series D shares numbered from No. D0000001 to No. D2267025;

e) 9,000,000 (nine million) bearer series E shares numbered from No. E0000001 to No. E9000000;

f) 1,350,000 (one million three hundred fifty thousand) bearer series F shares numbered from No. F0000001 to No. F1350000;

2. Shares listed in Section 1 item 1 letter a) to c) of this paragraph shall be registered shares subscribed by the shareholders as part of the Company's transformation from a limited liability company into a joint stock company referred to in § 2 herein.

3. Subject to the provisions of §17 herein, series A and C shares shall be preferred shares in that each such share shall entitle its holder to five votes at the General Meeting of the Shareholders.

4. The series A shares shall also enjoy preferences defined in §11, section 1 and section 6, §21, section 2, letter a), point (i), §22, section 1, §28, section 2, §30, section 2, letter a) and §31, section 1.

§ 8

1. In the period until June 30th, 2007 , the Company's Management Board shall be authorised to make one or several increases of the share capital by a total amount not greater than PLN 42,568,143 (authorised capital).

2. Management Board resolutions relating to delivery of shares in exchange for in-kind contributions shall not require consent of the Supervisory Board.

3. Subject to Section 4 within the limits of the authorised capital, the Management Board shall have the right to waive or to limit the preemptive rights upon consent of the Supervisory Board.

4. Authorisation, which is mentioned in the Section 3 above, is not applicable in case of increases of share capital which are to be offered to (i) individuals who currently work or who have worked on behalf of the Company or entities affiliated with the Company, pursuant to a contract of employment or other agreement such as mandate agreement or agreement for performance of a specific task or other agreement having similar effects, in the opinion of the Management Board, to a contract of employment, or (ii) an entity which will provide the shares subscribed thereby to persons referred to in point (i).

§ 9

The Company may issue bonds, including bonds convertible into shares.

§ 10

1. Bearer shares may not be converted into registered shares.

2. Conversion of registered series A, B and C shares to bearer shares shall be made within 30 days from the date of filing an application by the shareholder holding such shares, subject to this paragraph and §11 of the Statutes.

3. Subject to Sections 4 and 5 of this paragraph, series B shares numbered from No. B 000 001 to No. B 18 865 900 may be converted into bearer shares not earlier than after the following dates:

a) after July 1st, 2000, 20% of series B shares held by each shareholder on the date such shares were admitted to public trading, may be converted into bearer shares;

b) after July 1st, 2001, further 10% of series B shares held by each shareholder on the day such shares were admitted to public trading may be converted into bearer shares (a total of 30% of shares), and then after July 1st of each subsequent calendar year, the number of series B shares of each shareholder which will be available for conversion into bearer shares, will increase by 10% of the overall number of series B shares held by each shareholder on the date such shares were admitted to public trading.

4. Conversion of series B shares numbered from No. B 000 001 to No. B 18 865 900 into bearer shares may be made prior to the termination of the dates referred to in Section 3 above in the event of:

(i) the shareholder holding series B shares of such numbers acquiring retiree status provided that this shareholder has reached the age of 60 in case of women and 65 in case of men,

(ii) the shareholder holding shares of such numbers acquiring the right to benefits from social insurance fund, because of full inability to work or

(iii) death of shareholders holding shares with such numbers or

(iv) acquisition of such shares by a shareholder holding all the series A shares or another person appointed by the Company.

(v) Company's Management Board's consents for conversion of a specific number of such shares.

4'. Management Board of the Company may approve conversion of series B shares numbered from No. B 000 001 to No. B 18 865 900 into bearer shares in the event of the shareholder holding series B shares of

such numbers acquiring retiree status even if this shareholder has not reached the age referred to in section 4 point (i) or in case of reaching this age by such shareholder without acquiring retiree status.

5. Conversion of shares referred to in Section 4 may be effected at the request of a shareholder or heirs thereof as of: (i) July 1st of the year during which one of the events specified in the above referenced section, provided that it occurred not later than on July 1st of such year or (ii) July 1st of the year following that during which one of the events specified in point (i) above occurred.

6. It shall not be possible to convert registered series D shares into bearer shares at a request of a shareholder.

7. Conversion of registered series D shares into bearer shares may be effected by a resolution of the Management Board with the numbers of shares subject to such conversion and the date on which it will be made specified thereby.

7'. Sections 3 - 5 above shall not apply in the event of a public tender to subscribe for the sale or exchange of Company shares in compliance with the Act of 21 August 1997 - Law on Public Trading of Securities, hereinafter referred to as the "Law on Public Trading of Securities", provided that the Management Board represents, in a statement issued after the announcement of the tender, that it considers the tender to be hostile.

8. Any costs associated with the conversion of shares shall be borne by the Company.

§ 11

1. The sale or conversion of preferred series A shares into bearer shares requires the written consent of shareholders holding at least 50% of the preferred series A shares registered in the share register on the date of filing the application referred to in Section 2.

2. Shareholders intending to sell or to convert the preferred series A shares into bearer shares shall be obliged to deliver to the Management Board a request in writing for a permit for sale or conversion such addressed to all the remaining shareholders holding preferred series A shares who are authorised to grant such consent.

3. Within 14 days from the date of receipt of the request referred to in Section 2, the Management Board shall be obliged to deliver a copy of the request to each holder of preferred series A shares who are authorised to express their consent, to the address of each shareholder registered in the share register.

4. If the shareholder intending to sell or convert preferred series A shares into bearer shares does not receive written consents of holders of over 50% of preferred series A shares within 14 days from the date of delivery by the Management Board of a copy of the request referred to in Section 2 to the last of the shareholders authorised to grant their consent, it shall be assumed that consent was not granted.

5. The sale of preferred series A shares may occur at a price not greater than the nominal value of such shares.

6. The sale of preferred series C shares requires the written consent of the shareholders holding at least 80% of the preferred series A shares, unless the acquirer is a legal entity being (i) a wholly-owned direct or indirect subsidiary of the seller, (ii) a direct or indirect sole owner of the seller or (iii) a wholly-owned direct or indirect subsidiary of the sole owner of the seller. Sections 2 - 4 shall apply respectively.

IV. ORGANISATION OF THE GOVERNING BODIES

§ 12

The Company shall have the following governing bodies:

1) General Meeting of the Shareholders;
2) the Supervisory Board;
3) the Management Board.

A. General Meeting of the Shareholders

§ 13

1. The General Meeting of the Shareholders shall have competence in matters reserved to it under the Commercial Companies Code, provisions of other laws and as provided herein, subject to section 2.

2. Purchase and sale of a piece of real property or a share in a piece of real property shall not require a resolution of the Meeting of the Shareholders

§ 14

Apart from persons indicated in the provisions of the Commercial Companies Code, each member of the Supervisory Board meeting the requirements set forth in § 20 Section 6 may request the Management Board to call a General Meeting of the Shareholders, and if such request is not complied with, call such meeting himself.

§ 15

1. Resolutions of the General Meeting of the Shareholders shall be adopted by an absolute majority of votes cast unless the Commercial Companies Code, provisions of other laws or these statutes provide for different terms of adopting such resolutions.

2. In addition to matters as provided by law, the absolute majority of 3/4 (three quarters) of votes cast shall be required for validity of resolutions concerning:

a) a merger of the Company with another entity, other forms of consolidation that are or will be allowed under law, and division of the Company;

b) the remuneration of members of the Supervisory Board, including individual remuneration of those members who were elected to a continuous supervisory.

3. Subject to section 4, the absolute majority of 3/4 (three quarters) votes cast when the Shareholders representing at least 50% of the Company's share capital are present, shall be required for the resolution on the removal of matters from the agenda of the General Meeting of the Shareholders that were previously contained in the agenda. In the event a motion for such resolution is submitted by the Management Board an absolute majority of votes cast shall be required in order to adopt such a resolution.

4. Removal of any matters from the agenda of a General Meeting of the Shareholders at the request made on the basis of Article 400 of the Commercial Companies Code by a shareholder representing at least one tenth of the Company's share capital, shall require consent of the shareholder who made such request.

5. Adoption of a resolution relating to shareholder's liability with respect to the Company due to any reason shall require an absolute majority of 3 (three quarters) of votes cast in the presence of shareholders representing at least 50% of all the Company shares which may be voted in the adoption of such resolution.

§ 16

1. The General Meeting of the Shareholders shall be opened by the chairman or another member of the Supervisory Board, and in case of their absence by a member of the Management Board, except for cases where the General Shareholders Meeting is called by a member of the Supervisory Board as provided in paragraph 20 section 6. In such cases, such member of the Supervisory Board or a person delegated by such person shall open the Meeting and present the reasons for calling such meeting.

2. The General Meeting of the Shareholders may approve its rules and regulations stipulating in detail the organisation and procedures for holding meetings. Adoption, amendment or termination of the rules and regulations must be passed by a majority of 3/4 votes cast.

§ 17

1. Subject to section 2 none of the shareholders may exercise more than 20% of the overall number of votes at the General Meeting of the Shareholders, provided that for the purposes of establishing obligations of purchasers of material blocks of shares as provided in the Law on Public Trading of Securities such restriction of the voting rights does not exist.

2. The restriction of the voting rights referred to in section 1 shall not apply to:

a) shareholders holding the preferred series A shares;

b) the deposit bank which, on the basis of agreement with the Company, issued depository receipts based on the Company Shares, in the event that such entity exercises the voting rights attached to shares which were the basis for the issuance of depository receipts; and

c) a shareholder who, while having no more than 20% of the overall number of votes at the General Meeting of the Shareholders, announced a tender for subscription for the sale or exchange of all the shares of the Company and in result of such tender purchased shares which, including the previously held Company shares, authorise it to exercise at least 75% of the overall number of votes at the General Meeting of the Shareholders. For the purposes of calculating a shareholder's share in the overall number of votes at the General Meeting of the Shareholders referred to above it is assumed that the restriction of the voting rights provided in section 1 does not exist.

3. For the purposes of Section 1 and section 2, letter c), exercise of votes by a subsidiary shall be treated as the exercise of votes by a parent company (dominating entity) as defined in the Law on Public Trading of Securities.

4. The percentage share of a shareholder who holds any preferred series C shares in the overall number of votes at the General Meeting of the Shareholders may not be greater than the percentage share of such shareholders in the overall number of shares which form the Company's share capital on the date of holding a General Meeting of the Shareholders.

5. At any General Meeting of the Shareholders the percentage of votes of foreign entities and entities controlled by foreign entities may not be greater than 49%.

6. Each share, whether preferred or not, entitles its holder to one vote in connection with passing a resolution regarding the withdrawal of the Company's shares from public trading.

B. Supervisory Board

§ 18

1. The Supervisory Board shall be composed of five members including the chairman, and shall be elected in accordance with the provisions of §20 and §21.

2. The Chairman of the Supervisory Board is chosen by the General Shareholders Meeting. Members of the Supervisory Board may elect a deputy of the chairman or persons performing other functions from among themselves.

§ 19

1. In addition to matters provided for in the provisions of the Commercial Companies Code, the following shall be within the exclusive competency of the Supervisory Board:

a) setting the remuneration of the members of the Management Board payable by the Company, and representing the Company in agreements and disputes with the members of the Management Board;

b) subject to Sections 2, 3 and 4 of this paragraph, granting consent for the Company to enter into or to amend an agreement with an Affiliate of the Company within the meaning of the Law on the Public Trading of Securities and enforcement regulations issued on the basis thereof (Affiliate);

c) approving an auditor selected by the Management Board to review the Company's financial statements, unless the same auditor reviewed the financial statements for the year preceding the given financial year.

2. In case of:

a) agreements referring to the operations of the Company as provided in its Statutes and made in accordance with general terms of agreements, contractual regulations and price lists, the Supervisory Board may, at the request of the Management Board, grant its consent for entering into such type of agreements and designate the time of validity of such consent;

b) loan agreements, additional payments, guarantees and sureties entered into between the Company and entities controlled thereby or associated therewith within the meaning of the accounting regulations, the Supervisory Board may grant a general consent pursuant to annual or long-term plans of financing those entities as presented by the Management Board, and designate the validity of such consent, which shall not be shorter than one year.

3. The consent of the Supervisory Board referred to in Section 1, letter b shall not be required if:

a) the value of the rights and obligations arising from such agreement on behalf of one of the parties thereto does not exceed, during the subsequent 12 calendar months, the PLN equivalent of EURO 1,000,000 (one million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into or amending such agreement,

b) the value of expenses incurred by the Company in relation to subscription for shares in a company in which an Affiliate has any shareholding or purchase of shares from an Affiliate, does not exceed the PLN equivalent of EURO 2,000,000 (two million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into the company's deed of association (the founders signing statutes), adoption of a resolution increasing the share capital or entering into an agreement transferring the ownership of shares,

c) the expenses shall constitute the remuneration due pursuant to the rules of remuneration as required by the labour law or the resolutions of the General Meeting of the Shareholders,

d) the agreement is made on the basis of a resolution of the General Meeting of the Shareholders,

e) the Company is the holder of at least 95% of the shares entitling the Company to exercise at least 95% of total voting rights at the shareholders meeting of the Affiliate,

f) a party to the agreement is a depository bank which purchased Company's shares for the purposes of issuing depository receipts abroad or an entity affiliated to such bank within the meaning of the Law on the Public Trading of Securities and enforcement regulations issued on the basis thereof,

g) amendment of an agreement which was previously approved does not result in an increase of the value of Company liabilities by more than PLN equivalent of EURO 500,000 (five hundred thousand) at the average rate of exchange quoted by the National Bank of Poland on the date of such amendment.

4. No consent of the Supervisory Board for taking actions referred to in section 1, letter b and c hereof shall be required, if the Supervisory Board is not able to adopt resolutions, because the number of Supervisory Board members at that time is lower than required by the Statutes and such circumstances last for more than 14 days.

§ 20

1. The term of office of the members of the first Supervisory Board shall be one year starting from the transformation of the Company referred to in § 2 herein.

2. Members of subsequent Supervisory Boards shall be elected - subject to the exceptions referred to in points (a) and (b) below - for three year terms in such a manner so that during each subsequent three year period the membership of the Board is completely changed due to the annual expiration of the mandates of two members. To that effect, the election of members of the Supervisory Board shall be effected in the following manner:

a) two members of the second Supervisory Board shall be elected for a one year term, and upon the expiry of their mandates - two persons shall be elected to the Supervisory Board for a three year term;

b) two other members of the second Supervisory Board shall be elected for a two year term, and upon the expiry of their mandates two persons shall be elected to the Supervisory Board for a three year term;

c) the chairman shall be elected for a three year term.

3. Members of subsequent Supervisory Boards shall be elected for three-year terms as provided above.

4. Members of the Supervisory Board may be re-elected.

5. Persons employed by the Company or by entities controlled by the Company within the meaning of the Law on the Public Trading of Securities cannot be members of the Supervisory Board.

6. At least three members of the Supervisory Board shall be a person who satisfies the following conditions:

a) is not an Affiliate of the Company (except for being a member of the Company's Supervisory Board) nor is an Affiliate of an entity controlling or controlled by the Company or an Affiliate of an entity controlled by an entity controlling the Company, within the meaning of the Law on the Public Trading of Securities, collectively, the "Agora Group"; and

b) is not related to, or of kin to a second degree, to an employee of an entity included in the Agora Group.

7. All members elected to the Supervisory Board, regardless of the election procedure, who meet the criteria set forth in Section 6 above, shall serve as members referred to in Section 6 of this paragraph.

8. Majority of members of the Supervisory Board shall be Polish citizens residing in Poland.

§ 21

1. Members of the first Supervisory Board shall be elected pursuant to the resolutions on the transformation of the Company referred to in §2 herein, subject to the provisions of §20, Sections 6 and 8 hereof.

2. Members of subsequent Supervisory Boards shall be elected by the General Meeting of the Shareholders subject to the following terms and conditions:

a) candidates may be exclusively nominated by:

(i) shareholders holding preferred series A shares or

(ii) shareholders who documented their entitlement to not less than 5% of the votes at the last

Shareholders Meeting before the candidates were nominated and who at the time of making the nomination hold not less than 5% of the share capital of the Company, provided that in order to ensure a proper nomination, it is necessary for the shareholder making such nomination to prove his right to at least 5% of the votes at the Shareholders Meeting where such nomination shall be voted on;

b) candidates shall be nominated in writing not later than 7 (seven) days prior to the General Meeting of the Shareholders. Each nomination should include a personal profile of the candidate as well as the grounds for the nomination, including an overview of such candidate's professional qualifications and experience. A written consent of the candidate should be appended to each nomination, and in the event that such candidate meets the conditions specified in § 20 Section 6, a written declaration submitted by such candidate, confirming that he meets such requirements should also be appended;

c) in the event that the nomination of the candidates is not made in accordance with the above guidelines and the provisions of §20 Sections 6 and 8, the Management Board or the Supervisory Board shall nominate the candidates for members of the Supervisory Board;

3. Subject to the exceptions provided in section 5, the principles of making nominations for members and appointment of members of the Supervisory Board as provided in Section 2 of this paragraph and §20, Section 2, shall apply to the newly appointed members in case of dismissal, expiry of mandate or inability to perform a mandate by a member of the Supervisory Board due to other reasons, respectively. The term in office of such new member shall end at the same time as would the term of his predecessor.

4. In the event that mandates of all the members of the Supervisory Board expire in result of election of at least one Supervisory Board member by group voting, in the elections of members of the Supervisory Board appointed otherwise than by voting by groups, there shall apply the provisions of Section 2 of this paragraph and §20 Section 2 of the Statutes, respectively, provided that the candidates may be nominated and justified orally in the course of a General Meeting of the Shareholders.

5. Should a Supervisory Board member's mandate expire due to his or her resignation the other Supervisory Board members may appoint a new member who shall perform his/her functions until the General Meeting appoints a Supervisory Board member, however not longer than until the end of the term of its predecessor. Appointments of Supervisory Board members pursuant to this section shall comply with §20, sections 6 and 8, §21, section 2, letter b, second sentence and §24, section 1, respectively. The Supervisory Board may not have more than two members appointed on the above terms.

§ 22

1. Dismissal (removal) of a member of the Supervisory Board prior to the end of his term of office may be effected by a resolution of the General Meeting of the Shareholders adopted by a simple majority of votes, provided that until the expiry of the preferred status of series A shares 80% of voting rights attached to all outstanding series A shares are cast in favour of such resolution.

2. Resignation from the function of a Supervisory Board member should be made to the Supervisory Board in writing, otherwise being invalid.

§ 23

1. Resolutions of the Supervisory Board shall be adopted at the meetings of the Board, unless all its members sign the same or separate copies of a draft resolution. The meetings of the Supervisory Board shall be convened by its chairman or his deputy and in case the chairman is absent and/or his deputy has not been elected -- by a member of the Supervisory Board designated by the chairman. A meeting of the Supervisory Board may be called by any member referred to in §20, Section 6. Persons authorised to convene meetings of the Supervisory Board shall be obligated to convene such meetings upon the request of the Management Board made by way of a resolution and at the request of any member of the Supervisory Board. Meetings convened in such manner shall occur not later than 14 days following the receipt of such request by the person authorised to convene such a meeting.

2. Members of the Management Board may participate in the meetings of the Supervisory Board in an advisory capacity.

3. Agreements concerning the rights and obligations of the members of the Management Board shall be signed by the chairman of the Supervisory Board, and in the event of his absence, by any other member authorised by the Supervisory Board. Other legal acts between the Company and members of the Management Board shall be made in accordance with the same procedure.

4. Meetings of the Supervisory Board shall be held on as required basis, however, not less often than once per calendar quarter.

5. Meetings of the Supervisory Board may be held by way of a conference call, in a manner allowing communication among all members taking part in such meeting. The place of the meeting held by way of such conference shall be deemed as the place of the person who chairs the meeting.

6. Supervisory Board Members may participate in adoption of Supervisory Board resolutions by casting their votes in writing through another member of the Supervisory Board. Casting a vote in writing may not apply to matters introduced to the agenda at the Supervisory Board meeting.

§ 24

1. Unless otherwise provided herein, the resolutions of the Supervisory Board shall be adopted by an absolute majority of votes cast in the presence of at least three members of the Supervisory Board. In cases where an equal number of votes is cast, the chairman's vote shall prevail.

2. Resolutions concerning granting consent to enter into agreements referred to in § 19 hereof shall require at least one "for" vote cast by the members referred to in §20, Section 6, provided further that such resolution shall require that any member of the Supervisory Board having any interest therein shall not be entitled to vote in favour of such resolution.

2'. Supervisory Board resolutions relating to suspending Management Board members in their duties and delegating Supervisory Board members to perform, on temporary basis, functions of Management Board members who cannot exercise their duties, must be voted in favour by the majority of members referred to in §20, section 6.

3. At the request of any of the members referred to in §20, Section 6, the Supervisory Board shall be obliged to carry out all supervisory activities contained in such request and described in the provisions of the Commercial Companies Code, provided that the member submitting such request shall be appointed to directly perform any such supervisory activities.

§ 25

The same non-competition provisions and restrictions on dealings with competing entities that apply to members of the Management Board shall also apply to members of the Supervisory Board delegated to perform continuous individual supervision within the meaning of the Commercial Code.

§ 26

1. The General Meeting of the Shareholders may adopt rules and regulations for the Supervisory Board stipulating the organisation and the manner in which the actions of the latter will be performed.

2. A resolution of the General Meeting concerning the above provision, as well as any amendment to the rules and regulations or the repeal thereof shall require an absolute majority of 3/4 (three quarters) of votes cast.

C. Management Board

§ 27

1. The Management Board shall manage the Company's affairs and represent the Company in dealings with third parties.

2. The responsibilities of the Management Board shall include all matters related to conducting the Company's affairs, provided they were not delegated otherwise, and the appointment of an independent auditor responsible for auditing the financial statements. If the approval of the Supervisory Board set forth in §19 Section 1 letter c is withheld, the Management Board is obliged to make the appointment again.

§ 28

1. The Management Board is elected by the General Meeting of the Shareholders, except for provisions of Section 3 of this paragraph.

2. Subject to the provisions of Section 3 of this paragraph, the Management Board shall be composed of from three to six members with the exact number determined by the shareholders holding the majority of preferred series A shares, and following the expiration of such preferred status of all series A shares, by the Supervisory Board. All decisions concerning the number of members of the Management Board must be presented to the chairman of the General Shareholders Meeting.

3. During the term of its office the Management Board may elect by co-optation not more than two additional members; the co-optation of additional members is effected by a resolution of the Management Board.

4. The majority of members of the Management Board shall be Polish citizens residing in Poland.

§29

1. The first Management Board shall be elected for a term of two years, the second for a period of three years, and the following Boards shall be elected for a term of five years.

2. Management Board members shall be appointed for a period of joint term.

3. Members of the Management Board may be re-elected.

§30.

1. Members of the first Management Board shall be appointed by the resolution on the transformation of the Company referred to in § 2 herein, provided that the requirement of § 28 Section 4 of the Statute is complied with. The principle of co-optation referred to in § 28 Section 3 above shall apply respectively during the term of the office of the first Management Board.

2. Members of subsequent Management Boards shall be elected in the following manner:

a) candidates for the Management Board shall be nominated exclusively by shareholders holding preferred series A shares, and following the expiry of the preferred status of all such shares, by the Supervisory Board;

b) furthermore, the applicable provisions regarding nomination of members to the Supervisory Board shall also apply to nominating members to the Management Board.

3. In the event that the persons authorised to determine the number of members of the Management Board and to nominate candidates for such members do not exercise one or both of the above rights, the number of members of the Management Board elected by the General Shareholders Meeting shall be determined by such Shareholders Meeting, while each shareholder during such Shareholders Meeting shall be able to nominate candidates for such members.

§31

1. Individual or all members of the Management Board may be dismissed (removed), due to important reasons, prior to the end of their term of office on the basis of the resolution adopted by the General Meeting of the Shareholders in a manner prescribed for the dismissal of the members of the Supervisory Board. A resolution on dismissal (removal) of Management Board members should state the reasons for which such dismissal is made.

2. Members of the Management Board elected pursuant to § 28 Section 3 herein may be dismissed in the manner referred to in Section 1 of this paragraph or by the resolution of the Management Board but the persons concerned cannot vote in this case.

§32

1. In the event that some members of the Management Board are dismissed or their mandate expires during the term of office for other reasons, supplementary elections shall be held only at such time as when the number of members of the Management Board performing their functions is less than three or when the composition of the Management Board does not comply with the requirement specified in §28, Section 4 hereof.

2. If the number of members of the Management Board is ever less than that required in the previous Section, the Management Board shall be obligated to immediately convene an extraordinary General Meeting of the Shareholders in order to hold supplementary elections. Supplementary elections may take place also during the ordinary General Meeting of the Shareholders if, in accordance with provisions of law, such meeting must be convened within a short period of time, while convening an extraordinary General Meeting of the Shareholders would not be appropriate in such case.

3. In the event of supplementary elections, provisions regarding the election of members of the Management Board for their full term shall apply.

§ 33

1. Members of the Management Board may elect the chairman or persons performing other functions among themselves.

2. The Management Board may adopt rules and regulations, which specify in detail its organisation and the procedures of its operations.

§ 34

Resolutions of the Management Board shall be adopted by a simple majority of votes cast.

§ 35

1. Members of the Management Board shall be bound by a non-competition clause. In particular they cannot engage in any competitive business or participate in such business as its participant, a shareholder or member of its governing bodies.

2. The above prohibition does not pertain to the participation by members of the Management Board in supervisory and management bodies of competing entities in which the Company directly or indirectly holds any shares and the acquisition by members of the Management Board of no more than 1% of the shares in competing public companies.

§ 36

Each member of the Management Board shall be authorised to make binding statements with respect to property rights and obligations of the Company and to sign on behalf of the Company.

V. FINANCIAL MANAGEMENT AND ACCOUNTING

§ 37

1. The Company's equity shall be composed of:

a) share capital;
b) spare capital;
c) reserve capital.

2. The Company may create and dissolve by way of resolutions passed by the General Meeting of the Shareholders reserve capital at the beginning and during the accounting year.

§ 38

1. The Shareholders shall be entitled to net profits reflected in the Company's balance sheet for the last financial year and to that part which was designated by General Meeting of the Shareholders for distribution.

2. Profits shall be distributed among the Shareholders in proportion to the nominal value of shares held by them.

3. Any resolution regarding the distribution of part or all of the profits in the form of a dividend must be adopted by an absolute majority of 3/4 (three quarters) of the votes cast to be valid.

VI. FINAL PROVISIONS

§ 39

1. The Company may be dissolved as provided by law or by way of a resolution adopted by the General Meeting of the Shareholders by a majority of 3/4 (three quarters) of the votes cast in the presence of shareholders representing at least 3/4 (three quarters) of the share capital. The majority referred to in the previous sentence shall be required for a decision regarding the continued existence of the Company if the Company's balance sheet ever shows a loss exceeding the sum of the spare and reserve capital and 1/3 (one third) of the share capital.

2. In the event of the Company's liquidation, the General Meeting of the Shareholders shall appoint, upon the request of the Supervisory Board, one or more liquidators from among the members of the Management Board and shall determine the appropriate liquidation procedures.

§40

All matters not provided for herein shall be governed by the appropriate provisions of law, and in particular, the Commercial Companies Code."

Resolutions of the GSM on June 24, 2004

25-06-2004

The Management Board hereby announces the resolutions of the Annual General Meeting of Shareholders held on 24 June 2004:

Resolution no. 1

Pursuant to the provisions of article 393 item 1 and 395 § 2 item 1 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves on approving the Management Board's report on the Company's activity and the financial statement for 2003.

Resolution no 2

Pursuant to the provisions of article 55 and article 63 c section 4 of the Accounting Act, the General Meeting of Shareholders resolves on approving the consolidated financial statement including the Company and the affiliate or associated companies, and the report on the Group activity in 2003.

Resolution no. 3

Pursuant to the provisions of article 395 § 2 item 2 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves on allocating net profit of the Company for the financial year 2003 in the amount of PLN 7,801,792.66 (say seven million eight hundred one thousand seven hundred ninety two and 66/100) to cover loss from previous years resulting from a change in accounting policies, namely derecognition of embedded derivatives - in the amount of PLN 378,590.76 (say: three hundred seventy eight thousand five hundred ninety and 76/100), and the remaining amount of PLN 7,423,201.90 (say: seven million four hundred twenty three thousand two hundred one and 90/100) to increase the reserve capital of the Company.

Resolution no. 4

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mrs. Wanda Rapaczynski, of the performance of her duties in 2003.

Resolution no. 5

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mr. Piotr Niemczycki, of the performance of his duties in 2003.

Resolution no. 6

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mrs. Helena Łuczywo, of the performance of her duties in 2003.

Resolution no. 7

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mr. Zbigniew Bąk, of the performance of his duties in 2003.

Resolution no. 8

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code, and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mrs. Anna Fornalczyk of the performance of her duties in the financial year 2003.

Resolution no. 9

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Stanisław Sołtysiński of the performance of his duties in the financial year 2003.

Resolution no. 10

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Tomasz Sielicki of the performance of his duties in the financial year 2003.

Resolution no. 11

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Louis Zachary of the performance of his duties in the financial year 2003.

Resolution no. 12

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Brian Cooper of the performance of his duties in the financial year 2003.

Resolution no. 13

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Sandford Schwartz of the performance of his duties in the financial year 2003.

Resolution no. 14

Pursuant to Art. 385 § 1 of the Commercial Companies Code as well as the provisions of § 18 section 2, § 20 section 2 letter c. and § section 2 of the Company's Statutes, the General Meeting of Shareholders hereby resolves to appoint Mrs. Anna Fornalczyk to the Supervisory Board of Agora SA.

Resolution no. 15

Pursuant to Art. 385 § 1 of the Commercial Companies Code as well as the provisions of § 18 section 2, § 20 section 2 letter c. and § 21 section 2 of the Company's Statutes, the General Meeting of Shareholders hereby resolves to appoint Mr. Sandford Schwartz to the Supervisory Board of Agora SA.

Resolution no. 16

In relation to the representation of Agora - Holding Spolka z ograniczoną odpowiedzialnoscia (Agora - Holding) of 11 March 1998 (notarial deed rep. A No. 1092/98) on its accession to AGORA Spółka Akcyjna with its registered seat in Warsaw (Agora) as well as the resolution of extraordinary Meeting of Shareholders of Agora - Holding of 28 May 1998 (notarial deed rep. A No. 4629/98) on the terms and conditions of sale by Agora - Holding of registered series B shares of Agora, subscribed for by Agora - Holding for the purposes of transferring the ownership title to a part of such shares to persons participating in the incentive plans and other similar incentive programs at Agora, such persons being authorised to purchase shares on the basis of a resolution of the General Meeting of Agora (Series B Shares), approval is hereby granted for the list of persons conditionally authorised to purchase series B shares totalling 45,133 (say: forty five thousand one hundred thirty three) which list was approved by Agora-Holding and included in attachment 2 to the Management Board's resolution no. 1 of 28 May 2004 and in the Supervisory Board's resolution of 14 May 2004.

Resolution no. 17

In relation to the representation of Agora - Holding Spolka z ograniczoną odpowiedzialnoscia (Agora - Holding) of 11 March 1998 (notarial deed rep. A No. 1092/98) on its accession to AGORA Spółka Akcyjna with its registered seat in Warsaw (Agora) as well as the resolution of extraordinary Meeting of Shareholders of Agora - Holding of 28 May 1998 (notarial deed rep. A No. 4629/98) on the terms and conditions of sale by Agora - Holding of registered series B shares of Agora, subscribed for by Agora - Holding for the purposes of transferring the ownership title to a part of such shares to persons participating in the incentive plans and other similar incentive programs at Agora, such persons being authorised to purchase shares on the basis of a resolution of the General Meeting of Agora (Series B Shares), approval is hereby granted for the list of persons conditionally authorised to purchase series B shares totalling 1,222,327 (say: one million two hundred twenty two thousand three hundred twenty seven) which list was approved by Agora-Holding and included in attachment to the Management Board's resolution no. 2 of 28 May 2004.

Resolution no. 18

The Annual Meeting of Shareholders resolves that the amendments to the Company's Statute proposed by the Management Board as one resolution, will be voted on as two separate resolution, i.e. the amendment of the § 8 of the Company's Statute as one resolution and § 19 and § 28 of the Company's Statute as second resolution

Resolution no. 19

Pursuant to the provisions of article 430 § 1 and article 444 § 2 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statute in the following manner:

§ 8 section 1 shall have the following wording:

1. In the period until June 30th, 2007 , the Company's Management Board shall be authorised to make one or several increases of the share capital by a total amount not greater than PLN 42,568,143 (authorised capital).

Resolution no. 20

Pursuant to the provisions of article 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statute in the following manner:

1. § 19 section 3 letter e shall have the following wording:

§ 19 e) the Company is the holder of at least 95% of the shares entitling the Company to exercise at least 95% of total voting rights at the shareholders meeting of the Affiliate.

2. § 28 section 2 shall have the following wording:

§ 28 section 2. Subject to the provisions of Section 3 of this paragraph, the Management Board shall be composed of from three to six members with the exact number determined by the shareholders holding the majority of preferred series A shares, and following the expiration of such preferred status of all series A shares, by the Supervisory Board. All decisions concerning the number of members of the Management Board must be presented to the chairman of the General Shareholders Meeting.

Resolution no. 21

Pursuant to Art. 368 § 4 of the Polish Commercial Companies Code as well as § 28 of the Company's Statutes, the General Meeting of Shareholders hereby resolves to appoint Mr. Jarosław Szaliński to the Management Board of Agora SA, which resolution comes into force as of the date of registering by the court of the amendment to the Company's Statute concerning § 28 section 1 of the Company's Statute approved by the resolution no. 18 of the General Meeting of Shareholders.

Resolution no. 22 pertained to the observance of regulations.

Resolution no. 23

Pursuant to article 430 of the Commercial Companies Code and article 9 section 4 of the Act of 20 August 1997on the National Court Registry, the General Meeting of Shareholders hereby approves the unified text of the Company's Statute, which includes the amendments approved by the resolution no. 19 and 20 of the General Meeting of Shareholders:

STATUTES OF AGORA JOINT STOCK COMPANY

I. GENERAL PROVISIONS

§ 1.

The Company shall operate under the name of AGORA, Spółka Akcyjna, hereinafter referred to as the Company.

§ 2

The Company was created as a result of the transformation of a company under the name of Agora - Gazeta, a limited liability company headquartered in Warsaw, entered into the Commercial Register under the number of RHB 25478, kept by the District Court for the capital city of Warsaw, XVI Economic Department.

§ 3

The Company's registered seat shall be in the capital city of Warsaw.

§ 4

1. The Company shall operate within the territory of Poland and abroad.

2. Within the territory of its operation, the Company may establish branch offices and other organisational units, establish companies and join existing companies, as well as participate in all organisational and legal arrangements permitted under law.

II. SCOPE OF BUSINESS

§ 5

1. The scope of Company's business shall be:

1) newspaper publishing (22.12.Z);
2) book publishing (22.11.Z);
3) publishing magazines and periodicals (22.13.Z);
4) other publishing operations (22.15.Z);
5) newspaper printing (22.21.Z);
6) all other types of printing, otherwise not classified (22.22.Z);
7) composition of text and printing plates (22.24.Z);
8) other services related to printing (22.25.Z);
9) advertising (74.40.Z);
10) radio and television operations (92.20.Z);
11) releasing audio recordings (22.14.Z);
12) making films and video recordings (92.11.Z);
13) distribution of films and video recordings (92.12.Z);
14) rendering services related to installation, repair and maintenance of television and radio transmitters (32.20.B);
15) rendering services related to installation, repair and maintenance of professional radio and television equipment as well as all equipment necessary to steer sound and picture (32.30.B);
16) data processing (72.30.Z);
17) software related activities (72.20.Z):
18) rendering computer hardware related advice (72.10.Z);
19) fixed line telephony and telegraphy (64.20.A);
20) data transmission and data communications (64.20.C);
21) other telecommunication services (64.20.G);
22) market research and opinion polls (74.13.Z);
23) operating galleries and exhibition halls (92.31.E);
24) retail sale of books, newspapers, stationery articles (52.47.Z);
25) operation related to lotteries as well as sports and other bets placement (92.71.Z);
26) other sports related operations (92.62.Z);
27) other commercial operations otherwise unclassified (74.84.B);
28) operations related to holding management (74.15.Z);
29) accounting and book keeping operations (74.12.Z);
30) advisory services related to conducting commercial activities and management (74.14.A);
31) development and sale of real estate in its own name (70.11.Z);
32) purchase and sale of real estate in its own name (70.20.Z);
33) lease of real estate in its own name (70.20.Z);
34) management of real properties used for housing purposes (70.32.A);
35) management of real properties used for non-housing purposes (70.32.B);
36) other forms of granting credit facilities (65.22.Z);
37) other financial agency services, otherwise unclassified (65.23.Z);
38) carrying on activities of an information agency (92.40.Z);
39) carrying on activities related to data bases (72.40.Z);
40) carrying on activities related to archives (92.51.C);
41) operations of agents specialising in sale of specific type of goods or a specific group of goods, otherwise unclassified (51.18.Z);
42) operations of agents dealing in sale of various types of goods (51.19.Z).

2. The operations referred to in the above section may be conducted on the Company's own account and on the account of others, including in cooperation with domestic and foreign entrepreneurs.

§ 6

Subject to applicable laws, an amendment to the Company's scope of business may be made without the requirement to purchase shares from those shareholders who do not agree to such amendment.

III. SHARE CAPITAL. SHARES

§ 7

1. The share capital of the Company amounts to 56,757,525 (fifty six million seven hundred fifty seven and five hundred twenty five) zloty and is divided 56,757,525 (fifty six million seven hundred fifty seven and five hundred twenty five) series A, B, C, D, E and F shares with a nominal value of 1 (one) zloty each, including:

a) 4,281,600 (four million two hundred eighty one thousand six hundred) registered series A shares numbered from No. A000001 to No. A4281600;

b) 39,108,900 (thirty nine million one hundred and eight thousand nine hundred) registered series B shares numbered from No. B000001 to No. B39108900;

c)750,000 (seven hundred and fifty thousand) registered series C shares numbered from No. C000001 to No. C750000

d) 2,267,025 (two million two hundred sixty seven thousand twenty five) registered series D shares numbered from No. D0000001 to No. D2267025;

e) 9,000,000 (nine million) bearer series E shares numbered from No. E0000001 to No. E9000000;

f) 1,350,000 (one million three hundred fifty thousand) bearer series F shares numbered from No. F0000001 to No. F1350000;

2. Shares listed in Section 1 item 1 letter a) to c) of this paragraph shall be registered shares subscribed by the shareholders as part of the Company's transformation from a limited liability company into a joint stock company referred to in § 2 herein.

3. Subject to the provisions of §17 herein, series A and C shares shall be preferred shares in that each such share shall entitle its holder to five votes at the General Meeting of the Shareholders.

4. The series A shares shall also enjoy preferences defined in §11, section 1 and section 6, §21, section 2, letter a), point (i), §22, section 1, §28, section 2, §30, section 2, letter a) and §31, section 1.

§ 8.

1. In the period until June 30th, 2007 , the Company's Management Board shall be authorised to make one or several increases of the share capital by a total amount not greater than PLN 42,568,143 (authorised capital).

2. Management Board resolutions relating to delivery of shares in exchange for in-kind contributions shall not require consent of the Supervisory Board.

3. Subject to Section 4 within the limits of the authorised capital, the Management Board shall have the right to waive or to limit the preemptive rights upon consent of the Supervisory Board.

4. Authorisation, which is mentioned in the Section 3 above, is not applicable in case of increases of share capital which are to be offered to (i) individuals who currently work or who have worked on behalf of the Company or entities affiliated with the Company, pursuant to a contract of employment or other agreement such as mandate agreement or agreement for performance of a specific task or other agreement having similar effects, in the opinion of the Management Board, to a contract of employment, or (ii) an entity which will provide the shares subscribed thereby to persons referred to in point (i).

§ 9

The Company may issue bonds, including bonds convertible into shares.

§ 10

1. Bearer shares may not be converted into registered shares.

2. Conversion of registered series A, B and C shares to bearer shares shall be made within 30 days from the date of filing an application by the shareholder holding such shares, subject to this paragraph and §11 of the Statutes.

3. Subject to Sections 4 and 5 of this paragraph, series B shares numbered from No. B 000 001 to No. B 18 865 900 may be converted into bearer shares not earlier than after the following dates:

a) after July 1st, 2000, 20% of series B shares held by each shareholder on the date such shares were admitted to public trading, may be converted into bearer shares;

b) after July 1st, 2001, further 10% of series B shares held by each shareholder on the day such shares were admitted to public trading may be converted into bearer shares (a total of 30% of shares), and then after July 1st of each subsequent calendar year, the number of series B shares of each shareholder which will be available for conversion into bearer shares, will increase by 10% of the overall number of series B shares held by each shareholder on the date such shares were admitted to public trading.

4. Conversion of series B shares numbered from No. B 000 001 to No. B 18 865 900 into bearer shares may be made prior to the termination of the dates referred to in Section 3 above in the event of:

(i) the shareholder holding series B shares of such numbers acquiring retiree status provided that this

shareholder has reached the age of 60 in case of women and 65 in case of men,

(ii) the shareholder holding shares of such numbers acquiring the right to benefits from social insurance fund, because of full inability to work or

(iii) death of shareholders holding shares with such numbers or

(iv) acquisition of such shares by a shareholder holding all the series A shares or another person appointed by the Company.

(v) Company's Management Board's consents for conversion of a specific number of such shares.

4'. Management Board of the Company may approve conversion of series B shares numbered from No. B 000 001 to No. B 18 865 900 into bearer shares in the event of the shareholder holding series B shares of such numbers acquiring retiree status even if this shareholder has not reached the age referred to in section 4 point (i) or in case of reaching this age by such shareholder without acquiring retiree status.

5. Conversion of shares referred to in Section 4 may be effected at the request of a shareholder or heirs thereof as of: (i) July 1st of the year during which one of the events specified in the above referenced section, provided that it occurred not later than on July 1st of such year or (ii) July 1st of the year following that during which one of the events specified in point (i) above occurred.

6. It shall not be possible to convert registered series D shares into bearer shares at a request of a shareholder.

7. Conversion of registered series D shares into bearer shares may be effected by a resolution of the Management Board with the numbers of shares subject to such conversion and the date on which it will be made specified thereby.

7'. Sections 3 - 5 above shall not apply in the event of a public tender to subscribe for the sale or exchange of Company shares in compliance with the Act of 21 August 1997 - Law on Public Trading of Securities, hereinafter referred to as the "Law on Public Trading of Securities, provided that the Management Board represents, in a statement issued after the announcement of the tender, that it considers the tender to be hostile.

8. Any costs associated with the conversion of shares shall be borne by the Company.

§ 11

1. The sale or conversion of preferred series A shares into bearer shares requires the written consent of shareholders holding at least 50% of the preferred series A shares registered in the share register on the date of filing the application referred to in Section 2.

2. Shareholders intending to sell or to convert the preferred series A shares into bearer shares shall be obliged to deliver to the Management Board a request in writing for a permit for sale or conversion such addressed to all the remaining shareholders holding preferred series A shares who are authorised to grant such consent.

3. Within 14 days from the date of receipt of the request referred to in Section 2, the Management Board shall be obliged to deliver a copy of the request to each holder of preferred series A shares who are authorised to express their consent, to the address of each shareholder registered in the share register.

4. If the shareholder intending to sell or convert preferred series A shares into bearer shares does not receive written consents of holders of over 50% of preferred series A shares within 14 days from the date of delivery by the Management Board of a copy of the request referred to in Section 2 to the last of the shareholders authorised to grant their consent, it shall be assumed that consent was not granted.

5. The sale of preferred series A shares may occur at a price not greater than the nominal value of such shares.

6. The sale of preferred series C shares requires the written consent of the shareholders holding at least 80% of the preferred series A shares, unless the acquirer is a legal entity being (i) a wholly-owned direct or indirect subsidiary of the seller, (ii) a direct or indirect sole owner of the seller or (iii) a wholly-owned direct or indirect subsidiary of the sole owner of the seller. Sections 2 - 4 shall apply respectively.

IV. ORGANISATION OF THE GOVERNING BODIES

§ 12

The Company shall have the following governing bodies:

1) General Meeting of the Shareholders;

2) the Supervisory Board;
3) the Management Board.

A. General Meeting of the Shareholders

§ 13

1. The General Meeting of the Shareholders shall have competence in matters reserved to it under the Commercial Companies Code, provisions of other laws and as provided herein, subject to section 2.

2. Purchase and sale of a piece of real property or a share in a piece of real property shall not require a resolution of the Meeting of the Shareholders

§ 14

Apart from persons indicated in the provisions of the Commercial Companies Code, each member of the Supervisory Board meeting the requirements set forth in § 20 Section 6 may request the Management Board to call a General Meeting of the Shareholders, and if such request is not complied with, call such meeting himself.

§ 15

1. Resolutions of the General Meeting of the Shareholders shall be adopted by an absolute majority of votes cast unless the Commercial Companies Code, provisions of other laws or these statutes provide for different terms of adopting such resolutions.

2. In addition to matters as provided by law, the absolute majority of 3/4 (three quarters) of votes cast shall be required for validity of resolutions concerning:

a) a merger of the Company with another entity, other forms of consolidation that are or will be allowed under law, and division of the Company;

b) the remuneration of members of the Supervisory Board, including individual remuneration of those members who were elected to a continuous supervisory.

3. Subject to section 4, the absolute majority of 3/4 (three quarters) votes cast when the Shareholders representing at least 50% of the Company's share capital are present, shall be required for the resolution on the removal of matters from the agenda of the General Meeting of the Shareholders that were previously contained in the agenda. In the event a motion for such resolution is submitted by the Management Board an absolute majority of votes cast shall be required in order to adopt such a resolution.

4. Removal of any matters from the agenda of a General Meeting of the Shareholders at the request made on the basis of Article 400 of the Commercial Companies Code by a shareholder representing at least one tenth of the Company's share capital, shall require consent of the shareholder who made such request.

5. Adoption of a resolution relating to shareholder's liability with respect to the Company due to any reason shall require an absolute majority of 3 (three quarters) of votes cast in the presence of shareholders representing at least 50% of all the Company shares which may be voted in the adoption of such resolution.

§ 16

1. The General Meeting of the Shareholders shall be opened by the chairman or another member of the Supervisory Board, and in case of their absence by a member of the Management Board, except for cases where the General Shareholders Meeting is called by a member of the Supervisory Board as provided in paragraph 20 section 6. In such cases, such member of the Supervisory Board or a person delegated by such person shall open the Meeting and present the reasons for calling such meeting.

2. The General Meeting of the Shareholders may approve its rules and regulations stipulating in detail the organisation and procedures for holding meetings. Adoption, amendment or termination of the rules and regulations must be passed by a majority of 3/4 votes cast.

§ 17

1. Subject to section 2 none of the shareholders may exercise more than 20% of the overall number of votes at the General Meeting of the Shareholders, provided that for the purposes of establishing obligations of purchasers of material blocks of shares as provided in the Law on Public Trading of Securities such restriction of the voting rights does not exist.

2. The restriction of the voting rights referred to in section 1 shall not apply to:

a) shareholders holding the preferred series A shares;

b) the deposit bank which, on the basis of agreement with the Company, issued depository receipts based on the Company Shares, in the event that such entity exercises the voting rights attached to shares which were the basis for the issuance of depository receipts; and

c) a shareholder who, while having no more than 20% of the overall number of votes at the General Meeting of the Shareholders, announced a tender for subscription for the sale or exchange of all the shares of the Company and in result of such tender purchased shares which, including the previously held Company shares, authorise it to exercise at least 75% of the overall number of votes at the General Meeting of the Shareholders. For the purposes of calculating a shareholder's share in the overall number of votes at the General Meeting of the Shareholders referred to above it is assumed that the restriction of the voting rights provided in section 1 does not exist.

3. For the purposes of Section 1 and section 2, letter c), exercise of votes by a subsidiary shall be treated as the exercise of votes by a parent company (dominating entity) as defined in the Law on Public Trading of Securities.

4. The percentage share of a shareholder who holds any preferred series C shares in the overall number of votes at the General Meeting of the Shareholders may not be greater than the percentage share of such shareholders in the overall number of shares which form the Company's share capital on the date of holding a General Meeting of the Shareholders.

5. At any General Meeting of the Shareholders the percentage of votes of foreign entities and entities controlled by foreign entities may not be greater than 49%.

6. Each share, whether preferred or not, entitles its holder to one vote in connection with passing a resolution regarding the withdrawal of the Company's shares from public trading.

B. Supervisory Board

§ 18

1. The Supervisory Board shall be composed of five members including the chairman, and shall be elected in accordance with the provisions of §20 and §21.

2. The Chairman of the Supervisory Board is chosen by the General Shareholders Meeting. Members of the Supervisory Board may elect a deputy of the chairman or persons performing other functions from among themselves.

§ 19

1. In addition to matters provided for in the provisions of the Commercial Companies Code, the following shall be within the exclusive competency of the Supervisory Board:

a) setting the remuneration of the members of the Management Board payable by the Company, and representing the Company in agreements and disputes with the members of the Management Board;

b) subject to Sections 2, 3 and 4 of this paragraph, granting consent for the Company to enter into or to amend an agreement with an Affiliate of the Company within the meaning of the Law on the Public Trading of Securities and enforcement regulations issued on the basis thereof (Affiliate);

c) approving an auditor selected by the Management Board to review the Company's financial statements, unless the same auditor reviewed the financial statements for the year preceding the given financial year.

2. In case of:

a) agreements referring to the operations of the Company as provided in its Statutes and made in accordance with general terms of agreements, contractual regulations and price lists, the Supervisory Board may, at the request of the Management Board, grant its consent for entering into such type of agreements and designate the time of validity of such consent;

b) loan agreements, additional payments, guarantees and sureties entered into between the Company and entities controlled thereby or associated therewith within the meaning of the accounting regulations, the Supervisory Board may grant a general consent pursuant to annual or long-term plans of financing those entities as presented by the Management Board, and designate the validity of such consent, which shall not be shorter than one year.

3. The consent of the Supervisory Board referred to in Section 1, letter b shall not be required if:

a) the value of the rights and obligations arising from such agreement on behalf of one of the parties thereto does not exceed, during the subsequent 12 calendar months, the PLN equivalent of EURO

1,000,000 (one million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into or amending such agreement,

b) the value of expenses incurred by the Company in relation to subscription for shares in a company in which an Affiliate has any shareholding or purchase of shares from an Affiliate, does not exceed the PLN equivalent of EURO 2,000,000 (two million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into the company's deed of association (the founders signing statutes), adoption of a resolution increasing the share capital or entering into an agreement transferring the ownership of shares,

c) the expenses shall constitute the remuneration due pursuant to the rules of remuneration as required by the labour law or the resolutions of the General Meeting of the Shareholders,

d) the agreement is made on the basis of a resolution of the General Meeting of the Shareholders,

e) the Company is the holder of at least 95% of the shares entitling the Company to exercise at least 95% of total voting rights at the shareholders meeting of the Affiliate,

f) a party to the agreement is a depository bank which purchased Company's shares for the purposes of issuing depository receipts abroad or an entity affiliated to such bank within the meaning of the Law on the Public Trading of Securities and enforcement regulations issued on the basis thereof,

g) amendment of an agreement which was previously approved does not result in an increase of the value of Company liabilities by more than PLN equivalent of EURO 500,000 (five hundred thousand) at the average rate of exchange quoted by the National Bank of Poland on the date of such amendment.

4. No consent of the Supervisory Board for taking actions referred to in section 1, letter b and c hereof shall be required, if the Supervisory Board is not able to adopt resolutions, because the number of Supervisory Board members at that time is lower than required by the Statutes and such circumstances last for more than 14 days.

§ 20

1. The term of office of the members of the first Supervisory Board shall be one year starting from the transformation of the Company referred to in § 2 herein.

2. Members of subsequent Supervisory Boards shall be elected - subject to the exceptions referred to in points (a) and (b) below - for three year terms in such a manner so that during each subsequent three year period the membership of the Board is completely changed due to the annual expiration of the mandates of two members. To that effect, the election of members of the Supervisory Board shall be effected in the following manner:

a) two members of the second Supervisory Board shall be elected for a one year term, and upon the expiry of their mandates - two persons shall be elected to the Supervisory Board for a three year term;

b) two other members of the second Supervisory Board shall be elected for a two year term, and upon the expiry of their mandates two persons shall be elected to the Supervisory Board for a three year term;

c) the chairman shall be elected for a three year term.

3. Members of subsequent Supervisory Boards shall be elected for three-year terms as provided above.

4. Members of the Supervisory Board may be re-elected.

5. Persons employed by the Company or by entities controlled by the Company within the meaning of the Law on the Public Trading of Securities cannot be members of the Supervisory Board.

6. At least three members of the Supervisory Board shall be a person who satisfies the following conditions:

a) is not an Affiliate of the Company (except for being a member of the Company's Supervisory Board) nor is an Affiliate of an entity controlling or controlled by the Company or an Affiliate of an entity controlled by an entity controlling the Company, within the meaning of the Law on the Public Trading of Securities, collectively, the "Agora Group; and

b) is not related to, or of kin to a second degree, to an employee of an entity included in the Agora Group.

7. All members elected to the Supervisory Board, regardless of the election procedure, who meet the criteria set forth in Section 6 above, shall serve as members referred to in Section 6 of this paragraph.

8. Majority of members of the Supervisory Board shall be Polish citizens residing in Poland.

§ 21

1. Members of the first Supervisory Board shall be elected pursuant to the resolutions on the transformation of the Company referred to in §2 herein, subject to the provisions of §20, Sections 6 and 8 hereof.

2. Members of subsequent Supervisory Boards shall be elected by the General Meeting of the Shareholders subject to the following terms and conditions:

a) candidates may be exclusively nominated by:

(i) shareholders holding preferred series A shares or

(ii) shareholders who documented their entitlement to not less than 5% of the votes at the last Shareholders Meeting before the candidates were nominated and who at the time of making the nomination hold not less than 5% of the share capital of the Company, provided that in order to ensure a proper nomination, it is necessary for the shareholder making such nomination to prove his right to at least 5% of the votes at the Shareholders Meeting where such nomination shall be voted on;

b) candidates shall be nominated in writing not later than 7 (seven) days prior to the General Meeting of the Shareholders. Each nomination should include a personal profile of the candidate as well as the grounds for the nomination, including an overview of such candidate's professional qualifications and experience. A written consent of the candidate should be appended to each nomination, and in the event that such candidate meets the conditions specified in § 20 Section 6, a written declaration submitted by such candidate, confirming that he meets such requirements should also be appended;

c) in the event that the nomination of the candidates is not made in accordance with the above guidelines and the provisions of §20 Sections 6 and 8, the Management Board or the Supervisory Board shall nominate the candidates for members of the Supervisory Board;

3. Subject to the exceptions provided in section 5, the principles of making nominations for members and appointment of members of the Supervisory Board as provided in Section 2 of this paragraph and §20, Section 2, shall apply to the newly appointed members in case of dismissal, expiry of mandate or inability to perform a mandate by a member of the Supervisory Board due to other reasons, respectively. The term in office of such new member shall end at the same time as would the term of his predecessor.

4. In the event that mandates of all the members of the Supervisory Board expire in result of election of at least one Supervisory Board member by group voting, in the elections of members of the Supervisory Board appointed otherwise than by voting by groups, there shall apply the provisions of Section 2 of this paragraph and §20 Section 2 of the Statutes, respectively, provided that the candidates may be nominated and justified orally in the course of a General Meeting of the Shareholders.

5. Should a Supervisory Board member's mandate expire due to his or her resignation the other Supervisory Board members may appoint a new member who shall perform his/her functions until the General Meeting appoints a Supervisory Board member, however not longer than until the end of the term of its predecessor. Appointments of Supervisory Board members pursuant to this section shall comply with §20, sections 6 and 8, §21, section 2, letter b, second sentence and §24, section 1, respectively. The Supervisory Board may not have more than two members appointed on the above terms.

§ 22

1. Dismissal (removal) of a member of the Supervisory Board prior to the end of his term of office may be effected by a resolution of the General Meeting of the Shareholders adopted by a simple majority of votes, provided that until the expiry of the preferred status of series A shares 80% of voting rights attached to all outstanding series A shares are cast in favour of such resolution.

2. Resignation from the function of a Supervisory Board member should be made to the Supervisory Board in writing, otherwise being invalid.

§ 23

1. Resolutions of the Supervisory Board shall be adopted at the meetings of the Board, unless all its members sign the same or separate copies of a draft resolution. The meetings of the Supervisory Board shall be convened by its chairman or his deputy and in case the chairman is absent and/or his deputy has not been elected -- by a member of the Supervisory Board designated by the chairman. A meeting of the Supervisory Board may be called by any member referred to in §20, Section 6. Persons authorised to convene meetings of the Supervisory Board shall be obligated to convene such meetings upon the request of the Management Board made by way of a resolution and at the request of any member of the Supervisory Board. Meetings convened in such manner shall occur not later than 14 days following the receipt of such request by the person authorised to convene such a meeting.

2. Members of the Management Board may participate in the meetings of the Supervisory Board in an

advisory capacity.

3. Agreements concerning the rights and obligations of the members of the Management Board shall be signed by the chairman of the Supervisory Board, and in the event of his absence, by any other member authorised by the Supervisory Board. Other legal acts between the Company and members of the Management Board shall be made in accordance with the same procedure.

4. Meetings of the Supervisory Board shall be held on as required basis, however, not less often than once per calendar quarter.

5. Meetings of the Supervisory Board may be held by way of a conference call, in a manner allowing communication among all members taking part in such meeting. The place of the meeting held by way of such conference shall be deemed as the place of the person who chairs the meeting.

6. Supervisory Board Members may participate in adoption of Supervisory Board resolutions by casting their votes in writing through another member of the Supervisory Board. Casting a vote in writing may not apply to matters introduced to the agenda at the Supervisory Board meeting.

§ 24

1. Unless otherwise provided herein, the resolutions of the Supervisory Board shall be adopted by an absolute majority of votes cast in the presence of at least three members of the Supervisory Board. In cases where an equal number of votes is cast, the chairman's vote shall prevail.

2. Resolutions concerning granting consent to enter into agreements referred to in § 19 hereof shall require at least one "for vote cast by the members referred to in §20, Section 6, provided further that such resolution shall require that any member of the Supervisory Board having any interest therein shall not be entitled to vote in favour of such resolution.

2'. Supervisory Board resolutions relating to suspending Management Board members in their duties and delegating Supervisory Board members to perform, on temporary basis, functions of Management Board members who cannot exercise their duties, must be voted in favour by the majority of members referred to in §20, section 6.

3. At the request of any of the members referred to in §20, Section 6, the Supervisory Board shall be obliged to carry out all supervisory activities contained in such request and described in the provisions of the Commercial Companies Code, provided that the member submitting such request shall be appointed to directly perform any such supervisory activities.

§ 25

The same non-competition provisions and restrictions on dealings with competing entities that apply to members of the Management Board shall also apply to members of the Supervisory Board delegated to perform continuous individual supervision within the meaning of the Commercial Code.

§ 26

1. The General Meeting of the Shareholders may adopt rules and regulations for the Supervisory Board stipulating the organisation and the manner in which the actions of the latter will be performed.

2. A resolution of the General Meeting concerning the above provision, as well as any amendment to the rules and regulations or the repeal thereof shall require an absolute majority of 3/4 (three quarters) of votes cast.

C. Management Board

§ 27

1. The Management Board shall manage the Company's affairs and represent the Company in dealings with third parties.

2. The responsibilities of the Management Board shall include all matters related to conducting the Company's affairs, provided they were not delegated otherwise, and the appointment of an independent auditor responsible for auditing the financial statements. If the approval of the Supervisory Board set forth in §19 Section 1 letter c is withheld, the Management Board is obliged to make the appointment again.

§ 28

1. The Management Board is elected by the General Meeting of the Shareholders, except for provisions of Section 3 of this paragraph.

2. Subject to the provisions of Section 3 of this paragraph, the Management Board shall be composed of from three to six members with the exact number determined by the shareholders holding the majority of preferred series A shares, and following the expiration of such preferred status of all series A shares, by the Supervisory Board. All decisions concerning the number of members of the Management Board must be presented to the chairman of the General Shareholders Meeting.

3. During the term of its office the Management Board may elect by co-optation not more than two additional members; the co-optation of additional members is effected by a resolution of the Management Board.

4. The majority of members of the Management Board shall be Polish citizens residing in Poland.

§29

1. The first Management Board shall be elected for a term of two years, the second for a period of three years, and the following Boards shall be elected for a term of five years.

2. Management Board members shall be appointed for a period of joint term.

3. Members of the Management Board may be re-elected.

§30.

1. Members of the first Management Board shall be appointed by the resolution on the transformation of the Company referred to in § 2 herein, provided that the requirement of § 28 Section 4 of the Statute is complied with. The principle of co-optation referred to in § 28 Section 3 above shall apply respectively during the term of the office of the first Management Board.

2. Members of subsequent Management Boards shall be elected in the following manner:

a) candidates for the Management Board shall be nominated exclusively by shareholders holding preferred series A shares, and following the expiry of the preferred status of all such shares, by the Supervisory Board;

b) furthermore, the applicable provisions regarding nomination of members to the Supervisory Board shall also apply to nominating members to the Management Board.

3. In the event that the persons authorised to determine the number of members of the Management Board and to nominate candidates for such members do not exercise one or both of the above rights, the number of members of the Management Board elected by the General Shareholders Meeting shall be determined by such Shareholders Meeting, while each shareholder during such Shareholders Meeting shall be able to nominate candidates for such members.

§31

1. Individual or all members of the Management Board may be dismissed (removed), due to important reasons, prior to the end of their term of office on the basis of the resolution adopted by the General Meeting of the Shareholders in a manner prescribed for the dismissal of the members of the Supervisory Board. A resolution on dismissal (removal) of Management Board members should state the reasons for which such dismissal is made.

2. Members of the Management Board elected pursuant to § 28 Section 3 herein may be dismissed in the manner referred to in Section 1 of this paragraph or by the resolution of the Management Board but the persons concerned cannot vote in this case.

§32

1. In the event that some members of the Management Board are dismissed or their mandate expires during the term of office for other reasons, supplementary elections shall be held only at such time as when the number of members of the Management Board performing their functions is less than three or when the composition of the Management Board does not comply with the requirement specified in §28, Section 4 hereof.

2. If the number of members of the Management Board is ever less than that required in the previous Section, the Management Board shall be obligated to immediately convene an extraordinary General Meeting of the Shareholders in order to hold supplementary elections. Supplementary elections may take place also during the ordinary General Meeting of the Shareholders if, in accordance with provisions of law, such meeting must be convened within a short period of time, while convening an extraordinary General Meeting of the Shareholders would not be appropriate in such case.

3. In the event of supplementary elections, provisions regarding the election of members of the Management Board for their full term shall apply.

§ 33

1. Members of the Management Board may elect the chairman or persons performing other functions among themselves.

2. The Management Board may adopt rules and regulations, which specify in detail its organisation and the procedures of its operations.

§ 34

Resolutions of the Management Board shall be adopted by a simple majority of votes cast.

§ 35

1. Members of the Management Board shall be bound by a non-competition clause. In particular they cannot engage in any competitive business or participate in such business as its participant, a shareholder or member of its governing bodies.

2. The above prohibition does not pertain to the participation by members of the Management Board in supervisory and management bodies of competing entities in which the Company directly or indirectly holds any shares and the acquisition by members of the Management Board of no more than 1% of the shares in competing public companies.

§ 36

Each member of the Management Board shall be authorised to make binding statements with respect to property rights and obligations of the Company and to sign on behalf of the Company.

V. FINANCIAL MANAGEMENT AND ACCOUNTING

§ 37

1. The Company's equity shall be composed of:

a) share capital;
b) spare capital;
c) reserve capital.

2. The Company may create and dissolve by way of resolutions passed by the General Meeting of the Shareholders reserve capital at the beginning and during the accounting year.

§ 38

1. The Shareholders shall be entitled to net profits reflected in the Company's balance sheet for the last financial year and to that part which was designated by General Meeting of the Shareholders for distribution.

2. Profits shall be distributed among the Shareholders in proportion to the nominal value of shares held by them.

3. Any resolution regarding the distribution of part or all of the profits in the form of a dividend must be adopted by an absolute majority of 3/4 (three quarters) of the votes cast to be valid.

VI. FINAL PROVISIONS

§ 39

1. The Company may be dissolved as provided by law or by way of a resolution adopted by the General Meeting of the Shareholders by a majority of 3/4 (three quarters) of the votes cast in the presence of shareholders representing at least 3/4 (three quarters) of the share capital. The majority referred to in the previous sentence shall be required for a decision regarding the continued existence of the Company if the Company's balance sheet ever shows a loss exceeding the sum of the spare and reserve capital and 1/3 (one third) of the share capital.

2. In the event of the Company's liquidation, the General Meeting of the Shareholders shall appoint, upon the request of the Supervisory Board, one or more liquidators from among the members of the Management Board and shall determine the appropriate liquidation procedures.

§40

All matters not provided for herein shall be governed by the appropriate provisions of law, and in

particular, the Commercial Companies Code.

Information on the appointment of the members of the Company's Supervisory Board

25-06-2004

The Management Board of Agora SA with its seat in Warsaw informs on appointment of the Company's Supervisory Board on the basis of the resolutions of the Annual General Meeting of June 24, 2004.

Mrs. Anna Fornalczyk and Mr. Sandford Schwartz were appointed members of the Superviosry Board for a three-year term of office. Both these were the members of the Supervisory Board of Agora SA and their term of office ended at the closing of the Annual General Meeting of Shareholders on June 24, 2004.

Mrs. Anna Fornalczyk:

She is the owner of COMPER - Competition Development Center and a member of Protection of Consumers' Interest Deparment of OCCP, Science Council of Polish Chamber of Pension Funds as well as Polish-American Freedom Foundation Directors' Council. From 1990 to 1995 Fornalczyk headed Antimonopoly Office (today's Office for Competition and Consumer Protection). She led negotiations regarding the competition rules with Commission of the European Communities. She served as a competition advisor to the World Bank. From 1995 to 1996 she was delegated by the EU Committee to act as a consultant for Antimonopoly Committee in Russia. From 1995 to 2001 she was a member of supervisory boards of PBG, Bank Inicjatyw Gospodarczych, Softbank and Delecta.

She is an author of many publications on microeconomy and competition.

Anna Fornalczyk graduated from Faculty of Economy and Social Studies of Lodz University. She holds a title of Professor of Economy.

Mr. Sandford Schwartz:

Executive Vice President of Cox Newspapers, Inc. Before that he was Vice President & General Manager of the Atlanta Journal-Constitution. Since the beginnings of his professional career Sanford Schwartz has been involved in the newspaper and publishing market. He started his work in the Columbus Citizen Journal in 1974. In 1985 he started his career in Cox Enterprises, Inc. in Tribune Newspapers, where - after ten years - he was named President and Publisher in January 1995. In 1996 - 2001 Sanford Schwartz was Executive Vice President and General Manager of the Austin American Statesman as well as President and Publisher of Cox Arizona Publications, Inc.

Mr. Sandford Schwartz has excellent knowledge of the international audio and visual media market and publishers market, which will prove very useful in the Supervisory Board of Agora.

Shareholders exercising more than 5% of voting rights at the GMS

25-06-2004

The Management Board of Agora SA informs that at the Annual General Meeting on June 24, 2004 the stakes held by the following shareholders entitled them to exercise more than 5% of total voting rights:

1. Agora Holding Sp. z o.o. with the seat in Warsaw - 28,455,904 votes, i.e. 37.52% of total voting rights;

2. Cox Poland Investments, Inc. with the seat in Atlanta, USA - 7,774,690 votes, i.e. 10.25% of total voting rights.

Agora acquires stakes in local radio station Radio Pabianice

25-06-2004

The Management Board of Agora SA with its seat in Warsaw ("Agora") hereby inform of acquiring shares in the company under the business name "Tres" Sp. z o.o. with its seat in Sieradz, the broadcaster of local radio program "Radio Pabianice". The acquired shares constitute 48.52% of stake in the share capital and entitle to 48.52% of votes at the shareholders meetings.

Additional information:

1. The investment was financed from Agora's equity;

2. The investments in "Tres" Sp. z o.o. is of a long-term nature;

3. Agora acquired 98 (ninety eight) shares of a total nominal value of PLN 49,000.00;

4. The acquisition of shares took place on June 24, 2004 on the basis of share disposal agreement entered into between Agora and three natural persons and the company under the business name "Nasze Radio" Sp. z o.o. (altogether called "the Vendors");

5. Before entering into the agreement no relationship between Agora and the Vendors existed;

6. The Vendors and Agora are the shareholders of "Tres" Sp. z o.o. except for "Nasze Radio" Sp. z o.o. which transferred its shares to Agora.

Admitting shares for trading on the Warsaw Stock Exchange

02-07-2004

The Management Board of Agora SA informs that on 9 July 2004, 4,276,371 shares of Agora SA (the Shares) will be admitted for trading on the main market of the Warsaw Stock Exchange. The Shares constitute 14% of all of shares of Agora SA currently listed on the Warsaw Stock Exchange and 34% of the free float excluding shares held by the shareholders who are entitled to exercise more than 5% of total voting rights at the General Meeting of Shareholders.

The shares were purchased by employees of Agora and other companies from Agora's capital group pursuant to stock participation programs executed by Agora in cooperation with Agora-Holding Sp. z o.o.

1.9 million of the shares are held by shareholders who acquired shares as a result of the Company's transformation into the joint stock company in 1998. The remaining shares were purchased from Agora-Holding Sp. z o.o. at the nominal value from 2000 to 2003.

New member of the Management Board

20-07-2004

The Management Board of Agora SA informs that as of July 15, 2004, Jaroslaw Szalinski - Chief Financial Officer of Agora SA - holds the position of the Management Board member.

Jaroslaw Szalinski was appointed to the Management Board on the basis of the resolution of the Annual General Meeting of Shareholders dated June 24, 2004, after the amendments to the Company's Statute had been registered by the court. The copy of the court's ruling in that respect was received by Agora SA today.

Jaroslaw Szalinski started his career with Agora in July 2003 as Chief Financial Officer. He is a first-rate financial specialist, skilful and open-minded manager. He played a very important role in preparing and carrying out the Company's restructuring. His knowledge and skills are very important considering broadening the scale of Agora's business activity.

Before Jaroslaw Szalinski joined Agora, he worked for Lu Polska (Danone Group) where, since March of 2002, he was a member of the Management Board and a financial director. Before that he was with Unilever where for 8 years he worked as an industrial controller, chief accountant, financial director and a member of the Management Board of Algida Division.

Jaroslaw Szalinski was born in 1965. He graduated from the Silesian International Business School as well as the Faculty of Chemistry at the University of Silesia.

Jarosław Szalinski is not engaged in any business activity apart from the business of the issuer. Neither is he engaged in a competitive business as a partner in a partnership, nor as a member of the governing bodies of a company, nor does he participate in any competitive legal person as a member of its governing bodies.

There have been no records concerning Jaroslaw Szalinski in the Registry of Insolvent Debtors, kept on the basis of the Act on the National Court Registry.

Changes in the Management Board of Agora SA

13-08-2004

The Management Board of Agora SA informs that on August 13, 2004, Helena Luczywo submitted her resignation from the post of the Vice-president and the member of the Management Board of Agora SA. Helena Luczywo will continue to perform one of the most important functions in Agora Group, holding the position of "Gazeta Wyborcza" Deputy Editor-in Chief and taking the responsibility for cooperation between the management of the editorial team of "Gazeta Wyborcza" and the Management Board of Agora SA.

Helena Luczywo wishes to devote herself entirely to "Gazeta", which has been impossible considering the multitude of responsibilities of a Management Board member of a public company. "Gazeta" is Helena Luczywo's true passion and although her absence in the Management Board is a great loss, the Management Board of Agora understands that her talent should be used entirely in "Gazeta Wyborcza".

The Management Board wishes to thank Helena Luczywo for her contribution to the management of Agora Group.

The article comes from Agora.pl

Change in number of shares of Agora held by Cox Poland Investments, Inc.

27-08-2004

In accordance with article 147 of the Law on Public Trading in Securities, on August 27, 2004 Agora SA received a notification regarding sale of 150,000 shares of Agora's stock by Cox Poland Investments, Inc. ("Cox"). As a result of the sale, Cox now owns 9,99% of Agora's share capital and is entitled to 9,99% of all votes at the General Meeting of the company.

Cox became an investor in Agora-Gazeta, sp. z o. o., the legal predecessor of Agora SA, in 1993, when it became an owner of a packet of shares entitling it to 12.5% of votes in the company. In 1999, during the Agora public offering, Cox purchased additional 1.125 million shares in Agora, thus maintaining a 12.2% stake in the company. In 2001, pursuant to a sale of 1.1 million shares of Agora's stock, Cox reduced its stake in Agora to 10.3% of shares and votes.

Since 1993, a senior executive of Cox Enterprises, the parent company of Cox Poland Investments, Inc. has sat on the Supervisory Board of Agora SA. Currently, the senior executive is Sanford Schwartz, a VP of Cox Enterprises.

Additional information:

Subsequent to the above sale Cox now holds 5,668,450 shares of Agora, including 750,000 voting preferred C shares, the sale or transfer of which requires approval of Agora's class A shareholders. Shares owned by Cox entitle it to 7,568,663 votes in Agora.

Member of the board announces stock sale

03-09-2004

The Management Board of Agora SA with the seat in Warsaw hereby informs about the sale of 70,364 (say: seventy thousand three hundred sixty four) ordinary bearer shares of Agora SA by member of the Management Board. The sale was carried out during the Warsaw Stock Exchange sessions between August 30, 2004 and September 1, 2004. The sale price stood at PLN 52.70 per share.

Member of the board announces stock sale

24-09-2004

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby informs that on September 24, 2004 a shares sale order regarding the sale of 2.000 ordinary bearer shares of Agora SA, placed by the Company's Management Board member was closed. The sale of shares based on the order, took place during the WSE session on September 17, 2004. The sale price stood at PLN 52.00 per share.

The article comes from Agora.pl

Convening the Extraordinary GMS of Agora

28-09-2004

The Management Board of AGORA SA with its registered seat in Warsaw, 8/10 Czerska Street (the "Company"), acting on the basis of Art. 399 § 1 of the Polish Commercial Companies Code hereby convenes the Extraordinary General Meeting of Shareholders to be held on October 20, 2004 at 11:00 hours, in Warsaw at 8/10 Czerska Street.

Agenda of the General Meeting:

1) Opening of the General Meeting;

2) Election of Chairman of the General Meeting and other formal and organisational matters;

3) Adoption of resolutions on amendments to the Company's Statutes;

4) Setting the consolidated text of the Company's Statutes;

5) Adoption of resolutions on preparing the financial reports by the entities from Agora Group according to the International Financial Reporting Standards;

6) Closing of the General Meeting.

Subject to Art. 402 § 2 of the Polish Commercial Companies Code, below proposed amendments to the Statutes are presented:

I. The existing provisions of § 7 item 4:

"4. The series A shares shall also enjoy preferences defined in §11, section 1 and section 6, §21, section 2, letter a), point (i), §22, section 1, §28, section 2, §30, section 2, letter a) and §31, section 1."

shall take the following form:

"4. The series A shares shall also enjoy preferences defined in §11, section 1 and section 3, §21, section 2, letter a), point (i), §22, section 1, §28, section 2, §30, section 1 and §31, section 1."

II. In § 8 item 5 in the following form shall be introduced:

"5. Share capital increases referred to in section 1, may also be executed by way of issuance of subscription warrants with maturity date no longer than the period specified in section 1."

III. § 9a shall be added in the following form:

"§ 9a

1. The Company's shares may be redeemed on shareholder's consent by way of their purchase by the Company (voluntary redemption).

2. In cases stipulated by the provisions of the Commercial Companies Code, the Management Board decides upon an acquisition of shares by the Company for the purpose of their redemption.

3. Redemption of the Company's shares requires a resolution of the General Meeting of Shareholders, subject to the provisions of Art. 363 paragraph 5 of the Commercial Companies Code.

4. The resolution referred to in the previous section shall define in particular:

1) legal basis for redemption of shares,

2) amount of compensation to be vested in the owner of redeemed shares or a justification of redemption of shares without compensation,

3) way of share capital decrease.

IV. In § 11 item 1 in the following form shall be added:

"1. The sale of preferred series A shares may only be executed at the price no greater than their nominal value."

V. In § 11 the existing item 1 in the form:

"1.The sale or conversion of preferred series A shares into bearer shares requires the written consent of

shareholders holding at least 50% of the preferred series A shares registered in the share register on the date of filing the application referred to in Section 2."

shall be marked as item 2 and take the following form:

"2. The sale or conversion of preferred series A shares into bearer shares requires a written consent of shareholders holding at least 50% of preferred series A shares registered in the share register, granted in accordance with stipulations of sections 4 - 6 below."

VI. In § 11 the existing item 6 in the form:

"6. The sale of preferred series C shares requires the written consent of the shareholders holding at least 80% of the preferred series A shares, unless the acquirer is a legal entity being (i) a wholly-owned direct or indirect subsidiary of the seller, (ii) a direct or indirect sole owner of the seller or (iii) a wholly-owned direct or indirect subsidiary of the sole owner of the seller. Sections 2 - 4 shall apply respectively."

shall be marked as item 3 and take the following form:

"3. The sale of preferred series C shares shall require the written consent of the shareholders holding at least 80% of the preferred series A shares, unless the acquirer is a legal entity being (i) a wholly-owned direct or indirect subsidiary of the seller, (ii) a direct or indirect sole owner of the seller or (iii) a wholly-owned direct or indirect subsidiary of the sole owner of the seller."

VII. In § 11 the existing item 2 in the form:

"2. Shareholders intending to sell or to convert the preferred series A shares into bearer shares shall be obliged to deliver to the Management Board a request in writing for a permit for sale or conversion such addressed to all the remaining shareholders holding preferred series A shares who are authorised to grant such consent."

shall be marked as item 4 and take the following form:

"4. Shareholders intending to sell or to convert preferred series A shares or preferred series C shares into bearer shares shall be obliged to deliver to the Management Board a request in writing for a permit for sale or conversion addressed to all shareholders holding preferred series A shares who are authorised to grant such consent."

VIII. In § 11 the existing item 3 in the form:

"3. Within 14 days from the date of receipt of the request referred to in Section 2, the Management Board shall be obliged to deliver a copy of the request to each holder of preferred series A shares who are authorised to express their consent, to the address of each shareholder registered in the share register."

shall be marked as item 5 and take the following form:

"5. Within 14 days from the date of receipt of the request referred to in Section 2, the Management Board shall be obliged to deliver a copy of the request to each holder of preferred series A shares who are authorised to express their consent. Delivery is made to the address of each shareholder registered in the share register."

IX. In § 11 the existing item 4 in the form:

"4. If the shareholder intending to sell or convert preferred series A shares into bearer shares does not receive written consents of holders of over 50% of preferred series A shares within 14 days from the date of delivery by the Management Board of a copy of the request referred to in Section 2 to the last of the shareholders authorised to grant their consent, it shall be assumed that consent was not granted."

shall be marked as item 6 and take the following form:

"6. It shall be assumed that consent was not granted if, within 14 days from the date of delivery by the Management Board of a copy of the request referred to in Section 2 to the last of the shareholders authorised to grant their consent, the shareholder:

1) intending to sell or convert preferred series A shares into bearer shares does not receive written consents of holders of over 50% of preferred series A shares,

2) intending to sell or convert preferred series C shares into bearer shares does not receive written consents of holders of over 80% of preferred series A shares."

X. In § 11 the existing item 5 in the form:

"5. The sale of preferred series A shares may occur at a price not greater than the nominal value of such

shares."

shall be deleted.

XI. In § 11 item 7 shall be added in the following form:

"7. On assessment, subject to Section 6 item 1, if the consent for sale or conversion of series A shares was granted, shares owned by a shareholder applying for such consent are also taken into consideration, assuming the consent of the shareholder."

XII. § 11a shall be added in the following form:

"§ 11a

1. The sale of registered series B shares numbered from B [initial series number of B6 shares] to [final series number of B6 shares] or their conversion to bearer shares shall require the written consent of shareholders holding over 50% series A shares altogether. The consent shall be given by all such shareholders on receipt of written application of a shareholder intending to sell shares or his or her plenipotentiary.

2. The request for consent shall be delivered to the Management Board which shall immediately pass the application to owners of series A shares. Decision on the consent must be taken in the period of two months since delivery of the shareholder's application to the Management Board. Should the decision not be taken within the period, it shall be assumed the consent was granted.

3. The decision denying consent for sale of shares should at the same time specify another acquirer as well as the price and date of payment. The suggested price must not be lower than a share nominal value or the purchase price of traded shares by a shareholder applying for consent for sale - depending on which value shall be higher. An owner of series A shares may be indicated as the acquirer. The date of payment specified in the decision must not be longer than two months from the date of decision on denial of consent for the sale of shares.

4. The decision denying consent for conversion of shares referred to in item 1 to bearer shares shall at the same time indicate the date of granting such consent.

XIII. The existing provisions of § 13 item 2:

"2. Purchase and sale of a piece of real property or a share in a piece of real property shall not require a resolution of the Meeting of the Shareholders."

shall take the following form:

"2. Purchase and sale of a piece of real property, perpetual usufruct or a share in a piece of real property shall not require a resolution of the General Meeting of Shareholders."

XIV. The existing provisions of § 14:

"Apart from persons indicated in the provisions of the Commercial Companies Code, each member of the Supervisory Board meeting the requirements set forth in § 20 Section 6 may request the Management Board to call a General Meeting of the Shareholders, and if such request is not complied with, call such meeting himself."

shall take the following form:

"Apart from persons indicated in the provisions of the Commercial Companies Code, each member of the Supervisory Board meeting the requirements set forth in § 20 Section 6 may request the Management Board to call a General Meeting of the Shareholders, and if such request is not complied with, call such meeting himself."

XV. The existing provisions of § 16 item 1:

"1. The General Meeting of the Shareholders shall be opened by the chairman or another member of the Supervisory Board, and in case of their absence by a member of the Management Board, except for cases where the General Shareholders Meeting is called by a member of the Supervisory Board as provided in paragraph 20 section 6. In such cases, such member of the Supervisory Board or a person delegated by such person shall open the Meeting and present the reasons for calling such meeting."

shall take the following form:

"1. The General Meeting of the Shareholders shall be opened by the chairman or another member of the Supervisory Board, and in case of their absence by a member of the Management Board, except for cases where the General Shareholders Meeting is called by a member of the Supervisory Board as provided in

paragraph 20 section 6. In such cases, such member of the Supervisory Board or a person delegated by such person shall open the Meeting and present the reasons for calling such meeting."

XVI. The existing provisions of §17 item 5:

"5. At any General Meeting of the Shareholders the percentage of votes of foreign entities and entities controlled by foreign entities may not be greater than 49%."

shall take the following form:

"5. At any General Meeting of the Shareholders the percentage of votes of foreign entities and entities controlled by foreign entities may not be greater than 49%. The limitation shall not refer to entities with their seats or residence in a member states of the European Economic Area."

XVII. In § 18 item 3 in the following form is added:

"3. The Supervisory Board may, by way of resolution, appoint panels or committees for specific tasks form among its members. Costs of functioning of such committees or panels shall be borne by the Company."

XVIII. In § 19 the provisions of item 3 letter a) and b) in the existing form:

"3. The consent of the Supervisory Board referred to in Section 1, letter b shall not be required if:

a) the value of the rights and obligations arising from such agreement on behalf of one of the parties thereto does not exceed, during the subsequent 12 calendar months, the PLN equivalent of EURO 1,000,000 (one million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into or amending such agreement,

b) the value of expenses incurred by the Company in relation to subscription for shares in a company in which an Affiliate has any shareholding or purchase of shares from an Affiliate, does not exceed the PLN equivalent of EURO 2,000,000 (two million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into the company's deed of association (the founders signing statutes), adoption of a resolution increasing the share capital or entering into an agreement transferring the ownership of shares,

shall take the following form:

"3. The consent of the Supervisory Board referred to in Section 1, letter b shall not be required if at least one of the conditions listed below is fulfilled:

a) the value of the rights and obligations arising from such agreement on behalf of one of the parties thereto does not exceed, during the subsequent 12 calendar months, the PLN equivalent of EURO 5,000,000 (five million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into or amending such agreement,

b) the value of expenses incurred by the Company in relation to subscription for shares in a company in which an Affiliate has any shareholding or purchase of shares from an Affiliate, does not exceed the PLN equivalent of EURO 10,000,000 (ten million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into the company's deed of association (the founders signing statutes), adoption of a resolution increasing the share capital or entering into an agreement transferring the ownership of shares,"

XIX. In § 20 the existing item1 shall be deleted.

XX. In § 20 the existing item 2 in the form:

"2. Members of subsequent Supervisory Boards shall be elected - subject to the exceptions referred to in points (a) and (b) below - for three year terms in such a manner so that during each subsequent three year period the membership of the Board is completely changed due to the annual expiration of the mandates of two members. To that effect, the election of members of the Supervisory Board shall be effected in the following manner:"

shall be marked as item 1 and take the following form:

"1. Members of Supervisory Boards shall be elected - subject to the exceptions referred to in points (a) and (b) below - for three year terms in such a manner so that during each subsequent three year period the membership of the Board is completely changed due to the annual expiration of the mandates of two members. To that effect, the election of members of the Supervisory Board shall be effected in the following manner:"

XXI. In § 20 the existing item 3 is deleted.

XXII. In § 20 the existing items from 4 to 8 shall take the respective numbering from 2 to 6.

XXIII. In § 21 the existing item 1 shall be deleted.

XXIV. In § 21 the existing item 2 in the form:

"2. Members of subsequent Supervisory Boards shall be elected by the General Meeting of the Shareholders subject to the following terms and conditions:

a) candidates may be exclusively nominated by:

(i) shareholders holding preferred series A shares or

(ii) shareholders who documented their entitlement to not less than 5% of the votes at the last Shareholders Meeting before the candidates were nominated and who at the time of making the nomination hold not less than 5% of the share capital of the Company, provided that in order to ensure a proper nomination, it is necessary for the shareholder making such nomination to prove his right to at least 5% of the votes at the Shareholders Meeting where such nomination shall be voted on;

b) candidates shall be nominated in writing not later than 7 (seven) days prior to the General Meeting of the Shareholders. Each nomination should include a personal profile of the candidate as well as the grounds for the nomination, including an overview of such candidate's professional qualifications and experience. A written consent of the candidate should be appended to each nomination, and in the event that such candidate meets the conditions specified in § 20 Section 6, a written declaration submitted by such candidate, confirming that he meets such requirements should also be appended;

c) in the event that the nomination of the candidates is not made in accordance with the above guidelines and the provisions of §20 Sections 6 and 8, the Management Board or the Supervisory Board shall nominate the candidates for members of the Supervisory Board;"

shall be marked as item 1 and take the following form:

"1. Members of subsequent Supervisory Boards shall be elected by the General Meeting of the Shareholders subject to the following terms and conditions:

a) candidates may be exclusively nominated by:

(i) shareholders holding preferred series A shares or

(ii) shareholders who documented their entitlement to not less than 5% of the votes at the last Shareholders Meeting before the candidates were nominated and who at the time of making the nomination hold not less than 5% of the share capital of the Company, provided that in order to ensure a proper nomination, it is necessary for the shareholder making such nomination to prove his right to at least 5% of the votes at the Shareholders Meeting where such nomination shall be voted on;

b) candidates shall be nominated in writing not later than 7 (seven) days prior to the General Meeting of the Shareholders. Each nomination should include a personal profile of the candidate as well as the grounds for the nomination, including an overview of such candidate's professional qualifications and experience. A written consent of the candidate should be appended to each nomination, and in the event that such candidate meets the conditions specified in § 20 Section 6, a written declaration submitted by such candidate, confirming that he meets such requirements should also be appended;

c) in the event that the nomination of the candidates is not made in accordance with the above guidelines and the provisions of §20 Sections 6 and 8, the Management Board or the Supervisory Board shall nominate the candidates for members of the Supervisory Board;

XXV. In § 21 the existing items 3, 4 and 5 in the form:

"3. Subject to the exceptions provided in section 5, the principles of making nominations for members and appointment of members of the Supervisory Board as provided in Section 2 of this paragraph and §20, Section 2, shall apply to the newly appointed members in case of dismissal, expiry of mandate or inability to perform a mandate by a member of the Supervisory Board due to other reasons, respectively. The term in office of such new member shall end at the same time as would the term of his predecessor.

4. In the event that mandates of all the members of the Supervisory Board expire in result of election of at least one Supervisory Board member by group voting, in the elections of members of the Supervisory Board appointed otherwise than by voting by groups, there shall apply the provisions of Section 2 of this paragraph and §20 Section 2 of the Statutes, respectively, provided that the candidates may be nominated and justified orally in the course of a General Meeting of the Shareholders.

5. Should a Supervisory Board member's mandate expire due to his or her resignation the other Supervisory Board members may appoint a new member who shall perform his/her functions until the

General Meeting appoints a Supervisory Board member, however not longer than until the end of the term of its predecessor. Appointments of Supervisory Board members pursuant to this section shall comply with §20, sections 6 and 8, §21, section 2, letter b, second sentence and §24, section 1, respectively. The Supervisory Board may not have more than two members appointed on the above terms."

shall be marked as items 2, 3 and 4 respectively and take the following respective forms:

"2. Subject to the exceptions provided in section 5, the principles of making nominations for members and appointment of members of the Supervisory Board as provided in Section 2 of this paragraph and §20, Section 2, shall apply to the newly appointed members in case of dismissal, expiry of mandate or inability to perform a mandate by a member of the Supervisory Board due to other reasons, respectively. The term in office of such new member shall end at the same time as would the term of his predecessor.

3. In the event that mandates of all the members of the Supervisory Board expire in result of election of at least one Supervisory Board member by group voting, in the elections of members of the Supervisory Board appointed otherwise than by voting by groups, there shall apply the provisions of Section 2 of this paragraph and §20 Section 2 of the Statutes, respectively, provided that the candidates may be nominated and justified orally in the course of a General Meeting of the Shareholders.

4. Should a Supervisory Board member's mandate expire due to his or her resignation the other Supervisory Board members may appoint a new member who shall perform his/her functions until the General Meeting appoints a Supervisory Board member, however not longer than until the end of the term of its predecessor. Appointments of Supervisory Board members pursuant to this section shall comply with §20, sections 6 and 8, §21, section 2, letter b, second sentence and §24, section 1, respectively. The Supervisory Board may not have more than two members appointed on the above terms."

XXVI. In § 24 the existing items 2, 2' and 3 in the form:

„2. Resolutions concerning granting consent to enter into agreements referred to in • 19 hereof shall require at least one "for" vote cast by the members referred to in §20, Section 6, provided further that such resolution shall require that any member of the Supervisory Board having any interest therein shall not be entitled to vote in favour of such resolution.

2'. Supervisory Board resolutions relating to suspending Management Board members in their duties and delegating Supervisory Board members to perform, on temporary basis, functions of Management Board members who cannot exercise their duties, must be voted in favour by the majority of members referred to in §20, section 6.

3. At the request of any of the members referred to in §20, Section 6, the Supervisory Board shall be obliged to carry out all supervisory activities contained in such request and described in the provisions of the Commercial Companies Code, provided that the member submitting such request shall be appointed to directly perform any such supervisory activities."

shall take the following form:

„2. Resolutions concerning granting consent to enter into agreements referred to in • 19 hereof shall require at least one "for" vote cast by the members referred to in §20, Section 6, provided further that such resolution shall require that any member of the Supervisory Board having any interest therein shall not be entitled to vote in favour of such resolution.

2'. Supervisory Board resolutions relating to suspending Management Board members in their duties and delegating Supervisory Board members to perform, on temporary basis, functions of Management Board members who cannot exercise their duties, must be voted in favour by the majority of members referred to in §20, section 6.

3. At the request of any of the members referred to in §20, Section 6, the Supervisory Board shall be obliged to carry out all supervisory activities contained in such request and described in the provisions of the Commercial Companies Code, provided that the member submitting such request shall be appointed to directly perform any such supervisory activities."

XXVII. In § 28 the existing item 3 in the form:

"3. During the term of its office the Management Board may elect by co-optation not more than two additional members; the co-optation of additional members is effected by a resolution of the Management Board."

shall take the following form:

"3. During the term of its office the Management Board may elect by co-option not more than two additional members; the co-option of additional members is effected by a resolution of the Management Board. In case a member of the Board is appointed by way of co-option, the Management Board is obliged to include in the agenda of the nearest General Meeting of Shareholders an item concerning confirmation

of appointment of a new member of the Board by way of co-option and propose an appropriate draft resolution. Should the General Meeting of Shareholders not accept the appointment of the new member of the Board by way of co-option, such Management Board member's mandate expires on conclusion of the General Shareholders Meeting."

XXVIII. In § 29 the existing item 1 in the form:

"1. The first Management Board shall be elected for a term of two years, the second for a period of three years, and the following Boards shall be elected for a term of five years."

shall take the following form:

"1. The Management Board shall be elected for a term of five years."

XXIX. In § 30 the existing items 1 and 2 shall be deleted.

XXX. In § 30, in the existing item 2 the letter b) shall be deleted while the letter a) in the form:

"a) candidates for the Management Board shall be nominated exclusively by shareholders holding preferred series A shares, and following the expiry of the preferred status of all such shares, by the Supervisory Board;"

shall be marked as item 1 and take the following form:

"1. Candidates for the Management Board shall be nominated exclusively by shareholders holding preferred series A shares, and following the expiry of the preferred status of all such shares, by the Supervisory Board, with the provisions regarding nomination of members to the Supervisory Board also applying to nominating members to the Management Board."

XXXI. In § 30 the existing item 3 shall take the numbering 2.

XXXII. In § 38 the existing provisions of items 1, 2 and 3 in the form:

"1. The Shareholders shall be entitled to net profits reflected in the Company's balance sheet for the last financial year and to that part which was designated by General Meeting of the Shareholders for distribution.

2. Profits shall be distributed among the Shareholders in proportion to the nominal value of shares held by them.

3. Any resolution regarding the distribution of part or all of the profits in the form of a dividend must be adopted by an absolute majority of 3/4 (three quarters) of the votes cast to be valid."

shall take the following respective forms:

"1. Shareholders shall be entitled to a share in the net profit reflected in the financial report examined by an auditor and designated by General Meeting of the Shareholders for distribution among shareholders.

2. The profit referred to in Section 1 shall be distributed among shareholders in proportion to the nominal value of held shares..

3. Adopting a resolution on distribution of profit, the General Meeting of Shareholders may decide upon dividend pay-out in the amount exceeding the profit referred to in Section 1, no greater, however, than the amount permitted in the provisions of the Commercial Companies Code."

The Management Board informs, that the shareholders who by October 12, 2004 shall deliver the deposit certificates issued to confirm the ownership of Agora SA shares and stating the number of deposited shares as well as their lock-up by the time the General Meeting is closed, shall be entitled to participate in it.

The deposit certificates mentioned above should be delivered to the following address: Company Secretary, Agora SA, 8/10 Czerska Street, 00-732 Warsaw. In case of the deposit certificates sent to the Company by post, the receipt date will count.

The article comes from Agora.pl

Draft resolutions of the EGM on October 20, 2004

05-10-2004

The Management Board of Agora SA hereby presents draft resolutions to be proposed to the General Meeting of Shareholders convened for October 20, 2004 at 11:00 a.m. in the Company's site at Czerska 8/10 in Warsaw.

Resolution No. 1 - draft

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

In § 8 section 5 is added in the wording:

"5. Share capital increases referred to in section 1, may also be executed by way of issuance of subscription warrants with maturity date no longer than the period specified in section 1."

Resolution No. 2 - draft

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

After § 9, § 9a is added in the wording:

"§ 9a

1. The Company's shares may be redeemed on shareholder's consent by way of their purchase by the Company (voluntary redemption).

2. In cases stipulated by the provisions of the Commercial Companies Code, the Management Board decides upon an acquisition of shares by the Company for the purpose of their redemption.

3. Redemption of the Company's shares requires a resolution of the General Meeting of Shareholders, subject to the provisions of Art. 363 paragraph 5 of the Commercial Companies Code.

4. The resolution referred to in the previous section shall define in particular:

1) legal basis for redemption of shares,

2) amount of compensation to be vested in the owner of redeemed shares or a justification of redemption of shares without compensation,

3) way of share capital decrease."

Resolution No. 3 - draft

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in such a way that §11 takes on the wording:

"1. The sale of preferred series A shares may only be executed at the price no greater than their nominal value.

2. The sale or conversion of preferred series A shares into bearer shares requires a written consent of shareholders holding at least 50% of preferred series A shares registered in the share register, granted in accordance with stipulations of sections 4 - 6 below.

3. The sale of preferred series C shares shall require the written consent of the shareholders holding at least 80% of the preferred series A shares, unless the acquirer is a legal entity being (i) a wholly-owned direct or indirect subsidiary of the seller, (ii) a direct or indirect sole owner of the seller or (iii) a wholly-owned direct or indirect subsidiary of the sole owner of the seller.

4. Shareholders intending to sell or to convert preferred series A shares or preferred series C shares into bearer shares shall be obliged to deliver to the Management Board a request in writing for a permit for sale or conversion addressed to all shareholders holding preferred series A shares who are authorised to grant such consent.

5. Within 14 days from the date of receipt of the request referred to in Section 2, the Management Board shall be obliged to deliver a copy of the request to each holder of preferred series A shares who are authorised to express their consent. Delivery is made to the address of each shareholder registered in the share register.

6. It shall be assumed that consent was not granted if, within 14 days from the date of delivery by the Management Board of a copy of the request referred to in Section 2 to the last of the shareholders authorised to grant their consent, the shareholder:

1) intending to sell or convert preferred series A shares into bearer shares shall not receive written consents of holders of over 50% of preferred series A shares,

2) intending to sell or convert preferred series C shares into bearer shares does not receive written consents of holders of over 80% of preferred series A shares.

7. On assessment, subject to Section 6 item 1, if the consent for sale or conversion of series A shares was granted, shares owned by a shareholder applying for such consent are also taken into consideration, assuming the consent of the shareholder."

Resolution No. 4 - draft

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

After § 11, § 11a is added in the wording:

"§ 11a

1. The sale of registered series B shares numbered from B 032 731 556 to 033 999 015 or their conversion to bearer shares shall require the written consent of shareholders holding over 50% series A shares altogether. The consent shall be given by all such shareholders on receipt of written application of a shareholder intending to sell shares or his or her plenipotentiary.

2. Request for consent shall be delivered to the Management Board which shall immediately pass the application to owners of series A shares. Decision on the consent must be taken in the period of two months since delivery of the shareholder's application to the Management Board. Should the decision not be taken within the period, it shall be assumed the consent was granted.

3. Decision denying consent for sale of shares should at the same time specify another acquirer as well as the price and date of payment. The suggested price must not be lower than a share nominal value or the purchase price of traded shares by a shareholder applying for consent for sale - depending on which value shall be higher. An owner of series A shares may be indicated as the acquirer. The date of payment specified in the decision must not be longer than two months from the date of decision on denial of consent for the sale of shares.

4. A decision denying consent for conversion of shares referred to in item 1 to bearer shares shall at the same time indicate the date of granting such consent."

Resolution No. 5 - draft

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

§ 13 section 2 takes on the wording:

"2. Purchase and sale of a piece of real property, perpetual usufruct or a share in a piece of real property shall not require a resolution of the General Meeting of Shareholders."

Resolution No. 6 - draft

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

In § 17 section 5 takes on the wording:

"5. At any General Meeting of the Shareholders the percentage of votes of foreign entities and entities controlled by foreign entities may not be greater than 49%. The limitation shall not refer to entities with their seats or residence in a member states of the European Economic Area."

Resolution No. 7 - draft

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

In § 18 section 3 is added in the wording:

"3. The Supervisory Board may, by way of resolution, appoint panels or committees for specific tasks form

among its members. Costs of functioning of such committees or panels shall be borne by the Company."

Resolution No. 8 - draft

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

In § 19 provisions of section 3 letter a) and b) take on the wording:

"3. The consent of the Supervisory Board referred to in Section 1, letter b shall not be required if at least one of the conditions listed below is fulfilled:

a) the value of the rights and obligations arising from such agreement on behalf of one of the parties thereto does not exceed, during the subsequent 12 calendar months, the PLN equivalent of EURO 5,000,000 (five million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into or amending such agreement,

b) the value of expenses incurred by the Company in relation to subscription for shares in a company in which an Affiliate has any shareholding or purchase of shares from an Affiliate, does not exceed the PLN equivalent of EURO 10,000,000 (ten million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into the company's deed of association (the founders signing statutes), adoption of a resolution increasing the share capital or entering into an agreement transferring the ownership of shares,"

Resolution No. 9 - draft

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in such a way that in § 20 the existing section 1 and section 3 are deleted and the numbering of the remaining sections is changed respectively, whilst section 1 takes on the wording:

"1. Members of Supervisory Board shall be elected - with the exceptions referred to in points (a) and (b) below - for three year terms in such a manner so that during each subsequent three year period the membership of the Board is completely changed due to the annual expiration of the mandates of two members. To that effect, the election of members of the Supervisory Board shall be effected in the following manner:"

Resolution No. 10 - draft

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in such a way that whenever in the text of the Statutes appears:

1) § 20 section 4, it is replaced by § 20 section 2;

2) § 20 section 6, it is replaced by § 20 section 4;

3) § 20 section 8, it is replaced by § 20 section 6.

Resolution No. 11 - draft

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in such a way that in § 21 the existing section 1 is deleted and the numbering of remaining sections is changed respectively.

Resolution No. 12 - draft

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

§ 28 section 3 takes on the wording:

"3. During the term of its office the Management Board may elect by co-option not more than two additional members; the co-option of additional members is effected by a resolution of the Management Board. In case a member of the Board is appointed by way of co-option, the Management Board is obliged to include in the agenda of the nearest General Meeting of Shareholders an item concerning confirmation of appointment of a new member of the Board by way of co-option and propose an appropriate draft resolution. Should the General Meeting of Shareholders not accept the appointment of the new member of the Board by way of co-option, such Management Board member's mandate expires on conclusion of the General Shareholders Meeting."

Resolution No. 13 - draft

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

§ 29 section 1 takes on the wording:

"1. The Management Board shall be elected for a term of five years."

Resolution No. 14 - draft

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in such a way that in § 30 section 1 and section 2 letter b) are deleted. The existing letter a) takes on the numbering 1 and the wording:

"1. Candidates for the Management Board shall be nominated exclusively by shareholders holding preferred series A shares, and following the expiry of the preferred status of all such shares, by the Supervisory Board, with the provisions regarding nomination of members to the Supervisory Board also applying to nominating members to the Management Board;"

whilst the existing section 3 takes on the numbering 2.

Resolution No. 15 - draft

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

§ 38 takes on the wording:

"1. Shareholders shall be entitled to a share in the net profit reflected in the financial report examined by an auditor and designated by General Meeting of the Shareholders for distribution among shareholders.

2. The profit referred to in Section 1 shall be distributed among shareholders in proportion to the nominal value of held shares..

3. Adopting a resolution on distribution of profit, the General Meeting of Shareholders may decide upon dividend pay-out in the amount exceeding the profit referred to in Section 1, no greater, however, than the amount permitted in the provisions of the Commercial Companies Code."

Resolution No. 16 - draft

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

§ 7 item 4 takes on the wording:

"4. The series A shares shall also enjoy preferences defined in §11, section 1 and section 3, §21, section 2, letter a), point (i), §22, section 1, §28, section 2, §30, section 1 and §31, section 1."

Resolution No. 17 - draft

Subject to Art. 430 of the Commercial Companies Code and Art. 9 section 4 of the National Court Registry of 20 August 1997, the General Meeting of Shareholders composes the consolidated text of the Company's Statutes, including amendments made at the current General Meeting in resolutions no. 1 - 16:

STATUTES OF "AGORA" JOINT STOCK COMPANY

I. GENERAL PROVISIONS

§ 1

The Company shall operate under the name of "AGORA, Spółka Akcyjna", hereinafter referred to as the "Company".

§ 2

The Company was created as a result of the transformation of a company under the name of "Agora - Gazeta", a limited liability company headquartered in Warsaw, entered into the Commercial Register under the number of RHB 25478, kept by the District Court for the capital city of Warsaw, XVI Economic Department.

§ 3

The Company's registered seat shall be in the capital city of Warsaw.

§ 4

1. The Company shall operate within the territory of Poland and abroad.

2. Within the territory of its operation, the Company may establish branch offices and other organisational units, establish companies and join existing companies, as well as participate in all organisational and legal arrangements permitted under law.

II. SCOPE OF BUSINESS

§ 5

1. The scope of Company's business shall be:

1) newspaper publishing (22.12.Z);

2) book publishing (22.11.Z);

3) publishing magazines and periodicals (22.13.Z);

4) other publishing operations (22.15.Z);

5) newspaper printing (22.21.Z);

6) all other types of printing, otherwise not classified (22.22.Z);

7) composition of text and printing plates (22.24.Z);

8) other services related to printing (22.25.Z);

9) advertising (74.40.Z);

10) radio and television operations (92.20.Z);

11) releasing audio recordings (22.14.Z);

12) making films and video recordings (92.11.Z);

13) distribution of films and video recordings (92.12.Z);

14) rendering services related to installation, repair and maintenance of television and radio transmitters (32.20.B);

15) rendering services related to installation, repair and maintenance of professional radio and television equipment as well as all equipment necessary to steer sound and picture (32.30.B);

16) data processing (72.30.Z);

17) software related activities (72.20.Z):

18) rendering computer hardware related advice (72.10.Z);

19) fixed line telephony and telegraphy (64.20.A);

20) data transmission and data communications (64.20.C);

21) other telecommunication services (64.20.G);

22) market research and opinion polls (74.13.Z);

23) operating galleries and exhibition halls (92.31.E);

24) retail sale of books, newspapers, stationery articles (52.47.Z);

25) operation related to lotteries as well as sports and other bets placement (92.71.Z);

26) other sports related operations (92.62.Z);

27) other commercial operations otherwise unclassified (74.84.B);

28) operations related to holding management (74.15.Z);

29) accounting and book keeping operations (74.12.Z);

30) advisory services related to conducting commercial activities and management (74.14.A);

31) development and sale of real estate in its own name (70.11.Z);

32) purchase and sale of real estate in its own name (70.20.Z);

33) lease of real estate in its own name (70.20.Z);

34) management of real properties used for housing purposes (70.32.A);

35) management of real properties used for non-housing purposes (70.32.B);

36) other forms of granting credit facilities (65.22.Z);

37) other financial agency services, otherwise unclassified (65.23.Z);

38) carrying on activities of an information agency (92.40.Z);

39) carrying on activities related to data bases (72.40.Z);

40) carrying on activities related to archives (92.51.C);

41) operations of agents specialising in sale of specific type of goods or a specific group of goods, otherwise unclassified (51.18.Z);

42) operations of agents dealing in sale of various types of goods (51.19.Z).

2. The operations referred to in the above section may be conducted on the Company's own account and on the account of others, including in cooperation with domestic and foreign entrepreneurs.

§ 6

Subject to applicable laws, an amendment to the Company's scope of business may be made without the requirement to purchase shares from those shareholders who do not agree to such amendment.

III. SHARE CAPITAL. SHARES

§ 7

1. The share capital of the Company amounts to 56,757,525 (fifty six million seven hundred fifty seven and five hundred twenty five) zloty and is divided 56,757,525 (fifty six million seven hundred fifty seven and five hundred twenty five) series A, B, C, D, E and F shares with a nominal value of 1 (one) zloty each, including:

a) 4,281,600 (four million two hundred eighty one thousand six hundred) registered series A shares numbered from No. A000001 to No. A4281600;

b) 39,108,900 (thirty nine million one hundred and eight thousand nine hundred) registered series B shares numbered from No. B000001 to No. B39108900;

c) 750,000 (seven hundred and fifty thousand) registered series C shares numbered from No. C000001 to No. C750000

d) 2,267,025 (two million two hundred sixty seven thousand twenty five) registered series D shares numbered from No. D0000001 to No. D2267025;

e) 9,000,000 (nine million) bearer series E shares numbered from No. E0000001 to No. E9000000;

f) 1,350,000 (one million three hundred fifty thousand) bearer series F shares numbered from No. F0000001 to No. F1350000;

2. Shares listed in Section 1 item 1 letter a) to c) of this paragraph shall be registered shares subscribed by the shareholders as part of the Company's transformation from a limited liability company into a joint stock company referred to in § 2 herein.

3. Subject to the provisions of §17 herein, series A and C shares shall be preferred shares in that each such share shall entitle its holder to five votes at the General Meeting of the Shareholders.

4. The series A shares shall also enjoy preferences defined in §11, section 1 and section 3, §21, section 2, letter a), point (i), §22, section 1, §28, section 2, §30, section 1 and §31, section 1.

§ 8

1. In the period until June 30th, 2007 , the Company's Management Board shall be authorised to make one or several increases of the share capital by a total amount not greater than PLN 42,568,143 (authorised capital).

2. Management Board resolutions relating to delivery of shares in exchange for in-kind contributions shall not require consent of the Supervisory Board.

3. Subject to Section 4 within the limits of the authorised capital, the Management Board shall have the right to waive or to limit the preemptive rights upon consent of the Supervisory Board.

4. Authorisation, which is mentioned in the Section 3 above, is not applicable in case of increases of share capital which are to be offered to (i) individuals who currently work or who have worked on behalf of the Company or entities affiliated with the Company, pursuant to a contract of employment or other agreement such as mandate agreement or agreement for performance of a specific task or other agreement having similar effects, in the opinion of the Management Board, to a contract of employment, or (ii) an entity which will provide the shares subscribed thereby to persons referred to in point (i).

5. Share capital increases referred to in Section 1, may also be executed by way of issuance of subscription warrants with maturity date no longer than the period specified in section 1.

§ 9

The Company may issue bonds, including bonds convertible into shares.

§ 9a

1. The Company's shares may be redeemed on shareholder's consent by way of their purchase by the Company (voluntary redemption).

2. In cases stipulated by the provisions of the Commercial Companies Code, the Management Board decides upon an acquisition of shares by the Company for the purpose of their redemption.

3. Redemption of the Company's shares requires a resolution of the General Meeting of Shareholders, subject to the provisions of Art. 363 paragraph 5 of the Commercial Companies Code.

4. The resolution referred to in the previous section shall define in particular:

1) legal basis for redemption of shares,

2) amount of compensation to be vested in the owner of redeemed shares or a justification of redemption of shares without compensation,

3) way of share capital decrease.

§ 10

1. Bearer shares may not be converted into registered shares.

2. Conversion of registered series A, B and C shares to bearer shares shall be made within 30 days from the date of filing an application by the shareholder holding such shares, subject to this paragraph and §11 of the Statutes.

3. Subject to Sections 4 and 5 of this paragraph, series B shares numbered from No. B 000 001 to No. B 18 865 900 may be converted into bearer shares not earlier than after the following dates:

a) after July 1st, 2000, 20% of series B shares held by each shareholder on the date such shares were admitted to public trading, may be converted into bearer shares;

b) after July 1st, 2001, further 10% of series B shares held by each shareholder on the day such shares were admitted to public trading may be converted into bearer shares (a total of 30% of shares), and then after July 1st of each subsequent calendar year, the number of series B shares of each shareholder which will be available for conversion into bearer shares, will increase by 10% of the overall number of series B shares held by each shareholder on the date such shares were admitted to public trading.

4. Conversion of series B shares numbered from No. B 000 001 to No. B 18 865 900 into bearer shares may be made prior to the termination of the dates referred to in Section 3 above in the event of:

(i) the shareholder holding series B shares of such numbers acquiring retiree status provided that this shareholder has reached the age of 60 in case of women and 65 in case of men,

(ii) the shareholder holding shares of such numbers acquiring the right to benefits from social insurance fund, because of full inability to work or

(iii) death of shareholders holding shares with such numbers or

(iv) acquisition of such shares by a shareholder holding all the series A shares or another person appointed by the Company.

(v)Company's Management Board's consents for conversion of a specific number of such shares.

4'. Management Board of the Company may approve conversion of series B shares numbered from No. B 000 001 to No. B 18 865 900 into bearer shares in the event of the shareholder holding series B shares of such numbers acquiring retiree status even if this shareholder has not reached the age referred to in section 4 point (i) or in case of reaching this age by such shareholder without acquiring retiree status.

5. Conversion of shares referred to in Section 4 may be effected at the request of a shareholder or heirs thereof as of: (i) July 1st of the year during which one of the events specified in the above referenced section, provided that it occurred not later than on July 1st of such year or (ii) July 1st of the year following that during which one of the events specified in point (i) above occurred.

6. It shall not be possible to convert registered series D shares into bearer shares at a request of a shareholder.

7. Conversion of registered series D shares into bearer shares may be effected by a resolution of the Management Board with the numbers of shares subject to such conversion and the date on which it will be made specified thereby.

7'. Sections 3 - 5 above shall not apply in the event of a public tender to subscribe for the sale or exchange of Company shares in compliance with the Act of 21 August 1997 - Law on Public Trading of Securities, hereinafter referred to as the "Law on Public Trading of Securities", provided that the Management Board represents, in a statement issued after the announcement of the tender, that it considers the tender to be hostile.

8. Any costs associated with the conversion of shares shall be borne by the Company.

§ 11

1.The sale of preferred series A shares may only be executed at the price no greater than their nominal value.

2. The sale or conversion of preferred series A shares into bearer shares requires a written consent of shareholders holding at least 50% of preferred series A shares registered in the share register, granted in accordance with stipulations of sections 4 - 6 below.

3. The sale of preferred series C shares shall require the written consent of the shareholders holding at least 80% of the preferred series A shares, unless the acquirer is a legal entity being (i) a wholly-owned direct or indirect subsidiary of the seller, (ii) a direct or indirect sole owner of the seller or (iii) a wholly-owned direct or indirect subsidiary of the sole owner of the seller.

4. Shareholders intending to sell or to convert preferred series A shares or preferred series C shares into bearer shares shall be obliged to deliver to the Management Board a request in writing for a permit for sale or conversion addressed to all shareholders holding preferred series A shares who are authorised to grant such consent.

5. Within 14 days from the date of receipt of the request referred to in Section 2, the Management Board shall be obliged to deliver a copy of the request to each holder of preferred series A shares who are authorized to express their consent. Delivery is made to the address of each shareholder registered in the share register.

6. It shall be assumed that consent was not granted if, within 14 days from the date of delivery by the Management Board of a copy of the request referred to in Section 2 to the last of the shareholders authorized to grant their consent, the shareholder:

1) intending to sell or convert preferred series A shares into bearer shares shall not receive written consents of holders of over 50% of preferred series A shares,

2) intending to sell or convert preferred series C shares into bearer shares does not receive written consents of holders of over 80% of preferred series A shares.

7. On assessment, subject to Section 6 item 1, if the consent for sale or conversion of series A shares was granted, shares owned by a shareholder applying for such consent are also taken into consideration, assuming the consent of the shareholder.

§ 11a

1. The sale of registered series B shares numbered from B 032 731 556 to 033 999 015 or their conversion to bearer shares shall require the written consent of shareholders holding over 50% series A shares altogether. The consent shall be given by all such shareholders on receipt of written application of a shareholder intending to sell shares or his or her plenipotentiary.

2. Request for consent shall be delivered to the Management Board which shall immediately pass the application to owners of series A shares. Decision on the consent must be taken in the period of two months since delivery of the shareholder's application to the Management Board. Should the decision not be taken within the period, it shall be assumed the consent was granted.

3. Decision denying consent for sale of shares should at the same time specify another acquirer as well as the price and date of payment. The suggested price must not be lower than a share nominal value or the purchase price of traded shares by a shareholder applying for consent for sale - depending on which value shall be higher. An owner of series A shares may be indicated as the acquirer. The date of payment specified in the decision must not be longer than two months from the date of decision on denial of consent for the sale of shares.

4. A decision denying consent for conversion of shares referred to in item 1 to bearer shares shall at the same time indicate the date of granting such consent.

IV. ORGANISATION OF THE GOVERNING BODIES

§ 12

The Company shall have the following governing bodies:

1) General Meeting of the Shareholders;

2) the Supervisory Board;

3) the Management Board.

A. General Meeting of the Shareholders

§ 13

1. The General Meeting of the Shareholders shall have competence in matters reserved to it under the Commercial Companies Code, provisions of other laws and as provided herein, subject to section 2.

2. Purchase and sale of a piece of real property, perpetual usufruct or a share in a piece of real property shall not require a resolution of the General Meeting of Shareholders.

§ 14

Apart from persons indicated in the provisions of the Commercial Companies Code, each member of the Supervisory Board meeting the requirements set forth in § 20 Section 4 may request the Management Board to call a General Meeting of the Shareholders, and if such request is not complied with, call such meeting himself.

§ 15

1. Resolutions of the General Meeting of the Shareholders shall be adopted by an absolute majority of votes cast unless the Commercial Companies Code, provisions of other laws or these statutes provide for different terms of adopting such resolutions.

2. In addition to matters as provided by law, the absolute majority of 3/4 (three quarters) of votes cast shall be required for validity of resolutions concerning:

a) a merger of the Company with another entity, other forms of consolidation that are or will be allowed under law, and division of the Company;

b) the remuneration of members of the Supervisory Board, including individual remuneration of those members who were elected to a continuous supervisory.

3. Subject to section 4, the absolute majority of 3/4 (three quarters) votes cast when the Shareholders

representing at least 50% of the Company's share capital are present, shall be required for the resolution on the removal of matters from the agenda of the General Meeting of the Shareholders that were previously contained in the agenda. In the event a motion for such resolution is submitted by the Management Board an absolute majority of votes cast shall be required in order to adopt such a resolution.

4. Removal of any matters from the agenda of a General Meeting of the Shareholders at the request made on the basis of Article 400 of the Commercial Companies Code by a shareholder representing at least one tenth of the Company's share capital, shall require consent of the shareholder who made such request.

5. Adoption of a resolution relating to shareholder's liability with respect to the Company due to any reason shall require an absolute majority of 3 (three quarters) of votes cast in the presence of shareholders representing at least 50% of all the Company shares which may be voted in the adoption of such resolution.

§ 16

1. The General Meeting of the Shareholders shall be opened by the chairman or another member of the Supervisory Board, and in case of their absence by a member of the Management Board, except for cases where the General Shareholders Meeting is called by a member of the Supervisory Board as provided in paragraph 20 section 6. In such cases, such member of the Supervisory Board or a person delegated by such person shall open the Meeting and present the reasons for calling such meeting.

2. The General Meeting of the Shareholders may approve its rules and regulations stipulating in detail the organisation and procedures for holding meetings. Adoption, amendment or termination of the rules and regulations must be passed by a majority of 3/4 votes cast.

§ 17

1. Subject to section 2 none of the shareholders may exercise more than 20% of the overall number of votes at the General Meeting of the Shareholders, provided that for the purposes of establishing obligations of purchasers of material blocks of shares as provided in the Law on Public Trading of Securities such restriction of the voting rights does not exist.

2. The restriction of the voting rights referred to in section 1 shall not apply to:

a) shareholders holding the preferred series A shares;

b) the deposit bank which, on the basis of agreement with the Company, issued depository receipts based on the Company Shares, in the event that such entity exercises the voting rights attached to shares which were the basis for the issuance of depository receipts; and

c) a shareholder who, while having no more than 20% of the overall number of votes at the General Meeting of the Shareholders, announced a tender for subscription for the sale or exchange of all the shares of the Company and in result of such tender purchased shares which, including the previously held Company shares, authorise it to exercise at least 75% of the overall number of votes at the General Meeting of the Shareholders. For the purposes of calculating a shareholder's share in the overall number of votes at the General Meeting of the Shareholders referred to above it is assumed that the restriction of the voting rights provided in section 1 does not exist.

3. For the purposes of Section 1 and section 2, letter c), exercise of votes by a subsidiary shall be treated as the exercise of votes by a parent company (dominating entity) as defined in the Law on Public Trading of Securities.

4. The percentage share of a shareholder who holds any preferred series C shares in the overall number of votes at the General Meeting of the Shareholders may not be greater than the percentage share of such shareholders in the overall number of shares which form the Company's share capital on the date of holding a General Meeting of the Shareholders.

5. At any General Meeting of the Shareholders the percentage of votes of foreign entities and entities controlled by foreign entities may not be greater than 49%. The limitation shall not refer to entities with their seats or residence in a member states of the European Economic Area.

6. Each share, whether preferred or not, entitles its holder to one vote in connection with passing a resolution regarding the withdrawal of the Company's shares from public trading.

B. Supervisory Board

§ 18

1. The Supervisory Board shall be composed of five members including the chairman, and shall be elected in accordance with the provisions of §20 and §21.

2. The Chairman of the Supervisory Board is chosen by the General Shareholders Meeting. Members of the Supervisory Board may elect a deputy of the chairman or persons performing other functions from among themselves.

3. The Supervisory Board may, by way of resolution, appoint panels or committees for specific tasks form among its members. Costs of functioning of such committees or panels shall be borne by the Company.

19

1. In addition to matters provided for in the provisions of the Commercial Companies Code, the following shall be within the exclusive competency of the Supervisory Board:

a) setting the remuneration of the members of the Management Board payable by the Company, and representing the Company in agreements and disputes with the members of the Management Board;

b) subject to Sections 2, 3 and 4 of this paragraph, granting consent for the Company to enter into or to amend an agreement with an Affiliate of the Company within the meaning of the Law on the Public Trading of Securities and enforcement regulations issued on the basis thereof (Affiliate);

c) approving an auditor selected by the Management Board to review the Company's financial statements, unless the same auditor reviewed the financial statements for the year preceding the given financial year.

2. In case of:

a) agreements referring to the operations of the Company as provided in its Statutes and made in accordance with general terms of agreements, contractual regulations and price lists, the Supervisory Board may, at the request of the Management Board, grant its consent for entering into such type of agreements and designate the time of validity of such consent;

b) loan agreements, additional payments, guarantees and sureties entered into between the Company and entities controlled thereby or associated therewith within the meaning of the accounting regulations, the Supervisory Board may grant a general consent pursuant to annual or long-term plans of financing those entities as presented by the Management Board, and designate the validity of such consent, which shall not be shorter than one year.

3. The consent of the Supervisory Board referred to in Section 1, letter b shall not be required if at least one of the conditions listed below is fulfilled:

a) the value of the rights and obligations arising from such agreement on behalf of one of the parties thereto does not exceed, during the subsequent 12 calendar months, the PLN equivalent of EURO 5,000,000 (five million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into or amending such agreement,

b) the value of expenses incurred by the Company in relation to subscription for shares in a company in which an Affiliate has any shareholding or purchase of shares from an Affiliate, does not exceed the PLN equivalent of EURO 10,000,000 (ten million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into the company's deed of association (the founders signing statutes), adoption of a resolution increasing the share capital or entering into an agreement transferring the ownership of shares,

c) the expenses shall constitute the remuneration due pursuant to the rules of remuneration as required by the labour law or the resolutions of the General Meeting of the Shareholders,

d) the agreement is made on the basis of a resolution of the General Meeting of the Shareholders,

e) the Company is the shareholder of at least 95% of the shares entitling the Company to exercise at least 95% of total voting rights at the shareholders meeting or the general shareholder meeting of the Affiliate,

f) a party to the agreement is a depository bank which purchased Company's shares for the purposes of issuing depository receipts abroad or an entity affiliated to such bank within the meaning of the Law on the Public Trading of Securities and enforcement regulations issued on the basis thereof,

g) amendment of an agreement which was previously approved does not result in an increase of the value of Company liabilities by more than PLN equivalent of EURO 500,000 (five hundred thousand) at the average rate of exchange quoted by the National Bank of Poland on the date of such amendment.

4. No consent of the Supervisory Board for taking actions referred to in section 1, letter b and c hereof shall be required, if the Supervisory Board is not able to adopt resolutions, because the number of Supervisory Board members at that time is lower than required by the Statutes and such circumstances last for more than 14 days.

§ 20

1. Members of Supervisory Board shall be elected - with the exceptions referred to in points (a) and (b) below - for three year terms in such a manner so that during each subsequent three year period the membership of the Board is completely changed due to the annual expiration of the mandates of two members. To that effect, the election of members of the Supervisory Board shall be effected in the following manner:

a) two members of the second Supervisory Board shall be elected for a one year term, and upon the expiry of their mandates - two persons shall be elected to the Supervisory Board for a three year term;

b) two other members of the second Supervisory Board shall be elected for a two year term, and upon the expiry of their mandates two persons shall be elected to the Supervisory Board for a three year term;

c) the chairman shall be elected for a three year term.

2. Members of the Supervisory Board may be re-elected.

3. Persons employed by the Company or by entities controlled by the Company within the meaning of the Law on the Public Trading of Securities cannot be members of the Supervisory Board.

4. At least three members of the Supervisory Board shall be a person who satisfies the following conditions:

a) is not an Affiliate of the Company (except for being a member of the Company's Supervisory Board) nor is an Affiliate of an entity controlling or controlled by the Company or an Affiliate of an entity controlled by an entity controlling the Company, within the meaning of the Law on the Public Trading of Securities, collectively, the "Agora Group"; and

b) is not related to, or of kin to a second degree, to an employee of an entity included in the Agora Group.

5. All members elected to the Supervisory Board, regardless of the election procedure, who meet the criteria set forth in Section 6 above, shall serve as members referred to in Section 6 of this paragraph.

6. Majority of members of the Supervisory Board shall be Polish citizens residing in Poland.

§ 21

1. Members of the first Supervisory Board shall be elected pursuant to the resolutions on the transformation of the Company referred to in §2 herein, subject to the provisions of §20, Sections 6 and 8 hereof.

2. Members of subsequent Supervisory Boards shall be elected by the General Meeting of the Shareholders subject to the following terms and conditions:

a) candidates may be exclusively nominated by:

(i) shareholders holding preferred series A shares or

(ii) shareholders who documented their entitlement to not less than 5% of the votes at the last Shareholders Meeting before the candidates were nominated and who at the time of making the nomination hold not less than 5% of the share capital of the Company, provided that in order to ensure a proper nomination, it is necessary for the shareholder making such nomination to prove his right to at least 5% of the votes at the Shareholders Meeting where such nomination shall be voted on;

b) candidates shall be nominated in writing not later than 7 (seven) days prior to the General Meeting of the Shareholders. Each nomination should include a personal profile of the candidate as well as the grounds for the nomination, including an overview of such candidate's professional qualifications and experience. A written consent of the candidate should be appended to each nomination, and in the event that such candidate meets the conditions specified in § 20 Section 6, a written declaration submitted by such candidate, confirming that he meets such requirements should also be appended;

c) in the event that the nomination of the candidates is not made in accordance with the above guidelines and the provisions of §20 Sections 6 and 8, the Management Board or the Supervisory Board shall nominate the candidates for members of the Supervisory Board;

3. Subject to the exceptions provided in section 5, the principles of making nominations for members and appointment of members of the Supervisory Board as provided in Section 2 of this paragraph and §20, Section 2, shall apply to the newly appointed members in case of dismissal, expiry of mandate or inability to perform a mandate by a member of the Supervisory Board due to other reasons, respectively. The term in office of such new member shall end at the same time as would the term of his predecessor.

4. In the event that mandates of all the members of the Supervisory Board expire in result of election of at least one Supervisory Board member by group voting, in the elections of members of the Supervisory Board appointed otherwise than by voting by groups, there shall apply the provisions of Section 2 of this paragraph and §20 Section 2 of the Statutes, respectively, provided that the candidates may be nominated and justified orally in the course of a General Meeting of the Shareholders.

5. Should a Supervisory Board member's mandate expire due to his or her resignation the other Supervisory Board members may appoint a new member who shall perform his/her functions until the General Meeting appoints a Supervisory Board member, however not longer than until the end of the term of its predecessor. Appointments of Supervisory Board members pursuant to this section shall comply with §20, sections 6 and 8, §21, section 2, letter b, second sentence and §24, section 1, respectively. The Supervisory Board may not have more than two members appointed on the above terms.

§ 22

1. Dismissal (removal) of a member of the Supervisory Board prior to the end of his term of office may be effected by a resolution of the General Meeting of the Shareholders adopted by a simple majority of votes, provided that until the expiry of the preferred status of series A shares 80% of voting rights attached to all outstanding series A shares are cast in favour of such resolution.

2. Resignation from the function of a Supervisory Board member should be made to the Supervisory Board in writing, otherwise being invalid.

§ 23

1. Resolutions of the Supervisory Board shall be adopted at the meetings of the Board, unless all its members sign the same or separate copies of a draft resolution. The meetings of the Supervisory Board shall be convened by its chairman or his deputy and in case the chairman is absent and/or his deputy has not been elected -- by a member of the Supervisory Board designated by the chairman. A meeting of the Supervisory Board may be called by any member referred to in §20, Section 6. Persons authorised to convene meetings of the Supervisory Board shall be obligated to convene such meetings upon the request of the Management Board made by way of a resolution and at the request of any member of the Supervisory Board. Meetings convened in such manner shall occur not later than 14 days following the receipt of such request by the person authorised to convene such a meeting.

2. Members of the Management Board may participate in the meetings of the Supervisory Board in an advisory capacity.

3. Agreements concerning the rights and obligations of the members of the Management Board shall be signed by the chairman of the Supervisory Board, and in the event of his absence, by any other member authorised by the Supervisory Board. Other legal acts between the Company and members of the Management Board shall be made in accordance with the same procedure.

4. Meetings of the Supervisory Board shall be held on as required basis, however, not less often than once per calendar quarter.

5. Meetings of the Supervisory Board may be held by way of a conference call, in a manner allowing communication among all members taking part in such meeting. The place of the meeting held by way of such conference shall be deemed as the place of the person who chairs the meeting.

6. Supervisory Board Members may participate in adoption of Supervisory Board resolutions by casting their votes in writing through another member of the Supervisory Board. Casting a vote in writing may not apply to matters introduced to the agenda at the Supervisory Board meeting.

§ 24

1. Unless otherwise provided herein, the resolutions of the Supervisory Board shall be adopted by an absolute majority of votes cast in the presence of at least three members of the Supervisory Board. In cases where an equal number of votes is cast, the chairman's vote shall prevail.

2. Resolutions concerning granting consent to enter into agreements referred to in • 19 hereof shall require at least one "for" vote cast by the members referred to in §20, Section 6, provided further that such resolution shall require that any member of the Supervisory Board having any interest therein shall not be entitled to vote in favour of such resolution.

2'. Supervisory Board resolutions relating to suspending Management Board members in their duties and delegating Supervisory Board members to perform, on temporary basis, functions of Management Board members who cannot exercise their duties, must be voted in favour by the majority of members referred to in §20, section 6.

3. At the request of any of the members referred to in §20, Section 6, the Supervisory Board shall be

obliged to carry out all supervisory activities contained in such request and described in the provisions of the Commercial Companies Code, provided that the member submitting such request shall be appointed to directly perform any such supervisory activities.

§ 25

The same non-competition provisions and restrictions on dealings with competing entities that apply to members of the Management Board shall also apply to members of the Supervisory Board delegated to perform continuous individual supervision within the meaning of the Commercial Code.

§ 26

1. The General Meeting of the Shareholders may adopt rules and regulations for the Supervisory Board stipulating the organisation and the manner in which the actions of the latter will be performed.

2. A resolution of the General Meeting concerning the above provision, as well as any amendment to the rules and regulations or the repeal thereof shall require an absolute majority of 3/4 (three quarters) of votes cast.

C. Management Board

§ 27

1. The Management Board shall manage the Company's affairs and represent the Company in dealings with third parties.

2. The responsibilities of the Management Board shall include all matters related to conducting the Company's affairs, provided they were not delegated otherwise, and the appointment of an independent auditor responsible for auditing the financial statements. If the approval of the Supervisory Board set forth in §19 Section 1 letter c is withheld, the Management Board is obliged to make the appointment again.

§ 28

1. The Management Board is elected by the General Meeting of the Shareholders, except for provisions of Section 3 of this paragraph.

2. Subject to the provisions of Section 3 of this paragraph, the Management Board shall be composed of from 3 to 6 members with the exact number determined by the shareholders holding the majority of preferred series A shares, and following the expiration of such preferred status of all series A shares, by the Supervisory Board. All decisions concerning the number of members of the Management Board must be presented to the chairman of the General Shareholders Meeting.

3. During the term of its office the Management Board may elect by co-option not more than two additional members; the co-option of additional members is effected by a resolution of the Management Board. In case a member of the Board is appointed by way of co-option, the Management Board is obliged to include in the agenda of the nearest General Meeting of Shareholders an item concerning confirmation of appointment of a new member of the Board by way of co-option and propose an appropriate draft resolution. Should the General Meeting of Shareholders not accept the appointment of the new member of the Board by way of co-option, such Management Board member's mandate expires on conclusion of the General Shareholders Meeting.

4. The majority of members of the Management Board shall be Polish citizens residing in Poland.

§29

1. The Management Board shall be elected for a term of five years.

2. Management Board members shall be appointed for a period of joint term.

3. Members of the Management Board may be re-elected.

§30

1. Candidates for the Management Board shall be nominated exclusively by shareholders holding preferred series A shares, and following the expiry of the preferred status of all such shares, by the Supervisory Board, with the provisions regarding nomination of members to the Supervisory Board also applying to nominating members to the Management Board;

2. In the event that the persons authorised to determine the number of members of the Management Board and to nominate candidates for such members do not exercise one or both of the above rights, the number of members of the Management Board elected by the General Shareholders Meeting shall be

determined by such Shareholders Meeting, while each shareholder during such Shareholders Meeting shall be able to nominate candidates for such members.

§31

1. Individual or all members of the Management Board may be dismissed (removed), due to important reasons, prior to the end of their term of office on the basis of the resolution adopted by the General Meeting of the Shareholders in a manner prescribed for the dismissal of the members of the Supervisory Board. A resolution on dismissal (removal) of Management Board members should state the reasons for which such dismissal is made.

2. Members of the Management Board elected pursuant to • 28 Section 3 herein may be dismissed in the manner referred to in Section 1 of this paragraph or by the resolution of the Management Board but the persons concerned cannot vote in this case.

§32

1. In the event that some members of the Management Board are dismissed or their mandate expires during the term of office for other reasons, supplementary elections shall be held only at such time as when the number of members of the Management Board performing their functions is less than three or when the composition of the Management Board does not comply with the requirement specified in §28, Section 4 hereof.

2. If the number of members of the Management Board is ever less than that required in the previous Section, the Management Board shall be obligated to immediately convene an extraordinary General Meeting of the Shareholders in order to hold supplementary elections. Supplementary elections may take place also during the ordinary General Meeting of the Shareholders if, in accordance with provisions of law, such meeting must be convened within a short period of time, while convening an extraordinary General Meeting of the Shareholders would not be appropriate in such case.

3. In the event of supplementary elections, provisions regarding the election of members of the Management Board for their full term shall apply.

§ 33

1. Members of the Management Board may elect the chairman or persons performing other functions among themselves.

2. The Management Board may adopt rules and regulations, which specify in detail its organisation and the procedures of its operations.

§ 34

Resolutions of the Management Board shall be adopted by a simple majority of votes cast.

§ 35

1. Members of the Management Board shall be bound by a non-competition clause. In particular they cannot engage in any competitive business or participate in such business as its participant, a shareholder or member of its governing bodies.

2. The above prohibition does not pertain to the participation by members of the Management Board in supervisory and management bodies of competing entities in which the Company directly or indirectly holds any shares and the acquisition by members of the Management Board of no more than 1% of the shares in competing public companies.

§ 36

Each member of the Management Board shall be authorised to make binding statements with respect to property rights and obligations of the Company and to sign on behalf of the Company.

V. FINANCIAL MANAGEMENT AND ACCOUNTING

§ 37

1. The Company's equity shall be composed of:

a) share capital;

b) spare capital;

c) reserve capital.

2. The Company may create and dissolve by way of resolutions passed by the General Meeting of the Shareholders reserve capital at the beginning and during the accounting year.

§ 38

1. Shareholders shall be entitled to a share in the net profit reflected in the financial report examined by an auditor and designated by General Meeting of the Shareholders for distribution among shareholders.

2. The profit referred to in Section 1 shall be distributed among shareholders in proportion to the nominal value of held shares..

3. Adopting a resolution on distribution of profit, the General Meeting of Shareholders may decide upon dividend pay-out in the amount exceeding the profit referred to in Section 1, no greater, however, than the amount permitted in the provisions of the Commercial Companies Code.

VI. FINAL PROVISIONS

§ 39

1. The Company may be dissolved as provided by law or by way of a resolution adopted by the General Meeting of the Shareholders by a majority of 3/4 (three quarters) of the votes cast in the presence of shareholders representing at least 3/4 (three quarters) of the share capital. The majority referred to in the previous sentence shall be required for a decision regarding the continued existence of the Company if the Company's balance sheet ever shows a loss exceeding the sum of the spare and reserve capital and 1/3 (one third) of the share capital.

2. In the event of the Company's liquidation, the General Meeting of the Shareholders shall appoint, upon the request of the Supervisory Board, one or more liquidators from among the members of the Management Board and shall determine the appropriate liquidation procedures.

§40

All matters not provided for herein shall be governed by the appropriate provisions of law, and in particular, the Commercial Companies Code.

Resolution No. 18 - draft:

§ 1

In connection with of the provisions of Art. 45 1a-1c of the Accounting Act dated September 29, 1994 which become effective on January 1, 2005, the General Meeting of Shareholders resolves that starting with the financial report for the fiscal year commencing on January 1, 2005, the Company's financial reports shall be prepared according to International Financial Reporting Standards.

§ 2

The present resolution comes into force on the day and provided the provisions of Art. 45 1a-1c the Accounting Act dated September 29, 1994 become effective.

Amendments to the agenda of the EGM convened for 20th October 2004

18-10-2004

Further to the current report no. 29/2004 dated 5th October 2004, the Management Board of Agora SA hereby informs of its intention to recommend an amendment to the agenda of the Extraordinary General Meeting of Shareholders convened for 20th October 2004. The amendment shall be that in item 3 of the agenda ("Adopting resolutions on amendments to the Company's Statutes") the resolution no. 3 concerning amendments to § 11 of the Company's Statutes shall not be put to the vote. Should the Extraordinary General Meeting of Shareholders accept the recommendation, § 11 of the Company's Statutes shall remain unchanged.

Amendments to § 11 of the Company's Statutes were proposed as editorial ones exclusively, without an intention to bring about actual changes of shareholders' rights. In the last moment it was questioned whether the regulation will not introduce unintended changes as to the substance of the paragraph. Due to that the Management Board of Agora SA shall not propose adopting such amendments.

As a result, a respective change shall be introduced in the draft resolution no. 17 setting the consolidated text of the Company's Statutes whose wording is given below:

STATUTES OF "AGORA" JOINT STOCK COMPANY

I. GENERAL PROVISIONS

§ 1

The Company shall operate under the name of "AGORA, Spółka Akcyjna", hereinafter referred to as the "Company".

§ 2

The Company was created as a result of the transformation of a company under the name of "Agora - Gazeta", a limited liability company headquartered in Warsaw, entered into the Commercial Register under the number of RHB 25478, kept by the District Court for the capital city of Warsaw, XVI Economic Department.

§ 3

The Company's registered seat shall be in the capital city of Warsaw.

§ 4

1. The Company shall operate within the territory of Poland and abroad.

2. Within the territory of its operation, the Company may establish branch offices and other organisational units, establish companies and join existing companies, as well as participate in all organisational and legal arrangements permitted under law.

II. SCOPE OF BUSINESS

§ 5

1. The scope of Company's business shall be:

1) newspaper publishing (22.12.Z);

2) book publishing (22.11.Z);

3) publishing magazines and periodicals (22.13.Z);

4) other publishing operations (22.15.Z);

5) newspaper printing (22.21.Z);

6) all other types of printing, otherwise not classified (22.22.Z);

7) composition of text and printing plates (22.24.Z);

8) other services related to printing (22.25.Z);

9) advertising (74.40.Z);

10) radio and television operations (92.20.Z);

11) releasing audio recordings (22.14.Z);

12) making films and video recordings (92.11.Z);

13) distribution of films and video recordings (92.12.Z);

14) rendering services related to installation, repair and maintenance of television and radio transmitters (32.20.B);

15) rendering services related to installation, repair and maintenance of professional radio and television equipment as well as all equipment necessary to steer sound and picture (32.30.B);

16) data processing (72.30.Z);

17) software related activities (72.20.Z):

18) rendering computer hardware related advice (72.10.Z);

19) fixed line telephony and telegraphy (64.20.A);

20) data transmission and data communications (64.20.C);

21) other telecommunication services (64.20.G);

22) market research and opinion polls (74.13.Z);

23) operating galleries and exhibition halls (92.31.E);

24) retail sale of books, newspapers, stationery articles (52.47.Z);

25) operation related to lotteries as well as sports and other bets placement (92.71.Z);

26) other sports related operations (92.62.Z);

27) other commercial operations otherwise unclassified (74.84.B);

28) operations related to holding management (74.15.Z);

29) accounting and book keeping operations (74.12.Z);

30) advisory services related to conducting commercial activities and management (74.14.A);

31) development and sale of real estate in its own name (70.11.Z);

32) purchase and sale of real estate in its own name (70.20.Z);

33) lease of real estate in its own name (70.20.Z);

34) management of real properties used for housing purposes (70.32.A);

35) management of real properties used for non-housing purposes (70.32.B);

36) other forms of granting credit facilities (65.22.Z);

37) other financial agency services, otherwise unclassified (65.23.Z);

38) carrying on activities of an information agency (92.40.Z);

39) carrying on activities related to data bases (72.40.Z);

40) carrying on activities related to archives (92.51.C);

41) operations of agents specialising in sale of specific type of goods or a specific group of goods, otherwise unclassified (51.18.Z);

42) operations of agents dealing in sale of various types of goods (51.19.Z).

2. The operations referred to in the above section may be conducted on the Company's own account and on the account of others, including in cooperation with domestic and foreign entrepreneurs.

§ 6

Subject to applicable laws, an amendment to the Company's scope of business may be made without the requirement to purchase shares from those shareholders who do not agree to such amendment.

III. SHARE CAPITAL. SHARES

§ 7

1. The share capital of the Company amounts to 56,757,525 (fifty six million seven hundred fifty seven and five hundred twenty five) zloty and is divided 56,757,525 (fifty six million seven hundred fifty seven and five hundred twenty five) series A, B, C, D, E and F shares with a nominal value of 1 (one) zloty each, including:

a) 4,281,600 (four million two hundred eighty one thousand six hundred) registered series A shares numbered from No. A000001 to No. A4281600;

b) 39,108,900 (thirty nine million one hundred and eight thousand nine hundred) registered series B shares numbered from No. B000001 to No. B39108900;

c) 750,000 (seven hundred and fifty thousand) registered series C shares numbered from No. C000001 to No. C750000

d) 2,267,025 (two million two hundred sixty seven thousand twenty five) registered series D shares numbered from No. D0000001 to No. D2267025;

e) 9,000,000 (nine million) bearer series E shares numbered from No. E0000001 to No. E9000000;

f) 1,350,000 (one million three hundred fifty thousand) bearer series F shares numbered from No. F0000001 to No. F1350000;

2. Shares listed in Section 1 item 1 letter a) to c) of this paragraph shall be registered shares subscribed by the shareholders as part of the Company's transformation from a limited liability company into a joint stock company referred to in § 2 herein.

3. Subject to the provisions of §17 herein, series A and C shares shall be preferred shares in that each such share shall entitle its holder to five votes at the General Meeting of the Shareholders.

4. The series A shares shall also enjoy preferences defined in §11, section 1 and section 3, §21, section 2, letter a), point (i), §22, section 1, §28, section 2, §30, section 1 and §31, section 1.

§ 8

1. In the period until June 30th, 2007 , the Company's Management Board shall be authorised to make one or several increases of the share capital by a total amount not greater than PLN 42,568,143 (authorised capital).

2. Management Board resolutions relating to delivery of shares in exchange for in-kind contributions shall not require consent of the Supervisory Board.

3. Subject to Section 4 within the limits of the authorised capital, the Management Board shall have the right to waive or to limit the preemptive rights upon consent of the Supervisory Board.

4. Authorisation, which is mentioned in the Section 3 above, is not applicable in case of increases of share capital which are to be offered to (i) individuals who currently work or who have worked on behalf of the Company or entities affiliated with the Company, pursuant to a contract of employment or other agreement such as mandate agreement or agreement for performance of a specific task or other agreement having similar effects, in the opinion of the Management Board, to a contract of employment, or (ii) an entity which will provide the shares subscribed thereby to persons referred to in point (i).

5. Share capital increases referred to in Section 1, may also be executed by way of issuance of subscription warrants with maturity date no longer than the period specified in section 1.

§ 9

The Company may issue bonds, including bonds convertible into shares.

§ 9a

1. The Company's shares may be redeemed on shareholder's consent by way of their purchase by the Company (voluntary redemption).

2. In cases stipulated by the provisions of the Commercial Companies Code, the Management Board decides upon an acquisition of shares by the Company for the purpose of their redemption.

3. Redemption of the Company's shares requires a resolution of the General Meeting of Shareholders, subject to the provisions of Art. 363 paragraph 5 of the Commercial Companies Code.

4. The resolution referred to in the previous section shall define in particular:

1) legal basis for redemption of shares,

2) amount of compensation to be vested in the owner of redeemed shares or a justification of redemption of shares without compensation,

3) way of share capital decrease.

§ 10

1. Bearer shares may not be converted into registered shares.

2. Conversion of registered series A, B and C shares to bearer shares shall be made within 30 days from the date of filing an application by the shareholder holding such shares, subject to this paragraph and §11 of the Statutes.

3. Subject to Sections 4 and 5 of this paragraph, series B shares numbered from No. B 000 001 to No. B 18 865 900 may be converted into bearer shares not earlier than after the following dates:

a) after July 1st, 2000, 20% of series B shares held by each shareholder on the date such shares were admitted to public trading, may be converted into bearer shares;

b) after July 1st, 2001, further 10% of series B shares held by each shareholder on the day such shares were admitted to public trading may be converted into bearer shares (a total of 30% of shares), and then after July 1st of each subsequent calendar year, the number of series B shares of each shareholder which will be available for conversion into bearer shares, will increase by 10% of the overall number of series B shares held by each shareholder on the date such shares were admitted to public trading.

4. Conversion of series B shares numbered from No. B 000 001 to No. B 18 865 900 into bearer shares may be made prior to the termination of the dates referred to in Section 3 above in the event of:

(i) the shareholder holding series B shares of such numbers acquiring retiree status provided that this shareholder has reached the age of 60 in case of women and 65 in case of men,

(ii) the shareholder holding shares of such numbers acquiring the right to benefits from social insurance fund, because of full inability to work or

(iii) death of shareholders holding shares with such numbers or

(iv) acquisition of such shares by a shareholder holding all the series A shares or another person appointed by the Company.

(v) Company's Management Board's consents for conversion of a specific number of such shares.

4'. Management Board of the Company may approve conversion of series B shares numbered from No. B 000 001 to No. B 18 865 900 into bearer shares in the event of the shareholder holding series B shares of such numbers acquiring retiree status even if this shareholder has not reached the age referred to in section 4 point (i) or in case of reaching this age by such shareholder without acquiring retiree status.

5. Conversion of shares referred to in Section 4 may be effected at the request of a shareholder or heirs thereof as of: (i) July 1st of the year during which one of the events specified in the above referenced section, provided that it occurred not later than on July 1st of such year or (ii) July 1st of the year following that during which one of the events specified in point (i) above occurred.

6. It shall not be possible to convert registered series D shares into bearer shares at a request of a shareholder.

7. Conversion of registered series D shares into bearer shares may be effected by a resolution of the Management Board with the numbers of shares subject to such conversion and the date on which it will be made specified thereby.

7'. Sections 3 - 5 above shall not apply in the event of a public tender to subscribe for the sale or exchange of Company shares in compliance with the Act of 21 August 1997 - Law on Public Trading of Securities, hereinafter referred to as the "Law on Public Trading of Securities", provided that the

Management Board represents, in a statement issued after the announcement of the tender, that it considers the tender to be hostile.

8. Any costs associated with the conversion of shares shall be borne by the Company.

§ 11

1. The sale or conversion of preferred series A shares into bearer shares requires the written consent of shareholders holding at least 50% of the preferred series A shares registered in the share register on the date of filing the application referred to in Section 2.

2. Shareholders intending to sell or to convert the preferred series A shares into bearer shares shall be obliged to deliver to the Management Board a request in writing for a permit for sale or conversion such addressed to all the remaining shareholders holding preferred series A shares who are authorised to grant such consent.

3. Within 14 days from the date of receipt of the request referred to in Section 2, the Management Board shall be obliged to deliver a copy of the request to each holder of preferred series A shares who are authorised to express their consent, to the address of each shareholder registered in the share register.

4. If the shareholder intending to sell or convert preferred series A shares into bearer shares does not receive written consents of holders of over 50% of preferred series A shares within 14 days from the date of delivery by the Management Board of a copy of the request referred to in Section 2 to the last of the shareholders authorised to grant their consent, it shall be assumed that consent was not granted.

5. The sale of preferred series A shares may occur at a price not greater than the nominal value of such shares.

6. The sale of preferred series C shares requires the written consent of the shareholders holding at least 80% of the preferred series A shares, unless the acquirer is a legal entity being (i) a wholly-owned direct or indirect subsidiary of the seller, (ii) a direct or indirect sole owner of the seller or (iii) a wholly-owned direct or indirect subsidiary of the sole owner of the seller. Sections 2 - 4 shall apply respectively.

§ 11a

1. The sale of registered series B shares numbered from B 032 731 556 to 033 999 015 or their conversion to bearer shares shall require the written consent of shareholders holding over 50% series A shares altogether. The consent shall be given by all such shareholders on receipt of written application of a shareholder intending to sell shares or his or her plenipotentiary.

2. Request for consent shall be delivered to the Management Board which shall immediately pass the application to owners of series A shares. Decision on the consent must be taken in the period of two months since delivery of the shareholder's application to the Management Board. Should the decision not be taken within the period, it shall be assumed the consent was granted.

3. Decision denying consent for sale of shares should at the same time specify another acquirer as well as the price and date of payment. The suggested price must not be lower than a share nominal value or the purchase price of traded shares by a shareholder applying for consent for sale - depending on which value shall be higher. An owner of series A shares may be indicated as the acquirer. The date of payment specified in the decision must not be longer than two months from the date of decision on denial of consent for the sale of shares.

4. A decision denying consent for conversion of shares referred to in item 1 to bearer shares shall at the same time indicate the date of granting such consent.

IV. ORGANISATION OF THE GOVERNING BODIES

§ 12

The Company shall have the following governing bodies:

1) General Meeting of the Shareholders;

2) the Supervisory Board;

3) the Management Board.

A. General Meeting of the Shareholders

§ 13

1. The General Meeting of the Shareholders shall have competence in matters reserved to it under the

Commercial Companies Code, provisions of other laws and as provided herein, subject to section 2.

2. Purchase and sale of a piece of real property, perpetual usufruct or a share in a piece of real property shall not require a resolution of the General Meeting of Shareholders.

§ 14

Apart from persons indicated in the provisions of the Commercial Companies Code, each member of the Supervisory Board meeting the requirements set forth in § 20 Section 4 may request the Management Board to call a General Meeting of the Shareholders, and if such request is not complied with, call such meeting himself.

§ 15

1. Resolutions of the General Meeting of the Shareholders shall be adopted by an absolute majority of votes cast unless the Commercial Companies Code, provisions of other laws or these statutes provide for different terms of adopting such resolutions.

2. In addition to matters as provided by law, the absolute majority of 3/4 (three quarters) of votes cast shall be required for validity of resolutions concerning:

a) a merger of the Company with another entity, other forms of consolidation that are or will be allowed under law, and division of the Company;

b) the remuneration of members of the Supervisory Board, including individual remuneration of those members who were elected to a continuous supervisory.

3. Subject to section 4, the absolute majority of 3/4 (three quarters) votes cast when the Shareholders representing at least 50% of the Company's share capital are present, shall be required for the resolution on the removal of matters from the agenda of the General Meeting of the Shareholders that were previously contained in the agenda. In the event a motion for such resolution is submitted by the Management Board an absolute majority of votes cast shall be required in order to adopt such a resolution.

4. Removal of any matters from the agenda of a General Meeting of the Shareholders at the request made on the basis of Article 400 of the Commercial Companies Code by a shareholder representing at least one tenth of the Company's share capital, shall require consent of the shareholder who made such request.

5. Adoption of a resolution relating to shareholder's liability with respect to the Company due to any reason shall require an absolute majority of 3 (three quarters) of votes cast in the presence of shareholders representing at least 50% of all the Company shares which may be voted in the adoption of such resolution.

§ 16

1. The General Meeting of the Shareholders shall be opened by the chairman or another member of the Supervisory Board, and in case of their absence by a member of the Management Board, except for cases where the General Shareholders Meeting is called by a member of the Supervisory Board as provided in paragraph 20 section 6. In such cases, such member of the Supervisory Board or a person delegated by such person shall open the Meeting and present the reasons for calling such meeting.

2. The General Meeting of the Shareholders may approve its rules and regulations stipulating in detail the organisation and procedures for holding meetings. Adoption, amendment or termination of the rules and regulations must be passed by a majority of 3/4 votes cast.

§ 17

1. Subject to section 2 none of the shareholders may exercise more than 20% of the overall number of votes at the General Meeting of the Shareholders, provided that for the purposes of establishing obligations of purchasers of material blocks of shares as provided in the Law on Public Trading of Securities such restriction of the voting rights does not exist.

2. The restriction of the voting rights referred to in section 1 shall not apply to:

a) shareholders holding the preferred series A shares;

b) the deposit bank which, on the basis of agreement with the Company, issued depository receipts based on the Company Shares, in the event that such entity exercises the voting rights attached to shares which were the basis for the issuance of depository receipts; and

c) a shareholder who, while having no more than 20% of the overall number of votes at the General Meeting of the Shareholders, announced a tender for subscription for the sale or exchange of all the

shares of the Company and in result of such tender purchased shares which, including the previously held Company shares, authorise it to exercise at least 75% of the overall number of votes at the General Meeting of the Shareholders. For the purposes of calculating a shareholder's share in the overall number of votes at the General Meeting of the Shareholders referred to above it is assumed that the restriction of the voting rights provided in section 1 does not exist.

3. For the purposes of Section 1 and section 2, letter c), exercise of votes by a subsidiary shall be treated as the exercise of votes by a parent company (dominating entity) as defined in the Law on Public Trading of Securities.

4. The percentage share of a shareholder who holds any preferred series C shares in the overall number of votes at the General Meeting of the Shareholders may not be greater than the percentage share of such shareholders in the overall number of shares which form the Company's share capital on the date of holding a General Meeting of the Shareholders.

5. At any General Meeting of the Shareholders the percentage of votes of foreign entities and entities controlled by foreign entities may not be greater than 49%. The limitation shall not refer to entities with their seats or residence in a member states of the European Economic Area.

6. Each share, whether preferred or not, entitles its holder to one vote in connection with passing a resolution regarding the withdrawal of the Company's shares from public trading.

B. Supervisory Board

§ 18

1. The Supervisory Board shall be composed of five members including the chairman, and shall be elected in accordance with the provisions of §20 and §21.

2. The Chairman of the Supervisory Board is chosen by the General Shareholders Meeting. Members of the Supervisory Board may elect a deputy of the chairman or persons performing other functions from among themselves.

3. The Supervisory Board may, by way of resolution, appoint panels or committees for specific tasks form among its members. Costs of functioning of such committees or panels shall be borne by the Company.

19

1. In addition to matters provided for in the provisions of the Commercial Companies Code, the following shall be within the exclusive competency of the Supervisory Board:

a) setting the remuneration of the members of the Management Board payable by the Company, and representing the Company in agreements and disputes with the members of the Management Board;

b) subject to Sections 2, 3 and 4 of this paragraph, granting consent for the Company to enter into or to amend an agreement with an Affiliate of the Company within the meaning of the Law on the Public Trading of Securities and enforcement regulations issued on the basis thereof (Affiliate);

c) approving an auditor selected by the Management Board to review the Company's financial statements, unless the same auditor reviewed the financial statements for the year preceding the given financial year.

2. In case of:

a) agreements referring to the operations of the Company as provided in its Statutes and made in accordance with general terms of agreements, contractual regulations and price lists, the Supervisory Board may, at the request of the Management Board, grant its consent for entering into such type of agreements and designate the time of validity of such consent;

b) loan agreements, additional payments, guarantees and sureties entered into between the Company and entities controlled thereby or associated therewith within the meaning of the accounting regulations, the Supervisory Board may grant a general consent pursuant to annual or long-term plans of financing those entities as presented by the Management Board, and designate the validity of such consent, which shall not be shorter than one year.

3. The consent of the Supervisory Board referred to in Section 1, letter b shall not be required if at least one of the conditions listed below is fulfilled:

a) the value of the rights and obligations arising from such agreement on behalf of one of the parties thereto does not exceed, during the subsequent 12 calendar months, the PLN equivalent of EURO 5,000,000 (five million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into or amending such agreement,

b) the value of expenses incurred by the Company in relation to subscription for shares in a company in which an Affiliate has any shareholding or purchase of shares from an Affiliate, does not exceed the PLN equivalent of EURO 10,000,000 (ten million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into the company's deed of association (the founders signing statutes), adoption of a resolution increasing the share capital or entering into an agreement transferring the ownership of shares,

c) the expenses shall constitute the remuneration due pursuant to the rules of remuneration as required by the labour law or the resolutions of the General Meeting of the Shareholders,

d) the agreement is made on the basis of a resolution of the General Meeting of the Shareholders,

e) the Company is the shareholder of at least 95% of the shares entitling the Company to exercise at least 95% of total voting rights at the shareholders meeting or the general shareholder meeting of the Affiliate,

f) a party to the agreement is a depository bank which purchased Company's shares for the purposes of issuing depository receipts abroad or an entity affiliated to such bank within the meaning of the Law on the Public Trading of Securities and enforcement regulations issued on the basis thereof,

g) amendment of an agreement which was previously approved does not result in an increase of the value of Company liabilities by more than PLN equivalent of EURO 500,000 (five hundred thousand) at the average rate of exchange quoted by the National Bank of Poland on the date of such amendment.

4. No consent of the Supervisory Board for taking actions referred to in section 1, letter b and c hereof shall be required, if the Supervisory Board is not able to adopt resolutions, because the number of Supervisory Board members at that time is lower than required by the Statutes and such circumstances last for more than 14 days.

§ 20

1. Members of Supervisory Board shall be elected - with the exceptions referred to in points (a) and (b) below - for three year terms in such a manner so that during each subsequent three year period the membership of the Board is completely changed due to the annual expiration of the mandates of two members. To that effect, the election of members of the Supervisory Board shall be effected in the following manner:

a) two members of the second Supervisory Board shall be elected for a one year term, and upon the expiry of their mandates - two persons shall be elected to the Supervisory Board for a three year term;

b) two other members of the second Supervisory Board shall be elected for a two year term, and upon the expiry of their mandates two persons shall be elected to the Supervisory Board for a three year term;

c) the chairman shall be elected for a three year term.

2. Members of the Supervisory Board may be re-elected.

3. Persons employed by the Company or by entities controlled by the Company within the meaning of the Law on the Public Trading of Securities cannot be members of the Supervisory Board.

4. At least three members of the Supervisory Board shall be a person who satisfies the following conditions:

a) is not an Affiliate of the Company (except for being a member of the Company's Supervisory Board) nor is an Affiliate of an entity controlling or controlled by the Company or an Affiliate of an entity controlled by an entity controlling the Company, within the meaning of the Law on the Public Trading of Securities, collectively, the "Agora Group"; and

b) is not related to, or of kin to a second degree, to an employee of an entity included in the Agora Group.

5. All members elected to the Supervisory Board, regardless of the election procedure, who meet the criteria set forth in Section 6 above, shall serve as members referred to in Section 6 of this paragraph.

6. Majority of members of the Supervisory Board shall be Polish citizens residing in Poland.

§ 21

1. Members of the first Supervisory Board shall be elected pursuant to the resolutions on the transformation of the Company referred to in §2 herein, subject to the provisions of §20, Sections 6 and 8 hereof.

2. Members of subsequent Supervisory Boards shall be elected by the General Meeting of the

Shareholders subject to the following terms and conditions:

a) candidates may be exclusively nominated by:

(i) shareholders holding preferred series A shares or

(ii) shareholders who documented their entitlement to not less than 5% of the votes at the last Shareholders Meeting before the candidates were nominated and who at the time of making the nomination hold not less than 5% of the share capital of the Company, provided that in order to ensure a proper nomination, it is necessary for the shareholder making such nomination to prove his right to at least 5% of the votes at the Shareholders Meeting where such nomination shall be voted on;

b) candidates shall be nominated in writing not later than 7 (seven) days prior to the General Meeting of the Shareholders. Each nomination should include a personal profile of the candidate as well as the grounds for the nomination, including an overview of such candidate's professional qualifications and experience. A written consent of the candidate should be appended to each nomination, and in the event that such candidate meets the conditions specified in § 20 Section 6, a written declaration submitted by such candidate, confirming that he meets such requirements should also be appended;

c) in the event that the nomination of the candidates is not made in accordance with the above guidelines and the provisions of §20 Sections 6 and 8, the Management Board or the Supervisory Board shall nominate the candidates for members of the Supervisory Board;

3. Subject to the exceptions provided in section 5, the principles of making nominations for members and appointment of members of the Supervisory Board as provided in Section 2 of this paragraph and §20, Section 2, shall apply to the newly appointed members in case of dismissal, expiry of mandate or inability to perform a mandate by a member of the Supervisory Board due to other reasons, respectively. The term in office of such new member shall end at the same time as would the term of his predecessor.

4. In the event that mandates of all the members of the Supervisory Board expire in result of election of at least one Supervisory Board member by group voting, in the elections of members of the Supervisory Board appointed otherwise than by voting by groups, there shall apply the provisions of Section 2 of this paragraph and §20 Section 2 of the Statutes, respectively, provided that the candidates may be nominated and justified orally in the course of a General Meeting of the Shareholders.

5. Should a Supervisory Board member's mandate expire due to his or her resignation the other Supervisory Board members may appoint a new member who shall perform his/her functions until the General Meeting appoints a Supervisory Board member, however not longer than until the end of the term of its predecessor. Appointments of Supervisory Board members pursuant to this section shall comply with §20, sections 6 and 8, §21, section 2, letter b, second sentence and §24, section 1, respectively. The Supervisory Board may not have more than two members appointed on the above terms.

§ 22

1. Dismissal (removal) of a member of the Supervisory Board prior to the end of his term of office may be effected by a resolution of the General Meeting of the Shareholders adopted by a simple majority of votes, provided that until the expiry of the preferred status of series A shares 80% of voting rights attached to all outstanding series A shares are cast in favour of such resolution.

2. Resignation from the function of a Supervisory Board member should be made to the Supervisory Board in writing, otherwise being invalid.

§ 23

1. Resolutions of the Supervisory Board shall be adopted at the meetings of the Board, unless all its members sign the same or separate copies of a draft resolution. The meetings of the Supervisory Board shall be convened by its chairman or his deputy and in case the chairman is absent and/or his deputy has not been elected -- by a member of the Supervisory Board designated by the chairman. A meeting of the Supervisory Board may be called by any member referred to in §20, Section 6. Persons authorised to convene meetings of the Supervisory Board shall be obligated to convene such meetings upon the request of the Management Board made by way of a resolution and at the request of any member of the Supervisory Board. Meetings convened in such manner shall occur not later than 14 days following the receipt of such request by the person authorised to convene such a meeting.

2. Members of the Management Board may participate in the meetings of the Supervisory Board in an advisory capacity.

3. Agreements concerning the rights and obligations of the members of the Management Board shall be signed by the chairman of the Supervisory Board, and in the event of his absence, by any other member authorised by the Supervisory Board. Other legal acts between the Company and members of the Management Board shall be made in accordance with the same procedure.

4. Meetings of the Supervisory Board shall be held on as required basis, however, not less often than once per calendar quarter.

5. Meetings of the Supervisory Board may be held by way of a conference call, in a manner allowing communication among all members taking part in such meeting. The place of the meeting held by way of such conference shall be deemed as the place of the person who chairs the meeting.

6. Supervisory Board Members may participate in adoption of Supervisory Board resolutions by casting their votes in writing through another member of the Supervisory Board. Casting a vote in writing may not apply to matters introduced to the agenda at the Supervisory Board meeting.

§ 24

1. Unless otherwise provided herein, the resolutions of the Supervisory Board shall be adopted by an absolute majority of votes cast in the presence of at least three members of the Supervisory Board. In cases where an equal number of votes is cast, the chairman's vote shall prevail.

2. Resolutions concerning granting consent to enter into agreements referred to in • 19 hereof shall require at least one "for" vote cast by the members referred to in §20, Section 6, provided further that such resolution shall require that any member of the Supervisory Board having any interest therein shall not be entitled to vote in favour of such resolution.

2'. Supervisory Board resolutions relating to suspending Management Board members in their duties and delegating Supervisory Board members to perform, on temporary basis, functions of Management Board members who cannot exercise their duties, must be voted in favour by the majority of members referred to in §20, section 6.

3. At the request of any of the members referred to in §20, Section 6, the Supervisory Board shall be obliged to carry out all supervisory activities contained in such request and described in the provisions of the Commercial Companies Code, provided that the member submitting such request shall be appointed to directly perform any such supervisory activities.

§ 25

The same non-competition provisions and restrictions on dealings with competing entities that apply to members of the Management Board shall also apply to members of the Supervisory Board delegated to perform continuous individual supervision within the meaning of the Commercial Code.

§ 26

1. The General Meeting of the Shareholders may adopt rules and regulations for the Supervisory Board stipulating the organisation and the manner in which the actions of the latter will be performed.

2. A resolution of the General Meeting concerning the above provision, as well as any amendment to the rules and regulations or the repeal thereof shall require an absolute majority of 3/4 (three quarters) of votes cast.

C. Management Board

§ 27

1. The Management Board shall manage the Company's affairs and represent the Company in dealings with third parties.

2. The responsibilities of the Management Board shall include all matters related to conducting the Company's affairs, provided they were not delegated otherwise, and the appointment of an independent auditor responsible for auditing the financial statements. If the approval of the Supervisory Board set forth in §19 Section 1 letter c is withheld, the Management Board is obliged to make the appointment again.

§ 28

1. The Management Board is elected by the General Meeting of the Shareholders, except for provisions of Section 3 of this paragraph.

2. Subject to the provisions of Section 3 of this paragraph, the Management Board shall be composed of from 3 to 6 members with the exact number determined by the shareholders holding the majority of preferred series A shares, and following the expiration of such preferred status of all series A shares, by the Supervisory Board. All decisions concerning the number of members of the Management Board must be presented to the chairman of the General Shareholders Meeting.

3. During the term of its office the Management Board may elect by co-option not more than two

additional members; the co-option of additional members is effected by a resolution of the Management Board. In case a member of the Board is appointed by way of co-option, the Management Board is obliged to include in the agenda of the nearest General Meeting of Shareholders an item concerning confirmation of appointment of a new member of the Board by way of co-option and propose an appropriate draft resolution. Should the General Meeting of Shareholders not accept the appointment of the new member of the Board by way of co-option, such Management Board member's mandate expires on conclusion of the General Shareholders Meeting.

4. The majority of members of the Management Board shall be Polish citizens residing in Poland.

§29

1. The Management Board shall be elected for a term of five years.

2. Management Board members shall be appointed for a period of joint term.

3. Members of the Management Board may be re-elected.

§30

1. Candidates for the Management Board shall be nominated exclusively by shareholders holding preferred series A shares, and following the expiry of the preferred status of all such shares, by the Supervisory Board, with the provisions regarding nomination of members to the Supervisory Board also applying to nominating members to the Management Board;

2. In the event that the persons authorised to determine the number of members of the Management Board and to nominate candidates for such members do not exercise one or both of the above rights, the number of members of the Management Board elected by the General Shareholders Meeting shall be determined by such Shareholders Meeting, while each shareholder during such Shareholders Meeting shall be able to nominate candidates for such members.

§31

1. Individual or all members of the Management Board may be dismissed (removed), due to important reasons, prior to the end of their term of office on the basis of the resolution adopted by the General Meeting of the Shareholders in a manner prescribed for the dismissal of the members of the Supervisory Board. A resolution on dismissal (removal) of Management Board members should state the reasons for which such dismissal is made.

2. Members of the Management Board elected pursuant to • 28 Section 3 herein may be dismissed in the manner referred to in Section 1 of this paragraph or by the resolution of the Management Board but the persons concerned cannot vote in this case.

§32

1. In the event that some members of the Management Board are dismissed or their mandate expires during the term of office for other reasons, supplementary elections shall be held only at such time as when the number of members of the Management Board performing their functions is less than three or when the composition of the Management Board does not comply with the requirement specified in §28, Section 4 hereof.

2. If the number of members of the Management Board is ever less than that required in the previous Section, the Management Board shall be obligated to immediately convene an extraordinary General Meeting of the Shareholders in order to hold supplementary elections. Supplementary elections may take place also during the ordinary General Meeting of the Shareholders if, in accordance with provisions of law, such meeting must be convened within a short period of time, while convening an extraordinary General Meeting of the Shareholders would not be appropriate in such case.

3. In the event of supplementary elections, provisions regarding the election of members of the Management Board for their full term shall apply.

§ 33

1. Members of the Management Board may elect the chairman or persons performing other functions among themselves.

2. The Management Board may adopt rules and regulations, which specify in detail its organisation and the procedures of its operations.

§ 34

Resolutions of the Management Board shall be adopted by a simple majority of votes cast.

§ 35

1. Members of the Management Board shall be bound by a non-competition clause. In particular they cannot engage in any competitive business or participate in such business as its participant, a shareholder or member of its governing bodies.

2. The above prohibition does not pertain to the participation by members of the Management Board in supervisory and management bodies of competing entities in which the Company directly or indirectly holds any shares and the acquisition by members of the Management Board of no more than 1% of the shares in competing public companies.

§ 36

Each member of the Management Board shall be authorised to make binding statements with respect to property rights and obligations of the Company and to sign on behalf of the Company.

V. FINANCIAL MANAGEMENT AND ACCOUNTING

§ 37

1. The Company's equity shall be composed of:

a) share capital;

b) spare capital;

c) reserve capital.

2. The Company may create and dissolve by way of resolutions passed by the General Meeting of the Shareholders reserve capital at the beginning and during the accounting year.

§ 38

1. Shareholders shall be entitled to a share in the net profit reflected in the financial report examined by an auditor and designated by General Meeting of the Shareholders for distribution among shareholders.

2. The profit referred to in Section 1 shall be distributed among shareholders in proportion to the nominal value of held shares..

3. Adopting a resolution on distribution of profit, the General Meeting of Shareholders may decide upon dividend pay-out in the amount exceeding the profit referred to in Section 1, no greater, however, than the amount permitted in the provisions of the Commercial Companies Code.

VI. FINAL PROVISIONS

§ 39

1.The Company may be dissolved as provided by law or by way of a resolution adopted by the General Meeting of the Shareholders by a majority of 3/4 (three quarters) of the votes cast in the presence of shareholders representing at least 3/4 (three quarters) of the share capital. The majority referred to in the previous sentence shall be required for a decision regarding the continued existence of the Company if the Company's balance sheet ever shows a loss exceeding the sum of the spare and reserve capital and 1/3 (one third) of the share capital.

2.In the event of the Company's liquidation, the General Meeting of the Shareholders shall appoint, upon the request of the Supervisory Board, one or more liquidators from among the members of the Management Board and shall determine the appropriate liquidation procedures.

§40

All matters not provided for herein shall be governed by the appropriate provisions of law, and in particular, the Commercial Companies Code.

Resolutions of the Extraordinary GMS on October 20, 2004

21-10-2004

The Management Board of Agora SA hereby announces the resolutions of the General Meeting of Shareholders held on October 20, 2004:

Resolution No. 1

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

In § 8 section 5 is added in the wording:

"5. Share capital increases referred to in section 1, may also be executed by way of issuance of subscription warrants with maturity date no longer than the period specified in section 1."

Resolution No. 2

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

After § 9, § 9a is added in the wording:

"§ 9a

1. The Company's shares may be redeemed on shareholder's consent by way of their purchase by the Company (voluntary redemption).

2. In cases stipulated by the provisions of the Commercial Companies Code, the Management Board decides upon an acquisition of shares by the Company for the purpose of their redemption.

3. Redemption of the Company's shares requires a resolution of the General Meeting of Shareholders, subject to the provisions of Art. 363 paragraph 5 of the Commercial Companies Code.

4. The resolution referred to in the previous section shall define in particular:

1) legal basis for redemption of shares,

2) mount of compensation to be vested in the owner of redeemed shares or a justification of redemption of shares without compensation,

3) way of share capital decrease."

Resolution No. 3

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

After § 11, § 11a is added in the wording:

"§ 11a

1. The sale of registered series B shares numbered from B 032 731 556 to 033 999 015 or their conversion to bearer shares shall require the written consent of shareholders holding over 50% series A shares altogether. The consent shall be given by all such shareholders on receipt of written application of a shareholder intending to sell shares or his or her plenipotentiary.

2. Request for consent shall be delivered to the Management Board which shall immediately pass the application to owners of series A shares. Decision on the consent must be taken in the period of two months since delivery of the shareholder's application to the Management Board. Should the decision not be taken within the period, it shall be assumed the consent was granted.

3. Decision denying consent for sale of shares should at the same time specify another acquirer as well as the price and date of payment. The suggested price must not be lower than a share nominal value or the purchase price of traded shares by a shareholder applying for consent for sale - depending on which value shall be higher. An owner of series A shares may be indicated as the acquirer. The date of payment specified in the decision must not be longer than two months from the date of decision on denial of consent for the sale of shares.

4. A decision denying consent for conversion of shares referred to in item 1 to bearer shares shall at the same time indicate the date of granting such consent."

Resolution No. 4

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

§ 13 section 2 takes on the wording:

"2. Purchase and sale of a piece of real property, perpetual usufruct or a share in a piece of real property shall not require a resolution of the General Meeting of Shareholders."

Resolution No. 5

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

In § 17 section 5 takes on the wording:

"5. At any General Meeting of the Shareholders the percentage of votes of foreign entities and entities controlled by foreign entities may not be greater than 49%. The limitation shall not refer to entities with their seats or residence in a member states of the European Economic Area."

Resolution No. 6

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

In § 18 section 3 is added in the wording:

"3. The Supervisory Board may, by way of resolution, appoint panels or committees for specific tasks form among its members. Costs of functioning of such committees or panels shall be borne by the Company."

Resolution No. 7

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

In § 19 provisions of section 3 letter a) and b) take on the wording:

"3. The consent of the Supervisory Board referred to in Section 1, letter b shall not be required if at least one of the conditions listed below is fulfilled:

a) the value of the rights and obligations arising from such agreement on behalf of one of the parties thereto does not exceed, during the subsequent 12 calendar months, the PLN equivalent of EURO 5,000,000 (five million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into or amending such agreement,

b) the value of expenses incurred by the Company in relation to subscription for shares in a company in which an Affiliate has any shareholding or purchase of shares from an Affiliate, does not exceed the PLN equivalent of EURO 10,000,000 (ten million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into the company's deed of association (the founders signing statutes), adoption of a resolution increasing the share capital or entering into an agreement transferring the ownership of shares,"

Resolution No. 8

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in such a way that in § 20 the existing section 1 and section 3 are deleted and the numbering of the remaining sections is changed respectively, whilst section 1 takes on the wording:

"1. Members of Supervisory Board shall be elected - with the exceptions referred to in points (a) and (b) below - for three year terms in such a manner so that during each subsequent three year period the membership of the Board is completely changed due to the annual expiration of the mandates of two members. To that effect, the election of members of the Supervisory Board shall be effected in the following manner:"

Resolution No. 9

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in such a way that whenever in the text of the Statutes appears:

1) § 20 section 4, it is replaced by § 20 section 2;

2) § 20 section 6, it is replaced by § 20 section 4;

3) § 20 section 8, it is replaced by § 20 section 6.

Resolution No. 10

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in such a way that in § 21 the existing section 1 is deleted and the numbering of remaining sections is changed respectively.

Resolution No. 11

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

§ 28 section 3 takes on the wording:

"3. During the term of its office the Management Board may elect by co-option not more than two additional members; the co-option of additional members is effected by a resolution of the Management Board. In case a member of the Board is appointed by way of co-option, the Management Board is obliged to include in the agenda of the nearest General Meeting of Shareholders an item concerning confirmation of appointment of a new member of the Board by way of co-option and propose an appropriate draft resolution. Should the General Meeting of Shareholders not accept the appointment of the new member of the Board by way of co-option, such Management Board member's mandate expires on conclusion of the General Shareholders Meeting."

Resolution No. 12

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

§ 29 section 1 takes on the wording:

"1. The Management Board shall be elected for a term of five years."

Resolution No. 13

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in such a way that in § 30 section 1 and section 2 letter b) are deleted. The existing letter a) takes on the numbering 1 and the wording:

"1. Candidates for the Management Board shall be nominated exclusively by shareholders holding preferred series A shares, and following the expiry of the preferred status of all such shares, by the Supervisory Board, with the provisions regarding nomination of members to the Supervisory Board also applying to nominating members to the Management Board;"

whilst the existing section 3 takes on the numbering 2.

Resolution No. 14

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

§ 38 takes on the wording:

"1. Shareholders shall be entitled to a share in the net profit reflected in the financial report examined by an auditor and designated by General Meeting of the Shareholders for distribution among shareholders.

2. The profit referred to in Section 1 shall be distributed among shareholders in proportion to the nominal value of held shares..

3. Adopting a resolution on distribution of profit, the General Meeting of Shareholders may decide upon dividend pay-out in the amount exceeding the profit referred to in Section 1, no greater, however, than the amount permitted in the provisions of the Commercial Companies Code."

Resolution No. 15

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

§ 7 item 4 takes on the wording:

"4. The series A shares shall also enjoy preferences defined in §11, section 1 and section 6, §21, section 2, letter a), point (i), §22, section 1, §28, section 2, §30, section 1 and §31, section 1."

Resolution No. 16

Subject to Art. 430 of the Commercial Companies Code and Art. 9 section 4 of the National Court Registry of 20 August 1997, the General Meeting of Shareholders composes the consolidated text of the Company's Statutes, including amendments made at the current General Meeting in resolutions no. 1 - 16:

STATUTES OF "AGORA" JOINT STOCK COMPANY

I. GENERAL PROVISIONS

§ 1

The Company shall operate under the name of "AGORA, Spółka Akcyjna", hereinafter referred to as the "Company".

§ 2

The Company was created as a result of the transformation of a company under the name of "Agora - Gazeta", a limited liability company headquartered in Warsaw, entered into the Commercial Register under the number of RHB 25478, kept by the District Court for the capital city of Warsaw, XVI Economic Department.

§ 3

The Company's registered seat shall be in the capital city of Warsaw.

§ 4

1. The Company shall operate within the territory of Poland and abroad.

2. Within the territory of its operation, the Company may establish branch offices and other organisational units, establish companies and join existing companies, as well as participate in all organisational and legal arrangements permitted under law.

II. SCOPE OF BUSINESS

§ 5

1. The scope of Company's business shall be:

1) newspaper publishing (22.12.Z);

2) book publishing (22.11.Z);

3) publishing magazines and periodicals (22.13.Z);

4) other publishing operations (22.15.Z);

5) newspaper printing (22.21.Z);

6) all other types of printing, otherwise not classified (22.22.Z);

7) composition of text and printing plates (22.24.Z);

8) other services related to printing (22.25.Z);

9) advertising (74.40.Z);

10) radio and television operations (92.20.Z);

11) releasing audio recordings (22.14.Z);

12) making films and video recordings (92.11.Z);

13) distribution of films and video recordings (92.12.Z);

14) rendering services related to installation, repair and maintenance of television and radio transmitters (32.20.B);

15) rendering services related to installation, repair and maintenance of professional radio and television equipment as well as all equipment necessary to steer sound and picture (32.30.B);

16) data processing (72.30.Z);

17) software related activities (72.20.Z):

18) rendering computer hardware related advice (72.10.Z);

19) fixed line telephony and telegraphy (64.20.A);

20) data transmission and data communications (64.20.C);

21) other telecommunication services (64.20.G);

22) market research and opinion polls (74.13.Z);

23) operating galleries and exhibition halls (92.31.E);

24) retail sale of books, newspapers, stationery articles (52.47.Z);

25) operation related to lotteries as well as sports and other bets placement (92.71.Z);

26) other sports related operations (92.62.Z);

27) other commercial operations otherwise unclassified (74.84.B);

28) operations related to holding management (74.15.Z);

29) accounting and book keeping operations (74.12.Z);

30) advisory services related to conducting commercial activities and management (74.14.A);

31) development and sale of real estate in its own name (70.11.Z);

32) purchase and sale of real estate in its own name (70.20.Z);

33) lease of real estate in its own name (70.20.Z);

34) management of real properties used for housing purposes (70.32.A);

35) management of real properties used for non-housing purposes (70.32.B);

36) other forms of granting credit facilities (65.22.Z);

37) other financial agency services, otherwise unclassified (65.23.Z);

38) carrying on activities of an information agency (92.40.Z);

39) carrying on activities related to data bases (72.40.Z);

40) carrying on activities related to archives (92.51.C);

41) operations of agents specialising in sale of specific type of goods or a specific group of goods, otherwise unclassified (51.18.Z);

42) operations of agents dealing in sale of various types of goods (51.19.Z).

2. The operations referred to in the above section may be conducted on the Company's own account and on the account of others, including in cooperation with domestic and foreign entrepreneurs.

§ 6

Subject to applicable laws, an amendment to the Company's scope of business may be made without the requirement to purchase shares from those shareholders who do not agree to such amendment.

III. SHARE CAPITAL. SHARES

§ 7

1. The share capital of the Company amounts to 56,757,525 (fifty six million seven hundred fifty seven and five hundred twenty five) zloty and is divided 56,757,525 (fifty six million seven hundred fifty seven and five hundred twenty five) series A, B, C, D, E and F shares with a nominal value of 1 (one) zloty each, including:

a) 4,281,600 (four million two hundred eighty one thousand six hundred) registered series A shares numbered from No. A000001 to No. A4281600;

b) 39,108,900 (thirty nine million one hundred and eight thousand nine hundred) registered series B shares numbered from No. B000001 to No. B39108900;

c) 750,000 (seven hundred and fifty thousand) registered series C shares numbered from No. C000001 to No. C750000

d) 2,267,025 (two million two hundred sixty seven thousand twenty five) registered series D shares numbered from No. D0000001 to No. D2267025;

e) 9,000,000 (nine million) bearer series E shares numbered from No. E0000001 to No. E9000000;

f) 1,350,000 (one million three hundred fifty thousand) bearer series F shares numbered from No. F0000001 to No. F1350000;

2. Shares listed in Section 1 item 1 letter a) to c) of this paragraph shall be registered shares subscribed by the shareholders as part of the Company's transformation from a limited liability company into a joint stock company referred to in § 2 herein.

3. Subject to the provisions of §17 herein, series A and C shares shall be preferred shares in that each such share shall entitle its holder to five votes at the General Meeting of the Shareholders.

4. The series A shares shall also enjoy preferences defined in §11, section 1 and section 6, §21, section 2, letter a), point (i), §22, section 1, §28, section 2, §30, section 1 and §31, section 1.

§ 8

1. In the period until June 30th, 2007 , the Company's Management Board shall be authorised to make one or several increases of the share capital by a total amount not greater than PLN 42,568,143 (authorised capital).

2. Management Board resolutions relating to delivery of shares in exchange for in-kind contributions shall not require consent of the Supervisory Board.

3. Subject to Section 4 within the limits of the authorised capital, the Management Board shall have the right to waive or to limit the preemptive rights upon consent of the Supervisory Board.

4. Authorisation, which is mentioned in the Section 3 above, is not applicable in case of increases of share capital which are to be offered to (i) individuals who currently work or who have worked on behalf of the Company or entities affiliated with the Company, pursuant to a contract of employment or other agreement such as mandate agreement or agreement for performance of a specific task or other agreement having similar effects, in the opinion of the Management Board, to a contract of employment, or (ii) an entity which will provide the shares subscribed thereby to persons referred to in point (i).

5. Share capital increases referred to in Section 1, may also be executed by way of issuance of subscription warrants with maturity date no longer than the period specified in section 1.

§ 9

The Company may issue bonds, including bonds convertible into shares.

§ 9a

1. The Company's shares may be redeemed on shareholder's consent by way of their purchase by the Company (voluntary redemption).

2. In cases stipulated by the provisions of the Commercial Companies Code, the Management Board decides upon an acquisition of shares by the Company for the purpose of their redemption.

3. Redemption of the Company's shares requires a resolution of the General Meeting of Shareholders, subject to the provisions of Art. 363 paragraph 5 of the Commercial Companies Code.

4. The resolution referred to in the previous section shall define in particular:

1) legal basis for redemption of shares,

2) amount of compensation to be vested in the owner of redeemed shares or a justification of redemption of shares without compensation,

3) way of share capital decrease.

§ 10

1. Bearer shares may not be converted into registered shares.

2. Conversion of registered series A, B and C shares to bearer shares shall be made within 30 days from the date of filing an application by the shareholder holding such shares, subject to this paragraph and §11 of the Statutes.

3. Subject to Sections 4 and 5 of this paragraph, series B shares numbered from No. B 000 001 to No. B 18 865 900 may be converted into bearer shares not earlier than after the following dates:

a) after July 1st, 2000, 20% of series B shares held by each shareholder on the date such shares were admitted to public trading, may be converted into bearer shares;

b) after July 1st, 2001, further 10% of series B shares held by each shareholder on the day such shares were admitted to public trading may be converted into bearer shares (a total of 30% of shares), and then after July 1st of each subsequent calendar year, the number of series B shares of each shareholder which will be available for conversion into bearer shares, will increase by 10% of the overall number of series B shares held by each shareholder on the date such shares were admitted to public trading.

4. Conversion of series B shares numbered from No. B 000 001 to No. B 18 865 900 into bearer shares may be made prior to the termination of the dates referred to in Section 3 above in the event of:

(i) the shareholder holding series B shares of such numbers acquiring retiree status provided that this shareholder has reached the age of 60 in case of women and 65 in case of men,

(ii) the shareholder holding shares of such numbers acquiring the right to benefits from social insurance fund, because of full inability to work or

(iii) death of shareholders holding shares with such numbers or

(iv) acquisition of such shares by a shareholder holding all the series A shares or another person appointed by the Company.

(v) Company's Management Board's consents for conversion of a specific number of such shares.

4'. Management Board of the Company may approve conversion of series B shares numbered from No. B 000 001 to No. B 18 865 900 into bearer shares in the event of the shareholder holding series B shares of such numbers acquiring retiree status even if this shareholder has not reached the age referred to in section 4 point (i) or in case of reaching this age by such shareholder without acquiring retiree status.

5. Conversion of shares referred to in Section 4 may be effected at the request of a shareholder or heirs thereof as of: (i) July 1st of the year during which one of the events specified in the above referenced section, provided that it occurred not later than on July 1st of such year or (ii) July 1st of the year following that during which one of the events specified in point (i) above occurred.

6. It shall not be possible to convert registered series D shares into bearer shares at a request of a shareholder.

7. Conversion of registered series D shares into bearer shares may be effected by a resolution of the Management Board with the numbers of shares subject to such conversion and the date on which it will be made specified thereby.

7'. Sections 3 - 5 above shall not apply in the event of a public tender to subscribe for the sale or exchange of Company shares in compliance with the Act of 21 August 1997 - Law on Public Trading of Securities, hereinafter referred to as the "Law on Public Trading of Securities", provided that the Management Board represents, in a statement issued after the announcement of the tender, that it considers the tender to be hostile.

8. Any costs associated with the conversion of shares shall be borne by the Company.

§ 11

1. The sale or conversion of preferred series A shares into bearer shares requires the written consent of

shareholders holding at least 50% of the preferred series A shares registered in the share register on the date of filing the application referred to in Section 2.

2. Shareholders intending to sell or to convert the preferred series A shares into bearer shares shall be obliged to deliver to the Management Board a request in writing for a permit for sale or conversion such addressed to all the remaining shareholders holding preferred series A shares who are authorised to grant such consent.

3. Within 14 days from the date of receipt of the request referred to in Section 2, the Management Board shall be obliged to deliver a copy of the request to each holder of preferred series A shares who are authorised to express their consent, to the address of each shareholder registered in the share register.

4. If the shareholder intending to sell or convert preferred series A shares into bearer shares does not receive written consents of holders of over 50% of preferred series A shares within 14 days from the date of delivery by the Management Board of a copy of the request referred to in Section 2 to the last of the shareholders authorised to grant their consent, it shall be assumed that consent was not granted.

5. The sale of preferred series A shares may occur at a price not greater than the nominal value of such shares.

6. The sale of preferred series C shares requires the written consent of the shareholders holding at least 80% of the preferred series A shares, unless the acquirer is a legal entity being (i) a wholly-owned direct or indirect subsidiary of the seller, (ii) a direct or indirect sole owner of the seller or (iii) a wholly-owned direct or indirect subsidiary of the sole owner of the seller. Sections 2 - 4 shall apply respectively.

§ 11a

1. The sale of registered series B shares numbered from B 032 731 556 to 033 999 015 or their conversion to bearer shares shall require the written consent of shareholders holding over 50% series A shares altogether. The consent shall be given by all such shareholders on receipt of written application of a shareholder intending to sell shares or his or her plenipotentiary.

2. Request for consent shall be delivered to the Management Board which shall immediately pass the application to owners of series A shares. Decision on the consent must be taken in the period of two months since delivery of the shareholder's application to the Management Board. Should the decision not be taken within the period, it shall be assumed the consent was granted.

3. Decision denying consent for sale of shares should at the same time specify another acquirer as well as the price and date of payment. The suggested price must not be lower than a share nominal value or the purchase price of traded shares by a shareholder applying for consent for sale - depending on which value shall be higher. An owner of series A shares may be indicated as the acquirer. The date of payment specified in the decision must not be longer than two months from the date of decision on denial of consent for the sale of shares.

4. A decision denying consent for conversion of shares referred to in item 1 to bearer shares shall at the same time indicate the date of granting such consent.

IV. ORGANISATION OF THE GOVERNING BODIES

§ 12

The Company shall have the following governing bodies:

1) General Meeting of the Shareholders;
2) the Supervisory Board;
3) the Management Board.

A. General Meeting of the Shareholders

§ 13

1. The General Meeting of the Shareholders shall have competence in matters reserved to it under the Commercial Companies Code, provisions of other laws and as provided herein, subject to section 2.

2. Purchase and sale of a piece of real property, perpetual usufruct or a share in a piece of real property shall not require a resolution of the General Meeting of Shareholders.

§ 14

Apart from persons indicated in the provisions of the Commercial Companies Code, each member of the Supervisory Board meeting the requirements set forth in § 20 Section 4 may request the Management Board to call a General Meeting of the Shareholders, and if such request is not complied with, call such

meeting himself.

§ 15

1. Resolutions of the General Meeting of the Shareholders shall be adopted by an absolute majority of votes cast unless the Commercial Companies Code, provisions of other laws or these statutes provide for different terms of adopting such resolutions.

2. In addition to matters as provided by law, the absolute majority of 3/4 (three quarters) of votes cast shall be required for validity of resolutions concerning:

a) a merger of the Company with another entity, other forms of consolidation that are or will be allowed under law, and division of the Company;

b) the remuneration of members of the Supervisory Board, including individual remuneration of those members who were elected to a continuous supervisory.

3. Subject to section 4, the absolute majority of 3/4 (three quarters) votes cast when the Shareholders representing at least 50% of the Company's share capital are present, shall be required for the resolution on the removal of matters from the agenda of the General Meeting of the Shareholders that were previously contained in the agenda. In the event a motion for such resolution is submitted by the Management Board an absolute majority of votes cast shall be required in order to adopt such a resolution.

4. Removal of any matters from the agenda of a General Meeting of the Shareholders at the request made on the basis of Article 400 of the Commercial Companies Code by a shareholder representing at least one tenth of the Company's share capital, shall require consent of the shareholder who made such request.

5. Adoption of a resolution relating to shareholder's liability with respect to the Company due to any reason shall require an absolute majority of 3 (three quarters) of votes cast in the presence of shareholders representing at least 50% of all the Company shares which may be voted in the adoption of such resolution.

§ 16

1. The General Meeting of the Shareholders shall be opened by the chairman or another member of the Supervisory Board, and in case of their absence by a member of the Management Board, except for cases where the General Shareholders Meeting is called by a member of the Supervisory Board as provided in paragraph 20 section 6. In such cases, such member of the Supervisory Board or a person delegated by such person shall open the Meeting and present the reasons for calling such meeting.

2. The General Meeting of the Shareholders may approve its rules and regulations stipulating in detail the organisation and procedures for holding meetings. Adoption, amendment or termination of the rules and regulations must be passed by a majority of 3/4 votes cast.

§ 17

1. Subject to section 2 none of the shareholders may exercise more than 20% of the overall number of votes at the General Meeting of the Shareholders, provided that for the purposes of establishing obligations of purchasers of material blocks of shares as provided in the Law on Public Trading of Securities such restriction of the voting rights does not exist.

2. The restriction of the voting rights referred to in section 1 shall not apply to:

a) shareholders holding the preferred series A shares;

b) the deposit bank which, on the basis of agreement with the Company, issued depository receipts based on the Company Shares, in the event that such entity exercises the voting rights attached to shares which were the basis for the issuance of depository receipts; and

c) a shareholder who, while having no more than 20% of the overall number of votes at the General Meeting of the Shareholders, announced a tender for subscription for the sale or exchange of all the shares of the Company and in result of such tender purchased shares which, including the previously held Company shares, authorise it to exercise at least 75% of the overall number of votes at the General Meeting of the Shareholders. For the purposes of calculating a shareholder's share in the overall number of votes at the General Meeting of the Shareholders referred to above it is assumed that the restriction of the voting rights provided in section 1 does not exist.

3. For the purposes of Section 1 and section 2, letter c), exercise of votes by a subsidiary shall be treated as the exercise of votes by a parent company (dominating entity) as defined in the Law on Public Trading of Securities.

4. The percentage share of a shareholder who holds any preferred series C shares in the overall number of votes at the General Meeting of the Shareholders may not be greater than the percentage share of such shareholders in the overall number of shares which form the Company's share capital on the date of holding a General Meeting of the Shareholders.

5. At any General Meeting of the Shareholders the percentage of votes of foreign entities and entities controlled by foreign entities may not be greater than 49%. The limitation shall not refer to entities with their seats or residence in a member states of the European Economic Area.

6. Each share, whether preferred or not, entitles its holder to one vote in connection with passing a resolution regarding the withdrawal of the Company's shares from public trading.

B. Supervisory Board

§ 18

1. The Supervisory Board shall be composed of five members including the chairman, and shall be elected in accordance with the provisions of §20 and §21.

2. The Chairman of the Supervisory Board is chosen by the General Shareholders Meeting. Members of the Supervisory Board may elect a deputy of the chairman or persons performing other functions from among themselves.

3. The Supervisory Board may, by way of resolution, appoint panels or committees for specific tasks form among its members. Costs of functioning of such committees or panels shall be borne by the Company.

§ 19

1. In addition to matters provided for in the provisions of the Commercial Companies Code, the following shall be within the exclusive competency of the Supervisory Board:

a) setting the remuneration of the members of the Management Board payable by the Company, and representing the Company in agreements and disputes with the members of the Management Board;

b) subject to Sections 2, 3 and 4 of this paragraph, granting consent for the Company to enter into or to amend an agreement with an Affiliate of the Company within the meaning of the Law on the Public Trading of Securities and enforcement regulations issued on the basis thereof (Affiliate);

c) approving an auditor selected by the Management Board to review the Company's financial statements, unless the same auditor reviewed the financial statements for the year preceding the given financial year.

2. In case of:

a) agreements referring to the operations of the Company as provided in its Statutes and made in accordance with general terms of agreements, contractual regulations and price lists, the Supervisory Board may, at the request of the Management Board, grant its consent for entering into such type of agreements and designate the time of validity of such consent;

b) loan agreements, additional payments, guarantees and sureties entered into between the Company and entities controlled thereby or associated therewith within the meaning of the accounting regulations, the Supervisory Board may grant a general consent pursuant to annual or long-term plans of financing those entities as presented by the Management Board, and designate the validity of such consent, which shall not be shorter than one year.

3. The consent of the Supervisory Board referred to in Section 1, letter b shall not be required if at least one of the conditions listed below is fulfilled:

a) the value of the rights and obligations arising from such agreement on behalf of one of the parties thereto does not exceed, during the subsequent 12 calendar months, the PLN equivalent of EURO 5,000,000 (five million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into or amending such agreement,

b) the value of expenses incurred by the Company in relation to subscription for shares in a company in which an Affiliate has any shareholding or purchase of shares from an Affiliate, does not exceed the PLN equivalent of EURO 10,000,000 (ten million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into the company's deed of association (the founders signing statutes), adoption of a resolution increasing the share capital or entering into an agreement transferring the ownership of shares,

c) the expenses shall constitute the remuneration due pursuant to the rules of remuneration as required by the labour law or the resolutions of the General Meeting of the Shareholders,

d) the agreement is made on the basis of a resolution of the General Meeting of the Shareholders,

e) the Company is the shareholder of at least 95% of the shares entitling the Company to exercise at least 95% of total voting rights at the shareholders meeting or the general shareholder meeting of the Affiliate,

f) a party to the agreement is a depository bank which purchased Company's shares for the purposes of issuing depository receipts abroad or an entity affiliated to such bank within the meaning of the Law on the Public Trading of Securities and enforcement regulations issued on the basis thereof,

g) amendment of an agreement which was previously approved does not result in an increase of the value of Company liabilities by more than PLN equivalent of EURO 500,000 (five hundred thousand) at the average rate of exchange quoted by the National Bank of Poland on the date of such amendment.

4. No consent of the Supervisory Board for taking actions referred to in section 1, letter b and c hereof shall be required, if the Supervisory Board is not able to adopt resolutions, because the number of Supervisory Board members at that time is lower than required by the Statutes and such circumstances last for more than 14 days.

§ 20

1. Members of Supervisory Board shall be elected - with the exceptions referred to in points (a) and (b) below - for three year terms in such a manner so that during each subsequent three year period the membership of the Board is completely changed due to the annual expiration of the mandates of two members. To that effect, the election of members of the Supervisory Board shall be effected in the following manner:

a) two members of the second Supervisory Board shall be elected for a one year term, and upon the expiry of their mandates - two persons shall be elected to the Supervisory Board for a three year term;

b) two other members of the second Supervisory Board shall be elected for a two year term, and upon the expiry of their mandates two persons shall be elected to the Supervisory Board for a three year term;

c) the chairman shall be elected for a three year term.

2. Members of the Supervisory Board may be re-elected.

3. Persons employed by the Company or by entities controlled by the Company within the meaning of the Law on the Public Trading of Securities cannot be members of the Supervisory Board.

4. At least three members of the Supervisory Board shall be a person who satisfies the following conditions:

a) is not an Affiliate of the Company (except for being a member of the Company's Supervisory Board) nor is an Affiliate of an entity controlling or controlled by the Company or an Affiliate of an entity controlled by an entity controlling the Company, within the meaning of the Law on the Public Trading of Securities, collectively, the "Agora Group"; and

b) is not related to, or of kin to a second degree, to an employee of an entity included in the Agora Group.

5. All members elected to the Supervisory Board, regardless of the election procedure, who meet the criteria set forth in Section 6 above, shall serve as members referred to in Section 6 of this paragraph.

6. Majority of members of the Supervisory Board shall be Polish citizens residing in Poland.

§ 21

1. Members of the first Supervisory Board shall be elected pursuant to the resolutions on the transformation of the Company referred to in §2 herein, subject to the provisions of §20, Sections 6 and 8 hereof.

2. Members of subsequent Supervisory Boards shall be elected by the General Meeting of the Shareholders subject to the following terms and conditions:

a) candidates may be exclusively nominated by:

(i) shareholders holding preferred series A shares or

(ii) shareholders who documented their entitlement to not less than 5% of the votes at the last Shareholders Meeting before the candidates were nominated and who at the time of making the nomination hold not less than 5% of the share capital of the Company, provided that in order to ensure a proper nomination, it is necessary for the shareholder making such nomination to prove his right to at

least 5% of the votes at the Shareholders Meeting where such nomination shall be voted on;

b) candidates shall be nominated in writing not later than 7 (seven) days prior to the General Meeting of the Shareholders. Each nomination should include a personal profile of the candidate as well as the grounds for the nomination, including an overview of such candidate's professional qualifications and experience. A written consent of the candidate should be appended to each nomination, and in the event that such candidate meets the conditions specified in § 20 Section 6, a written declaration submitted by such candidate, confirming that he meets such requirements should also be appended;

c) in the event that the nomination of the candidates is not made in accordance with the above guidelines and the provisions of §20 Sections 6 and 8, the Management Board or the Supervisory Board shall nominate the candidates for members of the Supervisory Board;

3. Subject to the exceptions provided in section 5, the principles of making nominations for members and appointment of members of the Supervisory Board as provided in Section 2 of this paragraph and §20, Section 2, shall apply to the newly appointed members in case of dismissal, expiry of mandate or inability to perform a mandate by a member of the Supervisory Board due to other reasons, respectively. The term in office of such new member shall end at the same time as would the term of his predecessor.

4. In the event that mandates of all the members of the Supervisory Board expire in result of election of at least one Supervisory Board member by group voting, in the elections of members of the Supervisory Board appointed otherwise than by voting by groups, there shall apply the provisions of Section 2 of this paragraph and §20 Section 2 of the Statutes, respectively, provided that the candidates may be nominated and justified orally in the course of a General Meeting of the Shareholders.

5. Should a Supervisory Board member's mandate expire due to his or her resignation the other Supervisory Board members may appoint a new member who shall perform his/her functions until the General Meeting appoints a Supervisory Board member, however not longer than until the end of the term of its predecessor. Appointments of Supervisory Board members pursuant to this section shall comply with §20, sections 6 and 8, §21, section 2, letter b, second sentence and §24, section 1, respectively. The Supervisory Board may not have more than two members appointed on the above terms.

§ 22

1. Dismissal (removal) of a member of the Supervisory Board prior to the end of his term of office may be effected by a resolution of the General Meeting of the Shareholders adopted by a simple majority of votes, provided that until the expiry of the preferred status of series A shares 80% of voting rights attached to all outstanding series A shares are cast in favour of such resolution.

2. Resignation from the function of a Supervisory Board member should be made to the Supervisory Board in writing, otherwise being invalid.

§ 23

1. Resolutions of the Supervisory Board shall be adopted at the meetings of the Board, unless all its members sign the same or separate copies of a draft resolution. The meetings of the Supervisory Board shall be convened by its chairman or his deputy and in case the chairman is absent and/or his deputy has not been elected -- by a member of the Supervisory Board designated by the chairman. A meeting of the Supervisory Board may be called by any member referred to in §20, Section 6. Persons authorised to convene meetings of the Supervisory Board shall be obligated to convene such meetings upon the request of the Management Board made by way of a resolution and at the request of any member of the Supervisory Board. Meetings convened in such manner shall occur not later than 14 days following the receipt of such request by the person authorised to convene such a meeting.

2. Members of the Management Board may participate in the meetings of the Supervisory Board in an advisory capacity.

3. Agreements concerning the rights and obligations of the members of the Management Board shall be signed by the chairman of the Supervisory Board, and in the event of his absence, by any other member authorised by the Supervisory Board. Other legal acts between the Company and members of the Management Board shall be made in accordance with the same procedure.

4. Meetings of the Supervisory Board shall be held on as required basis, however, not less often than once per calendar quarter.

5. Meetings of the Supervisory Board may be held by way of a conference call, in a manner allowing communication among all members taking part in such meeting. The place of the meeting held by way of such conference shall be deemed as the place of the person who chairs the meeting.

6. Supervisory Board Members may participate in adoption of Supervisory Board resolutions by casting their votes in writing through another member of the Supervisory Board. Casting a vote in writing may not apply to matters introduced to the agenda at the Supervisory Board meeting.

§ 24

1. Unless otherwise provided herein, the resolutions of the Supervisory Board shall be adopted by an absolute majority of votes cast in the presence of at least three members of the Supervisory Board. In cases where an equal number of votes is cast, the chairman's vote shall prevail.

2. Resolutions concerning granting consent to enter into agreements referred to in • 19 hereof shall require at least one "for" vote cast by the members referred to in §20, Section 6, provided further that such resolution shall require that any member of the Supervisory Board having any interest therein shall not be entitled to vote in favour of such resolution.

2'. Supervisory Board resolutions relating to suspending Management Board members in their duties and delegating Supervisory Board members to perform, on temporary basis, functions of Management Board members who cannot exercise their duties, must be voted in favour by the majority of members referred to in §20, section 6.

3. At the request of any of the members referred to in §20, Section 6, the Supervisory Board shall be obliged to carry out all supervisory activities contained in such request and described in the provisions of the Commercial Companies Code, provided that the member submitting such request shall be appointed to directly perform any such supervisory activities.

§ 25

The same non-competition provisions and restrictions on dealings with competing entities that apply to members of the Management Board shall also apply to members of the Supervisory Board delegated to perform continuous individual supervision within the meaning of the Commercial Code.

§ 26

1. The General Meeting of the Shareholders may adopt rules and regulations for the Supervisory Board stipulating the organisation and the manner in which the actions of the latter will be performed.

2. A resolution of the General Meeting concerning the above provision, as well as any amendment to the rules and regulations or the repeal thereof shall require an absolute majority of 3/4 (three quarters) of votes cast.

C. Management Board

§ 27

1. The Management Board shall manage the Company's affairs and represent the Company in dealings with third parties.

2. The responsibilities of the Management Board shall include all matters related to conducting the Company's affairs, provided they were not delegated otherwise, and the appointment of an independent auditor responsible for auditing the financial statements. If the approval of the Supervisory Board set forth in §19 Section 1 letter c is withheld, the Management Board is obliged to make the appointment again.

§ 28

1. The Management Board is elected by the General Meeting of the Shareholders, except for provisions of Section 3 of this paragraph.

2. Subject to the provisions of Section 3 of this paragraph, the Management Board shall be composed of from 3 to 6 members with the exact number determined by the shareholders holding the majority of preferred series A shares, and following the expiration of such preferred status of all series A shares, by the Supervisory Board. All decisions concerning the number of members of the Management Board must be presented to the chairman of the General Shareholders Meeting.

3. During the term of its office the Management Board may elect by co-option not more than two additional members; the co-option of additional members is effected by a resolution of the Management Board. In case a member of the Board is appointed by way of co-option, the Management Board is obliged to include in the agenda of the nearest General Meeting of Shareholders an item concerning confirmation of appointment of a new member of the Board by way of co-option and propose an appropriate draft resolution. Should the General Meeting of Shareholders not accept the appointment of the new member of the Board by way of co-option, such Management Board member's mandate expires on conclusion of the General Shareholders Meeting.

4. The majority of members of the Management Board shall be Polish citizens residing in Poland.

§29

1. The Management Board shall be elected for a term of five years.

2. Management Board members shall be appointed for a period of joint term.

3. Members of the Management Board may be re-elected.

§ 30

1. Candidates for the Management Board shall be nominated exclusively by shareholders holding preferred series A shares, and following the expiry of the preferred status of all such shares, by the Supervisory Board, with the provisions regarding nomination of members to the Supervisory Board also applying to nominating members to the Management Board;

2. In the event that the persons authorised to determine the number of members of the Management Board and to nominate candidates for such members do not exercise one or both of the above rights, the number of members of the Management Board elected by the General Shareholders Meeting shall be determined by such Shareholders Meeting, while each shareholder during such Shareholders Meeting shall be able to nominate candidates for such members.

§ 31

1. Individual or all members of the Management Board may be dismissed (removed), due to important reasons, prior to the end of their term of office on the basis of the resolution adopted by the General Meeting of the Shareholders in a manner prescribed for the dismissal of the members of the Supervisory Board. A resolution on dismissal (removal) of Management Board members should state the reasons for which such dismissal is made.

2. Members of the Management Board elected pursuant to • 28 Section 3 herein may be dismissed in the manner referred to in Section 1 of this paragraph or by the resolution of the Management Board but the persons concerned cannot vote in this case.

§ 32

1. In the event that some members of the Management Board are dismissed or their mandate expires during the term of office for other reasons, supplementary elections shall be held only at such time as when the number of members of the Management Board performing their functions is less than three or when the composition of the Management Board does not comply with the requirement specified in §28, Section 4 hereof.

2. If the number of members of the Management Board is ever less than that required in the previous Section, the Management Board shall be obligated to immediately convene an extraordinary General Meeting of the Shareholders in order to hold supplementary elections. Supplementary elections may take place also during the ordinary General Meeting of the Shareholders if, in accordance with provisions of law, such meeting must be convened within a short period of time, while convening an extraordinary General Meeting of the Shareholders would not be appropriate in such case.

3. In the event of supplementary elections, provisions regarding the election of members of the Management Board for their full term shall apply.

§ 33

1. Members of the Management Board may elect the chairman or persons performing other functions among themselves.

2. The Management Board may adopt rules and regulations, which specify in detail its organisation and the procedures of its operations.

§ 34

Resolutions of the Management Board shall be adopted by a simple majority of votes cast.

§ 35

1. Members of the Management Board shall be bound by a non-competition clause. In particular they cannot engage in any competitive business or participate in such business as its participant, a shareholder or member of its governing bodies.

2. The above prohibition does not pertain to the participation by members of the Management Board in supervisory and management bodies of competing entities in which the Company directly or indirectly holds any shares and the acquisition by members of the Management Board of no more than 1% of the

shares in competing public companies.

§ 36

Each member of the Management Board shall be authorised to make binding statements with respect to property rights and obligations of the Company and to sign on behalf of the Company.

V. FINANCIAL MANAGEMENT AND ACCOUNTING

§ 37

1. The Company's equity shall be composed of:

a) share capital;

b) spare capital;

c) reserve capital.

2. The Company may create and dissolve by way of resolutions passed by the General Meeting of the Shareholders reserve capital at the beginning and during the accounting year.

§ 38

1. Shareholders shall be entitled to a share in the net profit reflected in the financial report examined by an auditor and designated by General Meeting of the Shareholders for distribution among shareholders.

2. The profit referred to in Section 1 shall be distributed among shareholders in proportion to the nominal value of held shares..

3. Adopting a resolution on distribution of profit, the General Meeting of Shareholders may decide upon dividend pay-out in the amount exceeding the profit referred to in Section 1, no greater, however, than the amount permitted in the provisions of the Commercial Companies Code.

VI. FINAL PROVISIONS

§ 39

1.The Company may be dissolved as provided by law or by way of a resolution adopted by the General Meeting of the Shareholders by a majority of 3/4 (three quarters) of the votes cast in the presence of shareholders representing at least 3/4 (three quarters) of the share capital. The majority referred to in the previous sentence shall be required for a decision regarding the continued existence of the Company if the Company's balance sheet ever shows a loss exceeding the sum of the spare and reserve capital and 1/3 (one third) of the share capital.

2.In the event of the Company's liquidation, the General Meeting of the Shareholders shall appoint, upon the request of the Supervisory Board, one or more liquidators from among the members of the Management Board and shall determine the appropriate liquidation procedures.

§ 40

All matters not provided for herein shall be governed by the appropriate provisions of law, and in particular, the Commercial Companies Code.

Resolution No. 17

§ 1

In connection with of the provisions of Art. 45 1a-1c of the Accounting Act dated September 29, 1994 which become effective on January 1, 2005, the General Meeting of Shareholders resolves that starting with the financial report for the fiscal year commencing on January 1, 2005, the Company's financial reports shall be prepared according to International Financial Reporting Standards.

§ 2

The present resolution comes into force on the day and provided the provisions of Art. 45 1a-1c the Accounting Act dated September 29, 1994 become effective.

In addition, the Management Board informs that in accordance with the Management Board recommendation presented to the Extraordinary General Meeting of Shareholders, described in current

report dated October 18, 2004 (RB 30/2004), the General Meeting of Shareholders decided to refrain from discussing and voting on the draft resolution no 3 concerning amendments to § 11 of the Company's Statutes.

Shareholders exercising more than 5% of voting rights at the EGM
21-10-2004

The Management Board of Agora SA informs that the General Meeting of Shareholders on October 20, 2004 the stakes held by the following shareholders entitled them to exercise more than 5% of total voting rights:

1. Agora Holding Sp. z o.o. with its seat in Warsaw - 28,587,210 votes, i. e. 37.72% of total voting rights;

2. Cox Poland Investments, Inc. with its seat in Atlanta, USA - 7,568,663 votes, i.e. 9.90% of total voting rights.

Financial reports timetable

26-10-2004

In reference to § 58 of the Cabinet Decree of October 16, 2001 on current and regulatory information disclosed by issuers of securities ("the Decree") the Management Board of Agora SA hereby informs about its intention to consistently present in the year 2005 consolidated quarterly reports including extracts from quarterly reports referred to in § 58 item 1 of the Decree as well as to present the consolidated interim report for 1H2005 including extracts from interim report referred to in § 58 item 3 of the Decree.

The Management Board of Agora SA hereby presents the dates of release of financial reports in 2005:

I. Consolidated quarterly reports:

- for 4Q2004: February 14, 2005;
- for 1Q2005: May 12, 2005;
- for 2Q2005: August 4, 2005;
- for 3Q2005: November 4, 2005.

II. Annual report and consolidated annual report for 2005: April 15, 2005.

III. Interim consolidated report for 1H2005: September 29, 2005

Increasing stake in the company "Multimedia Plus" Sp. z o.o.

03-11-2004

The Management Board of Agora S.A. hereby informs about having been notified on 2nd November 2004 of the acquisition by the Company, on the basis of a conditional sale agreement, of shares constituting 52% of the share capital of a company under the business name "Multimedia Plus" Sp. z o.o. ("Multimedia") with its seat in Srem - the broadcaster of a local radio broadcast named "Rock Radio Wielkopolska". As a result of acquisition of the above-mentioned shares, Agora's stake in "Multimedia" share capital totals 76% and entitles Agora to exercising 76% of voting rights at the General Meeting of Shareholders.

Additional information:

1) The investment is of a long-term nature and was financed from Agora's equity.

2) Agora acquired 1,166 shares in the company's share capital of a total nominal value of PLN 583,000 at the price totaling PLN 800,000. The book value of acquired shares in the issuer's books is PLN 808,000.

3) The condition of transfer of shares was fulfilled on 30th June 2004.

4) The vendors (two natural persons) were shareholders in "Multimedia" where - prior to the acquisition of the above-mentioned shares - Agora held 24% of shares entitling to exercising 24% of voting rights at the company's General Meeting of Shareholders.

Registration of amendments in Agora's statute

10-11-2004

The Management Board of Agora SA with its seat in Warsaw ("Agora", "Company") hereby informs of the change of rights exercised from ordinary registered series B shares of Agora SA numbered B 032 731 556 to B 033 999 015 (total of 1,267,460 shares), marked in the National Depository for Securities by the ISIN code PLAGORA00034, owned by Agora- Holding Sp. z o.o. and intended for 2003 incentive plans for employees of Agora SA.

The change of rights is the result of registering by the Local Court in Warsaw, XX Economic Department of the National Registry Court, of amendments to the Company's Statutes approved in Resolution no. 3 of Agora's Extraordinary General Meeting of Shareholders on 20th October 2004 of the following wording:

"Resolution No. 3

Subject to provisions of Art. 430 § 1 of the Commercial Companies Code, the General Meeting of Shareholders resolves to amend the Company's Statutes in the following way:

After § 11, § 11a is added in the wording:

"§ 11a

1. The sale of registered series B shares numbered from B 032 731 556 to 033 999 015 or their conversion to bearer shares shall require the written consent of shareholders holding over 50% series A shares altogether. The consent shall be given by all such shareholders on receipt of written application of a shareholder intending to sell shares or his or her plenipotentiary.

2. Request for consent shall be delivered to the Management Board which shall immediately pass the application to owners of series A shares. Decision on the consent must be taken in the period of two months since delivery of the shareholder's application to the Management Board. Should the decision not be taken within the period, it shall be assumed the consent was granted.

3. Decision denying consent for sale of shares should at the same time specify another acquirer as well as the price and date of payment. The suggested price must not be lower than a share nominal value or the purchase price of traded shares by a shareholder applying for consent for sale - depending on which value shall be higher. An owner of series A shares may be indicated as the acquirer. The date of payment specified in the decision must not be longer than two months from the date of decision on denial of consent for the sale of shares.

4. A decision denying consent for conversion of shares referred to in item 1 to bearer shares shall at the same time indicate the date of granting such consent."

Subject to the above Resolution, shareholders holding the series B shares will neither be able to sell nor to convert the shares to bearer ones without a written consent of the shareholder or shareholders holding over 50% of vote preferred registered series A shares of Agora SA.

Prior to registering the above amendment to the Company's Statutes, shareholders holding series B shares numbered B 032 731 556 to B 033 999 015 were able to sell and convert the shares without other shareholders' consent. The change of rights exercised from the series B shares works for the benefit of Agora-Holding Sp. z o.o., currently owning 100% of Agora SA series A shares.

Series B shares numbered B 032 731 556 to B 033 999 015 are currently owned by Agora-Holding Sp.z o.o. and will be sold to Agora's employees in incentive plans in December 2004.

At the same time, the Management Board informs that, according to the Court's Decision obtained by the Company on 10th November 2004, the Registry Court registered also other amendments to Agora's Statutes approved by Resolutions 1, 2 and 4 to 15 of the Extraordinary General Meeting of Shareholders on 20th October 2004. The EGM Resolutions were officially disclosed by the Company in the current report of 21st October 2004.

Disposal of shares of IDM Serwis Sp. z o.o. by Agora's affiliate company

15-12-2004

The Management Board of Agora SA with its seat in Warsaw ("Agora") hereby informs of disposal by Agora's affiliate - a company Art Marketing Syndicate S.A. with its seat in Poznan ("AMS") of 13,400 shares constituting 58.26% of the share capital of a company "IDM Serwis" Sp. z o.o. with its seat in Poznan (IDM Serwis). The disposed shares constituted the whole of IDM Serwis stake held by AMS. The shares sell price totaled PLN 200.

Additional information:

1) The disposal of shares was conducted on the basis of share disposal agreement concluded between AMS and a natural person - buyer of the shares - on December 10, 2004.

2) Total nominal value of the disposed shares equals PLN 6,700,000.

3) The book value of the disposed shares in the issuer's books totaled 0, due to the assets write-down.

4) The above transaction does is not a transaction with an associate entity.

5) The disposed shares constitute over 20% of IDM Serwis share capital thus fulfilling the requirement of material value assets.

6) On the transaction day, Agora held 99.83% shares of AMS S.A.

Annex no. 3 to the loan agreement with Pekao SA

15-12-2004

The Management Board of Agora SA with its seat in Warsaw ("Agora") hereby informs that on December 13, 2004 Agora entered into the Annex no. 3 to the long-term loan agreement up to the amount of PLN 500 m, concluded on April 5, 2002 with the Bank Polska Kasa Opieki S.A. with its seat in Warsaw ("Agreement"). The Agreement was discussed in detail in the current report no. 9/02 of April 5, 2002.

On the basis of the concluded Annex, a pledge by registration established in connection with the Agreement on the future rights of the trade mark "Wiedza i Życie" was annulled. Also, Annex no. 3 cancelled all other securities established on the title "Wiedza i Życie" for the purpose of securing the consumed amount of the loan.

Orderly disposal of Agora's shares by Management Board members

21-12-2004

The Management Board of Agora SA with its seat in Warsaw ("Agora", "Company") hereby informs that on December 20, 2004, members of Agora's Management Board concluded agreements with Millennium Dom Maklerski SA with its seat in Warsaw ("Brokerage House") concerning orderly disposal of the Company's shares held by members of the Board. The agreements lay down the rules of completion of orders at the broker's discretion placed by Management Board members.

In the agreements, each member of the Management Board indicated a number of shares to be disposed in particular quarters of 2005 as well as the minimum sell price. The broker responsible for particular order will have discretion over its completion, including decisions concerning trade sessions and the price at which the sales will be executed. Changes to the placed orders may only be introduced directly after the announcement of quarterly financial report of the Company and come into force in the period after the publication of quarterly report for the next quarter of the fiscal year. Members of the Board are obliged to inform Agora of any amendments made to the order.

Members of the Management Board do not expect share disposals other than specified in the agreements with the Brokerage House. Members of the Management Board will be obliged to inform Agora of additional need to sell shares apart from the order placed at the Brokerage House so that the Company may disclose the number of disposed shares to the public two working days prior to the placement of such additional order by a member of the Management Board.

Orderly disposal agreements are based on the new provisions of the Law on Public Trading in Securities and modeled on Rule 10b5-1 adopted in the US Securities Law. The provisions state that "exercising transactions in execution of an agreement obliging to disposal or acquisition of financial instruments concluded in writing at a date certain prior to acquiring insider information, does not constitute the use of such information".

The agreement with the Brokerage House concerns an orderly disposal of 330 thousand shares of the Company in the year 2005, which constitutes 10.5% of total number of shares held by Agora's Management Board members as of the date of the agreement.

Purchase of shares based on fulfillment of conditional right to acquire shares

29-12-2004

Subject to a notification obtained on December 28, 2004 from Millennium Dom Maklerski SA, the Management Board of Agora SA with its seat in Warsaw (Agora, the Company) hereby informs of acquiring by four members of the Board the total of 171,228 series B ordinary registered shares of Agora SA from Agora-Holding Sp. z o.o. (Agora Holding). Purchase of the above-mentioned shares and their subsequent transfer to the Management Board members' investment accounts was executed as a result of fulfillment of a conditional right to acquire shares the grant of which was approved by General Meeting of Shareholders on June 24, 2004. Changes to directorate holdings of shares and right to shares resulting from acquisition of the shares are depicted in the tables below:

a. Shares:

-	as of 19 Dec, 2004	change	as of 27 Dec, 2004
Zbigniew Bak	70,364	85,486	155,850
Piotr Niemczycki	1,710,392	37,981	1,748,373
Wanda Rapaczynski	1,363,314	38,543	1,401,857
Jaroslaw Szalinski	0	9,218	9,218

b. Right to shares:

-	as of 19 Dec, 2004	change	as of 27 Dec, 2004
Zbigniew Bak	85,486	- 85,486	0
Piotr Niemczycki	37,981	- 37,981	0
Wanda Rapaczynski	38,543	- 38,543	0
Jaroslaw Szalinski	9,218	- 9,218	0

Also, on December 28, 2004 the Company received a notification concerning transfer of shares to investment accounts of 298 natural persons who acquired the total of 1,065,726 series B ordinary registered shares of Agora SA from Agora Holding. Similarly as in the case of Management Board members, purchase of shares by the above-mentioned natural persons took place as a result of fulfillment of a conditional right to acquire shares the grant of which was approved by the General meeting of Shareholders on June 24, 2004.

Commence of using new system of data distribution

04-01-2005

The Management Board of Agora SA with its seat in Warsaw (Agora, the Company) hereby informs that starting from January 4, 2005 the Company is going to make use of Elektroniczny System Przekazywania Informacji (Electronic System of Data Distribution) - ESPI for public disclosure of current and obligatory reports. At the same time the Company informs that Katarzyna Jedrach and Katarzyna Galant will be the persons responsible for contacts with the Polish Securities and Exchange Commission in respect of disclosure obligations.

The article comes from Agora.pl

Member of the board announces stock sale

10-01-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby informs that on January 7, 2005 a Management Board member was informed by broker about the sale of 2.200 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on December 20, 2004 (see: current report no. 39/2004). The sale of shares took place on January 5, 2005. The sale price stood at PLN 57.07 per share.

Member of the board announces stock sale

10-01-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby informs that on January 7, 2005 a Management Board member was notified by broker about the sale of total of 8,297 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during the WSE trading sessions between January 5 and January 7, 2005. The average sale price stood at PLN 57.18 per share.

2004 Agora Group revenue

14-01-2005

Data from Agora's accounting system as of 14 January 2005, show that for the first time in the Company's history, its revenue for 2004 has slightly exceeded the level of PLN 1 billion. Precise level of the Group's revenue will be disclosed in the Company's quarterly report for the fourth quarter of 2004 on 14 February 2005.

Disposal of shares of CHI Sp. z o.o.

24-01-2005

The Management Board of Agora SA with its seat in Warsaw ("Agora") hereby informs of disposal by Agora of 9,000 shares constituting 100% of the share capital of the company under the business name "Centrum Handlu Internetowego" Sp. z o.o. with its seat in Warsaw ("CHI"). Sold assets made up the whole stake held by Agora in CHI. The sell price of the shares totaled PLN 2,544,400.

Additional information:

1) Disposal of shares took place on the basis of share disposal agreement entered into on 24 January 2005 by Agora and the purchaser of shares - the company Milenium Inwestycje Sp. z o.o. with its seat in Torun.

2) Total nominal value of sold shares equals PLN 9,000,000.

3) Book value of sold shares in the issuer's books amounted to PLN 1,298,800.

4) The above transaction does not constitute a related-entity one.

5) Sold assets make up over 20% of CHI share capital thus meeting the criterion of material value assets.

Agora's policy for returning profits to shareholders

14-02-2005

The Management Board of Agora SA with its seat in Warsaw (the Company), informs hereby that on February 11, 2005, they passed a resolution on the Company's dividend policy, which reads as follows:

"Agora's policy for returning profits to shareholders

Agora SA remains first and foremost focused on growth and expects to use its capital for expansion opportunities - both acquisitions and organic growth projects - that will enhance long-term shareholder value. At the same time, as appropriate and as authorized by the AGM, it will return excess capital to the shareholders through a dual mechanism of (i) a dividend and (ii) share repurchases.

The Company will propose and, upon AGM's approval, pay a dividend of PLN 0.5 per share annually. This dividend amount represents ca 1% yield which will satisfy certain shareholders seeking a current return and allow the company to potentially broaden its shareholder base. The Company intends to propose such a dividend annually, subject to the discretion of the Management Board/Supervisory Board and subject to the earnings and prospects of the Company and market conditions.

If conditions warrant, the Company will also, from time to time, submit to the AGM a request for authorization of a share repurchase program as a means of returning excess capital to shareholders. The Company will review its situation on an annual basis, prior to the AGM, and resolve whether to submit such a request. If a request is submitted, it will include all relevant terms and conditions of the repurchase program. If the program is approved, the company will periodically report its results."

Member of the board announces stock sale

21-02-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby informs that on February 18, 2005 a Management Board member was informed by broker about the sale of 9.312 ordinary bearer shares of Agora SA during sessions of the Warsaw Stock Exchange on 16 - 18 February 2005 in performance of orderly disposal agreement entered into on December 20, 2004 (see: current report no. 39/2004). The sale price stood at PLN 62.05 per share.

Member of the board announces stock sale

21-02-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby informs that on February 18, 2005 a Management Board member was notified by broker about the sale of total of 21,541 ordinary bearer shares of Agora SA during sessions of the Warsaw Stock Exchange on 16 - 18 February 2005, in performance of orderly disposal agreement entered into on December 20, 2004 (see: current report no. 39/2004).. The average sale price stood at PLN 62.01 per share.

Member of the board announces stock sale

28-02-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby informs that on February 28, 2005 a Management Board member was informed by broker about the sale of 3,000 ordinary bearer shares of Agora SA during sessions of the Warsaw Stock Exchange on 21 - 25 February 2005 in performance of orderly disposal agreement entered into on December 20, 2004 (see: current report no. 39/2004). The sale price stood at PLN 63.03 per share.

Member of the board announces stock sale

28-02-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby informs that on February 28, 2005 a Management Board member was notified by broker about the sale of total of 4,101 ordinary bearer shares of Agora SA during sessions of the Warsaw Stock Exchange on 21 - 25 February 2005, in performance of orderly disposal agreement entered into on December 20, 2004 (see: current report no. 39/2004). The average sale price stood at PLN 62.57 per share.

Member of the board announces stock sale

07-03-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby informs that on March 7, 2005 a Management Board member was informed by the broker about the sale of 3,400 ordinary bearer shares of Agora SA during sessions of the Warsaw Stock Exchange on 28 February - 3 March 2005 in performance of orderly disposal agreement entered into on December 20, 2004 (see: current report no. 39/2004). The sale price stood at PLN 62.45 per share.

Member of the board announces stock sale

07-03-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby informs that on March 7, 2005 a Management Board member was notified by broker about the sale of total of 3,800 ordinary bearer shares of Agora SA during sessions of the Warsaw Stock Exchange on 28 February - 3 March 2005, in performance of orderly disposal agreement entered into on December 20, 2004 (see: current report no. 39/2004). The average sale price stood at PLN 62.24 per share.

Member of the board announces stock sales

14-03-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby informs that on March 11, 2005 a Management Board member was informed by the broker about the sale of 5,204 ordinary bearer shares of Agora SA during sessions of the Warsaw Stock Exchange on 7-10 March 2005 in performance of orderly disposal agreement entered into on December 20, 2004 (see: current report no. 39/2004). The sale price stood at PLN 62.25 per share. Agora SA reminds that the orderly disposal agreement entered into on 20 December 2004 entails an orderly disposal at 330 thousand shares of the Company throughout 2005, which consisted 10.5% of all shares held by the Management Board members on the date the orderly disposal agreement was executed.

Member of the board announces stock sales

14-03-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby informs that on March 11, 2005 a Management Board member was informed by the broker about the sale of 7,350 ordinary bearer shares of Agora SA during sessions of the Warsaw Stock Exchange on 7-10 March 2005 in performance of orderly disposal agreement entered into on December 20, 2004 (see: current report no. 39/2004). The sale price stood at PLN 62.34 per share. Agora SA reminds that the orderly disposal agreement entered into on 20 December 2004 entails an orderly disposal at 330 thousand shares of the Company throughout 2005, which consisted 10.5% of all shares held by the Management Board members on the date the orderly disposal agreement was executed.

Member of the board announces stock sales

21-03-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby informs that on March 18, 2005 a Management Board member was informed by the broker about the sale of 1,884 ordinary bearer shares of Agora SA during sessions of the Warsaw Stock Exchange on 14-18 March 2005 in performance of orderly disposal agreement entered into on December 20, 2004 (see: current report no. 39/2004). The sale price stood at PLN 61.28 per share. Agora SA reminds that the orderly disposal agreement entered into on 20 December 2004 entails an orderly disposal at 330 thousand shares of the Company throughout 2005, which consisted 10.5% of all shares held by the Management Board members on the date the orderly disposal agreement was executed.

Member of the board announces stock sales

21-03-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby informs that on March 18, 2005 a Management Board member was informed by the broker about the sale of 7,749 ordinary bearer shares of Agora SA during sessions of the Warsaw Stock Exchange on 14-18 March 2005 in performance of orderly disposal agreement entered into on December 20, 2004 (see: current report no. 39/2004). The sale price stood at PLN 61.82 per share. Agora SA reminds that the orderly disposal agreement entered into on 20 December 2004 entails an orderly disposal at 330 thousand shares of the Company throughout 2005, which consisted 10.5% of all shares held by the Management Board members on the date the orderly disposal agreement was executed.

Annex no. 4 to the loan agreement with Pekao SA

01-04-2005

The Management Board of Agora SA ("Agora") with its seat in Warsaw informs that on 31 March 2005 Agora executed annex no.4 to the long - term loan agreement up to 500,000,000 PLN entered into on 5 April 2002 with Bank Polska Kasa Opieki S.A. with its seat in Warsaw. Agora informed about the loan agreement in the current report on April 5, 2003.

The annex entered into on 31 March 2005 extended the drawing period of the loan by two years, i.e. up to 30 March 2007. Due to the above mentioned extension the repayment date has changed to 31 December 2010.

Agora increases its stake in radio station TOK FM

06-04-2005

The Management Board of Agora SA with its registered seat in Warsaw (Agora) hereby informs about acquiring the shares of the company under the name of Inforadio Sp. z o.o. the broadcaster of a radio programme TOK FM (TOK FM). As the result of the agreement executed between Agora and European Broadcasting Ltd (Seller) with its seat in Bristol, England, on the 5th of April 2005, Agora purchased 100 shares, which with the previously owned by Agora 219 shares constitute 66.05% of TOK FM share capital.

Additional information:

1) The investment was financed from Agora's equity.

2) The investment in TOK FM is of a long term nature.

3) The acquisition of shares took place on April 5, 2005, on the basis of a share disposal agreement entered into between Agora and Central European Broadcasting Ltd, a shareholder in TOK FM, a broadcaster of commercial radio programmes.

4) Agora acquired 100 (one hundred) shares of TOK FM at the price of EUR 2 (two).

5) Agora and the Seller are not associated entities.

6) As the result of the above mentioned transaction the Seller disposed all his shares in TOK FM (the remaining shares where acquired by "Polityka" Spółdzielnia Pracy with its seat in Warsaw).

7) Legal basis : § 5 item 1 point 1 in relation to § 2 item 5 RRM GPW.

Member of the board announces stock sale

11-04-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on April 7, 2005 a Management Board Member was informed by the broker about the sale of 7,561 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between April 4 and April 7, 2005. The average sale price stood at PLN 59,38 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

The article comes from Agora.pl

Member of the board announces stock sale

11-04-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on April 7, 2005 a Management Board Member was informed by the broker about the sale of 4,812 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between April 4 and April 7, 2005. The sale price stood at PLN 59,43 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

The Company's statement concerning compliance with the rules of "Best practices in public companies"

15-04-2005

Acting pursuant to § 27 of the Warsaw Stock Exchange Regulations, the Management Board of Agora SA with its seat in Warsaw (the "Company") hereby furnishes the statement regarding conformity with the rules of corporate governance.

RULE	COMPLIANCE	COMMENTS AND RECOMMENDATIONS
I. Objective of the Company The basic objective of operations of a company's authorities is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees.	COMPLIANT	-
II. Majority Rule and Protection of Minority A joint-stock company is a capital venture, and, therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributed bigger capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by the law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.	NON-COMPLIANT	In 1998 the Company issued registered shares which give their holders certain privileges. Series A registered shares enjoy voting preference that gives their holders 5 votes per share. Series C registered shares enjoy 5 votes per share preference provided their shareholders' total voting rights share shall not be higher than the holders' share in the Company's share capital. Furthermore, series A registered shares provide their holders with privileges which limit the rights of other shareholders including the right to nominate candidatures to the Company's Management and Supervisory Board (the shareholders specified in § 21 item 1 point a) letter (ii) are also eligible to nominate the candidates to the Supervisory Board). Since the Company's IPO Agora-Holding Sp. z o.o. has held all series A registered shares. Agora's share capital structure was subjected to the idea of maintaining "Gazeta Wyborcza's" autonomy which, among others, constitutes the fundamental factor of the Company's value. Such a structure reflects solutions applied in countries of developed capital markets and was adopted prior to the Company's IPO. The preferences ascribed to series A and C registered shares were disclosed by the Company in its Initial Offering Circular.
III. Honest Intentions and No-Abuse of Rights The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set and, thus, constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus, ensuring the best protection of equitable interests of the shareholders and other market participants.	COMPLIANT	-
IV. Court Control The company's authorities and persons chairing a general meeting cannot decide on issues which should be resolved by court judgments. This does not apply to activities which are within the powers of the company's authorities and persons chairing general meetings or which they	COMPLIANT	-

are obliged to undertake by force of law.		
V. Independent Opinions Ordered by the Company When choosing an entity which is to provide expert services, including, in particular, the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.	COMPLIANT	-
BEST PRACTICES OF GENERAL MEETINGS 1. A general meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.	COMPLIANT	-
2. A request for convening a general meeting and placing certain issues on its agenda, made by parties entitled to do that, should be justified. Draft resolutions proposed to be adopted by the general meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the supervisory board prior to the general meeting, in advance so as to allow them to review and evaluate the same.	COMPLIANT	-
3. The general meeting convened at the request of shareholders should be held on a date given in the request, and if this date cannot be kept, on the closest date which will allow the general meeting to settle the issues placed on its agenda.	COMPLIANT	In case such a request is made the Company shall comply with the Code's recommendations.
4. A general meeting whose agenda includes certain issues at the request of authorized entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a general meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the general meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.	COMPLIANT	General Meetings of Shareholders have not been cancelled by the Company. In case of deciding upon cancellation of the General Meeting of Shareholders in the future the Company shall comply with the Code's recommendations.
5. In order for a representative of a shareholder to participate in a general meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a general meeting is in conformity with the law and does not require any additional confirmations and acknowledgement unless its authenticity or validity prima facie raises doubts of the company's management board (upon drawing-up the attendance list) or the chairman of the general meeting.	COMPLIANT	-
6. The general meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections, including elections to the supervisory board by voting in separate groups. The by-laws should not	PARTIALLY COMPLIANT	The by-laws of the General Meeting of Shareholders was adopted on May 8, 1998. Amendments to the by-laws were made on December 1, 1998 - in relation to the Company's planned IPO - as well as on June 24, 2002 - to adjust the by-laws to amendments of the commercial law.

be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent general meeting.		
7. A person opening the general meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.	COMPLIANT	-
8. The chairman of the general meeting ensures an efficient conduct of the meeting and observance of the rights and interests of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.	COMPLIANT	-
9. A general meeting should be attended by members of the supervisory board and the management board. An expert auditor should be present at a n annual general meeting and at an extraordinary general meeting if financial matters of the company are to be discussed thereat. The absence of a supervisory or a management board member from the general meeting requires an explanation, which should be given at the meeting.	COMPLIANT	-
10. Members of the supervisory board and the management board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the general meeting, provide the participants of the meeting with explanations and information concerning the company.	COMPLIANT	-
11. All answers provided by the management board to the questions posed by the general meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.	COMPLIANT	-
12. Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders.	COMPLIANT	In case of announcing a short break in the session the Company shall comply with the stipulations of the General Meeting by-laws which remain in conformity with the Code's recommendations.
13. Voting on issues placed on the agenda may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights.	COMPLIANT	-
14. A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by sound reasons. A motion in this respect should be accompanied by a detailed justification. A decision to remove an item from the agenda or not to consider an issue put on the agenda at a shareholder's request requires a general meeting resolution, once all the shareholders present who put the issue on the agenda have given their consent, supported by 75% of the votes present at the meeting.	COMPLIANT	The statutes provide that: "Removal of any matters from the agenda of a General Meeting of the Shareholders at the request made on the basis of Article 400 of the Commercial Companies Code by a shareholder representing at least one tenth of the Company's share capital, shall require consent of the shareholder who made such request." Moreover § 15 item 3 of the Statutes provides that the absolute majority of 3/4 (three quarters) votes cast when the Shareholders representing at least 50% of the Company's share capital are present, shall be required for the resolution on the removal of matters from the agenda of the General Meeting of the Shareholders that were previously contained in the agenda.

15. A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.	COMPLIANT	-
16. Due to the fact that the Code of Commercial Companies does not provide for court control in the event where a resolution is not adopted by the general meeting, the management board or the chairman of the meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, have the possibility of challenging the same; provided that he is entitled to do so.	COMPLIANT	-
17. At the request of a participant in the general meeting, his written statement is recorded in the minutes.	COMPLIANT	In case of such request the Company shall comply with the recommendations of the Code.
BEST PRACTICES OF SUPERVISORY BOARDS 18. The supervisory board submits to the general meeting an annual concise evaluation of the company's standing. The evaluation should be made available to all shareholders early enough to allow them to become acquainted with the contents before the annual general meeting.	COMPLIANT	As the Supervisory Board meeting concerning the annual report was scheduled after the disclosure of this report, the Board's evaluation of the company's standing will be presented in a separate disclosure in compliance with timing requirements of the Rule 18.
19. A member of the supervisory board should have relevant education, professional and practical experience, be of high morale and be able to devote all time required to properly perform the function on the supervisory board. Candidates for members of the supervisory board should be presented and supported by reasons in sufficient detail to allow an educated choice.	COMPLIANT	-
20. (a) At least half the members of the supervisory board should be independent members.Independent members, subject to point (d) below. Independent members of the supervisory board should not have any relations with the company and its shareholders or employees, which could have significant impact on the independent member's ability to make impartial decisions. (b) Detailed criteria of independence should be laid down in the statutes of the company. (c) Without consent of the majority of independent supervisory board members , no resolutions should be adopted on the following issues: - performances of any kind by the company and any entities associated with the company in favor of members of the management board; - consent to the execution by the company or its subsidiary of a key agreement with an entity associated with the company, member of the supervisory board or the management board, and with their associated entities; and - appointment of an expert auditor to audit the financial statements of the company. (d) In companies where one shareholder holds a block of shares carrying over 50% of all voting rights, the supervisory board should consist of at least two independent members, including an independent chairman of the audit committee, should such a committee be set up.	COMPLIANT	§ 20 item 6 of the statutes requires that at least three out of five members of the Supervisory Board shall be independent and specifies that such a person satisfies the following conditions: is not an Affiliate of the Company (except for being a member of the Company's Supervisory Board) nor is an Affiliate of an entity controlling or controlled by the Company or an Affiliate of an entity controlled by an entity controlling the Company, within the meaning of the Law on the Public Trading of Securities, collectively, the "Agora Group"; and is not related to, or of kin to a second degree, to an employee of an entity included in the Agora Group. As far as point c) of Rule 20 is concerned the Management Board intends to introduce relevant changes to the statutes of the Company at the nearest general meeting.

21. A supervisory board member should, most of all, bear in mind the interests of the company.	COMPLIANT	-
22. Members of the supervisory board should take relevant actions in order to receive from the management board regular and complete information on any and all significant issues concerning the company's operations and on the risk related to the carried out business and ways of managing such risk.	COMPLIANT	-
23. A supervisory board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.	COMPLIANT	Such a situation shall be regulated accordingly with the resolution of the Supervisory Board of May 14, 2003 concerning the duties of the Supervisory Board and performance of the mandate of the Supervisory Board member which remains in conformity with the Code's recommendations.
24. Information on personal, actual, and organizational connections of a supervisory board member with a given shareholder, and, in particular, with the majority shareholder, should be available to public. The company should have a procedure in place for obtaining information from members of the supervisory board and for making it available to the public.	COMPLIANT	-
25. Supervisory board meetings, save for issues which directly concern the management board or its members, and, in particular, removal, liability, and setting remuneration, should be accessible and open to members of the management board.	COMPLIANT	-
26. A supervisory board member should enable the management board to present publicly and in an appropriate manner information on the transfer or acquisition of the shares of the company or of its dominant company or a subsidiary, and of transactions with such companies, provided that such information is relevant for his financial standing.	COMPLIANT	-
27 Supervisory board members' remuneration should be set on the basis of a set of transparent procedures and rules. The remuneration should be fair but should not constitute a significant cost item in the company's business or have a material impact on its financial results. It should also be in reasonable relation to the remuneration of members of the management board. The total amount of all supervisory board members remuneration, as well as the remuneration of individual members, with a breakdown of its various elements should be disclosed in the annual report together with information on the procedures and rules applied to determine it.	COMPLIANT	Starting with the annual report for 2004 the Company will disclose the remuneration of individual Board Members.
28. The supervisory board should operate in accordance with its by-laws which should be available to the public. The by laws should stipulate that at least two committees should be set up: audit and remuneration. The remuneration committee should consist of at least two independent members and at least one person possessing the relevant qualifications and experience in accounting and finance. The committee's task should be specified in the board by-laws. The committees should present reports on their activities to the supervisory board every year. The company should then make these reports available to	NON-COMPLIANT	Main issues concerning the functioning of the Supervisory Board including among others, means of convening meetings, conditions for validity of resolutions, rights of the Chairman as well as participating in meeting with the use of remote means of communication are provided by the statutes. Other issues connected with the functioning of the Supervisory Board including the regulations of the Best Practices Code were regulated by the resolution of the Supervisory Board of May 14, 2003 concerning the duties of the Supervisory Board and performance of the mandate of the Supervisory Board Member. The Company observes the regulations regarding audit committee. Taking into account small number of Supervisory Board Members the board

shareholders.		decided not to set up other committees as it is capable of dealing with other matters, apart from detailed analysis of financial reports, including the remuneration issue.
29. The agenda of a supervisory board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the supervisory board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the supervisory board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a supervisory board member and the company.	COMPLIANT	-
30. A supervisory board member delegated by a group of shareholders to permanently exercise supervision should submit to the supervisory board detailed reports on the performance of his task.	COMPLIANT	In case such situation takes place, a member of the Supervisory Board delegated to perform permanent supervision shall be obliged by the resolution of the Supervisory Board of May 14, 2003 concerning the duties of the Supervisory Board and performance of the mandate of the Supervisory Board member which resolution regulates such duties.
31. A supervisory board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and, in particular, if it could hinder the timely adoption of an important resolution.	COMPLIANT	The statutes also provides that in case a member of the Supervisory Board resigns from the post, the Supervisory Board is in the position to appoint a new member whose term of office shall end at the nearest General Meeting.
BEST PRACTICES OF MANAGEMENT BOARDS 32. Bearing in mind the interest of the company, the management board sets forth the strategy and the main objects of the company's operations, and submits them to the supervisory board. The management board is liable for the implementation and performance of the same. The management board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with the legal regulations and best practice.	COMPLIANT	-
33. While making decisions on corporate issues, members of the management board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the management board, should be taken into account in a given case in view of the company's interest. While determining the interest of the company, one should keep in mind the justified in long term perspective interests of the shareholders, creditors, employees of the company and other entities and persons cooperating with the company, as well as the interests of local community.	COMPLIANT	-
34. In transactions with shareholders and other persons whose interests have impact on the interest of the company, the management board should act with utmost care to ensure that the transactions are at arms' length. 	COMPLIANT Provisions of § 19 sec. 1 point b of the Articles of Association.	-
35. A management board member should display full loyalty towards the company and avoid actions which could lead to implementing exclusively own material interest. If a management board member receives information on the possibility of making an investment or another	COMPLIANT	-

advantageous transaction concerning the objects of the company, he should present such information immediately to the management board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the management board and only when this does not infringe the company's interest.		
36. A management board member should treat his shares in the company and in its dominant companies and subsidiaries as a long-term investment.	COMPLIANT	-
37. Management board members should inform the supervisory board of each conflict of interest in connection with the performed function or of the risk of such conflict.	COMPLIANT	-
38. The remuneration of management board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be in reasonable relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.	COMPLIANT	Members of the Management Board obtain fixed remuneration connected with the functions of the board's members as well as with the functions of the managing directors. Once a year members of the Management Board may obtain cash incentive bonus dependent on the Company's realization of the forecasted financial results. The remuneration of Agora's Management Board members is lower than in other companies of comparable size. Furthermore, members of the Management Board are subject to incentive plans carried out by Agora-Holding Sp. z o.o. in co-operation with Agora SA. Under these plans, members of the Management Board may obtain the right to purchase from Agora-Holding Agora's shares which are subject to 5 years' lock-up.
39. The total amount all management board members' remuneration, as well as the remuneration of individual members, with a breakdown of its various elements should be disclosed in the annual report together with information on the procedures and rules applied to determine it. If the amount of remuneration of individual members of the management board significantly differs, it is recommended that a relevant explanation be published.	COMPLIANT	Starting with the annual report for 2004 the Company shall disclose the remuneration of individual Board Members
40. The management board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.	COMPLIANT	-
BEST PRACTICES IN RELATIONS WITH THIRD PARTIES AND THIRD PARTY INSTITUTIONS 41. The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.	COMPLIANT	-
42. In order to ensure proper impartiality of opinion, the company should change the expert auditor at least once every five years. The change of auditor should also be understood as a change in an individual carrying out the audit. Additionally, over a long period of time the company should not use the services of the same auditing entity.	COMPLIANT	-
43. The auditor should be selected by the supervisory board on the recommendation of the audit committee, or by the general meeting on the recommendation of the supervisory board containing the audit committee recommendation. If the auditor other that the one recommended by the	COMPLIANT	

audit committee is chosen by either the board or the general meeting, detailed reasons should be given. Information on the selection of auditing entity together with the relevant justification should be disclosed in the annual report.		
44. The current auditor or the auditor auditing the annual accounts of the company or its subsidiaries in the period under examination cannot act as a special purpose auditor for the same company.	COMPLIANT	In case of a necessity to appoint such an auditor the Company shall comply with the Code's recommendations.
45. A company should acquire its own shares in such a way that no group of shareholders be privileged.	COMPLIANT	In case of a decision to acquire its own shares the Company shall comply with the Code's recommendations.
46. The statutes of the company, its basic internal regulations, information and documents related to general meetings, and the financial statements should be made available in the registered office of the company and on its website.	COMPLIANT	www.agora.pl
47. The Company should have proper media relations procedures and regulations and an information policy, ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operation and business, standing, and enable their presence at general meetings.	COMPLIANT	-
48. In its annual report, a company should make public its statement on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publicly explain this fact.	COMPLIES	The statement concerning the application of corporate governance standards is made public by announcing the report herein.

Member of the board announces stock sale

18-04-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on April 15, 2005 a Management Board Member was informed by the broker about the sale of 24,040 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between April 11 and April 14, 2005. The average sale price stood at PLN 61.03 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.
